Registration No. 333-134307
                                                     Registration No. 811-04335
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           -------------------------

                                   FORM N-6

         REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933      [ ]

         Pre-Effective Amendment No. 1                                [X]

         Post-Effective Amendment No.                                 [ ]

                                    AND/OR

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940       [ ]


         Amendment No. 36                                             [X]


                       (Check appropriate box or boxes)

                           -------------------------

                               SEPARATE ACCOUNT FP
                                      of
                      AXA EQUITABLE LIFE INSURANCE COMPANY
                          (Exact Name of Registrant)

                           -------------------------

                      AXA EQUITABLE LIFE INSURANCE COMPANY
                              (Name of Depositor)

             1290 Avenue of the Americas, New York, New York 10104 (Address of Depositor's Principal Executive Offices)
       Depositor's Telephone Number, including Area Code: (212) 554-1234

                           -------------------------


                                   DODIE KENT
                           VICE PRESIDENT AND COUNSEL
                      AXA Equitable Life Insurance Company
             1290 Avenue of the Americas, New York, New York 10104
                    (Name and Address of Agent for Service)


                           -------------------------

                 Please send copies of all communications to:
                           CHRISTOPHER E. PALMER, ESQ.
                              Goodwin Procter LLP
                           901 New York Avenue, N.W.
                             Washington, D.C. 20001
                           -------------------------

         Approximate Date of Proposed Public Offering: As soon as practical after the effectiveness of the Registration Statement.

         Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

        It is proposed that this filing will become effective (check appropriate box):

[ ]      Immediately upon filing pursuant to paragraph (b)(1)(vii) of Rule 485.

[ ]      On ___________ pursuant to paragraph (b)(1)(vii) of Rule 485.

[ ]      60 days after filing pursuant to paragraph (a)(1) of Rule 485.

[ ]      On (date) pursuant to paragraph (a)(1) of Rule 485.


If appropriate, check the following box:

[ ] This post-effective amendment designates a new effective date for previously filed post-effective amendment.

Title of Securities Being Registered

         Units of interest in Separate Account FP.

Incentive Life(SM) Legacy
An individual flexible premium variable life insurance policy issued by AXA Equitable Life Insurance Company with variable investment options offered under AXA Equitable's Separate Account FP.


Please read this prospectus and keep it for future reference. It contains important information that you should know before purchasing, or taking any other action under a policy. Also, you should read the prospectuses for each Trust, which contain important information about the Portfolios.



PROSPECTUS DATED AUGUST 25, 2006
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This prospectus describes your rights and obligations under an Incentive LifeSM
Legacy policy, but is not the policy itself. The policy is the actual contract between you and AXA Equitable. To make this prospectus easier to read, we sometimes use different words than the policy. AXA Equitable or your financial professional can provide any further explanation about your policy.


Although this prospectus is primarily designed for potential purchasers of the policy, you may have previously purchased a policy and be receiving this prospectus as a current policy owner. If you are a current policy owner, you should note that the options, features and charges of the policy may have varied over time. For more information about the particular options, features and charges applicable to you, please contact your financial professional and/or refer to your policy.


WHAT IS INCENTIVE LIFE(SM) LEGACY?

Incentive Life(SM) Legacy is issued by AXA Equitable. It provides life insurance coverage, plus the opportunity for you to earn a return in our guaranteed interest option and/or one or more of the following variable investment options:




--------------------------------------------------------------------------------
 Variable investment options
--------------------------------------------------------------------------------
 AXA Premier VIP Trust
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o AXA Aggressive Allocation*            o AXA Premier VIP High Yield
o AXA Conservative Allocation*          o AXA Premier VIP International Equity
o AXA Conservative-Plus Allocation*     o AXA Premier VIP Large Cap Core Equity
o AXA Moderate Allocation*              o AXA Premier VIP Large Cap Growth
o AXA Moderate-Plus Allocation*         o AXA Premier VIP Large Cap Value
o AXA Premier VIP Aggressive Equity     o AXA Premier VIP Mid Cap Growth
o AXA Premier VIP Core Bond             o AXA Premier VIP Mid Cap Value
o AXA Premier VIP Health Care           o AXA Premier VIP Technology
--------------------------------------------------------------------------------
 EQ Advisors Trust
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o EQ/AllianceBernstein Common Stock**   o EQ/FI Mid Cap
o EQ/AllianceBernstein Growth and       o EQ/FI Mid Cap Value
  Income**                              o EQ/GAMCO Mergers and Acquisitions
o EQ/AllianceBernstein International**  o EQ/GAMCO Small Company Value
o EQ/AllianceBernstein Large Cap        o EQ/International Growth
   Growth**                             o EQ/JP Morgan Core Bond
o EQ/AllianceBernstein Quality Bond**   o EQ/JP Morgan Value Opportunities
o EQ/AllianceBernstein Small Cap
  Growth**                              o EQ/Janus Large Cap Growth
o EQ/AllianceBernstein Value**          o EQ/Legg Mason Equity Value
o EQ/Ariel Appreciation II              o EQ/Long Term Bond
o EQ/Boston Advisors Equity Income      o EQ/Lord Abbett Growth and Income
o EQ/Calvert Socially Responsible       o EQ/Lord Abbett Large Cap Core
o EQ/Capital Guardian Growth            o EQ/Lord Abbett Mid Cap Value
o EQ/Capital Guardian International     o EQ/Marsico Focus
o EQ/Capital Guardian Research          o EQ/Mercury Basic Value Equity
o EQ/Capital Guardian U.S. Equity       o EQ/Mercury International Value
o EQ/Caywood-Scholl High Yield Bond     o EQ/MFS Emerging Growth Companies
o EQ/Equity 500 Index                   o EQ/MFS Investors Trust
o EQ/Evergreen International Bond       o EQ/Money Market
o EQ/Evergreen Omega                    o EQ/Montag & Caldwell Growth
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--------------------------------------------------------------------------------
 EQ Advisors Trust
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o EQ/PIMCO Real Return                  o EQ/UBS Growth and Income
o EQ/Short Duration Bond                o EQ/Van Kampen Comstock
o EQ/Small Cap Value**                  o EQ/Van Kampen Emerging Markets
o EQ/Small Company Growth**                Equity
o EQ/Small Company Index                o EQ/Van Kampen Mid Cap Growth
o EQ/TCW Equity                         o EQ/Wells Fargo Montgomery Small
                                           Cap
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*    Also referred to as an "AXA Allocation investment option" in this prospectus.



** This is the investment option's new name, effective September 18, 2006. For the EQ/Small Company Growth and EQ/Small Cap Value portfolios, these new names are effective August 25, 2006 and September 1, 2006, respectively. Please see "Portfolios of the Trusts" in "About the Portfolios of the Trusts" later in this Prospectus for the investment option's former name.

Amounts that you allocate under your policy to any of the variable investment options are invested in a corresponding "Portfolio" that is part of the EQ Advisors Trust and the AXA Premier VIP Trust (the "Trusts"), which are mutual funds. Your investment results in a variable investment option will depend on those of the related Portfolio. Any gains will generally be tax deferred and the life insurance benefits we pay if the policy's insured person dies will generally be income tax free.


OTHER CHOICES YOU HAVE. You have considerable flexibility to tailor the policy to meet your needs. For example, subject to our rules, you can (1) choose when and how much you contribute (as "premiums") to your policy, (2) pay certain premium amounts to guarantee that your insurance coverage will continue for at least a certain number of policy years, regardless of investment performance,
(3) borrow or withdraw amounts you have accumulated, (4) choose between two life insurance death benefit options, (5) increase or decrease the amount of insurance coverage, (6) elect to receive an insurance benefit if the insured person becomes terminally ill, and (7) obtain certain optional benefits that we offer by "riders" to your policy.


OTHER AXA EQUITABLE POLICIES. We offer a variety of fixed and variable life insurance policies which offer policy features, including investment options, that are different from those offered by this prospectus. Not every policy or feature is offered through your financial professional. Replacing existing insurance with Incentive Life(SM) Legacy or another policy may not be to your advantage. You can contact us to find out more about any other AXA Equitable insurance policy.



The Securities and Exchange Commission ("SEC") has not approved or disapproved these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense. The policies are not insured by the FDIC or any other agency. They are not deposits or other obligations of any bank and are not bank guaranteed. They are subject to investment risks and possible loss of principal.

                                                                 X01123/AA & ADL

Contents of this prospectus
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1. RISK/BENEFIT SUMMARY: POLICY FEATURES, BENEFITS
   AND RISKS                                                                 1
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How you can pay for and contribute to your policy                            1
The minimum amount of premiums you must pay                                  1
You can guarantee that your policy will not terminate
  before a certain date                                                      2
You can elect a "paid up" death benefit guarantee                            2
You can receive an accelerated death benefit under
  the Living Care Rider                                                      2
Investment options within your policy                                        3
About your life insurance benefit                                            3
You can increase or decrease your insurance coverage                         4
Accessing your money                                                         5
Risks of investing in a policy                                               5
How the Incentive Life(SM) Legacy variable life insurance
  policy is available                                                        5


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2. RISK/BENEFIT SUMMARY: CHARGES AND EXPENSES YOU
   WILL PAY                                                                  6
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Tables of policy charges                                                     6
How we allocate charges among your investment options                       12
Changes in charges                                                          12


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3. WHO IS AXA EQUITABLE?                                                    13
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How to reach us                                                             13
About our Separate Account FP                                               14
Your voting privileges                                                      14


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4. ABOUT THE PORTFOLIOS OF THE TRUSTS                                       15
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Portfolios of the Trusts                                                    15


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5. DETERMINING YOUR POLICY'S VALUE                                          20
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Your policy account value                                                   20


----------------------
"We," "our" and "us" refer to AXA Equitable. "Financial professional" means the registered representative of either AXA Advisors or AXA Distributors who is offering you this policy.

When we address the reader of this prospectus with words such as "you" and "your," we mean the person or persons having the right or responsibility that the prospectus is discussing at that point. This usually is the policy's owner. If a policy has more than one owner, all owners must join in the exercise of any rights an owner has under the policy, and the word ''owner'' therefore refers to all owners.

When we use the word "state," we also mean any other local jurisdiction whose laws or regulations affect a policy.

This prospectus does not offer Incentive Life(SM) Legacy anywhere such offers are not law ful. AXA Equitable does not authorize any information or representation about the offering other than that contained or incorporated in this prospectus, in any current supplements thereto, or in any related sales materials authorized by AXA Equitable.


i  Contents of this prospectus

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6. TRANSFERRING YOUR MONEY AMONG OUR
   INVESTMENT OPTIONS                                                       21
--------------------------------------------------------------------------------
Transfers you can make                                                      21
How to make transfers                                                       21
Our automatic transfer service                                              21
Our asset rebalancing service                                               22


--------------------------------------------------------------------------------
7. ACCESSING YOUR MONEY                                                     23
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Borrowing from your policy                                                  23
Loan extension                                                              24
Making withdrawals from your policy                                         24
Surrendering your policy for its net cash surrender value                   25
Your option to receive a terminal illness living benefit                    25


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8. TAX INFORMATION                                                          26
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Basic tax treatment for you and your beneficiary                            26
Tax treatment of distributions to you (loans, partial
  withdrawals, and full surrender)                                          26
Tax treatment of living benefits rider or Living Care Rider under
  a policy with the applicable rider                                        27

Business and employer owned policies                                        27

Requirement that we diversify investments                                   28
Estate, gift, and generation-skipping taxes                                 28
Pension and profit-sharing plans                                            29
Split-dollar and other employee benefit programs                            29
ERISA                                                                       29
Our taxes                                                                   29
When we withhold taxes from distributions                                   29
Possibility of future tax changes and other tax information                 29


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9. MORE INFORMATION ABOUT POLICY FEATURES AND
   BENEFITS                                                                 31
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Alternative higher death benefit in certain cases                           31

Guarantee premium test for no lapse guarantees                              31
Paid up death benefit guarantee                                             32
Other benefits you can add by rider                                         33
Customer loyalty credit                                                     36
Variations among Incentive Life(SM) Legacy policies                           36
Your options for receiving policy proceeds                                  36
Your right to cancel within a certain number of days                        37


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10. MORE INFORMATION ABOUT CERTAIN POLICY CHARGES                           38
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Deducting policy charges                                                    38

Charges that the Trusts deduct                                              41


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11. MORE INFORMATION ABOUT PROCEDURES THAT
    APPLY TO YOUR POLICY                                                    42
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Dates and prices at which policy events occur                               42
Policy issuance                                                             42
Ways to make premium and loan payments                                      43
Assigning your policy                                                       43
You change your policy's insured person                                     43
Requirements for surrender requests                                         44
Gender-neutral policies                                                     44
Future policy exchanges                                                     44


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12. MORE INFORMATION ABOUT OTHER MATTERS                                    45
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About our general account                                                   45
Transfers of your policy account value                                      45
Telephone and EQAccess requests                                             46
Suicide and certain misstatements                                           46
When we pay policy proceeds                                                 46
Changes we can make                                                         47
Reports we will send you                                                    47
Distribution of the policies                                                47
Legal proceedings                                                           48


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13. FINANCIAL STATEMENTS OF SEPARATE ACCOUNT FP
    AND AXA EQUITABLE                                                       49
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14. PERSONALIZED ILLUSTRATIONS                                              50
--------------------------------------------------------------------------------
Illustrations of policy benefits                                            50


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APPENDIX I -- HYPOTHETICAL ILLUSTRATIONS                                   I-1
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REQUESTING MORE INFORMATION
Statement of Additional Information
Table of contents
--------------------------------------------------------------------------------

                                                 Contents of this prospectus  ii

An index of key words and phrases

--------------------------------------------------------------------------------
This index should help you locate more information on the terms used in this prospectus.





                                         Page
   account value                           20
   actual premium fund value               31
   Administrative Office                   13
   age                                     43
   Allocation Date                          3
   alternative death benefit               31
   amount at risk                          38
   anniversary                              5
   assign; assignment                      43
   automatic transfer service              21
   AXA Equitable                           13
   AXA Equitable Access Account            36
   AXA Financial, Inc.                     13
   AXA Premier VIP Trust                cover
   basis                                   26
   beneficiary                             36
   business day                            42
   cash surrender value                    23
   Code                                    26
   collateral                              23
   cost of insurance charge                39
   cost of insurance rates                 39
   customer loyalty credit                 36
   day                                     42
   default                                  1
   disruptive transfer activity            45
   dollar cost averaging service           21
   EQAccess                                13
   EQ Advisors Trust                    cover
   extended no lapse guarantee              2
   face amount                              3
   grace period                             1
   guaranteed interest option               3
   guarantee premium test                  31
   Guaranteed Interest Account              3
   Incentive Life(SM) Legacy            cover
   initial premium                          3
   insured person                          43
   investment funds                         3
   investment option                    cover
   issue date                              43
   lapse                                    1
   Living Care Rider                        3
   loan extension                          24
   loan, loan interest                     23
   market timing                           45
   modified endowment contract             26
   month, year                             42
   monthly deduction                       12
   net cash surrender value                25
   no lapse guarantee premium fund value   31
   no lapse guarantee                      31
   Option A, B                              3
   our                                      i
   owner                                    i
   paid up                                 26
   paid up death benefit guarantee          2
   partial withdrawal                      25
   payments                                43
   planned periodic premium                 1
   policy                               cover
   Portfolio                            cover
   premium payments                         1
   prospectus                           cover
   rebalancing                             22
   receive                                 42
   restore, restoration                     2
   riders                                   1
   SEC                                  cover
   Separate Account FP                     14
   state                                    i
   subaccount                              14
   surrender                               25
   surrender charge                         6
   target premium                          48
   telephone transfers                     21
   transfers                               21
   Trusts                               cover
   units                                   20
   unit values                             20
   us                                       i
   variable investment option           cover
   we                                       i
   withdrawal                              24
   you, your                                i


iii  An index of key words and phrases

1.  Risk/benefit summary: Policy features, benefits and risks



--------------------------------------------------------------------------------
Incentive Life(SM) Legacy is a variable life insurance policy that provides you with flexible premium payment plans and benefits to meet your specific needs. The basic terms of the policy require you to make certain payments in return for life insurance coverage. The payments you can make and the coverage you can receive under this "base policy" are described below.

Riders to your base policy can increase the benefits you receive and affect the amounts you pay in certain circumstances. Available riders are listed in "Other benefits you can add by rider" under "More information about policy features and benefits" later in this prospectus.


HOW YOU CAN PAY FOR AND CONTRIBUTE TO YOUR POLICY

PREMIUM PAYMENTS. We call the amounts you contribute to your policy "premiums" or "premium payments." The amount we require as your first premium varies depending on the specifics of your policy and the insured person. Each subsequent premium payment must be at least $50, although we can increase this minimum if we give you advance notice. Otherwise, with a few exceptions mentioned below, you can make premium payments at any time and in any amount.


SECTION 1035 EXCHANGES OF POLICIES WITH OUTSTANDING LOANS. If we approve, you may purchase an Incentive Life(SM) Legacy policy through an assignment and exchange of another life insurance policy with a cash surrender value pursuant to a valid Internal Revenue Code Section 1035 exchange. If such other policy is subject to a policy loan, we may permit you to carry over all or a portion of such loan to the Incentive Life(SM) Legacy policy, subject to our administrative rules then in effect. In this case, we will treat any cash paid, plus any loaned amount carried over to the Incentive Life(SM) Legacy policy, as premium received in consideration of our issuing the policy. If we allow you to carry over all or a portion of any such outstanding loan, then we will hold amounts securing such loan in the same manner as the collateral for any other policy loan, and your policy also will be subject to all our other rules regarding loans (see "Borrowing from your policy" later in this prospectus).


--------------------------------------------------------------------------------
You can generally pay premiums at such times and in such amounts as you like before the policy anniversary nearest to the insured's 100th birthday, so long as you don't exceed certain limits determined by the federal income tax laws applicable to life insurance.
--------------------------------------------------------------------------------

LIMITS ON PREMIUM PAYMENTS. The federal tax law definition of "life insurance" limits your ability to pay certain high levels of premiums (relative to the amount of your policy's insurance coverage). Also, if your premium payments exceed certain other amounts specified under the Internal Revenue Code, your policy will become a "modified endowment contract," which may subject you to additional taxes and penalties on any distributions from your policy. See "Tax information" later in this prospectus. We may return any premium payments to you that would exceed those limits.

You can ask your financial professional to provide you with an Illustration of Policy Benefits that shows you the amount of premiums you can pay, based on various assumptions, without exceeding these tax law limits. The tax law limits can change as a result of certain changes you make to your policy. For example, a reduction in the face amount of your policy may reduce the amount of premiums that you can pay and may impact whether your policy is a modified endowment contract.

If at any time your policy's account value is high enough that the "alternative higher death benefit" discussed later in this prospectus would apply, we reserve the right to limit the amount of any premiums that you pay, unless the insured person provides us with evidence of insurability satisfactory to us.

Under certain policy benefits and/or riders, you may be unable to make additional premium payments. See "More information about policy features and benefits."

PLANNED PERIODIC PREMIUMS. Page 3 of your policy will specify a "planned periodic premium." This is the amount that you request us to bill you. However, payment of these or any other specific amounts of premiums is not mandatory. You need to pay only the amount of premiums (if any) necessary to keep your policy from lapsing and terminating as discussed below.

THE MINIMUM AMOUNT OF PREMIUMS YOU MUST PAY

POLICY "LAPSE" AND TERMINATION. Your policy will lapse (also referred to in your policy as "default") if your "net policy account value" is not enough to pay your policy's monthly charges when due unless:


o you have paid sufficient premiums to maintain one of our available guarantees against termination, the guarantee is still in effect and any outstanding loan and accrued loan interest does not exceed the policy account value (see "You can guarantee that your policy will not terminate before a certain date" below);


o you are receiving monthly benefit payments under the Living Care Rider (see "Other benefits you can add by rider" under "More information about policy features and benefits" later in this prospectus);

o you have elected the paid up death benefit guarantee and it remains in effect and any outstanding policy loan and accrued loan interest does not exceed the policy account value (see "You can elect a "paid up" death benefit guarantee" below); or

o  your policy has an outstanding loan that would qualify for "loan extension."

("Policy account value" and "net policy account value" are explained under "Determining your policy's value" later in this prospectus.)

We will mail a notice to you at your last known address if your policy lapses. You will have a 61-day grace period to pay at least an amount prescribed in your policy which would be enough to keep your policy


                   Risk/benefit summary: Policy features, benefits and risks   1
in force for approximately three months (without regard to investment performance). You may not make any transfers or request any other policy changes during a grace period. If we do not receive your payment by the end of the grace period, your policy (and all riders to the policy) will terminate without value and all coverage under your policy will cease. We will mail an additional notice to you if your policy terminates.


If the insured person dies during a grace period, we will pay the death benefit, less any overdue charges, policy loans or liens and accrued loan or lien interest, to the beneficiary you have named.


--------------------------------------------------------------------------------
Your policy will terminate if you don't pay enough premiums (i) to pay the charges we deduct, or (ii) to maintain one of the no lapse guarantees that can keep your policy from terminating. However, we will first send you a notice and give you the opportunity to pay any shortfall.
--------------------------------------------------------------------------------

You may owe taxes if your policy terminates while you have a loan outstanding, even though you receive no additional money from your policy at that time. See "Tax information," later in this prospectus.

RESTORING A TERMINATED POLICY. To have your policy "restored" (put back in force), you must apply within six months after the date of termination. In some states, you may have a longer period of time. You must also (i) present evidence of insurability satisfactory to us and (ii) pay at least the amount of premium that we require. The amount of payment will not be more than an amount sufficient to cover total monthly deductions for 3 months, calculated from the effective date of restoration, and the premium charge. We will determine the amount of this required payment as if no interest or investment performance were credited to or charged against your policy account. Your policy contains additional information about the minimum amount of this premium and about the values and terms of the policy after it is restored. Any no lapse guarantee will not be restored after the policy terminates.


YOU CAN GUARANTEE THAT YOUR POLICY WILL NOT TERMINATE BEFORE A CERTAIN DATE

NO LAPSE GUARANTEE. You can generally guarantee that your policy will not terminate for a number of years (the "guarantee period") by paying at least certain specified amounts of premiums (the "guarantee premiums"). We call this our "No Lapse Guarantee." The length of your policy's guarantee period will range from 5 to 10 years, depending on the insured's age when we issue the policy. Both the guarantee period and guarantee premiums will be set forth on Page 3 of your policy. We make no extra charge for this guarantee.

During the guarantee period, however, the No Lapse Guarantee applies only if:

o You have satisfied the "guarantee premium test" (discussed in "Guarantee premium test for no lapse guarantees" under "More information about policy benefits" later in this prospectus);

o  Your policy's death benefit option has always been Option A; and


o Any policy loan and accrued and unpaid loan interest is less than the policy account value.

The No Lapse Guarantee will not apply if you fail to meet the guarantee premium test. This feature will automatically terminate if:

o  the guarantee period expires; or

o  you change your death benefit option to Option B.


EXTENDED NO LAPSE GUARANTEE RIDER. In states where approved, an optional rider may be added to the policy that provides a longer guarantee period than described above. Subject to limitations, you can choose the number of years that you would like to have this benefit.

The monthly cost of this rider varies by the individual characteristics of the insured, the face amount of the policy and the benefit period you select. A change in the face amount of the policy, however, may affect the cost of this rider. You can terminate this rider at any time but it cannot be reinstated once terminated. For more information about this rider, see "Optional benefits you can add by rider" under "More information about policy features and benefits."

--------------------------------------------------------------------------------
If you pay at least certain prescribed amounts of premiums, your policy's death benefit option has always been Option A and any outstanding policy loan and accrued loan interest do not exceed the policy account value, your policy will not lapse for a number of years, even if the value in your policy becomes insufficient to pay the monthly charges.
--------------------------------------------------------------------------------

YOU CAN ELECT A "PAID UP" DEATH BENEFIT GUARANTEE

You may elect to take advantage of our "paid up" death benefit guarantee at any time after the fourth year of your policy if the insured's attained age is 99 or less provided certain requirements are met. If you elect the paid up death benefit guarantee, we may reduce your base policy's face amount. Thereafter, your policy will not lapse so long as the paid up death benefit guarantee remains in effect. Also, if you elect the paid up death benefit guarantee, you will be required to reallocate your existing policy account value to a limited number of variable investment options that we make available at our discretion. The guaranteed interest option will also be available; however, we will limit the amount that may be allocated to the guaranteed interest option at any time. Our paid up death benefit guarantee is not available if you received monthly benefit payments under the Living Care Rider (described below) at any time.

The guarantee will terminate if (i) at any time following the election, the sum of any outstanding policy loan and accrued interest exceeds your policy account value, or (ii) you request that we terminate the election. For more information about the circumstances under which you can elect the paid up death benefit guarantee, the possible reduction in face amount after this guarantee is elected (including the possible imposition of surrender charges upon such reduction), restrictions on allocating your policy account value and other effects of this guarantee on your policy, see "Paid up death benefit guarantee" under "More information about policy features and benefits" later in this prospectus.

YOU CAN RECEIVE AN ACCELERATED DEATH BENEFIT UNDER THE LIVING CARE RIDER

In states where approved, an optional rider may be added to your policy at issue that provides an acceleration of the policy's death ben-


2   Risk/benefit summary: Policy features, benefits and risks
efit in the form of monthly payments if the insured becomes chronically ill and is receiving qualifying long-term care services. This is our Living Care Rider. The monthly rate for this rider varies based on the individual characteristics of the insured and the benefit percentage you select. You can terminate this rider after your first policy year. For more information about this rider, see "Other benefits you can add by rider" under "More information about policy features and benefits" later in this prospectus.

INVESTMENT OPTIONS WITHIN YOUR POLICY


Except as set forth in the next sentence, we will initially put all unloaned amounts which you have allocated to variable investment options into such options on the later of the business day that we receive the full minimum initial premium or the register date (the "Investment Start Date").


In those states that require us to return your premium without adjustment for investment performance within a certain number of days (see "Your right to cancel within a certain number of days," later in this prospectus), we will initially put all amounts which you have allocated to the variable investment options into our EQ/Money Market investment option. In this case, on the first business day following the twentieth day after your policy is issued, we will re-allocate that investment in accordance with your premium allocation instructions then in effect. For policies issued in these states, the "Allocation Date" is the first business day following the twentieth day after your policy is issued. For all other policies, the Allocation Date is the Investment Start Date.

You give such allocation instructions in your application to purchase a policy. You can change the premium allocation percentages at any time, but this will not affect any prior allocations. The allocation percentages that you specify must always be in whole numbers and total exactly 100%.

--------------------------------------------------------------------------------
You can choose among variable investment options.
--------------------------------------------------------------------------------

VARIABLE INVESTMENT OPTIONS. The available variable investment options are listed on the front cover of this prospectus. (Your policy and other supplemental materials may refer to these as "Investment Funds.") The investment results you will achieve in any one of these options will depend on the investment performance of the corresponding Portfolio that shares the same name as that option. That Portfolio follows investment practices, policies and objectives that are appropriate to the variable investment option you have chosen. You can lose your principal when investing in the variable investment options. In periods of poor market performance, the net return, after charges and expenses, may result in negative yields, including for the EQ/Money Market variable investment option.

The advisers who make the investment decisions for each Portfolio are set forth later in the prospectus under "About the Portfolios."

You will find other important information about each Portfolio in the separate prospectuses for each Trust which accompany this prospectus, including a comprehensive discussion of the risks of investing in each Portfolio. We may add or delete variable investment options or Portfolios at any time.


If you elect the extended no lapse guarantee rider or exercise the paid up death benefit guarantee, your choice of variable investment options will be limited to the AXA Allocation investment options, or those investment options we are then making available under the rider (see "Other benefits you can add by rider" under "More information about policy features and benefits").


GUARANTEED INTEREST OPTION. You can also allocate some or all of your policy's value to our guaranteed interest option. We, in turn, invest such amounts as part of our general assets. Periodically, we declare a fixed rate of interest (2% minimum) on amounts that you allocate to our guaranteed interest option. We credit and compound the interest daily at an effective annual rate that equals the declared rate. The rates we are declaring on existing policies at any time may differ from the rates we are then declaring for newly issued policies. (The guaranteed interest option is part of what your policy and other supplemental material may refer to as the "Guaranteed Interest Account.")

If you elect the paid up death benefit guarantee or the extended no lapse guarantee rider, we will restrict the amount of the policy account value that can be transferred or allocated to the guaranteed interest option. For more information on these restrictions, see "Paid up death benefit guarantee" and "extended no lapse guarantee rider" under "More information about policy features and benefits" later in this prospectus.

--------------------------------------------------------------------------------
We will pay at least 2% annual interest on our guaranteed interest option.
--------------------------------------------------------------------------------

ABOUT YOUR LIFE INSURANCE BENEFIT


YOUR POLICY'S FACE AMOUNT. In your application to buy an Incentive LifeSM Legacy policy, you tell us how much insurance coverage you want on the life of the insured person. We call this the "face amount" of the base policy. $100,000 is the minimum amount of coverage you can request.

--------------------------------------------------------------------------------
If the insured person dies, we pay a life insurance benefit to the
"beneficiary" you have named. (See "Your options for receiving policy proceeds" under "More information about policy features and benefits" later in this prospectus.) The amount we pay depends on whether you have chosen death benefit Option A or death benefit Option B.
--------------------------------------------------------------------------------

YOUR POLICY'S "DEATH BENEFIT" OPTIONS. In your policy application, you also choose whether the basic amount (or "benefit") we will pay if the insured person dies is:

o Option A -- The policy's face amount on the date of the insured person's death. The amount of this death benefit doesn't change over time, unless you take any action that changes the policy's face amount; -- or --

o Option B -- The face amount plus the policy's "account value" on the date of death. Under this option, the amount of the death benefit generally changes from day to day, because many factors (including investment performance, charges, premium payments and withdrawals) affect your policy's account value.

Your policy's "account value" is the total amount that at any time is earning interest for you or being credited with investment gains and


                   Risk/benefit summary: Policy features, benefits and risks   3
losses under your policy. (Account value is discussed in more detail under "Determining your policy's value" later in this prospectus.)


Under Option B, your policy's death benefit will tend to be higher than under Option A, assuming the same policy face amount and policy account value. As a result, the monthly insurance charge we deduct will also be higher, to compensate us for our additional risk. If you have elected the paid up death benefit guarantee or your policy has been placed on loan extension, the death benefit option will be Option A and must remain Option A thereafter.


In order to take advantage of the no lapse guarantee and the extended no lapse guarantee, you must have always had Option A since the policy issue date. If you have elected the paid up death benefit guarantee or your policy has been placed on loan extension, the death benefit option will be Option A and must remain Option A thereafter.

ALTERNATIVE HIGHER DEATH BENEFIT IN LIMITED CASES. Your policy is designed to always provide a minimum level of insurance protection relative to your policy's value, in part to meet the Internal Revenue Code's definition of "life insurance." For more information on the alternative higher death benefit and for information on other adjustments to the death benefit, see "More information about policy features and benefits" later in this prospectus.

DEATH BENEFIT IF YOUR POLICY IS ON LOAN EXTENSION. Your policy offers an additional feature against policy termination due to an outstanding loan, called "loan extension." Availability of this feature is subject to certain terms and conditions, including that you must have owned your policy for at least 20 years. If your policy is on loan extension, the death benefit payable under the policy will be determined differently. For more information on loan extension, see "Borrowing from your policy" under "Accessing your money."

--------------------------------------------------------------------------------

You can request a change in your death benefit option from Option B any time after the second year of the policy and before the policy anniversary nearest to the insured's 100th birthday; however, changes to Option B are not permitted beyond the policy year in which the insured person reaches age 80.
--------------------------------------------------------------------------------

CHANGE OF DEATH BENEFIT OPTION. If you change your death benefit option, we will adjust your policy's face amount. The adjustment will be in the amount (up or down) necessary so that your death benefit amount immediately after the change is equal to your death benefit amount immediately before the change.

The following rules apply if the alternative death benefit (referenced above) is not higher than the base policy's death benefit at the time of the change in the death benefit option. If you change from Option A to Option B, we automatically reduce your policy's face amount by an amount equal to your policy's account value at the time of the change. If you change from Option B to Option A, we automatically increase your policy's face amount by an amount equal to your policy's account value at the time of the change.

If the alternative death benefit (referenced above) is higher than the base policy's death benefit at the time of the change in death benefit option, we will set the new base policy face amount so that your death benefit amount immediately after the change is equal to your death benefit amount immediately before the change.

We may refuse a change from Option A to Option B if the policy's face amount would be reduced below $100,000. A change from Option A to Option B is not permitted beyond the policy year in which the insured person reaches age 80, if the paid up death benefit guarantee is in effect or your policy is on loan extension.

We will not deduct or establish any amount of surrender charge as a result of a change in death benefit option. You may not change the death benefit option under the policy while the Living Care Rider is in effect. Please refer to "Tax Information" later in this prospectus to learn about certain possible income tax consequences that may result from a change in death benefit option, including the effect of an automatic increase or decrease in face amount.



YOU CAN INCREASE OR DECREASE YOUR INSURANCE COVERAGE

After the first policy year while this policy is in force, you may request an increase in life insurance coverage under your policy. You may request a decrease in your policy's face amount any time after the second year of your policy but before the policy year in which the insured person reaches age 100. The requested increase or decrease must be at least $10,000. Please refer to "Tax information" for certain possible tax consequences of changing the face amount of your policy.


We can refuse or limit any requested increase or decrease. We will not approve any increase or decrease if (i) we are at that time being required to waive charges or pay premiums under any optional disability waiver rider that is part of the policy; (ii) the paid up death benefit guarantee is in effect; or (iii) your policy is on loan extension. Also, we will not approve a face amount increase if (i) the insured person has reached age 81 (or age 71 if the extended no lapse guarantee rider is in effect); or (ii) while the Living Care Rider is in effect. We will not accept a request for a face amount decrease while you are receiving monthly benefit payments under the Living Care Rider.


Certain policy changes, including increases and decreases in your insurance coverage may also affect the guarantee premiums under the policy and any applicable monthly charge for the extended no lapse guarantee rider.

The following additional conditions also apply:

FACE AMOUNT INCREASES. We treat an increase in face amount in many respects as if it were the issuance of a new policy. For example, you must submit satisfactory evidence that the insured person still meets our requirements for coverage. Also, we establish additional amounts of surrender charge and guarantee premiums under your policy for the face amount increase, reflecting the additional amount of coverage.

In most states, you can cancel the face amount increase within 10 days after you receive a new policy page showing the increase. If you cancel, we will reverse any charges attributable to the increase and recalculate all values under your policy to what they would have been had the increase not taken place.

The monthly cost of insurance charge we make for the amount of the increase will be based on the underwriting classification of the insured


4   Risk/benefit summary: Policy features, benefits and risks
person when the original policy was issued, provided the insured qualifies for the same or better underwriting classification. An additional 15-year surrender charge will apply to the face amount that exceeds the highest previous face amount. If the insured qualifies for a less favorable underwriting classification than the base policy, the increase will be declined. See "Risk/benefit summary: Charges and expenses you will pay."

FACE AMOUNT DECREASES. You may not reduce the face amount below the minimum we are then requiring for new policies. Nor will we permit a decrease that would cause your policy to fail the Internal Revenue Code's definition of life insurance. Guarantee premiums, as well as our monthly deductions for the cost of insurance coverage, will generally decrease from the time you reduce the face amount.

If you reduce the face amount during the first 15 years of your policy, or during the first 15 years after a face amount increase you have requested, we will deduct all or part of the remaining surrender charge from your policy account. Assuming you have not previously changed the face amount, the amount of the surrender charge we will deduct will be determined by dividing the amount of the decrease by the initial face amount and multiplying that fraction by the total amount of surrender charge that still remains applicable to your policy. We deduct the charge from the same investment options as if it were part of a regular monthly deduction under your policy.

In some cases, we may have to make a distribution to you from your policy at the time we decrease your policy's face amount. This may be necessary in order to preserve your policy's status as life insurance under the Internal Revenue Code. We may also be required to make such distribution to you in the future on account of a prior decrease in face amount. The distribution may be taxable.


ACCESSING YOUR MONEY


You can access the money in your policy in different ways. You may borrow up to 90% of the cash surrender value, less any outstanding loan and accrued loan interest before the policy year in which the insured reaches age 75 (100% thereafter). In your policy, the cash surrender value is equal to the difference between your policy account value and any surrender charges that are in effect under your policy. However, the amount you can borrow will be reduced by any amount that we hold on a "restricted" basis following your receipt of a terminal illness living benefits payment, as well as by any other loans and accrued loan interest you have outstanding. The cash surrender value available for loans is also reduced on a pro rata basis for the portion of policy face amount accelerated to date but not by more than the accumulated benefit lien amount. See "More information about policy features and benefits: Other benefits you can add by rider: Living Care Rider" later in this prospectus. We will charge interest on the amount of the loan. See "Borrowing from your policy" later in this prospectus for more information.

You can also make a partial withdrawal of $500 or more of your net cash surrender value (defined later in this prospectus under "Surrendering your policy for its net cash surrender value") at any time after the first year of your policy and before the policy anniversary nearest to the insured's 100th birthday. Partial withdrawals are not permitted if you have elected the paid up death benefit guarantee, your policy is on loan extension, or you are receiving monthly benefit payments under the Living Care Rider. See "Making withdrawals from your policy" later in this prospectus for more information.

Finally, you can surrender (turn in) your policy for its net cash surrender value at any time. See "Surrendering your policy for its net cash surrender value" later in this prospectus. See "Tax information" later in this prospectus, for the tax treatment of the various ways in which you can access your money.



RISKS OF INVESTING IN A POLICY

The policy is unsuitable as a short-term savings vehicle. Some of the principal risks of investing in a policy are as follows:

o If the investment options you choose perform poorly, you could lose some or all of the premiums you pay.

o If the investment options you choose do not make enough money to pay for the policy charges subject to any no lapse protection you may have, you could have to pay more premiums to keep your policy from terminating.

o If any policy loan and any accrued loan interest either equals or exceeds the policy account value, your policy will terminate subject to the policy's Grace Period provision and any loan extension endorsement you may have.

o We can increase, without your consent and subject to any necessary regulatory approvals, any charge that you currently pay at less than the maximum amount. We will not increase any charge beyond the highest maximum noted in the tables below.

o You may have to pay a surrender charge and there may be adverse tax consequences if you wish to discontinue some or all of your insurance coverage under a policy.

o Partial withdrawals from your policy are available only after the first policy year and must be at least $500 and no more than the net cash surrender value. Under certain circumstances, we will automatically reduce your policy's face amount as a result of a partial withdrawal.

Your policy permits other transactions that also have risks. These and other risks and benefits of investing in a policy are discussed in detail throughout this prospectus.

A comprehensive discussion of the risks of each investment option may be found in the Trust prospectus for that investment option.


HOW THE INCENTIVE LIFE(SM) LEGACY VARIABLE LIFE INSURANCE POLICY IS AVAILABLE


Incentive Life(SM) Legacy is primarily intended for individuals, businesses and trusts. However, we do not place limitations on its use. Please see "Tax Information" later in this prospectus for more information. Incentive LifeSM Legacy is available for issue ages 0-85.



                   Risk/benefit summary: Policy features, benefits and risks   5

2.  Risk/benefit summary: Charges and expenses you will pay

--------------------------------------------------------------------------------
TABLES OF POLICY CHARGES

For more information about some of these charges, see "Deducting policy charges" under "More information about certain policy charges" later in this prospectus. The illustrations of Policy Benefits that your financial professional will provide will show the impact of the actual current and guaranteed maximum rates, if applicable, of the following policy charges, based on various assumptions (except for the loan interest spread, where we use current rates in all cases).

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Policy. The first table shows the charges that we deduct under the terms of your policy when you buy and each time you contribute to your policy, surrender the policy, reduce the face amount or transfer policy account value among investment options.




-----------------------------------------------------------------
                        Transaction Fees
-----------------------------------------------------------------
 Charge                           When charge is deducted
-----------------------------------------------------------------
Premium charge                   Deducted from each premium
                                 when added to your policy
                                 account value
  If the extended no lapse
  guarantee rider is not in
  effect

  If the extended no lapse
  guarantee rider is in effect
-----------------------------------------------------------------
Surrender (turning in) of        Deducted from your policy
your policy during its first     account value at the time you
15 years                         surrender

  Highest and lowest rates
  we guarantee

  The rate we guarantee for
  a representative insured
  (male insured age 35 in
  the standard non-tobacco
  user risk class)
-----------------------------------------------------------------
Surrender of your policy         Deducted from your policy
during the first 15 years        account value at the time you
after you have requested         surrender
an increase in your policy's
face amount(5)

  Highest and lowest rates
  we guarantee

  The rate we guarantee for
  a representative insured
  (male insured age 35 at
  the time of the increase in
  the standard non-tobacco
  user risk class)
-----------------------------------------------------------------
Request a decrease in your       Deducted from your policy
policy's face amount             account value on the
                                 effective date of the decrease
-----------------------------------------------------------------
Transfers among                  Deducted when you transfer
investment options               policy account value among
                                 investment options
-----------------------------------------------------------------



----------------------------------------------------------------------------------------------------------------
 Charge                           Amount deducted
----------------------------------------------------------------------------------------------------------------
Premium charge                   As a percentage of premiums(1)

  If the extended no lapse       For the first 5 policy years:    12% (maximum and current)
  guarantee rider is not in      For subsequent policy years:     12% (maximum); 2% (current)
  effect

  If the extended no lapse       For the first 10 policy years:   12% (maximum and current)
  guarantee rider is in effect   For subsequent policy years:     12% (maximum); 2% (current)
----------------------------------------------------------------------------------------------------------------
Surrender (turning in) of        The amount of the initial surrender charge per $1,000 of initial base policy
your policy during its first     face amount.(2)(3)
15 years

  Highest and lowest rates       Highest: $47.92
  we guarantee                   Lowest: $10.38

  The rate we guarantee for      Representative: $17.32
  a representative insured
  (male insured age 35 in
  the standard non-tobacco
  user risk class)
----------------------------------------------------------------------------------------------------------------
Surrender of your policy         An amount of surrender charge that we will compute on essentially the same
during the first 15 years        basis as above (see "Surrender (turning in) of your policy during its first 15
after you have requested         years"), as if each such face amount increase had been a separate
an increase in your policy's     newly-issued Incentive Life(SM) Legacy policy.(4)
face amount(5)

  Highest and lowest rates       The amount of initial surrender charge per $1,000 of base policy face amount
  we guarantee                   increase.(3)(6)
                                 Highest: $47.92
                                 Lowest: $10.38

  The rate we guarantee for      Representative: $17.32
  a representative insured
  (male insured age 35 at
  the time of the increase in
  the standard non-tobacco
  user risk class)
----------------------------------------------------------------------------------------------------------------
Request a decrease in your       A pro rata portion of the full surrender charge that would apply to a full
policy's face amount             surrender at the time of the decrease in the first 15 years or within 15 years after a face amount increase.(7)
----------------------------------------------------------------------------------------------------------------
Transfers among                  $25 per transfer (maximum); $0 (current)(8)
investment options
----------------------------------------------------------------------------------------------------------------



6 Risk/benefit summary: Charges and expenses you will pay

This table shows the fees and expenses that you will pay periodically during the time that you own the Policy, not including underlying Trust portfolio fees and expenses.



----------------------------------------------------------------------------------------------------------------
   Periodic charges other than underlying trust portfolio operating expenses
----------------------------------------------------------------------------------------------------------------
 Charge                         When charge is deducted
----------------------------------------------------------------------------------------------------------------
Cost of insurance              Deducted from your policy
charges(3)(9)(10)              account value each month

  Highest and lowest rates
  we guarantee

  The rate we guarantee in
  the first policy year for a
  representative insured
  (male insured age 35 in
  the standard non-tobacco
  user risk class)
----------------------------------------------------------------------------------------------------------------
Mortality and expense risk     Deducted from your policy
charge                         account value each month
----------------------------------------------------------------------------------------------------------------
Administrative charge(9)       Deducted from your policy
                               account value each month
----------------------------------------------------------------------------------------------------------------
Loan Interest Spread(13)       On each policy anniversary
                               (or on loan termination, if
                               earlier)
----------------------------------------------------------------------------------------------------------------
Optional rider charges
Children's term insurance      Deducted from your policy
                               account value each month
                               until the insured under the
                               base policy reaches age 65
                               while the rider is in effect

Disability deduction           Deducted from your policy
waiver(3)                      account value each month
                               while the rider is in effect
  Highest and lowest rates
  we guarantee

  The rate we guarantee in
  the first policy year for a
  representative insured
  (male insured age 35 in
  the standard non-tobacco
  user risk class)



----------------------------------------------------------------------------------------------------------------
 Charge                         Amount deducted
----------------------------------------------------------------------------------------------------------------
Cost of insurance              As a monthly charge per $1,000 of the amount for which we are at risk(11)
charges(3)(9)(10)              under your policy on the date of the deduction.

  Highest and lowest rates     Highest: $83.34
  we guarantee                 Lowest: $0.02

  The rate we guarantee in     Representative: $0.09(12)
  the first policy year for a
  representative insured
  (male insured age 35 in
  the standard non-tobacco
  user risk class)
----------------------------------------------------------------------------------------------------------------
Mortality and expense risk                                  As an annual % of your value
charge                                  Policy Year         in our variable investment options

                                        1-10                1.75% (maximum and current)
                                        11-20               0.50% (maximum); 0.25% (current)
                                        21+                 0.50% (maximum); 0% (current)
----------------------------------------------------------------------------------------------------------------
Administrative charge(9)                Policy Year         Amount Deducted
                                        1                   $20 (maximum and current)
                                        2+                  $15 (maximum); $10 (current)
----------------------------------------------------------------------------------------------------------------
Loan Interest Spread(13)                 Maximum of 1% of loan amount.
----------------------------------------------------------------------------------------------------------------
Optional rider charges

Children's term insurance      The monthly charge per $1,000 of children's term insurance is $0.50.

Disability deduction           As a percentage of the other monthly charges listed above and monthly
waiver(3)                      charges for other riders elected, deducted from your policy's value.

  Highest and lowest rates     Highest: 132%
  we guarantee                 Lowest: 7%

  The rate we guarantee in     Representative: 12%(14)
  the first policy year for a
  representative insured
  (male insured age 35 in
  the standard non-tobacco
  user risk class)


                       Risk/benefit summary: Charges and expenses you will pay 7

----------------------------------------------------------------------------------------------------------------
    Periodic charges other than underlying trust portfolio operating expenses
----------------------------------------------------------------------------------------------------------------
 Charge                          When charge is deducted
----------------------------------------------------------------------------------------------------------------
Option to purchase              Deducted from your policy
additional insurance(3)         account value each month
                                while the rider is in effect

  Highest and lowest rates
  we guarantee

  The rate we guarantee
  for a representative
  insured (male insured
  age 35 in the standard
  non-tobacco user risk
  class)
----------------------------------------------------------------------------------------------------------------
Extended no lapse               Deducted from your policy
guarantee(3)(9)                 account value each month
                                while the rider is in effect

  Highest and lowest rates
  we guarantee for rider
  coverage to age 100

  The rate we guarantee for
  a representative insured
  (male insured, age 35 at
  issue or at the time of a
  requested face amount
  increase, in the standard
  non-tobacco user risk
  class) for rider coverage to
  age 100
----------------------------------------------------------------------------------------------------------------
Living Care Rider(3)(9)         Deducted from your policy
                                account value each month
                                while the rider is in effect,
                                but not when rider benefits
                                are being paid.

  Highest and lowest rates
  we guarantee

  The rate we guarantee for
  a representative insured
  (male insured, age 35 at
  issue in the standard
  non-tobacco user risk
  class)



----------------------------------------------------------------------------------------------------------------
 Charge                          Amount deducted
----------------------------------------------------------------------------------------------------------------
Option to purchase              As a monthly charge per $1,000 of the option to purchase additional
additional insurance(3)         insurance.

  Highest and lowest rates      Highest: $0.17
  we guarantee                  Lowest: $0.04

  The rate we guarantee         Representative: $0.16
  for a representative
  insured (male insured
  age 35 in the standard
  non-tobacco user risk
  class)
----------------------------------------------------------------------------------------------------------------
Extended no lapse               As a monthly charge per $1,000 of the initial base policy face amount, and
guarantee(3)(9)                 per $1,000 of any requested increase in the base policy face amount.

  Highest and lowest rates      Highest: $0.08
  we guarantee for rider        Lowest: $0.02
  coverage to age 100

  The rate we guarantee for     Representative: $0.03
  a representative insured
  (male insured, age 35 at
  issue or at the time of a
  requested face amount
  increase, in the standard
  non-tobacco user risk
  class) for rider coverage to
  age 100
----------------------------------------------------------------------------------------------------------------
Living Care Rider(3)(9)         As a monthly charge per $1,000 of the amount for which we are at risk under the rider(15) on the date of the deduction.

  Highest and lowest rates                                          Selected Benefit %
  we guarantee                                                     1%       2%     3%
                                Highest:                           $1.18  $1.18  $1.18
  The rate we guarantee for     Lowest:                            $0.08  $0.08  $0.08
  a representative insured      Representative(14):                $0.22  $0.22  $0.22
  (male insured, age 35 at
  issue in the standard
  non-tobacco user risk
  class)




8 Risk/benefit summary: Charges and expenses you will pay

(1) A similar charge applies to premiums attributed to requested face amount increases.


(2) This amount declines each month until no surrender charge applies to surrenders made after the policy's 15th year. The initial amount of surrender charge depends on each policy's specific characteristics.

(3) Since these charges vary based on individual characteristics of the insured, the charges shown in the table may not be representative of the charge that you will pay. Your financial professional can provide you with more information about these charges as they relate to the insured's particular characteristics.

(4) This additional surrender charge, however, applies only to the amount (if any) by which the increase causes the face amount to exceed its highest previous amount. For these purposes, we disregard any face amount changes that we make automatically as a result of any change in your death benefit option.

(5) This charge is in addition to any remaining surrender charge attributable to the policy's initial face amount.

(6) This amount declines each month until no surrender charge applies to surrenders made after the 15th year following the date of the face amount increase.

(7) If there have been prior increases in face amount, the decrease will be deemed to cancel each increase in reverse chronological order (beginning with the most recent) and then the initial face amount. We will deduct any remaining surrender charge that is associated with any portion of the face amount that is thus deemed to be canceled.

(8) No charge, however, will ever apply to a transfer of all of your variable investment option amounts to our guaranteed interest option, or to any transfer pursu ant to our automatic transfer service or asset rebalancing service as discussed later in this prospectus.

(9)  Not applicable after the insured person reaches age 100.

(10) Insured persons who present particular health, occupational or vocational risks may be charged other additional charges as specified in their policies.


(11) Our amount "at risk" under your policy is the difference between the amount of death benefit and the policy account value as of the deduction date.


(12) For most insured persons at most ages, the current monthly charges per $1,000 are lower than the maximum monthly charges per $1,000.

(13) We charge interest on policy loans but credit you with interest on the amount of the policy account value we hold as collateral for the loan. The loan interest spread is the excess of the interest rate we charge over the interest rate we credit.

(14) The current monthly charges for this rider are lower than the maximum monthly charges.

(15) Our amount "at risk" for this rider is the long-term care specified amount minus your policy account value, but not less than zero.

You also bear your proportionate share of all fees and expenses paid by a Portfolio that corresponds to any variable investment option you are using. This table shows the lowest and highest total operating expenses currently charged by any of the Portfolios that you will pay periodically during the time that you own the Policy. These fees and expenses are reflected in the Portfolio's net asset value each day. Therefore, they reduce the investment return of the Portfolio and the related variable investment option. Actual fees and expenses are likely to fluctuate from year to year. More detail concerning each Portfolio's fees and expenses is contained in the Trust prospectus for that Portfolio.


--------------------------------------------------------------------------------
                  Portfolio operating expenses expressed as an
                      annual percentage of daily net assets
--------------------------------------------------------------------------------
Total Annual Portfolio                             Lowest     Highest
Operating Expenses for 2005                         0.63%      8.01%
(expenses that are deducted
from Portfolio assets
including management fees,
12b-1 fees, service fees
and/or other expenses)(1)

--------------------------------------------------------------------------------


                       Risk/benefit summary: Charges and expenses you will pay 9

This table shows the fees and expenses for 2005 as an annual percentage of each Portfolio's daily average net assets.

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                Total                   Net Total
                                                                                               Annual      Fee Waiv-     Annual
                                                                               Underlying     Expenses    ers and/or    Expenses
                                            Manage-                            Portfolio      (Before       Expense       After
                                             ment       12b-1       Other       Fees and      Expense     Reimburse-     Expense
 Portfolio Name                             Fees(2)   Fees(3)   Expenses(4)   Expenses(5)   Limitation)    ments(6)    Limitations
------------------------------------------------------------------------------------------------------------------------------------
 AXA Premier VIP Trust:
------------------------------------------------------------------------------------------------------------------------------------
AXA Aggressive Allocation                 0.10%      0.25%     0.19%         0.91%         1.45%         (0.19)%      1.26%
AXA Conservative Allocation               0.10%      0.25%     0.22%         0.58%         1.15%         (0.22)%      0.93%
AXA Conservative-Plus Allocation          0.10%      0.25%     0.19%         0.64%         1.18%         (0.19)%      0.99%
AXA Moderate Allocation                   0.10%      0.25%     0.17%         0.71%         1.23%         (0.17)%      1.06%
AXA Moderate-Plus Allocation              0.10%      0.25%     0.17%         0.84%         1.36%         (0.17)%      1.19%
AXA Premier VIP Aggressive Equity         0.60%      0.25%     0.20%           --          1.05%            --        1.05%
AXA Premier VIP Core Bond                 0.60%      0.25%     0.18%           --          1.03%         (0.08)%      0.95%
AXA Premier VIP Health Care               1.20%      0.25%     0.28%           --          1.73%          0.00%       1.73%
AXA Premier VIP High Yield                0.58%      0.25%     0.18%           --          1.01%            --        1.01%
AXA Premier VIP International Equity      1.05%      0.25%     0.28%           --          1.58%          0.00%       1.58%
AXA Premier VIP Large Cap Core Equity     0.90%      0.25%     0.25%           --          1.40%         (0.05)%      1.35%
AXA Premier VIP Large Cap Growth          0.90%      0.25%     0.23%           --          1.38%         (0.03)%      1.35%
AXA Premier VIP Large Cap Value           0.90%      0.25%     0.22%           --          1.37%         (0.02)%      1.35%
AXA Premier VIP Mid Cap Growth            1.10%      0.25%     0.25%           --          1.60%          0.00%       1.60%
AXA Premier VIP Mid Cap Value             1.10%      0.25%     0.19%           --          1.54%          0.00%       1.54%
AXA Premier VIP Technology                1.20%      0.25%     0.22%           --          1.67%          0.00%       1.67%
------------------------------------------------------------------------------------------------------------------------------------
 EQ Advisors Trust:
------------------------------------------------------------------------------------------------------------------------------------
EQ/AllianceBernstein Common Stock*        0.47%      0.25%     0.13%           --          0.85%            --        0.85%
EQ/AllianceBernstein Growth and Income*   0.56%      0.25%     0.13%           --          0.94%            --        0.94%
EQ/AllianceBernstein International*       0.72%      0.25%     0.21%           --          1.18%         (0.08)%      1.10%
EQ/AllianceBernstein Large Cap Growth*    0.90%      0.25%     0.13%           --          1.28%         (0.23)%      1.05%
EQ/AllianceBernstein Quality Bond*        0.50%      0.25%     0.13%           --          0.88%            --        0.88%
EQ/AllianceBernstein Small Cap Growth*    0.75%      0.25%     0.13%           --          1.13%            --        1.13%
EQ/AllianceBernstein Value*               0.61%      0.25%     0.13%           --          0.99%         (0.04)%      0.95%
EQ/Ariel Appreciation II                  0.75%      0.25%     7.01%           --          8.01%         (6.86)%      1.15%
EQ/Boston Advisors Equity Income          0.75%      0.25%     0.16%           --          1.16%         (0.11)%      1.05%
EQ/Calvert Socially Responsible           0.65%      0.25%     0.27%           --          1.17%         (0.12)%      1.05%
EQ/Capital Guardian Growth                0.65%      0.25%     0.17%           --          1.07%         (0.12)%      0.95%
EQ/Capital Guardian International         0.85%      0.25%     0.23%           --          1.33%         (0.13)%      1.20%
EQ/Capital Guardian Research              0.65%      0.25%     0.13%           --          1.03%         (0.08)%      0.95%
EQ/Capital Guardian U.S. Equity           0.65%      0.25%     0.13%           --          1.03%         (0.08)%      0.95%
EQ/Caywood-Scholl High Yield Bond         0.60%      0.25%     0.24%           --          1.09%         (0.09)%      1.00%
EQ/Equity 500 Index                       0.25%      0.25%     0.13%           --          0.63%            --        0.63%
EQ/Evergreen International Bond           0.70%      0.25%     6.36%           --          7.31%         (6.16)%      1.15%
EQ/Evergreen Omega                        0.65%      0.25%     0.18%           --          1.08%          0.00%       1.08%
EQ/FI Mid Cap                             0.69%      0.25%     0.14%           --          1.08%         (0.08)%      1.00%
EQ/FI Mid Cap Value                       0.73%      0.25%     0.14%           --          1.12%         (0.02)%      1.10%
EQ/GAMCO Mergers and Acquisitions         0.90%      0.25%     0.66%           --          1.81%         (0.36)%      1.45%
EQ/GAMCO Small Company Value              0.79%      0.25%     0.14%           --          1.18%          0.00%       1.18%
EQ/International Growth                   0.85%      0.25%     0.29%           --          1.39%          0.00%       1.39%
EQ/Janus Large Cap Growth                 0.90%      0.25%     0.15%           --          1.30%         (0.15)%      1.15%
EQ/JPMorgan Core Bond                     0.44%      0.25%     0.13%           --          0.82%          0.00%       0.82%
EQ/JPMorgan Value Opportunities           0.60%      0.25%     0.15%           --          1.00%         (0.05)%      0.95%
EQ/Legg Mason Value Equity                0.65%      0.25%     3.07%           --          3.97%         (2.97)%      1.00%
EQ/Long Term Bond                         0.50%      0.25%     0.18%           --          0.93%          0.00%       0.93%
EQ/Lord Abbett Growth and Income          0.65%      0.25%     0.93%           --          1.83%         (0.83)%      1.00%
EQ/Lord Abbett Large Cap Core             0.65%      0.25%     1.32%           --          2.22%         (1.22)%      1.00%
EQ/Lord Abbett Mid Cap Value              0.70%      0.25%     0.40%           --          1.35%         (0.30)%      1.05%
EQ/Marsico Focus                          0.87%      0.25%     0.13%           --          1.25%         (0.10)%      1.15%
EQ/Mercury Basic Value Equity             0.57%      0.25%     0.13%           --          0.95%          0.00%       0.95%
EQ/Mercury International Value            0.85%      0.25%     0.23%           --          1.33%         (0.08)%      1.25%
EQ/MFS Emerging Growth Companies          0.65%      0.25%     0.14%           --          1.04%            --        1.04%
EQ/MFS Investors Trust                    0.60%      0.25%     0.18%           --          1.03%         (0.08)%      0.95%
EQ/Money Market                           0.34%      0.25%     0.13%           --          0.72%            --        0.72%
EQ/Montag & Caldwell Growth               0.75%      0.25%     0.16%           --          1.16%         (0.01)%      1.15%
EQ/PIMCO Real Return                      0.55%      0.25%     0.24%           --          1.04%         (0.14)%      0.90%
EQ/Short Duration Bond                    0.44%      0.25%     0.14%           --          0.83%          0.00%       0.83%
------------------------------------------------------------------------------------------------------------------------------------


10 Risk/benefit summary: Charges and expenses you will pay

---------------------------------------------------------------------------------------------------------------------------------
                                                                                              Total                   Net Total
                                                                                             Annual      Fee Waiv-     Annual
                                                                             Underlying     Expenses    ers and/or    Expenses
                                          Manage-                            Portfolio      (Before       Expense       After
                                           ment       12b-1       Other       Fees and      Expense     Reimburse-     Expense
 Portfolio Name                           Fees(2)   Fees(3)   Expenses(4)   Expenses(5)   Limitation)    ments(6)    Limitations
---------------------------------------------------------------------------------------------------------------------------------
 EQ Advisors Trust:
---------------------------------------------------------------------------------------------------------------------------------
EQ/Small Cap Value*                     0.73%      0.25%     0.19%              --       1.17%         (0.07)%      1.10%
EQ/Small Company Growth*                1.00%      0.25%     0.20%              --       1.45%         (0.15)%      1.30%
EQ/Small Company Index                  0.25%      0.25%     0.16%              --       0.66%          0.00%       0.66%
EQ/TCW Equity                           0.80%      0.25%     0.16%              --       1.21%         (0.06)%      1.15%
EQ/UBS Growth and Income                0.75%      0.25%     0.19%              --       1.19%         (0.14)%      1.05%
EQ/Van Kampen Comstock                  0.65%      0.25%     0.39%              --       1.29%         (0.29)%      1.00%
EQ/Van Kampen Emerging Markets Equity   1.15%      0.25%     0.48%              --       1.88%         (0.08)%      1.80%
EQ/Van Kampen Mid Cap Growth            0.70%      0.25%     0.83%              --       1.78%         (0.73)%      1.05%
EQ/Wells Fargo Montgomery Small Cap     0.85%      0.25%     2.28%              --       3.38%         (2.08)%      1.30%
---------------------------------------------------------------------------------------------------------------------------------



* This is the investment option's new name, effective September 18, 2006. For the EQ/Small Company Growth and EQ/Small Cap Value portfolios, these new names are effective August 25, 2006 and September 1, 2006, respectively. Please see "Portfolios of the Trusts" in "About the Portfolios of the Trusts" later in this Prospectus for the investment option's former name.

(1) "Total Annual Portfolio Operating Expenses" are based, in part, on estimated amounts for options added during the fiscal year 2005 and for the underlying portfolios.

(2) The management fees for each Portfolio cannot be increased without a vote of that Portfolio's Shareholders. See footnote (6) for any expense limitation agreement information.

(3) Portfolio shares are all subject to fees imposed under the distribution plans (the "Rule 12b-1 Plan") adopted by the Trusts pursuant to Rule 12b-1 under the Investment Company Act of 1940. For the portfolios of the AXA Premier VIP Trust and the EQ Advisors Trust, the 12b-1 fees will not be increased for the life of the policy.

(4) Other expenses shown are those incurred in 2005. The amounts shown as "Other Expenses" will fluctuate from year to year depending on actual expenses. See footnote (6) for any expense limitation agreement information.

(5) The AXA Allocation variable investment options invest in corresponding portfolios of the AXA Premier VIP Trust. Each AXA Allocation portfolio in turn invests in shares of other portfolios of the EQ Advisors Trust and AXA Premier VIP Trust ("the underlying portfolios"). Amounts shown reflect each AXA Allocation portfolio's pro rata share of the fees and expenses of the various underlying portfolios in which it invests. The fees and expenses are based on the respective weighted investment allocations as of 12/31/05. A"--" indicates that the listed portfolio does not invest in underlying portfolios, i.e., it is not an allocation portfolio.


(6) The amounts shown reflect any fee waivers and/or expense reimbursements that applied to each Portfolio. A "--" indicates that there is no expense limitation in effect. "0.00%" indicates that the expense limitation arrangement did not result in a fee waiver or reimbursement. The amounts shown in this column for Portfolios of AXA Premier VIP Trust and EQ Advisors Trust result from Expense Limitation Agreements that the Investment Manager, AXA Equitable, has entered into with respect to those Portfolios, and are effective through April 30, 2007. Under these agreements AXA Equitable has agreed to waive or limit its fees and assume other expenses of certain Portfolios, if necessary, in an amount that limits each affected Portfolio's total Annual Expenses (exclusive of interest, taxes, brokerage commissions, capitalized expenditures and extraordinary expenses) to not more than specified amounts. Therefore, each Portfolio may at a later date make a reimbursement to AXA Equitable for any of the management fees waived or limited and other expenses assumed and paid by AXA Equitable pursuant to the expense limitation agreement provided that the Portfolio's current annual operating expenses do not exceed the operating expense limit determined for such Portfolio. See the Prospectus for each applicable underlying Trust for more information about the arrangements. In addition, a portion of the brokerage commissions of certain Portfolios of the EQ Advisors Trust and the AXA Premier VIP Trust is used to reduce the applicable Portfolio's expenses. If the above table reflected both the expense limitation arrangements plus the portion of the brokerage commissions used to reduce portfolio expenses, the net expenses would be as shown in the table below:



--------------------------------------------------------------------------------
 Portfolio Name
--------------------------------------------------------------------------------
 AXA Premier VIP Aggressive Equity                                         0.98%
--------------------------------------------------------------------------------
 AXA Premier VIP Health Care                                               1.71%
--------------------------------------------------------------------------------
 AXA Premier VIP International Equity                                      1.54%
--------------------------------------------------------------------------------
 AXA Premier VIP Large Cap Core Equity                                     1.33%
--------------------------------------------------------------------------------
 AXA Premier VIP Large Cap Growth                                          1.33%
--------------------------------------------------------------------------------
 AXA Premier VIP Large Cap Value                                           1.29%
--------------------------------------------------------------------------------
 AXA Premier VIP Mid Cap Growth                                            1.55%
--------------------------------------------------------------------------------
 AXA Premier VIP Mid Cap Value                                             1.49%
--------------------------------------------------------------------------------
 AXA Premier VIP Technology                                                1.61%
--------------------------------------------------------------------------------
 EQ/AllianceBernstein Common Stock                                         0.83%
--------------------------------------------------------------------------------
 EQ/AllianceBernstein Growth and Income                                    0.91%
--------------------------------------------------------------------------------
 EQ/AllianceBernstein International                                        1.09%
--------------------------------------------------------------------------------
 EQ/AllianceBernstein Large Cap Growth                                     1.02%
--------------------------------------------------------------------------------
 EQ/AllianceBernstein Small Cap Growth                                     1.09%
--------------------------------------------------------------------------------
 EQ/AllianceBernstein Value                                                0.88%
--------------------------------------------------------------------------------
 EQ/Boston Advisors Equity Income                                          1.04%
--------------------------------------------------------------------------------
 EQ/Calvert Socially Responsible                                           1.03%
--------------------------------------------------------------------------------
 EQ/Capital Guardian Growth                                                0.94%
--------------------------------------------------------------------------------
 EQ/Capital Guardian International                                         1.18%
--------------------------------------------------------------------------------
 EQ/Capital Guardian Research                                              0.94%
--------------------------------------------------------------------------------
 EQ/Capital Guardian U.S. Equity                                           0.94%
--------------------------------------------------------------------------------
 EQ/Evergreen Omega                                                        0.88%
--------------------------------------------------------------------------------
 EQ/FI Mid Cap                                                             0.95%
--------------------------------------------------------------------------------
 EQ/FI Mid Cap Value                                                       1.08%
--------------------------------------------------------------------------------
 EQ/GAMCO Mergers and Acquisitions                                         1.38%
--------------------------------------------------------------------------------


                      Risk/benefit summary: Charges and expenses you will pay 11

--------------------------------------------------------------------------------
 Portfolio Name
--------------------------------------------------------------------------------
 EQ/GAMCO Small Company Value                                              1.17%
--------------------------------------------------------------------------------
 EQ/International Growth                                                   1.22%
--------------------------------------------------------------------------------
 EQ/Janus Large Cap Growth                                                 1.14%
--------------------------------------------------------------------------------
 EQ/Legg Mason Value Equity                                                0.99%
--------------------------------------------------------------------------------
 EQ/Lord Abbett Growth and Income                                          0.97%
--------------------------------------------------------------------------------
 EQ/Lord Abbett Large Cap Core                                             0.99%
--------------------------------------------------------------------------------
 EQ/Lord Abbett Mid Cap Value                                              1.01%
--------------------------------------------------------------------------------
 EQ/Marsico Focus                                                          1.14%
--------------------------------------------------------------------------------
 EQ/Mercury Basic Value Equity                                             0.93%
--------------------------------------------------------------------------------
 EQ/MFS Emerging Growth Companies                                          1.01%
--------------------------------------------------------------------------------
 EQ/MFS Investors Trust                                                    0.94%
--------------------------------------------------------------------------------
 EQ/Montag & Caldwell Growth                                               1.12%
--------------------------------------------------------------------------------
 EQ/Small Cap Value                                                        1.01%
--------------------------------------------------------------------------------
 EQ/UBS Growth and Income                                                  1.04%
--------------------------------------------------------------------------------
 EQ/Van Kampen Comstock                                                    0.99%
--------------------------------------------------------------------------------
 EQ/Van Kampen Emerging Markets Equity                                     1.78%
--------------------------------------------------------------------------------
 EQ/Van Kampen Mid Cap Growth                                              1.02%
--------------------------------------------------------------------------------
 EQ/Wells Fargo Montgomery Small Cap                                       1.12%
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
HOW WE ALLOCATE CHARGES AMONG YOUR INVESTMENT OPTIONS


In your application for a policy, you tell us from which investment options you want us to take the policy's monthly deductions as they fall due. You can change these instructions at any time. If we cannot deduct the charge as your most current instructions direct, we will allocate the deduction among your investment options proportionately to your value in each. If the extended no lapse guarantee rider or the paid up death benefit guarantee is in effect, we will allocate the deduction among the investment options proportionately to your value in each.



CHANGES IN CHARGES

We reserve the right in the future to (1) make a charge for certain taxes or reserves set aside for taxes (see "Our taxes" under "Tax information" later in this prospectus) that might be imposed on us; (2) make a charge for the operating expenses of our variable investment options (including, without limitation, SEC registration fees and related legal counsel fees and auditing fees); or (3) change our other current policy charges (in no event will they exceed the maximum charges guaranteed in your policy).

Any changes that we make in our current charges or charge rates will be on a basis that is equitable to all policyholders of a given class, and will be determined based on reasonable assumptions as to expenses, mortality, policy and contract claims, taxes, investment income and lapses. Any changes in charges may apply to then in-force policies, as well as to new policies. You will be notified in writing of any changes in charges under your policy.


12 Risk/benefit summary: Charges and expenses you will pay

3. Who is AXA Equitable?

--------------------------------------------------------------------------------
We are AXA Equitable Life Insurance Company ("AXA Equitable") (until 2004, The Equitable Life Assurance Society of the United States), a New York stock life insurance corporation. We have been doing business since 1859. AXA Equitable is an indirect, wholly-owned subsidiary of AXA Financial, Inc., a holding company, which is itself an indirect, wholly-owned subsidiary of AXA. AXA is a French holding company for an international group of insurance and related financial services companies. As the ultimate sole shareholder of AXA Equitable, and under its other arrangements with AXA Equitable and AXA Equitable's parent, AXA exercises significant influence over the operations and capital structure of AXA Equitable and its parent. AXA holds its interest in AXA Equitable through a number of other intermediate holding companies, including Oudinot Participations, AXA America Holdings Inc. and AXA Financial Services, LLC. AXA Equitable is obligated to pay all amounts that are promised to be paid under the policies. No company other than AXA Equitable, however, has any legal responsibility to pay amounts that AXA Equitable owes under the policies.

AXA Financial, Inc. and its consolidated subsidiaries managed approximately $643.4 billion in assets as of December 31, 2005. For more than 100 years AXA Equitable has been among the largest insurance companies in the United States. We are licensed to sell life insurance and annuities in all fifty states, the District of Columbia, Puerto Rico, and the U.S. Virgin Islands. Our home office is located at 1290 Avenue of the Americas, New York, NY 10104.


HOW TO REACH US

To obtain (1) any forms you need for communicating with us, (2) unit values and other values under your policy, and (3) any other information or materials that we provide in connection with your policy or the Portfolios, you may communicate with our processing office as listed below for the purposes described. Please refer to "Telephone and EQAccess requests" for effective dates for processing telephone, Internet and facsimile requests, later in this prospectus.



--------------------------------------------------------------------------------
 BY MAIL:
--------------------------------------------------------------------------------
At the Post Office Box for our Administrative Office:
AXA Equitable -- National Operations Center
P.O. Box 1047
Charlotte, North Carolina 28201-1047

--------------------------------------------------------------------------------
 BY EXPRESS DELIVERY ONLY:
--------------------------------------------------------------------------------

At the Street Address for our Administrative Office:
AXA Equitable -- National Operations Center
10840 Ballantyne Commons Parkway
Charlotte, North Carolina 28277
1-704-341-7000 (for express delivery purposes only)


--------------------------------------------------------------------------------
 BY TOLL-FREE PHONE:
--------------------------------------------------------------------------------
Our automated voice response system is available every day, from 6 AM to 4 AM, Eastern Time: 1-888-855-5100. Customer service representatives are available weekdays, from 8 AM to 7 PM, Eastern Time: 1-800-777-6510.

--------------------------------------------------------------------------------
 BY E-MAIL:
--------------------------------------------------------------------------------
life-service@axa-equitable.com

--------------------------------------------------------------------------------
 BY FACSIMILE (FAX):
--------------------------------------------------------------------------------
1-704-540-9714

--------------------------------------------------------------------------------
 BY INTERNET:
--------------------------------------------------------------------------------
If you are an AXA Advisors client, our Website is www.axaonline.com. All other clients may access EQAccess by visiting our other Website at www.axa-equitable.com. Our Websites provide access to account information and customer service. After enrolling and setting up a password, you can view account details, perform certain transactions, print customer service forms and find answers to Frequently Asked Questions (FAQs).

REQUIRED FORMS. We require that the following types of communications be on specific forms we provide for that purpose:

(1) request for our automatic transfer service (our dollar cost averaging service);

(2) authorization for telephone transfers by a person who is not both the insured person and the owner;

(3)  request for our asset rebalancing service; and

(4)  designation of new policy owner(s) and beneficiaries.

OTHER REQUESTS. We also have specific forms that we recommend you use for the following:

(a)  policy surrenders;

(b)  transfers among investment options;

(c)  changes in allocation percentages for premiums and deductions; and

(d)  electing the paid up death benefit guarantee.

You can also change your allocation percentages, transfer among investment options and/or change your address (1) by toll-free phone, (2) over the Internet, through EQAccess, or (3) by writing our Administrative Office. For more information about transaction requests you can make by phone or over the Internet, see "How to make transfers" and "Telephone and EQAccess" later in this prospectus.

Certain methods of contacting us, such as by telephone or electronically, may be unavailable or delayed (for example our fax service may


                                                       Who is AXA Equitable?  13
not be available at all times and/or we may be unavailable due to emergency closing). In addition, the level and type of service available may be restricted based on criteria established by us.

We reserve the right to limit access to these services if we determine that you are engaged in a disruptive transfer activity, such as "market timing." (See "Disruptive transfer activity" in "More information about other matters.")

FORMAL REQUIREMENTS. Except for properly authorized telephone or Internet transactions, any notice or request that does not use our standard form must be in writing. It must be dated and signed by you and should also specify your name, the insured person's name (if different), your policy number and adequate details about the notice you wish to give or other action you wish us to take. We may require you to return your policy to us before we make certain policy changes that you may request.

The proper person to sign forms, notices and requests would normally be the owner or any other person that our procedures permit to exercise the right or privilege in question. If there are joint owners all must sign. Any irrevocable beneficiary or assignee that we have on our records also must sign certain types of requests.

You should send all requests, notices and payments to our Administrative Office at the addresses specified above. We will also accept requests and notices by fax at the above number, if we believe them to be genuine. We reserve the right, however, to require an original signature before acting on any faxed item. You must send premium payments after the first one to our Administrative Office at the above addresses; except that you should send any premiums for which we have billed you to the address on the billing notice.


ABOUT OUR SEPARATE ACCOUNT FP

Each variable investment option is a part (or "subaccount") of our Separate Account FP. We established Separate Account FP under special provisions of the New York Insurance Law. These provisions prevent creditors from any other business we conduct from reaching the assets we hold in our variable investment options for owners of our variable life insurance policies. We are the legal owner of all of the assets in Separate Account FP and may withdraw any amounts that exceed our reserves and other liabilities with respect to variable investment options under our policies. Income, gains and losses credited to, or charged against Separate Account FP reflect its own investment experience and not the investment experience of AXA Equitable's other assets.

Separate Account FP is registered with the SEC under the Investment Company Act of 1940 and is registered and classified under that act as a "unit investment trust." The SEC, however, does not manage or supervise AXA Equitable or Separate Account FP. Although the Separate Account is registered, the SEC does not monitor the activity of Separate Account FP on a daily basis. AXA Equitable is not required to register, and is not registered, as an investment company under the Investment Company Act of 1940.

Each subaccount (variable investment option) of Separate Account FP available under Incentive Life(SM) Legacy invests solely in the applicable class of shares issued by the corresponding Portfolio of the applicable Trust. Separate Account FP immediately reinvests all dividends and other distributions it receives from a Portfolio in additional shares of that class in that Portfolio.

The Trusts sell their shares to AXA Equitable separate accounts in connection with AXA Equitable's variable life insurance and/or annuity products, and to separate accounts of insurance companies, both affiliated and unaffiliated with AXA Equitable. EQ Advisors Trust and AXA Premier VIP Trust also sell their shares to the trustee of a qualified plan for AXA Equitable. We currently do not foresee any disadvantages to our policyowners arising out of these arrangements. However, the Board of Trustees or Directors of each Trust intends to monitor events to identify any material irreconcilable conflicts that may arise and to determine what action, if any, should be taken in response. If we believe that a Board's response insufficiently protects our policyowners, we will see to it that appropriate action is taken to do so.


YOUR VOTING PRIVILEGES


VOTING OF PORTFOLIO SHARES. As the legal owner of any Portfolio shares that support a variable investment option, we will attend (and have the right to vote at) any meeting of shareholders of the Portfolio (or the Trusts). To satisfy currently-applicable legal requirements, however, we will give you the opportunity to tell us how to vote the number of each Portfolio's shares that are attributable to your policy. The number of full and fractional votes you are entitled to will be determined by dividing the policy account value (minus any policy indebtedness) allocable to an investment option by the net asset value per unit for the Portfolio underlying that investment option. We will vote shares attributable to policies for which we receive no instructions in the same proportion as the instructions we do receive from all policies that participate in our Separate Account FP (discussed below). With respect to any Portfolio shares that we are entitled to vote directly (because we do not hold them in a separate account or because they are not attributable to policies), we will vote in proportion to the instructions we have received from all holders of variable annuity and variable life insurance policies who are using that Portfolio. One result of proportional voting is that a small number of policy owners may control the outcome of a vote.


Under current legal requirements, we may disregard the voting instructions we receive from policyowners only in certain narrow circumstances prescribed by SEC regulations. If we do, we will advise you of the reasons in the next annual or semiannual report we send to you.

VOTING AS POLICYOWNER. In addition to being able to instruct voting of Portfolio shares as discussed above, policyowners that use our variable investment options may in a few instances be called upon to vote on matters that are not the subject of a shareholder vote being taken by any Portfolio. If so, you will have one vote for each $100 of policy account value in any such option; and we will vote our interest in Separate Account FP in the same proportion as the instructions we receive from holders of Incentive LifeSM Legacy and other policies that Separate Account FP supports.


14  Who is AXA Equitable?

4. About the Portfolios of the Trusts

--------------------------------------------------------------------------------
You should note that some Portfolios have objectives and strategies that are substantially similar to those of certain trusts that are purchased directly rather than under a variable insurance product such as the Incentive LifeSM Legacy policy. These Portfolios may even have the same investment managers and/or advisers and/or a similar name. However, there are numerous factors that can contribute to differences in performance between two investments, particularly over short periods of time. Such factors include the timing of stock purchases and sales; differences in trust cash flows; and specific strategies employed by the Portfolio manager.

AXA Equitable serves as the investment manager of the portfolios of the AXA Premier VIP Trust and EQ Advisors Trust. AXA Equitable enters into sub-advisory agreements with investment advisers (the "sub-advisers") to carry out the day-to-day investment decisions for the portfolios. As such, AXA Equitable oversees the activities of the sub-advisers with respect to the Trusts and is responsible for retaining or discontinuing the services of those sub-advisers. The chart below indicates the sub-adviser(s) for each portfolio.


Portfolios of the Trusts

----------------------------------------------------------------------------------------------------------------------------
AXA Premier VIP Trust                                                                   Investment Manager
Portfolio Name                Objective                                                 (or Sub-Adviser(s), as applicable)
----------------------------------------------------------------------------------------------------------------------------
AXA AGGRESSIVE ALLOCATION+    Seeks long-term capital appreciation.                      o AXA Equitable
----------------------------------------------------------------------------------------------------------------------------
AXA CONSERVATIVE              Seeks a high level of current income.                      o AXA Equitable
 ALLOCATION+
----------------------------------------------------------------------------------------------------------------------------
AXA CONSERVATIVE-PLUS         Seeks current income and growth of capital, with a         o AXA Equitable
 ALLOCATION+                  greater emphasis on current income.
----------------------------------------------------------------------------------------------------------------------------
AXA MODERATE ALLOCATION+      Seeks long-term capital appreciation and current income.   o AXA Equitable
----------------------------------------------------------------------------------------------------------------------------
AXA MODERATE-PLUS             Seeks long-term capital appreciation and current income,   o AXA Equitable
 ALLOCATION+                  with a greater emphasis on capital appreciation.
----------------------------------------------------------------------------------------------------------------------------
AXA PREMIER VIP AGGRESSIVE    Long-term growth of capital.                               o AllianceBernstein L.P.
 EQUITY
                                                                                         o Legg Mason Capital Management, Inc.
                                                                                         o MFS Investment Management
                                                                                         o Marsico Capital Management, LLC
----------------------------------------------------------------------------------------------------------------------------
AXA PREMIER VIP CORE BOND     To seek a balance of a high current income and capital     o BlackRock Advisors, Inc.
                              appreciation, consistent with a prudent level of risk.
                                                                                         o Pacific Investment Management Company
                                                                                           LLC
----------------------------------------------------------------------------------------------------------------------------
AXA PREMIER VIP HEALTH CARE   Long-term growth of capital.                               o A I M Capital Management, Inc.
                                                                                         o RCM Capital Management LLC
                                                                                         o Wellington Management Company, LLP
----------------------------------------------------------------------------------------------------------------------------
AXA PREMIER VIP HIGH YIELD    High total return through a combination of current         o Pacific Investment Management Company
                              income and capital appreciation.                             LLC
                                                                                         o Post Advisory Group, LLC
----------------------------------------------------------------------------------------------------------------------------
AXA PREMIER VIP               Long-term growth of capital.                               o AllianceBernstein L.P.
 INTERNATIONAL EQUITY
                                                                                         o J.P. Morgan Investment Management Inc.
                                                                                         o Marsico Capital Management, LLC
----------------------------------------------------------------------------------------------------------------------------


+ Also referred to as one of the "AXA Allocation investment options" in this prospectus.

                                           About the Portfolios of the Trusts 15

Portfolios of the Trusts (continued)

----------------------------------------------------------------------------------------------------------------------------
 AXA Premier VIP Trust
 Portfolio Name                 Objective                                              Sub-Adviser(s)
----------------------------------------------------------------------------------------------------------------------------
AXA PREMIER VIP LARGE CAP       Long-term growth of capital.                           o AllianceBernstein L.P.
 CORE EQUITY
                                                                                       o Janus Capital Management LLC
                                                                                       o Thornburg Investment Management, Inc.
----------------------------------------------------------------------------------------------------------------------------
AXA PREMIER VIP LARGE CAP       Long-term growth of capital.                           o AllianceBernstein L.P.
 GROWTH
                                                                                       o RCM Capital Management LLC
                                                                                       o TCW Investment Management Company
----------------------------------------------------------------------------------------------------------------------------
AXA PREMIER VIP LARGE CAP       Long-term growth of capital.                           o AllianceBernstein L.P.
 VALUE
                                                                                       o Institutional Capital LLC
                                                                                       o MFS Investment Management
----------------------------------------------------------------------------------------------------------------------------
AXA PREMIER VIP MID CAP         Long-term growth of capital.                           o AllianceBernstein L.P.
 GROWTH
                                                                                       o Franklin Advisers, Inc.
                                                                                       o Provident Investment Counsel, Inc.
----------------------------------------------------------------------------------------------------------------------------
AXA PREMIER VIP MID CAP VALUE   Long-term growth of capital.                           o AXA Rosenberg Investment Management LLC
                                                                                       o TCW Investment Management Company
                                                                                       o Wellington Management Company, LLP
----------------------------------------------------------------------------------------------------------------------------
AXA PREMIER VIP TECHNOLOGY      Long-term growth of capital.                           o Firsthand Capital Management, Inc.
                                                                                       o RCM Capital Management LLC
                                                                                       o Wellington Management Company, LLP
----------------------------------------------------------------------------------------------------------------------------
 EQ Advisors Trust
 Portfolio Name*                Objective                                              Sub-Adviser(s)
----------------------------------------------------------------------------------------------------------------------------
EQ/ALLIANCEBERNSTEIN            Seeks to achieve long-term growth of capital.          o AllianceBernstein L.P.
 COMMON STOCK(1)
----------------------------------------------------------------------------------------------------------------------------
EQ/ALLIANCEBERNSTEIN GROWTH     Seeks to provide a high total return.                  o AllianceBernstein L.P.
 AND INCOME(2)
----------------------------------------------------------------------------------------------------------------------------
EQ/ALLIANCEBERNSTEIN            Seeks to achieve long-term growth of capital.          o AllianceBernstein L.P.
 INTERNATIONAL(3)
----------------------------------------------------------------------------------------------------------------------------
EQ/ALLIANCEBERNSTEIN LARGE      Seeks to achieve long-term growth of capital.          o AllianceBernstein L.P.
 CAP GROWTH(4)
----------------------------------------------------------------------------------------------------------------------------
EQ/ALLIANCEBERNSTEIN QUALITY    Seeks to achieve high current income consistent with   o AllianceBernstein L.P.
 BOND(5)                        moderate risk to capital.
----------------------------------------------------------------------------------------------------------------------------
EQ/ALLIANCEBERNSTEIN SMALL      Seeks to achieve long-term growth of capital.          o AllianceBernstein L.P.
 CAP GROWTH(6)
----------------------------------------------------------------------------------------------------------------------------
EQ/ALLIANCEBERNSTEIN VALUE(7)   Seeks capital appreciation.                            o AllianceBernstein L.P.
----------------------------------------------------------------------------------------------------------------------------
EQ/ARIEL APPRECIATION II        Seeks long-term capital appreciation.                  o Ariel Capital Management, LLC
----------------------------------------------------------------------------------------------------------------------------




16 About the Portfolios of the Trusts

Portfolios of the Trusts (continued)

----------------------------------------------------------------------------------------------------------------------------
 EQ Advisors Trust
 Portfolio Name*                 Objective
----------------------------------------------------------------------------------------------------------------------------
EQ/BOSTON ADVISORS EQUITY      Seeks a combination of growth and income to achieve an
 INCOME                        above-average and consistent total return.
----------------------------------------------------------------------------------------------------------------------------
EQ/CALVERT SOCIALLY            Seeks long-term capital appreciation.
 RESPONSIBLE
----------------------------------------------------------------------------------------------------------------------------
EQ/CAPITAL GUARDIAN GROWTH     Seeks long-term growth of capital.
----------------------------------------------------------------------------------------------------------------------------
EQ/CAPITAL GUARDIAN            Seeks to achieve long-term growth of capital.
 INTERNATIONAL
----------------------------------------------------------------------------------------------------------------------------
EQ/CAPITAL GUARDIAN            Seeks to achieve long-term growth of capital.
 RESEARCH
----------------------------------------------------------------------------------------------------------------------------
EQ/CAPITAL GUARDIAN U.S.       Seeks to achieve long-term growth of capital.
 EQUITY
----------------------------------------------------------------------------------------------------------------------------
EQ/CAYWOOD-SCHOLL HIGH         Seeks to maximize current income.
 YIELD BOND
----------------------------------------------------------------------------------------------------------------------------
EQ/EQUITY 500 INDEX            Seeks a total return before expenses that approximates
                               the total return performance of the S&P 500 Index,
                               including reinvestment of dividends, at a risk level consis-
                               tent with that of the S&P 500 Index.
----------------------------------------------------------------------------------------------------------------------------
EQ/EVERGREEN INTERNATIONAL     Seeks capital growth and current income.
 BOND
----------------------------------------------------------------------------------------------------------------------------
EQ/EVERGREEN OMEGA             Seeks long-term capital growth.
----------------------------------------------------------------------------------------------------------------------------
EQ/FI MID CAP                  Seeks long-term growth of capital.
----------------------------------------------------------------------------------------------------------------------------
EQ/FI MID CAP VALUE            Seeks long-term capital appreciation.
----------------------------------------------------------------------------------------------------------------------------
EQ/GAMCO MERGERS AND           Seeks to achieve capital appreciation.
 ACQUISITIONS
----------------------------------------------------------------------------------------------------------------------------
EQ/GAMCO SMALL COMPANY         Seeks to maximize capital appreciation.
 VALUE
----------------------------------------------------------------------------------------------------------------------------
EQ/INTERNATIONAL GROWTH        Seeks to achieve capital appreciation.
----------------------------------------------------------------------------------------------------------------------------
EQ/JPMORGAN CORE BOND          Seeks to provide a high total return consistent with mod-
                               erate risk to capital and maintenance of liquidity.
----------------------------------------------------------------------------------------------------------------------------
EQ/JPMORGAN VALUE OPPORTU-     Seeks long-term capital appreciation.
 NITIES
----------------------------------------------------------------------------------------------------------------------------
EQ/JANUS LARGE CAP GROWTH      Seeks long-term growth of capital.
----------------------------------------------------------------------------------------------------------------------------
EQ/LEGG MASON VALUE EQUITY     Seeks long-term growth of capital.
----------------------------------------------------------------------------------------------------------------------------
EQ/LONG TERM BOND              Seeks to maximize income and capital appreciation
                               through investment in long-maturity debt obligations.
----------------------------------------------------------------------------------------------------------------------------
EQ/LORD ABBETT GROWTH AND      Capital appreciation and growth of income without
 INCOME                        excessive fluctuation in market value.
----------------------------------------------------------------------------------------------------------------------------
EQ/LORD ABBETT LARGE CAP       Capital appreciation and growth of income with reason-
 CORE                          able risk.
----------------------------------------------------------------------------------------------------------------------------
EQ/LORD ABBETT MID CAP VALUE   Capital appreciation.
----------------------------------------------------------------------------------------------------------------------------




Portfolios of the Trusts (continued)
----------------------------------------------------------------------------------------------------------------------------
EQ Advisors Trust
Portfolio Name*                Sub-Adviser(s)
----------------------------------------------------------------------------------------------------------------------------
EQ/BOSTON ADVISORS EQUITY      o Boston Advisors, LLC
 INCOME
----------------------------------------------------------------------------------------------------------------------------
EQ/CALVERT SOCIALLY            o Calvert Asset Management Company, Inc.
 RESPONSIBLE
                               o Bridgeway Capital Management, Inc.
----------------------------------------------------------------------------------------------------------------------------
EQ/CAPITAL GUARDIAN GROWTH     o Capital Guardian Trust Company
----------------------------------------------------------------------------------------------------------------------------
EQ/CAPITAL GUARDIAN            o Capital Guardian Trust Company
 INTERNATIONAL
----------------------------------------------------------------------------------------------------------------------------
EQ/CAPITAL GUARDIAN            o Capital Guardian Trust Company
 RESEARCH
----------------------------------------------------------------------------------------------------------------------------
EQ/CAPITAL GUARDIAN U.S.       o Capital Guardian Trust Company
 EQUITY
----------------------------------------------------------------------------------------------------------------------------
EQ/CAYWOOD-SCHOLL HIGH         o Caywood-Scholl Capital Management
 YIELD BOND
----------------------------------------------------------------------------------------------------------------------------
EQ/EQUITY 500 INDEX            o AllianceBernstein L.P.
----------------------------------------------------------------------------------------------------------------------------
EQ/EVERGREEN INTERNATIONAL     o Evergreen Investment Management
 BOND                          Company, LLC
----------------------------------------------------------------------------------------------------------------------------
EQ/EVERGREEN OMEGA             o Evergreen Investment Management
                               Company, LLC
----------------------------------------------------------------------------------------------------------------------------
EQ/FI MID CAP                  o Fidelity Management & Research Company
----------------------------------------------------------------------------------------------------------------------------
EQ/FI MID CAP VALUE            o Fidelity Management & Research Company
----------------------------------------------------------------------------------------------------------------------------
EQ/GAMCO MERGERS AND           o GAMCO Asset Management Inc.
 ACQUISITIONS
----------------------------------------------------------------------------------------------------------------------------
EQ/GAMCO SMALL COMPANY         o GAMCO Asset Management Inc.
 VALUE
----------------------------------------------------------------------------------------------------------------------------
EQ/INTERNATIONAL GROWTH        o MFS Investment Management
----------------------------------------------------------------------------------------------------------------------------
EQ/JPMORGAN CORE BOND          o J.P. Morgan Investment Management Inc.
----------------------------------------------------------------------------------------------------------------------------
EQ/JPMORGAN VALUE OPPORTU-     o J.P. Morgan Investment Management Inc.
 NITIES
----------------------------------------------------------------------------------------------------------------------------
EQ/JANUS LARGE CAP GROWTH      o Janus Capital Management LLC
----------------------------------------------------------------------------------------------------------------------------
EQ/LEGG MASON VALUE EQUITY     o Legg Mason Capital Management, Inc.
----------------------------------------------------------------------------------------------------------------------------
EQ/LONG TERM BOND              o BlackRock Financial Management, Inc.(a)
----------------------------------------------------------------------------------------------------------------------------
EQ/LORD ABBETT GROWTH AND      o Lord, Abbett & Co. LLC
 INCOME
----------------------------------------------------------------------------------------------------------------------------
EQ/LORD ABBETT LARGE CAP       o Lord, Abbett & Co. LLC
 CORE
----------------------------------------------------------------------------------------------------------------------------
EQ/LORD ABBETT MID CAP VALUE   o Lord, Abbett & Co. LLC
----------------------------------------------------------------------------------------------------------------------------


                                           About the Portfolios of the Trusts 17

Portfolios of the Trusts (continued)

----------------------------------------------------------------------------------------------------------------------------
 EQ Advisors Trust
 Portfolio Name*             Objective
----------------------------------------------------------------------------------------------------------------------------
EQ/MARSICO FOCUS             Seeks long-term growth of capital.
----------------------------------------------------------------------------------------------------------------------------
EQ/MERCURY BASIC VALUE       Seeks capital appreciation and secondarily, income.
 EQUITY
----------------------------------------------------------------------------------------------------------------------------
EQ/MERCURY INTERNATIONAL     Seeks to provide current income and long-term growth of
 VALUE                       income, accompanied by growth of capital.
----------------------------------------------------------------------------------------------------------------------------
EQ/MFS EMERGING GROWTH       Seeks to provide long-term capital growth.
 COMPANIES
----------------------------------------------------------------------------------------------------------------------------
EQ/MFS INVESTORS TRUST       Seeks long-term growth of capital with a secondary
                             objective to seek reasonable current income. For purposes
                             of this Portfolio, the words "reasonable current income"
                             mean moderate income.
----------------------------------------------------------------------------------------------------------------------------
EQ/MONEY MARKET              Seeks to obtain a high level of current income, preserve
                             its assets and maintain liquidity.
----------------------------------------------------------------------------------------------------------------------------
EQ/MONTAG & CALDWELL         Seeks to achieve capital appreciation.
 GROWTH
----------------------------------------------------------------------------------------------------------------------------
EQ/PIMCO REAL RETURN         Seeks maximum real return consistent with preservation
                             of real capital and prudent investment management.
----------------------------------------------------------------------------------------------------------------------------
EQ/SHORT DURATION BOND       Seeks current income with reduced volatility of principal.
----------------------------------------------------------------------------------------------------------------------------
EQ/SMALL CAP VALUE(8)        Seeks capital appreciation.
----------------------------------------------------------------------------------------------------------------------------
EQ/SMALL COMPANY GROWTH(9)   Seeks to achieve capital appreciation.
----------------------------------------------------------------------------------------------------------------------------
EQ/SMALL COMPANY INDEX       Seeks to replicate as closely as possible (before the
                             deduction of portfolio expenses) the total return of the
                             Russell 2000 Index.
----------------------------------------------------------------------------------------------------------------------------
EQ/TCW EQUITY                Seeks to achieve long-term capital appreciation.
----------------------------------------------------------------------------------------------------------------------------
EQ/UBS GROWTH AND INCOME     Seeks to achieve total return through capital appreciation with income as a secondary consideration.
----------------------------------------------------------------------------------------------------------------------------
EQ/VAN KAMPEN COMSTOCK       Capital growth and income.
----------------------------------------------------------------------------------------------------------------------------
EQ/VAN KAMPEN EMERGING       Seeks long-term capital appreciation.
 MARKETS EQUITY
----------------------------------------------------------------------------------------------------------------------------
EQ/VAN KAMPEN MID CAP        Capital growth.
 GROWTH
----------------------------------------------------------------------------------------------------------------------------
EQ/WELLS FARGO MONTGOMERY    Seeks long-term capital appreciation.
 SMALL CAP
----------------------------------------------------------------------------------------------------------------------------



Portfolios of the Trusts (continued)

----------------------------------------------------------------------------------------------------------------------------
 EQ Advisors Trust
 Portfolio Name*               Sub-Adviser(s)
----------------------------------------------------------------------------------------------------------------------------
EQ/MARSICO FOCUS             o Marsico Capital Management, LLC
----------------------------------------------------------------------------------------------------------------------------
EQ/MERCURY BASIC VALUE       o BlackRock Investment Management, LLC(a)
 EQUITY
----------------------------------------------------------------------------------------------------------------------------
EQ/MERCURY INTERNATIONAL     o BlackRock Investment Management Interna-
 VALUE                         tional Limited(b)
----------------------------------------------------------------------------------------------------------------------------
EQ/MFS EMERGING GROWTH       o MFS Investment Management
 COMPANIES
----------------------------------------------------------------------------------------------------------------------------
EQ/MFS INVESTORS TRUST       o MFS Investment Management
----------------------------------------------------------------------------------------------------------------------------
EQ/MONEY MARKET              o The Dreyfus Corporation
----------------------------------------------------------------------------------------------------------------------------
EQ/MONTAG & CALDWELL         o Montag & Caldwell, Inc.
 GROWTH
----------------------------------------------------------------------------------------------------------------------------
EQ/PIMCO REAL RETURN         o Pacific Investment Management Company,
                               LLC
----------------------------------------------------------------------------------------------------------------------------
EQ/SHORT DURATION BOND       o BlackRock Financial Management, Inc.(a)
----------------------------------------------------------------------------------------------------------------------------
EQ/SMALL CAP VALUE(8)        o Franklin Advisers, Inc.(c)
                             o Lazard Asset Management LLC
----------------------------------------------------------------------------------------------------------------------------
EQ/SMALL COMPANY GROWTH(9)   o Bear Stearns Asset Management Inc.
----------------------------------------------------------------------------------------------------------------------------
EQ/SMALL COMPANY INDEX       o AllianceBernstein L.P.
----------------------------------------------------------------------------------------------------------------------------
EQ/TCW EQUITY                o TCW Investment Management Company
----------------------------------------------------------------------------------------------------------------------------
EQ/UBS GROWTH AND INCOME     o UBS Global Asset Management
                               (Americas) Inc.
----------------------------------------------------------------------------------------------------------------------------
EQ/VAN KAMPEN COMSTOCK       o Morgan Stanley Investment
                               Management, Inc.
----------------------------------------------------------------------------------------------------------------------------
EQ/VAN KAMPEN EMERGING       o Morgan Stanley Investment
 MARKETS EQUITY                Management, Inc.
----------------------------------------------------------------------------------------------------------------------------
EQ/VAN KAMPEN MID CAP        o Morgan Stanley Investment
 GROWTH                        Management, Inc.
----------------------------------------------------------------------------------------------------------------------------
EQ/WELLS FARGO MONTGOMERY    o Wells Capital Management Inc.
 SMALL CAP
----------------------------------------------------------------------------------------------------------------------------



* This portfolio information reflects the portfolio's name change effective September 18, 2006, except for EQ/Small Company Growth which is effective August 25, 2006 and EQ/Small Cap Value which is effective September 1, 2006. The chart below reflects the portfolio name in effect until the date of the changes. The number in the FN column corresponds with the number in the table above.




--------------------------------------------------------------------------------
   FN       Portfolio Name Until Date of Change
--------------------------------------------------------------------------------
   (1)      EQ/Alliance Common Stock
--------------------------------------------------------------------------------
   (2)      EQ/Alliance Growth and Income
--------------------------------------------------------------------------------
   (3)      EQ/Alliance International
--------------------------------------------------------------------------------
   (4)      EQ/Alliance Large Cap Growth
--------------------------------------------------------------------------------
   (5)      EQ/Alliance Quality Bond
--------------------------------------------------------------------------------
   (6)      EQ/Alliance Small Cap Growth
--------------------------------------------------------------------------------
   (7)      EQ/Bernstein Diversified Value
--------------------------------------------------------------------------------


18 About the Portfolios of the Trusts

--------------------------------------------------------------------------------
   FN       Portfolio Name Until Date of Change
--------------------------------------------------------------------------------
   (8)      EQ/Lazard Small Cap Value
--------------------------------------------------------------------------------
   (9)      EQ/Bear Stearns Small Company Growth
--------------------------------------------------------------------------------



(a) This is the portfolio's sub-adviser effective on or about October 1, 2006. Until this date, Mercury Advisors will serve as sub-adviser.

(b) This is the portfolio's sub-adviser effective on or about October 1, 2006. Until this date, Merrill Lynch Investment Managers International Limited will serve as sub-adviser.

(c) This is a new sub-adviser to the portfolio, effective on or about September 1, 2006.

You should consider the investment objectives, risks, and charges and expenses of the Portfolios carefully before investing. The prospectuses for the Trusts contain this and other important information about the Portfolios. The prospectuses should be read carefully before investing.



                                           About the Portfolios of the Trusts 19

5.  Determining your policy's value

--------------------------------------------------------------------------------
YOUR POLICY ACCOUNT VALUE

As set forth earlier in this prospectus, we deduct certain charges from each premium payment you make. We credit the rest of each premium payment to your policy's "account value." You instruct us to allocate your policy account value to one or more of the policy's investment options indicated on the front cover of this prospectus.

Your policy account value is the total of (i) your amounts in our variable investment options, (ii) your amounts in our guaranteed interest option (other than in (iii)), and (iii) any amounts that we are holding to secure policy loans that you have taken (including any interest on those amounts which has not yet been allocated to the variable investment options). See "Borrowing from your policy" later in this prospectus. Your "net policy account value" is the total of (i) and (ii) above, plus any interest credited on loaned amounts, minus any interest accrued on outstanding loans and minus any "restricted" amounts that we hold in the guaranteed interest option as a result of any payment received under a living benefits rider. (Your policy and other supplemental material may refer to the account that holds the amounts in (ii) and (iii) above as our "Guaranteed Interest Account.") Your policy account value is subject to certain charges discussed in "Risk/benefit summary: Charges and expenses you will pay" earlier in this prospectus.

--------------------------------------------------------------------------------
Your policy account value will be credited with the same returns as are achieved by the Portfolios that you select and interest credited on amounts in the guaranteed interest option, and is reduced by the amount of charges we deduct under the policy.
--------------------------------------------------------------------------------

YOUR POLICY'S VALUE IN OUR VARIABLE INVESTMENT OPTIONS. We invest the policy account value that you have allocated to any variable investment option in shares of the corresponding Portfolio. Your value in each variable investment option is measured by "units."

The number of your units in any variable investment option does not change, absent an event or transaction under your policy that involves moving assets into or out of that option. Whenever any amount is withdrawn or otherwise deducted from one of your policy's variable investment options, we "redeem" (cancel) the number of units that has a value equal to that amount. This can happen, for example, when all or a portion of monthly deductions and transaction-based charges are allocated to that option, or when loans, transfers, withdrawals and surrenders are made from that option. Similarly, you "purchase" additional units having the same value as the amount of any premium, loan repayment, or transfer that you allocate to that option.

The value of each unit will increase or decrease each business day, as though you had invested in the corresponding Portfolio's shares directly (and reinvested all dividends and distributions from the Portfolio in additional Portfolio shares). On any day, your value in any variable investment option equals the number of units credited to your policy under that option, multiplied by that day's value for one such unit. The mortality and expense risk charge mentioned earlier in this prospectus is calculated as a percentage of the value you have in the variable investment options and deducted monthly from your policy account based on your deduction allocations unless the extended no lapse guarantee rider or the paid up death benefit guarantee is in effect. For more information on how we allocate charges, see "How we allocate charges among your investment options" earlier in this prospectus.


YOUR POLICY'S VALUE IN OUR GUARANTEED INTEREST OPTION. Your policy's value in our guaranteed interest option includes: (i) any amounts that have been allocated to that option, based on your request, and (ii) any "restricted" amounts that we hold in that option as a result of your election to receive a living benefit. See "Your option to receive a terminal illness living benefit" later in this prospectus. We credit all of such amounts with interest at rates we declare from time to time. We guarantee that these rates will not be less than a 2% effective annual rate.


Amounts may be allocated to or removed from your policy's value in our guaranteed interest option for the same purposes as described earlier in this prospectus for the variable investment options. We credit your policy with a number of dollars in that option that equals any amount that is being allocated to it. Similarly, if amounts are being removed from your guaranteed interest option for any reason, we reduce the amount you have credited to that option on a dollar-for-dollar basis.

20  Determining your policy's value

6. Transferring your money among our investment options

--------------------------------------------------------------------------------
TRANSFERS YOU CAN MAKE
--------------------------------------------------------------------------------
You can transfer among our variable investment options and into our guaranteed interest option.
--------------------------------------------------------------------------------


After your policy's Allocation Date, you can transfer amounts from one investment option to another. Unless either the paid up death benefit guarantee or the extended no lapse guarantee are in effect, there are no restrictions on transfers into the guaranteed interest option. However, transfers out of the guaranteed investment option and among our variable investment options are more limited. The total of all transfers you make on the same day must be at least $500; except that you may transfer your entire balance in an investment option, even if it is less than $500. We also reserve the right to restrict transfers among variable investment options as described in your policy, including limitations on the number, frequency, or dollar amount of transfers.

Certain transfer restrictions apply if the paid up death benefit guarantee or the extended no lapse guarantee rider is in effect. For more information, see "Paid up death benefit guarantee" and "Extended no lapse guarantee rider" in "More information about policy features and benefits." If your policy is placed on loan extension, we will transfer any remaining policy account value in the variable investment options to the guaranteed interest option. No transfers from the guaranteed interest option are permitted thereafter.


--------------------------------------------------------------------------------
Transfers out of our guaranteed interest option are more limited.
--------------------------------------------------------------------------------

RESTRICTIONS ON TRANSFERS OUT OF THE GUARANTEED INTEREST OPTION. We only permit you to make one transfer out of our guaranteed interest option during each policy year. (No such limit applies to transfers out of our variable investment options.) Also, the maximum amount of any transfer from our guaranteed interest option in any policy year is the greatest of (a) 25% of your balance in that option on the transfer effective date, (b) $500, or (c) the amount (if any) that you transferred out of the guaranteed interest option during the immediately preceding policy year.

We will not accept a request to transfer out of the guaranteed interest option unless we receive it within the period beginning 30 days before and ending 60 days after an anniversary of your policy. If we receive the request within that period, the transfer will occur as of that anniversary or, if later, the date we receive it.

If the policy is on loan extension, transfers out of the guaranteed interest option are not permitted.

DISRUPTIVE TRANSFER ACTIVITY. We reserve the right to limit access to the services described below if we determine that you are engaged in a disruptive transfer activity, such as "market timing" (see "Disruptive transfer activity" in "More information about other matters").

HOW TO MAKE TRANSFERS

EQACCESS TRANSFERS. You can make transfers over the Internet if you are the owner of the policy. You may do this by visiting our Website and enrolling in EQAccess. This service may not always be available. Generally, the restrictions relating to telephone transfers described below also apply to online transfers.


TELEPHONE TRANSFERS. You can make telephone transfers by following one of two procedures:

o if you are both the policy's insured person and its owner, by calling the number under "By toll-free phone" in "How to reach us" earlier in this prospectus, from a touch tone phone; or

o whether or not you are both the insured person and owner, by sending us a signed telephone transfer authorization form. Once we have the form on file, we will provide you with a toll-free telephone number to make transfers.

For more information, see "Telephone and EQAccess requests" later in this prospectus. We allow only one request for telephone transfers each day (although that request can cover multiple transfers), and we will not allow you to revoke a telephone transfer. If you are unable to reach us by telephone, you should send a written transfer request to our Administrative Office.

TRANSFERS THROUGH OUR ADMINISTRATIVE OFFICE. You may submit a written request for a transfer to our Administrative Office.


OUR AUTOMATIC TRANSFER SERVICE

We offer an automatic transfer service. This service allows you to gradually allocate amounts to the variable investment options by periodically transferring approximately the same dollar amount to the variable investment options you select. This will cause you to purchase more units if the unit's value is low, and fewer units if the unit's value is high. Therefore, you may achieve a lower average cost per unit over the long term.

--------------------------------------------------------------------------------
Using the automatic transfer service does not guarantee that you will earn a profit or be protected against losses.
--------------------------------------------------------------------------------

Our automatic transfer service (also referred to as our "dollar cost averaging service") enables you to make automatic monthly transfers from the EQ/Money Market option to our other variable investment options. You may elect the automatic transfer service with your policy application or at any later time (provided you are not using the asset rebalancing service described below). At least $5,000 must be allocated to the EQ/Money Market option to begin using the automatic transfer service. You can choose up to eight other variable investment options to receive the automatic transfers, but each transfer to each option must be at least $50.

This service terminates when the EQ/Money Market option is depleted. Also, this service will automatically terminate if you elect the paid up death benefit guarantee or your policy is placed on loan extension. You can also cancel the automatic transfer service at any time. You may not simultaneously participate in the asset rebalancing service and the


                        Transferring your money among our investment options 21 automatic transfer service. This service is not available while the extended no lapse guarantee rider is in effect.

We will not deduct a transfer charge for any transfer made in connection with our automatic transfer service.


OUR ASSET REBALANCING SERVICE

You may wish us to periodically redistribute the amounts you have in our variable investment options so that the relative amount of your policy account value in each variable option is restored to an asset allocation that you select. You can accomplish this automatically through our asset rebalancing service. The rebalancing may be at quarterly, semiannual, or annual intervals.

You may specify asset allocation percentages for all available variable investment options up to a maximum of 50. The allocation percentage you specify for each variable investment option selected must be at least 2% (whole percentages only) of the total value you hold under the variable investment options, and the sum of the percentages must equal 100%. You may not simultaneously participate in the asset rebalancing service and the automatic transfer service (discussed above).

You may request the asset rebalancing service in your policy application or at any later time. You may change your allocation instructions or discontinue participation in the asset rebalancing service at any time.

We will not deduct a transfer charge for any transfer made in connection with our asset rebalancing service. Also, this service will automatically terminate if you elect the paid up death benefit guarantee or your policy is placed on loan extension. This service is not available while the extended no lapse guarantee rider is in effect.


22  Transferring your money among our investment options

7. Accessing your money

--------------------------------------------------------------------------------
BORROWING FROM YOUR POLICY

You may borrow up to 90% of the cash surrender value, less any outstanding loan and accrued loan interest before the policy year in which the insured reaches age 75 (100% thereafter). In your policy, the cash surrender value is equal to the difference between your policy account value and any surrender charges that are in effect under your policy. However, the amount you can borrow will be reduced by any amount that we hold on a "restricted" basis following your receipt of a terminal illness living benefits payment, as well as by any other loans (and accrued loan interest) you have outstanding and reduced for any monthly payments under the Living Care Rider. See "More information about policy features and benefits: Other benefits you can add by rider: Living Care Rider" later in this prospectus. See "Your option to receive a terminal illness living benefit" below. The minimum loan amount generally is $500.


--------------------------------------------------------------------------------
You can use policy loans to obtain funds from your policy without surrender charges or, in most cases, paying current income taxes. However, the borrowed amount is no longer credited with the investment results of any of our investment options under the policy.
--------------------------------------------------------------------------------

When you take a policy loan, we remove an amount equal to the loan from one or more of your investment options and hold it as collateral for the loan's repayment. We hold this loan collateral under the same terms and conditions as apply to amounts supporting our guaranteed interest option, with several exceptions:

o  you cannot make transfers or withdrawals of the collateral;

o we expect to credit different rates of interest to loan collateral than we credit under our guaranteed interest option;

o  we do not count the collateral when we compute our customer loyalty credit;
   and

o  the collateral is not available to pay policy charges.


When you request your loan, you should tell us how much of the loan collateral you wish to have taken from any amounts you have in each of our investment options. If you do not give us directions (or if we are making the loan automatically to cover unpaid loan interest), we will take the loan from your investment options in the same proportion as we are taking monthly deductions for charges. If that is not possible, we will take the loan from your investment options in proportion to your value in each. If either the extended no lapse guarantee rider or the paid up death benefit guarantee is in effect, and you do not give us directions or the directions cannot be followed due to insufficient funds (or we are making the loan automatically to cover unpaid loan interest), we will take the loan from your investment options in proportion to your value in each.


LOAN INTEREST WE CHARGE. The interest we charge on a policy loan accrues daily at an adjustable interest rate. We determine the rate at the beginning of each year of your policy and that rate applies to all policy loans that are outstanding at any time during the year. The maximum rate is the greater of (a) 3% or (b) the "Monthly Average Corporate" yield published in Moody's Corporate Bond Yield Averages for the month that ends two months before the interest rate is set. (If that average is no longer published, we will use another average, as the policy provides.) Currently, the loan interest rate is 3% for the first fifteen policy years and 2% thereafter. We will notify you of the current loan interest rate when you apply for a loan, and will notify you in advance of any rate increase.

Loan interest payments are due on each policy anniversary. If not paid when due, we automatically add the interest as a new policy loan.

INTEREST THAT WE CREDIT ON LOAN COLLATERAL. Under our current rules, the annual interest rate we credit on your loan collateral during any of your policy's first fifteen years will be 1% less than the rate we are then charging you for policy loan interest, and, beginning in the policy's 16th year, equal to the loan interest rate. The elimination of the rate differential is not guaranteed, however. Accordingly, we have discretion to increase the rate differential for any period, including under policies that are already in force (and may have an outstanding loan). We do guarantee that the annual rate of interest credited on your loan collateral will never be less than 2% and that the differential will not exceed 1%. Because we first offered Incentive Life(SM) Legacy policies in 2006, the interest rate differential has not yet been eliminated under any in-force policies.

We credit interest on your loan collateral daily. On each anniversary of your policy (or when your policy loan is fully repaid) we transfer that interest to your policy's investment options in the same proportions as if it were a premium payment. If your policy is on loan extension, we transfer the interest to the unloaned guaranteed interest option. If the paid up death benefit guarantee is in effect, we transfer the interest to the investment options in accordance with your allocation instructions on record.

EFFECTS OF A POLICY LOAN. If not repaid, the aggregate amount of the outstanding loan and any accrued loan interest will reduce your cash surrender value and your life insurance benefit that might otherwise be payable. We will deduct any outstanding policy loan and accrued loan interest from your policy's proceeds if you do not pay it back. Also, a loan can reduce the length of time that your insurance remains in force, because the amount we set aside as loan collateral cannot be used to pay charges as they become due. A loan can also cause any paid up death benefit guarantee to terminate or may cause the no lapse guarantee or the extended no lapse guarantee to become unavailable.

A policy loan, repaid or not, has a permanent effect on your cash surrender value. This results because the investment results of each investment option apply only to the amounts remaining in such investment options. The longer the loan is outstanding, the greater the effect on your cash surrender value is likely to be.


                                                        Accessing your money  23

Even if a loan is not taxable when made, it may later become taxable, for example, upon termination or surrender. See "Tax information" below for a discussion of the tax consequences of a policy loan.

PAYING OFF YOUR LOAN. You can repay all or part of your loan at any time. We normally assume that payments you send us are premium payments. Therefore, you must submit instructions with your payment indicating that it is a loan repayment. If you send us more than all of the loan principal and interest you owe, we will treat the excess as a premium payment. Any payment received while the paid up death benefit guarantee is in effect, the policy is on loan extension or you are receiving monthly payments under the Living Care Rider, will be applied as a loan repayment (or refunded if it is in excess of the loan amount and outstanding interest).

When you send us a loan repayment, we will transfer an amount equal to such repayment from your loan collateral back to the investment options under your policy. First we will restore any amounts that, before being designated as loan collateral, had been in the guaranteed interest option under your policy. We will allocate any additional repayments among investment options as you instruct; or, if you don't instruct us, in the same proportion as if they were premium payments.

If you are to receive monthly benefit payments under the Living Care Rider, a pro rata portion of the loan and accrued loan interest to that date will be deducted from the monthly benefit payment as a loan repayment. This will reduce the monthly payment otherwise payable to you under the rider.

If the extended no lapse guarantee rider or the paid up death benefit guarantee is in effect, any loan repayment allocated to the unloaned portion of the guaranteed interest option will be limited to an amount so that the value in the unloaned portion of the guaranteed interest option does not exceed 25% of the amount that you have in your unloaned policy account value. Any portion of the loan repayment that we cannot allocate to the guaranteed interest option will be allocated to the variable investment options in proportion to any amounts that you specified for that particular loan repayment. If you did not specify, we will allocate that portion of the loan repayment in proportion to the premium allocation percentages or the paid up death benefit guarantee allocation percentages for the variable investment options on record.


LOAN EXTENSION

Loan extension will protect against lapse of your policy due to an outstanding policy loan in certain circumstances. There is no additional charge for the loan extension feature. Your policy will automatically be placed on "loan extension," if at the beginning of any policy month on or following the policy anniversary nearest the insured person's 75th birthday, but not earlier than the 20th policy anniversary, all of the following conditions apply:

o The net policy account value is not sufficient to cover the monthly deductions then due;

o The amount of any outstanding policy loan and accrued loan interest is greater than the larger of (a) the current base policy face amount, or (b) the initial base policy face amount;

o  You have selected Death Benefit Option A;

o You have not received a payment under either the living benefits rider or the Living Care Rider;

o  The policy is not in a grace period; and

o No current or future distributions will be required to be paid from the policy to maintain its qualification as "life insurance" under the Internal Revenue Code.

When a policy goes on loan extension, all of the following will apply:

o We will collect monthly deductions due under the policy up to the amount in the unloaned policy account value.

o Any policy account value that is invested in our variable investment options will automatically be transferred to our guaranteed interest option; and no transfers out of the guaranteed interest option may thereafter be made into any of our variable investment options.

o Loan interest will continue to accrue and we will send you a notice of any loan interest due on or about each policy anniversary. If the loan interest is not paid when due, it will be added to the outstanding loan balance.

o  No additional loans or partial withdrawals may be requested.

o  No changes in face amount or death benefit option may be requested.

o No additional premium payments will be accepted. Any payments received will be applied as loan repayments. If a loan repayment is made, the repaid amount will become part of the unloaned guaranteed interest option. Any payment in excess of the outstanding loan balance will be refunded to you.

o All additional benefit riders and endorsements will terminate, including the Living Care Rider.

o  The paid up death benefit guarantee if applicable, may not be elected.

o The policy will not thereafter lapse for any reason.

On the policy anniversary when the insured attains age 75 and if such policy has been in force for 20 years, and each month thereafter, we will determine whether the policy is on loan extension. You will be sent a letter explaining transactions that are allowed and prohibited while a policy is on loan extension. Once a policy is on loan extension, it will remain on loan extension during the lifetime of the insured unless the policy is surrendered.

If your policy is on loan extension, the death benefit payable under the policy is the greatest of (a), (b) and (c):

(a) The greater of the policy account value or the outstanding loan and accrued loan interest on the date of the insured's death, multiplied by a percentage shown in your policy;

(b) The outstanding loan and accrued loan interest, plus $10,000; or

(c) The base policy face amount on the date of death.

Other than as outlined above, all terms and conditions of your policy will continue to apply as if your policy is not on loan extension.

MAKING WITHDRAWALS FROM YOUR POLICY

You may make a partial withdrawal of your net cash surrender value (defined below) at any time after the first year of your policy and


24  Accessing your money
before the policy anniversary nearest to the insured's attained age 100, provided the paid up death benefit guarantee is not in effect, the policy is not on loan extension and you are not receiving monthly benefit payments under the Living Care Rider. The request must be for at least $500, however, and we have discretion to decline any request. If you do not tell us from which investment options you wish us to take the withdrawal, we will use the same allocation that then applies for the monthly deductions we make for charges; and, if that is not possible, we will take the withdrawal from all of your investment options in proportion to your value in each. If you elected the Living Care Rider, a partial withdrawal will reduce the current long-term care specified amount by the amount of the withdrawal, but not to less than the policy account value minus the withdrawal amount. See "More information about policy features and benefits: Other benefits you can add by rider: Living Care Rider" later in this prospectus. We will not deduct a charge for making a partial withdrawal. If the extended no lapse guarantee is in effect, there are limitations on partial withdrawals from the variable investment options and different allocation rules apply. See "Extended No Lapse Guarantee Rider" under "More information about policy features and benefits" later in this prospectus.

--------------------------------------------------------------------------------
You can withdraw all or part of your policy's net cash surrender value, although you may incur tax consequences by doing so.
--------------------------------------------------------------------------------

EFFECT OF PARTIAL WITHDRAWALS ON INSURANCE COVERAGE. If the Option A death benefit is in effect, a partial withdrawal results in a dollar-for-dollar automatic reduction in the policy's face amount (and, hence, an equal reduction in the Option A death benefit). We will not permit a partial withdrawal that would reduce the face amount below $100,000, or that would cause the policy to no longer be treated as life insurance for federal income tax purposes.

If death benefit Option B is in effect, a partial withdrawal reduces the death benefit on a dollar for dollar basis, but does not affect the face amount.

The result is different, however, during any time when the alternative death benefit (discussed later in this prospectus) would be higher than the Option A or B death benefit you have selected. In that case, a partial withdrawal will cause the death benefit to decrease by more than the amount of the withdrawal. A partial withdrawal reduces the amount of your premium payments that counts toward maintaining the policy's no lapse guarantee and the extended no lapse guarantee, as well. A partial withdrawal may increase the chance that your policy could lapse because of insufficient value to pay policy charges as they fall due or failure to pass the guarantee premium test for those guarantees.

You should refer to "Tax information" below, for information about possible tax consequences of partial withdrawals and any associated reduction in policy benefits. Also, partial withdrawals are not permitted while the paid up death benefit guarantee is in effect. Please see "Paid up death benefit guarantee" in "More information about policy features and benefits."

SURRENDERING YOUR POLICY FOR ITS NET CASH SURRENDER VALUE


You can surrender (give us back) your policy for its "net cash surrender value" at any time. The net cash surrender value equals your policy account value, minus any outstanding loan and unpaid loan interest, minus any amount of your policy account value that is "restricted" as a result of previously distributed "terminal illness living benefits," and further reduced for any monthly benefit payments made under the Living Care Rider (see "Other benefits you can add by rider: Living Care Rider" later in this prospectus), and minus any surrender charge that then remains applicable. The surrender charge is described in "Charges and expenses you will pay" earlier in this prospectus.


Please refer to "Tax information" below for the possible tax consequences of surrendering your policy.


YOUR OPTION TO RECEIVE A TERMINAL ILLNESS LIVING BENEFIT

Subject to our insurance underwriting guidelines and availability in your state, your policy will automatically include our living benefits rider. This feature enables you to receive a portion (generally the lesser of 75% or $500,000) of the policy's death benefit (excluding death benefits payable under certain other policy riders), if the insured person has a terminal illness (as defined in the rider).

We make no additional charge for the rider. However, if you tell us that you do not wish to have the living benefits rider added at issue, but you later ask to add it, we will need to evaluate the insurance risk at that time, and we may decline to issue the rider.

If you receive a living benefit on account of terminal illness , the Living Care Rider for chronic illness benefits, if elected, will terminate and no further benefits will be payable under the Living Care Rider. Living care rider charges will also stop. In addition, once you receive a living benefit, you cannot elect the paid up death benefit guarantee and your policy cannot be placed on loan extension. We will deduct the amount of any living benefit we have paid, plus interest (as specified in the rider), from the death benefit proceeds that become payable under the policy if and when the insured person dies. (In your policy we refer to this as a "lien" we establish against your policy.)

When we pay a living benefit, we automatically transfer a pro rata portion of your policy's net cash surrender value to the policy's guaranteed interest option. This amount, together with the interest we charge thereon, will be "restricted"-- that is, it will not be available for any loans, transfers or partial withdrawals that you may wish to make. In addition, it may not be used to satisfy the charges we deduct from your policy's value. We also will deduct these restricted amounts from any subsequent surrender proceeds that we pay.

The receipt of a living benefits payment may qualify for exclusion from income tax. See "Tax information" below. Receipt of a living benefits payment may affect your eligibility for certain government benefits or entitlements.

--------------------------------------------------------------------------------
You can arrange to receive a "living benefit" if the insured person becomes terminally ill.
--------------------------------------------------------------------------------

                                                        Accessing your money  25

8. Tax information


--------------------------------------------------------------------------------
This discussion is based on current federal income tax law and interpretations. It assumes that the policyowner is a natural person who is a U.S. citizen and resident and has an insurable interest in the insured. The tax effects on corporate taxpayers, non-U.S. residents or non-U.S. citizens may be different. This discussion is general in nature, and should not be considered tax advice, for which you should consult a qualified tax advisor.


BASIC TAX TREATMENT FOR YOU AND YOUR BENEFICIARY

An Incentive Life(SM) Legacy policy will be treated as "life insurance" for federal income tax purposes (a) if it meets the definition of life insurance under Section 7702 of the Internal Revenue Code (the "Code") and (b) as long as the investments made by the underlying Portfolios satisfy certain investment diversification requirements under Section 817(h) of the Code. We believe that the policies will meet these requirements and, therefore, that:

o the death benefit received by the beneficiary under your policy generally will not be subject to federal income tax; and

o increases in your policy account value as a result of interest or investment experience will not be subject to federal income tax, unless and until there is a distribution from your policy, such as a surrender, a partial withdrawal, loan or a payment to you.

There may be different tax consequences if you assign your policy or designate a new owner. See "Assigning your policy" later in this prospectus.


TAX TREATMENT OF DISTRIBUTIONS TO YOU (LOANS, PARTIAL WITHDRAWALS, AND FULL SURRENDER)

The federal income tax consequences of a distribution from your policy depend on whether your policy is a "modified endowment contract" (sometimes also referred to as a "MEC"). In all cases, however, the character of any income described below as being taxable to the recipient will be ordinary income (as opposed to capital gain).

TESTING FOR MODIFIED ENDOWMENT CONTRACT STATUS. Your policy will be a "modified endowment contract" if, at any time during the first seven years of your policy, you have paid a cumulative amount of premiums that exceeds the cumulative seven-pay limit. The cumulative seven-pay limit is the amount of premiums that you would have paid by that time under a similar fixed-benefit insurance policy that was designed (based on certain assumptions mandated under the Code) to provide for paid up future benefits after the payment of seven equal annual premiums. ("Paid up" means that no future premiums would be required.) This is called the "seven-pay" test.

Whenever there is a "material change" under a policy, the policy will generally be (a) treated as a new contract for purposes of determining whether the policy is a modified endowment contract and (b) subjected to a new seven-pay period and a new seven-pay limit. The new seven-pay limit would be determined taking into account, under a prescribed formula, the policy account value at the time of such change. A materially changed policy would be considered a modified endowment contract if it failed to satisfy the new seven-pay limit at any time during the new seven-pay period. A "material change" for these purposes could occur as a result of a change in death benefit option, a requested increase in the policy's face amount or certain other changes.

If your policy's benefits are reduced during its first seven years (or within seven years after a material change), the seven-pay limit will be redetermined based on the reduced level of benefits and applied retroactively for purposes of the seven-pay test. (Such a reduction in benefits could include, for example, a requested decrease in face amount, the termination of additional benefits under a rider or, in some cases, a partial withdrawal or a change in death benefit option.) If the premiums previously paid are greater than the recalculated (lower) seven-pay limit, the policy will become a modified endowment contract.

A life insurance policy that you receive in exchange for a modified endowment contract will also be considered a modified endowment contract.

In addition to the above premium limits for testing for modified endowment status, federal income tax rules must be complied with in order for it to qualify as life insurance. Changes made to your policy, for example, a decrease in face amount (including any decrease that may occur as a result of a partial withdrawal) or other decrease in benefits may impact the maximum amount of premiums that can be paid, as well as the maximum amount of policy account value that may be maintained under the policy. In some cases, this may cause us to take current or future action in order to assure that your policy continues to qualify as life insurance, including distribution of amounts to you that may be includible as income. See "Changes we can make" later in this prospectus.

TAXATION OF PRE-DEATH DISTRIBUTIONS IF YOUR POLICY IS NOT A MODIFIED ENDOWMENT CONTRACT. As long as your policy remains in force as a non-modified endowment contract, policy loans will be treated as indebtedness, and no part of the loan proceeds will be subject to current federal income tax. Interest on the loan will generally not be tax deductible, although interest credited on loan collateral may become taxable under the rules below if distributed. Also, see below for taxation of loans upon surrender or termination of your policy.

If you make a partial withdrawal after the first 15 years of your policy, the proceeds will not be subject to federal income tax except to the extent such proceeds exceed your "basis" in your policy. (Your basis generally will equal the premiums you have paid, less the amount of any previous distributions from your policy that were not taxable.) During the first 15 years, however, the proceeds from a partial withdrawal could be subject to federal income tax, under a complex formula, to the extent that your policy account value exceeds your basis.


26  Tax information

Upon full surrender, any amount by which the proceeds we pay (including amounts we use to discharge any policy loan and unpaid loan interest) exceed your basis in the policy will be subject to federal income tax. In addition, if a policy terminates after a grace period, the extinguishment of any then-outstanding policy loan and unpaid loan interest will be treated as a distribution and could be subject to tax under the foregoing rules. Finally, if you make an assignment of rights or benefits under your policy, you may be deemed to have received a distribution from your policy, all or part of which may be taxable. TAXATION OF PRE-DEATH DISTRIBUTIONS IF YOUR POLICY IS A MODIFIED ENDOWMENT CONTRACT. Any distribution from your policy will be taxed on an "income-first" basis if your policy is a modified endowment contract. Distributions for this purpose include a loan (including any increase in the loan amount to pay interest on an existing loan or an assignment or a pledge to secure a loan) or withdrawal. Any such distributions will be considered taxable income to you to the extent your policy account value exceeds your basis in the policy. (For modified endowment contracts, your basis is similar to the basis described above for other policies, except that it also would be increased by the amount of any prior loan under your policy that was considered taxable income to you.)


For purposes of determining the taxable portion of any distribution, all modified endowment contracts issued by AXA Equitable (or its affiliate) to the same owner (excluding certain qualified plans) during any calendar year are treated as if they were a single contract.

A 10% penalty tax also will apply to the taxable portion of most distributions from a policy that is a modified endowment contract. The penalty tax will not, however, apply to (i) taxpayers whose actual age is at least 591/2, (ii) distributions in the case of a disability (as defined in the Code) or (iii) distributions received as part of a series of substantially equal periodic annuity payments for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary.

If your policy terminates after a grace period, the extinguishment of any then outstanding policy loan and unpaid loan interest will be treated as a distribution (to the extent the loan was not previously treated as such) and could be subject to tax, including the 10% penalty tax, as described above. In addition, upon a full surrender, any excess of the proceeds we pay (including any amounts we use to discharge any loan) over your basis in the policy, will be subject to federal income tax and, unless an exception applies, the 10% penalty tax.

Distributions that occur during a year of your policy in which it becomes a modified endowment contract, and during any subsequent years, will be taxed as described in the four preceding paragraphs. In addition, distributions from a policy within two years before it becomes a modified endowment contract also will be subject to tax in this manner. This means that a distribution made from a policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract.

RESTORATION OF A TERMINATED POLICY. For tax purposes, some restorations of a policy that terminated after a grace period may be treated as the purchase of a new policy.

TAX TREATMENT OF LIVING BENEFITS RIDER OR LIVING CARE RIDER UNDER A POLICY WITH THE APPLICABLE RIDER

LIVING BENEFITS RIDER. Amounts received under an insurance policy on the life of an individual who is terminally ill, as defined by the tax law, are generally excludable from gross income as an accelerated death benefit. We believe that the benefits provided under our living benefits rider meet the tax law's definition of terminally ill and can qualify for this income tax exclusion.


LIVING CARE RIDER. Benefits received under the Living Care Rider are intended to be treated, for Federal income tax purposes, as accelerated death benefits under section 101 (g) of the Code on the life of a chronically ill insured person receiving qualified long-term care services within the meaning of section 7702B of the Code. The benefits are intended to qualify for exclusion from income subject to the limitations of the Code with respect to a particular insured person. Receipt of these benefits may be taxable. Generally income exclusion for all payments from all sources with respect to an insured person will be limited to the higher of the Health Insurance Portability and Accountability Act ("HIPAA") per day limit or actual costs incurred by the taxpayer on behalf of the insured person.

Charges for the Living Care Rider may be considered distributions for income tax purposes, and may be taxable to the owner to the extent not considered a nontaxable return of premiums paid for the life insurance policy. See above for tax treatment of distributions to you. Charges for the Living Care Rider are generally not considered deductible for income tax purposes. The Living Care Rider is not intended to be a qualified long-term care insurance contract under section 7702B(b) of the Code.


Any adjustments made to your policy death benefit, face amount and other values as a result of Living Care Rider benefits paid will also generally cause us to make adjustments with respect to your policy under federal income tax rules for testing premiums paid, your tax basis in your policy, your overall premium limits and the seven-pay period and seven-pay limit for testing modified endowment contract status.

UNDER EITHER RIDER, if the owner and the insured person are not the same, the exclusion for accelerated death benefits for terminal illness or a chronic illness does not apply if the owner (taxpayer) has an insurable interest with respect to the life of the insured person by reason of the insured person being an officer, employee or director of the taxpayer or by reason of the insured person being financially interested in any trade or business carried on by the taxpayer. Also, if the owner and insured person are not the same, other tax considerations may also arise in connection with a transfer of benefits received to the insured person, for example, gift taxes in personal settings, compensation income in the employment context and inclusion of life insurance policy proceeds for estate tax purposes in certain trust owned situations. Under certain conditions, a gift tax exclusion may be available for certain amounts paid on behalf of a donee to the provider of medical care.


BUSINESS AND EMPLOYER OWNED POLICIES

Any employer owned life insurance arrangement on an employee or director as well as any corporate, trade, or business use of a policy



                                                             Tax information  27
should be carefully reviewed by your tax advisor with attention to the rules discussed below. Also, careful consideration should be given to any other rules that may apply, including other possible pending or recently enacted legislative proposals.


REQUIREMENTS FOR INCOME TAX FREE DEATH BENEFITS FOR EMPLOYER OWNED LIFE INSURANCE. Recently enacted federal tax legislation imposes additional new requirements for employer owned life insurance policies. These requirements include detailed notice and consent rules, tax reporting requirements and limitations on those employees (including directors) who can be insured under the life insurance policy. Failure to satisfy applicable requirements will result in death benefits in excess of premiums paid by the employer being includible in the employers' income upon the death of the insured employee. Notice and consent requirements must be satisfied before the issuance of the life insurance policy or a material change to an existing life insurance policy.

The new rules generally apply to life insurance policies issued after August 17, 2006. Note, however, that material increases in death benefit or other material changes will generally cause an existing policy to be treated as a new policy and thus subject to the new requirements. The term "material" has not yet been fully defined but is expected to not include automatic increases in death benefits in order to maintain compliance of the life insurance policy tax qualification rules under the Code. An exception for certain tax-free exchanges of life insurance policies pursuant to Section 1035 of the Code may be available but is not clearly defined.


LIMITATIONS ON INTEREST DEDUCTIBILITY FOR BUSINESS OWNED LIFE INSURANCE.
 Ownership of a policy by a trade or business entity can limit the amount of any interest on business borrowings that entity otherwise could deduct for federal income tax purposes, even though such business borrowings may be unrelated to the policy. To avoid the limit, the insured person must be an officer, director, employee or 20% owner of the trade or business entity when coverage on that person commences.

The limit does not generally apply for policies owned by natural persons (even if those persons are conducting a trade or business as sole proprietorships), unless a trade or business entity that is not a sole proprietorship is a direct or indirect beneficiary under the policy. Entities commonly have such a beneficial interest, for example, in so-called "split-dollar" arrangements. If the trade or business entity has such an interest in a policy, it will be treated the same as if it owned the policy for purposes of the limit on deducting interest on unrelated business income.

The limit generally applies only to policies issued after June 8, 1997 in taxable years ending after such date. However, for this purpose, any material change in a policy will be treated as the issuance of a new policy.

In cases where the above-discussed limit on deductibility applies, the non-deductible portion of unrelated interest on business loans is determined by multiplying the total amount of such interest by a fraction. The numerator of the fraction is the policy's average account value (excluding amounts we are holding to secure any policy loans) for the year in question, and the denominator is the average for the year of the aggregate tax bases of all the entity's other assets.



REQUIREMENT THAT WE DIVERSIFY INVESTMENTS

Under Section 817(h) of the Code, the Treasury Department has issued regulations that implement investment diversification requirements. Failure to comply with these regulations would disqualify your policy as a life insurance policy under Section 7702 of the Code. If this were to occur, you would be subject to federal income tax on any income and gains under the policy and the death benefit proceeds would lose their income tax-free status. These consequences would continue for the period of the disqualification and for subsequent periods. Through the Portfolios, we intend to comply with the applicable diversification requirements.


ESTATE, GIFT, AND GENERATION-SKIPPING TAXES

If the policy's owner is the insured person, the death benefit will generally be includable in the owner's estate for purposes of federal estate tax. If the owner is not the insured person, and the owner dies before the insured person, the value of the policy would be includable in the owner's estate. If the owner is neither the insured person nor the beneficiary, the owner will be considered to have made a gift to the beneficiary of the death benefit proceeds when they become payable.

In general, a person will not owe estate or gift taxes until gifts made by such person, plus that person's taxable estate, total at least $1 million. (For estate tax purposes only, this amount is scheduled to rise at periodic intervals, going to $2 million in 2006 through 2008 and ultimately to $3.5 million in 2009. For year 2010, the estate tax is scheduled to be repealed. For years 2011 and thereafter the estate tax is reinstated and the gift and estate tax exemption referred to above would again be $1 million.) For this purpose, however, certain amounts may be deductible or excludable, such as gifts and bequests to a person's spouse or charitable institutions and certain gifts of $12,000 for 2006 (this amount is indexed annually for inflation) or less per year for each recipient.

As a general rule, if you make a "transfer" to a person two or more generations younger than you, a generation-skipping tax may be payable. Generation-skipping transactions would include, for example, a case where a grandparent "skips" his or her children and names his or her grandchildren as a policy's beneficiaries. In that case, the generation-skipping "transfer" would be deemed to occur when the insurance proceeds are paid. The generation-skipping tax rates are similar to the maximum estate tax rate in effect at the time. Individuals, however, are generally allowed an aggregate generation-skipping tax exemption of $1 million (previously indexed annually for inflation, e.g., $1.12 million for 2003). Beginning in year 2004, this exemption was the same as the amounts discussed above for estate taxes, including a full repeal in year 2010, then return to current law in years 2011 and thereafter.

The particular situation of each policyowner, insured person or beneficiary will determine how ownership or receipt of policy proceeds will be treated for purposes of federal estate, gift and generation-skipping taxes, as well as state and local estate, inheritance and other taxes.


28  Tax information

Because these rules are complex, you should consult with a qualified tax adviser for specific information, especially where benefits are passing to younger generations.

If this policy is being purchased pursuant to a split-dollar arrangement, you should also consult your tax advisor for advice concerning the effect of IRS Notice 2002-8 and recent proposed and final regulations regarding split-dollar arrangements on your split-dollar arrangement. The transition and grandfathering rules, among other items, should be carefully reviewed. A material modification to an existing arrangement may result in a change in tax treatment.


PENSION AND PROFIT-SHARING PLANS

There are special limits on the amount of insurance that may be purchased by a trust or other entity that forms part of a pension or profit-sharing plan qualified under Section 401(a) or 403 of the Code. In addition, the federal income tax consequences will be different from those described in this prospectus. These rules are complex, and you should consult a qualified tax advisor.


SPLIT-DOLLAR AND OTHER EMPLOYEE BENEFIT PROGRAMS

Complex rules may also apply when a policy is held by an employer or a trust, or acquired by an employee, in connection with the provision of other employee benefits. Employees may have imputed income for the value of any economic benefit provided by the employer. There may be other tax implications, as well. It is possible that certain split-dollar arrangements may be considered to be a form of deferred compensation under recently passed legislation, which broadens the definition of deferred compensation plans, and subjects such plans to new requirements. Among other issues, policyowners must consider whether the policy was applied for by or issued to a person having an insurable interest under applicable state law and with the insured person's consent. The lack of an insurable interest or consent may, among other things, affect the qualification of the policy as life insurance for federal income tax purposes and the right of the beneficiary to receive a death benefit. In 2002 the IRS issued Notice 2002-8 concerning the taxation of split-dollar life insurance arrangements as well as regulations in both 2002 and 2003. Together, they provide guidance on such arrangements. Transition and grandfathering rules, among other items, should be carefully reviewed when considering such arrangements. A material modification to an existing arrangement may result in a change in tax treatment. Further guidance is anticipated. In addition, public corporations (generally publicly traded or publicly reporting companies) and their subsidiaries should consider the possible implications on split-dollar arrangements of recent amendments to the Securities Exchange Act of 1934 which generally prohibit certain direct or indirect loans to executive officers or directors. At least some split-dollar arrangements could be deemed to involve loans within the purview of that section.


ERISA

Employers and employer-created trusts may be subject to reporting, disclosure and fiduciary obligations under the Employee Retirement Income Security Act of 1974. There may also be other implications. You should consult a qualified legal advisor.


OUR TAXES

The operations of our Separate Account FP are reported in our federal income tax return. The Separate Account's investment income and capital gains, however, are, for tax purposes, reflected in our variable life insurance policy reserves. Therefore, we currently pay no taxes on such income and gains and impose no charge for such taxes. We reserve the right to impose a charge in the future for taxes incurred; for example, a charge to the Separate Account for income taxes incurred by us that are allocable to the policies.

If our state, local or other tax expenses increase, we may add or increase our charges for such taxes when they are attributable to Separate Account FP, based on premiums, or otherwise allocable to the policies.


WHEN WE WITHHOLD TAXES FROM DISTRIBUTIONS

Generally, unless you provide us with a satisfactory written election to the contrary prior to the distribution, we are required to withhold income tax from any proceeds we distribute as part of a taxable transaction under your policy. If you do not wish us to withhold tax from the payment, or if we do not withhold enough, you may have to pay later, and you may incur penalties under the estimated income tax rules. In some cases, where generation skipping taxes may apply, we may also be required to withhold for such taxes unless we are provided satisfactory notification that no such taxes are due. States may also require us to withhold tax on distributions to you. Special withholding rules apply if you are not a U.S. resident or not a U.S. citizen.


POSSIBILITY OF FUTURE TAX CHANGES AND OTHER TAX INFORMATION

The U.S. Congress frequently considers legislation that, if enacted, could change the tax treatment of life insurance policies or increase the taxes we pay in connection with such policies. This could include special rules for tax-exempt entities as well as for corporate or business use of policies. Congress may also consider proposals to comprehensively reform or overhaul the U.S. tax and retirement systems. For example, the President's Advisory Panel on Federal Tax Reform recently announced its tax reform options. These options make sweeping changes to many longstanding tax rules. Among the proposed options are the creation of new tax-favored savings accounts which would replace many existing qualified plan arrangements and would eliminate certain tax benefits currently available to newly purchased cash value life insurance and deferred annuity products. We cannot predict what if any, legislation will actually be proposed or enacted based on these options or what type of grandfathering will be allowed for existing life insurance policies. In addition, the Treasury Department may amend existing regulations, issue regulations on the qualification of life insurance and modified endowment contracts, or adopt new or clarifying interpretations of existing law. Some areas of possible future guidance include life insurance continuation beyond the insured reaching age 100 and testing for policies issued on a special risk class basis.


                                                             Tax information  29

State and local tax law or, if you are not a U.S. citizen and resident, foreign tax law, may also affect the tax consequences to you, the insured person or your beneficiary, and are subject to change or change in interpretation. Any changes in federal, state, local or foreign tax law or interpretations could have a retroactive effect both on our taxes and on the way your policy is taxed or the tax benefit of life insurance policies.

OTHER INFORMATION

There are a number of tax benefits associated with variable life insurance policies. For tax benefits to be available, the policyowner must have an insurable interest in the life of the insured under applicable state laws. Requirements may vary by state. A failure can, among other consequences, cause the policyowner to lose anticipated favorable federal tax treatment generally afforded life insurance. For tax benefits to continue, the policy must continue to qualify as life insurance. We reserve the right to restrict transactions that we determine would cause your policy to fail to qualify as life insurance under federal tax law. We also reserve the right to decline to make any change that may cause your policy to lose its ability to be tested for federal income tax purposes under the 2001 Commissioners Standard Ordinary Mortality Tables.

In addition to other requirements, federal tax law requires that the insurer, and not the policyowner, have control of the underlying investment assets for the policy to qualify as life insurance.

You may make transfers among Portfolios of the Separate Account, but you may not direct the investments each Portfolio makes. If the IRS were to conclude that you, as the investor, have control over these investments, then the policy would no longer qualify as life insurance. You would be treated as the owner of separate account assets and be currently taxed on any income or gain the assets generate.

The IRS has provided some guidance on investor control, but many issues remain unclear. One such issue is whether a policyowner can have too much investor control if the variable life policy offers a large number of investment options in which to invest policy account values and/or the ability to make frequent transfers available under the policy. Although the Treasury Department announced several years ago that it would provide formal guidance on this issue, guidance as of the date of this prospectus has been limited. We do not know if the IRS will provide any further guidance on the issue. If guidance is provided, we do not know if it would apply retroactively to policies already in force.

We believe that our variable life policies do not give policyowners investment control over the investments underlying the various investment options; however, the IRS could disagree with our position. The IRS could seek to treat policyowners with a large number of investment options and/or the ability to freely transfer among investment options as the owners of the underlying Portfolio's shares. Accordingly, we reserve the right to modify your policy as necessary to attempt to prevent you from being considered the owner of your policy's proportionate share of the assets of the Separate Account.


30  Tax information

9. More information about policy features and benefits

--------------------------------------------------------------------------------
ALTERNATIVE HIGHER DEATH BENEFIT IN CERTAIN CASES

The basic Option A and Option B death benefits are described under "About your life insurance benefit" in "Risk/benefit summary: Policy features, benefits and risks" earlier in this prospectus.

We will automatically pay an alternative death benefit if it is higher than the basic Option A or Option B death benefit you have selected. This alternative death benefit is computed by multiplying your policy account value on the insured person's date of death by a percentage specified in your policy. The percentage depends on the insured person's age. Representative percentages are as follows:

--------------------------------------------------------------------------------
If the value in your policy is high enough, relative to the face amount, the life insurance benefit will automatically be greater than the Option A or
Option B death benefit you have selected.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 Age*   40 and under    45       50      55      60         65
--------------------------------------------------------------------------------
   %     250%            215%    185%    150%    130%       120%
--------------------------------------------------------------------------------
         70      75-90   91      92      93      94-Over
--------------------------------------------------------------------------------
   %     115%    105%    104%    103%    102%    101%
--------------------------------------------------------------------------------

* For the then-current policy year.

This higher alternative death benefit exposes us to greater insurance risk than the regular Option A and B death benefits. Because the cost of insurance charges we make under your policy are based in part on the amount of our risk, you will pay more cost of insurance charges for any periods during which the higher alternative death benefit is the operative one.


The alternative higher death benefit is a component of the Option A and Option B death benefits that will be paid (if higher) in order for the Incentive Life(SM) Legacy policy to satisfy the definition of "life insurance contract" under Section 7702 of the Code. In general, for a policy to be treated as a life insurance contract under the Code, it must pass one of two tests, a cash value accumulation test or a guideline premium/cash value corridor test. Only the guideline premium/cash value corridor test applies to the Incentive LifeSM Legacy policy. Under the guideline premium requirement, the sum of the premiums paid under the policy may not at any time exceed the greater of the guideline single premium or the sum of the guideline level premiums, for the benefits promised under the policy. Under the cash value corridor requirement, the death benefit at any time must be equal to or greater than the applicable percentage of policy account value specified in Section 7702(c) of the Code. We apply these principles to both Option A and Option B death benefits.

The operative period for the higher alternative death benefit is determined in connection with the requirements of the Code. The calculation of the death benefit is built into the monthly calculation of the cost of insurance charge, which is based on the net amount at risk. The need for the higher alternative death benefit is assessed on each monthly anniversary date, and on the death of the insured. Each policy owner receives an annual statement showing various policy values. The annual statement shows the death benefit amount as of the policy anniversary, and that amount would reflect the alternative higher death benefit amount, if applicable at that time. This annual statement also reflects the monthly cost of insurance charge for the policy year, reflecting a higher net amount at risk in those months when the higher alternative death benefit is in effect.


OTHER ADJUSTMENTS TO DEATH BENEFIT. We will increase the death benefit proceeds by the amount of any other benefits we owe upon the insured person's death under any optional riders which are in effect.

We will reduce the death benefit proceeds by the amount of any outstanding policy loan and unpaid loan interest, as well as any amount of monthly charges under the policy that remain unpaid because the insured person died during a grace period. We also reduce the death benefit if we have already paid part of it under a living benefits rider. We reduce it by the amount of the living benefits payment plus interest. See "Your option to receive a living benefit" earlier in this prospectus. Under the Living Care Rider, any monthly benefit payments will be treated as a lien against the death benefit and reduce your death benefit. Please see "Living Care Rider" later in this prospectus.


GUARANTEE PREMIUM TEST FOR NO LAPSE GUARANTEES


We offer two guarantees against policy lapse that depend on your having paid specified amounts of premiums. We refer to these guarantees as our "no lapse guarantee" and our optional "extended no lapse guarantee rider" and you can read more about them in "You can guarantee that your policy will not terminate before a certain date" in "Risk/benefit summary: Policy features, benefits and risks," earlier in this Prospectus. You can also read more about our extended no lapse guarantee rider in "Extended No Lapse Guarantee Rider" later in this section.

GUARANTEE PREMIUM TEST. If your net policy account value is not sufficient to pay a monthly deduction that has become due, we check to see if the cumulative amount of premiums that you have paid to date accumulated at 4% annually less any partial withdrawals accumulated at 4% annually (also known as the actual premium fund value) at least equals the cumulative guarantee premiums due to date for either the no lapse guarantee or extended no lapse guarantee rider and guarantee premiums for any optional benefit riders accumulated at 4% annually (also known as the no lapse guarantee premium fund value). If it does, your policy will not lapse, provided that you have always had death benefit Option A, any policy loan and accrued loan interest does not exceed the policy account value, and provided that the guarantee is still in effect.


GUARANTEE PREMIUMS. The amounts of the monthly guarantee premiums for the no lapse guarantee and any elected extended no lapse guarantee rider are set forth in your policy if your death benefit option


                         More information about policy features and benefits  31
is Option A. The guarantee premiums are actuarially determined at policy issuance and depend on the age and other insurance risk characteristics of the insured person, as well as the amount of the coverage and additional features you select. The guarantee premiums may change if, for example, the face amount of the policy or the long-term care specified amount changes, or a rider is eliminated, or if there is a change in the insured person's risk characteristics. We will send you a new policy page showing any change in your guarantee premiums. Any change will be prospective only, and no change will extend a no lapse guarantee period beyond its original number of years.


PAID UP DEATH BENEFIT GUARANTEE


Subject to our approval, you may elect the "paid up" death benefit guarantee at any time after the fourth year. This benefit provides an opportunity to lock in all or a portion of your policy's death benefit without making additional premium payments. Also, this benefit may be attractive to you if you are concerned about the impact of poor future investment performance or increases in policy charges on your policy's death benefit and potential policy lapse. You may elect this benefit provided:


o  the insured's attained age is not more than 99;

o you have death benefit Option A in effect (see "About your life insurance benefit" in "Risk/benefit summary: Policy features, benefits and risks," earlier in this prospectus);

o we are not waiving monthly charges under the terms of a disability waiver rider;

o you have not received any payment under a living benefits rider or under the Living Care Rider;

o the policy is not in default or in a grace period as of the date of the paid up death benefit guarantee;

o the policy account value after the deduction of any proportionate surrender charge would not be less than any outstanding policy loan and accrued loan interest;

o the policy is not on loan extension. (For more information about loan extension, see "Accessing your money" earlier in this prospectus;

o  the election would not reduce the face amount (see below) below $100,000;

o no current or future distribution from the policy will be required to maintain its qualification as life insurance under the Internal Revenue Code; and

o You agree to re-allocate your fund values to the guaranteed interest option and the AXA Allocation investment options. We reserve the right to change the investment options available to you under the paid up death benefit guarantee. (See "Restrictions on allocations to investment options," below).


The effective date of the paid up death benefit guarantee will be the beginning of the policy month that next follows the date we approve your request. On the effective date of this guarantee, all additional benefit riders and endorsements will automatically terminate, including the Living Care Rider. The policy's net cash surrender value after the paid up death benefit guarantee is in effect will equal the policy account value, less any applicable surrender charges and any outstanding policy loan and accrued loan interest. The policy death benefit will be Option A. We will continue to deduct policy charges from your policy account value. As explained below, electing the paid up death benefit guarantee may reduce your policy's face amount, which in turn may result in the deduction of a surrender charge. You can request a personalized illustration that will show you how your policy face amount could be reduced and values could be affected by electing the paid up death benefit guarantee.


POSSIBLE REDUCTION OF FACE AMOUNT. The face amount of your policy after this guarantee is elected is the lesser of (a) the face amount immediately before the election or (b) the policy account value on the effective date of the election divided by a factor based on the then age of the insured person. The factors are set forth in your policy. As a general matter, the factors change as the insured person ages so that, if your policy account value stayed the same, the result of the calculation under clause (b) above would be lower the longer your policy is in force. We will decline your election if the new face amount would be less than $100,000.

If electing the paid up death benefit guarantee causes a reduction in face amount, we will deduct the same portion of any remaining surrender charge as we would have deducted if you had requested that decrease directly (rather than electing the paid up death benefit guarantee). (See "Risk/benefit summary:
Charges and expenses you will pay" earlier in this prospectus.) In certain cases, a reduction in face amount may cause a policy to become a modified endowment contract. See "Tax treatment of distributions to you (loans, partial withdrawals, and full surrender)" under "Tax information."


RESTRICTIONS ON ALLOCATIONS AND TRANSFERS. While the paid up death benefit guarantee is in effect, you will be restricted as to the investment options available to you under the policy and the amounts that can be allocated to the guaranteed interest option. You will be able to allocate up to 25% of your unloaned policy account value to the guaranteed interest option. Currently, the remainder of your unloaned policy account value must be allocated among the AXA Allocation investment options. (See "About the Portfolios of the Trusts" for the listing of AXA Allocation investment options.) When you elect the paid up death benefit guarantee, we require that you provide us with new allocation instructions. In the absence of these instructions, we will be unable to process your request.

Also, transfers from one or more of our AXA Allocation investment options into the guaranteed interest option will not be permitted if such transfer would cause the value of your guaranteed interest option to exceed 25% of your total unloaned policy account value. Loan repayments allocated to your guaranteed interest option will be limited to an amount that would not cause the value in your guaranteed interest option to exceed 25% of your total unloaned policy account value. If the value in your guaranteed interest option already exceeds 25% of your total unloaned policy account value (including the repayment), no portion of the repayment will be allocated to the guaranteed interest option. Any portion of the loan repayment that is not allocated to the guaranteed interest option will be allocated in proportion to the loan repayment amounts for the variable investment options you have



32 More information about policy features and benefits specified. If we do not have instructions, we will use the allocation percentages for the variable investment options you specified when you elected the paid up death benefit guarantee or the most recent instructions we have on record. These restrictions would be lifted if the paid up death benefit guarantee is terminated.

OTHER EFFECTS OF THIS GUARANTEE. After you have elected the paid up death benefit guarantee, you may request a policy loan, make a loan repayment or transfer policy account value among the guaranteed interest option and variable investment options, subject to our rules then in effect. The following transactions, however, are not permitted when this guarantee is in effect:

o premium payments

o partial withdrawals

o changes to the policy's face amount or death benefit option

o any change that would cause the policy to lose its current or future qualification as life insurance under the Internal Revenue Code or require a current or future distribution from the policy to avoid such disqualification. (See "Tax treatment of distributions to you" under "Tax information" earlier in this prospectus.)

TERMINATION OF THIS GUARANTEE. You may terminate the paid up death benefit guarantee by written request to our Administrative Office. If terminated, the policy face amount will not change. However, premiums may be required to keep the policy from lapsing. If the guarantee terminates due to an outstanding loan and accrued loan interest exceeding the policy account value, a payment will be required to keep the policy and the guarantee in force pursuant to the policy's grace period provision. If the guarantee terminates for any reason, it cannot be restored at a later date.


OTHER BENEFITS YOU CAN ADD BY RIDER

When you purchase this policy, you may be eligible for the following other optional benefits we currently make available by rider:

o  extended no lapse guarantee - Described below.

o  Living Care Rider - Described below.

o disability deduction waiver - This rider waives the monthly charges from the policy account value if the insured is totally disabled, as defined in the rider, for at least six consecutive months and the disability began prior to the policy anniversary nearest the insured's 60th birthday. If total disability begins on or after this date, the monthly charges are waived to the earlier of the policy anniversary nearest the insured's age 65 or the termination of disability. Issue ages are 0-59. However coverage is not provided until the insured's fifth birthday. The maximum amount of coverage is $3,000,000 for all AXA Equitable and affiliates' policies in-force and applied for.

o option to purchase additional insurance - This rider allows you to purchase a new policy for the amount of the option, on specific dates, without evidence of insurability. The minimum option amount is $25,000 and the maximum amount is $100,000. Issue ages are 0-37. The maximum amount of coverage is $100,000 for all AXA Equitable and affiliates' policies in-force and applied for.

o children's term insurance - This rider provides term insurance on the lives of the insured's children, stepchildren and legally adopted children who are between the ages of 15 days to 18 years. The insured under the base policy must be between the ages of 17 and 55. The maximum amount of coverage is $25,000 for all AXA Equitable and affiliates' policies in-force and applied for.

We add the following benefits automatically at no charge to each eligible policy:

o substitution of insured person rider - (see "You can change your policy's insured person" under "More information about procedures that apply to your policy.")

o living benefits rider - (see "Your option to receive a living benefit" under "Accessing your money.")

o paid up death benefit guarantee - (see "Paid up death benefit guarantee" earlier in this section).

o loan extension endorsement - (see "Loan extension" under "Accessing your money.")

AXA Equitable or your financial professional can provide you with more information about these riders. Some of these benefits may be selected only at the time your policy is issued. Some benefits are not available in combination with others or may not be available in your state. The riders provide additional terms, conditions and limitations, and we will furnish samples of them to you on request. We can add, delete, or modify the riders we are making available, at any time before they become effective as part of your policy.

See also "Tax information" earlier in this prospectus for certain possible tax consequences and limitations of deleting riders or changing the death benefits under a rider.


EXTENDED NO LAPSE GUARANTEE RIDER. In states where approved, an optional rider may be elected at issue subject to our underwriting requirements that provides for a longer no lapse guarantee period than the one in your base policy. The minimum guarantee period is 20 years from the register date, and the maximum period is to the policy anniversary nearest to the insured's 100th birthday. Issue ages are 0-70. If you elect this rider at issue, the investment options available to you will be restricted to the guaranteed interest option and the AXA Allocation investment options. You must provide proper allocation instructions at the time you apply for this policy in order to have your policy issued with this rider.


This rider, while in force, will prevent your policy from lapsing provided that all of the following conditions apply:

o  The rider has not terminated;

o The guarantee premium test for no lapse guarantees has been satisfied (see "Guarantee premium test for no lapse guarantees" under "More information about policy features and benefits");

o The death benefit option under the policy has been Option A since it was issued; and

o Any policy loan and accrued loan interest does not exceed the policy account value.


                         More information about policy features and benefits  33

The monthly cost of this rider varies based on the individual characteristics of the insured, the face amount of the policy and the guarantee period you select. A change to the policy's face amount may affect the cost of this rider. See "Risk/benefit summary: Charges and expenses you will pay" for more information on the charges we deduct for this rider. The rider will terminate upon our receipt of your written request to terminate or on the effective date of a change to death benefit Option B during the extended no lapse guarantee period. This rider cannot be reinstated once terminated.


At issue and while the rider is in effect, we currently limit your investment options under the policy to the AXA Allocation investment options and the guaranteed interest option. We also limit your premium allocations, transfers from the variable investment options to the guaranteed interest option and partial withdrawals from the variable investment options, as described below and loan repayments as described in "Accessing your money" earlier in this prospectus.


o PREMIUM ALLOCATIONS. You may instruct us to allocate up to 25% of your net premiums to the guaranteed interest option. The net premiums allocated to the guaranteed interest option will be limited to an amount so that the value in the guaranteed interest option does not exceed 25% of your total unloaned policy account value. Any portion of a net premium that we cannot allocate to the guaranteed interest option will be allocated to the variable investment options in proportion to any amounts for the variable investment options that you specified for that particular premium. If you did not specify, we will allocate that portion of the net premium in proportion to the premium allocation instructions for the variable investment options on record.

o TRANSFERS FROM THE VARIABLE INVESTMENT OPTIONS TO THE GUARANTEED INTEREST OPTION. You may make a transfer from one or more of the variable investment options to the guaranteed interest option as long as the transfer would not cause your value in the guaranteed interest option to exceed 25% of the total unloaned policy account value. Otherwise, we will reject the transfer request. If, at the time of a transfer request, the value of the guaranteed interest option already makes up 25% or more of your total unloaned policy account value, we will reject the transfer.

o PARTIAL WITHDRAWALS FROM THE VARIABLE INVESTMENT OPTIONS. Partial withdrawals from the variable investment options will be limited to an amount that will not result in your value in the guaranteed interest option exceeding 25% of your total unloaned policy account value. Any portion of the partial withdrawal not taken from the variable investment options will be taken from the guaranteed interest option. If you tell us how much of the partial withdrawal is to come from the values in each of your variable investment options, the total amount taken from the variable investment options will be divided among investment options in proportion to the amounts to be withdrawn from the investment options as you have specified. If you do not tell us, or if we are unable to make the withdrawal in this manner, the amount taken from the variable investment options will be divided among all of your variable investment options in proportion to your values in each.

----------------------

(1) For a more complete description of the terms used in this section and conditions of this rider please consult your rider policy form.



o RIDER TERMINATION. The extended no lapse guarantee rider will terminate on the earliest of the following:

     - the date your policy ends without value at the end of a grace period;

     - the date you surrender your policy;

     - the expiration date of the extended no lapse guarantee period shown in your policy;

     - the effective date of a change to death benefit Option B, during the extended no lapse guarantee period;

     - the effective date of the election of the paid up death benefit guarantee;

     - the date that a new insured person is substituted for the origi nal insured person;

     - the date the policy goes on loan extension; or

     - the beginning of the policy month that coincides with or next follows the date we receive your written request to terminate the rider.


This rider cannot be reinstated once it has been terminated.


LIVING CARE RIDER. In states where approved, an optional rider may be elected at issue that provides for the acceleration of the policy death benefit as a payment of a portion of the policy's death benefit each month as a result of the insured person being a chronically ill individual who is receiving qualified long-term care services.(1) Benefits accelerated under this rider will be treated as a lien against policy values. While this rider is in force, policy face amount increases and death benefit option changes are not permitted.

An individual qualifies as "chronically ill" if they have been certified by a licensed health care practitioner as being unable to perform (without substantial assistance from another person) at least two activities of daily living for a period of at least 90 days due to a loss of functional capacity; or requiring substantial supervision to protect such individual from threats to health and safety due to cognitive impairment.

Benefits are payable once we receive: 1) a written certification from a U.S. licensed health care practitioner that the insured person is a chronically ill individual and is receiving qualified long-term care services pursuant to a written plan of care; 2) proof that the "elimination period," as discussed below, has been satisfied; and 3) written notice of claim and proof of loss in a form satisfactory to us. We require recertification every twelve months from the date of the initial or subsequent certification to continue monthly benefit payments, otherwise, benefit payments will terminate at the end of the twelve month period. This rider may not cover all of the costs associated with long-term care services during the insured person's period of coverage.

The monthly rate for this rider varies based on the insured person's sex, issue age, class of risk and tobacco user status, as well as the benefit percentage selected. See "Risk/benefit summary: Charges and expenses you will pay", for more information on the charges we deduct for this rider.



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If the net policy account value is insufficient to cover the total monthly deductions for the base policy and any riders while benefits under this rider are being paid, we will not lapse the policy. When monthly benefits under the Living Care Rider are being paid we will waive the monthly charge for the Living Care Rider.

We will pay up to the long-term care specified amount for qualified long term care services for the insured person for the duration of a period of coverage. The initial long-term care specified amount is equal to the face amount of the base policy at issue. This amount may change due to subsequent policy transactions and will be reduced at the end of a period of coverage to reflect benefits paid during that period of coverage. Any request for a decrease in the policy face amount will reduce the current long-term care specified amount to an amount equal to the lesser of: (a) the new policy face amount; or (b) the long-term care specified amount immediately prior to the face amount decrease. Any partial withdrawal will reduce the current long-term care specified amount by the amount of the withdrawal, but not to less than the policy account value minus the withdrawal. The maximum monthly benefit in either case will then be equal to the new long-term care specified amount multiplied by the benefit percentage.

The maximum monthly benefit is the maximum amount an affiliated company or we will pay in a month for qualified long-term care services for the insured person. The maximum monthly benefit payment amount that you can purchase from AXA Equitable and its affiliates is limited to $50,000 per month, per insured person. The maximum monthly benefit is equal to the long-term care specified amount multiplied by the benefit percentage that you have selected. This amount may change due to subsequent policy transactions. See below for maximum monthly payment limitations.


Each month, we will pay the monthly benefit payment (a portion of which may be applied to repay an outstanding policy loan) for qualified long-term care services for the insured person. The monthly benefit payment is equal to the lesser of:

     1. the maximum monthly benefit (or lesser amount as requested, however, this may not be less than $500); or


     2. the monthly equivalent of 200% of the per day limit allowed by the Health Insurance Portability and Accountability Act. (We reserve the right to increase this percentage.)

When benefits are paid under this rider, we establish an accumulated benefit lien. This accumulated benefit lien amount will equal the cumulative amount of rider benefits paid (including any loan repayments) during a period of coverage, accumulated at 0% interest. We subtract the accumulated benefit lien amount from the base policy death benefit if the insured person dies before the end of a period of coverage. For the purposes of determining the cash surrender value of this policy, the unloaned policy account value and surrender charge (if applicable) will be reduced pro rata for the portion of the policy face amount that we have accelerated to date. However, the unloaned policy account value will not be reduced by more than the accumulated benefit lien amount.

o ELIMINATION PERIOD. The Living Care Rider has an elimination period that is the required period of time that the rider must be in force before any benefit is available to the insured person under this rider. The elimination period is 90 days, beginning on the first day of any qualified long-term care services that are provided to the insured person. Benefits under this rider will not be paid until the elimination period is satisfied, and benefits will not be retroactively paid for the elimination period. The elimination period can be satisfied by any combination of days of a long-term care facility stay or days of home health care. The days do not have to be continuous, but the elimination period must be satisfied within a consecutive period of 24 months starting with the date on which such services are first provided. The elimination period must be satisfied only once while this rider is in effect.


o PERIOD OF COVERAGE. The period of coverage is the period of time during which the insured person receives services that are covered under the Living Care Rider and for which benefits are payable. This begins on the first day of covered services received after the end of the elimination period. A period of coverage will end on the earliest of the following dates:

     1. the date that we receive the notice of release which must be sent to us when the insured person is no longer receiving qualified long-term care services;

     2. the date we determine you are no longer eligible to receive benefits in accordance with the terms of this rider;

     3. the date when you request that we terminate benefit payments under this rider;

     4. the date the accumulated benefit lien amount equals the current long term care specified amount;

     5. the date that you surrender the policy;


     6. the date we make a payment under the living benefits rider (for terminal illness); or

     7. the date of death of the insured person.


During a period of coverage:

     1. Partial withdrawals, face amount decreases and premium payments are not permitted.


     2. Each monthly benefit payment will increase the accumulated benefit lien amount by the amount of the payment; this amount will be treated as a lien against your policy values.

     3. If there is an outstanding policy loan at the time we make a benefit payment, an amount equal to a percentage of the loan and accrued loan interest will be deducted from the monthly benefit payment and used as a loan repayment and will reduce the amount otherwise payable to you. This percentage will equal the monthly benefit payment divided by the portion of the long-term care specified amount that we have not accelerated to date.

     4. The loan extension and paid up death benefit guarantee endorsements will no longer be applicable at any time once benefits are paid under this rider.


After a period of coverage ends:


     1. The face amount of the policy and the long-term care specified amount are reduced by the accumulated benefit lien amount.



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     2. The unloaned policy account value will be reduced pro rata to the reduction in the policy face amount, but not by more than the accumulated benefit lien amount.

     3. Any applicable surrender charges will be reduced pro rata to the reduction in the policy face amount.


     4. The maximum monthly benefit will not be reduced.


     5. The actual premium fund and no lapse guarantee premium fund values that are used by us to determine whether a guarantee against policy lapse is in effect will also be reduced pro rata to the reduction in the policy face amount.

     6. Any remaining balance for an outstanding loan and accrued loan interest will not be reduced.

     7. The accumulated benefit lien amount is reset to zero.


The reduction in your policy account value will reduce your unloaned value in the guaranteed interest option and your values in the variable investment options in accordance with your monthly deduction allocation percentages then in effect. If we cannot make the reduction in this way, we will make the reduction based on the proportion that your unloaned values in the guaranteed interest option and your values in the variable investment options bear to the total unloaned value in your policy account.

After the period of coverage has ended, we will provide you with notice of the adjusted values.

If the entire long-term care specified amount has been paid out during the period of coverage, this rider will terminate and the policy may terminate.

o RIDER TERMINATION. This rider will terminate, and no further benefits will be payable (except as provided under the "Extension of Benefits" provision of this rider), on the earliest of the following:


     1. at any time after the first policy year, on the next monthly anniversary on or following the date we receive your written request to terminate this rider;


     2. upon termination or surrender of the policy;

     3. the date of the insured person's death;

     4. the date when the accumulated benefit lien amount equals the current long-term care specified amount;


     5. the effective date of the election of the paid up death benefit guarantee;

     6. the date you request payment under a living benefits rider due to terminal illness of the insured person (whether or not monthly benefit payments are being made as of such date);

     7. the date the policy goes on loan extension; or

     8. on the date that a new insured person is substituted for the original insured person under the terms of any substitution of insured rider.


If this rider does not terminate, it will remain in force as long as the policy remains in force. This rider may be restored after termination if certain qualifications for restoration of rider benefits are met.


o EXTENSION OF BENEFITS. If this policy lapses before the current long-term care specified amount has been paid out, while the insured person is confined in a long term care facility, benefits for that confinement may be payable provided that the confinement began while this rider was in force. Benefits may continue until the earliest of the following dates: (a) the date the insured person is discharged from such confinement; (b) the date when the current long-term care specified amount has been paid; or (c) the date of death of the insured person. If benefits are payable under this provision, there will be no death benefit payable to the beneficiary or beneficiaries named in the base policy.


For tax information concerning the Living Care Rider, see "Tax information" earlier in this prospectus.


CUSTOMER LOYALTY CREDIT

We provide a customer loyalty credit for policies that have been in force for more than 20 years. This is added to your policy account value each month. The dollar amount of the credit is a percentage of the total amount you then have in our investment options. The amount in our investment options does not include any value we are holding as collateral for any policy loans. The percentage credit is currently at an annual rate of 0.05% beginning in the policy's 21st year. This credit is not guaranteed, however. Because Incentive Life(SM) Legacy was first offered in 2006, no customer loyalty credit has yet been made to an Incentive Life(SM) Legacy policy.


VARIATIONS AMONG INCENTIVE LIFE(SM) LEGACY POLICIES

Time periods and other terms and conditions described in this prospectus may vary due to legal requirements in your state. These variations will be reflected in your policy.

AXA Equitable also may vary or waive the charges (including surrender charges) and other terms of Incentive Life(SM) Legacy where special circumstances (including certain policy exchanges) result in sales or administrative expenses or mortality risks that are different from those normally associated with Incentive Life(SM) Legacy. We will make such variations only in accordance with uniform rules that we establish.

AXA Equitable or your financial professional can advise you about any variations that may apply to your policy.


YOUR OPTIONS FOR RECEIVING POLICY PROCEEDS

BENEFICIARY OF DEATH BENEFIT. You designate your policy's beneficiary in your policy application. You can change the beneficiary at any other time during the insured person's life. If no beneficiary is living when the insured person dies, we will pay the death benefit proceeds in equal shares to the insured person's surviving children. If there are no surviving children, we will instead pay the insured person's estate.


PAYMENT OF DEATH BENEFIT. We will pay any death benefit in a single sum. If the beneficiary is a natural person (i.e., not an entity such as a corporation or trust) we will pay any such single sum death benefit through an interest-bearing checking account (the "AXA Equitable Access AccountTM") that we will automatically open for the beneficiary. The beneficiary will have immediate access to the proceeds by writing



36 More information about policy features and benefits a check on the account. We pay interest on the proceeds from the date of death to the date the beneficiary closes the AXA Equitable Access Account.

If a financial professional has assisted the beneficiary in preparing the documents that are required for payment of the death benefit, we will send the AXA Equitable Access Account checkbook or check to the financial professional within the periods specified for death benefit payments under "When we pay policy proceeds," later in this prospectus. Our financial professionals will take reasonable steps to arrange for prompt delivery to the beneficiary.


YOUR RIGHT TO CANCEL WITHIN A CERTAIN NUMBER OF DAYS

You may cancel your policy by mailing it to our Administrative Office with a written request to cancel within 10 days after you receive it (or such longer period as required under state law). Your cancellation request must be postmarked within 10 days of receipt and your coverage will terminate as of the date of the postmark.

In most states, we will refund the premiums that were paid, less any outstanding loan and accrued loan interest. In other states, we will refund the policy account value calculated as of the date the policy was returned, plus any charges that were deducted from premiums that were paid and from the policy account value, less any outstanding loan and accrued loan interest.

Your policy will set forth the length of your "free look" period.

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10. More information about certain policy charges


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DEDUCTING POLICY CHARGES

PURPOSES OF POLICY CHARGES. The charges under the policies are designed to cover, in the aggregate, our direct and indirect costs of selling, administering and providing benefits under the policies. They are also designed, in the aggregate, to compensate us for the risks of loss we assume pursuant to the policies. If, as we expect, the charges that we collect from the policies exceed our total costs in connection with the policies, we will earn a profit. Otherwise, we will incur a loss. In addition to the charges described below, there are also charges at the Portfolio level, which are described in the prospectuses of the Portfolios in which the funds invest. For additional information on all policy charges, see "Risk/benefit summary:
Charges and expenses you will pay."

TRANSACTION CHARGES. On the first day of each policy month, charges for cost of insurance and certain other charges are deducted from your policy account value as specified below (see "Periodic charges" below). In addition, charges may be deducted for transactions such as premium payments, policy surrenders, requested decreases in face amount, or transfers among investment options.

o PREMIUM CHARGE. We deduct an amount not to exceed 12% from each premium payment you send us. We currently deduct 12% from each premium payment during the first five policy years, and 2% from each premium payment in subsequent policy years. If the extended no lapse guarantee is in effect, we currently deduct 12% from each premium payment during the first ten policy years, and 2% from each premium payment in subsequent policy years. We may increase or decrease the amount we deduct in the future, but the amount we deduct will never exceed 12%. The premium charge is designed in part to defray sales and tax expenses we incur that are based on premium payments.

o SURRENDER CHARGES. If you give up this policy for its net cash surrender value before the end of the fifteenth policy year, we will subtract a surrender charge from your policy account value. The surrender charge in the first policy month of each policy year is shown in your policy. The initial surrender charge will be between $10.38 and $47.92 per $1,000 of initial base policy face amount. The surrender charge declines uniformly in equal monthly amounts within each policy year until it reaches zero in the twelfth month of policy year fifteen.

We will establish additional surrender charges for any increase in the base policy face amount you request that represents an increase over the previous highest base policy face amount. These charges will apply for fifteen years from the effective date of such increase. Changes in the base policy face amount resulting from a change in death benefit option will not be considered in computing the previous highest face amount.

If there is a requested base policy face amount reduction within the first fifteen policy years or within fifteen years following a face amount increase, or a paid-up death benefit guarantee is elected for a reduced amount during a surrender charge period, a proportionate surrender charge will be deducted from your policy account value.

Assuming you have not previously changed the base policy face amount, a proportionate surrender charge will be determined by dividing the amount of the reduction in base policy face amount by the initial base policy face amount of insurance, and then multiplying that fraction by the surrender charge immediately before the reduction. The proportionate surrender charge will not exceed the unloaned policy account value at the time of the reduction. If a proportionate surrender charge is made, the remaining surrender charge will be reduced proportionately. We will not deduct a proportionate surrender charge if the reduction resulted from a change in death benefit option or a partial withdrawal.

The surrender charges are contingent deferred sales charges. They are contingent because you only pay them if you surrender your policy for its net cash surrender value (or request a reduction in its face amount, as described below). They are deferred because we do not deduct them from your premiums. Because the surrender charges are contingent and deferred, the amount we collect in a policy year is not related to actual expenses for that year.

The surrender charges assessed in connection with giving up this policy or with reductions in policy face amount are intended, in part, to compensate us for the fact that it takes us time to make a profit on your policy, and if you give up or reduce the face amount of your policy in its early years, we do not have the time to recoup our costs.

o REQUEST A DECREASE IN YOUR POLICY'S FACE AMOUNT. If you request a decrease in your policy's face amount in the first fifteen policy years, we will deduct a pro rata portion of the full surrender charge described in the preceding section that would apply to a full surrender at the time of the decrease. We will also deduct a similar fee in connection with a decrease in the policy's face amount within fifteen years after a face amount increase. If there have been prior increases in face amount, the decrease will be deemed to cancel, first, each increase in reverse chronological order (beginning with the most recent) and then the initial face amount. We will deduct from your policy account value any surrender charge that is associated with any portion of the face amount that is thus deemed to be canceled.

o TRANSFERS AMONG INVESTMENT OPTIONS. Although we do not currently charge for transfers among investment options, we reserve the right to make a transfer charge up to $25 for each transfer of amounts among your investment options. The transfer charge, if any, is deducted from the amounts transferred from your policy's value in the variable investment options and in our guaranteed interest option based on the proportion that the amount transferred from each variable investment option and from our guaranteed interest option bears to the total amount being transferred. Any such charge would be, in part, to compensate us for our expenses in administering transfers.



38  More information about certain policy charges


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PERIODIC CHARGES.  On the first day of each month of the policy, charges for cost of insurance and certain other charges are deducted from your policy account value as specified below.

o COST OF INSURANCE CHARGE. The cost of insurance rates vary depending on the individual characteristics of the insured and the policy year. The monthly cost of insurance charge is determined by multiplying the cost of insurance rate that is then applicable to your policy by the amount we have at risk under your policy divided by $1,000. Our amount at risk (also described in your policy as "net amount at risk") on any date is the difference between (a) the death benefit that would be payable if the insured person died on that date and (b) the then total account value under the policy. A greater amount at risk, or a higher cost of insurance rate, will result in a higher monthly charge. The cost of insurance rates are intended, in part, to compensate us for the cost of providing insurance to you under your policy.

Generally, the cost of insurance rate increases from one policy year to the next. This happens automatically because of the insured person's increasing age.

On a guaranteed basis, we deduct between $0.02 and $83.34 per $1,000 of the amount for which we are at risk under your policy from your policy account value each month (but not beyond the policy anniversary date when the insured person is attained age 100). As the amount for which we are at risk at any time is the death benefit (calculated as of that time) minus your policy account value at that time, changes in your policy account value resulting from the performance of your investment options can affect your amount at risk, and as a result, your cost of insurance. Our cost of insurance rates are guaranteed not to exceed the maximum rates specified in your policy. For most insured persons at most ages, our current (non-guaranteed) rates are lower than the maximum rates. However, we have the ability to raise these rates up to the guaranteed maximum at any time, subject to any necessary regulatory approvals.

The guaranteed maximum cost of insurance rates for gender neutral Incentive Life(SM) Legacy policies for insureds who are age 18 or above are based on the 2001 Commissioner's Standard Ordinary 80% Male, 20% Female, Smoker or Nonsmoker Ultimate Age Nearest Birthday Mortality Tables. The guaranteed maximum cost of insurance rates for gender neutral Incentive Life(SM) Legacy policies for insureds who are under age 18 are based on the 2001 Commissioner's Standard Ordinary 80% Male, 20% Female Composite Ultimate Age Nearest Birthday Mortality Table. For all other policies, for insureds who are age 18 or above, the guaranteed maximum cost of insurance rates are based on the 2001 Commissioner's Standard Ordinary Male or Female, Smoker or Nonsmoker Ultimate Age Nearest Birthday Mortality Tables. For insureds who are under age 18, the guaranteed maximum cost of insurance rates are based on the 2001 Commissioner's Standard Ordinary Male or Female Composite Ultimate Age Nearest Birthday Mortality Tables.

Our cost of insurance rates will generally be lower (except for gender-neutral policies and in connection with certain employee benefit plans) if the insured person is a female than if a male. They also will generally be lower for non-tobacco users than tobacco users and lower for persons that have other highly favorable health characteristics, as compared to those that do not. On the other hand, insured persons who present particular health, occupational or avocational risks may be charged higher cost of insurance rates and other additional charges as specified in their policies. In addition, the current (non-guaranteed) rates also vary depending on the duration of the policy (i.e., the length of time since the policy was issued).

We offer lower rates for non-tobacco users only if they are at least age 18. You may ask us to review the tobacco habits of an insured person issue age 18 or over in order to change the charge from tobacco user rates to non-tobacco user rates. The change, if approved, may result in lower future cost of insurance rates beginning on the effective date of the change to non-tobacco user rates.

The change will be based upon our general underwriting rules in effect at the time of application, and may include criteria other than tobacco use status as well as a definition of tobacco use different from that applicable at the time this policy was issued.

Similarly, if you are paying a rate related to a substandard rating, you may request us to review that rating to receive a reduction in your rates. Any such change will be based upon our general underwriting rules in effect at the time of application, and may include various criteria.

The change to non-tobacco user rates or standard rates, if approved, will take effect at the beginning of the policy month that coincides with or next follows the date we approve your request. This change may have adverse tax consequences.

o MORTALITY AND EXPENSE RISK CHARGE. We will collect a monthly charge for mortality and expense risk. We are committed to fulfilling our obligations under the policy and providing service to you over the lifetime of your policy. Despite the uncertainty of future events, we guarantee that monthly administrative and cost of insurance deductions from your policy account value will never be greater than the maximum amounts shown in your policy. In making this guarantee, we assume the mortality risk that insured persons (as a group) will live for shorter periods than we estimated. When this happens, we have to pay a greater amount of death benefit than we expected to pay in relation to the cost of insurance charges we received. We also assume the expense risks that the cost of issuing and administering policies will be greater than we expected. This charge is designed, in part, to compensate us for taking these risks.

We deduct a monthly charge at an annual rate of 1.75% during the first ten policy years, and at an annual rate of 0.25% in policy years 11 through 20, with no charge in policy year 21 and thereafter, for mortality and expense risks. We reserve the right to increase or decrease these charges in the future, although they will never exceed 1.75%, 0.50% and 0.50%, respectively. This charge will be calculated at the beginning of each policy month as a percentage of the amount of the policy account that is then allocated to the variable investment options.

o ADMINISTRATIVE CHARGE. In the first policy year, we deduct $20 from your policy account value at the beginning of each policy month. In all subsequent policy years (but not beyond the policy anniversary when the insured person is attained age 100), we deduct an amount not to



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exceed $15 at the beginning of each policy month. This charge is intended, in part, to compensate us for the costs involved in administering the policy.

o LOAN INTEREST SPREAD. We charge interest on policy loans but credit you with interest on the amount of the policy account we hold as collateral for the loan. The loan interest spread is the excess of the interest rate we charge over the interest rate we credit. In no event will the loan interest spread exceed 1%. We deduct this charge on each policy anniversary date, or on loan termination, if earlier. For more information on how this charge is deducted, see "Borrowing from your policy" under "Accessing your money" earlier in this prospectus. As with any loan, the interest we charge on the loans is intended, in part, to compensate us for the time value of the money we are lending and the risk that you will not repay the loan.

OPTIONAL RIDER CHARGES. If you elect the following riders, the following charges, which are designed to offset the cost of their respective riders, are deducted from your policy account value, on the first day of each month of the policy. The costs of each of the riders below are designed, in part, to compensate us for the additional insurance risk we take on in providing each of these riders and the administrative costs involved in administering them:

o CHILDREN'S TERM INSURANCE. If you choose this rider, we deduct $0.50 per $1,000 of children's term insurance from your policy account value each month until the insured under the base policy reaches age 65 while the rider is in effect. The charge for this rider does not vary depending upon the specifics of your policy. However, we will continue to charge you for the rider, even after all of your children, stepchildren and legally adopted children have reached age 25 (when a child's coverage under the rider terminates), unless you notify us in writing that you wish to cancel this rider.

o DISABILITY DEDUCTION WAIVER. If you choose this rider, we deduct an amount from your policy account value each month until the insured under the base policy reaches age 65 while the rider is in effect. This amount is between 7% and 132% of all the other monthly charges (including charges for other riders elected) deducted from your policy account value on a guaranteed basis. The current monthly charges for this rider are lower than the maximum monthly charges.

o OPTION TO PURCHASE ADDITIONAL INSURANCE. If you choose this rider, we deduct between $0.04 and $0.17 per $1,000 of the option to purchase additional insurance from your policy account value each month until the insured under the base policy reaches age 40 while the rider is in effect.

o EXTENDED NO LAPSE GUARANTEE. If you choose this rider with coverage to age 100, we deduct between $0.02 and $0.08 per $1,000 of the initial base policy face amount, and per $1,000 of any requested increase in the base policy face amount, from your policy account value each month until the insured under the base policy reaches age 100 while the rider is in effect.

o LIVING CARE RIDER. If you choose this rider, we deduct between $0.08 and $1.18 per $1,000 of the amount for which we are at risk under the rider from your policy account value each month until the insured under the base policy reaches age 100 while the rider is in effect, but not when rider benefits are being paid. The amount at risk for this rider is the long-term care specified amount minus your policy account value, but not less than zero.



40  More information about certain policy charges


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CHARGES THAT THE TRUSTS DEDUCT

The Trusts deduct charges for the following types of fees and expenses:

o  Management fees ranging from 0.10% to 1.20%.

o  12b-1 fees of 0.25%.

o Operating expenses, such as trustees' fees, independent public accounting firms' fees, legal counsel fees, administrative service fees, custodian fees and liability insurance.

o  Investment-related expenses, such as brokerage commissions.

These charges are reflected in the daily share price of each portfolio. Since shares of each Trust are purchased at their net asset value, these fees and expenses are, in effect, passed on to the variable investment options and are reflected in their unit values. For more information about these charges, please refer to the prospectuses for the Trusts.



                               More information about certain policy charges  41

11. More information about procedures that apply to your policy

--------------------------------------------------------------------------------
This section provides further detail about certain subjects that are addressed in the previous pages. The following discussion generally does not repeat the information already contained in those pages.


DATES AND PRICES AT WHICH POLICY EVENTS OCCUR

We describe below the general rules for when, and at what prices, events under your policy will occur. Other portions of this prospectus describe circumstances that may cause exceptions. We generally do not repeat those exceptions below.

DATE OF RECEIPT. Where this prospectus refers to the day when we receive a payment, request, election, or notice from you, we usually mean the day on which that item (or the last thing necessary for us to process that item) arrives in complete and proper form at our Administrative Office or via the appropriate telephone or fax number if the item is a type we accept by those means. There are two main exceptions: if the item arrives (1) on a day that is not a business day or (2) after the close of a business day, then, in each case, we are deemed to have received that item on the next business day.

BUSINESS DAYS. Business day is every day that the New York Stock Exchange is open for regular trading. A business day ends at the time regular trading on the exchange closes (or is suspended) for the day. We compute unit values for our variable investment options as of the end of each business day. This usually is 4:00 p.m., Eastern Time.

PAYMENTS YOU MAKE. The following are reflected in your policy as of the date we receive them:

o premium payments received after the policy's investment start date (discussed below)

o  loan repayments and interest payments

REQUESTS YOU MAKE. The following transactions occur as of the date we receive your request:

o  withdrawals

o  tax withholding elections

o  face amount decreases that result from a withdrawal

o  changes of allocation percentages for premium payments or monthly deductions

o  surrenders

o  changes of beneficiary

o  transfers from a variable investment option to the guaranteed interest option


o  loans

o  transfers among variable investment options

o  assignments

o  termination of paid up death benefit guarantee

The following transactions occur on your policy's next monthly anniversary that coincides with or follows the date we approve your request:

o  changes in face amount

o  election of paid up death benefit guarantee

o  changes in death benefit option

o  changes of insured person

o  restoration of terminated policies

o  termination of any additional benefit riders you have elected

AUTOMATIC TRANSFER SERVICE. Transfers pursuant to our automatic transfer service (dollar-cost averaging) occur as of the first day of each policy month. If you request the automatic transfer service in your original policy application, the first transfer will occur as of the first day of the second policy month after your policy's initial Allocation Date. If you request this service at any later time, we make the first such transfer as of your policy's first monthly anniversary that coincides with or follows the date we receive your request.

ASSET REBALANCING SERVICE. If you request the asset rebalancing service, the first redistribution will be on the date you specify or the date we receive your request, if later. However, no rebalancing will occur before your policy's Allocation Date. Subsequent periodic rebalancings occur quarterly, semiannually or annually, as you have requested.

DELAY IN CERTAIN CASES. We may delay allocating any payment you make to our variable investment options, or any transfer, for the same reasons stated in "Delay of variable investment option proceeds" later in this prospectus. We may also delay such transactions for any other legally permitted purpose.

PRICES APPLICABLE TO POLICY TRANSACTIONS. If a transaction will increase or decrease the amount you have in a variable investment option as of a certain date, we process the transaction using the unit values for that option computed as of that day's close of business, unless that day is not a business day. In that case, we use unit values computed as of the next business day's close.

EFFECT OF DEATH OR SURRENDER. You may not make any surrender or partial withdrawal request after the insured person has died. Also, all insurance coverage ends on the date as of which we process any request for a surrender.


POLICY ISSUANCE


REGISTER DATE. When we issue a policy, we assign it a "register date," which will be shown in the policy. We measure the months, years, and anniversaries of your policy from your policy's register date.


o If you submit the full minimum initial premium to your financial professional at the time you sign the application and before the policy is issued, and we issue the policy as it was applied for, then


42 More information about procedures that apply to your policy the register date will be the later of (a) the date you signed part I of the policy application or (b) the date a medical professional signed part II of the policy application.

o If we do not receive your full minimum initial premium at our Administrative Office before the issue date or if we issue the policy on a different basis than you applied for, the register date initially will appear on your policy as the date the policy is issued; however, we will move the register date to the date we deliver the policy and receive your minimum initial premium. This will insure that premiums and charges will commence on the same date as your insurance coverage. If your policy was delivered on the 29th, 30th or 31st of the month, we will move the register date to the 1st of the following month. This could change the current interest rate for the guaranteed interest option.

We may also permit an earlier than customary register date (a) for employer-sponsored cases, to accommodate a common register date for all employees or (b) to provide a younger age at issue. (A younger age at issue reduces the monthly charges that we deduct under a policy.) The charges and deductions commence as of the register date, even when we have permitted an early register date. We may also permit policyowners to delay a register date (up to three months) in employer-sponsored cases.

INVESTMENT START DATE. This is the date your investment first begins to earn a return for you. Before this date, your initial premium will be held in a non-interest bearing account. Generally, this is the register date. If we move your register date as described in the second bullet under "Policy issuance," above, we will also move your investment start date and/or interest crediting date to coincide with the register date.

COMMENCEMENT OF INSURANCE COVERAGE. You must give the full minimum initial premium to your financial professional on or before the day the policy is delivered to you. No insurance under your policy will take effect unless (1) the insured person is still living at the time such payment and delivery are completed and (2) the information in the application continues to be true and complete, without material change, as of the time of such payment. If you submit the full minimum initial premium with your application, we may, subject to certain conditions, provide a limited amount of temporary insurance on the proposed insured person. You may request and review a copy of our temporary insurance agreement for more information about the terms and conditions of that coverage.

NON-ISSUANCE. If, after considering your application, we decide not to issue a policy, we will refund any premium you have paid, without interest.

AGE; AGE AT ISSUE. Unless the context in this prospectus requires otherwise, we consider the insured person's "age" during any policy year to be his or her age on his or her birthday nearest to the beginning of that policy year. For example, the insured person's age for the first policy year ("age at issue") is that person's age on whichever birthday is closer to (i.e., before or after) the policy's register date.

WAYS TO MAKE PREMIUM AND LOAN PAYMENTS


CHECKS AND MONEY ORDERS. Premiums or loan payments generally must be paid by check or money order drawn on a U.S. bank in U.S. dollars and made payable to "AXA Equitable."


We prefer that you make each payment to us with a single check drawn on your business or personal bank account. We also will accept a single money order, bank draft or cashier's check payable directly to AXA Equitable, although we must report such "cash equivalent" payments to the Internal Revenue Service under certain circumstances. Cash and travelers' checks, or any payments in foreign currency, are not acceptable. We will accept third-party checks payable to someone other than AXA Equitable and endorsed over to AXA Equitable only (1) as a direct payment from a qualified retirement plan or (2) if they are made out to a trustee who owns the policy and endorses the entire check (without any refund) as a payment to the policy.


ASSIGNING YOUR POLICY

You may assign (transfer) your rights in a policy to someone else as collateral for a loan, to effect a change of ownership or for some other reason, if we agree. Collateral assignments may also sometimes be used in connection with dividing the benefits of the policy under a split-dollar arrangement, which will also have its own tax consequences. A copy of the assignment must be forwarded to our Administrative Office. We are not responsible for any payment we make or any action we take before we receive notice of the assignment or for the validity of the assignment. An absolute assignment is a change of ownership.

Certain transfers for value may subject you to income tax and penalties and cause the death benefit to lose its income-tax free treatment. Further, a gift of a policy that has a loan outstanding may be treated as part gift and part transfer for value, which could result in both gift tax and income tax consequences. The IRS has issued regulations in both 2002 and 2003 concerning split-dollar arrangements, including policies subject to collateral assignments. The regulations provide both new and interim guidance as to the taxation of such arrangements. These regulations address taxation issues in connection with arrangements which are compensatory in nature, involve a shareholder and corporation, or a donor and donee. See also discussion under "Split-dollar and other employee benefit programs" and "Estate, gift, and generation-skipping taxes" in the "Tax information" section of this prospectus. You should consult your tax advisor prior to making a transfer or assignment.


YOU CAN CHANGE YOUR POLICY'S INSURED PERSON


After the policy's second year, we will permit you to request that a new insured person replace the existing one. This requires that you provide us with adequate evidence that the proposed new insured person meets our requirements for insurance. Other requirements are outlined in your policy.

Upon making this change, the monthly insurance charges we deduct will be based on the new insured person's insurance risk characteristics. In addition, any no lapse guarantee and Living Care Rider will terminate. It may also affect the face amount that a policy will have if you subsequently elect the paid up death benefit guarantee. The change of insured person will not, however, affect the surrender charge computation for the amount of coverage that is then in force.


Substituting the insured person is a taxable event and may, depending upon individual circumstances, have other tax consequences as well.


                 More information about procedures that apply to your policy  43

For example, the change could cause the policy to be a "modified endowment contract" or to fail the Internal Revenue Code's definition of "life insurance," unless we also distribute certain amounts to you from the policy. See "Tax information" earlier in this prospectus. You should consult your tax advisor prior to substituting the insured person. As a condition to substituting the insured person we may require you to sign a form acknowledging the potential tax consequences. In no event, however, will we permit a change that causes your policy to fail the definition of life insurance. Also, if the paid up death benefit guarantee is in effect or your policy is on loan extension, you may not request to substitute the insured person.


REQUIREMENTS FOR SURRENDER REQUESTS

Your surrender request must include the policy number, your name, your tax identification number, the name of the insured person, and the address where proceeds should be mailed. The request must be signed by you, as the owner, and by any joint owner, collateral assignee or irrevocable beneficiary. We may also require you to complete specific tax forms, or provide a representation that your policy is not being exchanged for another life or annuity contract.

Finally, in order for your surrender request to be complete, you must return your policy to us.


GENDER-NEUTRAL POLICIES

Congress and various states have from time to time considered legislation that would require insurance rates to be the same for males and females. In addition, employers and employee organizations should consider, in consultation with counsel, the impact of Title VII of the Civil Rights Act of 1964 on the purchase of Incentive Life(SM) Legacy in connection with an employment-related insurance or benefit plan. In a 1983 decision, the United States Supreme Court held that, under Title VII, optional annuity benefits under a deferred compensation plan could not vary on the basis of sex.

There will be no distinctions based on sex in the cost of insurance rates for Incentive Life(SM) Legacy policies sold in Montana. We will also make such gender-neutral policies available on request in connection with certain employee benefit plans. Cost of insurance rates applicable to a gender-neutral policy will not be greater than the comparable male rates under a gender specific Incentive Life(SM) Legacy policy.


FUTURE POLICY EXCHANGES

We may at some future time, under certain circumstances and subject to applicable law, allow the current owner of this policy to exchange it for a universal life policy we are then offering. The exchange may or may not be advantageous to you, based on all of the circumstances, including a comparison of contractual terms and conditions and charges and deductions. We will provide additional information upon request at such time as exchanges may be permitted.



44  More information about procedures that apply to your policy


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12. More information about other matters

--------------------------------------------------------------------------------
ABOUT OUR GENERAL ACCOUNT

Our general account assets support all of our obligations, (including those under the Incentive Life(SM) Legacy policies and, more specifically, the guaranteed interest option). Our general assets consist of all of our assets as to which no class or classes of our annuity or life insurance policies have any preferential claim. You will not share in the investment experience of our general account assets, however; and we have full discretion about how we invest those assets (subject only to any requirements of law).

The general account has not been registered and are not required to be registered under the Securities Act of 1933 because of exemptions and exclusionary provisions that apply. The general account is not required to register as an investment company under the Investment Company Act of 1940 and it is not registered as an investment company under the Investment Company Act of 1940. The policy is a "covered security" under the federal securities laws.

We have been advised that the staff of the SEC has not reviewed the portions of this prospectus that relate to the general account and the guaranteed interest option. The disclosure with regard to the general account, however, may be subject to certain provisions of the federal securities law relating to the accuracy and completeness of statements made in prospectuses.


TRANSFERS OF YOUR POLICY ACCOUNT VALUE

TRANSFERS NOT IMPLEMENTED. When we cannot process part of a transfer request, we will not process any other part of the request. This could occur, for example, where the request does not comply with our transfer limitations, or where you request transfer of an amount greater than that currently allocated to an investment option.

Similarly, the automatic transfer service will terminate immediately if: (1) your amount in the EQ/Money Market option is insufficient to cover the automatic transfer amount; (2) your policy is in a grace period; (3) we receive notice of the insured person's death; or (4) you have either elected the paid up death benefit guarantee or your policy is placed on loan extension. Similarly, the asset rebalancing program will terminate if either (2), (3) or
(4) occurs.

DISRUPTIVE TRANSFER ACTIVITY. You should note that the policy is not designed for professional "market timing" organizations, or other organizations or individuals engaging in a market timing strategy. The policy is not designed to accommodate programmed transfers, frequent transfers or transfers that are large in relation to the total assets of the underlying portfolio.

Frequent transfers, including market timing and other program trading or short-term trading strategies, may be disruptive to the underlying portfolios in which the variable investment options invest. Disruptive transfer activity may adversely affect performance and the interests of long-term investors by requiring a portfolio to maintain larger amounts of cash or to liquidate portfolio holdings at a disadvantageous time or price. For example, when market timing occurs, a portfolio may have to sell its holdings to have the cash necessary to redeem the market timer's investment. This can happen when it is not advantageous to sell any securities, so the portfolio's performance may be hurt. When large dollar amounts are involved, market timing can also make it difficult to use long-term investment strategies because a portfolio cannot predict how much cash it will have to invest. In addition, disruptive transfers or purchases and redemptions of portfolio investments may impede efficient portfolio management and impose increased transaction costs, such as brokerage costs, by requiring the portfolio manager to effect more frequent purchases and sales of portfolio securities. Similarly, a portfolio may bear increased administrative costs as a result of the asset level and investment volatility that accompanies patterns of excessive or short-term trading. Portfolios that invest a significant portion of their assets in foreign securities or the securities of small- and mid-capitalization companies tend to be subject to the risks associated with market timing and short-term trading strategies to a greater extent than portfolios that do not. Securities trading in overseas markets present time zone arbitrage opportunities when events affecting portfolio securities values occur after the close of the overseas market but prior to the close of the U.S. markets. Securities of small- and mid-capitalization companies present arbitrage opportunities because the market for such securities may be less liquid than the market for securities of larger companies, which could result in pricing inefficiencies. Please see the prospectuses for the underlying portfolios for more information on how portfolio shares are priced.

We currently use the procedures described below to discourage disruptive transfer activity. You should understand, however, that these procedures are subject to the following limitations: (1) they primarily rely on the policies and procedures implemented by the underlying portfolios; (2) they do not eliminate the possibility that disruptive transfer activity, including market timing, will occur or that portfolio performance will be affected by such activity; and (3) the design of market timing procedures involves inherently subjective judgments, which we seek to make in a fair and reasonable manner consistent with the interests of all policy owners.


We offer investment options with underlying portfolios that are part of the AXA Premier VIP Trust and EQ Advisors Trust (the "trusts"). The trusts have adopted policies and procedures regarding disruptive transfer activity. They discourage frequent purchases and redemptions of portfolio shares and will not make special arrangements to accommodate such transactions. They aggregate inflows and outflows for each portfolio on a daily basis. On any day when a portfolio's net inflows or outflows exceed an established monitoring threshold, the trust obtains from us policy owner trading activity. The trusts currently consider transfers into and out of (or vice versa) the same variable investment option within a five business day period as potentially disruptive transfer activity. In most cases, each trust reserves the right to reject a transfer that it believes, in its sole discretion, is disruptive (or



                                        More information about other matters  45
potentially disruptive) to the management of one of its portfolios. Please see the prospectuses for the trusts for more information.

When a policy owner is identified as having engaged in a potentially disruptive transfer under the policy for the first time, a letter is sent to the policy owner explaining that there is a policy against disruptive transfer activity and that if such activity continues certain transfer privileges may be eliminated. If and when the policy owner is identified a second time as engaged in potentially disruptive transfer activity under the policy, we currently prohibit the use of voice, fax and automated transaction services. We currently apply such action for the remaining life of each affected policy. We or a trust may change the definition of potentially disruptive transfer activity, the monitoring procedures and thresholds, any notification procedures, and the procedures to restrict this activity. Any new or revised policies and procedures will apply to all policy owners uniformly. We do not permit exceptions to our policies restricting disruptive transfer activity.

It is possible that a trust may impose a redemption fee designed to discourage frequent or disruptive trading by policy owners. As of the date of this prospectus, no trust available under the policy had implemented such a fee. If a redemption fee is implemented by a trust, that fee, like any other trust fee, will be borne by the policy owner.

Policy owners should note that it is not always possible for us and the underlying trusts to identify and prevent disruptive transfer activity. In addition, because we do not monitor for all frequent trading at the separate account level, policy owners may engage in frequent trading which may not be detected, for example, due to low net inflows or outflows on the particular day(s). Therefore, no assurance can be given that we or the trusts will successfully impose restrictions on all disruptive transfers. Because there is no guarantee that disruptive trading will be stopped, some policy owners may be treated differently than others, resulting in the risk that some policy owners may be able to engage in frequent transfer activity while others will bear the effect of that frequent transfer activity. The potential effects of frequent transfer activity are discussed above.


TELEPHONE AND EQACCESS REQUESTS

If you are a properly authorized person, you may make transfers between investment options by telephone or over the Internet as described earlier in this prospectus in "How to make transfers" under "Transferring your money among our investment options."

Also, you may make the following additional types of requests by calling the number under "By toll-free phone" in "How to reach us" from a touch-tone phone, if you are both the owner of the policy and the insured person, or through EQAccess if you are the individual owner:

o  changes of premium allocation percentages

o  changes of address

o to request a policy loan (loan requests cannot be made through EQAccess by corporate policyholders)

o  enroll in electronic delivery of policy statements through EQAccess

o  to pay your premium or make a loan repayment via EQAccess

For security purposes, all telephone requests are automatically tape-recorded and are invalid if the information given is incomplete or any portion of the request is inaudible. We have established procedures reasonably designed to confirm that telephone instructions are genuine. These include requiring personal identification information from the caller and providing subsequent written confirmation of the instructions.

If you wish to participate in EQAccess, you must first agree to the terms and conditions set forth in our EQAccess Online Services Agreement, which you can find at our Website. For clients of AXA Advisors, please use www.axaonline.com. All other clients may access EQAccess by visiting our other Website at www.axa-equitable.com. We will send you a confirmation letter by first class mail. Additionally, you will be required to use a password and protect it from unauthorized use. We will provide subsequent written confirmation of any transactions. We will assume that all instructions received through EQAccess from anyone using your password are given by you; however, we reserve the right to refuse to process any transaction and/or block access to EQAccess if we have reason to believe the instructions given are unauthorized.

If we do not employ reasonable procedures to confirm the genuineness of telephone or Internet instructions, we may be liable for any losses arising out of any act or omission that constitutes negligence, lack of good faith, or willful misconduct. In light of our procedures, we will not be liable for following telephone or Internet instructions that we reasonably believe to be genuine.

We reserve the right to refuse to process any telephone or Internet transactions if we have reason to believe that the request compromises the general security and/or integrity of our automated systems (see discussion of "Disruptive transfer activity" above).

Any telephone, Internet or facsimile transaction request that is not completed by the close of a business day (which is usually 4:00 p.m. Eastern Time) will be processed as of the next business day. During times of extreme market activity, or for other reasons, you may be unable to contact us to make a telephone or Internet request. If this occurs, you should submit a written transaction request to our Administrative Office. We reserve the right to discontinue telephone or Internet transactions, or modify the procedures and conditions for such transactions, without notifying you, at any time.

SUICIDE AND CERTAIN MISSTATEMENTS

If an insured person commits suicide within certain time periods, the amount of death benefit we pay will be limited as described in the policy. Also, if an application misstated the age or gender of an insured person, we will adjust the amount of any death benefit (and certain rider benefits), as described in the policy (or rider).

WHEN WE PAY POLICY PROCEEDS

GENERAL. We will generally pay any death benefit, surrender, withdrawal, or loan within seven days after we receive the request and any other required items.

CLEARANCE OF CHECKS. We reserve the right to defer payment of that portion of your policy account value that is attributable to a premium payment or loan repayment made by check for a reasonable period of time (not to exceed 15 days) to allow the check to clear the banking system.


46  More information about other matters

DELAY OF GUARANTEED INTEREST OPTION PROCEEDS. We also have the right to defer payment or transfers of amounts out of our guaranteed interest option for up to six months. If we delay more than 30 days in paying you such amounts, we will pay interest of at least 2% per year from the date we receive your request.

DELAY OF VARIABLE INVESTMENT OPTION PROCEEDS. We reserve the right to defer payment of any death benefit, transfer, loan or other distribution that is derived from a variable investment option if (a) the New York Stock Exchange is closed (other than customary weekend and holiday closings) or trading on that exchange is restricted; (b) the SEC has declared that an emergency exists, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the policy account value; or (c) the law permits the delay for the protection of owners. If we need to defer calculation of values for any of the foregoing reasons, all delayed transactions will be processed at the next available unit values.

DELAY TO CHALLENGE COVERAGE. We may challenge the validity of your insurance policy or any rider based on any material misstatements in an application you have made to us. We cannot make such challenges, however, beyond certain time limits set forth in the policy or rider. If the insured person dies within one of these limits, we may delay payment of any proceeds until we decide whether to challenge the policy.


CHANGES WE CAN MAKE

In addition to any of the other changes described in this prospectus, we have the right to modify how we or Separate Account FP operate. For example, we have the right to:

o combine two or more variable investment options or withdraw assets relating to Incentive Life(SM) Legacy from one investment option and put them into another;

o end the registration of, or re-register, Separate Account FP under the Investment Company Act of 1940;

o operate Separate Account FP under the direction of a "committee" or discharge such a committee at any time;

o restrict or eliminate any voting rights or privileges of policyowners (or other persons) that affect Separate Account FP;

o operate Separate Account FP, or one or more of the variable investment options, in any other form the law allows. This includes any form that allows us to make direct investments, in which case we may charge Separate Account FP an advisory fee. We may make any legal investments we wish for Separate Account FP. In addition, we may disapprove any change in investment advisers or in investment policy unless a law or regulation provides differently.

If we take any action that results in a material change in the underlying investments of a variable investment option, we will notify you to the extent required by law. We may, for example, cause the variable investment option to invest in a mutual fund other than, or in addition to, the Trusts. If you then wish to transfer the amount you have in that option to another investment option, you may do so.

We may make any changes in the policy or its riders, require additional premium payments, or make distributions from the policy to the extent we deem necessary to ensure that your policy qualifies or continues to qualify as life insurance for tax purposes. Any such change will apply uniformly to all policies that are affected. We will give you written notice of such changes. Subject to all applicable legal requirements, we also may make other changes in the policies that do not reduce any net cash surrender value, death benefit, policy account value, or other accrued rights or benefits.

Whether to make any of the above discussed changes is generally within our discretion, although some such changes might require us to obtain regulatory or policy owner approval. Whether regulatory or policy owner approval is required would depend on the nature of the change and, in many cases, the manner in which the change is implemented. You should not assume, therefore, that you necessarily will have an opportunity to approve or disapprove any such changes. We will, of course, comply with applicable legal requirements, including notice to or approval by policy owners where required in particular cases.

It is not possible to foresee all of the circumstances under which we may find it necessary or appropriate to exercise our right to make changes. Such circumstances could, however, include changes in law, or interpretations thereof; changes in financial or investment market conditions; changes in accepted methods of conducting operations in the relevant market; or a desire to achieve material operating economies or efficiencies.


REPORTS WE WILL SEND YOU

Shortly after the end of each year of your policy, we will send you a report that includes information about your policy's current death benefit, policy account value, cash surrender value (i.e., policy account value minus any current surrender charge), policy loans, policy transactions and amounts of charges deducted. We will send you individual notices to confirm your premium payments, loan repayments, transfers and certain other policy transactions. Please promptly review all statements and confirmations and notify us immediately at 1-800-777-6510 if there are any errors.


DISTRIBUTION OF THE POLICIES

The policies are distributed by both AXA Advisors, LLC ("AXA Advisors") and AXA Distributors, LLC ("AXA Distributors") (together, the "Distributors"). The Distributors serve as principal underwriters of Separate Account FP.

AXA Advisors (the successor to EQ Financial Consultants, Inc.), an affiliate of AXA Equitable, and AXA Distributors, an indirect wholly owned subsidiary of AXA Equitable, are registered with the SEC as broker-dealers and are members of the National Association of Securities Dealers, Inc. ("NASD"). Their principal business address is 1290 Avenue of the Americas, New York, NY 10104. Both broker-dealers also act as distributors for other AXA Equitable life and annuity products. AXA Distributors is a successor by merger to all of the functions, rights and obligations of Equitable Distributors, Inc. ("EDI"). Like AXA Distributors, EDI was owned by Equitable Holdings, LLC.

The policies are sold by financial professionals of AXA Advisors and its affiliates and by financial professionals of both affiliated and unaffiliated broker-dealers that have entered into selling agreements with the


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Distributors ("Selling broker-dealers"). The Distributors are under the common control of AXA Financial, Inc.

AXA Equitable pays sales compensation to both Distributors. In general, the Distributors will pay all or a portion of the sales compensation they receive from AXA Equitable to individual financial representatives or Selling broker-dealers. Selling broker-dealers will, in turn, pay all or a portion of the compensation they receive from the Distributors to individual financial representatives as commissions related to the sale of the policies.

Sales compensation paid to AXA Advisors will generally not exceed 99% of the premiums you pay up to one target premium in your policy's first year; plus 8.5% of all other premiums you pay in you policy's first year; plus 11% of all other premiums you pay in policy years two and later.

Sales compensation paid to AXA Distributors will generally not exceed 125% of the premiums you pay up to one target premium in your policy's first year; plus 5% of all other premiums you pay in your policy's first year; plus 2.8% of all other premiums you pay in policy years two through ten, and 2% thereafter. Asset-based compensation of 0.15% in policy years 6-10 and 0.05% in policy years 11 and later will also be paid.

The sales compensation paid by AXA Distributors varies among Selling broker-dealers. AXA Distributors may also receive compensation and reimbursement for its marketing services under the terms of its distribution agreement with AXA Equitable.

The Distributors may also pay certain affiliated and/or unaffiliated Selling broker-dealers and other financial intermediaries additional compensation for certain services and/or in recognition of certain expenses that may be incurred by them or on their behalf (commonly referred to as "marketing allowances"). Services for which such payments are made may include, but are not limited to, the preferred placement of AXA Equitable and/or Incentive Life(SM) Legacy on a company and/or product list; sales personnel training; due diligence and related costs; marketing and related services; conferences; and/or other support services, including some that may benefit the policy owner. Payments may be based on the amount of assets or premiums attributable to policies sold through a Selling broker-dealer or, in the case of conference support, such payments may be a fixed amount. The Distributors may also make fixed payments to Selling broker-dealers in connection with the initiation of a new relationship or the introduction of a new product. These payments may serve as an incentive for Selling broker-dealers to promote the sale of AXA Equitable products. Additionally, as an incentive for financial professionals of Selling broker-dealers to promote the sale of particular products, the Distributors may increase the sales compensation paid to the Selling broker-dealer for a period of time (commonly referred to as "compensation enhancements"). Marketing allowances and sales incentives are made out of the Distributors' assets. Not all Selling broker-dealers receive these kinds of payments. For more information about any such arrangements, ask your financial professional.

The Distributors receive 12b-1 fees from certain portfolios for providing certain distribution and/or shareholder support services. The Distributors or their affiliates may also receive payments from the advisers of the portfolios or their affiliates to help defray expenses for sales meetings or seminar sponsorships that may relate to the policies and/or the advisers' respective portfolios. In connection with portfolios offered through unaffiliated insurance trusts, the Distributors or their affiliates may also receive other payments from the advisers of the portfolios or their affiliates for providing distribution, administrative and/or shareholder support services.

In an effort to promote the sale of our products, AXA Advisors may provide its financial professionals and managerial personnel with a higher percentage of sales commissions and/or compensation for the sale of an affiliated variable product than it would the sale of an unaffiliated product. Such practice is known as providing "differential compensation." AXA Advisors may provide other forms of compensation to its financial professionals including health and retirement benefits. In addition, managerial personnel may receive expense reimbursements, marketing allowances and commission-based payments known as "overrides." For tax reasons, AXA Advisors financial professionals qualify for health and retirement benefits based solely on their sales of our affiliated products.

These payments and differential compensation (together, the "payments") can vary in amount based on the applicable product and/or entity or individual involved. As with any incentive, such payments may cause the financial professional to show preference in recommending the purchase or sale of AXA Equitable products. However, under applicable rules of the NASD, financial professionals of AXA Advisors may only recommend to you products that they reasonably believe are suitable for you based on facts that you have disclosed as to your other security holdings, financial situation and needs. In making any recommendation, financial professionals of AXA Advisors may nonetheless face conflicts of interest because of the differences in compensation from one product category to another, and because of differences in compensation between products in the same category.

In addition, AXA Advisors may offer sales incentive programs to financial professionals who meet specified production levels for the sale of both affiliated and unaffiliated products which provide non-cash compensation such as stock options awards and/or stock appreciation rights, expense-paid trips, expense-paid educational seminars and merchandise.

Although AXA Equitable takes all of its costs into account in establishing the level of fees and expenses in its products, any compensation paid will not result in any separate charge to you under your policy. All payments made will be in compliance with all applicable NASD rules and other laws and regulations.



The offering of the policies is intended to be continuous.


LEGAL PROCEEDINGS

AXA Equitable and its affiliates are parties to various legal proceedings. In our view, none of these proceedings would be considered material with respect to a policyowner's interest in Separate Account FP, nor would any of these proceedings be likely to have a material adverse effect upon the Separate Account, our ability to meet our obligations under the policies, or the distribution of the policies.



48  More information about other matters

13. Financial statements of Separate Account FP and AXA Equitable

--------------------------------------------------------------------------------
The financial statements of Separate Account FP as well as the consolidated financial statements of AXA Equitable, are in the Statement of Additional Information ("SAI").

The financial statements of AXA Equitable have relevance for the policies only to the extent that they bear upon the ability of AXA Equitable to meet its obligations under the policies. You may request an SAI by writing to our Administrative Office or by calling 1-800-777-6510 and requesting to speak with a customer service representative.


               Financial statements of Separate Account FP and AXA Equitable  49

14.  Personalized illustrations

--------------------------------------------------------------------------------
ILLUSTRATIONS OF POLICY BENEFITS

HYPOTHETICAL AND PERSONALIZED ILLUSTRATIONS. Illustrations are intended to show how different fees, charges and rates of return can affect the values available under a policy. Illustrations are based upon characteristics of a hypothetical insured person as well as other assumed factors. This type of illustration is called a hypothetical illustration. Illustrations can also be based upon some of the characteristics of the insured person under your policy as well as some other policy feature choices you make such as the face amount, death benefit option, premium payment amounts and assumed rates of return (within limits). This type of illustration is called a personalized illustration. No illustration will ever show you the actual values available under your policy at any given point in time. This is because many factors affect these values including: (i) the insured person's characteristics; (ii) policy features you choose; (iii) actual premium payments you make; (iv) loans or withdrawals you make; and (v) actual rates of return (including the actual fees and expenses) of the underlying portfolios in which your cash value is invested. Each hypothetical or personalized illustration is accompanied by an explanation of the assumptions on which that illustration is based. Because, as discussed below, these assumptions may differ considerably, you should carefully review all of the disclosure that accompanies each illustration.

DIFFERENT KINDS OF ILLUSTRATIONS. Both the hypothetical illustrations in this prospectus and personalized illustrations can reflect the investment management fees and expenses incurred in 2005 (or expected to be incurred in 2006, if such amount is expected to be higher) of the available underlying portfolios in different ways. An arithmetic illustration uses the straight average of all of the available underlying portfolios' investment management fees and expenses. A weighted illustration computes the average of investment management fees and expenses of all of the available Portfolios (based upon the aggregate assets in the Portfolios at the end of 2005). If you request, a weighted illustration can also illustrate an assumed percentage allocation of policy account values among the available underlying portfolios (currently, this type of illustration is limited to a combination of up to five of the available underlying portfolios). A fund specific illustration uses only the investment management fees and expenses of a specific underlying portfolio. An historical illustration reflects the actual performance of one of the available underlying portfolios during a stated period. When reviewing a weighted or fund specific illustration you should keep in mind that the values shown may be higher than the values shown in other illustrations because the fees and expenses that are assumed may be lower than those assumed in other illustrations. When reviewing an historical illustration you should keep in mind that values based upon past performance are no indication of what the values will be based on future performance.

THE EFFECT OF THE EXPENSE LIMITATION ARRANGEMENTS. The illustrations in this prospectus do not reflect the expense limitation arrangements. Personalized illustrations reflect the expense limitation arrangements that are in effect with respect to certain of the Portfolios. If these fees and expenses were not reduced to reflect the expense limitation arrangements, the values in the personalized illustrations would be lower.

You can request an arithmetic illustration as well any of the other illustrations described above. Currently, we do not charge you for an in-force policy illustration. However, we reserve the right to charge up to $25 for each illustration requested. Appendix I to the prospectus contains an arithmetic hypothetical illustration.


50  Personalized illustrations

Appendix I: Hypothetical illustrations

--------------------------------------------------------------------------------
   ILLUSTRATION OF DEATH BENEFITS, ACCOUNT VALUES, NET CASH SURRENDER VALUES
                           AND ACCUMULATED PREMIUMS


The following tables illustrate the changes in death benefit, account value and net cash surrender value of the policy under certain hypothetical circumstances that we assume solely for this purpose. Each table illustrates the operation of a policy for a specified issue age, premium payment schedule and face amount under death benefit option A or death benefit option B. The first two tables illustrate the policy if it is issued with the extended no lapse guarantee rider with death benefit option A (the only death benefit option available if this rider is elected). The tables assume annual planned periodic premiums that are paid at the beginning of each policy year for an insured person who is a 35-year-old standard risk male non-tobacco user when the policy is issued. The amounts shown are for the end of each policy year and assume that all of the policy account value is invested in Portfolios that achieve investment returns at constant hypothetical gross annual rates of 0%, 6% and 12% (i.e., before any investment management fees or other expenses are deducted from the underlying Portfolio assets). These hypothetical investment return assumptions are not intended as estimates of future performance of any investment fund. AXA Equitable is not able to predict the future performance of the investment funds. Higher rates of return used in these illustrations generally reflect rates of return for a number of broad stock indices over long-term periods. Of course lower rates of return will lower the values illustrated. For this reason, you should carefully consider the illustrations at 0% and 6%. After the deduction of the arithmetic average of the investment management fees and other expenses of all of the underlying Portfolios that are available as investment options for each table (as described below), the corresponding net annual rates of return would be (1.27)%, 4.66% and 10.58% if the policy is issued with the extended no lapse guarantee rider. For policies issued without the rider, the corresponding net annual rates of return would be (1.49)%, 4.43% and 10.34%. These net annual rates of return do not reflect the mortality and expense risk charge, or other charges we deduct from your policy's value each month. If the net annual rates of return did reflect these charges, the rates shown would be lower; however, the values shown in the following tables reflect all policy charges. Investment return reflects investment income and all realized and unrealized capital gains and losses.

Tables are provided for each of the two death benefit options if the policy is issued without the extended no lapse guarantee rider. The tables provided for the policy issued with the extended no lapse guarantee rider only illustrate death benefit option A. The tables headed "Using Current Charges" assume that the current rates for the following charges are deducted by AXA Equitable in each year illustrated: premium charge, administrative charge, cost of insurance charge, mortality and expense risk charge (including AXA Equitable's currently planned reductions after the 10th and 20th policy years). Because Incentive Life(SM) Legacy was first offered in 2006, this reduction has not yet taken effect under any Incentive Life(SM) Legacy policies. The tables headed "Using Guaranteed Charges" are the same, except that the maximum permitted rates for all years are used for all charges. The tables do not reflect any charge that we reserve the right to make but are not currently making. The tables assume that (i) no optional rider benefits (other than the extended no lapse guarantee rider, if applicable) have been elected, (ii) no loans or withdrawals are made,
(iii) no changes in coverage are requested and (iv) no change in the death benefit option is requested.

With respect to fees and expenses deducted from assets of the underlying Portfolios, the amounts shown in the tables reflect (1) investment management fees equivalent to an effective annual rate of 0.67% for a policy if it is issued without the extended no lapse guarantee rider (0.10% if issued with the rider). and (2) an assumed average asset charge for all other expenses of the underlying Portfolios equivalent to an effective annual rate of 0.82% for a policy if it is issued without the extended no lapse guarantee rider (1.17% if issued with the rider). These rates are the arithmetic average for all Portfolios that are available as investment options for each table. In other words, they are based on the hypothetical assumption that policy account values are allocated equally among the variable investment options that are available. These rates do not reflect expense limitation arrangements in effect with respect to certain of the underlying Portfolios. If those arrangements had been assumed, the policy values would be higher than those shown in the following tables. The actual rates associated with any policy will vary depending upon the actual allocation of policy values among the investment options.


The second column of each table shows the amount you would have at the end of each policy year if an amount equal to the assumed planned periodic premiums were invested to earn interest, after taxes, at 5% annually. This is not a policy value. It is included for comparison purposes only.


Because your circumstances will no doubt differ from those in the illustrations that follow, values under your policy will differ, in most cases substantially. Upon request, we will furnish you with a personalized illustration as described under "Illustrations of policy benefits" in "Personalized illustrations" earlier in this prospectus.



                                      Appendix I: Hypothetical illustrations I-1

INCENTIVE LIFE LEGACY WITH EXTENDED NO LAPSE GUARANTEE RIDER TO AGE 100 $450,000 FACE AMOUNT


MALE, ISSUE AGE 35, STANDARD NON-TOBACCO USER UNDERWRITING RISK CLASS


INITIAL DEATH BENEFIT OPTION IS LEVEL
INITIAL ANNUAL PLANNED PERIODIC PREMIUM: $2,840*
USING CURRENT CHARGES





                                    Death Benefit
                         -----------------------------------
             Premiums        Assuming Hypothetical Gross
 End Of    Accumulated      Annual Investment Return of:
 Policy   At 5% Interest -----------------------------------
  Year       Per Year     0% Gross   6% Gross    12% Gross
-------- --------------- ---------- ---------- -------------
     1      $    2,982    $450,000   $450,000   $   450,000
     2      $    6,113    $450,000   $450,000   $   450,000
     3      $    9,401    $450,000   $450,000   $   450,000
     4      $   12,853    $450,000   $450,000   $   450,000
     5      $   16,477    $450,000   $450,000   $   450,000
     6      $   20,283    $450,000   $450,000   $   450,000
     7      $   24,279    $450,000   $450,000   $   450,000
     8      $   28,475    $450,000   $450,000   $   450,000
     9      $   32,881    $450,000   $450,000   $   450,000
    10      $   37,507    $450,000   $450,000   $   450,000
    15      $   64,347    $450,000   $450,000   $   450,000
    20      $   98,603    $450,000   $450,000   $   450,000
    25      $  142,322    $450,000   $450,000   $   450,000
    30      $  198,121    $450,000   $450,000   $   450,000
    35      $  269,335    $450,000   $450,000   $   620,819
    40      $  360,225    $450,000   $450,000   $   959,859
    45      $  476,226    $450,000   $450,000   $ 1,569,308
    50      $  624,276    $450,000   $450,000   $ 2,591,136
    55      $  813,229    $450,000   $450,000   $ 4,237,771
    60      $1,054,387    $450,000   $450,000   $ 6,667,251
    65      $1,362,172    $450,000   $450,000   $10,978,642



                    Account Value                 Net Cash Surrender Value
         ----------------------------------- -----------------------------------
             Assuming Hypothetical Gross         Assuming Hypothetical Gross
            Annual Investment Return of:        Annual Investment Return of:
 End Of  ----------------------------------- -----------------------------------
 Policy
  Year    0% Gross   6% Gross    12% Gross    0% Gross   6% Gross    12% Gross
-------- ---------- ---------- ------------- ---------- ---------- -------------
     1    $ 1,705    $  1,827   $     1,950   $     0    $      0   $         0
     2    $ 3,381    $  3,730   $     4,093   $     0    $      0   $         0
     3    $ 4,913    $  5,589   $     6,322   $     0    $      0   $         0
     4    $ 6,366    $  7,468   $     8,710   $     0    $     91   $     1,333
     5    $ 7,742    $  9,367   $    11,272   $   909    $  2,534   $     4,439
     6    $ 9,041    $ 11,282   $    14,018   $ 2,774    $  5,016   $     7,751
     7    $10,250    $ 13,201   $    16,951   $ 4,573    $  7,525   $    11,274
     8    $11,365    $ 15,117   $    20,080   $ 6,301    $ 10,053   $    15,017
     9    $12,444    $ 17,085   $    23,482   $ 8,018    $ 12,660   $    19,057
    10    $13,493    $ 19,113   $    27,185   $ 9,731    $ 15,352   $    23,423
    15    $20,894    $ 33,957   $    56,893   $20,894    $ 33,957   $    56,893
    20    $27,324    $ 52,028   $   105,345   $27,324    $ 52,028   $   105,345
    25    $30,490    $ 72,272   $   184,869   $30,490    $ 72,272   $   184,869
    30    $28,508    $ 93,127   $   315,685   $28,508    $ 93,127   $   315,685
    35    $19,243    $113,315   $   535,189   $19,243    $113,315   $   535,189
    40    $     0    $129,181   $   897,064   $     0    $129,181   $   897,064
    45    $     0    $131,866   $ 1,494,580   $     0    $131,866   $ 1,494,580
    50    $     0    $101,017   $ 2,467,749   $     0    $101,017   $ 2,467,749
    55    $     0    $      0   $ 4,035,972   $     0    $      0   $ 4,035,972
    60    $     0    $      0   $ 6,601,239   $     0    $      0   $ 6,601,239
    65    $     0    $      0   $10,869,943   $     0    $      0   $10,869,943



----------
* The illustrations assume that planned periodic premiums are paid at the start of each policy year. The death benefit, account value and net cash surrender value will differ if premiums are paid in different amounts or frequencies.

The hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the owner. The death benefit, account value and net cash surrender value for a policy would be different from those shown if the actual gross rates of investment return averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below the average for individual policy years. We can make no representation that these hypothetical investment results can be achieved for any one year or continued over any period of time. In fact, for any given period of time, the investment results could be negative.



I-2 Appendix I: Hypothetical illustrations

INCENTIVE LIFE LEGACY WITH EXTENDED NO LAPSE GUARANTEE RIDER TO AGE 100 $450,000 FACE AMOUNT


MALE, ISSUE AGE 35, STANDARD NON-TOBACCO USER UNDERWRITING RISK CLASS


INITIAL DEATH BENEFIT OPTION IS LEVEL
INITIAL ANNUAL PLANNED PERIODIC PREMIUM: $2,840*
USING GUARANTEED CHARGES





                                    Death Benefit
                         -----------------------------------
             Premiums        Assuming Hypothetical Gross
 End Of    Accumulated      Annual Investment Return of:
 Policy   At 5% Interest -----------------------------------
  Year       Per Year     0% Gross   6% Gross    12% Gross
-------- --------------- ---------- ---------- -------------
     1      $    2,982    $450,000   $450,000   $  450,000
     2      $    6,113    $450,000   $450,000   $  450,000
     3      $    9,401    $450,000   $450,000   $  450,000
     4      $   12,853    $450,000   $450,000   $  450,000
     5      $   16,477    $450,000   $450,000   $  450,000
     6      $   20,283    $450,000   $450,000   $  450,000
     7      $   24,279    $450,000   $450,000   $  450,000
     8      $   28,475    $450,000   $450,000   $  450,000
     9      $   32,881    $450,000   $450,000   $  450,000
    10      $   37,507    $450,000   $450,000   $  450,000
    15      $   64,347    $450,000   $450,000   $  450,000
    20      $   98,603    $450,000   $450,000   $  450,000
    25      $  142,322    $450,000   $450,000   $  450,000
    30      $  198,121    $450,000   $450,000   $  450,000
    35      $  269,335    $450,000   $450,000   $  450,000
    40      $  360,225    $450,000   $450,000   $  576,049
    45      $  476,226    $450,000   $450,000   $  915,253
    50      $  624,276    $450,000   $450,000   $1,458,787
    55      $  813,229    $450,000   $450,000   $2,280,246
    60      $1,054,387    $450,000   $450,000   $3,432,425
    65      $1,362,172    $450,000   $450,000   $5,452,082



                    Account Value                 Net Cash Surrender Value
         ----------------------------------- -----------------------------------
             Assuming Hypothetical Gross         Assuming Hypothetical Gross
            Annual Investment Return of:        Annual Investment Return of:
 End Of  ----------------------------------- -----------------------------------
 Policy
  Year    0% Gross   6% Gross    12% Gross    0% Gross   6% Gross    12% Gross
-------- ---------- ---------- ------------- ---------- ---------- -------------
     1    $ 1,550    $ 1,668    $    1,786    $     0    $     0    $        0
     2    $ 3,089    $ 3,419    $    3,763    $     0    $     0    $        0
     3    $ 4,561    $ 5,199    $    5,891    $     0    $     0    $        0
     4    $ 5,952    $ 6,992    $    8,165    $     0    $     0    $      787
     5    $ 7,268    $ 8,802    $   10,601    $   435    $ 1,969    $    3,769
     6    $ 8,508    $10,626    $   13,212    $ 2,241    $ 4,360    $    6,945
     7    $ 9,660    $12,451    $   15,997    $ 3,983    $ 6,775    $   10,321
     8    $10,715    $14,265    $   18,962    $ 5,652    $ 9,202    $   13,898
     9    $11,668    $16,059    $   22,112    $ 7,242    $11,634    $   17,686
    10    $12,507    $17,820    $   25,452    $ 8,746    $14,058    $   21,691
    15    $15,969    $27,631    $   48,472    $15,969    $27,631    $   48,472
    20    $16,497    $36,867    $   83,005    $16,497    $36,867    $   83,005
    25    $11,109    $42,051    $  133,712    $11,109    $42,051    $  133,712
    30    $     0    $38,324    $  210,261    $     0    $38,324    $  210,261
    35    $     0    $15,618    $  331,721    $     0    $15,618    $  331,721
    40    $     0    $     0    $  538,363    $     0    $     0    $  538,363
    45    $     0    $     0    $  871,670    $     0    $     0    $  871,670
    50    $     0    $     0    $1,389,321    $     0    $     0    $1,389,321
    55    $     0    $     0    $2,171,663    $     0    $     0    $2,171,663
    60    $     0    $     0    $3,398,441    $     0    $     0    $3,398,441
    65    $     0    $     0    $5,398,101    $     0    $     0    $5,398,101



----------
* The illustrations assume that planned periodic premiums are paid at the start of each policy year. The death benefit, account value and net cash surrender value will differ if premiums are paid in different amounts or frequencies.

The hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the owner. The death benefit, account value and net cash surrender value for a policy would be different from those shown if the actual gross rates of investment return averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below the average for individual policy years. We can make no representation that these hypothetical investment results can be achieved for any one year or continued over any period of time. In fact, for any given period of time, the investment results could be negative.



                                      Appendix I: Hypothetical illustrations I-3

INCENTIVE LIFE LEGACY
$450,000 FACE AMOUNT


MALE, ISSUE AGE 35, STANDARD NON-TOBACCO USER UNDERWRITING RISK CLASS


INITIAL DEATH BENEFIT OPTION IS LEVEL
INITIAL ANNUAL PLANNED PERIODIC PREMIUM: $2,840*
USING CURRENT CHARGES




                                       Death Benefit
                         -----------------------------------------
             Premiums           Assuming Hypothetical Gross
 End Of    Accumulated         Annual Investment Return of:
 Policy   At 5% Interest -----------------------------------------
  Year       Per Year       0% Gross      6% Gross     12% Gross
-------- --------------- ------------- ------------- -------------
     1      $    2,982     $ 450,000     $ 450,000    $   450,000
     2      $    6,113     $ 450,000     $ 450,000    $   450,000
     3      $    9,401     $ 450,000     $ 450,000    $   450,000
     4      $   12,853     $ 450,000     $ 450,000    $   450,000
     5      $   16,477     $ 450,000     $ 450,000    $   450,000
     6      $   20,283     $ 450,000     $ 450,000    $   450,000
     7      $   24,279     $ 450,000     $ 450,000    $   450,000
     8      $   28,475     $ 450,000     $ 450,000    $   450,000
     9      $   32,881     $ 450,000     $ 450,000    $   450,000
    10      $   37,507     $ 450,000     $ 450,000    $   450,000
    15      $   64,347     $ 450,000     $ 450,000    $   450,000
    20      $   98,603     $ 450,000     $ 450,000    $   450,000
    25      $  142,322     $ 450,000     $ 450,000    $   450,000
    30      $  198,121     $ 450,000     $ 450,000    $   450,000
    35      $  269,335     $ 450,000     $ 450,000    $   668,007
    40      $  360,225     $ 450,000     $ 450,000    $ 1,021,460
    45      $  476,226             **    $ 450,000    $ 1,651,994
    50      $  624,276             **    $ 450,000    $ 2,698,410
    55      $  813,229             **    $ 450,000    $ 4,365,950
    60      $1,054,387             **            **   $ 6,795,292
    65      $1,362,172             **            **   $11,069,365



                      Account Value                       Net Cash Surrender Value
         ---------------------------------------- ----------------------------------------
               Assuming Hypothetical Gross              Assuming Hypothetical Gross
               Annual Investment Return of:             Annual Investment Return of:
 End Of  ---------------------------------------- ----------------------------------------
 Policy
  Year     0% Gross      6% Gross     12% Gross     0% Gross      6% Gross     12% Gross
-------- ------------ ------------- ------------- ------------ ------------- -------------
     1     $  1,858     $   1,985    $     2,113    $      0     $       0    $         0
     2     $  3,679     $   4,046    $     4,428    $      0     $       0    $         0
     3     $  5,348     $   6,064    $     6,839    $      0     $       0    $         0
     4     $  6,930     $   8,101    $     9,419    $      0     $     724    $     2,042
     5     $  8,429     $  10,159    $    12,184    $  1,596     $   3,326    $     5,351
     6     $ 10,118     $  12,525    $    15,453    $  3,852     $   6,259    $     9,186
     7     $ 11,704     $  14,903    $    18,948    $  6,027     $   9,227    $    13,271
     8     $ 13,181     $  17,287    $    22,681    $  8,118     $  12,223    $    17,617
     9     $ 14,609     $  19,732    $    26,730    $ 10,184     $  15,306    $    22,305
    10     $ 15,994     $  22,245    $    31,129    $ 12,233     $  18,484    $    27,367
    15     $ 23,777     $  38,392    $    63,782    $ 23,777     $  38,392    $    63,782
    20     $ 30,487     $  57,879    $   116,519    $ 30,487     $  57,879    $   116,519
    25     $ 33,933     $  79,814    $   202,585    $ 33,933     $  79,814    $   202,585
    30     $ 32,253     $ 102,675    $   343,243    $ 32,253     $ 102,675    $   343,243
    35     $ 23,404     $ 125,390    $   575,868    $ 23,404     $ 125,390    $   575,868
    40     $  2,280     $ 144,776    $   954,636    $  2,280     $ 144,776    $   954,636
    45            **    $ 153,142    $ 1,573,328           **    $ 153,142    $ 1,573,328
    50            **    $ 133,222    $ 2,569,914           **    $ 133,222    $ 2,569,914
    55            **    $  43,231    $ 4,158,048           **    $  43,231    $ 4,158,048
    60            **            **   $ 6,728,012           **            **   $ 6,728,012
    65            **            **   $10,959,767           **            **   $10,959,767



----------
* The illustrations assume that planned periodic premiums are paid at the start of each policy year. The death benefit, account value and net cash surrender value will differ if premiums are paid in different amounts or frequencies.

** Policy lapses unless additional payments are made.

The hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the owner. The death benefit, account value and net cash surrender value for a policy would be different from those shown if the actual gross rates of investment return averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below the average for individual policy years. We can make no representation that these hypothetical investment results can be achieved for any one year or continued over any period of time. In fact, for any given period of time, the investment results could be negative.



I-4 Appendix I: Hypothetical illustrations

INCENTIVE LIFE LEGACY
$450,000 FACE AMOUNT


MALE, ISSUE AGE 35, STANDARD NON-TOBACCO USER UNDERWRITING RISK CLASS


INITIAL DEATH BENEFIT OPTION IS LEVEL
INITIAL ANNUAL PLANNED PERIODIC PREMIUM: $2,840*
USING GUARANTEED CHARGES





                                       Death Benefit
                         -----------------------------------------
             Premiums           Assuming Hypothetical Gross
 End Of    Accumulated         Annual Investment Return of:
 Policy   At 5% Interest -----------------------------------------
  Year       Per Year       0% Gross      6% Gross     12% Gross
-------- --------------- ------------- ------------- -------------
     1      $    2,982     $ 450,000     $ 450,000    $  450,000
     2      $    6,113     $ 450,000     $ 450,000    $  450,000
     3      $    9,401     $ 450,000     $ 450,000    $  450,000
     4      $   12,853     $ 450,000     $ 450,000    $  450,000
     5      $   16,477     $ 450,000     $ 450,000    $  450,000
     6      $   20,283     $ 450,000     $ 450,000    $  450,000
     7      $   24,279     $ 450,000     $ 450,000    $  450,000
     8      $   28,475     $ 450,000     $ 450,000    $  450,000
     9      $   32,881     $ 450,000     $ 450,000    $  450,000
    10      $   37,507     $ 450,000     $ 450,000    $  450,000
    15      $   64,347     $ 450,000     $ 450,000    $  450,000
    20      $   98,603     $ 450,000     $ 450,000    $  450,000
    25      $  142,322     $ 450,000     $ 450,000    $  450,000
    30      $  198,121             **    $ 450,000    $  450,000
    35      $  269,335             **    $ 450,000    $  450,000
    40      $  360,225             **            **   $  616,401
    45      $  476,226             **            **   $  968,857
    50      $  624,276             **            **   $1,527,786
    55      $  813,229             **            **   $2,362,707
    60      $1,054,387             **            **   $3,518,682
    65      $1,362,172             **            **   $5,529,422



                      Account Value                     Net Cash Surrender Value
         --------------------------------------- ---------------------------------------
               Assuming Hypothetical Gross             Assuming Hypothetical Gross
              Annual Investment Return of:            Annual Investment Return of:
 End Of  --------------------------------------- ---------------------------------------
 Policy
  Year     0% Gross     6% Gross     12% Gross     0% Gross     6% Gross     12% Gross
-------- ------------ ------------ ------------- ------------ ------------ -------------
     1     $  1,704     $  1,826    $    1,949     $      0     $      0    $        0
     2     $  3,387     $  3,736    $    4,099     $      0     $      0    $        0
     3     $  4,997     $  5,675    $    6,410     $      0     $      0    $        0
     4     $  6,518     $  7,628    $    8,877     $      0     $    250    $    1,499
     5     $  7,958     $  9,598    $   11,518     $  1,125     $  2,765    $    4,685
     6     $  9,314     $ 11,582    $   14,345     $  3,048     $  5,316    $    8,079
     7     $ 10,577     $ 13,569    $   17,360     $  4,900     $  7,892    $   11,684
     8     $ 11,737     $ 15,544    $   20,567     $  6,674     $ 10,481    $   15,504
     9     $ 12,789     $ 17,500    $   23,975     $  8,364     $ 13,075    $   19,549
    10     $ 13,724     $ 19,424    $   27,588     $  9,962     $ 15,663    $   23,826
    15     $ 17,686     $ 30,204    $   52,450     $ 17,686     $ 30,204    $   52,450
    20     $ 18,663     $ 40,532    $   89,617     $ 18,663     $ 40,532    $   89,617
    25     $ 13,747     $ 47,042    $  144,179     $ 13,747     $ 47,042    $  144,179
    30            **    $ 45,107    $  226,602            **    $ 45,107    $  226,602
    35            **    $ 25,190    $  357,623            **    $ 25,190    $  357,623
    40            **           **   $  576,075            **           **   $  576,075
    45            **           **   $  922,721            **           **   $  922,721
    50            **           **   $1,455,034            **           **   $1,455,034
    55            **           **   $2,250,197            **           **   $2,250,197
    60            **           **   $3,483,844            **           **   $3,483,844
    65            **           **   $5,474,675            **           **   $5,474,675



----------
* The illustrations assume that planned periodic premiums are paid at the start of each policy year. The death benefit, account value and net cash surrender value will differ if premiums are paid in different amounts or frequencies.

** Policy lapses unless additional payments are made.

The hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the owner. The death benefit, account value and net cash surrender value for a policy would be different from those shown if the actual gross rates of investment return averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below the average for individual policy years. We can make no representation that these hypothetical investment results can be achieved for any one year or continued over any period of time. In fact, for any given period of time, the investment results could be negative.



                                      Appendix I: Hypothetical illustrations I-5

INCENTIVE LIFE LEGACY
$450,000 FACE AMOUNT


MALE, ISSUE AGE 35, STANDARD NON-TOBACCO USER UNDERWRITING RISK CLASS


INITIAL DEATH BENEFIT OPTION IS INCREASING
INITIAL ANNUAL PLANNED PERIODIC PREMIUM: $2,840*
USING CURRENT CHARGES





                                       Death Benefit
                         -----------------------------------------
             Premiums           Assuming Hypothetical Gross
 End Of    Accumulated         Annual Investment Return of:
 Policy   At 5% Interest -----------------------------------------
  Year       Per Year       0% Gross      6% Gross     12% Gross
-------- --------------- ------------- ------------- -------------
     1      $    2,982     $ 451,856     $ 451,984    $  452,111
     2      $    6,113     $ 453,674     $ 454,040    $  454,422
     3      $    9,401     $ 455,336     $ 456,050    $  456,824
     4      $   12,853     $ 456,909     $ 458,077    $  459,390
     5      $   16,477     $ 458,397     $ 460,119    $  462,135
     6      $   20,283     $ 460,072     $ 462,466    $  465,377
     7      $   24,279     $ 461,641     $ 464,819    $  468,836
     8      $   28,475     $ 463,097     $ 467,170    $  472,521
     9      $   32,881     $ 464,502     $ 469,578    $  476,511
    10      $   37,507     $ 465,863     $ 472,049    $  480,837
    15      $   64,347     $ 473,481     $ 487,855    $  512,802
    20      $   98,603     $ 479,945     $ 506,688    $  563,839
    25      $  142,322     $ 482,838     $ 526,933    $  644,628
    30      $  198,121     $ 480,220     $ 545,986    $  769,974
    35      $  269,335     $ 470,146     $ 560,933    $  965,428
    40      $  360,225             **    $ 565,089    $1,269,385
    45      $  476,226             **    $ 544,581    $1,738,325
    50      $  624,276             **    $ 474,766    $2,456,390
    55      $  813,229             **            **   $3,555,851
    60      $1,054,387             **            **   $5,238,029
    65      $1,362,172             **            **   $7,846,763



                      Account Value                       Net Cash Surrender Value
         ---------------------------------------- ----------------------------------------
               Assuming Hypothetical Gross              Assuming Hypothetical Gross
               Annual Investment Return of:             Annual Investment Return of:
 End Of  ---------------------------------------- ----------------------------------------
 Policy
  Year     0% Gross      6% Gross     12% Gross     0% Gross      6% Gross     12% Gross
-------- ------------ ------------- ------------- ------------ ------------- -------------
     1     $  1,856     $   1,984    $    2,111     $      0     $       0    $        0
     2     $  3,674     $   4,040    $    4,422     $      0     $       0    $        0
     3     $  5,336     $   6,050    $    6,824     $      0     $       0    $        0
     4     $  6,909     $   8,077    $    9,390     $      0     $     699    $    2,013
     5     $  8,397     $  10,119    $   12,135     $  1,564     $   3,287    $    5,303
     6     $ 10,072     $  12,466    $   15,377     $  3,806     $   6,200    $    9,111
     7     $ 11,641     $  14,819    $   18,836     $  5,964     $   9,142    $   13,159
     8     $ 13,097     $  17,170    $   22,521     $  8,033     $  12,107    $   17,457
     9     $ 14,502     $  19,578    $   26,511     $ 10,077     $  15,153    $   22,085
    10     $ 15,863     $  22,049    $   30,837     $ 12,101     $  18,288    $   27,075
    15     $ 23,481     $  37,855    $   62,802     $ 23,481     $  37,855    $   62,802
    20     $ 29,945     $  56,688    $  113,839     $ 29,945     $  56,688    $  113,839
    25     $ 32,838     $  76,933    $  194,628     $ 32,838     $  76,933    $  194,628
    30     $ 30,220     $  95,986    $  319,974     $ 30,220     $  95,986    $  319,974
    35     $ 20,146     $ 110,933    $  515,428     $ 20,146     $ 110,933    $  515,428
    40            **    $ 115,089    $  819,385            **    $ 115,089    $  819,385
    45            **    $  94,581    $1,288,325            **    $  94,581    $1,288,325
    50            **    $  24,766    $2,006,390            **    $  24,766    $2,006,390
    55            **            **   $3,105,851            **            **   $3,105,851
    60            **            **   $4,788,029            **            **   $4,788,029
    65            **            **   $7,396,763            **            **   $7,396,763



----------
* The illustrations assume that planned periodic premiums are paid at the start of each policy year. The death benefit, account value and net cash surrender value will differ if premiums are paid in different amounts or frequencies.

** Policy lapses unless additional payments are made.

The hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the owner. The death benefit, account value and net cash surrender value for a policy would be different from those shown if the actual gross rates of investment return averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below the average for individual policy years. We can make no representation that these hypothetical investment results can be achieved for any one year or continued over any period of time. In fact, for any given period of time, the investment results could be negative.



I-6 Appendix I: Hypothetical illustrations

INCENTIVE LIFE LEGACY
$450,000 FACE AMOUNT


MALE, ISSUE AGE 35, STANDARD NON-TOBACCO USER UNDERWRITING RISK CLASS


INITIAL DEATH BENEFIT OPTION IS INCREASING
INITIAL ANNUAL PLANNED PERIODIC PREMIUM: $2,840*
USING GUARANTEED CHARGES





                                       Death Benefit
                         -----------------------------------------
             Premiums           Assuming Hypothetical Gross
 End Of    Accumulated         Annual Investment Return of:
 Policy   At 5% Interest -----------------------------------------
  Year       Per Year       0% Gross      6% Gross     12% Gross
-------- --------------- ------------- ------------- -------------
     1      $    2,982     $ 451,701     $ 451,824     $ 451,946
     2      $    6,113     $ 453,381     $ 453,729     $ 454,091
     3      $    9,401     $ 454,984     $ 455,661     $ 456,393
     4      $   12,853     $ 456,497     $ 457,602     $ 458,847
     5      $   16,477     $ 457,926     $ 459,558     $ 461,469
     6      $   20,283     $ 459,269     $ 461,524     $ 464,270
     7      $   24,279     $ 460,516     $ 463,487     $ 467,251
     8      $   28,475     $ 461,657     $ 465,432     $ 470,413
     9      $   32,881     $ 462,686     $ 467,351     $ 473,760
    10      $   37,507     $ 463,594     $ 469,229     $ 477,296
    15      $   64,347     $ 467,343     $ 479,574     $ 501,292
    20      $   98,603     $ 467,970     $ 488,953     $ 535,978
    25      $  142,322     $ 462,539     $ 493,425     $ 583,408
    30      $  198,121             **    $ 487,717     $ 646,368
    35      $  269,335             **    $ 462,304     $ 725,483
    40      $  360,225             **            **    $ 819,533
    45      $  476,226             **            **    $ 911,476
    50      $  624,276             **            **    $ 952,387
    55      $  813,229             **            **    $ 840,957
    60      $1,054,387             **            **            **
    65      $1,362,172             **            **            **



                      Account Value                     Net Cash Surrender Value
         --------------------------------------- ---------------------------------------
               Assuming Hypothetical Gross             Assuming Hypothetical Gross
              Annual Investment Return of:            Annual Investment Return of:
 End Of  --------------------------------------- ---------------------------------------
 Policy
  Year     0% Gross     6% Gross     12% Gross     0% Gross     6% Gross     12% Gross
-------- ------------ ------------ ------------- ------------ ------------ -------------
     1     $  1,701     $  1,824     $   1,946     $      0     $      0     $       0
     2     $  3,381     $  3,729     $   4,091     $      0     $      0     $       0
     3     $  4,984     $  5,661     $   6,393     $      0     $      0     $       0
     4     $  6,497     $  7,602     $   8,847     $      0     $    225     $   1,469
     5     $  7,926     $  9,558     $  11,469     $  1,093     $  2,725     $   4,636
     6     $  9,269     $ 11,524     $  14,270     $  3,002     $  5,258     $   8,004
     7     $ 10,516     $ 13,487     $  17,251     $  4,839     $  7,810     $  11,574
     8     $ 11,657     $ 15,432     $  20,413     $  6,593     $ 10,369     $  15,349
     9     $ 12,686     $ 17,351     $  23,760     $  8,260     $ 12,926     $  19,335
    10     $ 13,594     $ 19,229     $  27,296     $  9,832     $ 15,468     $  23,535
    15     $ 17,343     $ 29,574     $  51,292     $ 17,343     $ 29,574     $  51,292
    20     $ 17,970     $ 38,953     $  85,978     $ 17,970     $ 38,953     $  85,978
    25     $ 12,539     $ 43,425     $ 133,408     $ 12,539     $ 43,425     $ 133,408
    30            **    $ 37,717     $ 196,368            **    $ 37,717     $ 196,368
    35            **    $ 12,304     $ 275,483            **    $ 12,304     $ 275,483
    40            **           **    $ 369,533            **           **    $ 369,533
    45            **           **    $ 461,476            **           **    $ 461,476
    50            **           **    $ 502,387            **           **    $ 502,387
    55            **           **    $ 390,957            **           **    $ 390,957
    60            **           **            **           **           **            **
    65            **           **            **           **           **            **



----------
* The illustrations assume that planned periodic premiums are paid at the start of each policy year. The death benefit, account value and net cash surrender value will differ if premiums are paid in different amounts or frequencies.

** Policy lapses unless additional payments are made.

The hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the owner. The death benefit, account value and net cash surrender value for a policy would be different from those shown if the actual gross rates of investment return averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below the average for individual policy years. We can make no representation that these hypothetical investment results can be achieved for any one year or continued over any period of time. In fact, for any given period of time, the investment results could be negative.



                                      Appendix I: Hypothetical illustrations I-7

Requesting more information

--------------------------------------------------------------------------------


The Statement of Additional Information ("SAI"), dated August 25, 2006, is incorporated into this Prospectus by reference and is available upon request, free of charge, by calling our toll free number at 888-855-5100 and requesting to speak with a customer service representative. You may also request one by writing to our operations center at P.O. Box 1047, Charlotte, NC 28201-1047. The SAI includes additional information about the registrant. You can make inquiries about your policy and request personalized illustrations free of charge by calling our toll free number at 1-800-777-6510, or asking your financial professional.

You may visit the SEC's web site at www.sec.gov to view the SAI and other information (including other parts of a registration statement) that relates to the Separate Account and the policies. You can also review and copy information about the Separate Account, including the SAI, at the SEC's Public Reference Room in Washington, D.C. or by electronic request at publicinfo@sec.gov or by writing the SEC's Public Reference Section, at 100 F Street, NE, Washington, D.C. 20549. You may have to pay a duplicating fee. To find out more about the Public Reference Room, call the SEC at 1-202-551-8090.


SEC File Number: 811-04335

STATEMENT OF ADDITIONAL INFORMATION
TABLE OF CONTENTS


                                                                           Page
Ways we pay policy proceeds...............................................  2
Distribution of the policies..............................................  2

Underwriting a policy.....................................................  2
Insurance regulation that applies to AXA Equitable........................  2
Custodian and independent registered public accounting firms..............  2
Financial statements......................................................  2































                                                                       811-04335

AXA Equitable Life Insurance Company

Incentive Life(SM) Legacy
PROSPECTUS SUPPLEMENT DATED AUGUST 25, 2006
--------------------------------------------------------------------------------

This Supplement updates certain information in the above-referenced Prospectus, Supplements to the Prospectus and Statement of Additional Information, dated August 25, 2006, as previously supplemented (together, the "Prospectus"). You should read this Supplement in conjunction with the Prospectus and retain it for future reference. Unless otherwise indicated, all other information included in the Prospectus remains unchanged. The terms and section headings we use in this supplement have the same meaning as in the Prospectus.


LIMITED OPPORTUNITY FOR UNRESTRICTED TRANSFER FROM THE GUARANTEED INTEREST
OPTION

As described in your Prospectus, your policy permits you to transfer a limited amount of your policy's account value out of the guaranteed interest option ("GIO") during certain time periods (the "GIO Transfer Period"). See "Transferring your money among our investment options -- Transfers you can make" (or other applicable sections regarding transfers) in your Prospectus. Through March 31, 2007, we are relaxing our policy rules so that, beginning on the business day after the Allocation Date and thereafter (through March 31, 2007), you may transfer any amount of unloaned policy account value out of the guaranteed interest option to any other investment option whether or not you are within the GIO Transfer Period.

You can request a transfer over the telephone by calling 1-888-855-5100 or via the Internet by visiting our website and enrolling in EQAccess. If you are an AXA Advisors client, our website is www.axaonline.com. All other clients may access EQAccess by visiting our other website at www.axa-equitable.com. You can also write to us at our Administrative Office. In general, transfers take effect on the date the request is received. However, any written, telephone, Internet or facsimile transaction requests received after 4:00 p.m. (Eastern) take effect the next business day. Your transfer request must be received by 4:00 p.m. (Eastern) on March 31, 2007, in order to take advantage of this unrestricted transfer opportunity.

Please note that this offer does not apply to any amounts that we are holding as collateral for a policy loan or as "restricted" amounts as a result of your election to receive a living benefit, if available under your policy. Additionally, depending on your policy, there may be a charge for making this transfer. Your Prospectus will specify if your policy imposes a charge for this transfer.

















                     AXA Equitable Life Insurance Company
                          1290 Avenue of the Americas
                               New York, NY 10104


NB                                                                      x01404

Incentive Life(SM)  Legacy

Flexible premium variable life insurance policies issued by AXA Equitable Life Insurance Company with variable investment options offered under AXA Equitable's Separate Account FP.


STATEMENT OF ADDITIONAL INFORMATION DATED
AUGUST 25, 2006
--------------------------------------------------------------------------------




This Statement of Additional Information ("SAI") is not a prospectus. It should be read in conjunction with the related Incentive Life(SM) Legacy prospectus, dated August 25, 2006. The prospectus provides detailed information concerning the policy and the variable investment options, as well as the guaranteed interest option, that fund the policy. Each variable investment option is a subaccount of AXA Equitable's Separate Account FP. Separate Account FP's predecessor was established on April 19, 1985 by our then wholly owned subsidiary, Equitable Variable Life Insurance Company. We established our Separate Account FP under New York Law on September 21, 1995. When Equitable Variable Life Insurance Company merged into Equitable Life, as of January 1, 1997, our Separate Account FP succeeded to all the assets, liabilities and operations of its predecessor. The guaranteed interest option is part of AXA Equitable's general account. Definitions of special terms used in the SAI are found in the prospectuses.


On September 7, 2004, our name was changed from "The Equitable Life Assurance Society of the United States" to "AXA Equitable Life Insurance Company."

A copy of the prospectus is available free of charge by writing the Administrative Office (P.O. Box 1047, Charlotte, North Carolina 28201-1047), by calling toll free, 1-888-855-5100, or by contacting your financial professional.


TABLE OF CONTENTS
Ways we pay policy proceeds                                                  2
Distribution of the policies                                                 2
Underwriting a policy                                                        2
Insurance regulation that applies to AXA Equitable                           2
Custodian and independent registered public accounting firms                 2
Financial statements                                                         2


Copyright 2006. AXA Equitable Life Insurance Company, New York, New York 10104.
     All rights reserved. Incentive Life(SM) Legacy is a service mark of AXA
                        Equitable Life Insurance Company.



                                                                          x01124

WAYS WE PAY POLICY PROCEEDS

The payee for death benefit or other policy proceeds (e.g., upon surrenders) may name a successor to receive any amounts that we still owe following the payee's death. Otherwise, we will pay any such amounts to the payee's estate.

We must approve any payment arrangements that involve a payee who is not a natural person (for example, a corporation) or a payee who is a fiduciary. Also, the details of all payment arrangements will be subject to our rules at the time the arrangements are selected and take effect. This includes rules on the minimum amount we will pay under an option, minimum amounts for installment payments, withdrawal or commutation rights (your rights to receive payments over time, for which we may offer a lump sum payment), the naming of payees, and the methods for proving the payee's age and continued survival.


DISTRIBUTION OF THE POLICIES

AXA Advisors distributes these policies pursuant to a selling agreement, dated as of May 1, 1994, as amended, between AXA Advisors and AXA Equitable. For each of the years 2005, 2004, and 2003, AXA Advisors was paid an administrative services fee of $325,380. AXA Equitable paid AXA Advisors as the distributor of certain policies, including these policies, and as the principal underwriter of several AXA Equitable separate accounts, including Separate Account FP, $588,734,659 in 2005, $567,991,463 in 2004 and, $562,696,578 in 2003. Of these,
AXA Advisors retained $293,075,553, $289,050,171, and $287,344,634, respectively.

Under a distribution agreement between AXA Distributors and AXA Equitable and certain of AXA Equitable's separate accounts, including Separate Account FP, AXA Equitable paid AXA Distributors (or EDI, as applicable) as the distributor of certain contracts, including these policies, and as the principal underwriter of several AXA Equitable's separate accounts, including Separate Account FP, $561,166,840 in 2005, $418,189,861 in 2004 and $429,871,011 in
2003. Of these, AXA Distributors (or EDI, as applicable) retained $120,349,631, $57,065,006, and $84,547,116, respectively.


UNDERWRITING A POLICY

The underwriting of a policy determines: (1) whether the policy application will be approved or disapproved; and (2) into what premium class the insured should be placed. Risk factors that are considered for these determinations are: (i) the insured's age; (ii) whether the insured uses tobacco or not; and
(iii) the admitted medical history of the insured. Many other factors make up the overall evaluation of an individual's assesment for insurance, but all of these items are determined through the questions asked during the application process.

We base guaranteed cost of insurance rates under the policy on the 2001 Commissioner's Standard Ordinary Mortality Tables.


INSURANCE REGULATION THAT APPLIES TO AXA EQUITABLE

We are regulated and supervised by the New York State Insurance Department. In addition, we are subject to the insurance laws and regulations in every state where we sell policies. We submit annual reports on our operations and finances to insurance officials in all of these states. The officials are responsible for reviewing our reports to see that we are financially sound. Such regulation, however, does not guarantee or provide absolute assurance of our soundness.



CUSTODIAN AND INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS


AXA Equitable is the custodian for shares of the Trusts owned by Separate Account FP. AXA Equitable's principal offices are located at 1290 Avenue of the Americas, New York, NY 10104.

The financial statements of the Separate Account at December 31, 2005 and for each of the two years in the period ended December 31, 2005, and the consolidated financial statements of AXA Equitable at December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005 are included in this SAI in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.


The consolidated financial statements of AXA Equitable at December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005 are also included in this SAI in reliance on the reports of KPMG LLP, an independent registered public accounting firm, on the consolidated financial statements of AllianceBernstein L.P. and on the financial statements of AllianceBernstein Holding L.P. (together, "Alliance") as of December 31, 2005 and 2004 and for each of the years in the three year period ended December 31, 2005, and on the reports of KPMG LLP on Alliance management's assesment of the effectiveness of internal control over financial reporting as of December 31, 2005 and the effectiveness of internal control over financial reporting as of December 31, 2005. The reports are given on the authority of said firm as experts in auditing and accounting.


KPMG LLP was Alliance's independent registered public accounting firm for each of the years in the three year period ended December 31, 2005. On March 8, 2006, KPMG LLP was terminated, and PricewaterhouseCoopers LLP was appointed as Alliance's independent registered public accounting firm, as disclosed on AXA Equitable's Report on Form 8-K filed on March 13, 2006. AllianceBernstein Corporation, an indirect wholly owned subsidiary of AXA Equitable, is the general partner of both AllianceBernstein L.P. and AllianceBernstein Holding L.P.

PricewaterhouseCoopers LLP provides independent audit services and certain other non-audit services to AXA Equitable as permitted by the applicable SEC independence rules, and as disclosed in AXA Equitable's Form 10-K. PricewaterhouseCoopers LLP's address is 300 Madison Avenue, New York, New York 10017.


FINANCIAL STATEMENTS

The consolidated financial statements of AXA Equitable included herein should be considered only as bearing upon the ability of AXA Equitable to meet its obligations under the policies.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP
INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm...................A-2
Financial Statements:
   Statements of Assets and Liabilities, December 31, 2005................A-3
   Statements of Operations for the Year Ended December 31, 2005.........A-21
Statements of Changes in Net Assets for the Years Ended December 31, 2005
    and 2004.............................................................A-32
   Notes to Financial Statements.........................................A-48

AXA EQUITABLE LIFE INSURANCE COMPANY
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm...................F-1
Consolidated Financial Statements:
   Consolidated Balance Sheets, December 31, 2005 and 2004................F-2
Consolidated Statements of Earnings, Years Ended December 31, 2005, 2004
    and 2003..............................................................F-3
Consolidated Statements of Shareholder's Equity and Comprehensive Income, Years Ended December 31, 2005, 2004
    and 2003..............................................................F-4
Consolidated Statements of Cash Flows, Years Ended December 31, 2005, 2004
    and 2003..............................................................F-5
   Notes to Consolidated Financial Statements.............................F-7

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
AXA Equitable Life Insurance Company
and Contractowners of Separate Account FP of AXA Equitable Life Insurance Company

In our opinion, the accompanying statements of assets and liabilities and the related statements of operations and of changes in net assets present fairly, in all material respects, the financial position of the separate Variable Investment Options, as listed in Note 1 to such financial statements, of AXA Equitable Life Insurance Company ("AXA Equitable") Separate Account FP at December 31, 2005, the results of each of their operations for the year then ended and the changes in each of their net assets for each of the two years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of AXA Equitable's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of investments in The Trusts at December 31, 2005 by correspondence with the transfer agent of The Trusts, provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
New York, New York
April 14, 2006

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES

DECEMBER 31, 2005

                                                          AXA Aggressive  AXA Conservative   AXA Conservative-
                                                            Allocation       Allocation       Plus Allocation
                                                         --------------- ------------------ -------------------
Assets:
Investments in shares of The Trusts, at fair value .....   $16,706,944       $3,056,851          $3,909,574
Receivable for The Trusts shares sold ..................            --               --                  --
Receivable for policy-related transactions .............            --              111                 192
                                                           -----------       ----------          ----------
  Total assets .........................................   $16,706,944       $3,056,962          $3,909,766
                                                           -----------       ----------          ----------
Liabilities:
Payable for The Trusts shares purchased ................        25,180              108                 188
Payable for policy-related transactions ................        34,285               --                  --
                                                           -----------       ----------          ----------
  Total liabilities ....................................        59,465              108                 188
                                                           -----------       ----------          ----------
Net Assets .............................................   $16,647,479       $3,056,854          $3,909,578
                                                           ===========       ==========          ==========
Net Assets:
Accumulation Units .....................................   $16,635,232       $3,036,888          $3,894,348
Accumulation nonunitized ...............................            --               --                  --
Retained by AXA Equitable in Separate Account FP .......        12,247           19,966              15,230
                                                           -----------       ----------          ----------
Total net assets .......................................   $16,647,479       $3,056,854          $3,909,578
                                                           ===========       ==========          ==========
Investments in shares of The Trusts, at cost ...........   $15,637,643       $3,093,705          $3,918,612
The Trusts shares held
 Class A ...............................................       975,167          240,450             310,501
 Class B ...............................................       313,682           45,625              39,768

                                                            AXA Moderate     AXA Moderate-     AXA Premier VIP    AXA Premier VIP
                                                             Allocation     Plus Allocation   Aggressive Equity      Core Bond
                                                         ----------------- ----------------- ------------------- -----------------
Assets:
Investments in shares of The Trusts, at fair value .....  $1,438,601,907      $45,639,597        $542,341,240       $64,689,042
Receivable for The Trusts shares sold ..................          37,036               --              22,252                --
Receivable for policy-related transactions .............              --           96,833                  --            32,202
                                                          --------------      -----------        ------------       -----------
  Total assets .........................................  $1,438,638,943      $45,736,430        $542,363,492       $64,721,244
                                                          --------------      -----------        ------------       -----------
Liabilities:
Payable for The Trusts shares purchased ................              --           98,909                  --            28,981
Payable for policy-related transactions ................         972,532               --             355,163                --
                                                          --------------      -----------        ------------       -----------
  Total liabilities ....................................         972,532           98,909             355,163            28,981
                                                          --------------      -----------        ------------       -----------
Net Assets .............................................  $1,437,666,411      $45,637,521        $542,008,329       $64,692,263
                                                          ==============      ===========        ============       ===========
Net Assets:
Accumulation Units .....................................  $1,433,212,176      $45,561,882        $540,772,071       $64,551,194
Accumulation nonunitized ...............................       3,286,600               --             928,369                --
Retained by AXA Equitable in Separate Account FP .......       1,167,635           75,639             307,889           141,069
                                                          --------------      -----------        ------------       -----------
Total net assets .......................................  $1,437,666,411      $45,637,521        $542,008,329       $64,692,263
                                                          ==============      ===========        ============       ===========
Investments in shares of The Trusts, at cost ...........  $1,244,296,502      $43,890,852        $484,297,203       $65,619,101
The Trusts shares held
 Class A ...............................................      85,502,814        2,999,004          19,209,910         1,119,489
 Class B ...............................................       5,106,535          623,944             619,974         5,197,156

-------
The accompanying notes are an integral part of these financial statements.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2005

                                                     AXA Premier VIP    AXA Premier       AXA Premier VIP
                                                       Health Care       High Yield    International Equity
                                                    ----------------- --------------- ----------------------
Assets:
Investments in shares of The Trusts, at fair value     $29,075,577     $202,130,931         $37,252,199
Receivable for The Trusts shares sold .............         93,952               --                  --
Receivable for policy-related transactions ........             --               --              54,174
                                                       -----------     ------------         -----------
  Total assets ....................................    $29,169,529     $202,130,931         $37,306,373
                                                       -----------     ------------         -----------
Liabilities:
Payable for The Trusts shares purchased ...........             --           54,789              54,154
Payable for policy-related transactions ...........         97,792           83,843                  --
                                                       -----------     ------------         -----------
  Total liabilities ...............................         97,792          138,632              54,154
                                                       -----------     ------------         -----------
Net Assets ........................................    $29,071,737     $201,992,299         $37,252,219
                                                       ===========     ============         ===========
Net Assets:
Accumulation Units ................................    $28,911,779     $200,631,238         $37,155,649
Accumulation nonunitized ..........................             --          945,674                  --
Retained by AXA Equitable in Separate Account FP ..        159,958          415,387              96,570
                                                       -----------     ------------         -----------
Total net assets ..................................    $29,071,737     $201,992,299         $37,252,219
                                                       ===========     ============         ===========
Investments in shares of The Trusts, at cost ......    $27,923,795     $215,985,624         $32,883,492
The Trusts shares held
 Class A ..........................................        432,799       33,144,068             604,235
 Class B ..........................................      2,240,437        3,840,040           2,258,973

                                                     AXA Premier VIP  AXA Premier VIP   AXA Premier VIP   AXA Premier VIP
                                                        Large Cap        Large Cap         Large Cap          Mid Cap
                                                       Core Equity         Growth            Value             Growth
                                                    ---------------- ----------------- ----------------- -----------------
Assets:
Investments in shares of The Trusts, at fair value     $6,223,841       $15,405,277       $21,064,630       $26,002,860
Receivable for The Trusts shares sold .............            --                --                --                --
Receivable for policy-related transactions ........        11,538           182,969            28,561            58,734
                                                       ----------       -----------       -----------       -----------
  Total assets ....................................    $6,235,379       $15,588,246       $21,093,191       $26,061,594
                                                       ----------       -----------       -----------       -----------
Liabilities:
Payable for The Trusts shares purchased ...........        11,538           182,969            31,296            59,297
Payable for policy-related transactions ...........            --                --                --                --
                                                       ----------       -----------       -----------       -----------
  Total liabilities ...............................        11,538           182,969            31,296            59,297
                                                       ----------       -----------       -----------       -----------
Net Assets ........................................    $6,223,841       $15,405,277       $21,061,895       $26,002,297
                                                       ==========       ===========       ===========       ===========
Net Assets:
Accumulation Units ................................    $6,192,136       $15,305,002       $20,966,940       $25,912,976
Accumulation nonunitized ..........................            --                --                --                --
Retained by AXA Equitable in Separate Account FP ..        31,705           100,275            94,955            89,321
                                                       ----------       -----------       -----------       -----------
Total net assets ..................................    $6,223,841       $15,405,277       $21,061,895       $26,002,297
                                                       ==========       ===========       ===========       ===========
Investments in shares of The Trusts, at cost ......    $5,904,012       $13,795,825       $20,766,998       $26,014,995
The Trusts shares held
 Class A ..........................................       257,440           591,082           441,865           834,643
 Class B ..........................................       319,509           898,346         1,440,833         2,041,361

-------
The accompanying notes are an integral part of these financial statements.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2005

                                                     AXA Premier VIP   AXA Premier VIP
                                                      Mid Cap Value       Technology     Davis Value
                                                    ----------------- ----------------- -------------
Assets:
Investments in shares of The Trusts, at fair value     $49,208,965       $73,336,505       $764,179
Receivable for The Trusts shares sold .............             --                --             --
Receivable for policy-related transactions ........         18,506            25,591         19,189
                                                       -----------       -----------       --------
  Total assets ....................................    $49,227,471       $73,362,096       $783,368
                                                       -----------       -----------       --------
Liabilities:
Payable for The Trusts shares purchased ...........         39,962            35,421         19,189
Payable for policy-related transactions ...........             --                --             --
                                                       -----------       -----------       --------
  Total liabilities ...............................         39,962            35,421         19,189
                                                       -----------       -----------       --------
Net Assets ........................................    $49,187,509       $73,326,675       $764,179
                                                       ===========       ===========       ========
Net Assets:
Accumulation Units ................................    $49,008,325       $73,008,948       $757,036
Accumulation nonunitized ..........................             --                --             --
Retained by AXA Equitable in Separate Account FP ..        179,184           317,727          7,143
                                                       -----------       -----------       --------
Total net assets ..................................    $49,187,509       $73,326,675       $764,179
                                                       ===========       ===========       ========
Investments in shares of The Trusts, at cost ......    $53,603,945       $61,054,494       $668,832
The Trusts shares held
 Class A ..........................................        633,879           581,577         59,842
 Class B ..........................................      4,476,856         6,580,138             --

                                                                                                EQ/Alliance
                                                       EQ/Alliance        EQ/Alliance           Intermediate        EQ/Alliance
                                                       Common Stock    Growth and Income   Government Securities   International
                                                    ----------------- ------------------- ----------------------- --------------
Assets:
Investments in shares of The Trusts, at fair value   $2,437,860,878       $516,990,732          $147,861,290       $652,190,276
Receivable for The Trusts shares sold .............          69,774                 --               266,458                 --
Receivable for policy-related transactions ........              --                 --                    --                 --
                                                     --------------       ------------          ------------       ------------
  Total assets ....................................  $2,437,930,652       $516,990,732          $148,127,748       $652,190,276
                                                     --------------       ------------          ------------       ------------
Liabilities:
Payable for The Trusts shares purchased ...........              --             30,192                    --            363,832
Payable for policy-related transactions ...........       1,381,010             85,310             1,367,414            178,266
                                                     --------------       ------------          ------------       ------------
  Total liabilities ...............................       1,381,010            115,502             1,367,414            542,098
                                                     --------------       ------------          ------------       ------------
Net Assets ........................................  $2,436,549,642       $516,875,230          $146,760,334       $651,648,178
                                                     ==============       ============          ============       ============
Net Assets:
Accumulation Units ................................  $2,429,532,057       $516,078,821          $146,035,673       $650,068,352
Accumulation nonunitized ..........................       6,023,856            261,783               255,932            679,751
Retained by AXA Equitable in Separate Account FP ..         993,729            534,626               468,729            900,075
                                                     --------------       ------------          ------------       ------------
Total net assets ..................................  $2,436,549,642       $516,875,230          $146,760,334       $650,648,178
                                                     ==============       ============          ============       ============
Investments in shares of The Trusts, at cost ......  $2,632,266,249       $463,252,272          $153,538,724       $415,236,228
The Trusts shares held
 Class A ..........................................     123,260,450         21,204,178            12,054,918         45,970,692
 Class B ..........................................      11,543,330          6,529,945             3,099,099          5,464,957

-------
The accompanying notes are an integral part of these financial statements.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2005

                                                          EQ/Alliance Large    EQ/Alliance      EQ/Alliance
                                                              Cap Growth      Quality Bond   Small Cap Growth
                                                         ------------------- -------------- ------------------
Assets:
Investments in shares of The Trusts, at fair value .....     $111,942,189     $138,522,119     $221,861,293
Receivable for The Trusts shares sold ..................               --          144,730               --
Receivable for policy-related transactions .............           27,144               --          122,066
                                                             ------------     ------------     ------------
  Total assets .........................................     $111,969,333     $138,666,849     $221,983,359
                                                             ------------     ------------     ------------
Liabilities:
Payable for The Trusts shares purchased ................           30,081               --          152,258
Payable for policy-related transactions ................               --          165,738               --
                                                             ------------     ------------     ------------
  Total liabilities ....................................           30,081          165,738          152,258
                                                             ------------     ------------     ------------
Net Assets .............................................     $111,939,252     $138,501,111     $221,831,101
                                                             ============     ============     ============
Net Assets:
Accumulation Units .....................................     $111,692,194     $138,197,633     $221,623,685
Accumulation nonunitized ...............................               --          113,842               --
Retained by AXA Equitable in Separate Account FP .......          247,058          189,636          207,416
                                                             ------------     ------------     ------------
Total net assets .......................................     $111,939,252     $138,501,111     $221,831,101
                                                             ============     ============     ============
Investments in shares of The Trusts, at cost ...........     $ 97,200,784     $140,411,091     $165,940,924
The Trusts shares held
 Class A ...............................................          477,683       10,600,993       10,054,329
 Class B ...............................................       14,006,207        3,246,318        3,649,831

                                                                            EQ/Bear Stearns
                                                              EQ/Ariel           Small          EQ/Bernstein
                                                          Appreciation II   Company Growth   Diversified Value
                                                         ----------------- ---------------- -------------------
Assets:
Investments in shares of The Trusts, at fair value .....        $811           $657,900         $235,571,555
Receivable for The Trusts shares sold ..................          --                 --                   --
Receivable for policy-related transactions .............          --             17,688               38,402
                                                                ----           --------         ------------
  Total assets .........................................        $811           $675,588         $235,609,957
                                                                ----           --------         ------------
Liabilities:
Payable for The Trusts shares purchased ................          --             17,688               66,195
Payable for policy-related transactions ................          --                 --                   --
                                                                ----           --------         ------------
  Total liabilities ....................................          --             17,688               66,195
                                                                ----           --------         ------------
Net Assets .............................................        $811           $657,900         $235,543,762
                                                                ====           ========         ============
Net Assets:
Accumulation Units .....................................        $811           $657,900         $235,257,319
Accumulation nonunitized ...............................          --                 --                   --
Retained by AXA Equitable in Separate Account FP .......          --                 --              286,443
                                                                ----           --------         ------------
Total net assets .......................................        $811           $657,900         $235,543,762
                                                                ====           ========         ============
Investments in shares of The Trusts, at cost ...........        $817           $638,712         $201,967,481
The Trusts shares held
 Class A ...............................................          --                 --            1,427,130
 Class B ...............................................          80             75,105           14,819,599

                                                          EQ/Boston Advisors
                                                            Equity Income
                                                         -------------------
Assets:
Investments in shares of The Trusts, at fair value .....      $1,281,933
Receivable for The Trusts shares sold ..................              --
Receivable for policy-related transactions .............          21,450
                                                              ----------
  Total assets .........................................      $1,303,383
                                                              ----------
Liabilities:
Payable for The Trusts shares purchased ................          21,450
Payable for policy-related transactions ................              --
                                                              ----------
  Total liabilities ....................................          21,450
                                                              ----------
Net Assets .............................................      $1,281,933
                                                              ==========
Net Assets:
Accumulation Units .....................................      $1,281,933
Accumulation nonunitized ...............................              --
Retained by AXA Equitable in Separate Account FP .......              --
                                                              ----------
Total net assets .......................................      $1,281,933
                                                              ==========
Investments in shares of The Trusts, at cost ...........      $1,256,292
The Trusts shares held
 Class A ...............................................              --
 Class B ...............................................         201,518

-------
The accompanying notes are an integral part of these financial statements.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2005

                                                        EQ/Calvert                       EQ/Capital
                                                         Socially       EQ/Capital        Guardian
                                                       Responsible   Guardian Growth   International
                                                      ------------- ----------------- ---------------
Assets:
Investments in shares of The Trusts, at fair value ..    $203,285       $2,374,918       $5,376,058
Receivable for The Trusts shares sold ...............          --               --               --
Receivable for policy-related transactions ..........          --            5,372           13,863
                                                         --------       ----------       ----------
  Total assets ......................................    $203,285       $2,380,290       $5,389,921
                                                         --------       ----------       ----------
Liabilities:
Payable for The Trusts shares purchased .............          --            5,372           13,863
Payable for policy-related transactions .............          --               --               --
                                                         --------       ----------       ----------
  Total liabilities .................................          --            5,372           13,863
                                                         --------       ----------       ----------
Net Assets ..........................................    $203,285       $2,374,918       $5,376,058
                                                         ========       ==========       ==========
Net Assets:
Accumulation Units ..................................    $129,172       $2,257,047       $5,155,282
Accumulation nonunitized ............................          --               --               --
Retained by AXA Equitable in Separate Account FP ....      74,113          117,871          220,776
                                                         --------       ----------       ----------
Total net assets ....................................    $203,285       $2,374,918       $5,376,058
                                                         ========       ==========       ==========
Investments in shares of The Trusts, at cost ........    $179,029       $2,099,849       $4,095,986
The Trusts shares held
 Class A ............................................       8,934           10,020           44,262
 Class B ............................................      15,798          171,759          386,634

                                                           EQ/Capital           EQ/Capital        EQ/Caywood-Scholl
                                                       Guardian Research   Guardian U.S. Equity    High Yield Bond
                                                      ------------------- ---------------------- -------------------
Assets:
Investments in shares of The Trusts, at fair value ..     $85,311,040           $70,113,037             $6,644
Receivable for The Trusts shares sold ...............              --               142,135                 --
Receivable for policy-related transactions ..........          39,891                    --                197
                                                          -----------           -----------             ------
  Total assets ......................................     $85,350,931           $70,255,172             $6,841
                                                          -----------           -----------             ------
Liabilities:
Payable for The Trusts shares purchased .............          39,891                    --                197
Payable for policy-related transactions .............              --               142,144                 --
                                                          -----------           -----------             ------
  Total liabilities .................................          39,891               142,144                197
                                                          -----------           -----------             ------
Net Assets ..........................................     $85,311,040           $70,113,028             $6,644
                                                          ===========           ===========             ======
Net Assets:
Accumulation Units ..................................     $84,895,482           $69,705,224             $6,644
Accumulation nonunitized ............................              --                    --                 --
Retained by AXA Equitable in Separate Account FP ....         415,558               407,804                 --
                                                          -----------           -----------             ------
Total net assets ....................................     $85,311,040           $70,113,028             $6,644
                                                          ===========           ===========             ======
Investments in shares of The Trusts, at cost ........     $66,119,468           $62,361,986             $6,735
The Trusts shares held
 Class A ............................................          53,421               626,225                 --
 Class B ............................................       6,763,583             5,452,628              1,458

                                                         EQ/Equity
                                                         500 Index
                                                      ---------------
Assets:
Investments in shares of The Trusts, at fair value ..  $714,809,867
Receivable for The Trusts shares sold ...............       415,569
Receivable for policy-related transactions ..........            --
                                                       ------------
  Total assets ......................................  $715,225,436
                                                       ------------
Liabilities:
Payable for The Trusts shares purchased .............            --
Payable for policy-related transactions .............       758,274
                                                       ------------
  Total liabilities .................................       758,274
                                                       ------------
Net Assets ..........................................  $714,467,162
                                                       ============
Net Assets:
Accumulation Units ..................................  $713,674,229
Accumulation nonunitized ............................       535,739
Retained by AXA Equitable in Separate Account FP ....       257,194
                                                       ------------
Total net assets ....................................  $714,467,162
                                                       ============
Investments in shares of The Trusts, at cost ........  $659,081,187
The Trusts shares held
 Class A ............................................    25,926,233
 Class B ............................................     4,489,460

-------
The accompanying notes are an integral part of these financial statements.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2005

                                                          EQ/Evergreen      EQ/Evergreen       EQ/FI
                                                       International Bond       Omega         Mid Cap
                                                      -------------------- -------------- ---------------
Assets:
Investments in shares of The Trusts, at fair value ..        $11,509         $9,848,257    $110,779,072
Receivable for The Trusts shares sold ...............             --                 --          10,458
Receivable for policy-related transactions ..........              5              6,834              --
                                                             -------         ----------    ------------
  Total assets ......................................        $11,514         $9,855,091    $110,789,530
                                                             -------         ----------    ------------
Liabilities:
Payable for The Trusts shares purchased .............              5              6,834              --
Payable for policy-related transactions .............             --                 --          48,845
                                                             -------         ----------    ------------
  Total liabilities .................................              5              6,834          48,845
                                                             -------         ----------    ------------
Net Assets ..........................................        $11,509         $9,848,257    $110,740,685
                                                             =======         ==========    ============
Net Assets:
Accumulation Units ..................................        $11,509         $9,659,428    $110,320,007
Accumulation nonunitized ............................             --                 --              --
Retained by AXA Equitable in Separate Account FP ....             --            188,829         420,678
                                                             -------         ----------    ------------
Total net assets ....................................        $11,509         $9,848,257    $110,740,685
                                                             =======         ==========    ============
Investments in shares of The Trusts, at cost ........        $11,542         $9,079,957    $104,685,141
The Trusts shares held
 Class A ............................................             --             20,462       1,309,821
 Class B ............................................          1,178          1,070,190       9,478,670

                                                           EQ/FI       EQ/GAMCO Mergers   EQ/GAMCO Small   EQ/International
                                                       Mid Cap Value   and Acquisitions    Company Value        Growth
                                                      --------------- ------------------ ---------------- ------------------
Assets:
Investments in shares of The Trusts, at fair value ..  $261,643,189         $3,463          $1,759,345          $5,630
Receivable for The Trusts shares sold ...............            --             --                  --              --
Receivable for policy-related transactions ..........       307,965              9               3,212              --
                                                       ------------         ------          ----------          ------
  Total assets ......................................  $261,951,154         $3,472          $1,762,557          $5,630
                                                       ------------         ------          ----------          ------
Liabilities:
Payable for The Trusts shares purchased .............       326,739              6               3,213              --
Payable for policy-related transactions .............            --             --                  --              --
                                                       ------------         ------          ----------          ------
  Total liabilities .................................       326,739              6               3,213              --
                                                       ------------         ------          ----------          ------
Net Assets ..........................................  $261,624,415         $3,466          $1,759,344          $5,630
                                                       ============         ======          ==========          ======
Net Assets:
Accumulation Units ..................................  $261,405,911         $3,466          $1,759,344          $5,630
Accumulation nonunitized ............................            --             --                  --              --
Retained by AXA Equitable in Separate Account FP ....       218,504             --                  --              --
                                                       ------------         ------          ----------          ------
Total net assets ....................................  $261,624,415         $3,466          $1,759,344          $5,630
                                                       ============         ======          ==========          ======
Investments in shares of The Trusts, at cost ........  $232,239,789         $3,493          $1,827,964          $5,514
The Trusts shares held
 Class A ............................................     1,180,307             --                  --              --
 Class B ............................................    17,572,535            298              65,381           1,081

-------
The accompanying notes are an integral part of these financial statements.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2005

                                                          EQ/Janus Large  EQ/JPMorgan       EQ/JPMorgan
                                                            Cap Growth     Core Bond    Value Opportunities
                                                         --------------- ------------- ---------------------
Assets:
Investments in shares of The Trusts, at fair value .....   $28,222,786    $34,270,268       $34,254,066
Receivable for The Trusts shares sold ..................            --             --                --
Receivable for policy-related transactions .............        15,761         22,204             6,148
                                                           -----------    -----------       -----------
  Total assets .........................................   $28,238,547    $34,292,472       $34,260,214
                                                           -----------    -----------       -----------
Liabilities:
Payable for The Trusts shares purchased ................         5,158         22,351             8,212
Payable for policy-related transactions ................            --             --                --
                                                           -----------    -----------       -----------
  Total liabilities ....................................         5,158         22,351             8,212
                                                           -----------    -----------       -----------
Net Assets .............................................   $28,233,389    $34,270,121       $34,252,002
                                                           ===========    ===========       ===========
Net Assets:
Accumulation Units .....................................   $27,874,039    $34,044,721       $33,862,116
Accumulation nonunitized ...............................            --             --                --
Retained by AXA Equitable in Separate Account FP .......       359,350        225,400           389,886
                                                           -----------    -----------       -----------
Total net assets .......................................   $28,233,389    $34,270,121       $34,252,002
                                                           ===========    ===========       ===========
Investments in shares of The Trusts, at cost ...........   $23,699,650    $35,113,044       $30,616,055
The Trusts shares held
 Class A ...............................................        88,129      1,033,684            23,206
 Class B ...............................................     4,043,845      2,081,029         2,692,694

                                                          EQ/Lazard Small   EQ/Legg Mason    EQ/Long     EQ/Lord Abbett
                                                             Cap Value       Value Equity   Term Bond   Growth and Income
                                                         ----------------- --------------- ----------- ------------------
Assets:
Investments in shares of The Trusts, at fair value .....    $32,172,853        $16,358        $6,970         $7,906
Receivable for The Trusts shares sold ..................             --             --            --             --
Receivable for policy-related transactions .............        387,554            359           131             35
                                                            -----------        -------        ------         ------
  Total assets .........................................    $32,560,407        $16,717        $7,101         $7,941
                                                            -----------        -------        ------         ------
Liabilities:
Payable for The Trusts shares purchased ................        399,984            359           131             35
Payable for policy-related transactions ................             --             --            --             --
                                                            -----------        -------        ------         ------
  Total liabilities ....................................        399,984            359           131             35
                                                            -----------        -------        ------         ------
Net Assets .............................................    $32,160,423        $16,358        $6,970         $7,906
                                                            ===========        =======        ======         ======
Net Assets:
Accumulation Units .....................................    $31,929,247        $16,358        $6,970         $7,906
Accumulation nonunitized ...............................             --             --            --             --
Retained by AXA Equitable in Separate Account FP .......        231,176             --            --             --
                                                            -----------        -------        ------         ------
Total net assets .......................................    $32,160,423        $16,358        $6,970         $7,906
                                                            ===========        =======        ======         ======
Investments in shares of The Trusts, at cost ...........    $32,544,411        $16,529        $7,017         $7,999
The Trusts shares held
 Class A ...............................................        671,238             --            --             --
 Class B ...............................................      1,734,456          1,562           514            740

-------
The accompanying notes are an integral part of these financial statements.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2005

                                                       EQ/Lord Abbett   EQ/Lord Abbett     EQ/Marsico
                                                       Large Cap Core    Mid Cap Value       Focus
                                                      ---------------- ---------------- ---------------
Assets:
Investments in shares of The Trusts, at fair value ..      $1,117           $20,497      $118,402,608
Receivable for The Trusts shares sold ...............          --                --                --
Receivable for policy-related transactions ..........         142               161           168,541
                                                           ------           -------      ------------
  Total assets ......................................      $1,259           $20,658      $118,571,149
                                                           ------           -------      ------------
Liabilities:
Payable for The Trusts shares purchased .............         142               161           213,089
Payable for policy-related transactions .............          --                --                --
                                                           ------           -------      ------------
  Total liabilities .................................         142               161           213,089
                                                           ------           -------      ------------
Net Assets ..........................................      $1,117           $20,497      $118,358,060
                                                           ======           =======      ============
Net Assets:
Accumulation Units ..................................      $1,117           $20,497      $118,102,826
Accumulation nonunitized ............................          --                --                --
Retained by AXA Equitable in Separate Account FP ....          --                --           255,234
                                                           ------           -------      ------------
Total net assets ....................................      $1,117           $20,497      $118,358,060
                                                           ======           =======      ============
Investments in shares of The Trusts, at cost ........      $1,124           $20,721      $ 97,003,914
The Trusts shares held
 Class A ............................................          --                --         1,102,789
 Class B ............................................         104             1,816         6,409,384

                                                           EQ/Mercury            EQ/Mercury        EQ/MFS Emerging
                                                       Basic Value Equity   International Value   Growth Companies
                                                      -------------------- --------------------- ------------------
Assets:
Investments in shares of The Trusts, at fair value ..     $187,953,192          $148,993,358        $170,792,642
Receivable for The Trusts shares sold ...............               --                    --                  --
Receivable for policy-related transactions ..........               --                    --              45,423
                                                          ------------          ------------        ------------
  Total assets ......................................     $187,953,192          $148,993,358        $170,838,065
                                                          ------------          ------------        ------------
Liabilities:
Payable for The Trusts shares purchased .............           16,194                31,701              60,659
Payable for policy-related transactions .............            6,744                13,600                  --
                                                          ------------          ------------        ------------
  Total liabilities .................................           22,938                45,301              60,659
                                                          ------------          ------------        ------------
Net Assets ..........................................     $187,930,254          $148,948,057        $170,777,406
                                                          ============          ============        ============
Net Assets:
Accumulation Units ..................................     $187,717,255          $148,551,311        $170,516,728
Accumulation nonunitized ............................               --                    --                  --
Retained by AXA Equitable in Separate Account FP ....          212,999               396,746             260,678
                                                          ------------          ------------        ------------
Total net assets ....................................     $187,930,254          $148,948,057        $170,777,406
                                                          ============          ============        ============
Investments in shares of The Trusts, at cost ........     $172,677,304          $115,837,245        $158,191,068
The Trusts shares held
 Class A ............................................          740,951               881,174             226,698
 Class B ............................................       11,717,880             9,610,164          11,722,029

                                                           EQ/MFS
                                                       Investors Trust
                                                      ----------------
Assets:
Investments in shares of The Trusts, at fair value ..    $12,023,610
Receivable for The Trusts shares sold ...............             --
Receivable for policy-related transactions ..........            599
                                                         -----------
  Total assets ......................................    $12,024,209
                                                         -----------
Liabilities:
Payable for The Trusts shares purchased .............            599
Payable for policy-related transactions .............             --
                                                         -----------
  Total liabilities .................................            599
                                                         -----------
Net Assets ..........................................    $12,023,610
                                                         ===========
Net Assets:
Accumulation Units ..................................    $11,653,254
Accumulation nonunitized ............................             --
Retained by AXA Equitable in Separate Account FP ....        370,356
                                                         -----------
Total net assets ....................................    $12,023,610
                                                         ===========
Investments in shares of The Trusts, at cost ........    $10,271,053
The Trusts shares held
 Class A ............................................         18,952
 Class B ............................................      1,171,292

-------
The accompanying notes are an integral part of these financial statements.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2005

                                                                              EQ/Montag &       EQ/PIMCO
                                                          EQ/Money Market   Caldwell Growth   Real Return
                                                         ----------------- ----------------- -------------
Assets:
Investments in shares of The Trusts, at fair value .....    $301,272,831        $179,103        $18,777
Receivable for The Trusts shares sold ..................              --              --             --
Receivable for policy-related transactions .............         381,639           2,197          1,534
                                                            ------------        --------        -------
  Total assets .........................................    $301,654,470        $181,300        $20,311
                                                            ------------        --------        -------
Liabilities:
Payable for The Trusts shares purchased ................       1,272,626           2,197          1,535
Payable for policy-related transactions ................              --              --             --
                                                            ------------        --------        -------
  Total liabilities ....................................       1,272,626           2,197          1,535
                                                            ------------        --------        -------
Net Assets .............................................    $300,381,844        $179,103        $18,776
                                                            ============        ========        =======
Net Assets:
Accumulation Units .....................................    $299,041,161        $179,103        $18,776
Accumulation nonunitized ...............................       1,106,888              --             --
Retained by AXA Equitable in Separate Account FP .......         233,795              --             --
                                                            ------------        --------        -------
Total net assets .......................................    $300,381,844        $179,103        $18,776
                                                            ============        ========        =======
Investments in shares of The Trusts, at cost ...........    $302,458,190        $175,284        $18,985
The Trusts shares held
 Class A ...............................................     243,917,669              --             --
 Class B ...............................................      57,380,948          35,406          1,851

                                                             EQ/Short        EQ/Small                          EQ/UBS
                                                          Duration Bond   Company Index   EQ/TCW Equity   Growth and Income
                                                         --------------- --------------- --------------- ------------------
Assets:
Investments in shares of The Trusts, at fair value .....      $2,551       $32,334,713       $335,180         $545,051
Receivable for The Trusts shares sold ..................          --             9,896             --               --
Receivable for policy-related transactions .............          --                --          3,783            1,217
                                                              ------       -----------       --------         --------
  Total assets .........................................      $2,551       $32,344,609       $338,963         $546,268
                                                              ------       -----------       --------         --------
Liabilities:
Payable for The Trusts shares purchased ................          --                --          3,783            1,217
Payable for policy-related transactions ................          --            18,129             --               --
                                                              ------       -----------       --------         --------
  Total liabilities ....................................          --            18,129          3,783            1,217
                                                              ------       -----------       --------         --------
Net Assets .............................................      $2,551       $32,326,480       $335,180         $545,051
                                                              ======       ===========       ========         ========
Net Assets:
Accumulation Units .....................................      $2,551       $32,031,405       $335,180         $545,051
Accumulation nonunitized ...............................          --                --             --               --
Retained by AXA Equitable in Separate Account FP .......          --           295,075             --               --
                                                              ------       -----------       --------         --------
Total net assets .......................................      $2,551       $32,326,480       $335,180         $545,051
                                                              ======       ===========       ========         ========
Investments in shares of The Trusts, at cost ...........      $2,554       $31,570,969       $312,262         $526,027
The Trusts shares held
 Class A ...............................................          --         2,084,432             --               --
 Class B ...............................................         256           684,306         15,171           90,563

-------
The accompanying notes are an integral part of these financial statements.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2005

                                                                           EQ/Van Kampen
                                                          EQ/Van Kampen      Emerging       EQ/Van Kampen
                                                             Comstock     Markets Equity   Mid Cap Growth
                                                         --------------- ---------------- ----------------
Assets:
Investments in shares of The Trusts, at fair value .....     $17,122       $185,859,850        $7,249
Receivable for The Trusts shares sold ..................          --                 --            --
Receivable for policy-related transactions .............          12            175,114             5
                                                             -------       ------------        ------
  Total assets .........................................     $17,134       $186,034,964        $7,254
                                                             -------       ------------        ------
Liabilities:
Payable for The Trusts shares purchased ................          12            210,520             5
Payable for policy-related transactions ................          --                 --            --
                                                             -------       ------------        ------
  Total liabilities ....................................          12            210,520             5
                                                             -------       ------------        ------
Net Assets .............................................     $17,122       $185,824,444        $7,249
                                                             =======       ============        ======
Net Assets:
Accumulation Units .....................................     $17,122       $185,456,708        $7,249
Accumulation nonunitized ...............................          --                 --            --
Retained by AXA Equitable in Separate Account FP .......          --            367,736            --
                                                             -------       ------------        ------
Total net assets .......................................     $17,122       $185,824,444        $7,249
                                                             =======       ============        ======
Investments in shares of The Trusts, at cost ...........     $16,717       $129,032,280        $7,284
The Trusts shares held
 Class A ...............................................          --            988,193            --
 Class B ...............................................       1,640         13,452,731           581

                                                          EQ/Wells Fargo
                                                            Montgomery     Fidelity VIP Asset   Fidelity VIP   Fidelity VIP
                                                             Small Cap       Manager: Growth     Contrafund    Equity-Income
                                                         ---------------- -------------------- -------------- --------------
Assets:
Investments in shares of The Trusts, at fair value .....       $393            $2,324,336       $29,535,796     $5,955,357
Receivable for The Trusts shares sold ..................         --                    --                --             --
Receivable for policy-related transactions .............         --                   777           200,343          1,210
                                                               ----            ----------       -----------     ----------
  Total assets .........................................       $393            $2,325,113       $29,736,139     $5,956,567
                                                               ----            ----------       -----------     ----------
Liabilities:
Payable for The Trusts shares purchased ................         --                   776           200,342          1,210
Payable for policy-related transactions ................         --                    --                --             --
                                                               ----            ----------       -----------     ----------
  Total liabilities ....................................         --                   776           200,342          1,210
                                                               ----            ----------       -----------     ----------
Net Assets .............................................       $393            $2,324,337       $29,535,797     $5,955,357
                                                               ====            ==========       ===========     ==========
Net Assets:
Accumulation Units .....................................       $393            $2,324,335       $29,535,797     $5,955,357
Accumulation nonunitized ...............................         --                    --                --             --
Retained by AXA Equitable in Separate Account FP .......         --                     2                --             --
                                                               ----            ----------       -----------     ----------
Total net assets .......................................       $393            $2,324,337       $29,535,797     $5,955,357
                                                               ====            ==========       ===========     ==========
Investments in shares of The Trusts, at cost ...........       $418            $2,258,205       $26,133,307     $5,712,826
The Trusts shares held
 Class A ...............................................         --                    --                --             --
 Class B ...............................................         35               181,589           962,392        236,605

-------
The accompanying notes are an integral part of these financial statements.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2005

                                                                                           Fidelity VIP
                                                            Fidelity VIP    Fidelity VIP    Investment
                                                          Growth & Income    High Income    Grade Bond
                                                         ----------------- -------------- -------------
Assets:
Investments in shares of The Trusts, at fair value .....     $2,760,714      $3,224,568    $6,086,593
Receivable for The Trusts shares sold ..................             --          16,046            --
Receivable for policy-related transactions .............        167,718              --         6,290
                                                             ----------      ----------    ----------
  Total assets .........................................     $2,928,432      $3,240,614    $6,092,883
                                                             ----------      ----------    ----------
Liabilities:
Payable for The Trusts shares purchased ................        167,718              --         6,290
Payable for policy-related transactions ................             --          16,046            --
                                                             ----------      ----------    ----------
  Total liabilities ....................................        167,718          16,046         6,290
                                                             ----------      ----------    ----------
Net Assets .............................................     $2,760,714      $3,224,568    $6,086,593
                                                             ==========      ==========    ==========
Net Assets:
Accumulation Units .....................................     $2,760,714      $3,224,568    $6,086,593
Accumulation nonunitized ...............................             --              --            --
Retained by AXA Equitable in Separate Account FP .......             --              --            --
                                                             ----------      ----------    ----------
Total net assets .......................................     $2,760,714      $3,224,568    $6,086,592
                                                             ==========      ==========    ==========
Investments in shares of The Trusts, at cost ...........     $2,544,689      $3,457,269    $6,042,234
The Trusts shares held
 Class A ...............................................             --              --            --
 Class B ...............................................        190,001         530,357       484,216

                                                                                                           Laudus Rosenberg
                                                          Fidelity VIP   Fidelity VIP     Fidelity VIP         VIT Value
                                                             Mid Cap         Value      Value Strategies   Long/Short Equity
                                                         -------------- -------------- ------------------ ------------------
Assets:
Investments in shares of The Trusts, at fair value .....  $26,505,990     $3,017,008       $3,269,443         $12,878,408
Receivable for The Trusts shares sold ..................           --         91,631            6,503              27,837
Receivable for policy-related transactions .............      270,964             --               --                  --
                                                          -----------     ----------       ----------         -----------
  Total assets .........................................  $26,776,954     $3,108,639       $3,275,946         $12,906,245
                                                          -----------     ----------       ----------         -----------
Liabilities:
Payable for The Trusts shares purchased ................      270,964             --               --                  --
Payable for policy-related transactions ................           --         91,631            6,503              27,837
                                                          -----------     ----------       ----------         -----------
  Total liabilities ....................................      270,964         91,631            6,503              27,837
                                                          -----------     ----------       ----------         -----------
Net Assets .............................................  $26,505,990     $3,017,008       $3,269,443         $12,878,408
                                                          ===========     ==========       ==========         ===========
Net Assets:
Accumulation Units .....................................  $26,505,990     $3,017,008       $3,269,443         $12,569,605
Accumulation nonunitized ...............................           --             --               --                  --
Retained by AXA Equitable in Separate Account FP .......           --             --               --             308,803
                                                          -----------     ----------       ----------         -----------
Total net assets .......................................  $26,505,990     $3,017,008       $3,269,443         $12,878,408
                                                          ===========     ==========       ==========         ===========
Investments in shares of The Trusts, at cost ...........  $23,230,759     $2,905,514       $3,046,117         $12,581,091
The Trusts shares held
 Class A ...............................................           --             --               --                  --
 Class B ...............................................      764,522        240,975          233,198           1,199,107

-------
The accompanying notes are an integral part of these financial statements.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2005

                                                            MFS Mid       OpCap
                                                          Cap Growth   Renaissance
                                                         ------------ -------------
Assets:
Investments in shares of The Trusts, at fair value .....   $272,040    $21,424,611
Receivable for The Trusts shares sold ..................         --         16,933
Receivable for policy-related transactions .............     10,423             --
                                                           --------    -----------
  Total assets .........................................   $282,463    $21,441,544
                                                           --------    -----------
Liabilities:
Payable for The Trusts shares purchased ................     10,423             --
Payable for policy-related transactions ................         --         16,721
                                                           --------    -----------
  Total liabilities ....................................     10,423         16,721
                                                           --------    -----------
Net Assets .............................................   $272,040    $21,424,823
                                                           ========    ===========
Net Assets:
Accumulation Units .....................................   $269,169    $21,313,660
Accumulation nonunitized ...............................         --             --
Retained by AXA Equitable in Separate Account FP .......      2,871        111,163
                                                           --------    -----------
Total net assets .......................................   $272,040    $21,424,823
                                                           ========    ===========
Investments in shares of The Trusts, at cost ...........   $241,155    $21,515,439
The Trusts shares held
 Class A ...............................................     37,266      1,546,903
 Class B ...............................................         --             --

                                                              PIMCO          U.S. Real       Vanguard VIF
                                                          Total Return   Estate -- Class I   Equity Index
                                                         -------------- ------------------- --------------
Assets:
Investments in shares of The Trusts, at fair value .....    $546,990        $77,602,784       $3,187,883
Receivable for The Trusts shares sold ..................          --            344,950               --
Receivable for policy-related transactions .............      48,168                 --           69,822
                                                            --------        -----------       ----------
  Total assets .........................................    $595,158        $77,947,734       $3,257,705
                                                            --------        -----------       ----------
Liabilities:
Payable for The Trusts shares purchased ................      48,378                 --           71,279
Payable for policy-related transactions ................          --            356,668               --
                                                            --------        -----------       ----------
  Total liabilities ....................................      48,378            356,668           71,279
                                                            --------        -----------       ----------
Net Assets .............................................    $546,780        $77,591,066       $3,186,426
                                                            ========        ===========       ==========
Net Assets:
Accumulation Units .....................................    $533,192        $77,480,174       $3,165,837
Accumulation nonunitized ...............................          --                 --               --
Retained by AXA Equitable in Separate Account FP .......      13,588            110,892           20,589
                                                            --------        -----------       ----------
Total net assets .......................................    $546,780        $77,591,066       $3,186,426
                                                            ========        ===========       ==========
Investments in shares of The Trusts, at cost ...........    $559,544        $66,474,847       $3,083,627
The Trusts shares held
 Class A ...............................................      52,839          3,359,244          114,384
 Class B ...............................................          --              3,116               --

-------
The accompanying notes are an integral part of these financial statements.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES

DECEMBER 31, 2005

              (Continued)

                                                Contract charges     Unit Fair Value     Units Outstanding (000's)
                                               ------------------   -----------------   --------------------------
AXA Aggressive Allocation ..................     Class A 0.00%          $ 133.04                      44
AXA Aggressive Allocation ..................     Class A 0.60%          $ 131.26                      58
AXA Aggressive Allocation ..................     Class A 0.80%          $ 130.67                      --
AXA Aggressive Allocation ..................     Class A 0.90%          $ 130.37                       3
AXA Aggressive Allocation ..................     Class B 0.00%          $ 132.30                       1
AXA Aggressive Allocation ..................     Class B 0.60%          $ 130.52                      31
AXA Aggressive Allocation ..................     Class B 0.90%          $ 129.64                      --

AXA Conservative Allocation ................     Class A 0.00%          $ 111.95                       7
AXA Conservative Allocation ................     Class A 0.60%          $ 110.45                      14
AXA Conservative Allocation ................     Class A 0.80%          $ 109.95                      --
AXA Conservative Allocation ................     Class A 0.90%          $ 109.70                       2
AXA Conservative Allocation ................     Class B 0.00%          $ 111.33                      --
AXA Conservative Allocation ................     Class B 0.60%          $ 109.83                       4
AXA Conservative Allocation ................     Class B 0.90%          $ 109.09                      --

AXA Conservative-Plus Allocation ...........     Class A 0.00%          $ 116.90                      11
AXA Conservative-Plus Allocation ...........     Class A 0.60%          $ 115.33                      17
AXA Conservative-Plus Allocation ...........     Class A 0.80%          $ 114.81                      --
AXA Conservative-Plus Allocation ...........     Class A 0.90%          $ 114.55                       1
AXA Conservative-Plus Allocation ...........     Class B 0.00%          $ 116.25                      --
AXA Conservative-Plus Allocation ...........     Class B 0.60%          $ 114.69                       4
AXA Conservative-Plus Allocation ...........     Class B 0.90%          $ 113.91                      --

AXA Moderate Allocation ....................     Class A 0.00%          $ 249.09                     452
AXA Moderate Allocation ....................     Class A 0.60%          $ 570.03                   1,993
AXA Moderate Allocation ....................     Class A 0.80%          $ 187.42                      23
AXA Moderate Allocation ....................     Class A 0.90%          $ 239.15                     420
AXA Moderate Allocation ....................     Class B 0.00%          $ 124.50                       1
AXA Moderate Allocation ....................     Class B 0.00%          $ 249.09                      --
AXA Moderate Allocation ....................     Class B 0.60%          $ 122.18                     658
AXA Moderate Allocation ....................     Class B 0.90%          $ 130.82                      --

AXA Moderate-Plus Allocation ...............     Class A 0.00%          $ 129.78                     138
AXA Moderate-Plus Allocation ...............     Class A 0.60%          $ 128.04                     146
AXA Moderate-Plus Allocation ...............     Class A 0.80%          $ 127.46                       1
AXA Moderate-Plus Allocation ...............     Class A 0.90%          $ 127.17                       9
AXA Moderate-Plus Allocation ...............     Class B 0.00%          $ 129.05                       2
AXA Moderate-Plus Allocation ...............     Class B 0.60%          $ 127.32                      59
AXA Moderate-Plus Allocation ...............     Class B 0.90%          $ 126.46                      --

AXA Premier VIP Aggressive Equity ..........     Class A 0.00%          $ 167.64                     300
AXA Premier VIP Aggressive Equity ..........     Class A 0.60%          $ 684.53                     649
AXA Premier VIP Aggressive Equity ..........     Class A 0.80%          $ 101.92                      33
AXA Premier VIP Aggressive Equity ..........     Class A 0.90%          $ 184.07                     144
AXA Premier VIP Aggressive Equity ..........     Class B 0.00%          $  87.49                      --
AXA Premier VIP Aggressive Equity ..........     Class B 0.00%          $ 167.64                      --
AXA Premier VIP Aggressive Equity ..........     Class B 0.60%          $  83.66                     198
AXA Premier VIP Aggressive Equity ..........     Class B 0.90%          $  81.80                      --

AXA Premier VIP Core Bond ..................     Class A 0.00%          $ 107.19                       4
AXA Premier VIP Core Bond ..................     Class A 0.00%          $ 113.43                      93
AXA Premier VIP Core Bond ..................     Class A 0.60%          $ 116.79                       4
AXA Premier VIP Core Bond ..................     Class B 0.00%          $ 118.63                      68
AXA Premier VIP Core Bond ..................     Class B 0.60%          $ 115.81                     364
AXA Premier VIP Core Bond ..................     Class B 0.80%          $ 114.88                       1
AXA Premier VIP Core Bond ..................     Class B 0.90%          $ 114.42                      24

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2005

                                                   Contract charges     Unit Fair Value     Units Outstanding (000's)
                                                  ------------------   -----------------   --------------------------
AXA Premier VIP Health Care ...................     Class A 0.00%          $ 125.60                      1
AXA Premier VIP Health Care ...................     Class A 0.00%          $ 156.16                     25
AXA Premier VIP Health Care ...................     Class A 0.60%          $ 121.55                      6
AXA Premier VIP Health Care ...................     Class B 0.00%          $ 123.03                     58
AXA Premier VIP Health Care ...................     Class B 0.60%          $ 120.10                    135
AXA Premier VIP Health Care ...................     Class B 0.80%          $ 119.14                     --
AXA Premier VIP Health Care ...................     Class B 0.90%          $ 118.66                      7

AXA Premier VIP High Yield ....................     Class A 0.00%          $ 198.64                    231
AXA Premier VIP High Yield ....................     Class A 0.60%          $ 354.00                    345
AXA Premier VIP High Yield ....................     Class A 0.80%          $ 142.79                      7
AXA Premier VIP High Yield ....................     Class A 0.90%          $ 214.55                     50
AXA Premier VIP High Yield ....................     Class B 0.00%          $ 121.79                     --
AXA Premier VIP High Yield ....................     Class B 0.00%          $ 198.64                     --
AXA Premier VIP High Yield ....................     Class B 0.00%          $ 121.79                     --
AXA Premier VIP High Yield ....................     Class B 0.60%          $ 101.05                    205
AXA Premier VIP High Yield ....................     Class B 0.90%          $  98.80                     --

AXA Premier VIP International Equity ..........     Class A 0.00%          $ 196.79                     39
AXA Premier VIP International Equity ..........     Class A 0.60%          $ 145.04                      1
AXA Premier VIP International Equity ..........     Class B 0.00%          $ 187.53                      4
AXA Premier VIP International Equity ..........     Class B 0.60%          $ 141.25                    188
AXA Premier VIP International Equity ..........     Class B 0.80%          $ 183.53                     --
AXA Premier VIP International Equity ..........     Class B 0.90%          $ 139.55                     14

AXA Premier VIP Large Cap Core Equity .........     Class A 0.00%          $ 159.77                     17
AXA Premier VIP Large Cap Core Equity .........     Class A 0.60%          $ 115.37                     --
AXA Premier VIP Large Cap Core Equity .........     Class B 0.00%          $ 144.48                      1
AXA Premier VIP Large Cap Core Equity .........     Class B 0.60%          $ 113.43                     26
AXA Premier VIP Large Cap Core Equity .........     Class B 0.80%          $ 141.40                     --
AXA Premier VIP Large Cap Core Equity .........     Class B 0.90%          $ 112.07                      2

AXA Premier VIP Large Cap Growth ..............     Class A 0.00%          $ 155.44                     39
AXA Premier VIP Large Cap Growth ..............     Class A 0.60%          $ 107.10                      1
AXA Premier VIP Large Cap Growth ..............     Class B 0.00%          $ 140.46                      1
AXA Premier VIP Large Cap Growth ..............     Class B 0.60%          $ 100.58                     82
AXA Premier VIP Large Cap Growth ..............     Class B 0.80%          $ 137.47                     --
AXA Premier VIP Large Cap Growth ..............     Class B 0.90%          $  99.37                      6

AXA Premier VIP Large Cap Value ...............     Class A 0.00%          $ 170.29                     28
AXA Premier VIP Large Cap Value ...............     Class A 0.60%          $ 125.96                      2
AXA Premier VIP Large Cap Value ...............     Class B 0.00%          $ 156.37                      2
AXA Premier VIP Large Cap Value ...............     Class B 0.60%          $ 125.71                    119
AXA Premier VIP Large Cap Value ...............     Class B 0.80%          $ 153.04                     --
AXA Premier VIP Large Cap Value ...............     Class B 0.90%          $ 124.20                      6

AXA Premier VIP Mid Cap Growth ................     Class A 0.00%          $ 184.38                     40
AXA Premier VIP Mid Cap Growth ................     Class A 0.60%          $ 110.03                      1
AXA Premier VIP Mid Cap Growth ................     Class B 0.00%          $ 165.30                      3
AXA Premier VIP Mid Cap Growth ................     Class B 0.60%          $ 104.18                    160
AXA Premier VIP Mid Cap Growth ................     Class B 0.80%          $ 161.78                     --
AXA Premier VIP Mid Cap Growth ................     Class B 0.90%          $ 102.93                     10

AXA Premier VIP Mid Cap Value .................     Class A 0.00%          $ 128.56                      2
AXA Premier VIP Mid Cap Value .................     Class A 0.00%          $ 195.29                     29
AXA Premier VIP Mid Cap Value .................     Class A 0.60%          $ 126.59                      2
AXA Premier VIP Mid Cap Value .................     Class B 0.00%          $ 129.87                     49

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2005

                                                            Contract charges     Unit Fair Value     Units Outstanding (000's)
                                                           ------------------   -----------------   --------------------------
AXA Premier VIP Mid Cap Value ..........................     Class B 0.60%          $ 126.79                     268
AXA Premier VIP Mid Cap Value ..........................     Class B 0.80%          $ 125.77                      --
AXA Premier VIP Mid Cap Value ..........................     Class B 0.90%          $ 125.26                      19

AXA Premier VIP Technology .............................     Class A 0.00%          $ 207.81                      26
AXA Premier VIP Technology .............................     Class A 0.60%          $ 113.47                       5
AXA Premier VIP Technology .............................     Class B 0.00%          $ 171.50                      43
AXA Premier VIP Technology .............................     Class B 0.60%          $ 103.20                     552
AXA Premier VIP Technology .............................     Class B 0.80%          $ 167.84                       1
AXA Premier VIP Technology .............................     Class B 0.90%          $ 101.96                      23

Davis Value ............................................     Class A 0.60%          $ 139.21                       5

EQ/Alliance Common Stock ...............................     Class A 0.00%          $ 319.17                     742
EQ/Alliance Common Stock ...............................     Class A 0.60%          $ 860.54                   2,126
EQ/Alliance Common Stock ...............................     Class A 0.80%          $ 210.85                      70
EQ/Alliance Common Stock ...............................     Class A 0.90%          $ 362.05                     390
EQ/Alliance Common Stock ...............................     Class B 0.00%          $ 101.18                      --
EQ/Alliance Common Stock ...............................     Class B 0.00%          $ 319.17                       1
EQ/Alliance Common Stock ...............................     Class B 0.00%          $ 101.18                       1
EQ/Alliance Common Stock ...............................     Class B 0.60%          $ 117.17                   1,771
EQ/Alliance Common Stock ...............................     Class B 0.90%          $ 114.57                      --

EQ/Alliance Growth and Income ..........................     Class A 0.00%          $ 359.17                     251
EQ/Alliance Growth and Income ..........................     Class A 0.60%          $ 330.08                     804
EQ/Alliance Growth and Income ..........................     Class A 0.80%          $ 258.66                      15
EQ/Alliance Growth and Income ..........................     Class A 0.90%          $ 318.09                     112
EQ/Alliance Growth and Income ..........................     Class B 0.00%          $ 135.79                      --
EQ/Alliance Growth and Income ..........................     Class B 0.60%          $ 133.63                     906
EQ/Alliance Growth and Income ..........................     Class B 0.90%          $ 150.93                      --

EQ/Alliance Intermediate Government Securities .........     Class A 0.00%          $ 185.82                     213
EQ/Alliance Intermediate Government Securities .........     Class A 0.60%          $ 212.81                     318
EQ/Alliance Intermediate Government Securities .........     Class A 0.80%          $ 153.61                       4
EQ/Alliance Intermediate Government Securities .........     Class A 0.90%          $ 175.66                      47
EQ/Alliance Intermediate Government Securities .........     Class B 0.00%          $ 135.45                      --
EQ/Alliance Intermediate Government Securities .........     Class B 0.00%          $ 185.82                       1
EQ/Alliance Intermediate Government Securities .........     Class B 0.00%          $ 135.45                      --
EQ/Alliance Intermediate Government Securities .........     Class B 0.60%          $ 130.12                     229
EQ/Alliance Intermediate Government Securities .........     Class B 0.90%          $ 130.34                      --

EQ/Alliance International ..............................     Class A 0.00%          $ 179.02                     450
EQ/Alliance International ..............................     Class A 0.60%          $ 167.81                   2,739
EQ/Alliance International ..............................     Class A 0.80%          $ 139.16                      18
EQ/Alliance International ..............................     Class A 0.90%          $ 162.45                     241
EQ/Alliance International ..............................     Class B 0.00%          $ 124.06                       1
EQ/Alliance International ..............................     Class B 0.60%          $ 126.50                     539
EQ/Alliance International ..............................     Class B 0.90%          $ 121.39                      --

EQ/Alliance Large Cap Growth ...........................     Class A 0.00%          $ 129.05                       2
EQ/Alliance Large Cap Growth ...........................     Class A 0.00%          $ 155.14                      23
EQ/Alliance Large Cap Growth ...........................     Class A 0.60%          $ 110.37                      --
EQ/Alliance Large Cap Growth ...........................     Class B 0.00%          $  78.38                     149
EQ/Alliance Large Cap Growth ...........................     Class B 0.60%          $  75.34                   1,221
EQ/Alliance Large Cap Growth ...........................     Class B 0.80%          $  74.35                      10
EQ/Alliance Large Cap Growth ...........................     Class B 0.90%          $  73.86                      48

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2005

                                                  Contract charges     Unit Fair Value     Units Outstanding (000's)
                                                 ------------------   -----------------   --------------------------
EQ/Alliance Quality Bond .....................     Class A 0.00%          $ 206.40                     185
EQ/Alliance Quality Bond .....................     Class A 0.60%          $ 180.86                     340
EQ/Alliance Quality Bond .....................     Class A 0.80%          $ 167.81                       3
EQ/Alliance Quality Bond .....................     Class A 0.90%          $ 174.29                      36
EQ/Alliance Quality Bond .....................     Class B 0.00%          $ 141.24                      --
EQ/Alliance Quality Bond .....................     Class B 0.60%          $ 135.47                     235
EQ/Alliance Quality Bond .....................     Class B 0.90%          $ 134.77                      --

EQ/Alliance Small Cap Growth .................     Class A 0.00%          $ 194.07                     220
EQ/Alliance Small Cap Growth .................     Class A 0.60%          $ 184.20                     584
EQ/Alliance Small Cap Growth .................     Class A 0.80%          $ 181.01                       7
EQ/Alliance Small Cap Growth .................     Class A 0.90%          $ 179.44                      68
EQ/Alliance Small Cap Growth .................     Class B 0.00%          $ 161.69                      --
EQ/Alliance Small Cap Growth .................     Class B 0.00%          $ 144.90                      --
EQ/Alliance Small Cap Growth .................     Class B 0.60%          $ 138.56                     419
EQ/Alliance Small Cap Growth .................     Class B 0.90%          $ 135.48                      --

EQ/Ariel Appreciation II .....................     Class B 0.00%          $ 103.96                      --

EQ/Bear Stearns Small Company Growth .........     Class B 0.00%          $ 123.53                       5

EQ/Bernstein Diversified Value ...............     Class A 0.00%          $ 126.62                       9
EQ/Bernstein Diversified Value ...............     Class A 0.00%          $ 170.89                     110
EQ/Bernstein Diversified Value ...............     Class A 0.60%          $ 126.02                       6
EQ/Bernstein Diversified Value ...............     Class B 0.00%          $ 151.06                      --
EQ/Bernstein Diversified Value ...............     Class B 0.00%          $ 129.59                     298
EQ/Bernstein Diversified Value ...............     Class B 0.60%          $ 124.06                      14
EQ/Bernstein Diversified Value ...............     Class B 0.60%          $ 144.45                   1,097
EQ/Bernstein Diversified Value ...............     Class B 0.80%          $ 123.13                       7
EQ/Bernstein Diversified Value ...............     Class B 0.90%          $ 141.25                     106

EQ/Boston Advisors Equity Income .............     Class B 0.00%          $ 113.89                      11

EQ/Calvert Socially Responsible ..............     Class A 0.00%          $ 149.34                      --
EQ/Calvert Socially Responsible ..............     Class B 0.00%          $  94.93                      --
EQ/Calvert Socially Responsible ..............     Class B 0.60%          $  91.36                       1
EQ/Calvert Socially Responsible ..............     Class B 0.80%          $  90.19                      --
EQ/Calvert Socially Responsible ..............     Class B 0.90%          $  89.61                      --

EQ/Capital Guardian Growth ...................     Class A 0.00%          $ 141.97                      --
EQ/Capital Guardian Growth ...................     Class B 0.00%          $  77.49                      --
EQ/Capital Guardian Growth ...................     Class B 0.00%          $  89.73                      --
EQ/Capital Guardian Growth ...................     Class B 0.60%          $  85.80                      21
EQ/Capital Guardian Growth ...................     Class B 0.60%          $  75.33                       6
EQ/Capital Guardian Growth ...................     Class B 0.80%          $  73.63                      --
EQ/Capital Guardian Growth ...................     Class B 0.90%          $  83.90                      --

EQ/Capital Guardian International ............     Class A 0.00%          $ 189.87                       1
EQ/Capital Guardian International ............     Class A 0.60%          $ 145.75                       2
EQ/Capital Guardian International ............     Class B 0.00%          $ 124.93                       1
EQ/Capital Guardian International ............     Class B 0.60%          $ 119.87                      39
EQ/Capital Guardian International ............     Class B 0.80%          $ 118.70                      --
EQ/Capital Guardian International ............     Class B 0.90%          $ 117.59                       1

EQ/Capital Guardian Research .................     Class A 0.00%          $ 124.71                       2
EQ/Capital Guardian Research .................     Class A 0.00%          $ 169.42                       1
EQ/Capital Guardian Research .................     Class A 0.60%          $ 114.15                       2
EQ/Capital Guardian Research .................     Class B 0.00%          $ 130.63                     130

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2005

                                               Contract charges     Unit Fair Value     Units Outstanding (000's)
                                              ------------------   -----------------   --------------------------
EQ/Capital Guardian Research ..............     Class B 0.60%          $ 125.74                     491
EQ/Capital Guardian Research ..............     Class B 0.80%          $ 124.14                       5
EQ/Capital Guardian Research ..............     Class B 0.90%          $ 123.36                      41

EQ/Capital Guardian U.S. Equity ...........     Class A 0.00%          $ 122.37                       5
EQ/Capital Guardian U.S. Equity ...........     Class A 0.00%          $ 177.90                      33
EQ/Capital Guardian U.S. Equity ...........     Class A 0.60%          $ 118.70                       5
EQ/Capital Guardian U.S. Equity ...........     Class B 0.00%          $ 126.78                      56
EQ/Capital Guardian U.S. Equity ...........     Class B 0.60%          $ 122.04                     422
EQ/Capital Guardian U.S. Equity ...........     Class B 0.80%          $ 120.49                       1
EQ/Capital Guardian U.S. Equity ...........     Class B 0.90%          $ 119.73                      33

EQ/Caywood-Scholl High Yield Bond .........     Class B 0.00%          $ 104.91                      --

EQ/Equity 500 Index .......................     Class A 0.00%          $ 313.55                     470
EQ/Equity 500 Index .......................     Class A 0.60%          $ 295.07                   1,344
EQ/Equity 500 Index .......................     Class A 0.80%          $ 202.94                      20
EQ/Equity 500 Index .......................     Class A 0.90%          $ 284.70                     215
EQ/Equity 500 Index .......................     Class B 0.00%          $  96.35                      --
EQ/Equity 500 Index .......................     Class B 0.60%          $  95.67                   1,094
EQ/Equity 500 Index .......................     Class B 0.90%          $ 107.63                      --

EQ/Evergreen International Bond ...........     Class B 0.00%          $  97.81                     118

EQ/Evergreen Omega ........................     Class A 0.00%          $ 111.99                       1
EQ/Evergreen Omega ........................     Class A 0.00%          $ 157.88                      --
EQ/Evergreen Omega ........................     Class B 0.00%          $  91.70                      17
EQ/Evergreen Omega ........................     Class B 0.00%          $  88.99                      --
EQ/Evergreen Omega ........................     Class B 0.60%          $  83.59                      89
EQ/Evergreen Omega ........................     Class B 0.80%          $  87.15                      --
EQ/Evergreen Omega ........................     Class B 0.90%          $  83.85                      --
EQ/Evergreen Omega ........................     Class B 0.90%          $  86.59                       4

EQ/FI Mid Cap .............................     Class A 0.00%          $ 130.96                       3
EQ/FI Mid Cap .............................     Class A 0.00%          $ 193.78                      65
EQ/FI Mid Cap .............................     Class A 0.60%          $ 141.98                       3
EQ/FI Mid Cap .............................     Class B 0.00%          $ 125.66                      96
EQ/FI Mid Cap .............................     Class B 0.60%          $ 121.70                     665
EQ/FI Mid Cap .............................     Class B 0.80%          $ 120.40                       2
EQ/FI Mid Cap .............................     Class B 0.90%          $ 119.75                      30

EQ/FI Mid Cap Value .......................     Class A 0.00%          $ 135.88                       7
EQ/FI Mid Cap Value .......................     Class A 0.00%          $ 188.70                      78
EQ/FI Mid Cap Value .......................     Class A 0.60%          $ 139.52                       5
EQ/FI Mid Cap Value .......................     Class B 0.00%          $ 177.95                     196
EQ/FI Mid Cap Value .......................     Class B 0.60%          $ 164.08                   1,153
EQ/FI Mid Cap Value .......................     Class B 0.80%          $ 165.99                       7
EQ/FI Mid Cap Value .......................     Class B 0.90%          $ 129.72                      --
EQ/FI Mid Cap Value .......................     Class B 0.90%          $ 164.54                      88

EQ/GAMCO Mergers and Acquisitions .........     Class B 0.00%          $ 105.99                      --

EQ/GAMCO Small Company Value ..............     Class B 0.00%          $ 118.47                      15

EQ/International Growth ...................     Class B 0.00%          $ 116.03                      --

EQ/Janus Large Cap Growth .................     Class A 0.00%          $ 125.23                       2
EQ/Janus Large Cap Growth .................     Class A 0.00%          $ 158.61                      --
EQ/Janus Large Cap Growth .................     Class A 0.60%          $ 106.87                       2
EQ/Janus Large Cap Growth .................     Class B 0.00%          $  68.55                      65

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2005

                                              Contract charges     Unit Fair Value     Units Outstanding (000's)
                                             ------------------   -----------------   --------------------------
EQ/Janus Large Cap Growth ................     Class B 0.60%          $  66.39                    327
EQ/Janus Large Cap Growth ................     Class B 0.80%          $  65.68                      1
EQ/Janus Large Cap Growth ................     Class B 0.90%          $  65.32                     17

EQ/JPMorgan Core Bond ....................     Class A 0.00%          $ 113.28                     96
EQ/JPMorgan Core Bond ....................     Class A 0.60%          $ 118.54                      3
EQ/JPMorgan Core Bond ....................     Class B 0.00%          $ 119.44                      4
EQ/JPMorgan Core Bond ....................     Class B 0.60%          $ 140.53                     23
EQ/JPMorgan Core Bond ....................     Class B 0.60%          $ 142.96                    127
EQ/JPMorgan Core Bond ....................     Class B 0.80%          $ 115.60                     --
EQ/JPMorgan Core Bond ....................     Class B 0.90%          $ 139.79                     --
EQ/JPMorgan Core Bond ....................     Class B 0.90%          $ 115.13                      8

EQ/JPMorgan Value Opportunities ..........     Class A 0.00%          $ 123.22                      1
EQ/JPMorgan Value Opportunities ..........     Class A 0.00%          $ 160.51                     --
EQ/JPMorgan Value Opportunities ..........     Class B 0.00%          $ 152.22                     51
EQ/JPMorgan Value Opportunities ..........     Class B 0.60%          $ 101.40                     20
EQ/JPMorgan Value Opportunities ..........     Class B 0.60%          $ 144.49                    148
EQ/JPMorgan Value Opportunities ..........     Class B 0.80%          $ 141.99                      2
EQ/JPMorgan Value Opportunities ..........     Class B 0.90%          $ 140.75                     15

EQ/Lazard Small Cap Value ................     Class A 0.00%          $ 185.93                     45
EQ/Lazard Small Cap Value ................     Class A 0.60%          $ 183.45                      3
EQ/Lazard Small Cap Value ................     Class B 0.00%          $ 198.05                      7
EQ/Lazard Small Cap Value ................     Class B 0.00%          $ 199.53                     --
EQ/Lazard Small Cap Value ................     Class B 0.60%          $ 190.80                    101
EQ/Lazard Small Cap Value ................     Class B 0.60%          $ 185.77                      6
EQ/Lazard Small Cap Value ................     Class B 0.80%          $ 188.18                     --
EQ/Lazard Small Cap Value ................     Class B 0.90%          $ 186.56                      6

EQ/Legg Mason Value Equity ...............     Class B 0.00%          $ 106.74                     --

EQ/Long Term Bond ........................     Class B 0.00%          $ 100.89                     --

EQ/Lord Abbett Growth and Income .........     Class B 0.00%          $ 106.94                     --

EQ/Lord Abbett Large Cap Core ............     Class B 0.00%          $ 106.57                     --

EQ/Lord Abbett Mid Cap Value .............     Class B 0.00%          $ 112.49                     --

EQ/Marsico Focus .........................     Class A 0.00%          $ 125.94                      4
EQ/Marsico Focus .........................     Class A 0.00%          $ 156.54                    104
EQ/Marsico Focus .........................     Class A 0.60%          $ 154.45                      4
EQ/Marsico Focus .........................     Class B 0.00%          $ 150.75                     98
EQ/Marsico Focus .........................     Class B 0.60%          $ 146.95                    548
EQ/Marsico Focus .........................     Class B 0.80%          $ 145.70                      2
EQ/Marsico Focus .........................     Class B 0.90%          $ 145.08                     36

EQ/Mercury Basic Value Equity ............     Class A 0.00%          $ 122.25                     65
EQ/Mercury Basic Value Equity ............     Class A 0.00%          $ 170.69                     59
EQ/Mercury Basic Value Equity ............     Class A 0.60%          $ 168.41                      1
EQ/Mercury Basic Value Equity ............     Class B 0.00%          $ 228.07                    142
EQ/Mercury Basic Value Equity ............     Class B 0.60%          $ 216.48                    582
EQ/Mercury Basic Value Equity ............     Class B 0.60%          $ 141.57                     51
EQ/Mercury Basic Value Equity ............     Class B 0.80%          $ 212.74                      5
EQ/Mercury Basic Value Equity ............     Class B 0.90%          $ 210.89                     47

EQ/Mercury International Value ...........     Class A 0.00%          $ 144.34                      4
EQ/Mercury International Value ...........     Class A 0.00%          $ 183.79                     61
EQ/Mercury International Value ...........     Class A 0.60%          $ 139.41                      4

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2005

                                                   Contract charges     Unit Fair Value     Units Outstanding (000's)
                                                  ------------------   -----------------   --------------------------
EQ/Mercury International Value ................     Class B 0.00%          $ 136.43                    224
EQ/Mercury International Value ................     Class B 0.60%          $ 141.60                     11
EQ/Mercury International Value ................     Class B 0.60%          $ 144.58                    641
EQ/Mercury International Value ................     Class B 0.80%          $ 129.63                      3
EQ/Mercury International Value ................     Class B 0.90%          $ 141.37                     78

EQ/MFS Emerging Growth Companies ..............     Class A 0.00%          $ 125.16                      2
EQ/MFS Emerging Growth Companies ..............     Class A 0.00%          $ 164.74                     18
EQ/MFS Emerging Growth Companies ..............     Class A 0.60%          $ 108.73                      1
EQ/MFS Emerging Growth Companies ..............     Class B 0.00%          $ 159.66                    130
EQ/MFS Emerging Growth Companies ..............     Class B 0.60%          $  87.07                     70
EQ/MFS Emerging Growth Companies ..............     Class B 0.60%          $ 151.54                    865
EQ/MFS Emerging Growth Companies ..............     Class B 0.80%          $ 148.92                     10
EQ/MFS Emerging Growth Companies ..............     Class B 0.90%          $ 147.63                     53

EQ/MFS Investors Trust ........................     Class A 0.00%          $ 125.95                     --
EQ/MFS Investors Trust ........................     Class A 0.00%          $ 151.87                     --
EQ/MFS Investors Trust ........................     Class A 0.60%          $ 113.10                     --
EQ/MFS Investors Trust ........................     Class B 0.00%          $  99.41                     15
EQ/MFS Investors Trust ........................     Class B 0.60%          $  95.56                     93
EQ/MFS Investors Trust ........................     Class B 0.80%          $  94.30                     --
EQ/MFS Investors Trust ........................     Class B 0.90%          $  93.68                     12

EQ/Money Market ...............................     Class A 0.00%          $ 152.31                    532
EQ/Money Market ...............................     Class A 0.60%          $ 228.36                    657
EQ/Money Market ...............................     Class A 0.80%          $ 131.07                      4
EQ/Money Market ...............................     Class A 0.90%          $ 146.23                     72
EQ/Money Market ...............................     Class B 0.00%          $ 117.70                      7
EQ/Money Market ...............................     Class B 0.00%          $ 123.69                     --
EQ/Money Market ...............................     Class B 0.00%          $ 152.31                      3
EQ/Money Market ...............................     Class B 0.60%          $ 118.28                    474
EQ/Money Market ...............................     Class B 0.90%          $ 115.65                     --

EQ/Montag & Caldwell Growth ...................     Class B 0.00%          $ 110.64                      2

EQ/PIMCO Real Return ..........................     Class B 0.00%          $ 100.24                     --

EQ/Short Duration Bond ........................     Class B 0.00%          $ 100.69                     --

EQ/Small Company Index ........................     Class A 0.00%          $ 200.89                     27
EQ/Small Company Index ........................     Class A 0.60%          $ 174.84                     90
EQ/Small Company Index ........................     Class A 0.60%          $ 135.54                     10
EQ/Small Company Index ........................     Class A 0.80%          $ 172.91                     --
EQ/Small Company Index ........................     Class A 0.90%          $ 172.45                      9
EQ/Small Company Index ........................     Class B 0.00%          $ 148.03                     --
EQ/Small Company Index ........................     Class B 0.00%          $ 200.89                      6
EQ/Small Company Index ........................     Class B 0.60%          $ 163.61                     --
EQ/Small Company Index ........................     Class B 0.60%          $ 200.89                      6
EQ/Small Company Index ........................     Class B 0.80%          $ 154.45                     43
EQ/Small Company Index ........................     Class B 0.90%          $ 152.98                     --

EQ/TCW Equity .................................     Class B 0.00%          $ 116.00                      3

EQ/UBS Growth and Income ......................     Class B 0.00%          $ 119.43                      5

EQ/Van Kampen Comstock ........................     Class B 0.00%          $ 105.23                     --

EQ/Van Kampen Emerging Markets Equity .........     Class A 0.00%          $ 178.41                      6
EQ/Van Kampen Emerging Markets Equity .........     Class A 0.00%          $ 287.26                     40
EQ/Van Kampen Emerging Markets Equity .........     Class B 0.00%          $ 156.20                    268

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2005

                                                          Contract charges     Unit Fair Value     Units Outstanding (000's)
                                                         ------------------   -----------------   --------------------------
EQ/Van Kampen Emerging Markets Equity ................     Class B 0.60%          $ 201.38                     29
EQ/Van Kampen Emerging Markets Equity ................     Class B 0.60%          $ 148.53                    783
EQ/Van Kampen Emerging Markets Equity ................     Class B 0.80%          $ 146.05                      4
EQ/Van Kampen Emerging Markets Equity ................     Class B 0.90%          $ 144.82                     57

EQ/Van Kampen Mid Cap Growth .........................     Class B 0.00%          $ 124.85                     --

EQ/Wells Fargo Montgomery Small Cap ..................     Class B 0.00%          $ 120.11                     --

Fidelity VIP Asset Manager: Growth ...................     Class B 0.00%          $ 130.10                     18

Fidelity VIP Contrafund ..............................     Class B 0.00%          $ 170.65                    173

Fidelity VIP Equity-Income ...........................     Class B 0.00%          $ 152.67                     39

Fidelity VIP Growth & Income .........................     Class B 0.00%          $ 133.17                     21

Fidelity VIP High Income .............................     Class B 0.00%          $ 127.93                     25

Fidelity VIP Investment Grade Bond ...................     Class B 0.00%          $ 108.74                     56

Fidelity VIP Mid Cap .................................     Class B 0.00%          $ 211.79                    125

Fidelity VIP Value ...................................     Class B 0.00%          $ 150.16                     20

Fidelity VIP Value Startegies ........................     Class B 0.00%          $ 179.87                     18

Laudus Rosenberg VIT Value Long/Short Equity .........     Class B 0.00%          $ 107.40                     15
Laudus Rosenberg VIT Value Long/Short Equity .........     Class B 0.60%          $ 105.68                     97
Laudus Rosenberg VIT Value Long/Short Equity .........     Class B 0.80%          $ 105.11                     --
Laudus Rosenberg VIT Value Long/Short Equity .........     Class B 0.90%          $ 104.83                      7

MFS Mid Cap Growth ...................................     Class A 0.60%          $ 124.48                      2

OpCap Renaissance ....................................     Class A 0.00%          $ 209.97                     47
OpCap Renaissance ....................................     Class A 0.00%          $ 120.12                      3
OpCap Renaissance ....................................     Class A 0.60%          $ 177.02                     57
OpCap Renaissance ....................................     Class A 0.60%          $ 150.03                      3
OpCap Renaissance ....................................     Class A 0.80%          $ 176.07                     --
OpCap Renaissance ....................................     Class A 0.90%          $ 175.60                      4

PIMCO Total Return ...................................     Class A 0.60%          $ 116.12                      5

U.S. Real Estate -- Class I ..........................     Class A 0.00%          $ 164.18                      5
U.S. Real Estate -- Class I ..........................     Class A 0.00%          $ 230.73                    165
U.S. Real Estate -- Class I ..........................     Class A 0.60%          $ 203.80                    178
U.S. Real Estate -- Class I ..........................     Class A 0.80%          $ 202.70                     --
U.S. Real Estate -- Class I ..........................     Class A 0.90%          $ 202.15                     10
U.S. Real Estate -- Class I ..........................     Class B 0.00%          $ 170.26                     --

Vanguard VIF Equity Index ............................     Class A 0.60%          $ 113.32                     28

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2005

                                                    AXA Aggressive  AXA Conservative   AXA Conservative-
                                                      Allocation       Allocation       Plus Allocation
                                                   --------------- ------------------ -------------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................    $  596,080       $ 102,920           $ 138,561
 Expenses: .......................................
  Mortality and expense risk charges .............        52,188          12,104              10,858
                                                      ----------       ---------           ---------
Net Investment Income (Loss) .....................       543,892          90,816             127,703
                                                      ----------       ---------           ---------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............        73,830          11,803              25,602
  Realized gain distribution from The Trusts .....            --           5,352               9,191
                                                      ----------       ---------           ---------
 Net realized gain (loss) ........................        73,830          17,155              34,793
                                                      ----------       ---------           ---------
 Change in unrealized appreciation
  (depreciation) of investments ..................       582,092         (44,575)            (48,655)
                                                      ----------       ---------           ---------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................       655,922         (27,420)            (13,862)
                                                      ----------       ---------           ---------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................    $1,199,814       $  63,396           $ 113,841
                                                      ==========       =========           =========

                                                    AXA Moderate    AXA Moderate-     AXA Premier VIP    AXA Premier VIP
                                                     Allocation    Plus Allocation   Aggressive Equity      Core Bond
                                                   -------------- ----------------- ------------------- -----------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................  $36,718,922       $1,625,999       $         --       $   2,183,055
 Expenses: .......................................
  Mortality and expense risk charges .............    8,274,934          109,790          2,878,322             276,319
                                                    -----------       ----------       ------------       -------------
Net Investment Income (Loss) .....................   28,443,988        1,516,209         (2,878,322)          1,906,736
                                                    -----------       ----------       ------------       -------------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............   16,372,634          180,908           (338,971)           (350,258)
  Realized gain distribution from The Trusts .....           --               --                 --                  --
                                                    -----------       ----------       ------------       -------------
 Net realized gain (loss) ........................   16,372,634          180,908           (338,971)           (350,258)
                                                    -----------       ----------       ------------       -------------
 Change in unrealized appreciation
  (depreciation) of investments ..................   16,660,512          920,743         41,899,010            (750,320)
                                                    -----------       ----------       ------------       -------------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................   33,033,146        1,101,651         41,560,039          (1,100,578)
                                                    -----------       ----------       ------------       -------------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................  $61,477,134       $2,617,860       $ 38,681,717       $     806,158
                                                    ===========       ==========       ============       =============

-------
The accompanying notes are an integral part of these financial statements.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEAR ENDED DECEMBER 31, 2005

                                                    AXA Premier VIP   AXA Premier VIP      AXA Premier VIP
                                                      Health Care        High Yield     International Equity
                                                   ----------------- ----------------- ----------------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................     $  656,646      $ 15,847,271          $1,304,002
 Expenses: .......................................
  Mortality and expense risk charges .............         94,393           895,812             148,044
                                                       ----------      ------------          ----------
Net Investment Income (Loss) .....................        562,253        14,951,459           1,155,958
                                                       ----------      ------------          ----------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............        454,490        (2,658,650)            666,845
  Realized gain distribution from The Trusts .....        721,073                --           1,206,321
                                                       ----------      ------------          ----------
 Net realized gain (loss) ........................      1,175,563        (2,658,650)          1,873,166
                                                       ----------      ------------          ----------
 Change in unrealized appreciation
  (depreciation) of investments ..................         93,972        (6,934,784)          1,796,599
                                                       ----------      ------------          ----------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................      1,269,535        (9,593,434)          3,669,765
                                                       ----------      ------------          ----------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................     $1,831,788      $  5,358,025          $4,825,723
                                                       ==========      ============          ==========

                                                    AXA Premier VIP
                                                       Large Cap      AXA Premier VIP   AXA Premier VIP   AXA Premier VIP
                                                      Core Equity    Large Cap Growth   Large Cap Value   Mid Cap Growth
                                                   ---------------- ------------------ ----------------- ----------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................     $ 46,875         $       --        $  552,850      $     369,656
 Expenses: .......................................
  Mortality and expense risk charges .............       14,753             48,242            74,498             98,313
                                                       --------         ----------        ----------      -------------
Net Investment Income (Loss) .....................       32,122            (48,242)          478,352            271,343
                                                       --------         ----------        ----------      -------------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............       97,591            268,952           288,728            718,250
  Realized gain distribution from The Trusts .....      113,159                 --           443,836          2,942,450
                                                       --------         ----------        ----------      -------------
 Net realized gain (loss) ........................      210,750            268,952           732,564          3,660,700
                                                       --------         ----------        ----------      -------------
 Change in unrealized appreciation
  (depreciation) of investments ..................       91,708            852,359          (116,685)        (1,988,037)
                                                       --------         ----------        ----------      -------------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................      302,458          1,121,311           615,879          1,672,663
                                                       --------         ----------        ----------      -------------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................     $334,580         $1,073,069        $1,094,231      $   1,944,006
                                                       ========         ==========        ==========      =============

-------
The accompanying notes are an integral part of these financial statements.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEAR ENDED DECEMBER 31, 2005

                                                    AXA Premier VIP   AXA Premier VIP
                                                     Mid Cap Value       Technology     Davis Value
                                                   ----------------- ----------------- -------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................   $   3,335,694      $      199        $ 7,108
 Expenses: .......................................
  Mortality and expense risk charges .............         194,154         325,150          3,446
                                                     -------------      ----------        -------
Net Investment Income (Loss) .....................       3,141,540        (324,951)         3,662
                                                     -------------      ----------        -------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............       1,667,038       1,418,890         20,271
  Realized gain distribution from The Trusts .....       7,264,170             434             --
                                                     -------------      ----------        -------
 Net realized gain (loss) ........................       8,931,208       1,419,324         20,271
                                                     -------------      ----------        -------
 Change in unrealized appreciation
  (depreciation) of investments ..................      (8,897,352)      5,712,887         33,253
                                                     -------------      ----------        -------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................          33,856       7,132,211         53,524
                                                     -------------      ----------        -------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................   $   3,175,396      $6,807,260        $57,186
                                                     =============      ==========        =======

                                                                                              EQ/Alliance
                                                      EQ/Alliance       EQ/Alliance           Intermediate        EQ/Alliance
                                                     Common Stock    Growth and Income   Government Securities   International
                                                   ---------------- ------------------- ----------------------- --------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................  $   25,196,085      $ 6,172,436          $   5,473,203       $10,360,701
 Expenses: .......................................
  Mortality and expense risk charges .............      13,450,123        2,611,485                719,639         3,238,870
                                                    --------------      -----------          -------------       -----------
Net Investment Income (Loss) .....................      11,745,962        3,560,951              4,753,564         7,121,831
                                                    --------------      -----------          -------------       -----------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............     (35,133,374)       3,331,605               (921,747)       14,930,473
  Realized gain distribution from The Trusts .....              --       15,434,300                     --                --
                                                    --------------      -----------          -------------       -----------
 Net realized gain (loss) ........................     (35,133,374)      18,765,905               (921,747)       14,930,473
                                                    --------------      -----------          -------------       -----------
 Change in unrealized appreciation
  (depreciation) of investments ..................     113,916,981        3,088,109             (2,113,517)       62,525,996
                                                    --------------      -----------          -------------       -----------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................      78,783,607       21,854,014             (3,035,264)       77,456,469
                                                    --------------      -----------          -------------       -----------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................  $   90,529,569      $25,414,965          $   1,718,300       $84,578,300
                                                    ==============      ===========          =============       ===========

-------
The accompanying notes are an integral part of these financial statements.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEAR ENDED DECEMBER 31, 2005

                                                       EQ/Alliance      EQ/Alliance       EQ/Alliance
                                                    Large Cap Growth    Quality Bond   Small Cap Growth
                                                   ------------------ --------------- ------------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................    $         --     $   5,518,208     $         --
 Expenses: .......................................
  Mortality and expense risk charges .............         521,232           633,621        1,014,462
                                                      ------------     -------------     ------------
Net Investment Income (Loss) .....................        (521,232)        4,884,587       (1,014,462)
                                                      ------------     -------------     ------------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............      (1,493,212)          145,652        6,813,377
  Realized gain distribution from The Trusts .....              --                --               --
                                                      ------------     -------------     ------------
 Net realized gain (loss) ........................      (1,493,212)          145,652        6,813,377
                                                      ------------     -------------     ------------
 Change in unrealized appreciation
  (depreciation) of investments ..................      15,068,041        (2,637,874)      16,153,862
                                                      ------------     -------------     ------------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................      13,574,829        (2,492,222)      22,967,239
                                                      ------------     -------------     ------------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................    $ 13,053,597     $   2,392,365     $ 21,952,777
                                                      ============     =============     ============

                                                                          EQ/Bear Stearns
                                                          EQ/Ariel             Small          EQ/Bernstein     EQ/Boston Advisors
                                                    Appreciation II (b)   Company Growth   Diversified Value     Equity Income
                                                   --------------------- ---------------- ------------------- -------------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................         $ 2                $ 9,843         $ 2,681,731           $16,144
 Expenses: .......................................
  Mortality and expense risk charges .............          --                     --           1,049,244                --
                                                           ---                -------         -----------           -------
Net Investment Income (Loss) .....................           2                  9,843           1,632,487            16,144
                                                           ---                -------         -----------           -------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............          --                  1,424           4,784,786             2,144
  Realized gain distribution from The Trusts .....          --                     --           4,724,377                --
                                                           ---                -------         -----------           -------
 Net realized gain (loss) ........................          --                  1,424           9,509,163             2,144
                                                           ---                -------         -----------           -------
 Change in unrealized appreciation
  (depreciation) of investments ..................          (6)                19,090             (16,652)           25,382
                                                           ---                -------         -----------           -------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................          (6)                20,514           9,492,511            27,526
                                                           ---                -------         -----------           -------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................         $(4)               $30,357         $11,124,998           $43,670
                                                           ===                =======         ===========           =======

-------
The accompanying notes are an integral part of these financial statements.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEAR ENDED DECEMBER 31, 2005

                                                    EQ/Calvert           EQ/Capital           EQ/Capital
                                               Socially Responsible   Guardian Growth   Guardian International
                                              ---------------------- ----------------- ------------------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts .................        $    --            $    4,038             $ 71,135
 Expenses: ..................................
  Mortality and expense risk charges ........            242                10,786               23,334
                                                     -------            ----------             --------
Net Investment Income (Loss) ................           (242)               (6,748)              47,801
                                                     -------            ----------             --------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments .......          1,245               (31,022)              79,847
  Realized gain distribution from The Trusts           6,578                    --                6,009
                                                     -------            ----------             --------
 Net realized gain (loss) ...................          7,823               (31,022)              85,856
                                                     -------            ----------             --------
 Change in unrealized appreciation
  (depreciation) of investments .............          5,873               134,927              571,046
                                                     -------            ----------             --------
Net Realized and Unrealized Gain (Loss) on
 Investments ................................         13,696               103,905              656,902
                                                     -------            ----------             --------
Net Increase (Decrease) in Net Assets
 Resulting from Operations ..................        $13,454            $   97,157             $704,703
                                                     =======            ==========             ========

                                                   EQ/Capital           EQ/Capital         EQ/Caywood-Scholl      EQ/Equity
                                               Guardian Research   Guardian U.S. Equity   High Yield Bond (a)     500 Index
                                              ------------------- ---------------------- --------------------- --------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts .................      $  462,828         $     378,051              $ 124          $10,929,056
 Expenses: ..................................
  Mortality and expense risk charges ........         408,565               325,052                 --            3,566,196
                                                   ----------         -------------              -----          -----------
Net Investment Income (Loss) ................          54,263                52,999                124            7,362,860
                                                   ----------         -------------              -----          -----------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments .......       2,639,354             3,587,550                  6            3,174,850
  Realized gain distribution from The Trusts               --             3,443,759                 --           12,822,177
                                                   ----------         -------------              -----          -----------
 Net realized gain (loss) ...................       2,639,354             7,031,309                  6           15,997,027
                                                   ----------         -------------              -----          -----------
 Change in unrealized appreciation
  (depreciation) of investments .............       1,720,192            (3,405,777)               (91)           4,797,790
                                                   ----------         -------------              -----          -----------
Net Realized and Unrealized Gain (Loss) on
 Investments ................................       4,359,546             3,625,532                (85)          20,794,817
                                                   ----------         -------------              -----          -----------
Net Increase (Decrease) in Net Assets
 Resulting from Operations ..................      $4,413,809         $   3,678,531              $  39          $28,157,677
                                                   ==========         =============              =====          ===========

-------
The accompanying notes are an integral part of these financial statements.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEAR ENDED DECEMBER 31, 2005

                                                      EQ/Evergreen        EQ/Evergreen        EQ/FI
                                                 International Bond (b)       Omega          Mid Cap
                                                ------------------------ -------------- ----------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ...................          $  --            $     3,447    $    7,711,277
 Expenses: ....................................
  Mortality and expense risk charges ..........             --                 48,169           475,575
                                                         -----            -----------    --------------
Net Investment Income (Loss) ..................             --                (44,722)        7,235,702
                                                         -----            -----------    --------------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments .........             --                354,599         3,217,335
  Realized gain distribution from The Trusts ..             --                291,161         6,458,796
                                                         -----            -----------    --------------
 Net realized gain (loss) .....................             --                645,760         9,676,131
                                                         -----            -----------    --------------
 Change in unrealized appreciation
  (depreciation) of investments ...............            (32)              (289,712)      (10,776,853)
                                                         -----            -----------    --------------
Net Realized and Unrealized Gain (Loss) on
 Investments ..................................            (32)               356,048        (1,100,722)
                                                         -----            -----------    --------------
Net Increase (Decrease) in Net Assets
 Resulting from Operations ....................          $ (32)           $   311,326    $    6,134,980
                                                         =====            ===========    ==============

                                                     EQ/FI                 EQ/GAMCO                   EQ/GAMCO
                                                 Mid Cap Value   Mergers and Acquisitions (a)   Small Company Value
                                                --------------- ------------------------------ ---------------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ...................  $ 11,395,072               $   48                  $   10,962
 Expenses: ....................................
  Mortality and expense risk charges ..........     1,192,060                   --                          --
                                                 ------------               ------                  ----------
Net Investment Income (Loss) ..................    10,203,012                   48                      10,962
                                                 ------------               ------                  ----------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments .........     4,357,375                   --                       1,491
  Realized gain distribution from The Trusts ..    15,760,663                    6                     105,568
                                                 ------------               ------                  ----------
 Net realized gain (loss) .....................    20,118,038                    6                     107,059
                                                 ------------               ------                  ----------
 Change in unrealized appreciation
  (depreciation) of investments ...............    (5,600,052)                 (30)                    (70,976)
                                                 ------------               ------                  ----------
Net Realized and Unrealized Gain (Loss) on
 Investments ..................................    14,517,986                  (24)                     36,083
                                                 ------------               ------                  ----------
Net Increase (Decrease) in Net Assets
 Resulting from Operations ....................  $ 24,720,998               $   24                  $   47,045
                                                 ============               ======                  ==========

                                                 EQ/International
                                                    Growth (a)
                                                ------------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ...................        $ 17
 Expenses: ....................................
  Mortality and expense risk charges ..........          --
                                                       ----
Net Investment Income (Loss) ..................          17
                                                       ----
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments .........          50
  Realized gain distribution from The Trusts ..          --
                                                       ----
 Net realized gain (loss) .....................          50
                                                       ----
 Change in unrealized appreciation
  (depreciation) of investments ...............         115
                                                       ----
Net Realized and Unrealized Gain (Loss) on
 Investments ..................................         165
                                                       ----
Net Increase (Decrease) in Net Assets
 Resulting from Operations ....................        $182
                                                       ====

-------
The accompanying notes are an integral part of these financial statements.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEAR ENDED DECEMBER 31, 2005

                                                    EQ/Janus Large  EQ/JPMorgan       EQ/JPMorgan
                                                      Cap Growth     Core Bond    Value Opportunities
                                                   --------------- ------------- ---------------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................   $      443     $1,169,707        $  523,774
 Expenses: .......................................
  Mortality and expense risk charges .............      131,348        100,611           162,486
                                                     ----------     ----------        ----------
Net Investment Income (Loss) .....................     (130,905)     1,069,096           361,288
                                                     ----------     ----------        ----------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............      680,489         31,542           887,285
  Realized gain distribution from The Trusts .....           --             --                --
                                                     ----------     ----------        ----------
 Net realized gain (loss) ........................      680,489         31,542           887,285
                                                     ----------     ----------        ----------
 Change in unrealized appreciation
  (depreciation) of investments ..................    1,244,466       (663,385)         (104,815)
                                                     ----------     ----------        ----------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................    1,924,955       (631,843)          782,470
                                                     ----------     ----------        ----------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................   $1,794,050     $  437,253        $1,143,758
                                                     ==========     ==========        ==========

                                                       EQ/Lazard        EQ/Legg Mason       EQ/Long         EQ/Lord Abbett
                                                    Small Cap Value   Value Equity (b)   Term Bond (a)   Growth and Income (a)
                                                   ----------------- ------------------ --------------- ----------------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................   $   1,346,515         $    1            $100               $   1
 Expenses: .......................................
  Mortality and expense risk charges .............         110,906             --              --                  --
                                                     -------------         ------            ----               -----
Net Investment Income (Loss) .....................       1,235,609              1             100                   1
                                                     -------------         ------            ----               -----
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............         215,351             --               3                   7
  Realized gain distribution from The Trusts .....       1,394,709             --              36                  --
                                                     -------------         ------            ----               -----
 Net realized gain (loss) ........................       1,610,060             --              39                   7
                                                     -------------         ------            ----               -----
 Change in unrealized appreciation
  (depreciation) of investments ..................      (1,391,656)          (171)            (47)                (93)
                                                     -------------         ------            ----               -----
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................         218,404           (171)             (8)                (86)
                                                     -------------         ------            ----               -----
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................   $   1,454,013         $ (170)           $ 92               $ (85)
                                                     =============         ======            ====               =====

-------
The accompanying notes are an integral part of these financial statements.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEAR ENDED DECEMBER 31, 2005

                                                      EQ/Lord Abbett       EQ/Lord Abbett     EQ/Marsico
                                                    Large Cap Core (a)   Mid Cap Value (a)       Focus
                                                   -------------------- ------------------- --------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................         $--                $   81         $    16,584
 Expenses: .......................................
  Mortality and expense risk charges .............          --                    --             457,709
                                                           ---                ------         -----------
Net Investment Income (Loss) .....................          --                    81            (441,125)
                                                           ---                ------         -----------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............          --                     1           3,094,191
  Realized gain distribution from The Trusts .....          --                    --           2,707,927
                                                           ---                ------         -----------
 Net realized gain (loss) ........................          --                     1           5,802,118
                                                           ---                ------         -----------
 Change in unrealized appreciation
  (depreciation) of investments ..................          (7)                 (225)          5,336,137
                                                           ---                ------         -----------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................          (7)                 (224)         11,138,255
                                                           ---                ------         -----------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................         $(7)               $ (143)        $10,697,130
                                                           ===                ======         ===========

                                                        EQ/Mercury            EQ/Mercury        EQ/MFS Emerging       EQ/MFS
                                                    Basic Value Equity   International Value   Growth Companies   Investors Trust
                                                   -------------------- --------------------- ------------------ ----------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................    $   2,582,243          $ 2,363,488         $         --        $ 59,210
 Expenses: .......................................
  Mortality and expense risk charges .............          898,024              601,421              873,266          60,473
                                                      -------------          -----------         ------------        --------
Net Investment Income (Loss) .....................        1,684,219            1,762,067             (873,266)         (1,263)
                                                      -------------          -----------         ------------        --------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............        4,408,651            3,206,790           (4,519,364)        479,792
  Realized gain distribution from The Trusts .....        7,816,109                   --                   --              --
                                                      -------------          -----------         ------------        --------
 Net realized gain (loss) ........................       12,224,760            3,206,790           (4,519,364)        479,792
                                                      -------------          -----------         ------------        --------
 Change in unrealized appreciation
  (depreciation) of investments ..................       (9,411,643)           8,635,952           18,449,876         244,903
                                                      -------------          -----------         ------------        --------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................        2,813,117           11,842,742           13,930,512         724,695
                                                      -------------          -----------         ------------        --------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................    $   4,497,336          $13,604,809         $ 13,057,246        $723,432
                                                      =============          ===========         ============        ========

-------
The accompanying notes are an integral part of these financial statements.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEAR ENDED DECEMBER 31, 2005

                                                                        EQ/Montag &         EQ/PIMCO
                                                    EQ/Money Market   Caldwell Growth   Real Return (a)
                                                   ----------------- ----------------- -----------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................    $9,260,977           $  377           $  157
 Expenses: .......................................
  Mortality and expense risk charges .............     1,520,282               --               --
                                                      ----------           ------           ------
Net Investment Income (Loss) .....................     7,740,695              377              157
                                                      ----------           ------           ------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............      (655,056)             351               --
  Realized gain distribution from The Trusts .....            --               --                5
                                                      ----------           ------           ------
 Net realized gain (loss) ........................      (655,056)             351                5
                                                      ----------           ------           ------
 Change in unrealized appreciation
  (depreciation) of investments ..................       687,838            3,757             (209)
                                                      ----------           ------           ------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................        32,782            4,108             (204)
                                                      ----------           ------           ------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................    $7,773,477           $4,485           $  (47)
                                                      ==========           ======           ======

                                                         EQ/Short          EQ/Small                          EQ/UBS
                                                    Duration Bond (a)   Company Index   EQ/TCW Equity   Growth and Income
                                                   ------------------- --------------- --------------- ------------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................        $  5          $     412,189      $    --           $ 3,323
 Expenses: .......................................
  Mortality and expense risk charges .............          --                140,553           --                --
                                                          ----          -------------      -------           -------
Net Investment Income (Loss) .....................           5                271,636           --             3,323
                                                          ----          -------------      -------           -------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............          --              1,030,406         (168)           15,335
  Realized gain distribution from The Trusts .....          --              1,440,685           --                --
                                                          ----          -------------      -------           -------
 Net realized gain (loss) ........................          --              2,471,091         (168)           15,335
                                                          ----          -------------      -------           -------
 Change in unrealized appreciation
  (depreciation) of investments ..................          (3)            (1,500,061)      22,823            18,961
                                                          ----          -------------      -------           -------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................          (3)               971,030       22,655            34,296
                                                          ----          -------------      -------           -------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................        $  2          $   1,242,666      $22,655           $37,619
                                                          ====          =============      =======           =======

-------
The accompanying notes are an integral part of these financial statements.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEAR ENDED DECEMBER 31, 2005

                                               EQ/Van Kampen       EQ/Van Kampen           EQ/Van Kampen
                                               Comstock (a)   Emerging Markets Equity   Mid Cap Growth (a)
                                              -------------- ------------------------- --------------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts .................      $130             $   852,091               $  --
 Expenses: ..................................
  Mortality and expense risk charges ........        --                 614,939                  --
                                                   ----             -----------               -----
Net Investment Income (Loss) ................       130                 237,152                  --
                                                   ----             -----------               -----
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments .......         3               8,502,926                  --
  Realized gain distribution from The Trusts         --               5,765,602                  --
                                                   ----             -----------               -----
 Net realized gain (loss) ...................         3              14,268,528                  --
                                                   ----             -----------               -----
 Change in unrealized appreciation
  (depreciation) of investments .............       405              26,186,449                 (35)
                                                   ----             -----------               -----
Net Realized and Unrealized Gain (Loss) on
 Investments ................................       408              40,454,977                 (35)
                                                   ----             -----------               -----
Net Increase (Decrease) in Net Assets
 Resulting from Operations ..................      $538             $40,692,129               $ (35)
                                                   ====             ===========               =====

                                                    EQ/Wells Fargo        Fidelity VIP Asset   Fidelity VIP   Fidelity VIP
                                               Montgomery Small Cap (a)     Manager: Growth     Contrafund    Equity-Income
                                              -------------------------- -------------------- -------------- --------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts .................           $  19                   $35,939         $   15,628    $   281,958
 Expenses: ..................................
  Mortality and expense risk charges ........              --                        --                 --             --
                                                        -----                   -------         ----------    -----------
Net Investment Income (Loss) ................              19                    35,939             15,628        281,958
                                                        -----                   -------         ----------    -----------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments .......              --                    44,847            738,778        266,565
  Realized gain distribution from The Trusts               --                        --                 --             --
                                                        -----                   -------         ----------    -----------
 Net realized gain (loss) ...................              --                    44,847            738,778        266,565
                                                        -----                   -------         ----------    -----------
 Change in unrealized appreciation
  (depreciation) of investments .............             (25)                   10,594          2,522,673       (260,183)
                                                        -----                   -------         ----------    -----------
Net Realized and Unrealized Gain (Loss) on
 Investments ................................             (25)                   55,441          3,261,451          6,382
                                                        -----                   -------         ----------    -----------
Net Increase (Decrease) in Net Assets
 Resulting from Operations ..................           $  (6)                  $91,380         $3,277,079    $   288,340
                                                        =====                   =======         ==========    ===========

-------
The accompanying notes are an integral part of these financial statements.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEAR ENDED DECEMBER 31, 2005

                                                      Fidelity VIP    Fidelity VIP        Fidelity VIP
                                                    Growth & Income    High Income   Investment Grade Bond
                                                   ----------------- -------------- -----------------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................      $ 31,838      $   498,110         $   329,873
 Expenses: .......................................
  Mortality and expense risk charges .............            --               --                  --
                                                        --------      -----------         -----------
Net Investment Income (Loss) .....................        31,838          498,110             329,873
                                                        --------      -----------         -----------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............       182,870          (79,360)           (206,281)
  Realized gain distribution from The Trusts .....            --               --                  --
                                                        --------      -----------         -----------
 Net realized gain (loss) ........................       182,870          (79,360)           (206,281)
                                                        --------      -----------         -----------
 Change in unrealized appreciation
  (depreciation) of investments ..................        38,307         (345,141)             (9,153)
                                                        --------      -----------         -----------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................       221,177         (424,501)           (215,434)
                                                        --------      -----------         -----------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................      $253,015      $    73,609         $   114,439
                                                        ========      ===========         ===========

                                                                                                     Laudus Rosenberg
                                                    Fidelity VIP   Fidelity VIP     Fidelity VIP         VIT Value
                                                       Mid Cap         Value      Value Strategies   Long/Short Equity
                                                   -------------- -------------- ------------------ ------------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................   $  197,669      $ 10,238         $ 81,965         $        --
 Expenses: .......................................
  Mortality and expense risk charges .............           --            --               --              55,055
                                                     ----------      --------         --------         -----------
Net Investment Income (Loss) .....................      197,669        10,238           81,965             (55,055)
                                                     ----------      --------         --------         -----------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............    1,071,460       159,714              344             775,201
  Realized gain distribution from The Trusts .....           --            --               --                  --
                                                     ----------      --------         --------         -----------
 Net realized gain (loss) ........................    1,071,460       159,714              344             775,201
                                                     ----------      --------         --------         -----------
 Change in unrealized appreciation
  (depreciation) of investments ..................    2,132,019         4,303           (6,299)            239,655
                                                     ----------      --------         --------         -----------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................    3,203,479       164,017           (5,955)          1,014,856
                                                     ----------      --------         --------         -----------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................   $3,401,148      $174,255         $ 76,010         $   959,801
                                                     ==========      ========         ========         ===========

-------
The accompanying notes are an integral part of these financial statements.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (Concluded)

FOR THE YEAR ENDED DECEMBER 31, 2005

                                                      MFS Mid        OpCap           PIMCO          U.S. Real       Vanguard VIF
                                                    Cap Growth    Renaissance    Total Return   Estate -- Class I   Equity Index
                                                   ------------ --------------- -------------- ------------------- --------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................   $     --    $  1,279,868     $  24,400         $2,409,236       $ 137,408
 Expenses: .......................................
  Mortality and expense risk charges .............      1,326          81,977         2,334            182,524          15,444
                                                     --------    ------------     ---------         ----------       ---------
Net Investment Income (Loss) .....................     (1,326)      1,197,891        22,066          2,226,712         121,964
                                                     --------    ------------     ---------         ----------       ---------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............      9,859          92,619           904          4,398,424          62,911
  Realized gain distribution from The Trusts .....         --              --            --                 --              --
                                                     --------    ------------     ---------         ----------       ---------
 Net realized gain (loss) ........................      9,859          92,619           904          4,398,424          62,911
                                                     --------    ------------     ---------         ----------       ---------
 Change in unrealized appreciation
  (depreciation) of investments ..................      1,428      (2,747,759)      (14,607)         3,293,226         (60,379)
                                                     --------    ------------     ---------         ----------       ---------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................     11,287      (2,655,140)      (13,703)         7,691,650           2,532
                                                     --------    ------------     ---------         ----------       ---------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................   $  9,961    $ (1,457,249)    $   8,363         $9,918,362       $ 124,496
                                                     ========    ============     =========         ==========       =========

-------
The accompanying notes are an integral part of these financial statements.
(a) Commenced Operations on May 9, 2005.
(b) Commenced Operations on October 17, 2005.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS

FOR THE YEARS ENDED DECEMBER 31,

                                                            AXA Aggressive                   AXA Conservative
                                                              Allocation                        Allocation
                                                  ---------------------------------- ---------------------------------
                                                         2005             2004             2005             2004
                                                  ----------------- ---------------- ---------------- ----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ...................   $   543,892        $  75,559        $  90,816        $  51,848
 Net realized gain (loss) on investments ........        73,830           24,273           17,155           74,167
 Change in unrealized appreciation
  (depreciation) on investments .................       582,092          477,426          (44,575)           7,704
                                                    -----------       ----------       ----------       ----------
 Net increase (decrease) in net assets from
  operations ....................................     1,199,814          577,258           63,396          133,719
                                                    -----------       ----------       ----------       ----------
Contractowners Transactions:
 Contributions and Transfers: ...................
  Payments received from contractowners .........     3,654,068        1,478,761          594,078          351,358
  Transfers between funds and guaranteed
   interest account, net ........................     5,464,162        5,331,876          717,752        1,764,812
  Transfers for contract benefits and
   terminations .................................      (170,741)        (176,351)        (290,136)         (11,302)
  Contract maintenance charges ..................      (945,219)        (393,536)        (222,881)        (102,928)
                                                    -----------       ----------       ----------       ----------
Net increase (decrease) in net assets from
 contractowners transactions ....................     8,002,270        6,240,750          798,813        2,001,940
                                                    -----------       ----------       ----------       ----------
Net increase (decrease) in amount retained by
 AXA Equitable in Separate Account FP ...........        11,340           24,557           12,103            7,181
                                                    -----------       ----------       ----------       ----------
Increase (Decrease) in Net Assets ...............     9,213,424        6,842,586          874,312        2,142,840
Net Assets -- Beginning of Period ...............     7,434,054          568,111        2,182,542           39,702
                                                    -----------       ----------       ----------       ----------
Net Assets -- End of Period .....................   $16,647,478       $7,434,054       $3,056,854       $2,182,542
                                                    ===========       ==========       ==========       ==========
Changes in Units (000's):
Unit Activity 0.00% to 0.90% Class A
 Issued .........................................            77               65               25               45
 Redeemed .......................................           (18)             (24)             (21)             (26)
                                                    -----------       ----------       ----------       ----------
 Net Increase (Decrease) ........................            59               41                4               19
                                                    -----------       ----------       ----------       ----------
Unit Activity 0.00% to 0.90% Class B
 Issued .........................................            18               18                5                5
 Redeemed .......................................            (2)              (4)              (3)              (3)
                                                    -----------       ----------       ----------       ----------
 Net Increase (Decrease) ........................            16               14                2                2
                                                    -----------       ----------       ----------       ----------

                                                          AXA Conservative-                      AXA Moderate
                                                           Plus Allocation                        Allocation
                                                  --------------------------------- ---------------------------------------
                                                        2005             2004               2005                2004
                                                  ---------------- ---------------- -------------------- ------------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ...................   $  127,703       $   35,873       $   28,443,988      $    31,292,486
 Net realized gain (loss) on investments ........       34,793           10,162           16,372,634           12,413,462
 Change in unrealized appreciation
  (depreciation) on investments .................      (48,655)          37,565           16,660,512           70,588,454
                                                    ----------       ----------       --------------      --------------
 Net increase (decrease) in net assets from
  operations ....................................      113,841           83,600           61,477,134          114,294,402
                                                    ----------       ----------       --------------      --------------
Contractowners Transactions:
 Contributions and Transfers: ...................
  Payments received from contractowners .........      947,317          592,279          110,612,153          121,639,711
  Transfers between funds and guaranteed
   interest account, net ........................    1,460,854          947,572          (26,557,709)         (32,092,281)
  Transfers for contract benefits and
   terminations .................................      (38,808)         (35,711)         (81,553,466)         (87,332,219)
  Contract maintenance charges ..................     (255,553)         (96,274)         (88,080,470)         (89,440,127)
                                                    ----------       ----------       --------------      --------------
Net increase (decrease) in net assets from
 contractowners transactions ....................    2,113,810        1,407,866          (85,579,492)         (87,224,916)
                                                    ----------       ----------       --------------      --------------
Net increase (decrease) in amount retained by
 AXA Equitable in Separate Account FP ...........       10,859            3,662               65,996               27,400
                                                    ----------       ----------       --------------      --------------
Increase (Decrease) in Net Assets ...............    2,238,510        1,495,128          (24,036,362)          27,064,898
Net Assets -- Beginning of Period ...............    1,671,068          175,940        1,461,702,772        1,434,637,874
                                                    ----------       ----------       --------------      --------------
Net Assets -- End of Period .....................   $3,909,578       $1,671,068       $1,437,666,410       $1,461,702,772
                                                    ==========       ==========       ==============       ==============
Changes in Units (000's):
Unit Activity 0.00% to 0.90% Class A
 Issued .........................................           29               15                  352                  431
 Redeemed .......................................          (10)              (6)                (498)                (621)
                                                    ----------       ----------       --------------      --------------
 Net Increase (Decrease) ........................           19                9                 (146)                (190)
                                                    ----------       ----------       --------------      --------------
Unit Activity 0.00% to 0.90% Class B
 Issued .........................................            3                3                  144                  184
 Redeemed .......................................           (2)              --                 (146)                (124)
                                                    ----------       ----------       --------------      --------------
 Net Increase (Decrease) ........................            1                3                   (2)                  60
                                                    ----------       ----------       --------------      --------------

-------
The accompanying notes are an integral part of these financial statements.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,

                                                             AXA Moderate-                     AXA Premier VIP
                                                            Plus Allocation                   Aggressive Equity
                                                  ----------------------------------- ---------------------------------
                                                         2005              2004             2005             2004
                                                  ----------------- ----------------- ---------------- ----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ...................   $ 1,516,209       $   259,855      $  (2,878,322)   $  (2,871,240)
 Net realized gain (loss) on investments ........       180,908            65,637           (338,971)      (4,480,586)
 Change in unrealized appreciation
  (depreciation) on investments .................       920,743           793,992         41,899,010       64,845,527
                                                    -----------       -----------      -------------    -------------
 Net increase (decrease) in net assets from
  operations ....................................     2,617,860         1,119,484         38,681,717       57,493,701
                                                    -----------       -----------      -------------    -------------
Contractowners Transactions:
 Contributions and Transfers: ...................
  Payments received from contractowners .........    13,764,315         4,435,702         51,925,740       59,929,911
  Transfers between funds and guaranteed
   interest account, net ........................    17,518,788         9,578,746        (22,298,319)     (17,266,731)
  Transfers for contract benefits and
   terminations .................................      (671,715)         (254,385)       (30,775,014)     (35,671,706)
  Contract maintenance charges ..................    (2,952,725)         (868,716)       (36,722,128)     (38,698,068)
                                                    -----------       -----------      -------------    -------------
Net increase (decrease) in net assets from
 contractowners transactions ....................    27,658,663        12,891,347        (37,869,721)     (31,706,594)
                                                    -----------       -----------      -------------    -------------
Net increase (decrease) in amount retained by
 AXA Equitable in Separate Account FP ...........        42,912            23,356             38,222           35,361
                                                    -----------       -----------      -------------    -------------
Increase (Decrease) in Net Assets ...............    30,319,435        14,034,187            850,218       25,822,468
Net Assets -- Beginning of Period ...............    15,318,086         1,283,899        541,158,111      515,335,643
                                                    -----------       -----------      -------------    -------------
Net Assets -- End of Period .....................   $45,637,521       $15,318,086      $ 542,008,329    $ 541,158,111
                                                    ===========       ===========      =============    =============
Changes in Units (000's):
Unit Activity 0.00% to 0.90% Class A
 Issued .........................................           240               125                194              241
 Redeemed .......................................           (55)              (27)              (265)            (313)
                                                    -----------        -----------     -------------    -------------
 Net Increase (Decrease) ........................           185                98                (71)             (72)
                                                    -----------        -----------     -------------    -------------
Unit Activity 0.00% to 0.90% Class B
 Issued .........................................            52                21                 43               54
 Redeemed .......................................            (9)               (4)               (40)             (39)
                                                    --------------     -------------   -------------    -------------
 Net Increase (Decrease) ........................            43                17                  3               15
                                                    -------------      ------------    -------------    -------------

                                                          AXA Premier VIP                   AXA Premier VIP
                                                             Core Bond                        Health Care
                                                  ------------------------------- -----------------------------------
                                                        2005            2004             2005              2004
                                                  --------------- --------------- ----------------- -----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ...................  $  1,906,736    $  1,512,736     $   562,253       $   639,829
 Net realized gain (loss) on investments ........      (350,258)        327,281       1,175,563         1,347,055
 Change in unrealized appreciation
  (depreciation) on investments .................      (750,320)        (96,365)         93,972           (83,621)
                                                   ------------    ------------     -----------       -----------
 Net increase (decrease) in net assets from
  operations ....................................       806,158       1,743,652       1,831,788         1,903,263
                                                   ------------    ------------     -----------       -----------
Contractowners Transactions:
 Contributions and Transfers: ...................
  Payments received from contractowners .........    11,048,624      15,150,768       3,513,151         4,048,806
  Transfers between funds and guaranteed
   interest account, net ........................     1,497,704       7,094,117       3,882,431         5,942,998
  Transfers for contract benefits and
   terminations .................................    (1,941,476)     (3,210,407)       (562,102)         (629,209)
  Contract maintenance charges ..................    (4,352,415)     (4,033,849)     (1,271,250)       (1,020,263)
                                                   ------------    ------------     -----------       -----------
Net increase (decrease) in net assets from
 contractowners transactions ....................     6,252,437      15,000,629       5,562,230         8,342,332
                                                   ------------    ------------     -----------       -----------
Net increase (decrease) in amount retained by
 AXA Equitable in Separate Account FP ...........        36,326          35,954          58,112            46,845
                                                   ------------    ------------     -----------       -----------
Increase (Decrease) in Net Assets ...............     7,094,921      16,780,235       7,452,130        10,292,440
Net Assets -- Beginning of Period ...............    57,597,342      40,817,107      21,619,607        11,327,167
                                                   ------------    ------------     -----------       -----------
Net Assets -- End of Period .....................  $ 64,692,263    $ 57,597,342     $29,071,737       $21,619,607
                                                   ============    ============     ===========       ===========
Changes in Units (000's):
Unit Activity 0.00% to 0.90% Class A
 Issued .........................................            58              60              19                17
 Redeemed .......................................           (27)            (19)             (6)               (5)
                                                   ------------    ------------     -----------       -----------
 Net Increase (Decrease) ........................            31              41              13                12
                                                   ------------    ------------     -----------       -----------
Unit Activity 0.00% to 0.90% Class B
 Issued .........................................           350             406             116               159
 Redeemed .......................................          (326)           (312)            (81)              (95)
                                                   ------------    ------------     -----------       -----------
 Net Increase (Decrease) ........................            24              94              35                64
                                                   ------------    ------------     -----------       -----------

-------
The accompanying notes are an integral part of these financial statements.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,

                                                           AXA Premier VIP                    AXA Premier VIP
                                                             High Yield                    International Equity
                                                  --------------------------------- -----------------------------------
                                                        2005             2004              2005              2004
                                                  ---------------- ---------------- ----------------- -----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ...................  $  14,951,459    $  11,965,746     $ 1,155,958       $   387,917
 Net realized gain (loss) on investments ........     (2,658,650)      (1,027,111)      1,873,166           649,019
 Change in unrealized appreciation
  (depreciation) on investments .................     (6,934,784)       3,813,355       1,796,599         2,118,963
                                                   -------------    -------------     -----------       -----------
 Net increase (decrease) in net assets from
  operations ....................................      5,358,025       14,751,990       4,825,723         3,155,899
                                                   -------------    -------------     -----------       -----------
Contractowners Transactions:
 Contributions and Transfers: ...................
  Payments received from contractowners .........     19,892,168       27,153,505       5,217,915        11,325,385
  Transfers between funds and guaranteed
   interest account, net ........................    (11,163,570)     (13,537,172)      2,878,490         8,435,443
  Transfers for contract benefits and
   terminations .................................     (7,662,691)     (16,035,327)       (778,800)         (446,170)
  Contract maintenance charges ..................    (10,861,300)     (10,584,469)     (1,554,514)         (928,268)
                                                   -------------    -------------     -----------       -----------
Net increase (decrease) in net assets from
 contractowners transactions ....................     (9,795,393)     (13,003,463)      5,763,091        18,386,390
                                                   -------------    -------------     -----------       -----------
Net increase (decrease) in amount retained by
 AXA Equitable in Separate Account FP ...........         44,825           40,129          41,742            27,689
                                                   -------------    -------------     -----------       -----------
Increase (Decrease) in Net Assets ...............     (4,392,543)       1,788,656      10,630,556        21,569,978
Net Assets -- Beginning of Period ...............    206,384,842      204,596,186      26,621,663         5,051,685
                                                   -------------    -------------     -----------       -----------
Net Assets -- End of Period .....................  $ 201,992,299    $ 206,384,842     $37,252,219       $26,621,663
                                                   =============    =============     ===========       ===========
Changes in Units (000's):
Unit Activity 0.00% to 0.90% Class A
 Issued .........................................            593              747              25                20
 Redeemed .......................................           (628)            (768)             (9)               (6)
                                                   -------------    -------------     -----------       -----------
 Net Increase (Decrease) ........................            (35)             (21)             16                14
                                                   -------------    -------------     -----------       -----------
Unit Activity 0.00% to 0.90% Class B
 Issued .........................................             80               90              76               179
 Redeemed .......................................            (59)             (73)            (51)              (35)
                                                   -------------    -------------     -----------       -----------
 Net Increase (Decrease) ........................             21               17              25               144
                                                   -------------    -------------     -----------       -----------

                                                           AXA Premier VIP                   AXA Premier VIP
                                                        Large Cap Core Equity               Large Cap Growth
                                                  --------------------------------- ---------------------------------
                                                        2005             2004             2005             2004
                                                  ---------------- ---------------- --------------- -----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ...................    $  32,122        $  81,352       $   (48,242)    $   (38,302)
 Net realized gain (loss) on investments ........      210,750          172,834           268,952         290,889
 Change in unrealized appreciation
  (depreciation) on investments .................       91,708           78,232           852,359         366,619
                                                    ----------       ----------       -----------     -----------
 Net increase (decrease) in net assets from
  operations ....................................      334,580          332,418         1,073,069         619,206
                                                    ----------       ----------       -----------     -----------
Contractowners Transactions:
 Contributions and Transfers: ...................
  Payments received from contractowners .........    1,315,524        1,298,616         3,722,070       2,887,293
  Transfers between funds and guaranteed
   interest account, net ........................      904,839          765,604           357,725       2,438,154
  Transfers for contract benefits and
   terminations .................................      (92,085)         (38,996)         (407,935)       (234,240)
  Contract maintenance charges ..................     (420,230)        (330,416)         (971,834)       (705,112)
                                                    ----------       ----------       -----------     -----------
Net increase (decrease) in net assets from
 contractowners transactions ....................    1,708,048        1,694,808         2,700,026       4,386,095
                                                    ----------       ----------       -----------     -----------
Net increase (decrease) in amount retained by
 AXA Equitable in Separate Account FP ...........       14,753           10,802            38,637          36,537
                                                    ----------       ----------       -----------     -----------
Increase (Decrease) in Net Assets ...............    2,057,381        2,038,028         3,811,732       5,041,838
Net Assets -- Beginning of Period ...............    4,166,460        2,128,432        11,593,545       6,551,707
                                                    ----------       ----------       -----------     -----------
Net Assets -- End of Period ....................    $6,223,841       $4,166,460       $15,405,277     $11,593,545
                                                    ==========       ==========       ===========     ===========
Changes in Units (000's):
Unit Activity 0.00% to 0.90% Class A
 Issued .........................................            7                9                27              21
 Redeemed .......................................           (3)              (2)              (11)             (7)
                                                    ----------       ----------       -----------     -----------
 Net Increase (Decrease) ........................            5                7                16              14
                                                    ----------       ----------       -----------     -----------
Unit Activity 0.00% to 0.90% Class B
 Issued .........................................           39               44                91             112
 Redeemed .......................................          (29)             (36)              (87)            (86)
                                                    ----------       ----------       -----------     -----------
 Net Increase (Decrease) ........................           10                8                 4              26
                                                    ----------       ----------       -----------     -----------

-------
The accompanying notes are an integral part of these financial statements.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,

                                                            AXA Premier VIP                     AXA Premier VIP
                                                            Large Cap Value                     Mid Cap Growth
                                                  ----------------------------------- -----------------------------------
                                                         2005              2004              2005              2004
                                                  ----------------- ----------------- ----------------- -----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ...................   $   478,352       $   508,310       $   271,343       $   188,833
 Net realized gain (loss) on investments ........       732,564           381,377         3,660,700           265,609
 Change in unrealized appreciation
  (depreciation) on investments .................      (116,685)           96,054        (1,988,037)        1,519,660
                                                    -----------       -----------       -----------       -----------
 Net increase (decrease) in net assets from
  operations ....................................     1,094,231           985,741         1,944,006         1,974,102
                                                    -----------       -----------       -----------       -----------
Contractowners Transactions:
 Contributions and Transfers: ...................
  Payments received from contractowners .........     3,430,109         1,980,721         4,396,666         4,304,676
  Transfers between funds and guaranteed
   interest account, net ........................     7,087,502         5,024,462            98,932         9,180,707
  Transfers for contract benefits and
   terminations .................................      (335,971)         (184,994)         (558,404)         (532,903)
  Contract maintenance charges ..................      (964,958)         (461,589)       (1,712,881)       (1,383,732)
                                                    -----------       -----------       -----------       -----------
Net increase (decrease) in net assets from
 contractowners transactions ....................     9,216,682         6,358,600         2,224,313        11,568,748
                                                    -----------       -----------       -----------       -----------
Net increase (decrease) in amount retained by
 AXA Equitable in Separate Account FP ...........        50,613            27,548            33,945            28,544
                                                    -----------       -----------       -----------       -----------
Increase (Decrease) in Net Assets ...............    10,361,526         7,371,889         4,202,264        13,571,394
Net Assets -- Beginning of Period ...............    10,700,369         3,328,480        21,800,033         8,228,639
                                                    -----------       -----------       -----------       -----------
Net Assets -- End of Period .....................   $21,061,895       $10,700,369       $26,002,297       $21,800,033
                                                    ===========       ===========       ===========       ===========
Changes in Units (000's):
Unit Activity 0.00% to 0.90% Class A
 Issued .........................................            19                15                20                25
 Redeemed .......................................            (6)               (4)               (9)               (7)
                                                    -----------       -----------       -----------       -----------
 Net Increase (Decrease) ........................            13                11                11                18
                                                    -----------       -----------       -----------       -----------
Unit Activity 0.00% to 0.90% Class B
 Issued .........................................           135               167                85               256
 Redeemed .......................................           (78)             (122)              (81)             (157)
                                                    -----------       -----------       -----------       -----------
 Net Increase (Decrease) ........................            57                45                 4                99
                                                    -----------       -----------       -----------       -----------

                                                           AXA Premier VIP                    AXA Premier VIP
                                                            Mid Cap Value                     Technology (a)
                                                  --------------------------------- -----------------------------------
                                                        2005             2004              2005              2004
                                                  --------------- ----------------- ----------------- -----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ...................  $  3,141,540     $ 1,282,517       $  (324,951)      $   236,255
 Net realized gain (loss) on investments ........     8,931,208       3,122,386         1,419,324          (356,374)
 Change in unrealized appreciation
  (depreciation) on investments .................    (8,897,352)        603,397         5,712,887         6,181,987
                                                   ------------     -----------       -----------       -----------
 Net increase (decrease) in net assets from
  operations ....................................     3,175,396       5,008,300         6,807,260         6,061,868
                                                   ------------     -----------       -----------       -----------
Contractowners Transactions:
 Contributions and Transfers: ...................
  Payments received from contractowners .........     6,357,736      12,119,505         9,972,300         8,837,755
  Transfers between funds and guaranteed
   interest account, net ........................       746,605       4,163,200        (2,104,994)       48,449,367
  Transfers for contract benefits and
   terminations .................................    (1,644,326)     (1,598,361)       (3,335,772)       (1,960,381)
  Contract maintenance charges ..................    (2,338,370)     (1,978,419)       (4,490,301)       (3,374,668)
                                                   ------------     -----------       -----------       -----------
Net increase (decrease) in net assets from
 contractowners transactions ....................     3,121,645      12,705,925            41,233        51,952,073
                                                   ------------     -----------       -----------       -----------
Net increase (decrease) in amount retained by
 AXA Equitable in Separate Account FP ...........        13,759          26,982            28,204           359,894
                                                   ------------     -----------       -----------       -----------
Increase (Decrease) in Net Assets ...............     6,310,800      17,741,207         6,876,697        58,373,835
Net Assets -- Beginning of Period ...............    42,876,709      25,135,502        66,596,825         8,222,990
                                                   ------------     -----------       -----------       -----------
Net Assets -- End of Period .....................  $ 49,187,509     $42,876,709       $73,473,522       $66,596,825
                                                   ============     ===========       ===========       ===========
Changes in Units (000's):
Unit Activity 0.00% to 0.90% Class A
 Issued .........................................            21              18                20                20
 Redeemed .......................................           (10)             (5)               (8)               (7)
                                                   ------------     -----------       -----------       -----------
 Net Increase (Decrease) ........................            11              13                12                13
                                                   ------------     -----------       -----------       -----------
Unit Activity 0.00% to 0.90% Class B
 Issued .........................................           130             333               205               795
 Redeemed .......................................          (120)           (234)             (231)             (230)
                                                   ------------     -----------       -----------       -----------
 Net Increase (Decrease) ........................            10              99               (25)              565
                                                   ------------     -----------       -----------       -----------

-------
The accompanying notes are an integral part of these financial statements.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,

                                                                                           EQ/Alliance
                                                          Davis Value                     Common Stock
                                                  --------------------------- -------------------------------------
                                                       2005          2004            2005               2004
                                                  -------------- ------------ ------------------ ------------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ...................   $  3,662      $    (632)    $   11,745,962     $   15,109,103
 Net realized gain (loss) on investments ........     20,271         12,315        (35,133,374)       (43,987,348)
 Change in unrealized appreciation
  (depreciation) on investments .................     33,253         24,730        113,916,981        333,110,059
                                                    --------      ---------     --------------     --------------
 Net increase (decrease) in net assets from
  operations ....................................     57,186         36,413         90,529,569        304,231,814
                                                    --------      ---------     --------------     --------------
Contractowners Transactions:
 Contributions and Transfers: ...................
  Payments received from contractowners .........    244,409        120,819        193,458,187        213,895,533
  Transfers between funds and guaranteed
   interest account, net ........................    115,738         30,582        (74,912,550)       (23,704,953)
  Transfers for contract benefits and
   terminations .................................       (951)       (14,275)      (128,816,157)      (136,285,871)
  Contract maintenance charges ..................    (50,634)       (37,100)      (134,076,001)      (136,273,784)
                                                    --------      ---------     --------------     --------------
Net increase (decrease) in net assets from
 contractowners transactions ....................    308,562        100,026       (144,346,521)       (82,369,075)
                                                    --------      ---------     --------------     --------------
Net increase (decrease) in amount retained by
 AXA Equitable in Separate Account FP ...........      3,445          2,062             11,886             10,423
                                                    --------      ---------     --------------     --------------
Increase (Decrease) in Net Assets ...............    369,193        138,501        (53,805,066)       221,873,162
Net Assets -- Beginning of Period ...............    394,986        256,485      2,490,354,708      2,268,481,546
                                                    --------      ---------     --------------     --------------
Net Assets -- End of Period .....................   $764,179      $ 394,986     $2,436,549,642     $2,490,354,708
                                                    ========      =========     ==============     ==============
Changes in Units (000's):
Unit Activity 0.00% to 0.90% Class A
 Issued .........................................          3              1                452                617
 Redeemed .......................................         (1)            --               (617)              (721)
                                                    -----------   ---------     --------------     --------------
 Net Increase (Decrease) ........................          2              1               (164)              (104)
                                                    ----------    ---------     --------------     --------------
Unit Activity 0.00% to 0.90% Class B
 Issued .........................................         --             --                347                454
 Redeemed .......................................         --             --               (360)              (328)
                                                    ----------    ---------     --------------     --------------
 Net Increase (Decrease) ........................         --             --                (13)               126
                                                    ----------    ---------     --------------     --------------

                                                              EQ/Alliance                 EQ/Alliance Intermediate
                                                           Growth and Income               Government Securities
                                                  ----------------------------------- --------------------------------
                                                         2005              2004             2005             2004
                                                  ------------------ ---------------- ---------------- ---------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ...................   $  3,560,951      $   5,164,006    $   4,753,564    $   4,529,227
 Net realized gain (loss) on investments ........     18,765,905            (28,569)        (921,747)       1,111,662
 Change in unrealized appreciation
  (depreciation) on investments .................      3,088,109         47,110,785       (2,113,517)      (2,747,971)
                                                    ------------      -------------    -------------    -------------
 Net increase (decrease) in net assets from
  operations ....................................     25,414,965         52,246,222        1,718,300        2,892,918
                                                    ------------      -------------    -------------    -------------
Contractowners Transactions:
 Contributions and Transfers: ...................
  Payments received from contractowners .........     53,417,584         58,401,821       26,424,712       35,039,822
  Transfers between funds and guaranteed
   interest account, net ........................       (290,144)         1,899,423      (26,087,265)     (37,812,482)
  Transfers for contract benefits and
   terminations .................................    (23,883,838)       (26,310,292)     (10,299,784)     (15,549,130)
  Contract maintenance charges ..................    (27,807,282)       (26,996,110)     (10,433,926)     (11,652,989)
                                                    ------------      -------------    -------------    -------------
Net increase (decrease) in net assets from
 contractowners transactions ....................      1,436,320          6,994,842      (20,396,263)     (29,974,779)
                                                    ------------      -------------    -------------    -------------
Net increase (decrease) in amount retained by
 AXA Equitable in Separate Account FP ...........         40,761             30,609           40,895           37,249
                                                    ------------      -------------    -------------    -------------
Increase (Decrease) in Net Assets ...............     26,892,046         59,271,673      (18,637,068)     (27,044,612)
Net Assets -- Beginning of Period ...............    489,983,184        430,711,510      165,397,401      192,442,013
                                                    ------------      -------------    -------------    -------------
Net Assets -- End of Period .....................   $516,875,230      $ 489,983,183    $ 146,760,333    $ 165,397,401
                                                    ============      =============    =============    =============
Changes in Units (000's):
Unit Activity 0.00% to 0.90% Class A
 Issued .........................................            245                306              237              369
 Redeemed .......................................           (250)              (316)            (345)            (507)
                                                    ------------      -------------    -------------    -------------
 Net Increase (Decrease) ........................             (5)               (10)            (108)            (138)
                                                    ------------      -------------    -------------    -------------
Unit Activity 0.00% to 0.90% Class B
 Issued .........................................            198                235               65               95
 Redeemed .......................................           (177)              (155)             (59)             (80)
                                                    ------------      -------------    -------------    -------------
 Net Increase (Decrease) ........................             21                 80                6              (15)
                                                    ------------      -------------    -------------    -------------

-------
The accompanying notes are an integral part of these financial statements.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,

                                                             EQ/Alliance                        EQ/Alliance
                                                            International                     Large Cap Growth
                                                  --------------------------------- ------------------------------------
                                                        2005             2004              2005               2004
                                                  ---------------- ---------------- ------------------ -----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ...................  $   7,121,831    $   8,128,409      $  (521,232)      $   (519,632)
 Net realized gain (loss) on investments ........     14,930,473       11,777,975       (1,493,212)        (3,100,383)
 Change in unrealized appreciation
  (depreciation) on investments .................     62,525,996       67,042,531       15,068,041         10,717,948
                                                   -------------    -------------      -----------        -----------
 Net increase (decrease) in net assets from
  operations ....................................     84,578,300       86,948,915       13,053,597          7,097,933
                                                   -------------    -------------      -----------        -----------
Contractowners Transactions:
 Contributions and Transfers: ...................
  Payments received from contractowners .........     47,940,984       55,239,806       14,634,813         17,941,791
  Transfers between funds and guaranteed
   interest account, net ........................      6,464,544       (5,512,749)        (911,602)        (9,294,483)
  Transfers for contract benefits and
   terminations .................................    (31,175,082)     (35,334,393)      (4,991,117)        (5,520,357)
  Contract maintenance charges ..................    (30,018,199)     (29,744,511)      (7,614,853)        (8,267,690)
                                                   -------------    -------------      -----------        -----------
Net increase (decrease) in net assets from
 contractowners transactions ....................     (6,787,753)     (15,351,847)       1,117,241         (5,140,739)
                                                   -------------    -------------      -----------        -----------
Net increase (decrease) in amount retained by
 AXA Equitable in Separate Account FP ...........         34,281           28,587           37,581             41,037
                                                   -------------    -------------      -----------        -----------
Increase (Decrease) in Net Assets ...............     77,824,828       71,625,655       14,208,419          1,998,231
Net Assets -- Beginning of Period ...............    573,823,349      502,197,694       97,730,833         95,732,602
                                                   -------------    -------------      -----------        -----------
Net Assets -- End of Period .....................  $ 651,648,177    $ 573,823,349      $111,939,252       $97,730,833
                                                   =============    =============      ============       ===========
Changes in Units (000's):
Unit Activity 0.00% to 0.90% Class A
 Issued .........................................            561              644               16                 11
 Redeemed .......................................           (634)            (801)              (6)                (4)
                                                   -------------    -------------      -----------        -----------
 Net Increase (Decrease) ........................            (73)            (157)              10                  7
                                                   -------------    -------------      -----------        -----------
Unit Activity 0.00% to 0.90% Class B
 Issued .........................................            134              159              418                382
 Redeemed .......................................           (105)            (112)            (435)              (481)
                                                   -------------    -------------      -----------        -----------
 Net Increase (Decrease) ........................             29               47              (17)               (99)
                                                   -------------    -------------      -----------        -----------

                                                             EQ/Alliance                       EQ/Alliance
                                                            Quality Bond                    Small Cap Growth
                                                  --------------------------------- ---------------------------------
                                                        2005             2004             2005             2004
                                                  ---------------- ---------------- ---------------- ----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ...................   $  4,884,587    $   4,953,124    $  (1,014,462)   $    (947,273)
 Net realized gain (loss) on investments ........        145,652        2,089,942        6,813,377        1,617,264
 Change in unrealized appreciation
  (depreciation) on investments .................     (2,637,874)      (2,124,999)      16,153,862       23,779,473
                                                    ------------    -------------    -------------    -------------
 Net increase (decrease) in net assets from
  operations ....................................      2,392,365        4,918,067       21,952,777       24,449,464
                                                    ------------    -------------    -------------    -------------
Contractowners Transactions:
 Contributions and Transfers: ...................
  Payments received from contractowners .........     16,459,665       27,986,982       21,703,897       26,305,805
  Transfers between funds and guaranteed
   interest account, net ........................     (5,433,568)     (33,360,911)      (5,200,588)      (4,541,322)
  Transfers for contract benefits and
   terminations .................................     (8,417,591)     (11,247,996)     (10,114,992)     (10,419,674)
  Contract maintenance charges ..................     (7,962,656)      (8,834,215)     (10,477,802)     (10,544,546)
                                                    ------------    -------------    -------------    -------------
Net increase (decrease) in net assets from
 contractowners transactions ....................     (5,354,150)     (25,456,140)      (4,089,485)         800,263
                                                    ------------    -------------    -------------    -------------
Net increase (decrease) in amount retained by
 AXA Equitable in Separate Account FP ...........         32,493           29,854           21,623           33,232
                                                    ------------    -------------    -------------    -------------
Increase (Decrease) in Net Assets ...............     (2,929,292)     (20,508,219)      17,884,915       25,282,959
Net Assets -- Beginning of Period ...............    141,430,402      161,938,621      203,946,186      178,663,227
                                                    ------------    -------------    -------------    -------------
Net Assets -- End of Period .....................   $138,501,110    $ 141,430,402    $ 221,831,101    $ 203,946,186
                                                    ============    =============    =============    =============
Changes in Units (000's):
Unit Activity 0.00% to 0.90% Class A
 Issued .........................................            312              395              230              328
 Redeemed .......................................           (342)            (546)            (264)            (343)
                                                    ------------    -------------    -------------    -------------
 Net Increase (Decrease) ........................            (30)            (151)             (35)             (15)
                                                    ------------    -------------    -------------    -------------
Unit Activity 0.00% to 0.90% Class B
 Issued .........................................             59               72               94              115
 Redeemed .......................................            (59)             (59)             (83)             (91)
                                                    ------------    -------------    -------------    -------------
 Net Increase (Decrease) ........................             --               13               11               24
                                                    ------------    -------------    -------------    -------------

-------
The accompanying notes are an integral part of these financial statements.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,

                                                         EQ/Ariel            EQ/Bear Stearns
                                                   Appreciation II (d)  Small Company Growth (b)
                                                  --------------------- -------------------------
                                                           2005              2005         2004
                                                  --------------------- -------------- ----------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ...................         $  2            $  9,843       $   --
 Net realized gain (loss) on investments ........           --               1,424            1
 Change in unrealized appreciation
  (depreciation) on investments .................             (6)           19,090           98
                                                          -------         --------       ------
 Net increase (decrease) in net assets from
  operations ....................................             (4)           30,357           99
                                                          -------         --------       ------
Contractowners Transactions:
 Contributions and Transfers: ...................
  Payments received from contractowners .........          832             384,611          579
  Transfers between funds and guaranteed
   interest account, net ........................           54             289,021        3,201
  Transfers for contract benefits and
   terminations .................................           --                (255)          --
  Contract maintenance charges ..................            (70)          (49,617)         (96)
                                                          ------          --------       ------
Net increase (decrease) in net assets from
 contractowners transactions ....................            816           623,760        3,684
                                                          ------          --------       ------
Net increase (decrease) in amount retained by
 AXA Equitable in Separate Account FP ...........             (1)               --           --
                                                          -------         --------       ------
Increase (Decrease) in Net Assets ...............            811           654,117        3,783
Net Assets -- Beginning of Period ...............           --               3,783           --
                                                          ------          --------       ------
Net Assets -- End of Period .....................         $  811          $657,900       $3,783
                                                          ======          ========       ======
Changes in Units (000's):
Unit Activity 0.00% to 0.90% Class A
 Issued .........................................           --                  --           --
 Redeemed .......................................           --                  --           --
                                                          ------          --------       ------
 Net Increase (Decrease) ........................           --                  --           --
                                                          ------          --------       ------
Unit Activity 0.00% to 0.90% Class B
 Issued .........................................           --                   7           --
 Redeemed .......................................           --                  (1)          --
                                                          ------          --------       ------
 Net Increase (Decrease) ........................           --                   5           --
                                                          ------          --------       ------

                                                            EQ/Bernstein                 EQ/Boston Advisors
                                                          Diversified Value              Equity Income (b)
                                                  --------------------------------- ----------------------------
                                                        2005             2004             2005           2004
                                                  ---------------- ---------------- ---------------- -----------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ...................  $   1,632,487    $   1,645,985     $   16,144       $   208
 Net realized gain (loss) on investments ........      9,509,163        3,767,515          2,144            47
 Change in unrealized appreciation
  (depreciation) on investments .................        (16,652)      16,966,823         25,382           259
                                                   -------------    -------------     ----------       -------
 Net increase (decrease) in net assets from
  operations ....................................     11,124,998       22,380,323         43,670           514
                                                   -------------    -------------     ----------       -------
Contractowners Transactions:
 Contributions and Transfers: ...................
  Payments received from contractowners .........     26,170,826       27,778,739        666,682        12,403
  Transfers between funds and guaranteed
   interest account, net ........................     15,940,779       12,516,597        625,982        29,606
  Transfers for contract benefits and
   terminations .................................    (10,405,783)     (12,363,941)          (453)           --
  Contract maintenance charges ..................    (11,178,555)      (9,918,176)       (95,615)         (857)
                                                   -------------    -------------     ----------       -------
Net increase (decrease) in net assets from
 contractowners transactions ....................     20,527,267       18,013,219      1,196,596        41,152
                                                   -------------    -------------     ----------       -------
Net increase (decrease) in amount retained by
 AXA Equitable in Separate Account FP ...........         35,673           31,801              1            --
                                                   -------------    -------------     ----------       -------
Increase (Decrease) in Net Assets ...............     31,687,938       40,425,343      1,240,267        41,666
Net Assets -- Beginning of Period ...............    203,855,824      163,430,481         41,666            --
                                                   -------------    -------------     ----------       -------
Net Assets -- End of Period .....................  $ 235,543,762    $ 203,855,824     $1,281,933       $41,666
                                                   =============    =============     ==========       =======
Changes in Units (000's):
Unit Activity 0.00% to 0.90% Class A
 Issued .........................................             71               71             --            --
 Redeemed .......................................            (21)             (25)            --            --
                                                   -------------    -------------     ----------       -------
 Net Increase (Decrease) ........................             51               46             --            --
                                                   -------------    -------------     ----------       -------
Unit Activity 0.00% to 0.90% Class B
 Issued .........................................            439              486             13            --
 Redeemed .......................................           (342)            (397)            (2)           --
                                                   -------------    -------------     ----------       -------
 Net Increase (Decrease) ........................             97               88             11            --
                                                   -------------    -------------     ----------       -------

-------
The accompanying notes are an integral part of these financial statements.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,

                                                           EQ/Calvert                     EQ/Capital
                                                      Socially Responsible              Guardian Growth
                                                  ---------------------------- ---------------------------------
                                                       2005           2004           2005             2004
                                                  -------------- ------------- ---------------- ----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ...................   $   (242)      $   (34)      $   (6,748)      $     (367)
 Net realized gain (loss) on investments ........      7,823            24          (31,022)         (72,285)
 Change in unrealized appreciation
  (depreciation) on investments .................      5,873         3,027          134,927          159,336
                                                    --------       -------       ----------       ----------
 Net increase (decrease) in net assets from
  operations ....................................     13,454         3,017           97,157           86,684
                                                    --------       -------       ----------       ----------
Contractowners Transactions:
 Contributions and Transfers: ...................
  Payments received from contractowners .........      8,874           326          125,413          135,868
  Transfers between funds and guaranteed
   interest account, net ........................    103,963         8,209          367,226         (124,194)
  Transfers for contract benefits and
   terminations .................................         --            --          (90,618)         (59,640)
  Contract maintenance charges ..................     (1,535)         (368)         (95,607)        (113,195)
                                                    --------       -------       ----------       ----------
Net increase (decrease) in net assets from
 contractowners transactions ....................    111,302         8,167          306,414         (161,161)
                                                    --------       -------       ----------       ----------
Net increase (decrease) in amount retained by
 AXA Equitable in Separate Account FP ...........        242            33           10,786           10,761
                                                    --------       -------       ----------       ----------
Increase (Decrease) in Net Assets ...............    124,998        11,217          414,357          (63,716)
Net Assets -- Beginning of Period ...............     78,287        67,070        1,960,561        2,024,277
                                                    --------       -------       ----------       ----------
Net Assets -- End of Period .....................   $203,285       $78,287       $2,374,918       $1,960,561
                                                    ========       =======       ==========       ==========
Changes in Units (000's):
Unit Activity 0.00% to 0.90% Class A
 Issued .........................................         --            --               --               --
 Redeemed .......................................         --            (2)              --               --
                                                    --------       -------       ----------       ----------
 Net Increase (Decrease) ........................         --            (2)              --               --
                                                    --------       -------       ----------       ----------
Unit Activity 0.00% to 0.90% Class B
 Issued .........................................          2            --                8                2
 Redeemed .......................................         (1)           --               (4)              (4)
                                                    --------       -------       ----------       ----------
 Net Increase (Decrease) ........................          1            --                4               (2)
                                                    --------       -------       ----------       ----------

                                                             EQ/Capital                         EQ/Capital
                                                       Guardian International                Guardian Research
                                                  --------------------------------- -----------------------------------
                                                        2005             2004              2005              2004
                                                  ---------------- ---------------- ----------------- -----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ...................   $   47,801       $   30,526       $    54,263       $   102,117
 Net realized gain (loss) on investments ........       85,856           12,771         2,639,354         3,549,630
 Change in unrealized appreciation
  (depreciation) on investments .................      571,046          369,771         1,720,192         4,147,455
                                                    ----------       ----------       -----------       -----------
 Net increase (decrease) in net assets from
  operations ....................................      704,703          413,068         4,413,809         7,799,202
                                                    ----------       ----------       -----------       -----------
Contractowners Transactions:
 Contributions and Transfers: ...................
  Payments received from contractowners .........      271,919          253,598         8,025,657        10,304,416
  Transfers between funds and guaranteed
   interest account, net ........................      871,706          517,397        (1,527,062)       (1,380,960)
  Transfers for contract benefits and
   terminations .................................      (45,937)         (60,785)       (3,911,105)       (5,307,411)
  Contract maintenance charges ..................     (143,013)        (114,950)       (4,537,772)       (4,697,028)
                                                    ----------       ----------       -----------       -----------
Net increase (decrease) in net assets from
 contractowners transactions ....................      954,675          595,260        (1,950,282)       (1,080,983)
                                                    ----------       ----------       -----------       -----------
Net increase (decrease) in amount retained by
 AXA Equitable in Separate Account FP ...........       19,033           17,233            38,564            36,139
                                                    ----------       ----------       -----------       -----------
Increase (Decrease) in Net Assets ...............    1,678,411        1,025,561         2,502,091         6,754,358
Net Assets -- Beginning of Period ...............    3,697,646        2,672,085        82,808,949        76,054,591
                                                    ----------       ----------       -----------       -----------
Net Assets -- End of Period .....................   $5,376,057       $3,697,646       $85,311,040       $82,808,949
                                                    ==========       ==========       ===========       ===========
Changes in Units (000's):
Unit Activity 0.00% to 0.90% Class A
 Issued .........................................            1                3                 4                 3
 Redeemed .......................................           (1)              (1)               (1)               (1)
                                                    ----------       ----------       -----------       -----------
 Net Increase (Decrease) ........................           --                2                 3                 2
                                                    ----------       ----------       -----------       -----------
Unit Activity 0.00% to 0.90% Class B
 Issued .........................................           18                9               124               228
 Redeemed .......................................           (9)              (4)             (142)             (239)
                                                    ----------       ----------       -----------       -----------
 Net Increase (Decrease) ........................            9                5               (18)              (11)
                                                    ----------       ----------       -----------       -----------

-------
The accompanying notes are an integral part of these financial statements.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,

                                                              EQ/Capital                EQ/Caywood-Scholl
                                                         Guardian U.S. Equity          High Yield Bond (c)
                                                  ----------------------------------- ---------------------
                                                         2005              2004                2005
                                                  ----------------- ----------------- ---------------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ...................   $    52,999       $    (4,425)          $  124
 Net realized gain (loss) on investments ........     7,031,309         2,596,068                6
 Change in unrealized appreciation
  (depreciation) on investments .................    (3,405,777)        2,283,370              (91)
                                                    -----------       -----------           ------
 Net increase (decrease) in net assets from
  operations ....................................     3,678,531         4,875,013               39
                                                    -----------       -----------           ------
Contractowners Transactions:
 Contributions and Transfers: ...................
  Payments received from contractowners .........     7,809,012         8,906,162            2,974
  Transfers between funds and guaranteed
   interest account, net ........................     2,112,402         4,535,486            3,987
  Transfers for contract benefits and
   terminations .................................    (3,188,033)       (2,902,146)              --
  Contract maintenance charges ..................    (2,895,148)       (2,629,220)            (355)
                                                    -----------       -----------           ------
Net increase (decrease) in net assets from
 contractowners transactions ....................     3,838,233         7,910,282            6,606
                                                    -----------       -----------           ------
Net increase (decrease) in amount retained by
 AXA Equitable in Separate Account FP ...........        54,006            48,121               (1)
                                                    -----------       -----------           ------
Increase (Decrease) in Net Assets ...............     7,570,770        12,833,416            6,644
Net Assets -- Beginning of Period ...............    62,542,258        49,708,842               --
                                                    -----------       -----------           ------
Net Assets -- End of Period .....................   $70,113,028       $62,542,258           $6,644
                                                    ===========       ===========           ======
Changes in Units (000's):
Unit Activity 0.00% to 0.90% Class A
 Issued .........................................            26                21               --
 Redeemed .......................................            (8)               (5)              --
                                                    -----------       -----------           ------
 Net Increase (Decrease) ........................            18                16               --
                                                    -----------       -----------           ------
Unit Activity 0.00% to 0.90% Class B
 Issued .........................................           167               230               --
 Redeemed .......................................          (155)             (181)              --
                                                    -----------       -----------           ------
 Net Increase (Decrease) ........................            12                49               --
                                                    -----------       -----------           ------

                                                              EQ/Equity                   EQ/Evergreen         EQ/Evergreen
                                                              500 Index              International Bond (d)       Omega
                                                  --------------------------------- ------------------------ ----------------
                                                        2005             2004                 2005                 2005
                                                  ---------------- ---------------- ------------------------ ----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ...................  $   7,362,860    $   7,944,568          $    --             $  (44,722)
 Net realized gain (loss) on investments ........     15,997,027       (3,696,894)              --                645,760
 Change in unrealized appreciation
  (depreciation) on investments .................      4,797,790       61,540,522              (32)              (289,712)
                                                   -------------    -------------          -------             ----------
 Net increase (decrease) in net assets from
  operations ....................................     28,157,677       65,788,196              (32)               311,326
                                                   -------------    -------------          -------             ----------
Contractowners Transactions:
 Contributions and Transfers: ...................
  Payments received from contractowners .........     68,745,334       81,153,908            8,286                897,590
  Transfers between funds and guaranteed
   interest account, net ........................    (29,624,902)      (8,819,602)           3,310               (692,759)
  Transfers for contract benefits and
   terminations .................................    (37,878,484)     (47,526,869)              --               (357,705)
  Contract maintenance charges ..................    (37,945,366)     (38,705,417)             (54)              (429,365)
                                                   -------------    -------------          -------             ----------
Net increase (decrease) in net assets from
 contractowners transactions ....................    (36,703,418)     (13,897,980)          11,542               (582,239)
                                                   -------------    -------------          -------             ----------
Net increase (decrease) in amount retained by
 AXA Equitable in Separate Account FP ...........         35,271           35,430               (1)                33,695
                                                   -------------    -------------          -------             ----------
Increase (Decrease) in Net Assets ...............     (8,510,470)      51,925,646           11,509               (237,218)
Net Assets -- Beginning of Period ...............    722,977,633      671,051,987               --             10,085,475
                                                   -------------    -------------          -------             ----------
Net Assets -- End of Period .....................  $ 714,467,163    $ 722,977,633          $11,509             $9,848,257
                                                   =============    =============          =======             ==========
Changes in Units (000's):
Unit Activity 0.00% to 0.90% Class A
 Issued .........................................            356              568               --                      2
 Redeemed .......................................           (479)            (636)              --                     (1)
                                                   -------------    -------------          -------             ----------
 Net Increase (Decrease) ........................           (123)             (68)              --                      1
                                                   -------------    -------------          -------             ----------
Unit Activity 0.00% to 0.90% Class B
 Issued .........................................            221              328               --                     68
 Redeemed .......................................           (241)            (266)              --                    (75)
                                                   -------------    -------------          -------             ----------
 Net Increase (Decrease) ........................            (20)              62               --                     (7)
                                                   -------------    -------------          -------             ----------

                                                   EQ/Evergreen
                                                       Omega
                                                  ---------------
                                                        2004
                                                  ---------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ...................   $   (14,971)
 Net realized gain (loss) on investments ........       295,602
 Change in unrealized appreciation
  (depreciation) on investments .................       262,850
                                                    -----------
 Net increase (decrease) in net assets from
  operations ....................................       543,481
                                                    -----------
Contractowners Transactions:
 Contributions and Transfers: ...................
  Payments received from contractowners .........     1,220,583
  Transfers between funds and guaranteed
   interest account, net ........................     1,837,982
  Transfers for contract benefits and
   terminations .................................      (343,786)
  Contract maintenance charges ..................      (413,940)
                                                    -----------
Net increase (decrease) in net assets from
 contractowners transactions ....................     2,300,839
                                                    -----------
Net increase (decrease) in amount retained by
 AXA Equitable in Separate Account FP ...........        34,568
                                                    -----------
Increase (Decrease) in Net Assets ...............     2,878,888
Net Assets -- Beginning of Period ...............     7,206,587
                                                    -----------
Net Assets -- End of Period .....................   $10,085,475
                                                    ===========
Changes in Units (000's):
Unit Activity 0.00% to 0.90% Class A
 Issued .........................................            --
 Redeemed .......................................            --
                                                    -----------
 Net Increase (Decrease) ........................            --
                                                    -----------
Unit Activity 0.00% to 0.90% Class B
 Issued .........................................           120
 Redeemed .......................................           (93)
                                                    -----------
 Net Increase (Decrease) ........................            27
                                                    -----------

-------
The accompanying notes are an integral part of these financial statements.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,

                                                                EQ/FI                              EQ/FI
                                                               Mid Cap                         Mid Cap Value
                                                  ---------------------------------- ---------------------------------
                                                        2005              2004             2005             2004
                                                  ---------------- ----------------- ---------------- ----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ...................  $   7,235,702     $ 1,594,868      $  10,203,012    $   3,943,609
 Net realized gain (loss) on investments ........      9,676,131       7,747,054         20,118,038       16,642,151
 Change in unrealized appreciation
  (depreciation) on investments .................    (10,776,853)      3,132,345         (5,600,052)      11,003,613
                                                   -------------     -----------      -------------    -------------
 Net increase (decrease) in net assets from
  operations ....................................      6,134,980      12,474,267         24,720,998       31,589,373
                                                   -------------     -----------      -------------    -------------
Contractowners Transactions:
 Contributions and Transfers: ...................
  Payments received from contractowners .........     14,709,475      14,807,666         29,567,515       30,045,187
  Transfers between funds and guaranteed
   interest account, net ........................      3,631,718       7,708,529         13,282,937        4,268,398
  Transfers for contract benefits and
   terminations .................................     (4,618,540)     (4,102,021)       (11,985,735)     (11,556,316)
  Contract maintenance charges ..................     (5,271,708)     (4,566,613)       (12,345,188)     (11,177,134)
                                                   -------------     -----------      -------------    -------------
Net increase (decrease) in net assets from
 contractowners transactions ....................      8,450,945      13,847,561         18,519,529       11,580,135
                                                   -------------     -----------      -------------    -------------
Net increase (decrease) in amount retained by
 AXA Equitable in Separate Account FP ...........        (18,470)         46,020             (1,387)          24,031
                                                   -------------     -----------      -------------    -------------
Increase (Decrease) in Net Assets ...............     14,567,455      26,367,848         43,239,140       43,193,539
Net Assets -- Beginning of Period ...............     96,173,230      69,805,382        218,385,275      175,191,736
                                                   -------------     -----------      -------------    -------------
Net Assets -- End of Period .....................  $ 110,740,685     $96,173,230      $ 261,624,415    $ 218,385,275
                                                   =============     ===========      =============    =============
Changes in Units (000's):
Unit Activity 0.00% to 0.90% Class A
 Issued .........................................             40              35                 58               38
 Redeemed .......................................            (13)             (9)               (17)             (11)
                                                   -------------     -----------      -------------    -------------
 Net Increase (Decrease) ........................             27              26                 41               27
                                                   -------------     -----------      -------------    -------------
Unit Activity 0.00% to 0.90% Class B
 Issued .........................................            310             475                432              525
 Redeemed .......................................           (277)           (381)              (359)            (469)
                                                   -------------     -----------      -------------    -------------
 Net Increase (Decrease) ........................             33              94                 72               56
                                                   -------------     -----------      -------------    -------------

                                                       EQ/GAMCO
                                                      Mergers and              EQ/GAMCO             EQ/International
                                                   Acquisitions (c)     Small Company Value (b)        Growth (c)
                                                  ------------------ ----------------------------- -----------------
                                                         2005              2005           2004            2005
                                                  ------------------ ---------------- ------------ -----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ...................      $   48          $   10,962       $    119        $   17
 Net realized gain (loss) on investments ........           6             107,059          2,502            50
 Change in unrealized appreciation
  (depreciation) on investments .................         (30)            (70,976)         2,357           115
                                                       ------          ----------       --------        ------
 Net increase (decrease) in net assets from
  operations ....................................          24              47,045          4,978           182
                                                       ------          ----------       --------        ------
Contractowners Transactions:
 Contributions and Transfers: ...................
  Payments received from contractowners .........         658             933,596          8,346         4,451
  Transfers between funds and guaranteed
   interest account, net ........................       2,903             784,238        126,358         1,107
  Transfers for contract benefits and
   terminations .................................          --              (2,255)            --            --
  Contract maintenance charges ..................        (121)           (141,039)        (1,924)         (110)
                                                       ------          ----------       --------        ------
Net increase (decrease) in net assets from
 contractowners transactions ....................       3,440           1,574,540        132,780         5,448
                                                       ------          ----------       --------        ------
Net increase (decrease) in amount retained by
 AXA Equitable in Separate Account FP ...........          (1)                  1             --            --
                                                       ------          ----------       --------        ------
Increase (Decrease) in Net Assets ...............       3,463           1,621,586        137,758         5,630
Net Assets -- Beginning of Period ...............          --             137,758             --            --
                                                       ------          ----------       --------        ------
Net Assets -- End of Period .....................      $3,463          $1,759,344       $137,758        $5,630
                                                       ======          ==========       ========        ======
Changes in Units (000's):
Unit Activity 0.00% to 0.90% Class A
 Issued .........................................          --                  --             --            --
 Redeemed .......................................          --                  --             --            --
                                                       ------          ----------       --------        ------
 Net Increase (Decrease) ........................          --                  --             --            --
                                                       ------          ----------       --------        ------
Unit Activity 0.00% to 0.90% Class B
 Issued .........................................          --                  16              1            --
 Redeemed .......................................          --                  (3)            --            --
                                                       ------          ----------       --------        ------
 Net Increase (Decrease) ........................          --                  13              1            --
                                                       ------          ----------       --------        ------

-------
The accompanying notes are an integral part of these financial statements.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,

                                                           EQ/Janus Large                     EQ/JPMorgan
                                                             Cap Growth                        Core Bond
                                                  --------------------------------- -------------------------------
                                                         2005             2004            2005            2004
                                                  ----------------- --------------- --------------- ---------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ...................   $  (130,905)     $    (57,949)   $  1,069,096    $    609,515
 Net realized gain (loss) on investments ........       680,489           510,134          31,542         129,857
 Change in unrealized appreciation
  (depreciation) on investments .................     1,244,466         2,080,218        (663,385)       (231,678)
                                                    -----------      ------------    ------------    ------------
 Net increase (decrease) in net assets from
  operations ....................................     1,794,050         2,532,403         437,253         507,694
                                                    -----------      ------------    ------------    ------------
Contractowners Transactions:
 Contributions and Transfers: ...................
  Payments received from contractowners .........     4,298,537         5,070,286       6,773,976       4,253,287
  Transfers between funds and guaranteed
   interest account, net ........................       386,248        (1,399,685)     12,510,537       1,460,710
  Transfers for contract benefits and
   terminations .................................      (952,346)       (2,051,024)       (603,132)       (769,293)
  Contract maintenance charges ..................    (1,650,173)       (1,680,723)     (1,798,076)     (1,056,254)
                                                    -----------      ------------    ------------    ------------
Net increase (decrease) in net assets from
 contractowners transactions ....................     2,082,266           (61,146)     16,883,305       3,888,450
                                                    -----------      ------------    ------------    ------------
Net increase (decrease) in amount retained by
 AXA Equitable in Separate Account FP ...........        21,177            39,247          43,076          21,996
                                                    -----------      ------------    ------------    ------------
Increase (Decrease) in Net Assets ...............     3,897,493         2,510,504      17,363,634       4,418,140
Net Assets -- Beginning of Period ...............    24,335,896        21,825,392      16,906,487      12,488,347
                                                    -----------      ------------    ------------    ------------
Net Assets -- End of Period .....................   $28,233,389      $ 24,335,896    $ 34,270,121    $ 16,906,487
                                                    ===========      ============    ============    ============
Changes in Units (000's):
Unit Activity 0.00% to 0.90% Class A
 Issued .........................................             4                 1              69              45
 Redeemed .......................................            (1)               --             (20)            (14)
                                                    -----------      ------------    ------------    ------------
 Net Increase (Decrease) ........................             3                 1              49              31
                                                    -----------      ------------    ------------    ------------
Unit Activity 0.00% to 0.90% Class B
 Issued .........................................           175               285             113              30
 Redeemed .......................................          (147)             (285)            (31)            (26)
                                                    -----------      ------------    ------------    ------------
 Net Increase (Decrease) ........................            28                --              82               4
                                                    -----------      ------------    ------------    ------------

                                                            EQ/JPMorgan                        EQ/Lazard
                                                        Value Opportunities                 Small Cap Value
                                                  ------------------------------- -----------------------------------
                                                        2005            2004             2005              2004
                                                  --------------- --------------- ----------------- -----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ...................  $    361,288    $    260,324     $ 1,235,609       $   745,572
 Net realized gain (loss) on investments ........       887,285         379,250       1,610,060           794,473
 Change in unrealized appreciation
  (depreciation) on investments .................      (104,815)      2,628,929      (1,391,656)          206,402
                                                   ------------    ------------     -----------       -----------
 Net increase (decrease) in net assets from
  operations ....................................     1,143,758       3,268,503       1,454,013         1,746,447
                                                   ------------    ------------     -----------       -----------
Contractowners Transactions:
 Contributions and Transfers: ...................
  Payments received from contractowners .........     3,282,208       5,126,556       5,912,676         3,165,143
  Transfers between funds and guaranteed
   interest account, net ........................    (1,233,942)     (2,456,273)      9,713,825         8,312,298
  Transfers for contract benefits and
   terminations .................................    (1,587,149)     (2,989,648)       (446,855)         (256,222)
  Contract maintenance charges ..................    (1,792,945)     (1,947,385)     (1,639,987)         (646,010)
                                                   ------------    ------------     -----------       -----------
Net increase (decrease) in net assets from
 contractowners transactions ....................    (1,331,828)     (2,266,750)     13,539,659        10,575,209
                                                   ------------    ------------     -----------       -----------
Net increase (decrease) in amount retained by
 AXA Equitable in Separate Account FP ...........        21,866          65,835          69,094            24,104
                                                   ------------    ------------     -----------       -----------
Increase (Decrease) in Net Assets ...............      (166,204)      1,067,588      15,062,766        12,345,760
Net Assets -- Beginning of Period ...............    34,418,206      33,350,618      17,097,657         4,751,897
                                                   ------------    ------------     -----------       -----------
Net Assets -- End of Period .....................  $ 34,252,002    $ 34,418,206     $32,160,423       $17,097,657
                                                   ============    ============     ===========       ===========
Changes in Units (000's):
Unit Activity 0.00% to 0.90% Class A
 Issued .........................................             2              --              28                24
 Redeemed .......................................            --              --              (7)               (5)
                                                   ------------    ------------     -----------       -----------
 Net Increase (Decrease) ........................             2              --              21                19
                                                   ------------    ------------     -----------       -----------
Unit Activity 0.00% to 0.90% Class B
 Issued .........................................            69             120              90                61
 Redeemed .......................................           (81)           (138)            (36)              (16)
                                                   ------------    ------------     -----------       -----------
 Net Increase (Decrease) ........................           (12)            (18)             54                45
                                                   ------------    ------------     -----------       -----------

-------
The accompanying notes are an integral part of these financial statements.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,

                                                     EQ/Legg Mason       EQ/Long          EQ/Lord Abbett
                                                   Value Equity (d)   Term Bond (c)   Growth and Income (c)
                                                  ------------------ --------------- -----------------------
                                                         2005              2005                2005
                                                  ------------------ --------------- -----------------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ...................     $     1            $  100             $    1
 Net realized gain (loss) on investments ........          --                39                  7
 Change in unrealized appreciation
  (depreciation) on investments .................        (171)              (47)               (93)
                                                      -------            ------             ------
 Net increase (decrease) in net assets from
  operations ....................................        (170)               92                (85)
                                                      -------            ------             ------
Contractowners Transactions:
 Contributions and Transfers: ...................
  Payments received from contractowners .........      14,811             5,567              7,735
  Transfers between funds and guaranteed
   interest account, net ........................       1,905             1,499                368
  Transfers for contract benefits and
   terminations .................................          --                --                 --
  Contract maintenance charges ..................        (187)             (188)              (111)
                                                      -------            ------             ------
Net increase (decrease) in net assets from
 contractowners transactions ....................      16,529             6,878              7,992
                                                      -------            ------             ------
Net increase (decrease) in amount retained by
 AXA Equitable in Separate Account FP ...........          (1)               --                 (1)
                                                      -------            ------             ------
Increase (Decrease) in Net Assets ...............      16,358             6,970              7,906
Net Assets -- Beginning of Period ...............          --                --                 --
                                                      -------            ------             ------
Net Assets -- End of Period .....................     $16,358            $6,970             $7,906
                                                      =======            ======             ======
Changes in Units (000's):
Unit Activity 0.00% to 0.90% Class A
 Issued .........................................          --                --                 --
 Redeemed .......................................          --                --                 --
                                                      -------            ------             ------
 Net Increase (Decrease) ........................          --                --                 --
                                                      -------            ------             ------
Unit Activity 0.00% to 0.90% Class B
 Issued .........................................          --                --                 --
 Redeemed .......................................          --                --                 --
                                                      -------            ------             ------
 Net Increase (Decrease) ........................          --                --                 --
                                                      -------            ------             ------

                                                     EQ/Lord Abbett       EQ/Lord Abbett
                                                   Large Cap Core (c)   Mid Cap Value (c)         EQ/Marsico Focus
                                                  -------------------- ------------------- -------------------------------
                                                          2005                 2005              2005            2004
                                                  -------------------- ------------------- ---------------- --------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ...................           --               $    81         $   (441,125)   $   (376,557)
 Net realized gain (loss) on investments ........           --                     1            5,802,118       3,323,999
 Change in unrealized appreciation
  (depreciation) on investments .................            (7)                (225)           5,336,137       5,043,614
                                                         ------              -------         ------------    ------------
 Net increase (decrease) in net assets from
  operations ....................................            (7)                (143)          10,697,130       7,991,056
                                                         ------              -------         ------------    ------------
Contractowners Transactions:
 Contributions and Transfers: ...................
  Payments received from contractowners .........         1,133                4,570           15,060,552      15,803,153
  Transfers between funds and guaranteed
   interest account, net ........................           --                16,253           12,179,047       5,763,952
  Transfers for contract benefits and
   terminations .................................           --                    --           (3,432,673)     (5,069,466)
  Contract maintenance charges ..................          (10)                 (184)          (5,283,429)     (4,674,987)
                                                         ------              -------         ------------    ------------
Net increase (decrease) in net assets from
 contractowners transactions ....................        1,123                20,639           18,523,497      11,822,652
                                                         ------              -------         ------------    ------------
Net increase (decrease) in amount retained by
 AXA Equitable in Separate Account FP ...........            1                     1               35,358          41,277
                                                         ------              -------         ------------    ------------
Increase (Decrease) in Net Assets ...............         1,117               20,497           29,255,985      19,854,985
Net Assets -- Beginning of Period ...............           --                    --           89,102,075      69,247,090
                                                         ------              -------         ------------    ------------
Net Assets -- End of Period .....................        $1,117              $20,497         $118,358,060    $ 89,102,075
                                                         ======              =======         ============    ============
Changes in Units (000's):
Unit Activity 0.00% to 0.90% Class A
 Issued .........................................           --                    --                   64              22
 Redeemed .......................................           --                    --                  (19)            (13)
                                                         ------              -------         ------------    ------------
 Net Increase (Decrease) ........................           --                    --                   45              39
                                                         ------              -------         ------------    ------------
Unit Activity 0.00% to 0.90% Class B
 Issued .........................................           --                    --                  249             292
 Redeemed .......................................           --                    --                 (160)           (238)
                                                         ------              -------         ------------    ------------
 Net Increase (Decrease) ........................           --                    --                   89              54
                                                         ------              -------         ------------    ------------

-------
The accompanying notes are an integral part of these financial statements.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,

                                                           EQ/Mercury Basic                       EQ/Mercury
                                                             Value Equity                     International Value
                                                  ----------------------------------- -----------------------------------
                                                        2005              2004              2005              2004
                                                  ---------------- ------------------ ---------------- ------------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ...................  $   1,684,219     $  2,927,681       $  1,762,067     $  1,116,398
 Net realized gain (loss) on investments ........     12,224,760        8,160,622          3,206,790        1,937,094
 Change in unrealized appreciation
  (depreciation) on investments .................     (9,411,643)       6,139,148          8,635,952       16,106,975
                                                   -------------     ------------       ------------     ------------
 Net increase (decrease) in net assets from
  operations ....................................      4,497,336       17,227,451         13,604,809       19,160,467
                                                   -------------     ------------       ------------     ------------
Contractowners Transactions:
 Contributions and Transfers: ...................
  Payments received from contractowners .........     22,368,051       25,898,940         16,322,503       14,433,973
  Transfers between funds and guaranteed
   interest account, net ........................    (11,116,636)       6,819,522         14,655,804        8,562,809
  Transfers for contract benefits and
   terminations .................................     (9,164,350)     (12,188,694)        (4,666,931)      (7,722,532)
  Contract maintenance charges ..................     (9,762,283)      (9,602,016)        (6,121,637)      (5,058,479)
                                                   -------------     ------------       ------------     ------------
Net increase (decrease) in net assets from
 contractowners transactions ....................     (7,675,218)      10,927,752         20,189,739       10,215,771
                                                   -------------     ------------       ------------     ------------
Net increase (decrease) in amount retained by
 AXA Equitable in Separate Account FP ...........        (32,426)          18,297             31,283           36,131
                                                   -------------     ------------       ------------     ------------
Increase (Decrease) in Net Assets ...............     (3,210,308)      28,173,500         33,825,831       29,412,369
Net Assets -- Beginning of Period ...............    191,140,563      162,967,063        115,122,225       85,709,856
                                                   -------------     ------------       ------------      -----------
Net Assets -- End of Period .....................  $ 187,930,255     $191,140,563       $148,948,056     $115,122,225
                                                   =============     ============       ============     ============
Changes in Units (000's):
Unit Activity 0.00% to 0.90% Class A
 Issued .........................................             45               33                 48               25
 Redeemed .......................................            (17)              (8)               (13)              (6)
                                                   -------------     ------------       ------------     ------------
 Net Increase (Decrease) ........................             28               25                 35               19
                                                   -------------     ------------       ------------     ------------
Unit Activity 0.00% to 0.90% Class B
 Issued .........................................            189              343                342              308
 Redeemed .......................................           (245)            (304)              (231)            (242)
                                                   -------------     ------------       ------------     ------------
 Net Increase (Decrease) ........................            (56)              39                111               66
                                                   -------------     ------------       ------------     ------------

                                                             EQ/MFS Emerging                          EQ/MFS
                                                            Growth Companies                      Investors Trust
                                                  ------------------------------------- -----------------------------------
                                                         2005               2004               2005              2004
                                                  ------------------ ------------------ ----------------- -----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ...................   $   (873,266)      $   (881,785)       $   (1,263)      $     1,370
 Net realized gain (loss) on investments ........     (4,519,364)       (11,495,056)          479,792           347,651
 Change in unrealized appreciation
  (depreciation) on investments .................     18,449,876         31,243,426           244,903           789,302
                                                    ------------       ------------       -----------       -----------
 Net increase (decrease) in net assets from
  operations ....................................     13,057,246         18,866,585           723,432         1,138,323
                                                    ------------       ------------       -----------       -----------
Contractowners Transactions:
 Contributions and Transfers: ...................
  Payments received from contractowners .........     21,790,095         26,949,789         1,037,179         1,413,250
  Transfers between funds and guaranteed
   interest account, net ........................    (13,786,932)       (15,684,499)          297,340          (226,370)
  Transfers for contract benefits and
   terminations .................................    (10,133,318)       (11,705,467)         (764,350)       (1,115,981)
  Contract maintenance charges ..................    (11,846,948)       (12,957,991)         (500,558)         (553,566)
                                                    ------------       ------------       -----------       -----------
Net increase (decrease) in net assets from
 contractowners transactions ....................    (13,977,103)       (13,398,168)           69,611          (482,667)
                                                    ------------       ------------       -----------       -----------
Net increase (decrease) in amount retained by
 AXA Equitable in Separate Account FP ...........         30,830             35,250            50,463            47,454
                                                    ------------       ------------       -----------       -----------
Increase (Decrease) in Net Assets ...............       (889,027)         5,503,667           843,506           703,110
Net Assets -- Beginning of Period ...............    171,666,433        166,162,767        11,180,104        10,476,994
                                                    ------------       ------------       -----------       -----------
Net Assets -- End of Period .....................   $170,777,406       $171,666,434       $12,023,610       $11,180,104
                                                    ============       ============       ===========       ===========
Changes in Units (000's):
Unit Activity 0.00% to 0.90% Class A
 Issued .........................................             14                 10                 1                --
 Redeemed .......................................             (6)                (3)               --                --
                                                    ------------       ------------       -----------       -----------
 Net Increase (Decrease) ........................              8                  7                 1                --
                                                    ------------       ------------       -----------       -----------
Unit Activity 0.00% to 0.90% Class B
 Issued .........................................            239                355                51                79
 Redeemed .......................................           (351)              (473)              (51)              (84)
                                                    ------------       ------------       -----------       -----------
 Net Increase (Decrease) ........................           (112)              (118)               --                (5)
                                                    ------------       ------------       -----------       -----------

-------
The accompanying notes are an integral part of these financial statements.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS

FOR THE YEARS ENDED DECEMBER 31,

                                                               EQ/Money                     EQ/Montag &
                                                                Market                  Caldwell Growth (b)
                                                  ---------------------------------- -------------------------
                                                         2005             2004            2005         2004
                                                  ----------------- ---------------- -------------- ----------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ...................  $     7,740,695   $   1,675,306     $    377       $    2
 Net realized gain (loss) on investments ........         (655,056)       (632,791)         351           --
 Change in unrealized appreciation
  (depreciation) on investments .................          687,838         746,150        3,757           62
                                                   ---------------   -------------     --------       ------
 Net increase (decrease) in net assets from
  operations ....................................        7,773,477       1,788,665        4,485           64
                                                   ---------------   -------------     --------       ------
Contractowners Transactions:
 Contributions and Transfers: ...................
  Payments received from contractowners .........      136,046,444     129,595,505      121,550          254
  Transfers between funds and guaranteed
   interest account, net ........................     (104,138,165)    (99,406,617)      70,221        2,747
  Transfers for contract benefits and
   terminations .................................      (30,400,184)    (68,377,960)         (81)          --
  Contract maintenance charges ..................      (29,047,617)    (31,546,510)     (20,063)         (73)
                                                   ---------------   -------------     --------       ------
Net increase (decrease) in net assets from
 contractowners transactions ....................      (27,539,522)    (69,735,582)     171,627        2,928
                                                   ---------------   -------------     --------       ------
Net increase (decrease) in amount retained by
 AXA Equitable in Separate Account FP ...........           33,924          35,057           (1)          --
                                                   ---------------   -------------     --------       ------
Increase (Decrease) in Net Assets ...............      (19,732,121)    (67,911,860)     176,111        2,992
Net Assets -- Beginning of Period ...............      320,113,965     388,025,825        2,992           --
                                                   ---------------   -------------     --------       ------
Net Assets -- End of Period .....................  $   300,381,844   $ 320,113,965     $179,103       $2,992
                                                   ===============   =============     ========       ======
Changes in Units (000's):
Unit Activity 0.00% to 0.90% Class A
 Issued .........................................            2,428           2,680           --           --
 Redeemed .......................................           (2,500)         (2,961)          --           --
                                                   ---------------   -------------     --------       ------
 Net Increase (Decrease) ........................              (72)            281           --           --
                                                   ---------------   -------------     --------       ------
Unit Activity 0.00% to 0.90% Class B
 Issued .........................................              378             377            2           --
 Redeemed .......................................             (489)           (488)          --           --
                                                   ---------------   -------------     --------       ------
 Net Increase (Decrease) ........................             (111)           (111)           2           --
                                                   ---------------   -------------     --------       ------

                                                       EQ/PIMCO           EQ/Short                 EQ/Small
                                                   Real Return (c)   Duration Bond (c)           Company Index
                                                  ----------------- ------------------- -------------------------------
                                                         2005               2005              2005            2004
                                                  ----------------- ------------------- --------------- ---------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ...................      $   157           $    5          $    271,636    $    482,599
 Net realized gain (loss) on investments ........            5               --             2,471,091       1,341,175
 Change in unrealized appreciation
  (depreciation) on investments .................         (209)              (3)           (1,500,061)      1,541,998
                                                       -------           ------          ------------    ------------
 Net increase (decrease) in net assets from
  operations ....................................          (47)               2             1,242,666       3,365,772
                                                       -------           ------          ------------    ------------
Contractowners Transactions:
 Contributions and Transfers: ...................
  Payments received from contractowners .........       14,107              467             4,625,517       3,840,796
  Transfers between funds and guaranteed
   interest account, net ........................        5,126            2,100             3,181,194       9,757,119
  Transfers for contract benefits and
   terminations .................................           --               --            (1,347,062)       (682,814)
  Contract maintenance charges ..................         (410)             (17)           (1,452,682)     (1,048,903)
                                                       -------           ------          ------------    ------------
Net increase (decrease) in net assets from
 contractowners transactions ....................       18,823            2,549             5,006,967      11,866,198
                                                       -------           ------          ------------    ------------
Net increase (decrease) in amount retained by
 AXA Equitable in Separate Account FP ...........            1               --                43,921          62,635
                                                       -------           ------          ------------    ------------
Increase (Decrease) in Net Assets ...............       18,777            2,551             6,293,554      15,294,605
Net Assets -- Beginning of Period ...............           --               --            26,032,926      10,738,321
                                                       -------           ------          ------------    ------------
Net Assets -- End of Period .....................      $18,777           $2,551          $ 32,326,480    $ 26,032,926
                                                       =======           ======          ============    ============
Changes in Units (000's):
Unit Activity 0.00% to 0.90% Class A
 Issued .........................................           --               --                   129             185
 Redeemed .......................................           --               --                  (107)           (122)
                                                       -------           ------          ------------    ------------
 Net Increase (Decrease) ........................           --               --                    22              63
                                                       -------           ------          ------------    ------------
Unit Activity 0.00% to 0.90% Class B
 Issued .........................................           --               --                    18              36
 Redeemed .......................................           --               --                   (11)            (18)
                                                       -------           ------          ------------    ------------
 Net Increase (Decrease) ........................           --               --                     7              18
                                                       -------           ------          ------------    ------------

-------
The accompanying notes are an integral part of these financial statements.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,

                                                                               EQ/UBS Growth
                                                    EQ/TCW Equity (b)         and Income (b)
                                                  ---------------------- -------------------------
                                                      2005       2004         2005         2004
                                                  ----------- ---------- -------------- ----------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ...................  $      --    $   --     $  3,323       $   20
 Net realized gain (loss) on investments ........       (168)       --       15,335           --
 Change in unrealized appreciation
  (depreciation) on investments .................     22,823        95       18,961           63
                                                   ---------    ------     --------       ------
 Net increase (decrease) in net assets from
  operations ....................................     22,655        95       37,619           83
                                                   ---------    ------     --------       ------
Contractowners Transactions:
 Contributions and Transfers: ...................
  Payments received from contractowners .........    171,453       485      385,898        2,121
  Transfers between funds and guaranteed
   interest account, net ........................    158,637     8,287      158,268        3,782
  Transfers for contract benefits and
   terminations .................................        (67)       --          (17)          --
  Contract maintenance charges ..................    (26,320)      (44)     (42,522)        (181)
                                                   ---------    ------     --------       ------
Net increase (decrease) in net assets from
 contractowners transactions ....................    303,702     8,728      501,627        5,722
                                                   ---------    ------     --------       ------
Net increase (decrease) in amount retained by
 AXA Equitable in Separate Account FP ...........         --        --           --           --
                                                   ---------    ------     --------       ------
Increase (Decrease) in Net Assets ...............    326,357     8,823      539,246        5,805
Net Assets -- Beginning of Period ...............      8,823        --        5,805           --
                                                   ---------    ------     --------       ------
Net Assets -- End of Period .....................  $ 335,180    $8,823     $545,051       $5,805
                                                   =========    ======     ========       ======
Changes in Units (000's):
Unit Activity 0.00% to 0.90% Class A
 Issued .........................................         --        --           --           --
 Redeemed .......................................         --        --           --           --
                                                   ---------    ------     --------       ------
 Net Increase (Decrease) ........................         --        --           --           --
                                                   ---------    ------     --------       ------
Unit Activity 0.00% to 0.90% Class B
 Issued .........................................          3        --            7           --
 Redeemed .......................................         --        --           (3)          --
                                                   ---------    ------     --------       ------
 Net Increase (Decrease) ........................          3        --            5           --
                                                   ---------    ------     --------       ------

                                                   EQ/Van Kampen              EQ/Van Kampen                EQ/Van Kampen
                                                    Comstock (c)         Emerging Markets Equity         Mid Cap Growth (c)
                                                  --------------- ------------------------------------- -------------------
                                                        2005             2005               2004                2005
                                                  --------------- ------------------ ------------------ -------------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ...................     $   130        $   237,152       $    190,136           $   --
 Net realized gain (loss) on investments ........           3         14,268,528          4,077,352               --
 Change in unrealized appreciation
  (depreciation) on investments .................         405         26,186,449         13,942,402              (35)
                                                      -------       ------------       ------------           ------
 Net increase (decrease) in net assets from
  operations ....................................         538         40,692,129         18,209,890              (35)
                                                      -------       ------------       ------------           ------
Contractowners Transactions:
 Contributions and Transfers: ...................
  Payments received from contractowners .........       1,995         14,601,712         11,898,658            1,316
  Transfers between funds and guaranteed
   interest account, net ........................      14,773         36,316,512         14,173,982            6,171
  Transfers for contract benefits and
   terminations .................................          --         (5,541,981)        (5,811,629)              --
  Contract maintenance charges ..................        (184)        (5,720,267)        (4,290,000)            (202)
                                                      -------       ------------       ------------           ------
Net increase (decrease) in net assets from
 contractowners transactions ....................      16,584         39,655,975         15,971,011            7,284
                                                      -------       ------------       ------------           ------
Net increase (decrease) in amount retained by
 AXA Equitable in Separate Account FP ...........          --              7,715             35,213               --
                                                      -------       ------------       ------------           ------
Increase (Decrease) in Net Assets ...............      17,122         80,355,819         34,216,114            7,249
Net Assets -- Beginning of Period ...............          --        105,468,625         71,252,511               --
                                                      -------       ------------       ------------           ------
Net Assets -- End of Period .....................     $17,122       $185,824,444       $105,468,625           $7,249
                                                      =======       ============       ============           ======
Changes in Units (000's):
Unit Activity 0.00% to 0.90% Class A
 Issued .........................................          --                 35                 20               --
 Redeemed .......................................          --                 (9)                (4)              --
                                                      -------       ------------       ------------           ------
 Net Increase (Decrease) ........................          --                 25                 16               --
                                                      -------       ------------       ------------           ------
Unit Activity 0.00% to 0.90% Class B
 Issued .........................................          --                540                522               --
 Redeemed .......................................          --               (277)              (399)              --
                                                      -------       ------------       ------------           ------
 Net Increase (Decrease) ........................          --                263                123               --
                                                      -------       ------------       ------------           ------

-------
The accompanying notes are an integral part of these financial statements.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,

                                                   EQ/Wells Fargo
                                                     Montgomery           Fidelity VIP
                                                   Small Cap (c)      Asset Manager: Growth
                                                  --------------- -----------------------------
                                                        2005           2005           2004
                                                  --------------- -------------- --------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ...................      $ 19         $   35,939     $   27,379
 Net realized gain (loss) on investments ........        --             44,847         95,655
 Change in unrealized appreciation
  (depreciation) on investments .................       (25)            10,594        (46,761)
                                                       ----         ----------     ----------
 Net increase (decrease) in net assets from
  operations ....................................        (6)            91,380         76,273
                                                       ----         ----------     ----------
Contractowners Transactions:
 Contributions and Transfers: ...................
  Payments received from contractowners .........        18            281,656        217,684
  Transfers between funds and guaranteed
   interest account, net ........................       390            628,448        (39,438)
  Transfers for contract benefits and
   terminations .................................        --                (45)        (5,774)
  Contract maintenance charges ..................        (9)           (52,972)       (36,248)
                                                       ----         ----------     ----------
Net increase (decrease) in net assets from
 contractowners transactions ....................       398            857,086        136,224
                                                       ----         ----------     ----------
Net increase (decrease) in amount retained by
 AXA Equitable in Separate Account FP ...........        --                 --             --
                                                       ----         ----------     ----------
Increase (Decrease) in Net Assets ...............       393            948,466        212,497
Net Assets -- Beginning of Period ...............        --          1,375,870      1,163,373
                                                       ----         ----------     ----------
Net Assets -- End of Period .....................      $393         $2,324,336     $1,375,870
                                                       ====         ==========     ==========
Changes in Units (000's):
Unit Activity 0.00% to 0.90% Class A
 Issued .........................................        --                 --             --
 Redeemed .......................................        --                 --             --
                                                       ----         ----------     ----------
 Net Increase (Decrease) ........................        --                 --             --
                                                       ----         ----------     ----------
Unit Activity 0.00% to 0.90% Class B
 Issued .........................................        --                 19             13
 Redeemed .......................................        --                (12)           (12)
                                                       ----         ----------     ----------
 Net Increase (Decrease) ........................        --                  7              1
                                                       ----         ----------     ----------

                                                           Fidelity VIP                  Fidelity VIP
                                                            Contrafund                   Equity-Income
                                                  ------------------------------ -----------------------------
                                                        2005           2004           2005           2004
                                                  --------------- -------------- -------------- --------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ...................   $    15,628     $    6,220     $  281,958     $   48,260
 Net realized gain (loss) on investments ........       738,778        283,230        266,565        156,282
 Change in unrealized appreciation
  (depreciation) on investments .................     2,522,673        564,446       (260,183)       191,199
                                                    -----------     ----------     ----------     ----------
 Net increase (decrease) in net assets from
  operations ....................................     3,277,079        853,896        288,340        395,741
                                                    -----------     ----------     ----------     ----------
Contractowners Transactions:
 Contributions and Transfers: ...................
  Payments received from contractowners .........       819,124        560,581        202,793        409,777
  Transfers between funds and guaranteed
   interest account, net ........................    17,328,309      4,811,441        674,702      1,859,978
  Transfers for contract benefits and
   terminations .................................       (21,169)      (415,159)        (9,305)      (187,131)
  Contract maintenance charges ..................      (446,849)      (137,102)      (142,749)       (86,757)
                                                    -----------     ----------     ----------     ----------
Net increase (decrease) in net assets from
 contractowners transactions ....................    17,679,414      4,819,761        725,440      1,995,867
                                                    -----------     ----------     ----------     ----------
Net increase (decrease) in amount retained by
 AXA Equitable in Separate Account FP ...........            --             --             --             --
                                                    -----------     ----------     ----------     ----------
Increase (Decrease) in Net Assets ...............    20,956,493      5,673,657      1,013,781      2,391,608
Net Assets -- Beginning of Period ...............     8,579,303      2,905,646      4,941,577      2,549,969
                                                    -----------     ----------     ----------     ----------
Net Assets -- End of Period .....................   $29,535,796     $8,579,303     $5,955,357     $4,941,577
                                                    ===========     ==========     ==========     ==========
Changes in Units (000's):
Unit Activity 0.00% to 0.90% Class A
 Issued .........................................            --             --             --             --
 Redeemed .......................................            --             --             --             --
                                                    -----------     ----------     ----------     ----------
 Net Increase (Decrease) ........................            --             --             --             --
                                                    -----------     ----------     ----------     ----------
Unit Activity 0.00% to 0.90% Class B
 Issued .........................................           152             70             33             31
 Redeemed .......................................           (38)           (34)           (28)           (17)
                                                    -----------     ----------     ----------     ----------
 Net Increase (Decrease) ........................           114             36              5             14
                                                    -----------     ----------     ----------     ----------

-------
The accompanying notes are an integral part of these financial statements.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,

                                                           Fidelity VIP                   Fidelity VIP
                                                          Growth & Income                  High Income
                                                  ------------------------------- -----------------------------
                                                       2005            2004            2005           2004
                                                  -------------- ---------------- -------------- --------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ...................   $   31,838     $   12,425       $  498,110     $  149,283
 Net realized gain (loss) on investments ........      182,870         50,336          (79,360)         1,165
 Change in unrealized appreciation
  (depreciation) on investments .................       38,307         45,273         (345,141)        (1,488)
                                                    ----------     ----------       ----------     ----------
 Net increase (decrease) in net assets from
  operations ....................................      253,015        108,034           73,619        148,960
                                                    ----------     ----------       ----------     ----------
Contractowners Transactions:
 Contributions and Transfers: ...................
  Payments received from contractowners .........      198,919        155,156          184,187        319,961
  Transfers between funds and guaranteed
   interest account, net ........................      305,029        162,617          121,210        308,749
  Transfers for contract benefits and
   terminations .................................           --         (7,565)              --       (229,826)
  Contract maintenance charges ..................      (59,961)       (43,336)        (103,978)       (68,365)
                                                    ----------     ----------       ----------     ----------
Net increase (decrease) in net assets from
 contractowners transactions ....................      443,987        266,872          201,419        330,519
                                                    ----------     ----------       ----------     ----------
Net increase (decrease) in amount retained by
 AXA Equitable in Separate Account FP ...........           --             --               --             --
                                                    ----------     ----------       ----------     ----------
Increase (Decrease) in Net Assets ...............      697,002        374,906          275,028        479,479
Net Assets -- Beginning of Period ...............    2,063,712      1,688,806        2,949,540      2,470,061
                                                    ----------     ----------       ----------     ----------
Net Assets -- End of Period .....................   $2,760,714     $2,063,712       $3,224,568     $2,949,540
                                                    ==========     ==========       ==========     ==========
Changes in Units (000's):
Unit Activity 0.00% to 0.90% Class A
 Issued .........................................           --             --               --             --
 Redeemed .......................................           --             --               --             --
                                                    ----------     ----------       ----------     ----------
 Net Increase (Decrease) ........................           --             --               --             --
                                                    ----------     ----------       ----------     ----------
Unit Activity 0.00% to 0.90% Class B
 Issued .........................................           21              9               28             31
 Redeemed .......................................          (17)            (6)             (27)           (29)
                                                    ----------     ----------       ----------     ----------
 Net Increase (Decrease) ........................            4              3                1              2
                                                    ----------     ----------       ----------     ----------

                                                            Fidelity VIP                    Fidelity VIP
                                                       Investment Grade Bond                   Mid Cap
                                                  -------------------------------- -------------------------------
                                                         2005            2004            2005            2004
                                                  ----------------- -------------- --------------- ---------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ...................   $    329,873      $  222,378     $   197,669     $        --
 Net realized gain (loss) on investments ........       (206,281)         (9,373)      1,071,460         241,496
 Change in unrealized appreciation
  (depreciation) on investments .................         (9,153)        (27,955)      2,132,019         976,379
                                                    ------------      ----------     -----------     -----------
 Net increase (decrease) in net assets from
  operations ....................................        114,439         185,050       3,401,148       1,217,875
                                                    ------------      ----------     -----------     -----------
Contractowners Transactions:
 Contributions and Transfers: ...................
  Payments received from contractowners .........        742,462         376,290       1,034,615         821,600
  Transfers between funds and guaranteed
   interest account, net ........................     (1,015,212)      2,587,920      11,525,975       7,742,112
  Transfers for contract benefits and
   terminations .................................             --        (322,342)        (25,125)       (303,902)
  Contract maintenance charges ..................       (162,728)        (99,877)       (465,954)       (134,969)
                                                    ------------      ----------     -----------     -----------
Net increase (decrease) in net assets from
 contractowners transactions ....................       (435,478)      2,541,991      12,069,511       8,124,841
                                                    ------------      ----------     -----------     -----------
Net increase (decrease) in amount retained by
 AXA Equitable in Separate Account FP ...........             --              --              --              --
                                                    ------------      ----------     -----------     -----------
Increase (Decrease) in Net Assets ...............       (321,037)      2,727,041      15,470,659       9,342,716
Net Assets -- Beginning of Period ...............      6,407,630       3,680,589      11,035,331       1,692,615
                                                    ------------      ----------     -----------     -----------
Net Assets -- End of Period .....................   $  6,086,593      $6,407,630     $26,505,990     $11,035,331
                                                    ============      ==========     ===========     ===========
Changes in Units (000's):
Unit Activity 0.00% to 0.90% Class A
 Issued .........................................             --              --              --              --
 Redeemed .......................................             --              --              --              --
                                                    ------------      ----------     -----------     -----------
 Net Increase (Decrease) ........................             --              --              --              --
                                                    ------------      ----------     -----------     -----------
Unit Activity 0.00% to 0.90% Class B
 Issued .........................................             74              62             109              77
 Redeemed .......................................            (78)            (38)            (45)            (28)
                                                    ------------      ----------     -----------     -----------
 Net Increase (Decrease) ........................             (4)             24              64              49
                                                    ------------      ----------     -----------     -----------

-------
The accompanying notes are an integral part of these financial statements.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,

                                                          Fidelity VIP                    Fidelity VIP
                                                              Value                     Value Strategies
                                                  ----------------------------- ---------------------------------
                                                       2005           2004            2005             2004
                                                  -------------- -------------- ---------------- ----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ...................   $   10,238     $   13,422     $   81,965       $    6,685
 Net realized gain (loss) on investments ........      159,714         47,279            344          119,521
 Change in unrealized appreciation
  (depreciation) on investments .................        4,303         54,957         (6,299)         122,080
                                                    ----------     ----------     ----------       ----------
 Net increase (decrease) in net assets from
  operations ....................................      174,255        115,658         76,010          248,286
                                                    ----------     ----------     ----------       ----------
Contractowners Transactions:
 Contributions and Transfers: ...................
  Payments received from contractowners .........       79,571        226,817        153,594          602,652
  Transfers between funds and guaranteed
   interest account, net ........................    1,357,614        457,373        301,617         (150,525)
  Transfers for contract benefits and
   terminations .................................       (1,393)      (150,075)       (24,562)        (280,341)
  Contract maintenance charges ..................      (61,081)       (39,319)       (84,475)        (121,584)
                                                    ----------     ----------     ----------       ----------
Net increase (decrease) in net assets from
 contractowners transactions ....................    1,374,710        494,796        346,175           50,201
                                                    ----------     ----------     ----------       ----------
Net increase (decrease) in amount retained by
 AXA Equitable in Separate Account FP ...........           --             --             --               --
                                                    ----------     ----------     ----------       ----------
Increase (Decrease) in Net Assets ...............    1,548,965        610,454        422,185          298,487
Net Assets -- Beginning of Period ...............    1,468,042        857,588      2,847,258        2,548,771
                                                    ----------     ----------     ----------       ----------
Net Assets -- End of Period .....................   $3,017,008     $1,468,042     $3,269,443       $2,847,258
                                                    ==========     ==========     ==========       ==========
Changes in Units (000's):
Unit Activity 0.00% to 0.90% Class A
 Issued .........................................           --             --             --               --
 Redeemed .......................................           --             --             --               --
                                                    ----------     ----------     ----------       ----------
 Net Increase (Decrease) ........................           --             --             --               --
                                                    ----------     ----------     ----------       ----------
Unit Activity 0.00% to 0.90% Class B
 Issued .........................................           23             18             11               29
 Redeemed .......................................          (13)           (15)            (9)             (30)
                                                    ----------     ----------     ----------       ----------
 Net Increase (Decrease) ........................           10              3              2               (1)
                                                    ----------     ----------     ----------       ----------

                                                       Laudus Rosenberg VIT                MFS Mid
                                                      Value Long/Short Equity            Cap Growth
                                                  ------------------------------- -------------------------
                                                        2005            2004          2005         2004
                                                  --------------- --------------- ------------ ------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ...................  $    (55,055)    $   (19,911)   $  (1,326)   $    (903)
 Net realized gain (loss) on investments ........       775,201          68,540        9,859        5,696
 Change in unrealized appreciation
  (depreciation) on investments .................       239,655         324,771        1,428       13,663
                                                   ------------     -----------    ---------    ---------
 Net increase (decrease) in net assets from
  operations ....................................       959,801         373,400        9,961       18,456
                                                   ------------     -----------    ---------    ---------
Contractowners Transactions:
 Contributions and Transfers: ...................
  Payments received from contractowners .........     1,054,346         497,952       89,435       48,007
  Transfers between funds and guaranteed
   interest account, net ........................     7,081,027       2,865,281       25,919        6,342
  Transfers for contract benefits and
   terminations .................................      (259,707)        (49,966)      (1,662)      (6,818)
  Contract maintenance charges ..................      (409,664)       (178,651)     (20,888)     (19,373)
                                                   ------------     -----------    ---------    ---------
Net increase (decrease) in net assets from
 contractowners transactions ....................     7,466,003       3,134,616       92,804       28,157
                                                   ------------     -----------    ---------    ---------
Net increase (decrease) in amount retained by
 AXA Equitable in Separate Account FP ...........    (7,160,760)         17,807        1,326          903
                                                   ------------     -----------    ---------    ---------
Increase (Decrease) in Net Assets ...............     1,265,043       3,525,823      104,091       47,516
Net Assets -- Beginning of Period ...............    11,613,365       8,087,542      167,950      120,434
                                                   ------------     -----------    ---------    ---------
Net Assets -- End of Period .....................  $ 12,878,408     $11,613,365    $ 272,040    $ 167,950
                                                   ============     ===========    =========    =========
Changes in Units (000's):
Unit Activity 0.00% to 0.90% Class A
 Issued .........................................            --              --            1           --
 Redeemed .......................................            --              --           --           --
                                                   ------------     -----------    ---------    ---------
 Net Increase (Decrease) ........................            --              --            1           --
                                                   ------------     -----------    ---------    ---------
Unit Activity 0.00% to 0.90% Class B
 Issued .........................................           233             195           --           --
 Redeemed .......................................          (160)           (163)          --           --
                                                   ------------     -----------    ---------    ---------
 Net Increase (Decrease) ........................            73              32           --           --
                                                   ------------     -----------    ---------    ---------

-------
The accompanying notes are an integral part of these financial statements.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (Concluded)

FOR THE YEARS ENDED DECEMBER 31,

                                                               OpCap                        PIMCO
                                                            Renaissance                  Total Return
                                                  ------------------------------- --------------------------
                                                        2005            2004           2005          2004
                                                  --------------- --------------- -------------- -----------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ...................  $  1,197,891    $  1,009,635     $ 22,066      $   6,797
 Net realized gain (loss) on investments ........        92,619       1,183,895          904            124
 Change in unrealized appreciation
  (depreciation) on investments .................    (2,747,759)      1,119,551      (14,607)         2,160
                                                   ------------    ------------     --------      ---------
 Net increase (decrease) in net assets from
  operations ....................................    (1,457,249)      3,313,081        8,363          9,081
                                                   ------------    ------------     --------      ---------
Contractowners Transactions:
 Contributions and Transfers: ...................
  Payments received from contractowners .........     4,201,683       4,310,291      245,567         84,690
  Transfers between funds and guaranteed
   interest account, net ........................    (6,129,196)      9,766,407      139,304         (1,965)
  Transfers for contract benefits and
   terminations .................................      (625,618)       (726,856)      (3,088)       (14,744)
  Contract maintenance charges ..................    (1,381,243)     (1,092,634)     (47,878)       (39,462)
                                                   ------------    ------------     --------      ---------
Net increase (decrease) in net assets from
 contractowners transactions ....................    (3,934,374)     12,257,208      333,905         28,519
                                                   ------------    ------------     --------      ---------
Net increase (decrease) in amount retained by
 AXA Equitable in Separate Account FP ...........        51,609          45,815        2,335          1,094
                                                   ------------    ------------     --------      ---------
Increase (Decrease) in Net Assets ...............    (5,340,014)     15,616,104      344,603         38,694
Net Assets -- Beginning of Period ...............    26,764,837      11,148,733      202,177        163,483
                                                   ------------    ------------     --------      ---------
Net Assets -- End of Period .....................  $ 21,424,823    $ 26,764,837     $546,780      $ 202,177
                                                   ============    ============     ========      =========
Changes in Units (000's):
Unit Activity 0.00% to 0.90% Class A
 Issued .........................................            63             132            4              1
 Redeemed .......................................           (85)            (62)          (1)            --
                                                   ------------    ------------     --------      ---------
 Net Increase (Decrease) ........................           (22)             70            3              1
                                                   ------------    ------------     --------      ---------
Unit Activity 0.00% to 0.90% Class B
 Issued .........................................            --              --           --             --
 Redeemed .......................................            --              --           --             --
                                                   ------------    ------------     --------      ---------
 Net Increase (Decrease) ........................            --              --           --             --
                                                   ------------    ------------     --------      ---------

                                                             U.S. Real                      Vanguard VIF
                                                         Estate -- Class I                  Equity Index
                                                  ------------------------------- ---------------------------------
                                                        2005            2004            2005             2004
                                                  --------------- --------------- ---------------- ----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ...................  $  2,226,712    $    421,015      $ 121,964        $  33,396
 Net realized gain (loss) on investments ........     4,398,424       2,738,298         62,911           55,765
 Change in unrealized appreciation
  (depreciation) on investments .................     3,293,226       6,116,678        (60,379)          56,642
                                                   ------------    ------------     ----------       ----------
 Net increase (decrease) in net assets from
  operations ....................................     9,918,362       9,275,991        124,497          145,803
                                                   ------------    ------------     ----------       ----------
Contractowners Transactions:
 Contributions and Transfers: ...................
  Payments received from contractowners .........     8,243,682       5,530,353      1,295,501          585,558
  Transfers between funds and guaranteed
   interest account, net ........................    12,702,456      25,242,365         67,213          604,056
  Transfers for contract benefits and
   terminations .................................    (1,463,202)       (889,977)      (113,414)          (5,695)
  Contract maintenance charges ..................    (2,648,822)     (1,152,980)      (320,462)        (144,665)
                                                   ------------    ------------     ----------       ----------
Net increase (decrease) in net assets from
 contractowners transactions ....................    16,834,114      28,729,761        928,838        1,039,254
                                                   ------------    ------------     ----------       ----------
Net increase (decrease) in amount retained by
 AXA Equitable in Separate Account FP ...........        36,889          41,942          8,452            7,528
                                                   ------------    ------------     ----------       ----------
Increase (Decrease) in Net Assets ...............    26,789,365      38,047,694      1,061,787        1,192,585
Net Assets -- Beginning of Period ...............    50,801,701      12,754,007      2,124,639          932,054
                                                   ------------    ------------     ----------       ----------
Net Assets -- End of Period .....................  $ 77,591,066    $ 50,801,701     $3,186,426       $2,124,639
                                                   ============    ============     ==========       ==========
Changes in Units (000's):
Unit Activity 0.00% to 0.90% Class A
 Issued .........................................           238             263             17               14
 Redeemed .......................................          (149)            (83)            (8)              (4)
                                                   ------------    ------------     ----------       ----------
 Net Increase (Decrease) ........................            89             180              9               10
                                                   ------------    ------------     ----------       ----------
Unit Activity 0.00% to 0.90% Class B
 Issued .........................................            --              --             --               --
 Redeemed .......................................            --              --             --               --
                                                   ------------    ------------     ----------       ----------
 Net Increase (Decrease) ........................            --              --             --               --
                                                   ------------    ------------     ----------       ----------

-------
The accompanying notes are an integral part of these financial statements.
(a) A substitution of EQ/Technology for AXA Premier VIP Technology occurred on May 14, 2004 (see Note 5).
(b) Commenced operations on October 25, 2004.
(c) Commenced operations on May 9, 2005.
(d) Commenced operations on October 17, 2005.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

Notes To Financial Statements

December 31, 2005

1. Organization

AXA Equitable Life Insurance Company (formerly The Equitable Life Assurance Society of the United States) ("AXA Equitable") Separate Account FP ("the Account") is organized as a unit investment trust, a type of investment company, and is registered with the Securities and Exchange Commission ("SEC") under the Investment Company Act of 1940 (the "1940 Act"). The Account invests in shares of mutual funds of various variable investment trusts of AXA Premier VIP Trust ("VIP"), Laudus Rosenberg Variable Insurance Trust, Davis Variable Account Fund, Inc., EQ Advisors Trust ("EQAT"), Fidelity Variable Insurance Products, MFS Variable Insurance Trust, PIMCO Advisors VIT, PIMCO Variable Insurance Trust, The Universal Institutional Funds, Inc., and Vanguard Variable Insurance Fund ("The Trusts"). The Trusts are open-ended diversified management investment companies that sell shares of a portfolio ("Portfolio") of a mutual fund to separate accounts of insurance companies. Each Portfolio of The Trusts has separate investment objectives. These financial statements and notes are those of the Account.
The Account consists of 82 variable investment options:

o AXA Aggressive Allocation
o AXA Conservative Allocation
o AXA Conservative-Plus Allocation
o AXA Moderate Allocation
o AXA Moderate-Plus Allocation
o AXA Premier VIP Aggressive Equity
o AXA Premier VIP Core Bond
o AXA Premier VIP Health Care
o AXA Premier VIP High Yield
o AXA Premier VIP International Equity
o AXA Premier VIP Large Cap Core Equity
o AXA Premier VIP Large Cap Growth
o AXA Premier VIP Large Cap Value
o AXA Premier VIP Mid Cap Growth(1)
o AXA Premier VIP Mid Cap Value(2)
o AXA Premier VIP Technology
o Davis Value
o EQ/Alliance Common Stock
o EQ/Alliance Growth and Income
o EQ/Alliance Intermediate Government Securities
o EQ/Alliance International
o EQ/Alliance Large Cap Growth(3)
o EQ/Alliance Quality Bond
o EQ/Alliance Small Cap Growth
o EQ/Ariel Appreciation II
o EQ/Bear Stearns Small Company Growth(4)
o EQ/Bernstein Diversified Value
o EQ/Boston Advisors Equity Income(5)
o EQ/Calvert Socially Responsible
o EQ/Capital Guardian Growth
o EQ/Capital Guardian International
o EQ/Capital Guardian Research
o EQ/Capital Guardian U.S. Equity
o EQ/Caywood-Scholl High Yield
o EQ/Equity 500 Index
o EQ/Evergreen International Bond
o EQ/Evergreen Omega
o EQ/FI Mid Cap
o EQ/FI Mid Cap Value(6)
o EQ/GAMCO Mergers and Acquisitions
o EQ/GAMCO Small Company Value (7)
o EQ/International Growth
o EQ/Janus Large Cap Growth
o EQ/JPMorgan Core Bond(8)
o EQ/JPMorgan Value Opportunities(9)
o EQ/Lazard Small Cap Value
o EQ/Legg Mason Value Equity
o EQ/Long Term Bond
o EQ/Lord Abbett Growth and Income
o EQ/Lord Abbett Large Cap Core
o EQ/Lord Abbett Mid Cap Value
o EQ/Marsico Focus
o EQ/Mercury Basic Value Equity
o EQ/Mercury International Value
o EQ/MFS Emerging Growth Companies
o EQ/MFS Investors Trust
o EQ/Money Market
o EQ/Montag & Caldwell Growth(10)
o EQ/PIMCO Real Return
o EQ/Short Duration Bond
o EQ/Small Company Index
o EQ/TCW Equity(11)
o EQ/UBS Growth and Income(12)
o EQ/Van Kampen Comstock
o EQ/Van Kampen Emerging Markets Equity(13)
o EQ/Van Kampen Mid Cap Growth
o EQ/Wells Fargo Montgomery Small Cap
o Fidelity VIP Asset Manager: Growth
o Fidelity VIP Contrafund
o Fidelity VIP Equity-Income
o Fidelity VIP Growth & Income
o Fidelity VIP High Income
o Fidelity VIP Investment Grade Bond
o Fidelity VIP Mid Cap
o Fidelity VIP Value
o Fidelity VIP Value Strategies
o Laudus Rosenberg VIT Value Long/Short Equity
o MFS Mid Cap Growth
o OpCap Renaissance(14)
o PIMCO Total Return
o U.S. Real Estate -- Class I
o Vanguard VIF Equity Index

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2005

1. Organization (Continued)

----------------------

 (1) Formerly known as AXA Premier VIP Small/Mid Cap Growth
 (2) Formerly known as AXA Premier VIP Small/Mid Cap Value
 (3) Formerly known as EQ/Alliance Premier Growth
 (4) Formerly known as EQ/Enterprise Small Company Growth
 (5) Formerly known as EQ/Enterprise Equity Income
 (6) Formerly known as EQ/FI Small/Mid Cap Value
 (7) Formerly known as EQ/Enterprise Small Company Value
 (8) Formerly known as EQ/J.P. Morgan Core Bond
 (9) Formerly known as EQ/J.P. Morgan Value Opportunities
 (10) Formerly known as EQ/Enterprise Growth
 (11) Formerly known as EQ/Enterprise Equity
 (12) Formerly known as EQ/Enterprise Growth and Income
 (13) Formerly known as EQ/Emerging Markets Equity
 (14) Formerly known as PEA Renaissance

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2005

1. Organization (Concluded)

Under applicable insurance law, the assets and liabilities of the Account are clearly identified and distinguished from AXA Equitable's other assets and liabilities. All Contracts are issued by AXA Equitable. The assets of the Account are the property of AXA Equitable. However, the portion of the Account's assets attributable to the Contracts will not be chargeable with liabilities arising out of any other business AXA Equitable may conduct.

The Account is used to fund benefits for the following Variable Life products:

o Accumulator Life
o Incentive Life
o Incentive Life 2000
o Incentive Life 2000 Sales (1999 and after)
o Incentive Life '02
o Incentive Life '06
o Incentive Life Plus(SM)
o Incentive Life Original Series
o Paramount Life
o IL Protector(SM)
o Incentive Life COLI and Incentive Life COLI '04, flexible premium variable life insurance contracts
o Champion 2000, modified premium variable whole life insurance contracts
o Survivorship 2000
o Survivorship Incentive Life 1999
o Survivorship Incentive Life '02
o flexible premium joint survivorship variable life insurance contracts
o SP-Flex, variable life insurance contracts with additional premium option (collectively, the "Contracts")

The Incentive Life 2000, Champion 2000 and Survivorship 2000 contracts are herein referred to as the "Series 2000 Policies." Incentive Life Plus(SM) contracts offered with a prospectus dated on or after September 15, 1995, are referred to as "Incentive Life Plus(SM)." Incentive Life Plus contracts issued with a prior prospectus are referred to as "Incentive Life Plus Original Series."

The Account supports the operations of various AXA Equitable insurance products. These products are sold through both AXA Equitable's Agent Distribution channel and AXA Equitable's Independent Broker Dealer Distribution channel. These financial statement footnotes discuss the products, charges and investment returns applicable to those life insurance products which are sold through both AXA Equitable's Agent Distribution channel and AXA Equitable's Independent Broker Dealer Distributor Channel.

The amount retained by AXA Equitable in the Account arises principally from (1) contributions from AXA Equitable, (2) mortality and expense charges and administrative charges accumulated in the Account, and (3) that portion, determined ratably, of the Account's investment results applicable to those assets in the Account in excess of the net assets for the Contracts. Amounts retained by AXA Equitable are not subject to charges for mortality and expense charges and administrative charges. Amounts retained by AXA Equitable in the Account may be transferred at any time by AXA Equitable to its General Account.

2. Significant Accounting Policies

The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the United States of America
(GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investments are made in shares of The Trusts and are valued at the net asset values per share of the respective Portfolios. The net asset values are determined by The Trusts using the market or fair value of the underlying assets of the Portfolio less liabilities.

Investment transactions are recorded by the Account on the trade date. Dividends and distributions of capital gains from The Trusts are automatically reinvested on the ex-dividend date. Realized gains and losses include (1) gains and losses on redemptions of The Trusts shares (determined on the identified cost basis) and (2) The Trusts' distributions representing the net realized gains on The Trusts' investment transactions.

Receivable/payable for policy-related transactions represent amount due to/from AXA Equitable's General Account predominately related

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2005

2. Significant Accounting Policies (Concluded)

to premiums, surrenders and death benefits.

Accumulation nonunitized represents a product offered based upon a dollar amount (starting at $1) rather than units. It is similar to Accumulation Units accounts, which are based upon units, as the dollar amount of the contractowner account changes with the investment activity of the fund the contract is invested in, net of contract charges.

Payments received from contractowners represent participant contributions under the Contracts (but exclude amounts allocated to the guaranteed interest account, reflected in the General Account) reduced by applicable deductions, charges and state premium taxes. Contractowners may allocate amounts in their individual accounts to variable investment options, and (except for SP-Flex contracts), to the guaranteed interest account of AXA Equitable's General Account. Transfers between funds and guaranteed interest account, net, are amounts that participants have directed to be moved among investment options, including permitted transfers to and from the guaranteed interest account. The net assets of any variable investment option may not be less than the aggregate value of the Contractowner accounts allocated to that variable investment option. Additional assets are set aside in AXA Equitable's General Account to provide for the unearned portion of monthly charges for mortality costs and other policy benefits, as required by state insurance law. AXA Equitable's General Account is subject to creditor rights.

Transfers for contract benefits and terminations are payments to participants and beneficiaries made under the terms of the Contracts and amounts that participants have requested to be withdrawn and paid to them. Withdrawal charges, if applicable, are included in Transfers for contract benefits and terminations and represent deferred contingent withdrawal charges that apply to certain withdrawals under the Contracts. Included in Contract maintenance charges are administrative and cost of insurance charges deducted monthly under the Contracts.

The operations of the Account are included in the federal income tax return of AXA Equitable which is taxed as a life insurance company under the provisions of the Internal Revenue Code. No federal income tax based on net income or realized and unrealized capital gains is currently applicable to Contracts participating in the Account by reason of applicable provisions of the Internal Revenue Code and no federal income tax payable by AXA Equitable is expected to affect the unit value of Contracts participating in the Account. Accordingly, no provision for income taxes is required. However, AXA Equitable retains the right to charge for any federal income tax which is attributable to the Account if the law is changed.

3. Purchases and Sales of Investments

The cost of purchases and proceeds from sales of investments for the year ended December 31, 2005 were as follows:

                                                        Purchases          Sales
                                                     --------------   --------------
AXA Aggressive Allocation ........................    $  9,751,322     $  1,166,297
AXA Conservative Allocation ......................       3,289,705        2,382,621
AXA Conservative Plus Allocation .................       3,279,805        1,018,243
AXA Moderate Allocation ..........................      70,230,822      127,304,792
AXA Moderate Plus Allocation .....................      31,965,729        2,745,822
AXA Premier VIP Aggressive Equity ................      14,965,329       55,606,976
AXA Premier VIP Core Bond ........................      40,556,455       32,372,285
AXA Premier VIP Health Care ......................      14,172,867        7,267,219
AXA Premier VIP High Yield .......................     161,502,673      156,272,526
AXA Premier VIP International Equity .............      13,212,091        5,044,981
AXA Premier VIP Large Cap Core Equity ............       4,860,254        2,993,851
AXA Premier VIP Large Cap Growth .................      10,488,466        7,798,326
AXA Premier VIP Large Cap Value ..................      17,957,196        7,777,700
AXA Premier VIP Small/Mid Cap Growth .............      12,389,324        6,916,872
AXA Premier VIP Small/Mid Cap Value ..............      24,586,695       11,025,582
AXA Premier VIP Technology .......................      15,417,216       15,685,553
Davis Value ......................................         381,594           65,925
EQ/Alliance Common Stock .........................      76,162,877      208,683,347
EQ/Alliance Growth & Income ......................      69,713,746       49,465,318
EQ/Alliance Intermediate Government Sec. .........      39,733,258       55,326,169
EQ/Alliance International ........................      48,954,730       48,484,658

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2005

3. Purchases and Sales of Investments (Continued)

                                                    Purchases         Sales
                                                  -------------   -------------
EQ/Alliance Large Cap Growth ..................     17,261,476      16,627,025
EQ/Alliance Quality Bond ......................     54,768,070      55,192,302
EQ/Alliance Small Cap Growth ..................     25,900,429      30,966,331
EQ/Ariel Appreciation II ......................            823               6
EQ/Bears Stearns Small Company Growth .........        666,315          32,712
EQ/Bernstein Diversified Value ................     51,498,439      24,554,937
EQ/Boston Advisors Equity Income ..............      1,253,124          49,054
EQ/Calvert Socially Responsible ...............        199,078          81,198
EQ/Capital Guardian Growth ....................        583,553         273,101
EQ/Capital Guardian International .............      1,946,426         918,909
EQ/Capital Guardian Research ..................      8,293,922      10,154,659
EQ/Capital Guardian U.S. Equity ...............     21,196,273      13,811,058
EQ/Caywood-Scholl High Yield Bond .............          7,517             788
EQ/Equity 500 Index ...........................     79,233,243      95,549,756
EQ/Evergreen International Bond ...............         11,542               -
EQ/Evergreen Omega ............................      4,995,201       5,297,306
EQ/FI Mid Cap .................................     43,243,911      21,080,104
EQ/FI Small/Mid Cap Value .....................     70,893,212      26,440,733
EQ/GAMCO Mergers and Acquisitions .............          3,508              15
EQ/GAMCO Small Company Value ..................      1,751,291          60,220
EQ/International Growth .......................          7,386           1,922
EQ/Janus Large Cap Growth .....................      8,289,867       6,328,890
EQ/JPMorgan Core Bond .........................     21,892,246       3,896,949
EQ/JPMorgan Value Opportunities ...............      7,835,548       8,781,523
EQ/Lazard Small Cap Value .....................     20,644,158       4,392,656
EQ/Legg Mason Value Equity ....................         16,549              20
EQ/Long Term Bond .............................          8,493           1,479
EQ/Lord Abbett Growth and Income ..............          8,387               2
EQ/Lord Abbet Large Cap Core ..................          1,124             394
EQ/Lord Abbett Mid Cap Value ..................         20,756              36
EQ/Marsico Focus ..............................     32,872,156      12,002,265
EQ/Mercury Basic Value Equity .................     33,625,195      31,881,275
EQ/Mercury International Value ................     38,895,901      16,889,548
EQ/MFS Emerging Growth Companies ..............     12,238,574      27,053,055
EQ/MFS Investors Trust ........................      4,254,058       4,135,246
EQ/Money Market ...............................    360,414,173     380,151,355
EQ/Montag & Caldwell Growth ...................        179,784           7,780
EQ/PIMCO Real Return ..........................         18,998              13
EQ/Short Duration Bond ........................          2,557               3
EQ/Small Company Index ........................     23,546,708      16,775,254
EQ/TCW Equity .................................        310,237           6,535
EQ/UBS Growth and Income ......................        693,507         188,557
EQ/Van Kampen Comstock ........................         16,780              66
EQ/Van Kampen Emerging Markets Equity .........     62,783,949      17,094,831
EQ/Van Kampen Mid Cap Growth ..................          7,285               1
EQ/Wells Fargo Montgomery Small Cap ...........            420               -
Fidelity VIP Asset Manager: Growth ............      2,260,070       1,367,045
Fidelity VIP Contrafund .......................     21,271,859       3,576,817
Fidelity VIP Equity-Income ....................      4,534,334       3,526,936
Fidelity VIP Growth & Income ..................      1,996,976       1,521,151
Fidelity VIP High Income ......................      3,820,694       3,121,166
Fidelity VIP Investment Grade Bond ............      7,693,444       7,799,048
Fidelity VIP Mid Cap ..........................     17,795,409       5,528,229
Fidelity VIP Value ............................      3,187,456       1,802,508

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2005

3. Purchases and Sales of Investments (Concluded)

                                                           Purchases         Sales
                                                         -------------   ------------
Fidelity VIP Value Strategies ........................     1,806,731       1,378,591
Laudus Rosenberg VIT Value Long/Short Equity .........    23,217,690      22,967,502
MFS Mid Cap Growth ...................................       127,471          34,667
OpCap Renaissance ....................................    10,881,105      12,565,979
PIMCO Total Return Bond ..............................       445,254          89,541
U.S. Real Estate .....................................    37,771,549      18,670,948
Vanguard VIF Equity Index ............................     1,701,082         642,951

4. Expenses and Related Party Transactions

The assets in each variable investment option are invested in shares of a corresponding mutual fund portfolio of The Trusts. Shares are offered by The Trusts at net asset value. Shares in which the variable investment options invest are in either one of two classes. Both classes are subject to fees for investment management and advisory services and other Trust expenses. One class of shares ("Class A shares") is not subject to distribution fees imposed pursuant to a distribution plan. The other class of shares ("Class B shares") is subject to distribution fees imposed under a distribution plan (herein the "Rule 12b-1 Plans") adopted by the applicable Trust. The Rule 12b-1 Plans provide that The Trusts, on behalf of each Portfolio, may charge annually up to 0.25% of the average daily net assets of a Portfolio attributable to its Class B shares in respect of activities primarily intended to result in the sale of the Class B shares. These fees are reflected in the net asset value of the shares.

AXA Equitable serves as investment manager of EQAT and VIP. Charles Schwab Investment Management, Inc. serves as investment manager for the Laudus Rosenberg Variable Insurance Trust--Laudus VIT Value Long/Short Equity Portfolio. Davis Selected Advisers, L.P. serves as investment manager for the Davis Variable Account Fund, Inc.--Davis Value Portfolio. Fidelity Management & Research (UK) Inc., Fidelity Management & Research (Far East), Fidelity Investments Japan Limited, and FMR Co., Inc. serve as investment managers for the Fidelity Variable Insurance Products--Fidelity VIP Asset Manager, Fidelity VIP Contra Fund, Fidelity VIP Equity, Fidelity VIP Growth & Income, Fidelity VIP High Income, Fidelity VIP Investment Grade Bond, Fidelity VIP Mid Cap, Fidelity VIP Value, Fidelity VIP Value Strategies. Massachusetts Financial Services Company serves as investment manager of MFS Variable Insurance Trust--MFS Mid Cap Growth Portfolio. OpCap Advisors LLC serves as investment manager for PIMCO Advisors VIT--PEA Renaissance Portfolio. Pacific Investment Management Company LLC (PIMCO) serves as investment manager for PIMCO Variable Insurance Trust--PIMCO Total Return Portfolio. Van Kampen (name under which Morgan Stanley Investment Management Inc. does business in certain situations) serves as investment manager of The Universal Institutional Funds, Inc.--U.S. Real Estate Portfolio. The Vanguard Group serves as the investment manager of the Vanguard Variable Insurance Fund--Vanguard VIF Equity Index Portfolio. Each investment manager receives management fees for services performed in its capacity as investment manager of The Trusts. Investment managers either oversee the activities of the investment advisors with respect to The Trusts and are responsible for retaining and discontinuing the services of those advisors or directly manage the Portfolios. Fees generally vary depending on net asset levels of individual portfolios and range for EQAT and VIP from a low of 0.10% to a high of 1.20% of average daily net assets. AXA Equitable as investment manager of EQAT and VIP pays expenses for providing investment advisory services to the Portfolios, including the fees of the advisors of each Portfolio. In addition, AXA Advisors, LLC ("AXA Advisors"), and AXA Distributors, LLC ("AXA Distributors"), affiliates of AXA Equitable, may also receive distribution fees under Rule 12b-1 Plans as described above.

AllianceBernstein L.P. (formerly Alliance Capital Management L.P. ("AllianceBernstein")) serves as an investment advisor for a number of Portfolios in EQAT and VIP including the EQ/Alliance Portfolios; EQ/Bernstein Diversified Value, EQ/Equity 500 Index, and EQ/Small Company Index, as well as a portion of AXA Premier VIP Aggressive Equity, AXA Premier VIP International Equity, AXA Premier VIP Large Cap Core Equity, AXA Premier VIP Large Cap Growth, AXA Premier VIP Large Cap Value, AXA Premier VIP Mid Cap Growth and AXA Premier VIP Technology. AllianceBernstein is a limited partnership which is indirectly majority-owned by AXA Equitable and AXA Financial, Inc. (parent to AXA Equitable).

In the fourth quarter of 2005 AXA Financial completed its sale of the Advest Group to Merrill Lynch. Boston Advisors is the Advest Group's investment advisory firm, and served as investment advisor to certain EQAT portfolios such as EQ/Boston Advisors Equity Income, EQ/Money Market and EQ/Short Duration Bond. Upon completion of the sale of the Advest Group, Boston Advisors ceased to be an affiliate of AXA Financial.

AXA Advisors and AXA Distributors are distributors and principal underwriters of the Account. They are both registered with the SEC as broker-dealers and are members of the National Association of Securities Dealers, Inc. ("NASD").

The Contracts are sold by financial professionals who are registered representatives of AXA Advisors and licensed insurance agents of AXA Network, LLC ("AXA Network") or its subsidiaries. The Contracts are also sold through licensed insurance agencies (both affiliated and unaffiliated with AXA Equitable) and their affiliated broker-dealers (who are registered with the SEC and members of the NASD) that have

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2005

4. Expenses and Related Party Transactions (Concluded)

entered into selling agreements with AXA Distributors. The licensed insurance agents who sell our contracts for these companies are appointed as agents of AXA Equitable and are registered representatives of the agencies and affiliated broker-dealer. AXA Network receives commissions under its General Sales Agreement with AXA Equitable and its Networking Agreement with AXA Advisors. AXA Advisors receives service-related payments under its Supervisory and Distribution Agreement with AXA Equitable. The financial professionals are compensated on a commission basis by AXA Network.

5. Substitutions/Transfers

Substitution transactions that occurred at the dates indicated are shown below. For accounting purposes these transactions were treated as mergers and are considered tax-free exchanges.

--------------------------------------------------------------------------------
 May 14, 2004             Removed Portfolio          Surviving Portfolio
--------------------------------------------------------------------------------
                            EQ/Technology         AXA Premier VIP Technology
--------------------------------------------------------------------------------
Shares -- Class A                 71,822                     35,486
Shares -- Class B             12,013,152                  5,908,280
Value -- Class A             $   295,601                $   295,601
Value -- Class B             $48,917,642                $48,917,642
Net Assets before merger     $49,213,243                $10,177,765
Net Assets after merger               --                $59,391,008

6. Contractowner Charges

Under the Contracts, AXA Equitable assumes mortality and expense risks and, to cover these risks, charges the daily net assets of the Account. The products have charges currently as shown below:


                                                             Mortality and Expense     Mortality     Administrative      Total
                                                            -----------------------   -----------   ----------------   --------
Accumulator Life ........................................      varies (b)(d)              --           varies (f)      varies
Incentive Life, Incentive Life 2000, Incentive Life 1999,
 Incentive Life Plus, Champion 2000 .....................        0.60% (a)                --               --           0.60%
Incentive Life '02 ......................................      varies (b)(g)              --               --           0.80%
Incentive Life '06 ......................................        0.85%(b)(e)              --               --           0.85%
Survivorship Incentive Life '02 .........................        0.90%(b)                 --               --           0.90%
Paramount Life ..........................................        0.60%(a)                 --               --           0.60%
Incentive Life Plus Original Series .....................        0.60%(b)                 --               --           0.60%
Incentive Life COLI .....................................        0.60%{b)                 --               --           0.60%
Incentive Life COLI '04 .................................        0.75%(b)(c)              --               --           0.75%
Survivorship Incentive Life 1999 ........................        0.60%(a)                 --               --           0.60%
Survivorship 2000 .......................................        0.90%(a)                 --               --           0.90%
IL Protector ............................................        0.80%(a)                 --               --           0.80%
SP-Flex .................................................        0.85%(a)               0.60%(a)         0.35%(a)       1.80%

----------
(a) Charged to daily net assets of the Account.

(b) Charged to Contractowners Account and is included in Transfer for contract benefits and terminations in the Statements of Changes in Net Assets.

(c) Policy years 1-5 0.75% (1.00% maximum) Policy years 6-20 0.55% (0.75%
    maximum)

(d) Varies by age, sex, class. The highest current charge is 1.21%. Policy years 1-10 0.71% to 1.46% maximum Policy years 11+ 0.30% to 0.50% maximum

(e) Policy years 1-10 0.85% (1.00% maximum) Policy years 11+ 0.00% (0.50%
    maximum)

(f) Policy years 1-10 0.75% to 1.73% Policy years 11+ 0.30% to 0.50%

(g) Policy years 1-15 0.80%, 0.70% or 0.60% depending Policy years 16+ 0.30% or 0.20% depending

The Accumulator Life Program utilizes two insurance products -- a single premium fixed annuity contract and a flexible premium variable

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2005

6. Contractowner Charges (Continued)

life insurance policy. The Program is designed to provide a simple method to purchase a variable life insurance policy with a single purchase payment. The Accumulator Life mortality and expense guaranteed risk charges are 0.71% to 1.46% in years 1 to 10 and 0.30% to 0.50% in years 11 and beyond. The current mortality and risk charges are lower than the guaranteed charges. The highest current charge is 1.21%. Beginning in year 11, the current rates are scheduled to decrease further. As Accumulator Life was first offered in 2004, future decreases have not yet taken effect. The Accumulator Life guaranteed administrative charges vary in years 1 to 10 from 0.75% to 1.73% of the Policy Account Value, depending on age, sex, and class. The current and guaranteed basis charges are equal. Beginning in policy year 11 the administrative rates are guaranteed to decrease. The Accumulator Life current cost of insurance charges vary in years 1 to 10 from 1.27% to 2.42% of the greater of (1) the Policy Account Value and (2) the Mortality Charge Base (accumulation of the 7-pay premiums due, up to that time at 4%), depending on the age, sex, and class. Beginning in policy year 11 the current cost of insurance charges decrease on a current basis. The cost of insurance charge is capped at the guaranteed cost of insurance rate times the Net Amount of Risk.

The Incentive Life '02 mortality and expense risk charge of 0.80%, 0.70% or 0.60% will be in effect for the first 15 policy years depending upon the value of the contractowner's variable investment options. For policy years 16 and later the charge is currently 0.30% or 0.20%, depending upon the value of the contractowner's variable investment options. The Survivorship Incentive Life '02 mortality and expense risk charge of 0.90% will be in effect for the first 15 policy years. For policy years 16 and later the charge is currently 0.60% and 0.30% depending upon the value of the contractowner's variable investment options. The current mortality and expense risk charges are lower than guaranteed charges.

The Incentive Life '06 mortality and expense risk charge of 0.85% will be in effect for the first ten policy years. For policy years 11 and later, the charge is currently 0.00%. The current mortality and expense risk charges are lower than guaranteed charges.

Before amounts are remitted to the Account for Incentive Life, IL Plus Original Series, IL Protector, Incentive Life Plus, Incentive Life COLI, Incentive Life COLI '04, and the Series 2000 Policies, AXA Equitable deducts a charge for taxes and either an initial policy fee (Incentive Life) or a premium charge (Incentive Life Plus, Survivorship Incentive Life 1999, Survivorship Incentive Life '02, Incentive Life 1999, Incentive Life '02, Incentive Life '06, Paramount Life, IL Protector, Incentive Life COLI '04 and Series 2000 Policies) from premiums.

Under SP-Flex, the entire initial premium is allocated to the Account. Before any additional premiums under SP-Flex are allocated to the Account, however, an administrative charge is deducted.

Contractowners' accounts are assessed monthly by AXA Equitable for mortality cost of insurance and optional rider benefit charges and administrative charges. SP-Flex mortality and expense and administrative charges are deducted daily. These charges are withdrawn from the Accounts along with amounts for additional benefits and are included in Transfers for contract benefits and terminations and Contract maintenance charges. Policy loans are reported in the Statements of Changes in Net Assets, in Transfers between funds and guaranteed interest account, net. Surrenders are included in the Transfers for contract benefits and terminations.

The table below lists all the fees charged by the Separate Account assessed as a redemption of units; the range presented represents the fees that are actually assessed. Actual amounts may vary or may be zero depending on the contract or Contractowner's account value.

Charges                                When charge is deducted
------------------------------------- -------------------------
Riders                                Monthly

Death Benefit Guarantee (Guaranteed   Monthly
Minimum Death Benefit Charge).

Taxes                                 At time of premium
                                      payment

Premium Charge                        At time of premium
                                      payment

Monthly administrative charges        Monthly

Charges                                                   Amount deducted                          How deducted
------------------------------------- ------------------------------------------------------- ----------------------
Riders                                Amount varies depending on the specifics of your        Unit liquidation from
                                      policy.                                                 account value

Death Benefit Guarantee (Guaranteed   Low - $0.01 for each $1,000 of face amount of           Unit liquidation from
Minimum Death Benefit Charge).        the policy.                                             account value

                                      High - $0.02 for each $1,000 of face amount of
                                      the policy.

Taxes                                 Varies by state of residence of insured person.         Deducted from
                                                                                              premium

Premium Charge                        Depending on the policy, varies from a flat fee of $2   Deducted from
                                      to $250 to a range of 3% to 30% on premiums             premium

Monthly administrative charges        Low - $5 per month                                      Unit liquidation from
                                                                                              account value
                                      High - Depending on face amount, policyholder
                                      age at issue and policy year, up to $55 per year.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2005

6. Contractowner Charges (Continued)

Charges                                      When charge is deducted
------------------------------------------- -------------------------
Cost of Insurance (COI) and Rating          Monthly
charge

Surrender, termination or decrease in       At time of transaction
face amount of policy during the first 10
or 15 years depending on contract.

Partial Withdrawal                          At time of transaction.

Increase in policy's face amount            At time of transaction.

Administrative Surrender Charge             At time of transaction.

Transfers among investment options          At time of transaction.
per policy year

Charges                                                          Amount deducted                           How deducted
------------------------------------------- -------------------------------------------------------- -----------------------
                                            Depending on the policy, may also be a charge per
                                            $1,000 of face amount ranging from $0.03 to
                                            0.30%

Cost of Insurance (COI) and Rating          Amount varies depending upon specifics of policy.        Unit liquidation from
charge                                      COI based upon amount at risk. Rating Charge             account value
                                            based upon face amount of insurance.

Surrender, termination or decrease in       The amount of surrender charges is set forth in your     Unit liquidation from
face amount of policy during the first 10   policy.                                                  account value
or 15 years depending on contract.

Partial Withdrawal                          $25 ( or if less, 2% of the withdrawal)                  Unit liquidation from
                                                                                                     account value

Increase in policy's face amount            $1.50 for each $1,000 of the increase (but not           Unit liquidation from
                                            more than $250 in total)                                 account value

Administrative Surrender Charge             $2 to $6 per 1,000 depending on issue age which          Unit liquidation from
                                            after the third year declines                            account value
                                            Depending on the policy, may also be a charge per
                                            policy ranging from $450 to $540 which after the
                                            third year declines

Transfers among investment options          Low - $25 after 12 transfers                             Unit liquidation from
per policy year                                                                                      account value

                                            High - $25 per transfer

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2005

7. Accumulation Unit Values

Shown below is accumulation unit value information for units outstanding throughout the periods indicated.

              AXA Aggressive Allocation
------------------------------------------------------
           Unit Value 0.00% to 0.90%*
    2005   Lowest contract charge 0.00% Class A (s)
           Highest contract charge 0.90% Class A (s)
           All contract charges
    2004   Lowest contract charge 0.00% Class A (s)
           Highest contract charge 0.90% Class A (s)
           All contract charges
    2003   Lowest contract charge 0.00% Class A (s)
           Highest contract charge 0.90% Class A (s)
           All contract charges
AXA Aggressive Allocation
-------------------------------------------------------
           Unit Value 0.00% to 0.90%*
    2005   Lowest contract charge 0.00% Class B (v)
           Highest contract charge 0.90% Class B (s)
           All contract charges
    2004   Lowest contract charge 0.00% Class B (v)
           Highest contract charge 0.90% Class B (s)
           All contract charges
    2003   Lowest contract charge 0.60% Class B (s)
           Highest contract charge 0.90% Class B (s)
           All contract charges
AXA Conservative Allocation
-------------------------------------------------------
           Unit Value 0.00% to 0.90%*
    2005   Lowest contract charge 0.00% Class A (s)
           Highest contract charge 0.90% Class A (s)
           All contract charges
    2004   Lowest contract charge 0.00% Class A (s)
           Highest contract charge 0.90% Class A (s)
           All contract charges
    2003   Lowest contract charge 0.00% Class A (s)
           Highest contract charge 0.90% Class A (s)
           All contract charges
AXA Conservative Allocation
-------------------------------------------------------
           Unit Value 0.00% to 0.90%*
    2005   Lowest contract charge 0.00% Class B (v)
           Highest contract charge 0.90% Class B (s)
           All contract charges
    2004   Lowest contract charge 0.00% Class B (v)
           Highest contract charge 0.90% Class B (s)
           All contract charges
    2003   Lowest contract charge 0.60% Class B (s)
           Highest contract charge 0.90% Class B (s)
           All contract charges
AXA Conservative-Plus Allocation
-------------------------------------------------------
           Unit Value 0.00% to 0.90%*
    2005   Lowest contract charge 0.00% Class A (s)
           Highest contract charge 0.90% Class A (s)
           All contract charges
    2004   Lowest contract charge 0.00% Class A (s)
           Highest contract charge 0.90% Class A (s)
           All contract charges

                                    Years Ended December 31,
           ---------------------------------------------------------------------------
               Unit             Units          Net Assets     Investment       Total
            Fair Value   Outstanding (000's)     (000's)    Income Ratio**   Return***
           ------------ --------------------- ------------ ---------------- ----------
    2005     $ 133.04             --                  --            --          8.33%
             $ 130.37             --                  --            --          7.36%
                   --            105             $12,566          5.00%           --
    2004     $ 122.81             --                  --            --         12.07%
             $ 121.44             --                  --            --         11.07%
                   --             46             $ 5,618          2.19%           --
    2003     $ 109.58             --                  --            --          9.58%
             $ 109.34             --                  --            --          9.34%
                   --              5             $   498          2.53%           --
AXA Aggressive Allocation
---------------------------------------------------------------------------------------
    2005     $ 132.30             --                  --            --          8.06%
             $ 129.64             --                  --            --          7.09%
                   --             31             $ 4,069          5.00%           --
    2004     $ 122.43             --                  --            --         11.79%
             $ 121.06             --                  --            --         10.79%
                   --             15             $ 1,816          2.19%           --
    2003     $ 109.35             --                  --            --          9.35%
             $ 109.27             --                  --            --          9.27%
                   --              1             $    70          2.53%           --
AXA Conservative Allocation
---------------------------------------------------------------------------------------
    2005     $ 111.95             --                  --            --          2.70%
             $ 109.70             --                  --            --          1.77%
                   --             23             $ 2,552          4.31%           --
    2004     $ 109.01             --                  --            --          6.29%
             $ 107.79             --                  --            --          5.33%
                   --             19             $ 2,008          4.49%           --
    2003     $ 102.56             --                  --            --          2.56%
             $ 102.33             --                  --            --          2.33%
                   --             --                  --          5.78%           --
AXA Conservative Allocation
---------------------------------------------------------------------------------------
    2005     $ 111.33             --                  --            --          2.44%
             $ 109.09             --                  --            --          1.52%
                   --              4             $   485          4.31%           --
    2004     $ 108.67             --                  --            --          6.03%
             $ 107.45             --                  --            --          5.07%
                   --              2             $   167          4.49%           --
    2003     $ 102.34             --                  --            --          2.34%
             $ 102.27             --                  --            --          2.27%
                   --             --                  --          5.78%           --
AXA Conservative-Plus Allocation
---------------------------------------------------------------------------------------
    2005     $ 116.90             --                  --            --          3.50%
             $ 114.55             --                  --            --          2.57%
                   --             30             $ 3,453          5.57%           --
    2004     $ 112.95             --                  --            --          8.02%
             $ 111.68             --                  --            --          7.05%
                   --             11             $ 1,341          5.08%           --

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2005

7. Accumulation Unit Values (Continued)

     AXA Conservative-Plus Allocation (Continued)
------------------------------------------------------
    2003   Lowest contract charge 0.00% Class A (s)
           Highest contract charge 0.90% Class A (s)
           All contract charges
AXA Conservative-Plus Allocation
-------------------------------------------------------
           Unit Value 0.00% to 0.90%*
    2005   Lowest contract charge 0.00% Class B (v)
           Highest contract charge 0.90% Class B (s)
           All contract charges
    2004   Lowest contract charge 0.00% Class B (v)
           Highest contract charge 0.90% Class B (s)
           All contract charges
    2003   Lowest contract charge 0.60% Class B (s)
           Highest contract charge 0.90% Class B (s)
           All contract charges
AXA Moderate Allocation (d)(o)
-------------------------------------------------------
           Unit Value 0.00% to 0.90%*
    2005   Lowest contract charge 0.00% Class A
           Highest contract charge 0.90% Class A
           All contract charges
    2004   Lowest contract charge 0.00% Class A
           Highest contract charge 0.90% Class A
           All contract charges
    2003   Lowest contract charge 0.00% Class A
           Highest contract charge 0.90% Class A
           All contract charges
    2002   Lowest contract charge 0.00% Class A
           Highest contract charge 0.90% Class A
           All contract charges
    2001   Lowest contract charge 0.00% Class A
           Highest contract charge 0.90% Class A
           All contract charges
AXA Moderate Allocation (d)(o)
-------------------------------------------------------
           Unit Value 0.00% to 0.90%*
    2005   Lowest contract charge 0.00% Class B (v)
           Highest contract charge 0.90% Class B
           All contract charges
    2004   Lowest contract charge 0.00% Class B (v)
           Highest contract charge 0.90% Class B
           All contract charges
    2003   Lowest contract charge 0.60% Class B
           Highest contract charge 0.90% Class B
           All contract charges
    2002   Lowest contract charge 0.60% Class B
           Highest contract charge 0.90% Class B
           All contract charges
    2001   Lowest contract charge 0.60% Class B
           Highest contract charge 0.90% Class B (a)
           All contract charges
AXA Moderate-Plus Allocation
-------------------------------------------------------
           Unit Value 0.00% to 0.90%*
    2005   Lowest contract charge 0.00% Class A (s)
           Highest contract charge 0.90% Class A (s)
           All contract charges

                                      Years Ended December 31,
           ------------------------------------------------------------------------------
               Unit             Units          Net Assets     Investment        Total
            Fair Value   Outstanding (000's)     (000's)    Income Ratio**    Return***
           ------------ --------------------- ------------ ---------------- -------------
    2003     $ 104.56              --                 --            --            4.56%
             $ 104.32              --                 --            --            4.32%
                   --               2         $      171          6.23%             --
AXA Conservative-Plus Allocation
------------------------------------------------------------------------------------------
    2005     $ 116.25              --                 --            --            3.25%
             $ 113.91              --                 --            --            2.32%
                   --               4         $      441          5.57%             --
    2004     $ 112.59              --                 --            --            7.75%
             $ 111.33              --                 --            --            6.78%
                   --               3         $      326          5.08%             --
    2003     $ 104.34              --                 --            --            4.34%
             $ 104.26              --                 --            --            4.26%
                   --              --                 --          6.23%             --
AXA Moderate Allocation (d)(o)
------------------------------------------------------------------------------------------
    2005     $ 249.09              --                 --            --            5.05%
             $ 239.15              --                 --            --            4.38%
                   --           2,888         $1,343,916          2.56%             --
    2004     $ 237.11              --                 --            --            9.00%
             $ 229.11              --                 --            --            8.02%
                   --           3,033         $1,379,837          2.77%             --
    2003     $ 217.54              --                 --            --           19.42%
             $ 212.66              --                 --            --           18.35%
                   --           3,223         $1,365,262          2.42%             --
    2002     $ 182.16              --                 --            --          (12.52)%
             $ 179.69              --                 --            --          (13.30)%
                   --           3,472         $1,247,446          1.63%             --
    2001     $ 208.22              --                 --            --          ( 1.84)%
             $ 207.26              --                 --            --          ( 2.73)%
                   --           1,587         $  673,865          2.85%             --
AXA Moderate Allocation (d)(o)
------------------------------------------------------------------------------------------
    2005     $ 124.50              --                 --            --            4.80%
             $ 130.82              --                 --            --            3.85%
                   --             659         $   89,296          2.56%             --
    2004     $ 118.80              --                 --            --            8.72%
             $ 125.97              --                 --            --            7.75%
                   --             660         $   77,456          2.77%             --
    2003     $ 108.53              --                 --            --           18.32%
             $ 116.91              --                 --            --           18.07%
                   --             600         $   65,147          2.42%             --
    2002     $  91.64              --                 --            --           13.26%
             $  99.02              --                 --            --           13.51%
                   --             524         $   48,019          1.63%             --
    2001     $ 105.65              --                 --            --            2.69%
             $ 114.49              --                 --            --          ( 3.93)%
                   --             169         $   17,855          2.85%             --
AXA Moderate-Plus Allocation
------------------------------------------------------------------------------------------
    2005     $ 129.78              --                 --            --            6.93%
             $ 127.17              --                 --            --            5.97%
                   --             294         $   37,728          5.53%             --

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2005

7. Accumulation Unit Values (Continued)

       AXA Moderate-Plus Allocation (Continued)
------------------------------------------------------
    2004   Lowest contract charge 0.00% Class A (s)
           Highest contract charge 0.90% Class A (s)
           All contract charges
    2003   Lowest contract charge 0.00% Class A (s)
           Highest contract charge 0.90% Class A (s)
           All contract charges
AXA Moderate-Plus Allocation
-------------------------------------------------------
           Unit Value 0.00% to 0.90%*
    2005   Lowest contract charge 0.00% Class B (v)
           Highest contract charge 0.90% Class B (s)
           All contract charges
    2004   Lowest contract charge 0.00% Class B (v)
           Highest contract charge 0.90% Class B (s)
           All contract charges
    2003   Lowest contract charge 0.60% Class B (s)
           Highest contract charge 0.90% Class B (s)
           All contract charges
AXA Premier VIP Aggressive Equity
-------------------------------------------------------
           Unit Value 0.00% to 0.90%*
    2005   Lowest contract charge 0.00% Class A
           Highest contract charge 0.90% Class A
           All contract charges
    2004   Lowest contract charge 0.00% Class A
           Highest contract charge 0.90% Class A
           All contract charges
    2003   Lowest contract charge 0.00% Class A
           Highest contract charge 0.90% Class A
           All contract charges
    2002   Lowest contract charge 0.00% Class A
           Highest contract charge 0.90% Class A
           All contract charges
    2001   Lowest contract charge 0.00% Class A
           Highest contract charge 0.90% Class A
           All contract charges
AXA Premier VIP Aggressive Equity
-------------------------------------------------------
           Unit Value 0.00% to 0.90%*
    2005   Lowest contract charge 0.00% Class B (v)
           Highest contract charge 0.90% Class B
           All contract charges
    2004   Lowest contract charge 0.00% Class B (v)
           Highest contract charge 0.90% Class B
           All contract charges
    2003   Lowest contract charge 0.60% Class B
           Highest contract charge 0.90% Class B
           All contract charges
    2002   Lowest contract charge 0.60% Class B
           Highest contract charge 0.90% Class B
           All contract charges
    2001   Lowest contract charge 0.60% Class B
           Highest contract charge 0.90% Class B
           All contract charges

                                      Years Ended December 31,
           ------------------------------------------------------------------------------
               Unit             Units          Net Assets     Investment        Total
            Fair Value   Outstanding (000's)     (000's)    Income Ratio**    Return***
           ------------ --------------------- ------------ ---------------- -------------
    2004     $ 121.36              --                 --           --            11.97%
             $ 120.00              --                 --           --            10.96%
                   --             108           $ 13,111         4.00%              --
    2003     $ 108.39              --                 --           --             8.39%
             $ 108.14              --                 --           --             8.14%
                   --              10           $  1,122         3.22%              --
AXA Moderate-Plus Allocation
------------------------------------------------------------------------------------------
    2005     $ 129.05              --                 --           --             6.67%
             $ 126.46              --                 --           --             5.71%
                   --              61           $  7,834         5.53%              --
    2004     $ 120.99              --                 --           --            11.69%
             $ 119.63              --                 --           --            10.69%
                   --              18           $  2,181         4.00%              --
    2003     $ 108.16              --                 --           --             8.16%
             $ 108.08              --                 --           --             8.08%
                   --               1           $    161         3.22%              --
AXA Premier VIP Aggressive Equity
------------------------------------------------------------------------------------------
    2005     $ 167.64              --                 --           --             8.47%
             $ 184.07              --                 --           --             7.50%
                   --           1,126           $524,189           --               --
    2004     $ 154.55              --                 --           --            12.38%
             $ 171.23              --                 --           --            11.37%
                   --           1,196           $524,796           --               --
    2003     $ 137.53              --                 --           --            37.87%
             $ 153.75              --                 --           --            36.62%
                   --           1,268           $501,715           --               --
    2002     $  99.75              --                 --           --           (28.69)%
             $ 112.54              --                 --           --           (29.33)%
                   --           1,303           $380,055         0.01 %             --
    2001     $ 139.88              --                 --           --           (24.98)%
             $ 159.24              --                 --           --           (25.66)%
                   --           1,402           $581,065         0.49 %             --
AXA Premier VIP Aggressive Equity
------------------------------------------------------------------------------------------
    2005     $  87.49              --                 --           --             8.17%
             $  81.80              --                 --           --             7.23%
                   --             198           $ 16,583           --               --
    2004     $  80.86              --                 --           --            12.10%
             $  76.29              --                 --           --            11.09%
                   --             195           $ 15,176           --               --
    2003     $  69.81              --                 --           --            36.70%
             $  68.67              --                 --           --            36.28%
                   --             180           $ 12,550           --               --
    2002     $  51.07              --                 --           --           (29.30)%
             $  50.39              --                 --           --           (29.51)%
                   --             149           $  7,609         0.01 %             --
    2001     $  72.23              --                 --           --           (25.63)%
             $  71.49              --                 --           --           (25.85)%
                   --             104           $  7,512         0.49 %             --

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2005

7. Accumulation Unit Values (Continued)

              AXA Premier VIP Core Bond
------------------------------------------------------
           Unit Value 0.00% to 0.60%*
    2005   Lowest contract charge 0.00% Class A (l)
           Highest contract charge 0.60% Class A (p)
           All contract charges
    2004   Lowest contract charge 0.00% Class A (l)
           Highest contract charge 0.60% Class A (p)
           All contract charges
    2003   Lowest contract charge 0.00% Class A (l)
           Highest contract charge 0.60% Class A (p)
           All contract charges
    2002   Lowest contract charge 0.00% Class A (l)
           Highest contract charge 0.60% Class A (p)
           All contract charges
AXA Premier VIP Core Bond
-------------------------------------------------------
           Unit Value 0.00% to 0.90%*
    2005   Lowest contract charge 0.00% Class B (f)
           Highest contract charge 0.90% Class B (f)
           All contract charges
    2004   Lowest contract charge 0.00% Class B (f)
           Highest contract charge 0.90% Class B (f)
           All contract charges
    2003   Lowest contract charge 0.00% Class B (f)
           Highest contract charge 0.90% Class B (f)
           All contract charges
    2002   Lowest contract charge 0.00% Class B (f)
           Highest contract charge 0.90% Class B (f)
           All contract charges
AXA Premier VIP Health Care
-------------------------------------------------------
           Unit Value 0.00% to 0.60%*
    2005   Lowest contract charge 0.00% Class A (l)
           Highest contract charge 0.60% Class A (p)
           All contract charges
    2004   Lowest contract charge 0.00% Class A (l)
           Highest contract charge 0.60% Class A (p)
           All contract charges
    2003   Lowest contract charge 0.00% Class A (l)
           Highest contract charge 0.60% Class A (p)
           All contract charges
    2002   Lowest contract charge 0.00% Class A (l)
           Highest contract charge 0.60% Class A (p)
           All contract charges
AXA Premier VIP Health Care
-------------------------------------------------------
           Unit Value 0.00% to 0.90%*
    2005   Lowest contract charge 0.00% Class B (f)
           Highest contract charge 0.90% Class B (f)
           All contract charges
    2004   Lowest contract charge 0.00% Class B (f)
           Highest contract charge 0.90% Class B (f)
           All contract charges
    2003   Lowest contract charge 0.00% Class B (f)
           Highest contract charge 0.90% Class B (f)
           All contract charges
    2002   Lowest contract charge 0.00% Class B (f)
           Highest contract charge 0.90% Class B (f)
           All contract charges

                                     Years Ended December 31,
           -----------------------------------------------------------------------------
               Unit             Units          Net Assets     Investment        Total
            Fair Value   Outstanding (000's)     (000's)    Income Ratio**    Return***
           ------------ --------------------- ------------ ---------------- ------------
    2005     $ 113.43             --                  --            --           2.00%
             $ 116.79             --                  --            --           1.39%
                   --            101             $11,470          3.52%            --
    2004     $ 111.21             --                  --            --           4.15%
             $ 115.19             --                  --            --           3.52%
                   --             70             $ 7,733          3.96%            --
    2003     $ 106.78             --                  --            --           4.02%
             $ 111.27             --                  --            --           3.39%
                   --             29             $ 3,055          3.49%            --
    2002     $ 102.66             --                  --            --           2.42%
             $ 107.62             --                  --            --           5.92%
                   --              1             $   103          3.68%            --
AXA Premier VIP Core Bond
-----------------------------------------------------------------------------------------
    2005     $ 118.63             --                  --            --           1.75%
             $ 114.42             --                  --            --           0.83%
                   --            457             $53,081          3.52%            --
    2004     $ 116.59             --                  --            --           3.89%
             $ 113.47             --                  --            --           2.95%
                   --            433             $49,761          3.96%            --
    2003     $ 112.23             --                  --            --           3.74%
             $ 110.22             --                  --            --           2.81%
                   --            339             $37,698          3.49%            --
    2002     $ 108.18             --                  --            --           6.31%
             $ 107.20             --                  --            --           5.70%
                   --            211             $22,720          3.68%            --
AXA Premier VIP Health Care
-----------------------------------------------------------------------------------------
    2005     $ 156.16             --                  --            --           7.23%
             $ 121.55             --                  --            --           6.58%
                   --             32             $ 4,741          5.59%            --
    2004     $ 145.63             --                  --            --          12.41%
             $ 114.04             --                  --            --          11.73%
                   --             19             $ 2,722          7.22%            --
    2003     $ 129.56             --                  --            --          28.45%
             $ 102.07             --                  --            --          27.68%
                   --              7             $   876          1.59%            --
    2002     $ 100.86             --                  --            --         ( 2.89)%
             $  79.94             --                  --            --         (18.00)%
                   --             --                  --            --             --
AXA Premier VIP Health Care
-----------------------------------------------------------------------------------------
    2005     $ 123.03             --                  --            --           6.96%
             $ 118.66             --                  --            --           6.00%
                   --            200             $24,171          5.59%            --
    2004     $ 115.02             --                  --            --          12.13%
             $ 111.95             --                  --            --          11.12%
                   --            166             $18,806          7.22%            --
    2003     $ 102.58             --                  --            --          28.13%
             $ 100.74             --                  --            --          26.99%
                   --            102             $10,414          1.59%            --
    2002     $  80.06             --                  --            --         (13.07)%
             $  79.33             --                  --            --         (13.57)%
                   --             34             $ 2,707            --             --

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2005

7. Accumulation Unit Values (Continued)

              AXA Premier VIP High Yield
------------------------------------------------------
           Unit Value 0.00% to 0.90%*
    2005   Lowest contract charge 0.00% Class A
           Highest contract charge 0.90% Class A
           All contract charges
    2004   Lowest contract charge 0.00% Class A
           Highest contract charge 0.90% Class A
           All contract charges
    2003   Lowest contract charge 0.00% Class A
           Highest contract charge 0.90% Class A
           All contract charges
    2002   Lowest contract charge 0.00% Class A
           Highest contract charge 0.90% Class A
           All contract charges
    2001   Lowest contract charge 0.00% Class A
           Highest contract charge 0.90% Class A
           All contract charges
AXA Premier VIP High Yield
-------------------------------------------------------
           Unit Value 0.00% to 0.90%*
    2005   Lowest contract charge 0.00% Class B (v)
           Highest contract charge 0.90% Class B
           All contract charges
    2004   Lowest contract charge 0.00% Class B (v)
           Highest contract charge 0.90% Class B
           All contract charges
    2003   Lowest contract charge 0.60% Class B
           Highest contract charge 0.90% Class B
           All contract charges
    2002   Lowest contract charge 0.60% Class B
           Highest contract charge 0.90% Class B
           All contract charges
    2001   Lowest contract charge 0.60% Class B
           Highest contract charge 0.90% Class B
           All contract charges
AXA Premier VIP International Equity
-------------------------------------------------------
           Unit Value 0.00% to 0.60%*
    2005   Lowest contract charge 0.00% Class A (l)
           Highest contract charge 0.60% Class A (p)
           All contract charges
    2004   Lowest contract charge 0.00% Class A (l)
           Highest contract charge 0.60% Class A (p)
           All contract charges
    2003   Lowest contract charge 0.00% Class A (l)
           Highest contract charge 0.60% Class A (p)
           All contract charges
    2002   Lowest contract charge 0.00% Class A (l)
           Highest contract charge 0.60% Class A (p)
           All contract charges
AXA Premier VIP International Equity
-------------------------------------------------------
           Unit Value 0.00% to 0.90%*
    2005   Lowest contract charge 0.00% Class B (r)
           Highest contract charge 0.90% Class B (f)
           All contract charges
    2004   Lowest contract charge 0.00% Class B (r)
           Highest contract charge 0.90% Class B (f)
           All contract charges

                                     Years Ended December 31,
           -----------------------------------------------------------------------------
               Unit             Units          Net Assets     Investment        Total
            Fair Value   Outstanding (000's)     (000's)    Income Ratio**    Return***
           ------------ --------------------- ------------ ---------------- ------------
    2005     $ 198.64             --                  --        --               3.32%
             $ 214.55             --                  --        --               2.39%
                   --            633            $179,897   8.29%                   --
    2004     $ 192.26             --                  --     --                  8.94%
             $ 209.54             --                  --     --                  7.96%
                   --            669            $186,819   6.83%                   --
    2003     $ 176.48             --                  --     --                 22.87%
             $ 194.09             --                  --     --                 21.77%
                   --            700            $188,085   6.31%                   --
    2002     $ 143.63             --                  --     --                ( 2.70)%
             $ 159.39             --                  --     --                ( 3.58)%
                   --            527            $115,345   9.16%                   --
    2001     $ 147.62             --                  --     --                  0.95%
             $ 165.31             --                  --     --                  0.03%
                   --            508            $116,138   9.74%                   --
AXA Premier VIP High Yield
-----------------------------------------------------------------------------------------
    2005     $ 198.64             --                  --     --                  3.32%
             $  98.80             --                  --     --                  2.14%
                   --            205            $ 20,734   8.29%                   --
    2004     $ 192.26             --                  --     --                  8.94%
             $  96.74             --                  --     --                  7.69%
                   --            184            $ 18,240   6.83%                   --
    2003     $  91.32             --                  --     --                 21.82%
             $  89.83             --                  --     --                 21.46%
                   --            167            $ 15,250   6.31%                   --
    2002     $  74.96             --                  --     --                ( 3.53)%
             $  73.96             --                  --     --                ( 3.82)%
                   --            118            $  8,845   9.16 %                  --
    2001     $  77.70             --                  --     --                  0.08%
             $  76.90             --                  --     --                ( 0.22)%
                   --             61            $  4,740   9.74 %                  --
AXA Premier VIP International Equity
-----------------------------------------------------------------------------------------
    2005     $ 196.79             --                  --     --                 15.73%
             $ 145.04             --                  --     --                 15.04%
                   --             40            $  7,871   8.05%                   --
    2004     $ 170.04             --                  --     --                 18.21%
             $ 126.08             --                  --     --                 17.50%
                   --             24            $  4,174   4.18%                   --
    2003     $ 143.85             --                  --     --                 34.54%
             $ 107.30             --                  --     --                 33.74%
                   --             38            $  1,072   1.59%                   --
    2002     $ 106.92             --                  --     --                ( 2.55)%
             $  80.23             --                  --     --                (19.36)%
                   --             --                  --     --                    --
AXA Premier VIP International Equity
-----------------------------------------------------------------------------------------
    2005     $ 187.53             --                  --     --                 15.44%
             $ 139.55             --                  --     --                 14.41%
                   --            206            $ 29,285   8.05%                   --
    2004     $ 162.44             --                  --     --                 17.91%
             $ 121.98             --                  --     --                 16.84%
                   --            181            $ 22,409   4.18%                   --

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2005

7. Accumulation Unit Values (Continued)

   AXA Premier VIP International Equity (Continued)
------------------------------------------------------
    2003   Lowest contract charge 0.00% Class B (r)
           Highest contract charge 0.90% Class B (f)
           All contract charges
    2002   Lowest contract charge 0.60% Class B (f)
           Highest contract charge 0.90% Class B (f)
           All contract charges
AXA Premier VIP Large Cap Core Equity
-------------------------------------------------------
           Unit Value 0.00% to 0.60%*
    2005   Lowest contract charge 0.00% Class A (l)
           Highest contract charge 0.60% Class A (p)
           All contract charges
    2004   Lowest contract charge 0.00% Class A (l)
           Highest contract charge 0.60% Class A (p)
           All contract charges
    2003   Lowest contract charge 0.00% Class A (l)
           Highest contract charge 0.60% Class A (p)
           All contract charges
    2002   Lowest contract charge 0.00% Class A (l)
           Highest contract charge 0.60% Class A (p)
           All contract charges
AXA Premier VIP Large Cap Core Equity
-------------------------------------------------------
           Unit Value 0.00% to 0.90%*
    2005   Lowest contract charge 0.00% Class B (r)
           Highest contract charge 0.90% Class B (f)
           All contract charges
    2004   Lowest contract charge 0.00% Class B (r)
           Highest contract charge 0.90% Class B (f)
           All contract charges
    2003   Lowest contract charge 0.00% Class B (r)
           Highest contract charge 0.90% Class B (f)
           All contract charges
    2002   Lowest contract charge 0.60% Class B (f)
           Highest contract charge 0.90% Class B (f)
           All contract charges
AXA Premier VIP Large Cap Growth
-------------------------------------------------------
           Unit Value 0.00% to 0.60%*
    2005   Lowest contract charge 0.00% Class A (l)
           Highest contract charge 0.60% Class A (p)
           All contract charges
    2004   Lowest contract charge 0.00% Class A (l)
           Highest contract charge 0.60% Class A (p)
           All contract charges
    2003   Lowest contract charge 0.00% Class A (l)
           Highest contract charge 0.60% Class A (p)
           All contract charges
    2002   Lowest contract charge 0.00% Class A (l)
           Highest contract charge 0.60% Class A (p)
           All contract charges
AXA Premier VIP Large Cap Growth
-------------------------------------------------------
           Unit Value 0.00% to 0.90%*
    2005   Lowest contract charge 0.00% Class B (r)
           Highest contract charge 0.90% Class B (f)
           All contract charges

                                      Years Ended December 31,
           ------------------------------------------------------------------------------
               Unit             Units          Net Assets     Investment        Total
            Fair Value   Outstanding (000's)     (000's)    Income Ratio**    Return***
           ------------ --------------------- ------------ ---------------- -------------
    2003     $ 137.77             --                 --             --           31.46%
             $ 104.39             --                 --             --           33.12%
                   --             37             $3,975           1.59%             --
    2002     $  78.66             --                 --             --          (21.16)%
             $  78.42             --                 --             --          (21.31)%
                   --              1             $   79             --              --
AXA Premier VIP Large Cap Core Equity
------------------------------------------------------------------------------------------
    2005     $ 159.77             --                 --             --            7.00%
             $ 115.37             --                 --             --            6.36%
                   --             17             $2,776           3.27%             --
    2004     $ 149.32             --                 --             --            9.95%
             $ 108.47             --                 --             --            9.29%
                   --             13             $1,907           5.78%             --
    2003     $ 135.81             --                 --             --           28.45%
             $  99.25             --                 --             --           27.69%
                   --              6             $  850           0.49%             --
    2002     $ 105.73             --                 --             --          ( 3.82)%
             $  77.73             --                 --           0.17%         (19.20)%
                   --             --                 --             --              --
AXA Premier VIP Large Cap Core Equity
------------------------------------------------------------------------------------------
    2005     $ 144.48             --                 --             --            6.73%
             $ 112.07             --                 --             --            5.77%
                   --             29             $3,416           3.27%             --
    2004     $ 135.37             --                 --             --            9.67%
             $ 105.95             --                 --             --            8.69%
                   --             20             $2,245           5.78%             --
    2003     $ 123.43             --                 --             --           18.81%
             $  97.48             --                 --             --           26.98%
                   --             12             $1,276           0.49%             --
    2002     $  77.00             --                 --             --          (16.99)%
             $  76.77             --                 --           0.17%         (17.15)%
                   --             --                 --             --              --
AXA Premier VIP Large Cap Growth
------------------------------------------------------------------------------------------
    2005     $ 155.44             --                 --             --            7.76%
             $ 107.10             --                 --             --            7.11%
                   --             40             $6,149             --              --
    2004     $ 144.24             --                 --             --            6.93%
             $  99.99             --                 --             --            6.29%
                   --             24             $3,359             --              --
    2003     $ 134.89             --                 --             --           30.95%
             $  94.07             --                 --             --           30.17%
                   --             10             $1,200             --              --
    2002     $ 103.01             --                 --             --          ( 6.22)%
             $  72.27             --                 --             --          (23.59)%
                   --             --                 --             --              --
AXA Premier VIP Large Cap Growth
------------------------------------------------------------------------------------------
    2005     $ 140.46             --                 --             --            7.49%
             $  99.37             --                 --             --            6.53%
                   --             89             $9,156             --              --

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2005

7. Accumulation Unit Values (Continued)

     AXA Premier VIP Large Cap Growth (Continued)
------------------------------------------------------
    2004   Lowest contract charge 0.00% Class B (r)
           Highest contract charge 0.90% Class B (f)
           All contract charges
    2003   Lowest contract charge 0.00% Class B (r)
           Highest contract charge 0.90% Class B (f)
           All contract charges
    2002   Lowest contract charge 0.60% Class B (f)
           Highest contract charge 0.90% Class B (f)
           All contract charges
AXA Premier VIP Large Cap Value
-------------------------------------------------------
           Unit Value 0.00% to 0.60%*
    2005   Lowest contract charge 0.00% Class A (l)
           Highest contract charge 0.60% Class A (p)
           All contract charges
    2004   Lowest contract charge 0.00% Class A (l)
           Highest contract charge 0.60% Class A (p)
           All contract charges
    2003   Lowest contract charge 0.00% Class A (l)
           Highest contract charge 0.60% Class A (p)
           All contract charges
    2002   Lowest contract charge 0.00% Class A (l)
           Highest contract charge 0.60% Class A (p)
           All contract charges
AXA Premier VIP Large Cap Value
-------------------------------------------------------
           Unit Value 0.00% to 0.90%*
    2005   Lowest contract charge 0.00% Class B (r)
           Highest contract charge 0.90% Class B (f)
           All contract charges
    2004   Lowest contract charge 0.00% Class B (r)
           Highest contract charge 0.90% Class B (f)
           All contract charges
    2003   Lowest contract charge 0.00% Class B (r)
           Highest contract charge 0.90% Class B (f)
           All contract charges
    2002   Lowest contract charge 0.60% Class B (f)
           Highest contract charge 0.90% Class B (f)
           All contract charges
AXA Premier VIP Mid Cap Growth
-------------------------------------------------------
           Unit Value 0.00% to 0.60%*
    2005   Lowest contract charge 0.00% Class A (l)
           Highest contract charge 0.60% Class A (p)
           All contract charges
    2004   Lowest contract charge 0.00% Class A (l)
           Highest contract charge 0.60% Class A (p)
           All contract charges
    2003   Lowest contract charge 0.00% Class A (l)
           Highest contract charge 0.60% Class A (p)
           All contract charges
    2002   Lowest contract charge 0.00% Class A (l)
           Highest contract charge 0.60% Class A (p)
           All contract charges

                                      Years Ended December 31,
           ------------------------------------------------------------------------------
               Unit             Units          Net Assets     Investment        Total
            Fair Value   Outstanding (000's)     (000's)    Income Ratio**    Return***
           ------------ --------------------- ------------ ---------------- -------------
    2004     $ 130.68             --                  --            --            6.66%
             $  93.28             --                  --            --            5.70%
                   --             86             $ 8,182            --              --
    2003     $ 122.51             --                  --            --           18.93%
             $  88.25             --                  --            --           29.45%
                   --             60             $ 5,341            --              --
    2002     $  68.38             --                  --            --          (18.92)%
             $  68.17             --                  --            --          (19.08)%
                   --              2             $   137            --              --
AXA Premier VIP Large Cap Value
------------------------------------------------------------------------------------------
    2005     $ 170.29             --                  --            --            7.37%
             $ 125.96             --                  --            --            6.73%
                   --             30             $ 4,942          6.20%             --
    2004     $ 158.60             --                  --            --           14.71%
             $ 118.01             --                  --            --           14.02%
                   --             16             $ 2,388          9.79%             --
    2003     $ 138.26             --                  --            --           31.43%
             $ 103.50             --                  --            --           30.63%
                   --              5             $   715          4.22%             --
    2002     $ 105.20             --                  --            --          ( 2.51)%
             $  79.23             --                  --            --          (19.39)%
                   --             --                  --            --              --
AXA Premier VIP Large Cap Value
------------------------------------------------------------------------------------------
    2005     $ 156.37             --                  --            --            7.09%
             $ 124.20             --                  --            --            6.13%
                   --            127             $16,025          6.20%             --
    2004     $ 146.01             --                  --            --           14.43%
             $ 117.02             --                  --            --           13.40%
                   --             70             $ 8,274          9.79%             --
    2003     $ 127.60             --                  --            --           23.26%
             $ 103.20             --                  --            --           29.91%
                   --             25             $ 2,607          4.22%             --
    2002     $  79.68             --                  --            --          (18.89)%
             $  79.44             --                  --            --          (19.04)%
                   --              3             $   239            --              --
AXA Premier VIP Mid Cap Growth
------------------------------------------------------------------------------------------
    2005     $ 184.38             --                  --            --            8.65%
             $ 110.03             --                  --            --            8.00%
                   --             41             $ 7,607         14.21%             --
    2004     $ 169.69             --                  --            --           12.01%
             $ 101.88             --                  --            --           11.34%
                   --             30             $ 5,044          1.84%             --
    2003     $ 151.50             --                  --            --           40.59%
             $  91.50             --                  --            --           39.74%
                   --             12             $ 1,846          3.55%             --
    2002     $ 107.76             --                  --            --          ( 2.66)%
             $  65.48             --                  --            --          (32.36)%
                   --             --                  --            --              --

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2005

7. Accumulation Unit Values (Continued)

            AXA Premier VIP Mid Cap Growth
------------------------------------------------------
           Unit Value 0.00% to 0.90%*
    2005   Lowest contract charge 0.00% Class B (r)
           Highest contract charge 0.90% Class B (f)
           All contract charges
    2004   Lowest contract charge 0.00% Class B (r)
           Highest contract charge 0.90% Class B (f)
           All contract charges
    2003   Lowest contract charge 0.00% Class B (r)
           Highest contract charge 0.90% Class B (f)
           All contract charges
    2002   Lowest contract charge 0.60% Class B (f)
           Highest contract charge 0.90% Class B (f)
           All contract charges
AXA Premier VIP Mid Cap Value
-------------------------------------------------------
           Unit Value 0.00% to 0.60%*
    2005   Lowest contract charge 0.00% Class A (l)
           Highest contract charge 0.60% Class A (p)
           All contract charges
    2004   Lowest contract charge 0.00% Class A (l)
           Highest contract charge 0.60% Class A (p)
           All contract charges
    2003   Lowest contract charge 0.00% Class A (l)
           Highest contract charge 0.60% Class A (p)
           All contract charges
    2002   Lowest contract charge 0.00% Class A (l)
           Highest contract charge 0.60% Class A (p)
           All contract charges
AXA Premier VIP Mid Cap Value
-------------------------------------------------------
           Unit Value 0.00% to 0.90%*
    2005   Lowest contract charge 0.00% Class B (f)
           Highest contract charge 0.90% Class B (f)
           All contract charges
    2004   Lowest contract charge 0.00% Class B (f)
           Highest contract charge 0.90% Class B (f)
           All contract charges
    2003   Lowest contract charge 0.00% Class B (f)
           Highest contract charge 0.90% Class B (f)
           All contract charges
    2002   Lowest contract charge 0.00% Class B (f)
           Highest contract charge 0.90% Class B (f)
           All contract charges
AXA Premier VIP Technology
-------------------------------------------------------
           Unit Value 0.00% to 0.60%*
    2005   Lowest contract charge 0.00% Class A (l)
           Highest contract charge 0.60% Class A (p)
           All contract charges
    2004   Lowest contract charge 0.00% Class A (l)
           Highest contract charge 0.60% Class A (p)
           All contract charges
    2003   Lowest contract charge 0.00% Class A (l)
           Highest contract charge 0.60% Class A (p)
           All contract charges
    2002   Lowest contract charge 0.00% Class A (l)
           Highest contract charge 0.60% Class A (p)
           All contract charges

                                      Years Ended December 31,
           ------------------------------------------------------------------------------
               Unit             Units          Net Assets     Investment        Total
            Fair Value   Outstanding (000's)     (000's)    Income Ratio**    Return***
           ------------ --------------------- ------------ ---------------- -------------
    2005     $ 165.30             --                  --            --            8.38%
             $ 102.93             --                  --            --            7.41%
                   --            175             $18,306         14.21%             --
    2004     $ 152.51             --                  --            --           11.73%
             $  95.83             --                  --            --           10.72%
                   --            171             $16,710          1.84%             --
    2003     $ 136.50             --                  --            --           30.62%
             $  86.54             --                  --            --           38.98%
                   --             72             $ 6,372          3.55%             --
    2002     $  62.46             --                  --            --          (27.15)%
             $  62.27             --                  --            --          (27.29)%
                   --              1             $    62            --              --
AXA Premier VIP Mid Cap Value
------------------------------------------------------------------------------------------
    2005     $ 195.29             --                  --            --            7.61%
             $ 126.59             --                  --            --            6.96%
                   --             33             $ 6,172         23.10%             --
    2004     $ 181.48             --                  --            --           15.48%
             $ 118.35             --                  --            --           14.79%
                   --             22             $ 3,851          6.20%             --
    2003     $ 157.16             --                  --            --           40.96%
             $ 103.10             --                  --            --           40.12%
                   --              9             $ 1,387          0.93%             --
    2002     $ 111.49             --                  --            --            0.42%
             $  73.58             --                  --            --          (24.92)%
                   --             --                  --            --              --
AXA Premier VIP Mid Cap Value
------------------------------------------------------------------------------------------
    2005     $ 129.87             --                  --            --            7.34%
             $ 125.26             --                  --            --            6.38%
                   --            336             $42,836         23.10%             --
    2004     $ 120.99             --                  --            --           15.19%
             $ 117.75             --                  --            --           14.15%
                   --            327             $38,894          6.20%             --
    2003     $ 105.03             --                  --            --           40.60%
             $ 103.15             --                  --            --           39.34%
                   --            228             $23,677          0.93%             --
    2002     $  74.70             --                  --            --          (23.23)%
             $  74.03             --                  --            --          (23.68)%
                   --             89             $ 6,610            --              --
AXA Premier VIP Technology
------------------------------------------------------------------------------------------
    2005     $ 207.81             --                  --            --           11.56%
             $ 113.47             --                  --            --           10.89%
                   --             31             $ 6,009            --              --
    2004     $ 186.28             --                  --            --            5.24%
             $ 102.33             --                  --            --            4.61%
                   --             19             $ 3,396          1.09%             --
    2003     $ 177.01             --                  --            --           58.06%
             $  97.82             --                  --            --           57.09%
                   --              6             $   966          7.16%             --
    2002     $ 111.99             --                  --            --          ( 5.67)%
             $  62.27             --                  --            --          (33.60)%
                   --             --                  --            --              --

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2005

7. Accumulation Unit Values (Continued)

            AXA Premier VIP Technology (t)
------------------------------------------------------
           Unit Value 0.00% to 0.90%*
    2005   Lowest contract charge 0.00% Class B (r)
           Highest contract charge 0.90% Class B (f)
           All contract charges
    2004   Lowest contract charge 0.00% Class B (r)
           Highest contract charge 0.90% Class B (f)
           All contract charges
    2003   Lowest contract charge 0.00% Class B (r)
           Highest contract charge 0.90% Class B (f)
           All contract charges
    2002   Lowest contract charge 0.60% Class B (f)
           Highest contract charge 0.90% Class B (f)
           All contract charges
Davis Value
-------------------------------------------------------
           Unit Value 0.60%*
    2005   Lowest contract charge 0.60% Class A (k)
           Highest contract charge 0.60% Class A (k)
           All contract charges
    2004   Lowest contract charge 0.60% Class A (k)
           Highest contract charge 0.60% Class A (k)
           All contract charges
    2003   Lowest contract charge 0.60% Class A (k)
           Highest contract charge 0.60% Class A (k)
           All contract charges
    2002   Lowest contract charge 0.60% Class A (k)
           Highest contract charge 0.60% Class A (k)
           All contract charges
EQ/Alliance Common Stock
-------------------------------------------------------
           Unit Value 0.00% to 0.90%*
    2005   Lowest contract charge 0.00% Class A
           Highest contract charge 0.90% Class A
           All contract charges
    2004   Lowest contract charge 0.00% Class A
           Highest contract charge 0.90% Class A
           All contract charges
    2003   Lowest contract charge 0.00% Class A
           Highest contract charge 0.90% Class A
           All contract charges
    2002   Lowest contract charge 0.00% Class A
           Highest contract charge 0.90% Class A
           All contract charges
    2001   Lowest contract charge 0.00% Class A
           Highest contract charge 0.90% Class A
           All contract charges
EQ/Alliance Common Stock
-------------------------------------------------------
           Unit Value 0.00% to 0.90%*
    2005   Lowest contract charge 0.00% Class B (v)
           Highest contract charge 0.90% Class B
           All contract charges
    2004   Lowest contract charge 0.00% Class B (v)
           Highest contract charge 0.90% Class B
           All contract charges
    2003   Lowest contract charge 0.60% Class B
           Highest contract charge 0.90% Class B
           All contract charges

                                      Years Ended December 31,
           ------------------------------------------------------------------------------
               Unit             Units          Net Assets     Investment        Total
            Fair Value   Outstanding (000's)     (000's)    Income Ratio**    Return***
           ------------ --------------------- ------------ ---------------- -------------
    2005     $ 171.50              --                 --            --         11.27%
             $ 101.96              --                 --            --         10.27%
                   --             620         $   67,000            --            --
    2004     $ 154.13              --                 --            --          4.99%
             $  92.46              --                 --            --          4.04%
                   --             645         $   62,809          1.09%           --
    2003     $ 146.81              --                 --            --         38.51%
             $  88.87              --                 --            --         56.21%
                   --              80         $    7,246          7.16%           --
    2002     $  57.06              --                 --            --       (28.04)%
             $  56.89              --                 --            --       (28.17)%
                   --               1         $       57            --           --
Davis Value
------------------------------------------------------------------------------------------
    2005     $ 139.21              --                 --            --         8.79%
             $ 139.21              --                 --            --         8.79%
                   --               5         $      757          1.23%          --
    2004     $ 127.96              --                 --            --        11.66%
             $ 127.96              --                 --            --        11.66%
                   --               3         $      392          0.42%          --
    2003     $ 114.61              --                 --            --        28.97%
             $ 114.61              --                 --            --        28.97%
                   --               2         $      254          1.31%          --
    2002     $  88.86              --                 --            --      5.03 %
             $  88.86              --                 --            --      5.03 %
                   --              --                 --          1.14%          --
EQ/Alliance Common Stock
------------------------------------------------------------------------------------------
    2005     $ 319.17              --                 --            --         4.56%
             $ 362.05              --                 --            --         3.62%
                   --           3,328         $2,221,730          1.05%          --
    2004     $ 305.25              --                 --            --        14.40%
             $ 349.40              --                 --            --        13.37%
                   --           3,493         $2,281,558          1.21%          --
    2003     $ 266.82              --                 --            --        49.93%
             $ 308.18              --                 --            --        48.58%
                   --           3,597         $2,096,424          1.44%          --
    2002     $ 177.96              --                 --            --       (28.69)%
             $ 207.42              --                 --            --       (29.33)%
                   --           3,745         $1,481,165          0.05%          --
    2001     $ 266.27              --                 --            --       (24.98)%
             $ 313.16              --                 --            --       (25.66)%
                   --           4,121         $2,468,008          2.37%          --
EQ/Alliance Common Stock
------------------------------------------------------------------------------------------
    2005     $ 101.18              --                 --            --         4.30%
             $ 114.57              --                 --            --         3.36%
                   --           1,773         $  207,802          1.05%          --
    2004     $  97.01              --                 --            --        14.12%
             $ 110.84              --                 --            --        13.09%
                   --           1,785         $  201,729          1.21%          --
    2003     $  99.63              --                 --            --        49.93%
             $  98.01              --                 --            --        48.20%
                   --           1,659         $  165,489          1.44%          --

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2005

7. Accumulation Unit Values (Continued)

         EQ/Alliance Common Stock (Continued)
------------------------------------------------------
    2002   Lowest contract charge 0.60% Class B
           Highest contract charge 0.90% Class B
           All contract charges
    2001   Lowest contract charge 0.60% Class B
           Highest contract charge 0.90% Class B
           All contract charges
EQ/Alliance Growth and Income
-------------------------------------------------------
           Unit Value 0.00% to 0.90%*
    2005   Lowest contract charge 0.00% Class A
           Highest contract charge 0.90% Class A
           All contract charges
    2004   Lowest contract charge 0.00% Class A
           Highest contract charge 0.90% Class A
           All contract charges
    2003   Lowest contract charge 0.00% Class A
           Highest contract charge 0.90% Class A
           All contract charges
    2002   Lowest contract charge 0.00% Class A
           Highest contract charge 0.90% Class A
           All contract charges
    2001   Lowest contract charge 0.00% Class A
           Highest contract charge 0.90% Class A
           All contract charges
EQ/Alliance Growth and Income
-------------------------------------------------------
           Unit Value 0.00% to 0.90%*
    2005   Lowest contract charge 0.00% Class B (v)
           Highest contract charge 0.90% Class B (f)
           All contract charges
    2004   Lowest contract charge 0.00% Class B (v)
           Highest contract charge 0.90% Class B (f)
           All contract charges
    2003   Lowest contract charge 0.60% Class B
           Highest contract charge 0.90% Class B (f)
           All contract charges
    2002   Lowest contract charge 0.60% Class B
           Highest contract charge 0.90% Class B (f)
           All contract charges
    2001   Lowest contract charge 0.60% Class B
           Highest contract charge 0.90% Class B (f)
           All contract charges
EQ/Alliance Intermediate Government Securities
-------------------------------------------------------
           Unit Value 0.00% to 0.90%*
    2005   Lowest contract charge 0.00% Class A
           Highest contract charge 0.90% Class A
           All contract charges
    2004   Lowest contract charge 0.00% Class A
           Highest contract charge 0.90% Class A
           All contract charges
    2003   Lowest contract charge 0.60% Class A
           Highest contract charge 0.90% Class A
           All contract charges
    2002   Lowest contract charge 0.60% Class A
           Highest contract charge 0.90% Class A
           All contract charges

                                      Years Ended December 31,
           -------------------------------------------------------------------------------
               Unit             Units          Net Assets     Investment         Total
            Fair Value   Outstanding (000's)     (000's)    Income Ratio**     Return***
           ------------ --------------------- ------------ ---------------- --------------
    2002    $  67.02               --                 --        --           (33.77)%
            $  66.13               --                 --        --           (33.93)%
                  --            1,424           $ 95,436   0.05 %                --
    2001    $ 101.14               --                 --     --              (10.52)%
            $ 100.09               --                 --     --              (11.33)%
                                1,055           $106,703   2.37 %                --
EQ/Alliance Growth and Income
-------------------------------------------------------------------------------------------
    2005    $ 359.17               --                 --     --                5.76%
            $ 318.09               --                 --     --                4.82%
                  --            1,181           $395,004   4.32%                 --
    2004    $ 339.60               --                 --     --               12.67%
            $ 303.47               --                 --     --               11.66%
                  --            1,187           $376,519   1.67%                 --
    2003    $ 301.40               --                 --     --               30.75%
            $ 271.78               --                 --     --               29.58%
                  --            1,197           $338,204   1.13%                 --
    2002    $ 230.51               --                 --     --              (21.07)%
            $ 209.75               --                 --     --              (21.78)%
                  --            1,220           $264,369   1.43 %                --
    2001    $ 292.03               --                 --     --              ( 1.29)%
            $ 268.14               --                 --     --              ( 2.18)%
                  --            1,203           $332,135   1.03 %                --
EQ/Alliance Growth and Income
-------------------------------------------------------------------------------------------
    2005    $ 135.79               --                 --     --                5.50%
            $ 150.93               --                 --     --                4.55%
                  --              906           $121,075   4.32%                 --
    2004    $ 128.71               --                 --     --               12.39%
            $ 144.35               --                 --     --               11.38%
                  --              885           $112,747   1.67%                 --
    2003    $ 114.06               --                 --     --               29.65%
            $ 129.60               --                 --     --               29.25%
                  --              805           $ 91,876   1.13%                 --
    2002    $  87.98               --                 --     --              (21.74)%
            $ 100.27               --                 --     --              (18.59)%
                  --              684           $ 60,178   1.43 %                --
    2001    $ 112.42               --                 --     --              ( 2.13)%
                  --               --                 --     --                  --
                  --              431           $ 48,453   1.03 %                --
EQ/Alliance Intermediate Government Securities
-------------------------------------------------------------------------------------------
    2005    $ 185.82               --                 --     --                1.49%
            $ 175.66               --                 --     --                0.58%
                  --              582           $116,035   3.45%                 --
    2004    $ 183.09               --                 --     --                2.19%
            $ 174.64               --                 --     --                1.28%
                  --              690           $135,775   2.98%                 --
    2003    $ 179.15               --                 --     --                2.40%
            $ 172.44               --                 --     --                1.47%
                  --              828           $160,867   4.11%                 --
    2002    $ 174.96               --                 --     --             8.86 %
            $ 169.94               --                 --     --             7.88 %
                  --              925           $177,235   5.01 %                --

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2005

7. Accumulation Unit Values (Continued)

         EQ/Alliance Intermediate Government
                Securities (Continued)
------------------------------------------------------
    2001   Lowest contract charge 0.60% Class A
           Highest contract charge 0.90% Class A
           All contract charges
EQ/Alliance Intermediate Government Securities
-------------------------------------------------------
           Unit Value 0.00% to 0.90%*
    2005   Lowest contract charge 0.00% Class B (v)
           Highest contract charge 0.90% Class B (f)
           All contract charges
    2004   Lowest contract charge 0.00% Class B (v)
           Highest contract charge 0.90% Class B (f)
           All contract charges
    2003   Lowest contract charge 0.60% Class B
           Highest contract charge 0.90% Class B (f)
           All contract charges
    2002   Lowest contract charge 0.60% Class B
           Highest contract charge 0.90% Class B (f)
           All contract charges
    2001   Lowest contract charge 0.60% Class B
           Highest contract charge 0.90% Class B (f)
           All contract charges
EQ/Alliance International (n)(q)
-------------------------------------------------------
           Unit Value 0.00% to 0.90%*
    2005   Lowest contract charge 0.00% Class A
           Highest contract charge 0.90% Class A
           All contract charges
    2004   Lowest contract charge 0.00% Class A
           Highest contract charge 0.90% Class A
           All contract charges
    2003   Lowest contract charge 0.00% Class A
           Highest contract charge 0.90% Class A
           All contract charges
    2002   Lowest contract charge 0.00% Class A
           Highest contract charge 0.90% Class A
           All contract charges
    2001   Lowest contract charge 0.00% Class A
           Highest contract charge 0.90% Class A
           All contract charges
EQ/Alliance International (n)(q)
-------------------------------------------------------
           Unit Value 0.00% to 0.90%*
    2005   Lowest contract charge 0.00% Class B (v)
           Highest contract charge 0.90% Class B (f)
           All contract charges
    2004   Lowest contract charge 0.00% Class B (v)
           Highest contract charge 0.90% Class B (f)
           All contract charges
    2003   Lowest contract charge 0.60% Class B
           Highest contract charge 0.90% Class B (f)
           All contract charges
    2002   Lowest contract charge 0.60% Class B
           Highest contract charge 0.90% Class B (f)
           All contract charges
    2001   Lowest contract charge 0.60% Class B
           Highest contract charge 0.90% Class B (f)
           All contract charges

                                     Years Ended December 31,
           -----------------------------------------------------------------------------
               Unit             Units          Net Assets     Investment        Total
            Fair Value   Outstanding (000's)     (000's)    Income Ratio**    Return***
           ------------ --------------------- ------------ ---------------- ------------
    2001     $ 160.72              --                 --        --          8.16 %
             $ 157.52              --                 --        --          7.18 %
                   --             645           $113,408   4.25 %                   --
EQ/Alliance Intermediate Government Securities
-----------------------------------------------------------------------------------------
    2005     $ 135.45              --                 --     --                 1.24%
             $ 130.34              --                 --     --                 0.33%
                   --             230           $ 30,001   3.45%                  --
    2004     $ 133.80              --                 --     --                 1.94%
             $ 129.91              --                 --     --                 1.02%
                   --             224           $ 28,912   2.98%                  --
    2003     $ 179.15              --                 --     --                 2.40%
             $ 128.60              --                 --     --                 1.22%
                   --             239           $ 30,873   4.11%                  --
    2002     $ 125.69              --                 --     --                 7.93%
             $ 127.05              --                 --     --                63.98%
                   --             205           $ 25,766   5.01 %                 --
    2001     $ 116.45              --                 --     --                 7.24%
                   --              --                 --     --                   --
                   --              79           $  9,200   4.25 %                 --
EQ/Alliance International (n)(q)
-----------------------------------------------------------------------------------------
    2005     $ 179.02              --                 --     --                15.58%
             $ 162.45              --                 --     --                14.54%
                   --           3,448           $581,793   1.74%                  --
    2004     $ 154.89              --                 --     --                18.47%
             $ 141.83              --                 --     --                17.40%
                   --           3,521           $515,982   2.12%                  --
    2003     $ 130.75              --                 --     --                35.43%
             $ 120.80              --                 --     --                34.21%
                   --           3,678           $457,336   1.67%                  --
    2002     $  96.54              --                 --     --              ( 9.91)%
             $  90.01              --                 --     --              (10.72)%
                   --           3,879           $357,984     --                  --
    2001     $ 107.16              --                 --     --              (22.87)%
             $ 100.82              --                 --     --              (23.57)%
                   --             493           $ 50,925   1.61 %                --
EQ/Alliance International (n)(q)
-----------------------------------------------------------------------------------------
    2005     $ 124.06              --                 --     --               15.29%
             $ 121.39              --                 --     --               14.26%
                   --             540           $ 68,275   1.74%                 --
    2004     $ 107.60              --                 --     --               18.17%
             $ 106.24              --                 --     --               17.11%
                   --             511           $ 56,460   2.12%                 --
    2003     $  93.97              --                 --     --               34.36%
             $  90.72              --                 --     --               33.96%
                   --             464           $ 43,571   1.67%                 --
    2002     $  69.94              --                 --     --              (10.65)%
             $  67.72              --                 --     --              (15.96)%
                   --             381           $ 26,647     --                  --
    2001     $  78.27              --                 --     --              (23.77)%
                   --              --                 --     --                  --
                   --              61           $  4,774   1.61 %                --

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2005

7. Accumulation Unit Values (Continued)

             EQ/Alliance Large Cap Growth
------------------------------------------------------
           Unit Value 0.00% to 0.60%*
    2005   Lowest contract charge 0.00% Class A (l)
           Highest contract charge 0.60% Class A (p)
           All contract charges
    2004   Lowest contract charge 0.00% Class A (l)
           Highest contract charge 0.60% Class A (p)
           All contract charges
    2003   Lowest contract charge 0.00% Class A (l)
           Highest contract charge 0.60% Class A (p)
           All contract charges
    2002   Lowest contract charge 0.00% Class A (l)
           Highest contract charge 0.60% Class A (p)
           All contract charges
EQ/Alliance Large Cap Growth
-------------------------------------------------------
           Unit Value 0.00% to 0.90%*
    2005   Lowest contract charge 0.00% Class B
           Highest contract charge 0.90% Class B
           All contract charges
    2004   Lowest contract charge 0.00% Class B
           Highest contract charge 0.90% Class B
           All contract charges
    2003   Lowest contract charge 0.00% Class B
           Highest contract charge 0.90% Class B
           All contract charges
    2002   Lowest contract charge 0.00% Class B
           Highest contract charge 0.90% Class B
           All contract charges
    2001   Lowest contract charge 0.00% Class B
           Highest contract charge 0.90% Class B
           All contract charges
EQ/Alliance Quality Bond
-------------------------------------------------------
           Unit Value 0.00% to 0.90%*
    2005   Lowest contract charge 0.00% Class A
           Highest contract charge 0.90% Class A
           All contract charges
    2004   Lowest contract charge 0.00% Class A
           Highest contract charge 0.90% Class A
           All contract charges
    2003   Lowest contract charge 0.00% Class A
           Highest contract charge 0.90% Class A
           All contract charges
    2002   Lowest contract charge 0.00% Class A
           Highest contract charge 0.90% Class A
           All contract charges
    2001   Lowest contract charge 0.00% Class A
           Highest contract charge 0.90% Class A
           All contract charges
EQ/Alliance Quality Bond
-------------------------------------------------------
           Unit Value 0.00% to 0.90%*
    2005   Lowest contract charge 0.00% Class B (v)
           Highest contract charge 0.90% Class B (f)
           All contract charges
    2004   Lowest contract charge 0.00% Class B (v)
           Highest contract charge 0.90% Class B (f)
           All contract charges

                                     Years Ended December 31,
           -----------------------------------------------------------------------------
               Unit             Units          Net Assets     Investment        Total
            Fair Value   Outstanding (000's)     (000's)    Income Ratio**    Return***
           ------------ --------------------- ------------ ---------------- ------------
    2005     $ 155.14              --                 --            --          15.22%
             $ 110.37              --                 --            --          14.53%
                   --              25           $  3,748            --             --
    2004     $ 134.65              --                 --            --           8.66%
             $  96.37              --                 --            --           8.00%
                   --              15           $  2,066            --             --
    2003     $ 123.92              --                 --            --          23.50%
             $  89.23              --                 --            --          22.76%
                   --               8           $    953            --             --
    2002     $ 100.34              --                 --            --         ( 9.22)%
             $  72.69              --                 --            --         (24.09)%
                   --              --                 --            --             --
EQ/Alliance Large Cap Growth
-----------------------------------------------------------------------------------------
    2005     $  78.38              --                 --            --          14.93%
             $  73.86              --                 --            --          13.90%
                   --           1,428           $107,944            --             --
    2004     $  68.20              --                 --            --           8.38%
             $  64.84              --                 --            --           7.41%
                   --           1,445           $ 95,487            --             --
    2003     $  62.92              --                 --            --          23.18%
             $  60.37              --                 --            --          22.08%
                   --           1,544           $ 94,657            --             --
    2002     $  51.08              --                 --            --         (31.15)%
             $  49.45              --                 --            --         (31.77)%
                   --           1,555           $ 77,814            --             --
    2001     $  74.19              --                 --            --         (23.96)%
             $  72.48              --                 --            --         (24.65)%
                   --           1,549           $113,224            --             --
EQ/Alliance Quality Bond
-----------------------------------------------------------------------------------------
    2005     $ 206.40              --                 --            --           2.25%
             $ 174.29              --                 --            --           1.34%
                   --             564           $106,367          3.88%            --
    2004     $ 201.85              --                 --            --           4.01%
             $ 171.99              --                 --            --           3.07%
                   --             594           $109,740          4.00%            --
    2003     $ 194.07              --                 --            --           3.80%
             $ 166.87              --                 --            --           2.86%
                   --             745           $132,868          3.04%            --
    2002     $ 186.96              --                 --            --           7.94%
             $ 162.22              --                 --            --           6.98%
                   --             836           $144,632          4.07%            --
    2001     $ 173.20              --                 --            --           8.29%
             $ 151.64              --                 --            --           7.31%
                   --             835           $134,227          3.06%            --
EQ/Alliance Quality Bond
-----------------------------------------------------------------------------------------
    2005     $ 141.24              --                 --            --           2.00%
             $ 134.77              --                 --            --           1.08%
                   --             235           $ 31,831          3.88%            --
    2004     $ 138.48              --                 --            --           3.75%
             $ 133.32              --                 --            --           2.81%
                   --             235           $ 31,367          4.00%            --

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2005

7. Accumulation Unit Values (Continued)

         EQ/Alliance Quality Bond (Continued)
------------------------------------------------------
    2003   Lowest contract charge 0.60% Class B
           Highest contract charge 0.90% Class B (f)
           All contract charges
    2002   Lowest contract charge 0.60% Class B
           Highest contract charge 0.90% Class B (f)
           All contract charges
    2001   Lowest contract charge 0.60% Class B
           Highest contract charge 0.90% Class B (f)
           All contract charges
EQ/Alliance Small Cap Growth (j)
-------------------------------------------------------
           Unit Value 0.00% to 0.90%*
    2005   Lowest contract charge 0.00% Class A
           Highest contract charge 0.90% Class A
           All contract charges
    2004   Lowest contract charge 0.00% Class A
           Highest contract charge 0.90% Class A
           All contract charges
    2003   Lowest contract charge 0.00% Class A
           Highest contract charge 0.90% Class A
           All contract charges
    2002   Lowest contract charge 0.00% Class A
           Highest contract charge 0.90% Class A
           All contract charges
    2001   Lowest contract charge 0.00% Class A
           Highest contract charge 0.90% Class A
           All contract charges
EQ/Alliance Small Cap Growth (j)
-------------------------------------------------------
           Unit Value 0.00% to 0.90%*
    2005   Lowest contract charge 0.00% Class B (v)
           Highest contract charge 0.90% Class B
           All contract charges
    2004   Lowest contract charge 0.00% Class B (v)
           Highest contract charge 0.90% Class B
           All contract charges
    2003   Lowest contract charge 0.60% Class B
           Highest contract charge 0.90% Class B
           All contract charges
    2002   Lowest contract charge 0.60% Class B
           Highest contract charge 0.90% Class B
           All contract charges
    2001   Lowest contract charge 0.60% Class B
           Highest contract charge 0.90% Class B
           All contract charges
EQ/Ariel Appreciation II (j)
-------------------------------------------------------
           Unit Value 0.00% to 0.00%*
    2005   Lowest contract charge 0.00% Class B (x)
           Highest contract charge 0.00% Class B (x)
           All contract charges
EQ/Bear Stearns Small Company Growth
-------------------------------------------------------
           Unit Value 0.00%*
    2005   Lowest contract charge 0.00% Class B (u)
           Highest contract charge 0.00% Class B (u)
           All contract charges

                                      Years Ended December 31,
           ------------------------------------------------------------------------------
               Unit             Units          Net Assets     Investment        Total
            Fair Value   Outstanding (000's)     (000's)    Income Ratio**    Return***
           ------------ --------------------- ------------ ---------------- -------------
    2003     $ 129.57             --                  --     --                   2.91%
             $ 129.67             --                  --     --                   2.61%
                   --            222            $ 28,789   3.04%                    --
    2002     $ 125.90             --                  --     --                   7.03%
             $ 126.38             --                  --     --                   6.45%
                   --            189            $ 23,795   4.07 %                   --
    2001     $ 117.63             --                  --     --                   7.36%
                   --             --                  --     --                     --
                   --             92            $ 10,822   3.06 %                   --
EQ/Alliance Small Cap Growth (j)
------------------------------------------------------------------------------------------
    2005     $ 194.07             --                  --     --                  11.78%
             $ 179.44             --                  --     --                  10.78%
                   --            879            $163,607     --                     --
    2004     $ 173.61             --                  --     --                  14.27%
             $ 161.98             --                  --     --                  13.24%
                   --            913            $152,710     --                     --
    2003     $ 151.93             --                  --     --                  41.28%
             $ 143.04             --                  --     --                  40.01%
                   --            928            $136,195     --                     --
    2002     $ 107.54             --                  --     --                 (30.08)%
             $ 102.16             --                  --     --                 (30.71)%
                   --            879            $ 91,735     --                     --
    2001     $ 153.80             --                  --     --                 (13.02)%
             $ 147.44             --                  --     --                 (13.80)%
                   --            838            $125,725   1.04%                    --
EQ/Alliance Small Cap Growth (j)
------------------------------------------------------------------------------------------
    2005     $ 144.90             --                  --     --                  11.51%
             $ 135.48             --                  --     --                  10.51%
                   --            419            $ 58,017     --                     --
    2004     $ 129.95             --                  --     --                  13.98%
             $ 122.60             --                  --     --                  12.96%
                   --            408            $ 51,074     --                     --
    2003     $ 114.01             --                  --     --                  40.93%
             $ 108.53             --                  --     --                  39.67%
                   --            384            $ 42,360     --                     --
    2002     $  78.76             --                  --     --                 (30.66)%
             $  77.71             --                  --     --                 (30.87)%
                   --            312            $ 24,573     --                     --
    2001     $ 113.58             --                  --     --                 (13.76)%
             $ 112.41             --                  --     --                 (14.02)%
                   --            185            $ 21,012   1.04%                    --
EQ/Ariel Appreciation II (j)
------------------------------------------------------------------------------------------
    2005     $ 103.96             --                  --     --                   3.96%
             $ 103.96             --                  --     --                   3.96%
                   --              0            $      1     --                     --
EQ/Bear Stearns Small Company Growth
------------------------------------------------------------------------------------------
    2005     $ 123.53             --                  --     --                   7.49%
             $ 123.53             --                  --     --                   7.49%
                   --            424            $    658   3.61%                    --

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2005

7. Accumulation Unit Values (Continued)

   EQ/Bear Stearns Small Company Growth (Continued)
-------------------------------------------------------
    2004   Lowest contract charge 0.00% Class B (u)
           Highest contract charge 0.00% Class B (u )
           All contract charges
EQ/Bernstein Diversified Value (c)
--------------------------------------------------------
           Unit Value 0.00% to 0.60%*
    2005   Lowest contract charge 0.00% Class A (l)
           Highest contract charge 0.60% Class A (p)
           All contract charges
    2004   Lowest contract charge 0.00% Class A (l)
           Highest contract charge 0.60% Class A (p)
           All contract charges
    2003   Lowest contract charge 0.00% Class A (l)
           Highest contract charge 0.60% Class A (p)
           All contract charges
    2002   Lowest contract charge 0.00% Class A (l)
           Highest contract charge 0.60% Class A (p)
           All contract charges
EQ/Bernstein Diversified Value (c)
--------------------------------------------------------
           Unit Value 0.00% to 0.90%*
    2005   Lowest contract charge 0.00% Class B (b)
           Highest contract charge 0.90% Class B (b)
           All contract charges
    2004   Lowest contract charge 0.00% Class B (b)
           Highest contract charge 0.90% Class B (b)
           All contract charges
    2003   Lowest contract charge 0.00% Class B (b)
           Highest contract charge 0.90% Class B (b)
           All contract charges
    2002   Lowest contract charge 0.00% Class B (b)
           Highest contract charge 0.90% Class B (b)
           All contract charges
    2001   Lowest contract charge 0.00% Class B (b)
           Highest contract charge 0.90% Class B (b)
           All contract charges
EQ/Boston Advisors Equity Income
--------------------------------------------------------
           Unit Value 0.00%*
    2005   Lowest contract charge 0.00% Class B (u)
           Highest contract charge 0.00% Class B (u)
           All contract charges
    2004   Lowest contract charge 0.00% Class B (u)
           Highest contract charge 0.00% Class B (u)
           All contract charges
EQ/Calvert Socially Responsible
--------------------------------------------------------
           Unit Value 0.00%*
    2005   Lowest contract charge 0.00% Class A (l)
           Highest contract charge 0.00% Class A (l)
           All contract charges
    2004   Lowest contract charge 0.00% Class A (l)
           Highest contract charge 0.00% Class A (l)
           All contract charges
    2003   Lowest contract charge 0.00% Class A (l)
           Highest contract charge 0.00% Class A (l)
           All contract charges

                                     Years Ended December 31,
           -----------------------------------------------------------------------------
               Unit             Units          Net Assets     Investment        Total
            Fair Value   Outstanding (000's)     (000's)    Income Ratio**    Return***
           ------------ --------------------- ------------ ---------------- ------------
    2004     $ 114.93              --                 --            --          14.19%
             $ 114.93              --                 --            --          14.19%
                   --              --           $      4            --             --
EQ/Bernstein Diversified Value (c)
-----------------------------------------------------------------------------------------
    2005     $ 170.89              --                 --            --           5.70%
             $ 126.02              --                 --            --           5.07%
                   --             125           $ 20,695          3.37%            --
    2004     $ 161.68              --                 --            --          13.73%
             $ 119.95              --                 --            --          13.04%
                   --              74           $ 11,738          2.14%            --
    2003     $ 142.16              --                 --            --          29.06%
             $ 106.11              --                 --            --          28.29%
                   --              28           $  3,921          1.15%            --
    2002     $ 110.15              --                 --            --         ( 0.72)%
             $  82.71              --                 --            --         (16.40)%
                   --               1           $     83          1.53%            --
EQ/Bernstein Diversified Value (c)
-----------------------------------------------------------------------------------------
    2005     $ 129.59              --                 --            --           5.43%
             $ 141.25              --                 --            --           4.49%
                   --           1,522           $214,562          3.37%            --
    2004     $ 122.91              --                 --            --          13.44%
             $ 135.18              --                 --            --          12.42%
                   --           1,425           $191,881          2.14%            --
    2003     $ 108.34              --                 --            --          28.73%
             $ 120.24              --                 --            --          27.58%
                   --           1,337           $159,330          1.15%            --
    2002     $  84.16              --                 --            --         (13.64)%
             $  94.25              --                 --            --         (14.41)%
                   --           1,168           $108,579          1.53%            --
    2001     $  97.45              --                 --            --         ( 0.92)%
             $ 110.12              --                 --            --         ( 2.09)%
                   --             763           $ 82,335          1.39%            --
EQ/Boston Advisors Equity Income
-----------------------------------------------------------------------------------------
    2005     $ 113.89              --                 --            --           6.15%
             $ 113.89              --                 --            --           6.15%
                   --              11           $  1,282          2.59%            --
    2004     $ 107.29              --                 --            --           9.15%
             $ 107.29              --                 --            --           9.15%
                   --              --           $     50          2.06%            --
EQ/Calvert Socially Responsible
-----------------------------------------------------------------------------------------
    2005     $ 149.34              --                 --            --           9.00%
             $ 149.34              --                 --            --           9.00%
                   --              --                 --          5.85%            --
    2004     $ 137.01              --                 --            --           3.85%
             $ 137.01              --                 --            --           3.85%
                   --              --                 --            --             --
    2003     $ 131.93              --                 --            --          28.26%
             $ 131.93              --                 --            --          28.26%
                   --               2           $      2            --             --

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2005

7. Accumulation Unit Values (Continued)

     EQ/Calvert Socially Responsible (Continued)
------------------------------------------------------
    2002   Lowest contract charge 0.00% Class A (l)
           Highest contract charge 0.00% Class A (l)
           All contract charges
EQ/Calvert Socially Responsible
-------------------------------------------------------
           Unit Value 0.00% to 0.90%*
    2005   Lowest contract charge 0.00% Class B (v)
           Highest contract charge 0.90% Class B (f)
           All contract charges
    2004   Lowest contract charge 0.00% Class B (v)
           Highest contract charge 0.90% Class B (f)
           All contract charges
    2003   Lowest contract charge 0.60% Class B (f)
           Highest contract charge 0.90% Class B (f)
           All contract charges
    2002   Lowest contract charge 0.60% Class B (f)
           Highest contract charge 0.90% Class B (f)
           All contract charges
EQ/Capital Guardian Growth
-------------------------------------------------------
           Unit Value 0.00%*
    2005   Lowest contract charge 0.00% Class A (l)
           Highest contract charge 0.00% Class A (l)
           All contract charges
    2004   Lowest contract charge 0.00% Class A (l)
           Highest contract charge 0.00% Class A (l)
           All contract charges
    2003   Lowest contract charge 0.00% Class A (l)
           Highest contract charge 0.00% Class A (l)
           All contract charges
    2002   Lowest contract charge 0.00% Class A (l)
           Highest contract charge 0.00% Class A (l)
           All contract charges
EQ/Capital Guardian Growth
-------------------------------------------------------
           Unit Value 0.00% to 0.90%*
    2005   Lowest contract charge 0.00% Class B (v)
           Highest contract charge 0.90% Class B
           All contract charges
    2004   Lowest contract charge 0.00% Class B (v)
           Highest contract charge 0.90% Class B
           All contract charges
    2003   Lowest contract charge 0.60% Class B (l)
           Highest contract charge 0.90% Class B
           All contract charges
    2002   Lowest contract charge 0.60% Class B (l)
           Highest contract charge 0.90% Class B
           All contract charges
    2001   Lowest contract charge 0.60% Class B
           Highest contract charge 0.90% Class B
           All contract charges
EQ/Capital Guardian International
-------------------------------------------------------
           Unit Value 0.00% to 0.60%*
    2005   Lowest contract charge 0.00% Class A (l)
           Highest contract charge 0.60% Class A (p)
           All contract charges

                                      Years Ended December 31,
           ------------------------------------------------------------------------------
               Unit             Units          Net Assets     Investment        Total
            Fair Value   Outstanding (000's)     (000's)    Income Ratio**    Return***
           ------------ --------------------- ------------ ---------------- -------------
    2002     $ 102.86             --                 --             --          ( 4.27)%
             $ 102.86             --                 --             --          ( 4.27)%
                   --             --                 --             --              --
EQ/Calvert Socially Responsible
------------------------------------------------------------------------------------------
    2005     $  94.93             --                 --             --            8.74%
             $  89.61             --                 --             --            7.76%
                   --              1             $  129           5.85%             --
    2004     $  87.31             --                 --             --            3.59%
             $  83.16             --                 --             --            2.66%
                   --             --             $   11             --              --
    2003     $  82.09             --                 --             --           27.19%
             $  81.01             --                 --             --           26.79%
                   --             --                 --             --              --
    2002     $  64.54             --                 --             --          (19.40)%
             $  63.89             --                 --             --          (19.56)%
                   --             --                 --             --              --
EQ/Capital Guardian Growth
------------------------------------------------------------------------------------------
    2005     $ 141.97             --                 --             --            5.37%
             $ 141.97             --                 --             --            5.37%
                   --             --             $   62           0.20%             --
    2004     $ 134.73             --                 --             --            5.80%
             $ 134.73             --                 --             --            5.80%
                   --             --             $   59           0.53%             --
    2003     $ 127.35             --                 --             --           24.27%
             $ 127.35             --                 --             --           24.27%
                   --             --             $   54           0.13%             --
    2002     $ 102.48             --                 --             --          ( 5.60)%
             $ 102.48             --                 --             --          ( 5.60)%
                   --             --                 --           0.13%             --
EQ/Capital Guardian Growth
------------------------------------------------------------------------------------------
    2005     $  77.49             --                 --             --            5.11%
             $  83.90             --                 --             --            4.16%
                   --             26             $2,195           0.20%             --
    2004     $  73.72             --                 --             --            5.53%
             $  80.54             --                 --             --            4.58%
                   --             23             $1,801           0.53%             --
    2003     $  68.73             --                 --             --           23.22%
             $  77.01             --                 --             --           22.85%
                   --             25             $1,886           0.13%             --
    2002     $  55.78             --                 --             --          (26.79)%
             $  62.69             --                 --             --          (27.01)%
                   --             22             $1,359           0.13%             --
    2001     $  76.19             --                 --             --          (24.91)%
             $  85.89             --                 --             --          (25.14)%
                   --             17             $1,333             --              --
EQ/Capital Guardian International
------------------------------------------------------------------------------------------
    2005     $ 189.87             --                 --             --           17.42%
             $ 145.75             --                 --             --           16.72%
                   --              3             $  399           1.83%             --

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2005

7. Accumulation Unit Values (Continued)

    EQ/Capital Guardian International (Continued)
------------------------------------------------------
    2004   Lowest contract charge 0.00% Class A (l)
           Highest contract charge 0.60% Class A (p)
           All contract charges
    2003   Lowest contract charge 0.00% Class A (l)
           Highest contract charge 0.60% Class A (p)
           All contract charges
    2002   Lowest contract charge 0.00% Class A (l)
           Highest contract charge 0.60% Class A (p)
           All contract charges
EQ/Capital Guardian International
-------------------------------------------------------
           Unit Value 0.00% to 0.90%*
    2005   Lowest contract charge 0.00% Class B (v)
           Highest contract charge 0.90% Class B
           All contract charges
    2004   Lowest contract charge 0.00% Class B (v)
           Highest contract charge 0.90% Class B
           All contract charges
    2003   Lowest contract charge 0.60% Class B
           Highest contract charge 0.90% Class B
           All contract charges
    2002   Lowest contract charge 0.60% Class B
           Highest contract charge 0.90% Class B
           All contract charges
    2001   Lowest contract charge 0.60% Class B
           Highest contract charge 0.90% Class B
           All contract charges
EQ/Capital Guardian Research (m)
-------------------------------------------------------
           Unit Value 0.00% to 0.60%*
    2005   Lowest contract charge 0.00% Class A (l)
           Highest contract charge 0.60% Class A (p)
           All contract charges
    2004   Lowest contract charge 0.00% Class A (l)
           Highest contract charge 0.60% Class A (p)
           All contract charges
    2003   Lowest contract charge 0.00% Class A (l)
           Highest contract charge 0.60% Class A (p)
           All contract charges
    2002   Lowest contract charge 0.00% Class A (l)
           Highest contract charge 0.60% Class A (p)
           All contract charges
EQ/Capital Guardian Research (m)
-------------------------------------------------------
           Unit Value 0.00% to 0.90%*
    2005   Lowest contract charge 0.00% Class B
           Highest contract charge 0.90% Class B
           All contract charges
    2004   Lowest contract charge 0.00% Class B
           Highest contract charge 0.90% Class B
           All contract charges
    2003   Lowest contract charge 0.00% Class B
           Highest contract charge 0.90% Class B
           All contract charges
    2002   Lowest contract charge 0.00% Class B
           Highest contract charge 0.90% Class B
           All contract charges

                                     Years Ended December 31,
           -----------------------------------------------------------------------------
               Unit             Units          Net Assets     Investment        Total
            Fair Value   Outstanding (000's)     (000's)    Income Ratio**    Return***
           ------------ --------------------- ------------ ---------------- ------------
    2004     $ 161.71             --                  --            --          13.90%
             $ 124.87             --                  --            --          13.22%
                   --              3             $   287          1.54%            --
    2003     $ 141.97             --                  --            --          32.95%
             $ 110.29             --                  --            --          32.15%
                   --              1             $   208          0.99%            --
    2002     $ 106.79             --                  --            --         ( 1.90)%
             $  83.46             --                  --            --         (15.60)%
                   --             --                  --          1.71%            --
EQ/Capital Guardian International
-----------------------------------------------------------------------------------------
    2005     $ 124.93             --                  --            --          17.12%
             $ 117.59             --                  --            --          16.07%
                   --             40             $ 4,756          1.83%            --
    2004     $ 106.66             --                  --            --          13.61%
             $ 101.31             --                  --            --          12.59%
                   --             31             $ 3,240          1.54%            --
    2003     $  91.17             --                  --            --          31.82%
             $  89.98             --                  --            --          31.43%
                   --             26             $ 2,330          0.99%            --
    2002     $  69.16             --                  --            --         (15.56)%
             $  68.46             --                  --            --         (15.81)%
                   --             19             $ 1,314          1.71%            --
    2001     $  81.90             --                  --            --         (21.36)%
             $  81.32             --                  --            --         (21.60)%
                   --              9             $   737          1.87%            --
EQ/Capital Guardian Research (m)
-----------------------------------------------------------------------------------------
    2005     $ 169.42             --                  --            --           6.32%
             $ 114.15             --                  --            --           5.69%
                   --              5             $   549          0.56%            --
    2004     $ 159.34             --                  --            --          11.18%
             $ 108.01             --                  --            --          10.52%
                   --              3             $   305          0.64%            --
    2003     $ 143.32             --                  --            --          31.55%
             $  97.73             --                  --            --          30.78%
                   --              1             $   111          0.37%            --
    2002     $ 108.94             --                  --            --         ( 2.26)%
             $  74.73             --                  --          0.37%        (22.93)%
                   --             --                  --            --             --
EQ/Capital Guardian Research (m)
-----------------------------------------------------------------------------------------
    2005     $ 130.63             --                  --            --           6.06%
             $ 123.36             --                  --            --           5.10%
                   --            667             $84,346          0.56%            --
    2004     $ 123.17             --                  --            --          10.90%
             $ 117.36             --                  --            --           9.91%
                   --            685             $82,149          0.64%            --
    2003     $ 111.06             --                  --            --          31.49%
             $ 106.79             --                  --            --          30.31%
                   --            696             $75,658          0.37%            --
    2002     $  84.46             --                  --            --         (24.66)%
             $  81.95             --                  --            --         (25.34)%
                   --            633             $52,561          0.37%            --

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2005

7. Accumulation Unit Values (Continued)

     EQ/Capital Guardian Research (m) (Continued)
------------------------------------------------------
    2001   Lowest contract charge 0.00% Class B
           Highest contract charge 0.90% Class B
           All contract charges
EQ/Capital Guardian U.S. Equity (i)
-------------------------------------------------------
           Unit Value 0.00% to 0.60%*
    2005   Lowest contract charge 0.00% Class A (l)
           Highest contract charge 0.60% Class A (p)
           All contract charges
    2004   Lowest contract charge 0.00% Class A (l)
           Highest contract charge 0.60% Class A (p)
           All contract charges
    2003   Lowest contract charge 0.00% Class A (l)
           Highest contract charge 0.60% Class A (p)
           All contract charges
    2002   Lowest contract charge 0.00% Class A (l)
           Highest contract charge 0.60% Class A (p)
           All contract charges
EQ/Capital Guardian U.S. Equity (i)
-------------------------------------------------------
           Unit Value 0.00% to 0.90%*
    2005   Lowest contract charge 0.00% Class B
           Highest contract charge 0.90% Class B
           All contract charges
    2004   Lowest contract charge 0.00% Class B
           Highest contract charge 0.90% Class B
           All contract charges
    2003   Lowest contract charge 0.00% Class B
           Highest contract charge 0.90% Class B
           All contract charges
    2002   Lowest contract charge 0.00% Class B
           Highest contract charge 0.90% Class B
           All contract charges
    2001   Lowest contract charge 0.00% Class B
           Highest contract charge 0.90% Class B
           All contract charges
EQ/Caywood-Scholl High Yield Bond
-------------------------------------------------------
           Unit Value 0.00% to 0.00%*
    2005   Lowest contract charge 0.00% Class B (w)
           Highest contract charge 0.00% Class B (w)
           All contract charges
EQ/Equity 500 Index
-------------------------------------------------------
           Unit Value 0.00% to 0.90%*
    2005   Lowest contract charge 0.00% Class A
           Highest contract charge 0.90% Class A
           All contract charges
    2004   Lowest contract charge 0.00% Class A
           Highest contract charge 0.90% Class A
           All contract charges
    2003   Lowest contract charge 0.00% Class A
           Highest contract charge 0.90% Class A
           All contract charges
    2002   Lowest contract charge 0.00% Class A
           Highest contract charge 0.90% Class A
           All contract charges

                                      Years Ended December 31,
           ------------------------------------------------------------------------------
               Unit             Units          Net Assets     Investment        Total
            Fair Value   Outstanding (000's)     (000's)    Income Ratio**    Return***
           ------------ --------------------- ------------ ---------------- -------------
    2001     $ 112.11              --                 --     --                 ( 2.02)%
             $ 109.77              --                 --     --                 ( 2.90)%
                   --              73           $  8,107   0.26%                    --
EQ/Capital Guardian U.S. Equity (i)
------------------------------------------------------------------------------------------
    2005     $ 177.90              --                 --     --                   6.23%
             $ 118.70              --                 --     --                   5.59%
                   --              43           $  7,094   5.89%                    --
    2004     $ 167.47              --                 --     --                   9.60%
             $ 112.42              --                 --     --                   8.94%
                   --              25           $  4,035   0.51%                    --
    2003     $ 152.80              --                 --     --                  36.72%
             $ 103.19              --                 --     --                  35.91%
                   --               9           $  1,254   0.25%                    --
    2002     $ 111.76              --                 --     --                 ( 1.73)%
             $  75.92              --                 --     --                 (22.22)%
                   --              --                 --   0.54%                    --
EQ/Capital Guardian U.S. Equity (i)
------------------------------------------------------------------------------------------
    2005     $ 126.78              --                 --     --                   5.96%
             $ 119.73              --                 --     --                   5.01%
                   --             512           $ 62,611   5.89%                    --
    2004     $ 119.65              --                 --     --                   9.33%
             $ 114.01              --                 --     --                   8.34%
                   --             500           $ 58,176   0.51%                    --
    2003     $ 109.44              --                 --     --                  36.39%
             $ 105.23              --                 --     --                  35.16%
                   --             451           $ 48,198   0.25%                    --
    2002     $  80.24              --                 --     --                 (23.67)%
             $  77.86              --                 --     --                 (24.36)%
                   --             309           $ 24,342   0.54%                    --
    2001     $ 105.12              --                 --     --                 ( 2.01)%
             $ 102.92              --                 --     --                 ( 2.90)%
                   --              88           $  9,137   0.48%                    --
EQ/Caywood-Scholl High Yield Bond
------------------------------------------------------------------------------------------
    2005     $ 104.91              --                 --     --                   4.91%
             $ 104.91              --                 --     --                   4.91%
                   --               0           $      7   9.30%                    --
EQ/Equity 500 Index
------------------------------------------------------------------------------------------
    2005     $ 313.55              --                 --     --                   4.66%
             $ 284.70              --                 --     --                   3.72%
                   --           2,049           $608,947   3.36%                    --
    2004     $ 299.58              --                 --     --                  10.51%
             $ 274.48              --                 --     --                   9.51%
                   --           2,172           $619,922   1.66%                    --
    2003     $ 271.10              --                 --     --                  28.14%
             $ 250.64              --                 --     --                  26.99%
                   --           2,240           $581,816   1.31%                    --
    2002     $ 211.57              --                 --     --                 (22.19)%
             $ 197.37              --                 --     --                 (22.89)%
                   --           2,206           $448,827   1.17 %                   --

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2005

7. Accumulation Unit Values (Continued)

           EQ/Equity 500 Index (Continued)
------------------------------------------------------
    2001   Lowest contract charge 0.00% Class A
           Highest contract charge 0.90% Class A
           All contract charges
EQ/Equity 500 Index
-------------------------------------------------------
           Unit Value 0.00% to 0.90%*
    2005   Lowest contract charge 0.00% Class B
           Highest contract charge 0.90% Class B
           All contract charges
    2004   Lowest contract charge 0.00% Class B
           Highest contract charge 0.90% Class B
           All contract charges
    2003   Lowest contract charge 0.60% Class B
           Highest contract charge 0.90% Class B
           All contract charges
    2002   Lowest contract charge 0.60% Class B
           Highest contract charge 0.90% Class B
           All contract charges
    2001   Lowest contract charge 0.60% Class B
           Highest contract charge 0.90% Class B
           All contract charges
EQ/Evergreen International Bond
-------------------------------------------------------
           Unit Value 0.00% to 0.00%*
    2005   Lowest contract charge 0.00% Class B (x)
           Highest contract charge 0.00% Class B (x)
           All contract charges
EQ/Evergreen Omega
-------------------------------------------------------
           Unit Value 0.00%*
    2005   Lowest contract charge 0.00% Class A (l)
           Highest contract charge 0.00% Class A (l)
           All contract charges
    2004   Lowest contract charge 0.00% Class A (l)
           Highest contract charge 0.00% Class A (l)
           All contract charges
    2003   Lowest contract charge 0.00% Class A (l)
           Highest contract charge 0.00% Class A (l)
           All contract charges
    2002   Lowest contract charge 0.00% Class A (l)
           Highest contract charge 0.00% Class A (l)
           All contract charges
EQ/Evergreen Omega
-------------------------------------------------------
           Unit Value 0.00% to 0.90%*
    2005   Lowest contract charge 0.00% Class B
           Highest contract charge 0.90% Class B
           All contract charges
    2004   Lowest contract charge 0.00% Class B
           Highest contract charge 0.90% Class B
           All contract charges
    2003   Lowest contract charge 0.00% Class B
           Highest contract charge 0.90% Class B
           All contract charges
    2002   Lowest contract charge 0.00% Class B
           Highest contract charge 0.90% Class B
           All contract charges

                                      Years Ended December 31,
           -------------------------------------------------------------------------------
               Unit             Units          Net Assets     Investment         Total
            Fair Value   Outstanding (000's)     (000's)    Income Ratio**     Return***
           ------------ --------------------- ------------ ---------------- --------------
    2001     $ 271.91              --                 --     --                  (11.94)%
             $ 255.97              --                 --     --                  (12.74)%
                   --           2,153           $565,538   1.04 %                    --
EQ/Equity 500 Index
-------------------------------------------------------------------------------------------
    2005     $  96.35              --                 --     --                    4.40%
             $ 107.63              --                 --     --                    3.47%
                   --           1,095           $104,727   3.36%                     --
    2004     $  92.28              --                 --     --                   10.23%
             $ 104.03              --                 --     --                    9.24%
                   --           1,115           $102,792   1.66%                     --
    2003     $  84.13              --                 --     --                   27.05%
             $  95.23              --                 --     --                   26.67%
                   --           1,053           $ 88,633   1.31%                     --
    2002     $  66.22              --                 --     --                  (22.86)%
             $  75.18              --                 --     --                  (23.09)%
                   --             869           $ 57,545   1.17%                     --
    2001     $  85.84              --                 --     --                  (12.69)%
             $  97.75              --                 --     --                  (12.95)%
                   --             575           $ 49,358   1.04%                     --
EQ/Evergreen International Bond
-------------------------------------------------------------------------------------------
    2005     $  97.81              --                 --     --                  ( 2.19)%
             $  97.81              --                 --     --                  ( 2.19)%
                   --              --           $     12     --                      --
EQ/Evergreen Omega
-------------------------------------------------------------------------------------------
    2005     $ 157.88              --                 --     --                    4.22%
             $ 157.88              --                 --     --                    4.22%
                   --               1           $    108   3.06%                     --
    2004     $ 151.49              --                 --     --                    7.31%
             $ 151.49              --                 --     --                    7.31%
                   --              --           $     15   0.31%                     --
    2003     $ 141.17              --                 --     --                   38.50%
             $ 141.17              --                 --     --                   38.50%
                   --              --                 --     --                      --
    2002     $ 101.93              --                 --     --                  ( 5.46)%
             $ 101.93              --                 --     --                  ( 5.46)%
                   --              --                 --     --                      --
EQ/Evergreen Omega
-------------------------------------------------------------------------------------------
    2005     $  91.70              --                 --     --                    3.96%
             $  83.85              --                 --     --                  ( 0.24)%
                   --             110           $  9,551   3.06%                     --
    2004     $  88.21              --                 --     --                    7.04%
             $  84.05              --                 --     --                    6.08%
                   --             117           $  9,923   0.31%                     --
    2003     $  82.41              --                 --     --                   38.20%
             $  79.24              --                 --     --                   36.97%
                   --              90           $  7,099     --                      --
    2002     $  59.63              --                 --     --                  (24.01)%
             $  57.85              --                 --     --                  (24.70)%
                   --              33           $  1,884     --                      --

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2005

7. Accumulation Unit Values (Continued)

            EQ/Evergreen Omega (Continued)
------------------------------------------------------
    2001   Lowest contract charge 0.00% Class B
           Highest contract charge 0.90% Class B
           All contract charges
EQ/FI Mid Cap
-------------------------------------------------------
           Unit Value 0.00% to 0.60%*
    2005   Lowest contract charge 0.00% Class A (l)
           Highest contract charge 0.60% Class A (p)
           All contract charges
    2004   Lowest contract charge 0.00% Class A (l)
           Highest contract charge 0.60% Class A (p)
           All contract charges
    2003   Lowest contract charge 0.00% Class A (l)
           Highest contract charge 0.60% Class A (p)
           All contract charges
    2002   Lowest contract charge 0.00% Class A (l)
           Highest contract charge 0.60% Class A (p)
           All contract charges
EQ/FI Mid Cap
-------------------------------------------------------
           Unit Value 0.00% to 0.90%*
    2005   Lowest contract charge 0.00% Class B
           Highest contract charge 0.90% Class B
           All contract charges
    2004   Lowest contract charge 0.00% Class B
           Highest contract charge 0.90% Class B
           All contract charges
    2003   Lowest contract charge 0.00% Class B
           Highest contract charge 0.90% Class B
           All contract charges
    2002   Lowest contract charge 0.00% Class B
           Highest contract charge 0.90% Class B
           All contract charges
    2001   Lowest contract charge 0.00% Class B
           Highest contract charge 0.90% Class B
           All contract charges
EQ/FI Mid Cap Value
-------------------------------------------------------
           Unit Value 0.00% to 0.60%*
    2005   Lowest contract charge 0.00% Class A (l)
           Highest contract charge 0.60% Class A (p)
           All contract charges
    2004   Lowest contract charge 0.00% Class A (l)
           Highest contract charge 0.60% Class A (p)
           All contract charges
    2003   Lowest contract charge 0.00% Class A (l)
           Highest contract charge 0.60% Class A (p)
           All contract charges
    2002   Lowest contract charge 0.00% Class A (l)
           Highest contract charge 0.60% Class A (p)
           All contract charges
EQ/FI Mid Cap Value
-------------------------------------------------------
           Unit Value 0.00% to 0.90%*
    2005   Lowest contract charge 0.00% Class B
           Highest contract charge 0.90% Class B
           All contract charges

                                      Years Ended December 31,
           -------------------------------------------------------------------------------
               Unit             Units          Net Assets     Investment         Total
            Fair Value   Outstanding (000's)     (000's)    Income Ratio**     Return***
           ------------ --------------------- ------------ ---------------- --------------
    2001    $  78.47               --                 --            --           (17.01)%
            $  76.83               --                 --            --           (17.76)%
                  --               16           $  1,214          0.01%              --
EQ/FI Mid Cap
-------------------------------------------------------------------------------------------
    2005    $ 193.78               --                 --            --             6.63%
            $ 141.98               --                 --            --             5.99%
                  --               71           $ 13,402         14.01%              --
    2004    $ 181.73               --                 --            --            16.32%
            $ 133.95               --                 --            --            15.62%
                  --               44           $  7,793          6.76%              --
    2003    $ 156.23               --                 --            --            43.98%
            $ 115.85               --                 --            --            43.11%
                  --               18           $  2,718            --               --
    2002    $ 108.51               --                 --            --           ( 0.62)%
            $  80.95               --                 --            --           (18.25)%
                  --               --                 --          0.02%              --
EQ/FI Mid Cap
-------------------------------------------------------------------------------------------
    2005    $ 125.66               --                 --            --             6.37%
            $ 119.75               --                 --            --             5.41%
                  --              794           $ 96,918         14.01%              --
    2004    $ 118.14               --                 --            --            16.03%
            $ 113.60               --                 --            --            14.98%
                  --              761           $ 87,965          6.76%              --
    2003    $ 101.82               --                 --            --            43.61%
            $  98.80               --                 --            --            42.32%
                  --              667           $ 66,774            --               --
    2002    $  70.90               --                 --            --           (18.47)%
            $  69.42               --                 --            --           (19.20)%
                  --              427           $ 29,884          0.02%              --
    2001    $  86.96               --                 --            --           (13.41)%
            $  85.92               --                 --            --           (14.19)%
                  --              174           $ 15,015          0.24%              --
EQ/FI Mid Cap Value
-------------------------------------------------------------------------------------------
    2005    $ 188.70               --                 --            --            11.60%
            $ 139.52               --                 --            --            10.93%
                  --               90           $ 16,524         11.42%              --
    2004    $ 169.09               --                 --            --            18.14%
            $ 125.77               --                 --            --            17.43%
                  --               50           $  8,171          9.30%              --
    2003    $ 143.12               --                 --            --            33.60%
            $ 107.10               --                 --            --            32.80%
                  --               23           $  3,150          0.32%              --
    2002    $ 107.13               --                 --            --           ( 0.82)%
            $  80.65               --                 --            --           (22.04)%
                  --                1           $    107          0.65%              --
EQ/FI Mid Cap Value
-------------------------------------------------------------------------------------------
    2005    $ 177.95               --                 --            --            11.32%
            $ 164.54               --                 --            --            10.32%
                  --            1,444           $244,882         11.42%              --

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2005

7. Accumulation Unit Values (Continued)

           EQ/FI Mid Cap Value (Continued)
------------------------------------------------------
    2004   Lowest contract charge 0.00% Class B
           Highest contract charge 0.90% Class B
           All contract charges
    2003   Lowest contract charge 0.00% Class B
           Highest contract charge 0.90% Class B
           All contract charges
    2002   Lowest contract charge 0.00% Class B
           Highest contract charge 0.90% Class B
           All contract charges
    2001   Lowest contract charge 0.00% Class B
           Highest contract charge 0.90% Class B
           All contract charges
EQ/GAMCO Mergers and Acquisitions
-------------------------------------------------------
           Unit Value 0.00% to 0.00%*
    2005   Lowest contract charge 0.00% Class B (w)
           Highest contract charge 0.00% Class B (w)
           All contract charges
EQ/GAMCO Small Company Value
-------------------------------------------------------
           Unit Value 0.00%*
    2005   Lowest contract charge 0.00% Class B (u)
           Highest contract charge 0.00% Class B (u)
           All contract charges
    2004   Lowest contract charge 0.00% Class B (u)
           Highest contract charge 0.00% Class B (u)
           All contract charges
EQ/International Growth
-------------------------------------------------------
           Unit Value 0.00% to 0.00%*
    2005   Lowest contract charge 0.00% Class B (w)
           Highest contract charge 0.00% Class B (w)
EQ/Janus Large Cap Growth
-------------------------------------------------------
           Unit Value 0.00% to 0.60%*
    2005   Lowest contract charge 0.00% Class A (l)
           Highest contract charge 0.60% Class A (p)
           All contract charges
    2004   Lowest contract charge 0.00% Class A (l)
           Highest contract charge 0.60% Class A (p)
           All contract charges
    2003   Lowest contract charge 0.00% Class A (l)
           Highest contract charge 0.60% Class A (p)
           All contract charges
    2002   Lowest contract charge 0.00% Class A (l)
           Highest contract charge 0.60% Class A (p)
           All contract charges
EQ/Janus Large Cap Growth
-------------------------------------------------------
           Unit Value 0.00% to 0.90%*
    2005   Lowest contract charge 0.00% Class B
           Highest contract charge 0.90% Class B
           All contract charges
    2004   Lowest contract charge 0.00% Class B
           Highest contract charge 0.90% Class B
           All contract charges
    2003   Lowest contract charge 0.00% Class B
           Highest contract charge 0.90% Class B
           All contract charges

                                      Years Ended December 31,
           ------------------------------------------------------------------------------
               Unit             Units          Net Assets     Investment        Total
            Fair Value   Outstanding (000's)     (000's)    Income Ratio**    Return***
           ------------ --------------------- ------------ ---------------- -------------
    2004     $ 159.85              --                 --            --           17.85%
             $ 149.15              --                 --            --           16.79%
                   --           1,372           $210,017          9.30%             --
    2003     $ 135.65              --                 --            --           33.26%
             $ 127.71              --                 --            --           32.06%
                   --           1,316           $171,897          0.32%             --
    2002     $ 101.79              --                 --            --          (14.71)%
             $  96.70              --                 --            --          (15.47)%
                   --           1,201           $118,413          0.65%             --
    2001     $ 119.34              --                 --            --            4.00%
             $ 114.40              --                 --            --            3.06%
                   --             692           $ 78,729          0.71%             --
EQ/GAMCO Mergers and Acquisitions
------------------------------------------------------------------------------------------
    2005     $ 105.99              --                 --            --            5.99%
             $ 105.99              --                 --            --            5.99%
                   --               0           $      3          7.78%             --
EQ/GAMCO Small Company Value
------------------------------------------------------------------------------------------
    2005     $ 118.47              --                 --            --            4.32%
             $ 118.47              --                 --            --            4.32%
                   --              15           $  1,759         12.79%             --
    2004     $ 113.57              --                 --            --           13.62%
             $ 113.57              --                 --            --           13.62%
                   --               1           $    138          9.13%             --
EQ/International Growth
------------------------------------------------------------------------------------------
    2005     $ 116.03              --                 --            --           16.03%
             $ 116.03              --                 --            --           16.03%
EQ/Janus Large Cap Growth
------------------------------------------------------------------------------------------
    2005     $ 158.61              --                 --            --            7.55%
             $ 106.87              --                 --            --            6.91%
                   --               4           $    495            --              --
    2004     $ 147.47              --                 --            --           12.43%
             $  99.96              --                 --            --           11.75%
                   --               1           $     81          0.25%             --
    2003     $ 131.17              --                 --            --           26.17%
             $  89.45              --                 --            --           25.42%
                   --              --                 --            --              --
    2002     $ 103.96              --                 --            --          ( 5.93)%
             $  44.64              --                 --            --          (24.00)%
                   --              --                 --            --              --
EQ/Janus Large Cap Growth
------------------------------------------------------------------------------------------
    2005     $  68.55              --                 --            --            7.29%
             $  65.32              --                 --            --            6.32%
                   --             411           $ 27,379            --              --
    2004     $  63.89              --                 --            --           12.15%
             $  61.44              --                 --            --           11.14%
                   --             383           $ 23,929          0.25%             --
    2003     $  56.97              --                 --            --           25.85%
             $  55.28              --                 --            --           24.73%
                   --             383           $ 21,531            --              --

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2005

7. Accumulation Unit Values (Continued)

        EQ/Janus Large Cap Growth (Continued)
------------------------------------------------------
    2002   Lowest contract charge 0.00% Class B
           Highest contract charge 0.90% Class B
           All contract charges
    2001   Lowest contract charge 0.00% Class B
           Highest contract charge 0.90% Class B
           All contract charges
EQ/JPMorgan Core Bond
-------------------------------------------------------
           Unit Value 0.00% to 0.60%*
    2005   Lowest contract charge 0.00% Class A (l)
           Highest contract charge 0.60% Class A (p)
           All contract charges
    2004   Lowest contract charge 0.00% Class A (l)
           Highest contract charge 0.60% Class A (p)
           All contract charges
    2003   Lowest contract charge 0.00% Class A (l)
           Highest contract charge 0.60% Class A (p)
           All contract charges
    2002   Lowest contract charge 0.00% Class A (l)
           Highest contract charge 0.60% Class A (p)
           All contract charges
EQ/JPMorgan Core Bond
-------------------------------------------------------
           Unit Value 0.00% to 0.90%*
    2005   Lowest contract charge 0.00% Class B (v)
           Highest contract charge 0.90% Class B
           All contract charges
    2004   Lowest contract charge 0.00% Class B (v)
           Highest contract charge 0.90% Class B
           All contract charges
    2003   Lowest contract charge 0.60% Class B
           Highest contract charge 0.90% Class B
           All contract charges
    2002   Lowest contract charge 0.60% Class B
           Highest contract charge 0.90% Class B
           All contract charges
    2001   Lowest contract charge 0.60% Class B
           Highest contract charge 0.90% Class B
           All contract charges
EQ/JPMorgan Value Opportunities
-------------------------------------------------------
           Unit Value 0.00%*
    2005   Lowest contract charge 0.00% Class A (l)
           Highest contract charge 0.00% Class A (l)
           All contract charges
    2004   Lowest contract charge 0.00% Class A (l)
           Highest contract charge 0.00% Class A (l)
           All contract charges
    2003   Lowest contract charge 0.00% Class A (l)
           Highest contract charge 0.00% Class A (l)
           All contract charges
    2002   Lowest contract charge 0.00% Class A (l)
           Highest contract charge 0.00% Class A (l)
           All contract charges

                                      Years Ended December 31,
           -------------------------------------------------------------------------------
               Unit             Units          Net Assets     Investment         Total
            Fair Value   Outstanding (000's)     (000's)    Income Ratio**     Return***
           ------------ --------------------- ------------ ---------------- --------------
    2002    $  45.27              --                  --            --           (30.31)%
            $  44.32              --                  --            --           (30.94)%
                  --             353             $15,788            --               --
    2001    $  64.96              --                  --            --           (22.96)%
            $  64.18              --                  --            --           (23.66)%
                  --             211             $13,611          0.01%              --
EQ/JPMorgan Core Bond
-------------------------------------------------------------------------------------------
    2005    $ 113.28              --                  --            --             2.47%
            $ 118.54              --                  --            --             1.86%
                  --              99             $11,243          4.69%              --
    2004    $ 110.55              --                  --            --             4.36%
            $ 116.38              --                  --            --             3.73%
                  --              50             $ 5,596          5.04%              --
    2003    $ 105.93              --                  --            --             3.60%
            $ 112.19              --                  --            --             2.98%
                  --              19             $ 2,008          3.36%              --
    2002    $ 102.25              --                  --            --             2.18%
            $ 108.95              --                  --            --             7.30%
                  --              --                  --          6.36%              --
EQ/JPMorgan Core Bond
-------------------------------------------------------------------------------------------
    2005    $ 119.44              --                  --            --             2.22%
            $ 139.79              --                  --            --             1.30%
                  --             162             $22,802          4.69%              --
    2004    $ 116.85              --                  --            --             4.10%
            $ 138.00              --                  --            --             3.16%
                  --              80             $11,132          5.04%              --
    2003    $ 133.66              --                  --            --             2.75%
            $ 133.77              --                  --            --             2.44%
                  --              76             $10,330          3.36%              --
    2002    $ 130.09              --                  --            --             8.92%
            $ 130.58              --                  --            --             8.59%
                  --              91             $11,964          6.36%              --
    2001    $ 119.43              --                  --            --             7.29%
            $ 120.52              --                  --            --             6.97%
                  --              39             $ 4,706          6.57%              --
EQ/JPMorgan Value Opportunities
-------------------------------------------------------------------------------------------
    2005    $ 160.51              --                  --            --             4.18%
            $ 160.51              --                  --            --             4.18%
                  --               1             $   214          1.55%              --
    2004    $ 154.06              --                  --            --            11.16%
            $ 154.06              --                  --            --            11.16%
                  --              --             $    53          1.28%              --
    2003    $ 138.60              --                  --            --            27.13%
            $ 138.60              --                  --            --            27.13%
                  --              --                  --          1.21%              --
    2002    $ 109.02              --                  --            --           ( 1.66)%
            $ 109.02              --                  --            --           ( 1.66)%
                  --              --                  --          1.45%              --

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2005

7. Accumulation Unit Values (Continued)

           EQ/JPMorgan Value Opportunities
------------------------------------------------------
           Unit Value 0.00% to 0.90%*
    2005   Lowest contract charge 0.00% Class B
           Highest contract charge 0.90% Class B
           All contract charges
    2004   Lowest contract charge 0.00% Class B
           Highest contract charge 0.90% Class B
           All contract charges
    2003   Lowest contract charge 0.00% Class B
           Highest contract charge 0.90% Class B
           All contract charges
    2002   Lowest contract charge 0.00% Class B
           Highest contract charge 0.90% Class B
           All contract charges
    2001   Lowest contract charge 0.00% Class B
           Highest contract charge 0.90% Class B
           All contract charges
EQ/Lazard Small Cap Value
-------------------------------------------------------
           Unit Value 0.00% to 0.60%*
    2005   Lowest contract charge 0.00% Class A (l)
           Highest contract charge 0.60% Class A (l)
           All contract charges
    2004   Lowest contract charge 0.00% Class A (l)
           Highest contract charge 0.60% Class A (l)
           All contract charges
    2003   Lowest contract charge 0.00% Class A (l)
           Highest contract charge 0.60% Class A (l)
           All contract charges
    2002   Lowest contract charge 0.00% Class A (l)
           Highest contract charge 0.00% Class A (l)
           All contract charges
EQ/Lazard Small Cap Value
-------------------------------------------------------
           Unit Value 0.00% to 0.90%*
    2005   Lowest contract charge 0.00% Class B (r)
           Highest contract charge 0.90% Class B
           All contract charges
    2004   Lowest contract charge 0.00% Class B (r)
           Highest contract charge 0.90% Class B
           All contract charges
    2003   Lowest contract charge 0.00% Class B (r)
           Highest contract charge 0.90% Class B
           All contract charges
    2002   Lowest contract charge 0.60% Class B
           Highest contract charge 0.90% Class B
           All contract charges
    2001   Lowest contract charge 0.60% Class B
           Highest contract charge 0.90% Class B
           All contract charges
EQ/Legg Mason Value Equity
-------------------------------------------------------
           Unit Value 0.00% to 0.00%*
    2005   Lowest contract charge 0.00% Class B (x)
           Highest contract charge 0.00% Class B (x)
           All contract charges

                                      Years Ended December 31,
           ------------------------------------------------------------------------------
               Unit             Units          Net Assets     Investment        Total
            Fair Value   Outstanding (000's)     (000's)    Income Ratio**    Return***
           ------------ --------------------- ------------ ---------------- -------------
    2005     $ 152.22             --                  --            --            3.92%
             $ 140.75             --                  --            --            2.99%
                   --            236             $33,648          1.55%             --
    2004     $ 146.48             --                  --            --           10.88%
             $ 136.67             --                  --            --            9.88%
                   --            249             $34,012          1.28%             --
    2003     $ 132.10             --                  --            --           26.81%
             $ 124.37             --                  --            --           25.67%
                   --            267             $33,648          1.21%             --
    2002     $ 104.17             --                  --            --          (19.06)%
             $  98.97             --                  --            --          (19.78)%
                   --            266             $26,258          1.45%             --
    2001     $ 128.70             --                  --            --          ( 6.81)%
             $ 123.38             --                  --            --          ( 7.65)%
                   --            235             $28,929          1.02%             --
EQ/Lazard Small Cap Value
------------------------------------------------------------------------------------------
    2005     $ 185.93             --                  --            --            4.95%
             $ 183.45             --                  --            --            4.32%
                   --             49             $ 8,881         10.84%             --
    2004     $ 177.17             --                  --            --           17.40%
             $ 175.86             --                  --            --           16.70%
                   --             28             $ 4,964         16.41%             --
    2003     $ 150.91             --                  --            --           37.74%
             $ 150.69             --                  --            --           37.54%
                   --              9             $ 1,357          0.95%             --
    2002     $ 109.56             --                  --            --          ( 1.84)%
             $ 109.56             --                  --            --              --
                   --             --                  --          0.76%             --
EQ/Lazard Small Cap Value
------------------------------------------------------------------------------------------
    2005     $ 198.05             --                  --            --            3.91%
             $ 186.56             --                  --            --            3.75%
                   --            120             $23,048         10.84%             --
    2004     $ 190.60             --                  --            --           17.11%
             $ 179.82             --                  --            --           16.05%
                   --             66             $11,982         16.41%             --
    2003     $ 162.76             --                  --            --           37.38%
             $ 154.95             --                  --            --           36.15%
                   --             21             $ 3,288          0.95%             --
    2002     $ 115.35             --                  --            --          (14.37)%
             $ 113.81             --                  --            --          (14.63)%
                   --             21             $ 2,395          0.76%             --
    2001     $ 134.71             --                  --            --           17.04%
             $ 133.32             --                  --            --           16.68%
                   --             17             $ 2,269          7.28%             --
EQ/Legg Mason Value Equity
------------------------------------------------------------------------------------------
    2005     $ 106.74             --                  --            --            6.74%
             $ 106.74             --                  --            --            6.74%
                   --             --             $    16            --              --

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2005

7. Accumulation Unit Values (Continued)

                  EQ/Long Term Bond
------------------------------------------------------
           Unit Value 0.00% to 0.00%*
    2005   Lowest contract charge 0.00% Class B (w)
           Highest contract charge 0.00% Class B (w)
           All contract charges
EQ/Lord Abbett Growth and Income
-------------------------------------------------------
           Unit Value 0.00% to 0.00%*
    2005   Lowest contract charge 0.00% Class B (w)
           Highest contract charge 0.00% Class B (w)
           All contract charges
EQ/Lord Abbett Large Cap Core
-------------------------------------------------------
           Unit Value 0.00% to 0.00%*
    2005   Lowest contract charge 0.00% Class B (w)
           Highest contract charge 0.00% Class B (w)
           All contract charges
EQ/Lord Abbett Mid Cap Value
-------------------------------------------------------
           Unit Value 0.00% to 0.00%*
    2005   Lowest contract charge 0.00% Class B (w)
           Highest contract charge 0.00% Class B (w)
           All contract charges
EQ/Marsico Focus
-------------------------------------------------------
           Unit Value 0.00% to 0.60%*
    2005   Lowest contract charge 0.00% Class A (l)
           Highest contract charge 0.60% Class A (r)
           All contract charges
    2004   Lowest contract charge 0.00% Class A (l)
           Highest contract charge 0.60% Class A (r)
           All contract charges
    2003   Lowest contract charge 0.00% Class A (l)
           Highest contract charge 0.60% Class A (r)
           All contract charges
    2002   Lowest contract charge 0.00% Class A (l)
           Highest contract charge 0.00% Class A (l)
           All contract charges
EQ/Marsico Focus
-------------------------------------------------------
           Unit Value 0.00% to 0.90%*
    2005   Lowest contract charge 0.00% Class B (a)
           Highest contract charge 0.90% Class B (a)
           All contract charges
    2004   Lowest contract charge 0.00% Class B (a)
           Highest contract charge 0.90% Class B (a)
           All contract charges
    2003   Lowest contract charge 0.00% Class B (a)
           Highest contract charge 0.90% Class B (a)
           All contract charges
    2002   Lowest contract charge 0.00% Class B (a)
           Highest contract charge 0.90% Class B (a)
           All contract charges
    2001   Lowest contract charge 0.00% Class B (a)
           Highest contract charge 0.90% Class B (a)
           All contract charges
EQ/Mercury Basic Value Equity
-------------------------------------------------------
           Unit Value 0.00% to 0.60%*
    2005   Lowest contract charge 0.00% Class A (l)
           Highest contract charge 0.60% Class A (r)
           All contract charges

                                     Years Ended December 31,
           -----------------------------------------------------------------------------
               Unit             Units          Net Assets     Investment        Total
            Fair Value   Outstanding (000's)     (000's)    Income Ratio**    Return***
           ------------ --------------------- ------------ ---------------- ------------
    2005     $ 100.89             --                  --            --           0.89%
             $ 100.89             --                  --            --           0.89%
                   --             --            $      7            --             --
EQ/Lord Abbett Growth and Income
-----------------------------------------------------------------------------------------
    2005     $ 106.94             --                  --            --           6.94%
             $ 106.94             --                  --            --           6.94%
                   --             --            $      8            --             --
EQ/Lord Abbett Large Cap Core
-----------------------------------------------------------------------------------------
    2005     $ 106.57             --                  --            --           6.57%
             $ 106.57             --                  --            --           6.57%
                   --             --            $      1            --             --
EQ/Lord Abbett Mid Cap Value
-----------------------------------------------------------------------------------------
    2005     $ 112.49             --                  --            --          12.49%
             $ 112.49             --                  --            --          12.49%
                   --             --            $     21            --             --
EQ/Marsico Focus
-----------------------------------------------------------------------------------------
    2005     $ 156.54             --                  --            --          10.98%
             $ 154.45             --                  --            --          10.31%
                   --            112            $ 17,408          2.73%            --
    2004     $ 141.05                                                           10.79%
             $ 140.01                                                           10.12%
                   --             67            $  9,512            --             --
    2003     $ 127.32             --                  --            --          31.43%
             $ 127.14             --                  --            --          31.25%
                   --             28            $  3,544            --             --
    2002     $  96.87             --                  --            --         ( 6.15)%
             $  96.87             --                  --            --             --
                   --             --                  --          0.04%            --
EQ/Marsico Focus
-----------------------------------------------------------------------------------------
    2005     $ 150.75             --                  --            --          10.70%
             $ 145.08             --                  --            --           9.71%
                   --            684            $100,695          2.73%            --
    2004     $ 136.17             --                  --            --          10.51%
             $ 132.24             --                  --            --           9.52%
                   --            594            $ 79,394            --             --
    2003     $ 123.22             --                  --            --          31.13%
             $ 120.75             --                  --            --          29.95%
                   --            540            $ 65,568            --             --
    2002     $  93.97             --                  --            --         (11.56)%
             $  92.92             --                  --            --         (12.35)%
                   --            230            $ 21,469          0.04%            --
    2001     $ 106.25             --                  --            --           6.25%
             $ 106.01             --                  --            --           6.01%
                   --              7            $    743            --             --
EQ/Mercury Basic Value Equity
-----------------------------------------------------------------------------------------
    2005     $ 170.69             --                  --            --           3.21%
             $ 168.41             --                  --            --           2.59%
                   --            125            $ 11,074          5.55%            --

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2005

7. Accumulation Unit Values (Continued)

      EQ/Mercury Basic Value Equity (Continued)
------------------------------------------------------
    2004   Lowest contract charge 0.00% Class A (l)
           Highest contract charge 0.60% Class A (r)
           All contract charges
    2003   Lowest contract charge 0.00% Class A (l)
           Highest contract charge 0.60% Class A (r)
           All contract charges
    2002   Lowest contract charge 0.00% Class A (l)
           Highest contract charge 0.00% Class A (l)
           All contract charges
EQ/Mercury Basic Value Equity
-------------------------------------------------------
           Unit Value 0.00% to 0.90%*
    2005   Lowest contract charge 0.00% Class B
           Highest contract charge 0.90% Class B
           All contract charges
    2004   Lowest contract charge 0.00% Class B
           Highest contract charge 0.90% Class B
           All contract charges
    2003   Lowest contract charge 0.00% Class B
           Highest contract charge 0.90% Class B
           All contract charges
    2002   Lowest contract charge 0.00% Class B
           Highest contract charge 0.90% Class B
           All contract charges
    2001   Lowest contract charge 0.00% Class B
           Highest contract charge 0.90% Class B
           All contract charges
EQ/Mercury International Value (h)
-------------------------------------------------------
           Unit Value 0.00% to 0.60%*
    2005   Lowest contract charge 0.00% Class A (l)
           Highest contract charge 0.60% Class A (p)
           All contract charges
    2004   Lowest contract charge 0.00% Class A (l)
           Highest contract charge 0.60% Class A (p)
           All contract charges
    2003   Lowest contract charge 0.00% Class A (l)
           Highest contract charge 0.60% Class A (p)
           All contract charges
    2002   Lowest contract charge 0.00% Class A (l)
           Highest contract charge 0.60% Class A (p)
           All contract charges
EQ/Mercury International Value (h)
-------------------------------------------------------
           Unit Value 0.00% to 0.90%*
    2005   Lowest contract charge 0.00% Class B
           Highest contract charge 0.90% Class B
           All contract charges
    2004   Lowest contract charge 0.00% Class B
           Highest contract charge 0.90% Class B
           All contract charges
    2003   Lowest contract charge 0.00% Class B
           Highest contract charge 0.90% Class B
           All contract charges
    2002   Lowest contract charge 0.00% Class B
           Highest contract charge 0.90% Class B
           All contract charges

                                     Years Ended December 31,
           -----------------------------------------------------------------------------
               Unit             Units          Net Assets     Investment        Total
            Fair Value   Outstanding (000's)     (000's)    Income Ratio**    Return***
           ------------ --------------------- ------------ ---------------- ------------
    2004     $ 165.39             --                  --            --          10.85%
             $ 164.16             --                  --            --          10.18%
                   --             39            $  6,328          5.21%            --
    2003     $ 149.21             --                  --            --          31.54%
             $ 148.99             --                  --            --          31.35%
                   --             14            $  2,125          0.45%            --
    2002     $ 113.43             --                  --            --         ( 1.08)%
             $ 113.43             --                  --            --             --
                   --             --                  --          1.20%            --
EQ/Mercury Basic Value Equity
-----------------------------------------------------------------------------------------
    2005     $ 228.07             --                  --            --           2.95%
             $ 210.89             --                  --            --           2.03%
                   --            827            $176,643          5.55%            --
    2004     $ 221.53             --                  --            --          10.57%
             $ 206.70             --                  --            --           9.57%
                   --            884            $184,573          5.21%            --
    2003     $ 200.36             --                  --            --          31.19%
             $ 188.64             --                  --            --          30.02%
                   --            845            $160,643          0.45%            --
    2002     $ 152.72             --                  --            --         (16.66)%
             $ 145.09             --                  --            --         (17.41)%
                   --            775            $113,095          1.20%            --
    2001     $ 183.25             --                  --            --           5.53%
             $ 175.68             --                  --            --           4.58%
                   --            552            $ 97,486          3.87%            --
EQ/Mercury International Value (h)
-----------------------------------------------------------------------------------------
    2005     $ 183.79             --                  --            --          11.12%
             $ 139.41             --                  --            --          10.45%
                   --             69            $ 12,366          1.80%            --
    2004     $ 165.41             --                  --            --          21.95%
             $ 126.22             --                  --            --          21.22%
                   --             34            $  5,468          1.67%            --
    2003     $ 135.63             --                  --            --          28.37%
             $ 104.12             --                  --            --          27.60%
                   --             15            $  2,057          2.00%            --
    2002     $ 105.66             --                  --            --         ( 1.56)%
             $  81.60             --                  --            --         (17.98)%
                   --             --                  --          1.34%            --
EQ/Mercury International Value (h)
-----------------------------------------------------------------------------------------
    2005     $ 136.43             --                  --            --          10.84%
             $ 141.37             --                  --            --           9.84%
                   --            957            $136,185          1.80%            --
    2004     $ 123.09             --                  --            --          21.64%
             $ 128.70             --                  --            --          20.55%
                   --            846            $109,326          1.67%            --
    2003     $ 101.19             --                  --            --          28.04%
             $ 106.76             --                  --            --          26.89%
                   --            780            $ 83,414          2.00%            --
    2002     $  79.03             --                  --            --         (17.87)%
             $  84.14             --                  --            --         (17.39)%
                   --            714            $ 59,941          1.34%            --

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2005

7. Accumulation Unit Values (Continued)

    EQ/Mercury International Value (h) (Continued)
------------------------------------------------------
    2001   Lowest contract charge 0.00% Class B
           Highest contract charge 0.90% Class B
           All contract charges
EQ/MFS Emerging Growth Companies
-------------------------------------------------------
           Unit Value 0.00% to 0.60%*
    2005   Lowest contract charge 0.00% Class A (l)
           Highest contract charge 0.60% Class A (p)
           All contract charges
    2004   Lowest contract charge 0.00% Class A (l)
           Highest contract charge 0.60% Class A (p)
           All contract charges
    2003   Lowest contract charge 0.00% Class A (l)
           Highest contract charge 0.60% Class A (p)
           All contract charges
    2002   Lowest contract charge 0.00% Class A (l)
           Highest contract charge 0.60% Class A (p)
           All contract charges
EQ/MFS Emerging Growth Companies
-------------------------------------------------------
           Unit Value 0.00% to 0.90%*
    2005   Lowest contract charge 0.00% Class B
           Highest contract charge 0.90% Class B
           All contract charges
    2004   Lowest contract charge 0.00% Class B
           Highest contract charge 0.90% Class B
           All contract charges
    2003   Lowest contract charge 0.00% Class B
           Highest contract charge 0.90% Class B
           All contract charges
    2002   Lowest contract charge 0.00% Class B
           Highest contract charge 0.90% Class B
           All contract charges
    2001   Lowest contract charge 0.00% Class B
           Highest contract charge 0.90% Class B
           All contract charges
EQ/MFS Investors Trust
-------------------------------------------------------
           Unit Value 0.00% to 0.60%*
    2005   Lowest contract charge 0.00% Class A (l)
           Highest contract charge 0.60% Class A (p)
           All contract charges
    2004   Lowest contract charge 0.00% Class A (l)
           Highest contract charge 0.60% Class A (p)
           All contract charges
    2003   Lowest contract charge 0.00% Class A (l)
           Highest contract charge 0.60% Class A (p)
           All contract charges
    2002   Lowest contract charge 0.00% Class A (l)
           Highest contract charge 0.60% Class A (p)
           All contract charges
EQ/MFS Investors Trust
-------------------------------------------------------
           Unit Value 0.00% to 0.90%*
    2005   Lowest contract charge 0.00% Class B
           Highest contract charge 0.90% Class B
           All contract charges

                                      Years Ended December 31,
           -------------------------------------------------------------------------------
               Unit             Units          Net Assets     Investment         Total
            Fair Value   Outstanding (000's)     (000's)    Income Ratio**     Return***
           ------------ --------------------- ------------ ---------------- --------------
    2001     $ 100.79              --                 --            --           (22.00)%
             $ 101.85              --                 --            --           (22.23)%
                   --               6           $    605          0.96%              --
EQ/MFS Emerging Growth Companies
-------------------------------------------------------------------------------------------
    2005     $ 164.74              --                 --            --             9.36%
             $ 108.73              --                 --            --             8.71%
                   --              21           $  3,303            --               --
    2004     $ 150.63              --                 --            --            12.90%
             $ 100.02              --                 --            --            12.23%
                   --              13           $  1,988            --               --
    2003     $ 133.42              --                 --            --            29.63%
             $  89.12              --                 --            --            28.86%
                   --               6           $    785            --               --
    2002     $ 102.92              --                 --            --           ( 4.69)%
             $  69.16              --                 --            --           (27.95)%
                   --              --                 --            --               --
EQ/MFS Emerging Growth Companies
-------------------------------------------------------------------------------------------
    2005     $ 159.66              --                 --            --             9.03%
             $ 147.63              --                 --            --             8.05%
                   --           1,128           $167,214            --               --
    2004     $ 146.44              --                 --            --            12.62%
             $ 136.63              --                 --            --            11.61%
                   --           1,240           $169,470            --               --
    2003     $ 130.03              --                 --            --            29.30%
             $ 122.42              --                 --            --            28.15%
                   --           1,358           $165,227            --               --
    2002     $ 100.56              --                 --            --           (34.32)%
             $  95.53              --                 --            --           (34.92)%
                   --           1,308           $127,324            --               --
    2001     $ 153.10              --                 --            --           (34.05)%
             $ 146.78              --                 --            --           (34.65)%
                   --           1,480           $216,125          0.02%              --
EQ/MFS Investors Trust
-------------------------------------------------------------------------------------------
    2005     $ 151.87              --                 --            --             7.46%
             $ 113.10              --                 --            --             6.82%
                   --               1           $     75          0.53%              --
    2004     $ 141.33              --                 --            --            11.68%
             $ 105.89              --                 --            --            11.01%
                   --              --           $      8          0.57%              --
    2003     $ 126.55              --                 --            --            22.33%
             $  95.39              --                 --            --            21.59%
                   --              --                 --          0.54%              --
    2002     $ 103.45              --                 --            --           ( 4.00)%
             $  78.45              --                 --            --           ( 4.00)%
                   --              --                 --          0.73%              --
EQ/MFS Investors Trust
-------------------------------------------------------------------------------------------
    2005     $  99.41              --                 --            --             7.19%
             $  93.68              --                 --            --             6.23%
                   --             120           $ 11,578          0.53%              --

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2005

7. Accumulation Unit Values (Continued)

          EQ/MFS Investors Trust (Continued)
------------------------------------------------------
    2004   Lowest contract charge 0.00% Class B
           Highest contract charge 0.90% Class B
           All contract charges
    2003   Lowest contract charge 0.00% Class B
           Highest contract charge 0.90% Class B
           All contract charges
    2002   Lowest contract charge 0.00% Class B
           Highest contract charge 0.90% Class B
           All contract charges
    2001   Lowest contract charge 0.00% Class B
           Highest contract charge 0.90% Class B
           All contract charges
EQ/Money Market
-------------------------------------------------------
           Unit Value 0.00% to 0.90%*
    2005   Lowest contract charge 0.00% Class A (v)
           Highest contract charge 0.90% Class A
           All contract charges
    2004   Lowest contract charge 0.00% Class A (v)
           Highest contract charge 0.90% Class A
           All contract charges
    2003   Lowest contract charge 0.00% Class A
           Highest contract charge 0.90% Class A
           All contract charges
    2002   Lowest contract charge 0.00% Class A
           Highest contract charge 0.90% Class A
           All contract charges
    2001   Lowest contract charge 0.00% Class A
           Highest contract charge 0.90% Class A
           All contract charges
EQ/Money Market
-------------------------------------------------------
           Unit Value 0.00% to 0.90%*
    2005   Lowest contract charge 0.00% Class B (v)
           Highest contract charge 0.90% Class B
           All contract charges
    2004   Lowest contract charge 0.00% Class B (v)
           Highest contract charge 0.90% Class B
           All contract charges
    2003   Lowest contract charge 0.60% Class B
           Highest contract charge 0.90% Class B
           All contract charges
    2002   Lowest contract charge 0.60% Class B
           Highest contract charge 0.90% Class B
           All contract charges
    2001   Lowest contract charge 0.60% Class B
           Highest contract charge 0.90% Class B
           All contract charges
EQ/Montag & Caldwell
-------------------------------------------------------
           Unit Value 0.00%*
    2005   Lowest contract charge 0.00% Class B (u)
           Highest contract charge 0.00% Class B (u)
           All contract charges
    2004   Lowest contract charge 0.00% Class B (u)
           Highest contract charge 0.00% Class B (u)
           All contract charges

                                      Years Ended December 31,
           ------------------------------------------------------------------------------
               Unit             Units          Net Assets     Investment        Total
            Fair Value   Outstanding (000's)     (000's)    Income Ratio**    Return***
           ------------ --------------------- ------------ ---------------- -------------
    2004    $  92.74               --                 --            --         11.40%
            $  88.18               --                 --            --         10.40%
                  --              121           $ 10,876          0.57%           --
    2003    $  83.25               --                 --            --         22.03%
            $  79.88               --                 --            --         20.93%
                  --              126           $ 10,256          0.54%           --
    2002    $  68.22               --                 --            --       (21.01)%
            $  66.05               --                 --            --       (21.71)%
                  --               94           $  6,281          0.73%          --
    2001    $  86.36               --                 --            --       (15.98)%
            $  84.37               --                 --            --       (16.74)%
                  --               48           $  4,088          0.54%          --
EQ/Money Market
------------------------------------------------------------------------------------------
    2005    $ 152.31               --                 --            --         2.88%
            $ 146.23               --                 --            --         1.96%
                  --            1,265           $242,248          2.82%          --
    2004    $ 148.04               --                 --            --         1.03%
            $ 143.42               --                 --            --         0.12%
                  --            1,338           $249,556          0.94%          --
    2003    $ 146.53               --                 --            --      0.82 %
            $ 143.25               --                 --            --       ( 0.08)%
                  --            1,619           $304,460          0.88%          --
    2002    $ 145.34               --                 --            --         1.49%
            $ 143.37               --                 --            --         0.58%
                  --            1,949           $364,995          1.36%          --
    2001    $ 143.20               --                 --            --         3.85%
            $ 142.55               --                 --            --         2.92%
                  --            1,988           $379,992          3.41%          --
EQ/Money Market
------------------------------------------------------------------------------------------
    2005    $ 152.31               --                 --            --         2.88%
            $ 115.65               --                 --            --         1.70%
                  --              484           $ 56,793          2.82%          --
    2004    $ 148.04               --                 --            --         1.03%
            $ 113.71               --                 --            --       ( 0.13)%
                  --              595           $ 69,122          0.94%          --
    2003    $ 146.53               --                 --            --         0.82%
            $ 113.86               --                 --            --       ( 0.34)%
                  --              706           $ 81,841          0.88%          --
    2002    $ 115.79               --                 --            --         0.63%
            $ 114.25               --                 --            --         0.32%
                  --              919           $106,411          1.36%          --
    2001    $ 115.07               --                 --            --         2.94%
            $ 113.88               --                 --            --         2.63%
                  --              778           $ 89,524          3.41%          --
EQ/Montag & Caldwell
------------------------------------------------------------------------------------------
    2005    $ 110.64               --                 --            --         5.40%
            $ 110.64               --                 --            --         5.40%
                  --                2           $    179          0.46%          --
    2004    $ 104.97               --                 --            --         8.03%
            $ 104.97               --                 --            --         8.03%
                  --               --           $      3          0.29%          --

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2005

7. Accumulation Unit Values (Continued)

                 EQ/PIMCO Real Return
------------------------------------------------------
           Unit Value 0.00% to 0.00%*
    2005   Lowest contract charge 0.00% Class B (w)
           Highest contract charge 0.00% Class B (w)
           All contract charges
EQ/Short Duration Bond
-------------------------------------------------------
           Unit Value 0.00% to 0.00%*
    2005   Lowest contract charge 0.00% Class B (w)
           Highest contract charge 0.00% Class B (w)
           All contract charges
EQ/Small Company Index
-------------------------------------------------------
           Unit Value 0.00% to 0.60%*
    2005   Lowest contract charge 0.00% Class A (r)
           Highest contract charge 0.60% Class A (p)
           All contract charges
    2004   Lowest contract charge 0.00% Class A (r)
           Highest contract charge 0.60% Class A (p)
           All contract charges
    2003   Lowest contract charge 0.00% Class A (r)
           Highest contract charge 0.60% Class A (p)
           All contract charges
    2002   Lowest contract charge 0.60% Class A (l)
           Highest contract charge 0.60% Class A (p)
           All contract charges
EQ/Small Company Index
-------------------------------------------------------
           Unit Value 0.00% to 0.90%*
    2005   Lowest contract charge 0.00% Class B (v)
           Highest contract charge 0.90% Class B
           All contract charges
    2004   Lowest contract charge 0.00% Class B (v)
           Highest contract charge 0.90% Class B
           All contract charges
    2003   Lowest contract charge 0.60% Class B
           Highest contract charge 0.90% Class B
           All contract charges
    2002   Lowest contract charge 0.60% Class B
           Highest contract charge 0.90% Class B
           All contract charges
    2001   Lowest contract charge 0.60% Class B
           Highest contract charge 0.90% Class B
           All contract charges
EQ/TCW Equity
-------------------------------------------------------
           Unit Value 0.00%*
    2005   Lowest contract charge 0.00% Class B (u)
           Highest contract charge 0.00% Class B (u)
           All contract charges
    2004   Lowest contract charge 0.00% Class B (u)
           Highest contract charge 0.00% Class B (u)
           All contract charges
EQ/UBS Growth and Income
-------------------------------------------------------
           Unit Value 0.00%*
    2005   Lowest contract charge 0.00% Class B (u)
           Highest contract charge 0.00% Class B (u)
           All contract charges

                                     Years Ended December 31,
           -----------------------------------------------------------------------------
               Unit             Units          Net Assets     Investment        Total
            Fair Value   Outstanding (000's)     (000's)    Income Ratio**    Return***
           ------------ --------------------- ------------ ---------------- ------------
    2005     $ 100.24             --                  --            --           0.24%
             $ 100.24             --                  --            --           0.24%
                   --             --             $    19          4.31%            --
EQ/Short Duration Bond
-----------------------------------------------------------------------------------------
    2005     $ 100.69             --                  --            --           0.69%
             $ 100.69             --                  --            --           0.69%
                   --             --             $     3            --             --
EQ/Small Company Index
-----------------------------------------------------------------------------------------
    2005     $ 200.89             --                  --            --           4.52%
             $ 174.84             --                  --            --           3.89%
                   --            142             $24,510          6.45%            --
    2004     $ 192.20             --                  --            --          17.98%
             $ 168.29             --                  --            --          17.28%
                   --            114             $19,205          5.08%            --
    2003     $ 162.91             --                  --            --          46.22%
             $ 143.50             --                  --            --          36.87%
                   --             51             $ 7,341          0.36%            --
    2002     $ 111.41             --                  --            --         ( 0.43)%
             $  76.53             --                  --            --         (25.07)%
                   --             --                  --          0.68%            --
EQ/Small Company Index
-----------------------------------------------------------------------------------------
    2005     $ 148.03             --                  --            --           4.25%
             $ 152.98             --                  --            --           3.32%
                   --             54             $ 7,521          6.45%            --
    2004     $ 141.99             --                  --            --          17.67%
             $ 148.06             --                  --            --          16.61%
                   --             42             $ 6,602          5.08%            --
    2003     $ 129.07             --                  --            --          44.99%
             $ 126.96             --                  --            --          44.55%
                   --             24             $ 3,263          0.36%            --
    2002     $  89.02             --                  --            --         (21.39)%
             $  87.83             --                  --            --         (21.63)%
                   --              6             $   533          0.68%            --
    2001     $ 113.24             --                  --            --           1.44%
             $ 112.07             --                  --            --           1.13%
                   --              5             $   566          1.15%            --
EQ/TCW Equity
-----------------------------------------------------------------------------------------
    2005     $ 116.00             --                  --            --           3.99%
             $ 116.00             --                  --            --           3.99%
                   --              3             $   335            --             --
    2004     $ 111.55             --                  --            --          12.42%
             $ 111.55             --                  --            --          12.42%
                   --             --             $     9            --             --
EQ/UBS Growth and Income
-----------------------------------------------------------------------------------------
    2005     $ 119.43             --                  --            --           9.00%
             $ 119.43             --                  --            --           9.00%
                   --              5             $   545          1.23%            --

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2005

7. Accumulation Unit Values (Continued)

         EQ/UBS Growth and Income (Continued)
------------------------------------------------------
    2004   Lowest contract charge 0.00% Class B (u)
           Highest contract charge 0.00% Class B (u)
           All contract charges
EQ/Van Kampen Comstock
-------------------------------------------------------
           Unit Value 0.00% to 0.00%*
    2005   Lowest contract charge 0.00% Class B (w)
           Highest contract charge 0.00% Class B (w)
           All contract charges
EQ/Van Kampen Emerging Markets Equity
-------------------------------------------------------
           Unit Value 0.00%*
    2005   Lowest contract charge 0.00% Class A (l)
           Highest contract charge 0.00% Class A (l)
           All contract charges
    2004   Lowest contract charge 0.00% Class A (l)
           Highest contract charge 0.00% Class A (l)
           All contract charges
    2003   Lowest contract charge 0.00% Class A (l)
           Highest contract charge 0.00% Class A (l)
           All contract charges
    2002   Lowest contract charge 0.00% Class A (l)
           Highest contract charge 0.00% Class A (l)
           All contract charges
EQ/Van Kampen Emerging Markets Equity
-------------------------------------------------------
           Unit Value 0.00% to 0.90%*
    2005   Lowest contract charge 0.00% Class B
           Highest contract charge 0.90% Class B
           All contract charges
    2004   Lowest contract charge 0.00% Class B
           Highest contract charge 0.90% Class B
           All contract charges
    2003   Lowest contract charge 0.00% Class B
           Highest contract charge 0.90% Class B
           All contract charges
    2002   Lowest contract charge 0.00% Class B
           Highest contract charge 0.90% Class B
           All contract charges
    2001   Lowest contract charge 0.00% Class B
           Highest contract charge 0.90% Class B
           All contract charges
EQ/Van Kampen Mid Cap Growth
-------------------------------------------------------
           Unit Value 0.00% to 0.00%*
    2005   Lowest contract charge 0.00% Class B (w)
           Highest contract charge 0.00% Class B (w)
           All contract charges
EQ/Wells Fargo Montgomery Small Cap
-------------------------------------------------------
           Unit Value 0.00% to 0.00%*
    2005   Lowest contract charge 0.00% Class B (w)
           Highest contract charge 0.00% Class B (w)
           All contract charges
Fidelity VIP Asset Manager: Growth
-------------------------------------------------------
           Unit Value 0.00%*
    2005   Lowest contract charge 0.00% Class B (r)
           Highest contract charge 0.00% Class B (r)
           All contract charges

                                     Years Ended December 31,
           -----------------------------------------------------------------------------
               Unit             Units          Net Assets     Investment        Total
            Fair Value   Outstanding (000's)     (000's)    Income Ratio**    Return***
           ------------ --------------------- ------------ ---------------- ------------
    2004     $ 109.56              --                 --            --          11.78%
             $ 109.56              --                 --            --          11.78%
                   --              --           $      6          1.75%            --
EQ/Van Kampen Comstock
-----------------------------------------------------------------------------------------
    2005     $ 105.23              --                 --            --           5.23%
             $ 105.23              --                 --            --           5.23%
                   --              --           $ 17,122          3.79%            --
EQ/Van Kampen Emerging Markets Equity
-----------------------------------------------------------------------------------------
    2005     $ 287.26              --                 --            --          33.11%
             $ 287.26              --                 --            --          33.11%
                   --              46           $ 12,583          4.76%            --
    2004     $ 215.81              --                 --            --          23.93%
             $ 215.81              --                 --            --          23.93%
                   --              21           $  4,490          0.71%            --
    2003     $ 174.14              --                 --            --          56.30%
             $ 174.14              --                 --            --          56.30%
                   --               5           $    912          0.60%            --
    2002     $ 111.41              --                 --            --           0.40%
             $ 111.41              --                 --            --           0.40%
                   --              --                 --            --             --
EQ/Van Kampen Emerging Markets Equity
-----------------------------------------------------------------------------------------
    2005     $ 156.20              --                 --            --          32.78%
             $ 144.82              --                 --            --          31.59%
                   --           1,141           $172,874          4.76%            --
    2004     $ 117.64              --                 --            --          23.68%
             $ 110.06              --                 --            --          22.57%
                   --             879           $100,718          0.71%            --
    2003     $  95.11              --                 --            --          55.92%
             $  89.79              --                 --            --          54.52%
                   --             756           $ 70,156          0.60%            --
    2002     $  61.00              --                 --            --          (5.91)%
             $  58.11              --                 --            --          (6.76)%
                   --             684           $ 40,948            --             --
    2001     $  64.83              --                 --            --          (5.15)%
             $  62.32              --                 --            --          (6.01)%
                   --             574           $ 36,716            --             --
EQ/Van Kampen Mid Cap Growth
-----------------------------------------------------------------------------------------
    2005     $ 124.85              --                 --            --          24.85%
             $ 124.85              --                 --            --          24.85%
                   --              --           $      7            --             --
EQ/Wells Fargo Montgomery Small Cap
-----------------------------------------------------------------------------------------
    2005     $ 120.11              --                 --            --          20.11%
             $ 120.11              --                 --            --          20.11%
                   --              --                 --         24.84%            --
Fidelity VIP Asset Manager: Growth
-----------------------------------------------------------------------------------------
    2005     $ 130.10              --                 --            --           3.56%
             $ 130.10              --                 --            --           3.56%
                   --              18           $  2,324          1.82%            --

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2005

7. Accumulation Unit Values (Continued)

    Fidelity VIP Asset Manager: Growth (Continued)
------------------------------------------------------
    2004   Lowest contract charge 0.00% Class B (r)
           Highest contract charge 0.00% Class B (r)
           All contract charges
    2003   Lowest contract charge 0.00% Class B (r)
           Highest contract charge 0.00% Class B (r)
           All contract charges
Fidelity VIP Contrafund
-------------------------------------------------------
           Unit Value 0.00%*
    2005   Lowest contract charge 0.00% Class B (r)
           Highest contract charge 0.00% Class B (r)
           All contract charges
    2004   Lowest contract charge 0.00% Class B (r)
           Highest contract charge 0.00% Class B (r)
           All contract charges
    2003   Lowest contract charge 0.00% Class B (r)
           Highest contract charge 0.00% Class B (r)
           All contract charges
Fidelity VIP Equity-Income
-------------------------------------------------------
           Unit Value 0.00%*
    2005   Lowest contract charge 0.00% Class B (r)
           Highest contract charge 0.00% Class B (r)
           All contract charges
    2004   Lowest contract charge 0.00% Class B (r)
           Highest contract charge 0.00% Class B (r)
           All contract charges
    2003   Lowest contract charge 0.00% Class B (r)
           Highest contract charge 0.00% Class B (r)
           All contract charges
Fidelity VIP Growth & Income
-------------------------------------------------------
           Unit Value 0.00% to 0.00%*
    2005   Lowest contract charge 0.00% Class B (r)
           Highest contract charge 0.00% Class B (r)
           All contract charges
    2004   Lowest contract charge 0.00% Class B (r)
           Highest contract charge 0.00% Class B (r)
           All contract charges
    2003   Lowest contract charge 0.00% Class B (r)
           Highest contract charge 0.00% Class B (r)
           All contract charges
Fidelity VIP High Income
-------------------------------------------------------
           Unit Value 0.00% to 0.00%*
    2005   Lowest contract charge 0.00% Class B (r)
           Highest contract charge 0.00% Class B (r)
           All contract charges
    2004   Lowest contract charge 0.00% Class B (r)
           Highest contract charge 0.00% Class B (r)
           All contract charges
    2003   Lowest contract charge 0.00% Class B (r)
           Highest contract charge 0.00% Class B (r)
           All contract charges
Fidelity VIP Investment Grade Bond
-------------------------------------------------------
           Unit Value 0.00% to 0.00%*
    2005   Lowest contract charge 0.00% Class B (r)
           Highest contract charge 0.00% Class B (r)
           All contract charges

                                    Years Ended December 31,
           ---------------------------------------------------------------------------
               Unit             Units          Net Assets     Investment       Total
            Fair Value   Outstanding (000's)     (000's)    Income Ratio**   Return***
           ------------ --------------------- ------------ ---------------- ----------
    2004     $ 125.62             --                  --            --          5.63%
             $ 125.62             --                  --            --          5.63%
                   --             11             $ 1,376          1.89%           --
    2003     $ 118.93             --                  --            --         18.93%
             $ 118.93             --                  --            --         18.93%
                   --             10             $ 1,163            --            --
Fidelity VIP Contrafund
---------------------------------------------------------------------------------------
    2005     $ 170.65             --                  --            --         16.65%
             $ 170.65             --                  --            --         16.65%
                   --            173             $29,536          0.08%           --
    2004     $ 146.29             --                  --            --         15.16%
             $ 146.29             --                  --            --         15.16%
                   --             59             $ 8,579          0.12%           --
    2003     $ 127.04             --                  --            --         27.04%
             $ 127.04             --                  --            --         27.04%
                   --             23             $ 2,906            --            --
Fidelity VIP Equity-Income
---------------------------------------------------------------------------------------
    2005     $ 152.67             --                  --            --          5.57%
             $ 152.67             --                  --            --          5.57%
                   --             39             $ 5,955          5.31%           --
    2004     $ 144.62             --                  --            --         11.23%
             $ 144.62             --                  --            --         11.23%
                   --             34             $ 4,942          1.39%           --
    2003     $ 130.01             --                  --            --         30.01%
             $ 130.01             --                  --            --         30.01%
                   --             20             $ 2,550            --            --
Fidelity VIP Growth & Income
---------------------------------------------------------------------------------------
    2005     $ 133.17             --                  --            --          7.40%
             $ 133.17             --                  --            --          7.40%
                   --             21             $ 2,761          1.21%           --
    2004     $ 123.99             --                  --            --          5.52%
             $ 123.99             --                  --            --          5.52%
                   --             17             $ 2,064          0.67%           --
    2003     $ 117.50             --                  --            --         17.50%
             $ 117.50             --                  --            --         17.50%
                   --             14             $ 1,689            --            --
Fidelity VIP High Income
---------------------------------------------------------------------------------------
    2005     $ 127.93             --                  --            --          2.31%
             $ 127.93             --                  --            --          2.31%
                   --             25             $ 3,225         14.56%           --
    2004     $ 125.04             --                  --            --          9.38%
             $ 125.04             --                  --            --          9.38%
                   --             24             $ 2,950          7.19%           --
    2003     $ 114.31             --                  --            --         14.31%
             $ 114.31             --                  --            --         14.31%
                   --             22             $ 2,470            --            --
Fidelity VIP Investment Grade Bond
---------------------------------------------------------------------------------------
    2005     $ 108.74             --                  --            --          1.89%
             $ 108.74             --                  --            --          1.89%
                   --             56             $ 6,087          4.79%           --

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2005

7. Accumulation Unit Values (Continued)

    Fidelity VIP Investment Grade Bond (Continued)
------------------------------------------------------
    2004   Lowest contract charge 0.00% Class B (r)
           Highest contract charge 0.00% Class B (r)
           All contract charges
    2003   Lowest contract charge 0.00% Class B (r)
           Highest contract charge 0.00% Class B (r)
           All contract charges
Fidelity VIP Mid Cap
-------------------------------------------------------
           Unit Value 0.00% to 0.00%*
    2005   Lowest contract charge 0.00% Class B (r)
           Highest contract charge 0.00% Class B (r)
           All contract charges
    2004   Lowest contract charge 0.00% Class B (r)
           Highest contract charge 0.00% Class B (r)
           All contract charges
    2003   Lowest contract charge 0.00% Class B (r)
           Highest contract charge 0.00% Class B (r)
           All contract charges
Fidelity VIP Value
-------------------------------------------------------
           Unit Value 0.00% to 0.00%*
    2005   Lowest contract charge 0.00% Class B (r)
           Highest contract charge 0.00% Class B (r)
           All contract charges
    2004   Lowest contract charge 0.00% Class B (r)
           Highest contract charge 0.00% Class B (r)
           All contract charges
    2003   Lowest contract charge 0.00% Class B (r)
           Highest contract charge 0.00% Class B (r)
           All contract charges
Fidelity VIP Value Strategies
-------------------------------------------------------
           Unit Value 0.00% to 0.00%*
    2005   Lowest contract charge 0.00% Class B (r)
           Highest contract charge 0.00% Class B (r)
           All contract charges
    2004   Lowest contract charge 0.00% Class B (r)
           Highest contract charge 0.00% Class B (r)
           All contract charges
    2003   Lowest contract charge 0.00% Class B (r)
           Highest contract charge 0.00% Class B (r)
           All contract charges
Landus Rosenberg VIT Value Long/Short Equity Fund
-------------------------------------------------------
           Unit Value 0.00% to 0.90%*
    2005   Lowest contract charge 0.00% Class B (r)
           Highest contract charge 0.90% Class B (r)
           All contract charges
    2004   Lowest contract charge 0.00% Class B (r)
           Highest contract charge 0.90% Class B (r)
           All contract charges
    2003   Lowest contract charge 0.00% Class B (r)
           Highest contract charge 0.90% Class B (r)
           All contract charges
MFS Mid Cap Growth
-------------------------------------------------------
           Unit Value 0.60% to 0.60%*
    2005   Lowest contract charge 0.60% Class A (k)
           Highest contract charge 0.60% Class A (k)
           All contract charges

                                     Years Ended December 31,
           -----------------------------------------------------------------------------
               Unit             Units          Net Assets     Investment        Total
            Fair Value   Outstanding (000's)     (000's)    Income Ratio**    Return***
           ------------ --------------------- ------------ ---------------- ------------
    2004     $ 106.72             --                  --            --           4.19%
             $ 106.72             --                  --            --           4.19%
                   --             60             $ 6,408          4.97%            --
    2003     $ 102.43             --                  --            --           2.43%
             $ 102.43             --                  --            --           2.43%
                   --             36             $ 3,681            --             --
Fidelity VIP Mid Cap
-----------------------------------------------------------------------------------------
    2005     $ 211.79             --                  --            --          18.02%
             $ 211.79             --                  --            --          18.02%
                   --            125             $26,506          1.07%            --
    2004     $ 179.46             --                  --            --          24.66%
             $ 179.46             --                  --            --          24.66%
                   --             61             $11,035            --             --
    2003     $ 143.96             --                  --            --          17.50%
             $ 143.96             --                  --            --          17.50%
                   --             12             $ 1,693            --             --
Fidelity VIP Value
-----------------------------------------------------------------------------------------
    2005     $ 150.16             --                  --            --           5.84%
             $ 150.16             --                  --            --           5.84%
                   --             20             $ 3,017          0.42%            --
    2004     $ 141.88             --                  --            --          10.93%
             $ 141.88             --                  --            --          10.93%
                   --             10             $ 1,468          1.17%            --
    2003     $ 127.90             --                  --            --          27.90%
             $ 127.90             --                  --            --          27.90%
                   --              7             $   858          0.30%            --
Fidelity VIP Value Strategies
-----------------------------------------------------------------------------------------
    2005     $ 179.87             --                  --            --           2.43%
             $ 179.87             --                  --            --           2.43%
                   --             18             $ 3,269          2.71%            --
    2004     $ 175.60             --                  --            --          13.84%
             $ 175.60             --                  --            --          13.84%
                   --             16             $ 2,847          0.22%            --
    2003     $ 154.26             --                  --            --          54.26%
             $ 154.26             --                  --            --          54.26%
                   --             17             $ 2,549          0.47%            --
Landus Rosenberg VIT Value Long/Short Equity Fund
-----------------------------------------------------------------------------------------
    2005     $ 107.40             --                  --            --           7.51%
             $ 104.83             --                  --            --           6.54%
                   --            119             $12,570            --             --
    2004     $  99.90             --                  --            --           3.63%
             $  98.39             --                  --            --           2.70%
                   --             46             $ 4,597            --             --
    2003     $  96.40             --                  --            --          (3.60)%
             $  95.80             --                  --            --          (4.20)%
                   --             14             $ 1,334            --             --
MFS Mid Cap Growth
-----------------------------------------------------------------------------------------
    2005     $ 124.48             --                  --            --           2.49%
             $ 124.48             --                  --            --           2.49%
                   --              2             $   269            --             --

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2005

7. Accumulation Unit Values (Continued)

            MFS Mid Cap Growth (Continued)
------------------------------------------------------
    2004   Lowest contract charge 0.60% Class A (k)
           Highest contract charge 0.60% Class A (k)
           All contract charges
    2003   Lowest contract charge 0.60% Class A (k)
           Highest contract charge 0.60% Class A (k)
           All contract charges
    2002   Lowest contract charge 0.60% Class A (k)
           Highest contract charge 0.60% Class A (k)
           All contract charges
OpCap Renaissance
-------------------------------------------------------
           Unit Value 0.00% to 0.90%*
    2005   Lowest contract charge 0.00% Class A (l)
           Highest contract charge 0.90% Class A (r)
           All contract charges
    2004   Lowest contract charge 0.00% Class A (l)
           Highest contract charge 0.90% Class A (r)
           All contract charges
    2003   Lowest contract charge 0.00% Class A (l)
           Highest contract charge 0.90% Class A (r)
           All contract charges
    2002   Lowest contract charge 0.00% Class A (l)
           Highest contract charge 0.90% Class A (l)
           All contract charges
PIMCO Total Return
-------------------------------------------------------
           Unit Value 0.60%
    2005   Lowest contract charge 0.60% Class A (k)
           Highest contract charge 0.60% Class A (k)
           All contract charges
    2004   Lowest contract charge 0.60% Class A (k)
           Highest contract charge 0.60% Class A (k)
           All contract charges
    2003   Lowest contract charge 0.60% Class A (k)
           Highest contract charge 0.60% Class A (k)
           All contract charges
    2002   Lowest contract charge 0.60% Class A (k)
           Highest contract charge 0.60% Class A (k)
           All contract charges
U.S. Real Estate -- Class A
-------------------------------------------------------
           Unit Value 0.00% to 0.90%*
    2005   Lowest contract charge 0.00% Class A (l)
           Highest contract charge 0.90% Class A (r)
           All contract charges
    2004   Lowest contract charge 0.00% Class A (l)
           Highest contract charge 0.90% Class A (r)
           All contract charges
    2003   Lowest contract charge 0.00% Class A (l)
           Highest contract charge 0.90% Class A (r)
           All contract charges
    2002   Lowest contract charge 0.00% Class A (l)
           Highest contract charge 0.00% Class A (l)
           All contract charges
U.S. Real Estate -- Class B
-------------------------------------------------------
           Unit Value 0.00%
    2005   Contract charge 0.00% Class B

                                     Years Ended December 31,
           -----------------------------------------------------------------------------
               Unit             Units          Net Assets     Investment        Total
            Fair Value   Outstanding (000's)     (000's)    Income Ratio**    Return***
           ------------ --------------------- ------------ ---------------- ------------
    2004     $ 121.45             --                  --            --          13.88%
             $ 121.45             --                  --            --          13.88%
                   --              1             $   167            --             --
    2003     $ 106.65             --                  --            --             --
             $ 106.65             --                  --            --             --
                   --              1             $   120            --             --
    2002     $  78.30             --                  --            --           6.10%
             $  78.30             --                  --            --           6.10%
                   --             --                  --            --             --
OpCap Renaissance
-----------------------------------------------------------------------------------------
    2005     $ 209.97             --                  --            --          (4.53)%
             $ 175.60             --                  --            --          (5.39)%
                   --            113             $21,314          5.37%            --
    2004     $ 219.93             --                  --            --          16.68%
             $ 185.59             --                  --            --          15.63%
                   --            135             $26,705          5.66%            --
    2003     $ 188.48             --                  --            --          57.42%
             $ 160.50             --                  --            --          60.50%
                   --             65             $11,141          0.80%            --
    2002     $ 119.73             --                  --            --           2.83%
             $  87.10             --                  --          1.01%          4.66%
                   --             --                  --            --             --
PIMCO Total Return
-----------------------------------------------------------------------------------------
    2005     $ 116.12             --                  --            --           1.11%
             $ 116.12             --                  --            --           1.11%
                   --              5             $   533          6.19%            --
    2004     $ 114.84             --                  --            --           4.25%
             $ 114.84             --                  --            --           4.25%
                   --              2             $   197          4.33%            --
    2003     $ 110.16             --                  --            --           2.34%
             $ 110.16             --                  --            --           2.34%
                   --              1             $   161          3.31%            --
    2002     $ 107.65             --                  --            --           6.57%
             $ 107.65             --                  --            --           6.57%
                   --             --                  --          6.80%            --
U.S. Real Estate -- Class A
-----------------------------------------------------------------------------------------
    2005     $ 230.73             --                  --            --          17.05%
             $ 202.15             --                  --            --          16.00%
                   --            358             $77,480          3.81%            --
    2004     $ 197.12             --                  --            --          36.39%
             $ 174.27             --                  --            --          35.17%
                   --            271             $50,742          3.04%            --
    2003     $ 144.52             --                  --            --          37.51%
             $ 128.93             --                  --            --          28.93%
                   --             91             $12,747            --             --
    2002     $ 105.10             --                  --            --           2.84%
             $ 105.10             --                  --            --           2.84%
                   --             12             $ 1,261          9.14%            --
U.S. Real Estate -- Class B
-----------------------------------------------------------------------------------------
    2005     $ 170.26             --             $    71          3.81%            --

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

Notes To Financial Statements (Concluded)

December 31, 2005

7. Accumulation Unit Values (Concluded)

              Vanguard VIF Equity Index
------------------------------------------------------
           Unit Value 0.60%*
    2005   Lowest contract charge 0.60% Class A (p)
           Highest contract charge 0.60% Class A (p)
           All contract charges
    2004   Lowest contract charge 0.60% Class A (p)
           Highest contract charge 0.60% Class A (p)
           All contract charges
    2003   Lowest contract charge 0.60% Class A (p)
           Highest contract charge 0.60% Class A (p)
           All contract charges
    2002   Lowest contract charge 0.60% Class A (p)
           Highest contract charge 0.60% Class A (p)
           All contract charges

                                      Years Ended December 31,
           ------------------------------------------------------------------------------
               Unit             Units          Net Assets     Investment        Total
            Fair Value   Outstanding (000's)     (000's)    Income Ratio**    Return***
           ------------ --------------------- ------------ ---------------- -------------
    2005     $ 113.32             --                 --             --            4.17%
             $ 113.32             --                 --             --            4.17%
                   --             28             $3,166           5.25%             --
    2004     $ 108.79             --                 --             --           10.14%
             $ 108.79             --                 --             --           10.14%
                   --             19             $2,113           2.97%             --
    2003     $  98.77             --                 --             --           27.70%
             $  98.77             --                 --             --              --
                   --              9             $  929           1.01%             --
    2002     $  77.35             --                 --             --          (19.51)%
             $  77.35             --                 --             --          (19.51)%
                   --              1             $   77             --              --

(a)  Units were made available for sale on October 22, 2001.

(b)  Units were made available for sale on May 18, 2001.

(c) A substitution of T. Rowe Price Equity Income Portfolio for the EQ/Bernstein Portfolio occurred on May 18, 2001.

(d) A substitution of Alliance Conservative Investors, EQ/Evergreen Foundation, EQ/Putnam Balanced and Mercury World Strategy Portfolios for AXA Moderate Allocation Portfolio occurred on May 18, 2001.

(e)  Units were made available for sale on April 26, 2002.

(f)  Units were made available for sale on May 13, 2002.

(g)  Units were made available for sale March 31, 2002.

(h) A substitution of EQ/T. Rowe Price International Portfolio for EQ/Mercury International Value Portfolio occurred on April 26, 2002.

(i) A substitution of EQ/AXP New Dimensions Portfolio for the EQ/Capital Guardian U.S. Equity Portfolio occurred on July 12, 2002.

(j) A substitution of EQ/AXP Strategy Aggressive Portfolio for the EQ/Alliance Small Cap Growth Portfolio occurred on July 12, 2002.

(k)  Units were made available for sale on August 5, 2002.

(l)  Units were made available for sale on November 5, 2002.

(m) A substitution of EQ/MFS Research Portfolio for the EQ/Capital Guardian Research Portfolio occurred on November 22, 2002.

(n) A substitution of EQ/Alliance Global Portfolio for the EQ/Alliance International Portfolio occurred on November 22, 2002.

(o) A substitution of EQ/Alliance Growth Investors Portfolio for the AXA Moderate Allocation Portfolio occurred on November 22, 2002.

(p)  Units were made available for sale on April 15, 2002.

(q) A substitution of EQ/International Equity Index for EQ/Alliance International occurred on May 2, 2003.

(r)  Units were made available for sale on May 2, 2003.

(s)  Units were made available for sale on October 13, 2003.

(t) A substitution of EQ/Technology for AXA Premier VIP Technology occurred on May 14, 2004 (see Note 5).

(u)  Units were made available for sale on October 25, 2004.

(v)  Units were made available for sale on September 7, 2004.

(w)  Units were made available on May 9, 2005.

(x)  Units were made available October 17, 2005.

* Expenses as a percentage of average net assets (0.00%, 0.60%, 0.80%, 0.85%, 0.90%, 1.80% annualized) consisting primarily of mortality and expense charges, for each period indicated. The ratios included only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner account through the redemption of units and expenses of the underlying fund have been excluded. The summary may not reflect the minimum and maximum contract charges offered by the Company as contractowners may not have selected all available and applicable contract options.

** The Investment Income ratio represents the dividends, excluding distributions of capital gains, received by the Account from the underlying mutual fund, net of trust fees and expenses, divided by the average net assets. These ratios exclude those expenses, such as asset-based charges, that result in direct reductions in the unit values. The recognition of investment income by the Account is affected by the timing of the declaration of dividends by the underlying fund in which the Account invests.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

Notes To Financial Statements (Concluded)

December 31, 2005

7. Accumulation Unit Values (Concluded)

*** These amounts represent the total return for the periods indicated, including changes in the value of the underlying fund, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. Investment options with a date notation indicate the effective date of that investment option in the variable account. The total return is calculated for each period indicated from the effective date through the end of the reporting period.

             Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of AXA Equitable Life Insurance Company:

In our opinion, based on our audits and the reports of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of earnings, of shareholder's equity and comprehensive income and of cash flows present fairly, in all material respects, the financial position of AXA Equitable Life Insurance Company and its subsidiaries ("AXA Equitable") at December 31, 2005 and December 31, 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the AXA Equitable's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of AllianceBernstein L.P. and AllianceBernstein Holding L.P., subsidiaries of AXA Equitable, as of and for the year ended December 31, 2005, whose statements reflect total assets of seven percent of the related consolidated total as of December 31, 2005 and total revenues of thirty-six percent of the related consolidated total for the year ended December 31, 2005. Those statements were audited by other auditors whose reports thereon have been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for AllianceBernstein L.P. and AllianceBernstein Holding L.P., is based solely on the reports of the other auditors. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

As discussed in Note 2 of the Notes to Consolidated Financial Statements, in 2004, AXA Equitable changed its method of accounting for variable interest entities and certain nontraditional long-duration contracts and for Separate Accounts.

/s/ PricewaterhouseCoopers LLP
New York, New York
March 17, 2006

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The General Partner and Unitholders
AllianceBernstein L.P.:

We have audited the accompanying consolidated statements of financial condition of AllianceBernstein L.P. and subsidiaries ("AllianceBernstein"), formerly Alliance Capital Management L.P., as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in partners' capital and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the management of the General Partner. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AllianceBernstein as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of AllianceBernstein's internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission
(COSO), and our report dated February 24, 2006 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

/s/ KPMG LLP
New York, New York

February 24, 2006

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The General Partner and Unitholders
AllianceBernstein Holding L.P.

We have audited the accompanying statements of financial condition of AllianceBernstein Holding L.P. ("AllianceBernstein Holding"), formerly Alliance Capital Management Holding L.P., as of December 31, 2005 and 2004, and the related statements of income, changes in partners' capital and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2005. These financial statements are the responsibility of the management of the General Partner. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AllianceBernstein Holding as of December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of AllianceBernstein Holding's internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 24, 2006 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

/s/ KPMG LLP
New York, New York

February 24, 2006

                      AXA EQUITABLE LIFE INSURANCE COMPANY
                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2005 AND 2004

                                                                                   2005                 2004
                                                                              -----------------    -----------------
                                                                                         (IN MILLIONS)

ASSETS
Investments:
  Fixed maturities available for sale, at estimated fair value................$    30,034.8        $    30,722.3
  Mortgage loans on real estate...............................................      3,233.9              3,131.9
  Equity real estate, held for the production of income.......................        658.2                643.2
  Policy loans................................................................      3,824.2              3,831.4
  Other equity investments....................................................      1,122.1              1,010.5
  Other invested assets.......................................................      1,290.9              1,053.3
                                                                              -----------------    -----------------
      Total investments.......................................................     40,164.1             40,392.6
Cash and cash equivalents.....................................................      1,112.1              1,739.6
Cash and securities segregated, at estimated fair value.......................      1,720.8              1,489.0
Broker-dealer related receivables.............................................      2,929.1              2,187.7
Deferred policy acquisition costs.............................................      7,557.3              6,813.9
Goodwill and other intangible assets, net.....................................      3,758.8              3,761.4
Amounts due from reinsurers...................................................      2,604.4              2,549.6
Loans to affiliates...........................................................        400.0                400.0
Other assets..................................................................      3,723.5              3,600.9
Separate Accounts' assets.....................................................     69,997.0             61,559.4
                                                                              -----------------    -----------------

TOTAL ASSETS................................................................  $   133,967.1        $   124,494.1
                                                                              =================    =================

LIABILITIES
Policyholders' account balances.............................................  $    27,194.0        $    26,875.1
Future policy benefits and other policyholders liabilities..................       13,997.8             14,099.6
Broker-dealer related payables..............................................        1,226.9                945.9
Customers related payables..................................................        2,924.3              2,658.7
Amounts due to reinsurers...................................................        1,028.3                994.0
Short-term and long-term debt...............................................          855.4              1,255.5
Loans from affiliates.......................................................          325.0                   -
Income taxes payable........................................................        2,821.9              2,714.8
Other liabilities...........................................................        1,786.6              1,859.6
Separate Accounts' liabilities..............................................       69,997.0             61,559.4
Minority interest in equity of consolidated subsidiaries....................        2,096.4              2,040.4
Minority interest subject to redemption rights..............................          271.6                266.6
                                                                              -----------------    -----------------
      Total liabilities.....................................................      124,525.2            115,269.6
                                                                              -----------------    -----------------

Commitments and contingencies (Notes 12, 14, 15, 16 and 17)

SHAREHOLDER'S EQUITY
Common stock, $1.25 par value, 2.0 million shares authorized,
   issued and outstanding...................................................            2.5                  2.5
Capital in excess of par value..............................................        4,976.3              4,890.9
Retained earnings...........................................................        4,030.8              3,457.0
Accumulated other comprehensive income......................................          432.3                874.1
                                                                              -----------------    -----------------
Total shareholder's equity..................................................        9,441.9              9,224.5
                                                                              -----------------    -----------------

TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY..................................  $   133,967.1        $   124,494.1
                                                                              =================    =================

                 See Notes to Consolidated Financial Statements.

                      AXA EQUITABLE LIFE INSURANCE COMPANY
                       CONSOLIDATED STATEMENTS OF EARNINGS
                  YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

                                                                      2005               2004               2003
                                                                -----------------  -----------------  -----------------
                                                                                    (IN MILLIONS)

REVENUES
Universal life and investment-type product
  policy fee income...........................................   $    1,889.3       $     1,595.4      $     1,376.7
Premiums......................................................          881.7               879.6              889.4
Net investment income.........................................        2,492.8             2,501.4            2,386.9
Investment gains (losses), net................................           55.4                65.0              (62.3)
Commissions, fees and other income............................        3,632.3             3,383.5            2,811.8
                                                                -----------------  -----------------  -----------------
      Total revenues..........................................        8,951.5             8,424.9            7,402.5
                                                                -----------------  -----------------  -----------------

BENEFITS AND OTHER DEDUCTIONS
Policyholders' benefits.......................................        1,859.8             1,867.1            1,708.2
Interest credited to policyholders' account balances..........        1,065.5             1,038.1              969.7
Compensation and benefits.....................................        1,804.4             1,604.9            1,327.0
Commissions...................................................        1,128.7             1,017.3              991.9
Distribution plan payments....................................          292.0               374.2              370.6
Amortization of deferred sales commissions....................          132.0               177.4              208.6
Interest expense..............................................           76.3                76.8               82.3
Amortization of deferred policy acquisition costs.............          601.3               472.9              434.6
Capitalization of deferred policy acquisition costs...........       (1,199.4)           (1,015.9)            (990.7)
Rent expense..................................................          165.2               185.0              165.8
Amortization of other intangible assets.......................           23.6                22.9               21.9
AllianceBernstein charge for mutual fund matters
  and legal proceedings.......................................             -                   -               330.0
Other operating costs and expenses............................          957.1               930.0              832.4
                                                                -----------------  -----------------  -----------------
      Total benefits and other deductions.....................        6,906.5             6,750.7            6,452.3
                                                                -----------------  -----------------  -----------------

Earnings from continuing operations before
    income taxes and minority interest........................        2,045.0             1,674.2              950.2
Income taxes..................................................         (519.5)             (396.3)            (240.5)
Minority interest in net income of consolidated subsidiaries..         (466.9)             (384.1)            (188.7)
                                                                -----------------  -----------------  -----------------

Earnings from continuing operations...........................        1,058.6               893.8              521.0
Earnings from discontinued operations, net of income taxes....           15.2                 7.9                3.4
Gain on sale of discontinued operations, net of income taxes..             -                 31.1                 -
Cumulative effect of accounting changes, net of
    income taxes..............................................             -                 (2.9)                -
                                                                -----------------  -----------------  -----------------
Net Earnings..................................................   $    1,073.8       $       929.9      $       524.4
                                                                =================  =================  =================



                 See Notes to Consolidated Financial Statements.

                      AXA EQUITABLE LIFE INSURANCE COMPANY
    CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY AND COMPREHENSIVE INCOME
                  YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

                                                                         2005               2004               2003
                                                                   -----------------   ----------------   ----------------
                                                                                       (IN MILLIONS)

SHAREHOLDER'S EQUITY
Common stock, at par value, beginning and end of year.............  $         2.5       $        2.5       $        2.5
                                                                   -----------------   ----------------   ----------------

Capital in excess of par value, beginning of year.................        4,890.9            4,848.2            4,812.8
Changes in capital in excess of par value.........................           85.4               42.7               35.4
                                                                   -----------------   ----------------   ----------------
Capital in excess of par value, end of year.......................        4,976.3            4,890.9            4,848.2
                                                                   -----------------   ----------------   ----------------

Retained earnings, beginning of year..............................        3,457.0            3,027.1            2,902.7
Net earnings......................................................        1,073.8              929.9              524.4
Dividends on common stock.........................................         (500.0)            (500.0)            (400.0)
                                                                   -----------------   ----------------   ----------------
Retained earnings, end of year....................................        4,030.8            3,457.0            3,027.1
                                                                   -----------------   ----------------   ----------------

Accumulated other comprehensive income, beginning of year.........          874.1              892.8              681.1
Other comprehensive (loss) income.................................         (441.8)             (18.7)             211.7
                                                                   -----------------   ----------------   ----------------
Accumulated other comprehensive income, end of year...............          432.3              874.1              892.8
                                                                   -----------------   ----------------   ----------------

Total Shareholder's Equity, End of Year...........................  $     9,441.9       $    9,224.5       $    8,770.6
                                                                   =================   ================   ================

COMPREHENSIVE INCOME

Net earnings......................................................  $     1,073.8       $      929.9       $      524.4
                                                                   -----------------   ----------------   ----------------
Change in unrealized (losses) gains, net of reclassification
   adjustments....................................................         (441.8)             (31.1)             211.7
Cumulative effect of accounting changes...........................             -                12.4                 -
                                                                   -----------------   ----------------   ----------------
Other comprehensive (loss) income.................................         (441.8)             (18.7)             211.7
                                                                   -----------------   ----------------   ----------------
Comprehensive Income..............................................  $       632.0       $      911.2       $      736.1
                                                                   =================   ================   ================



                 See Notes to Consolidated Financial Statements.

                      AXA EQUITABLE LIFE INSURANCE COMPANY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

                                                                       2005                2004               2003
                                                                 -----------------   -----------------  -----------------
                                                                                      (IN MILLIONS)

Net earnings..................................................    $     1,073.8       $      929.9       $       524.4
Adjustments to reconcile net earnings to net cash provided
  by operating activities:
  Interest credited to policyholders' account balances........          1,065.5            1,038.1               969.7
  Universal life and investment-type product
    policy fee income.........................................         (1,889.3)          (1,595.4)           (1,376.7)
  Net change in broker-dealer and customer related
    receivables/payables......................................           (347.4)             379.6                22.5
  Investment (gains) losses, net..............................            (55.4)             (65.0)               62.3
  Change in deferred policy acquisition costs.................           (598.1)            (543.0)             (556.1)
  Change in future policy benefits............................             64.4              129.3               (97.4)
  Change in property and equipment............................             (7.5)             (69.3)              (55.8)
  Change in income tax payable................................            340.5              349.6               246.3
  Change in accounts payable and accrued expenses.............             23.7              (27.4)              276.8
  Change in segregated cash and securities, net...............           (231.8)            (203.2)             (111.5)
  Minority interest in net income of consolidated subsidiaries            466.9              384.1               188.7
  Change in fair value of guaranteed minimum income
    benefit reinsurance contracts.............................            (42.6)             (61.0)               91.0
  Amortization of deferred sales commissions..................            132.0              177.4               208.6
  Amortization of other intangible assets, net................             23.6               22.9                21.9
  Other, net..................................................            (63.5)             197.0               272.6
                                                                 -----------------   -----------------  -----------------

Net cash used provided by operating activities................            (45.2)           1,043.6               687.3
                                                                 -----------------   -----------------  -----------------

Cash flows from investing activities:
  Maturities and repayments...................................          2,926.2            3,341.9             4,216.4
  Sales.......................................................          2,432.9            2,983.6             4,818.2
  Purchases...................................................         (5,869.1)          (7,052.5)          (11,457.9)
  Change in short-term investments............................             13.8              (18.4)              610.7
  Purchase of minority interest in consolidated subsidiary ...               -              (410.7)                 -
  Other, net..................................................           (131.5)             169.7                89.3
                                                                 -----------------   -----------------  -----------------

Net cash used by investing activities.........................           (627.7)            (986.4)           (1,723.3)
                                                                 -----------------   -----------------  -----------------

Cash flows from financing activities:
  Policyholders' account balances:
   Deposits...................................................          3,816.8            4,029.4             5,639.1
   Withdrawals and transfers to Separate Accounts.............         (2,779.1)          (2,716.0)           (3,181.1)
  Net change in short-term financings.........................               -                  -                (22.1)
  Repayments of long-term.....................................           (400.0)                -                   -
  Increase in loans from affiliates...........................            325.0                 -                   -
  Shareholder dividends paid..................................           (500.0)            (500.0)             (400.0)
  Other, net..................................................           (417.3)            (130.1)             (270.4)
                                                                 -----------------   -----------------  -----------------

Net cash provided by financing activities.....................             45.4              683.3             1,765.5
                                                                 -----------------   -----------------  -----------------

Change in cash and cash equivalents...........................           (627.5)             740.5               729.5
Cash and cash equivalents, beginning of year..................          1,739.6              999.1               269.6
                                                                 -----------------   -----------------  -----------------

Cash and Cash Equivalents, End of Year........................    $     1,112.1       $    1,739.6       $       999.1
                                                                 =================   =================  =================

                      AXA EQUITABLE LIFE INSURANCE COMPANY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

                                   (CONTINUED)

                                                                      2005               2004               2003
                                                                -----------------  -----------------  -----------------
                                                                                    (IN MILLIONS)

Supplemental cash flow information:
  Interest Paid...............................................   $       74.5       $        86.2      $        91.0
                                                                =================  =================  =================
  Income Taxes Paid (Refunded) ...............................   $      146.5       $       154.4      $       (45.7)
                                                                =================  =================  =================







                 See Notes to Consolidated Financial Statements.

                      AXA EQUITABLE LIFE INSURANCE COMPANY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1)      ORGANIZATION

        In 2004, The Equitable Life Assurance Society of the United States was renamed AXA Equitable Life Insurance Company ("AXA Equitable"). AXA Equitable, collectively with its consolidated subsidiaries (the "Company"), is an indirect, wholly owned subsidiary of AXA Financial, Inc. ("AXA Financial," and collectively with its consolidated subsidiaries, "AXA Financial Group"). The Company's insurance business, which comprises the Insurance segment, is conducted principally by AXA Equitable and its wholly owned life insurance subsidiary, AXA Life and Annuity Company ("AXA Life"), whose name was changed in 2004 from The Equitable of Colorado. The Company's investment management business, which comprises the Investment Services segment, is principally conducted by AllianceBernstein L.P. (formerly Alliance Capital Management L.P., and collectively with its consolidated subsidiaries ("AllianceBernstein")).

        In October 2000, AllianceBernstein acquired substantially all of the assets and liabilities of SCB Inc., formerly known as Sanford C. Bernstein, Inc. ("Bernstein"). In the fourth quarter of 2002, the Company acquired 8.16 million units in AllianceBernstein ("AllianceBernstein Units") at the aggregate market price of $249.7 million from SCB Inc. and SCB Partners, Inc. under a preexisting agreement (see Note 2 of Notes to Consolidated Financial Statements). In March and December 2004, the Company acquired a total of 10.7 million AllianceBernstein Units at the aggregated market price of $410.7 million from SCB Inc. and SCB Partners, Inc. under this preexisting agreement. As a result of the 2004 transactions, the Company recorded additional goodwill of $217.9 million and other intangible assets of $26.9 million. The Company's consolidated economic interest in AllianceBernstein was 46.3% at December 31, 2005, and together with its ownership with other AXA Financial Group companies, the consolidated economic interests in AllianceBernstein was approximately 61.1%.

        In July 2004, AXA Financial completed its acquisition of The MONY Group Inc. ("MONY"). The acquisition provides AXA Financial Group with additional scale in distribution, client base and assets under management.

        AXA, a French holding company for an international group of insurance and related financial services companies, has been AXA Financial's largest shareholder since 1992. In 2000, AXA acquired the approximately 40% of outstanding AXA Financial common stock ("Common Stock") it did not already own. On January 2, 2001, AXA Merger Corp. ("AXA Merger"), a wholly owned subsidiary of AXA, was merged with and into AXA Financial, resulting in AXA Financial Group becoming a wholly owned subsidiary of AXA.

2)      SIGNIFICANT ACCOUNTING POLICIES

        Basis of Presentation and Principles of Consolidation
        -----------------------------------------------------

        The preparation of the accompanying consolidated financial statements in conformity with generally accepted accounting principles in the United States of America ("GAAP") requires management to make estimates and assumptions (including normal, recurring accruals) that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. The accompanying consolidated financial statements reflect all adjustments necessary in the opinion of management to present fairly the consolidated financial position of the Company and its consolidated results of operations and cash flows for the periods presented.

        The accompanying consolidated financial statements include the accounts of AXA Equitable and its subsidiary engaged in insurance related businesses (collectively, the "Insurance Group"); other subsidiaries, principally AllianceBernstein; and those investment companies, partnerships and joint ventures in which AXA Equitable or its subsidiaries has control and a majority economic interest as well as those variable interest entities ("VIEs") that meet the requirements for consolidation.

        All significant intercompany transactions and balances except those with discontinued operations have been eliminated in consolidation. The years "2005," "2004" and "2003" refer to the years ended December 31, 2005, 2004 and 2003, respectively. Certain reclassifications have been made in the amounts presented for prior periods to conform those periods to the current presentation.

        Closed Block
        ------------

        As a result of demutualization, the Closed Block was established in 1992 for the benefit of certain individual participating policies that were in force on that date. Assets, liabilities and earnings of the Closed Block are specifically identified to support its participating policyholders.

        Assets allocated to the Closed Block inure solely to the benefit of the Closed Block policyholders and will not revert to the benefit of AXA Financial. No reallocation, transfer, borrowing or lending of assets can be made between the Closed Block and other portions of AXA Equitable's General Account, any of its Separate Accounts or any affiliate of AXA Equitable without the approval of the New York Superintendent of Insurance (the "Superintendent"). Closed Block assets and liabilities are carried on the same basis as similar assets and liabilities held in the General Account. The excess of Closed Block liabilities over Closed Block assets represents the expected future post-tax contribution from the Closed Block that would be recognized in income over the period the policies and contracts in the Closed Block remain in force.

        Discontinued Operations
        -----------------------

        In 1991, management discontinued the business of certain pension operations principally consisting of group non-participating wind-up annuity products ("Wind-up Annuities"), the terms of which were fixed at issue, which were sold to corporate sponsors of terminated qualified defined benefit plans, for which a premium deficiency reserve has been established. Management reviews the adequacy of the allowance for future losses each quarter and makes adjustments when necessary. Management believes the allowance for future losses at December 31, 2005 is adequate to provide for all future losses; however, the determination of the allowance involves numerous estimates and subjective judgments regarding the expected performance of invested assets held by Wind-up Annuities ("Discontinued Operations Investment Assets"). There can be no assurance the losses provided for will not differ from the losses ultimately realized. To the extent actual results or future projections of Wind-up Annuities differ from management's current estimates and assumptions underlying the allowance for future losses, the difference would be reflected in the consolidated statements of earnings in Wind-up Annuities. In particular, to the extent income, sales proceeds and holding periods for equity real estate differ from management's previous assumptions, periodic adjustments to the allowance are likely to result. See Note 8 of Notes to Consolidated Financial Statements.

        Equity real estate classified as held-for-sale is included in Discontinued Operations.

        Accounting Changes
        ------------------

        On May 19, 2004, the Financial Accounting Standards Board (the "FASB") approved the issuance of FASB Staff Position ("FSP") No. 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug Improvement and Modernization Act of 2003", that provides guidance on employers' accounting for the effects of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 ("MMA") signed into law in December 2003. FSP No. 106-2 became effective for the first interim or annual period beginning after June 15, 2004 and required the effects of the MMA, including estimates of the Federal subsidy to employers whose plans provide a prescription drug benefit that is at least as valuable as (i.e., "actuarially equivalent" to) the new Medicare Part D benefit, to be reflected in measurements of the accumulated postretirement benefits obligation and net periodic postretirement benefit cost made on or after the date of enactment. As permitted by FSP No. 106-2, the Company initially elected to defer these remeasurements and to provide required disclosures pending regulations regarding the determination of eligibility for the Federal subsidy under the MMA. As more fully described in Note 13 of Notes to Consolidated Financial Statements, following consideration of regulations and guidance issued by the Center for Medicare and Medicaid Services, the Company completed its transition to FSP No. 106-2 in fourth quarter 2005 by reducing the accumulated benefits obligations of the Company's retiree medical plans as at January 1, 2005 to give effect to the subsidy expected to be received in 2006 and future years. These remeasurements resulted in an aggregate decrease in the annual net periodic postretirement benefits costs for 2005 of approximately $7.4 million.

        At March 31, 2004, the Company completed its transition to the consolidation and disclosure requirements of FASB Interpretation ("FIN") No. 46(R), "Consolidation of Variable Interest Entities, Revised".

        At December 31, 2005 and 2004, the Insurance Group's General Account held $5.8 million and $34.1 million of investment assets issued by VIEs and determined to be significant variable interests under FIN No. 46(R). At December 31, 2005 and 2004, as reported in the consolidated balance sheet, these investments included $4.7 million and $32.9 million of fixed maturities (collateralized debt and loan obligations) and $1.1 million and $1.2 million of other equity investments (principally investment limited partnership interests) and are subject to ongoing review for impairment in value. These VIEs do not require consolidation because management has determined that the Insurance Group is not the primary beneficiary. These variable interests at December 31, 2005 represent the Insurance Group's maximum exposure to loss from its direct involvement with the VIEs. The Insurance Group has no further economic interest in these VIEs in the form of related guarantees, commitments, derivatives, credit enhancements or similar instruments and obligations.

        Management of AllianceBernstein has reviewed its investment management agreements and its investments in and other financial arrangements with certain entities that hold client assets under management to determine the entities that AllianceBernstein is required to consolidate under FIN No. 46(R). These include certain mutual fund products domiciled in Luxembourg, India, Japan, Singapore and Australia (collectively, the "Offshore Funds"), hedge funds, structured products, group trusts and joint ventures.

        As a result of its review, in second and third quarters of 2004, AllianceBernstein had consolidated an investment in a joint venture and its funds under management. At December 31, 2004, AllianceBernstein sold this investment and accordingly, no longer consolidates this investment and its funds under management.

        AllianceBernstein derived no direct benefit from client assets under management of these entities other than investment management fees and cannot utilize those assets in its operations.

        AllianceBernstein has significant variable interests in certain other VIEs with approximately $403.0 million in client assets under management. However, these VIEs do not require consolidation because management has determined that AllianceBernstein is not the primary beneficiary. AllianceBernstein's maximum exposure to loss in these entities is limited to its nominal investments in and prospective investment management fees earned from these entities.

        Effective January 1, 2004, the Company adopted Statement of Position ("SOP") 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts". SOP 03-1 required a change in the Company's accounting policies relating to (a) general account interests in separate accounts,
        (b) assets and liabilities associated with market value adjusted fixed rate investment options available in certain variable annuity contracts,
        (c) liabilities related to group pension participating contracts, and
        (d) liabilities related to certain mortality and annuitization benefits, such as the no lapse guarantee feature contained in variable and interest-sensitive life policies.

        The adoption of SOP 03-1 required changes in several of the Company's accounting policies relating to separate account assets and liabilities. The Company now reports the General Account's interests in separate accounts as trading account securities in the consolidated balance sheet; prior to the adoption of SOP 03-1, such interests were included in Separate Accounts' assets. Also, the assets and liabilities of two Separate Accounts are now presented and accounted for as General Account assets and liabilities, effective January 1, 2004. Investment assets in these Separate Accounts principally consist of fixed maturities that are classified as available for sale in the accompanying consolidated financial statements. These two Separate Accounts hold assets and liabilities associated with market value adjusted fixed rate investment options available in certain variable annuity contracts. In addition, liabilities associated with the market value adjustment feature are now reported at the accrued account balance. Prior to the adoption of SOP 03-1, such liabilities had been reported at market adjusted value.

        Prior to the adoption of SOP 03-1, the liabilities for group pension participating contracts were adjusted only for changes in the fair value of certain related investment assets that were reported at fair value in the balance sheet (including fixed maturities and equity securities classified as available for sale, but not equity real estate or mortgage loans) with changes in the liabilities recorded directly in Accumulated other comprehensive income to offset the unrealized gains and losses on the related assets. SOP 03-1 required an adjustment to the liabilities for group pension participating contracts to reflect the fair value of all the assets on which those contracts' returns are based, regardless of whether those assets are reported at fair value in the balance sheet. Changes in the liability related to fluctuations in asset fair values are now reported as Interest credited to policyholders' account balances in the consolidated statements of earnings.

        In addition, the adoption of SOP 03-1 resulted in a change in the method of determining liabilities associated with the no lapse guarantee feature contained in variable and interest-sensitive life contracts. While both the Company's previous method of establishing the no lapse guarantee reserve and the SOP 03-1 method are based on accumulation of a portion of the charges for the no lapse guarantee feature, SOP 03-1 specifies a different approach for identifying the portion of the fee to be accrued and establishing the related reserve.

        The adoption of SOP 03-1 as of January 1, 2004 resulted in a decrease in 2004 net earnings of $2.9 million and an increase in other comprehensive income of $12.4 million related to the cumulative effect of the required changes in accounting. The determination of liabilities associated with group pension participating contracts and mortality and annuitization benefits, as well as related impacts on deferred acquisition costs, is based on models that involve numerous estimates and subjective judgments. There can be no assurance that the ultimate actual experience will not differ from management's estimates.

        New Accounting Pronouncements
        -----------------------------

        On May 30, 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections," a replacement of Accounting Principles Board Opinion ("APB") No. 20, "Accounting Changes," and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements". SFAS No. 154 applies to all voluntary changes in accounting principle as well as to changes required by an accounting pronouncement that does not include transition provisions. To enhance comparability, this statement requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. The cumulative effect of the change is reported in the carrying value of assets and liabilities as of the first period presented, with the offset applied to opening retained earnings. Each period presented is adjusted to show the period specific effects of the change. Only direct effects of the change will be retrospectively recognized; indirect effects will be recognized in the period of change. SFAS No. 154 carries forward without change APB No. 20's guidance for reporting the correction of an error and a change in accounting estimate as well as SFAS No. 3's provisions governing reporting accounting changes in interim financial statements. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

        AXA Equitable accounts for its stock option plans and other stock-based compensation plans using the intrinsic value method in accordance with the provisions of APB No. 25 "Accounting for Stock Issued to Employees," and related interpretations. In accordance with the opinion, stock option awards result in compensation expense only if the current market price of the underlying stock exceeds the option strike price at the grant date. See Note 21 of Notes to Consolidated Financial Statements for the pro forma disclosures required by SFAS No. 123, "Accounting for Stock-Based Compensation," and SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure".

        On December 16, 2004, the FASB issued SFAS No. 123(R), "Share-Based Payment," requiring the cost of all share-based payments to employees, including stock options, stock appreciation rights, and certain employee stock purchase plans, to be recognized in the financial statements based on their fair values. By ruling of the Securities and Exchange Commission ("SEC"), effective April 21, 2005, public companies were permitted to delay their initial adoption of SFAS No. 123(R) from the first interim period to the first annual period beginning on or after June 15, 2005. Consequently, the Company implemented SFAS 123(R) effective January 1, 2006 and will reflect the resulting impacts of adoption in its financial reporting for first quarter 2006. As more fully described in Note 21 of Notes to Consolidated Financial Statements, the Company elected under SFAS No. 123, "Accounting for Stock-Based Compensation," to continue to account for stock-based compensation using the intrinsic value method prescribed by APB No. 25, and its related interpretations, and to provide only pro-forma disclosure of the effect on net earnings from applying the fair value based method. Accordingly, adoption of SFAS No. 123(R) will result in compensation expense for certain types of the Company's equity-settled award programs for which no cost previously would have been charged to net earnings under APB No. 25, such as for employee options to purchase AXA American Depository Receipts ("ADRs") and AXA ordinary shares and for employee stock purchase plans. Similarly, certain types of the Company's cash-settled award programs, such as stock appreciation rights, may be expected to result in different amounts of compensation expense or different patterns of expense recognition under SFAS No. 123(R) as compared to APB No. 25.

        To effect its adoption of SFAS No. 123(R) on January 1, 2006, AXA Financial Group elected the "modified prospective method" of transition to the new accounting and reporting requirements for share-based payments. Consequently, the resulting impacts of adoption to be reflected in the Company's financial reporting for first quarter 2006 will not include a restatement of prior-period results to reflect the original recognition provisions of SFAS No. 123 as would be required under the alternative "modified retrospective method" of transition. Under the modified prospective method, the Company will be required to apply the measurement, recognition, and attribution requirements of SFAS 123(R) to new awards and to awards modified, repurchased or cancelled after January 1, 2006. In addition, the modified prospective method will require the Company to recognize compensation expense over the remaining future service/vesting periods for the unvested portions of awards outstanding at January 1, 2006, applying the same estimates of fair value and the same attribution method used previously to prepare SFAS No. 123 pro forma disclosures. The unrecognized compensation cost associated with unvested stock option awards as at January 1, 2006 was approximately $13.7 million ($8.9 million after-tax) and, under SFAS No. 123(R), will result in incremental expense in the Consolidated Statements of Earnings of the Company over a weighted average remaining service/vesting period of approximately 2.0 years. Absent additional forfeiture considerations, results for 2006 would be expected to include approximately $7.5 million ($4.8 million after tax) of additional compensation expense as related to unvested stock option awards at January 1, 2006 as a result of the adoption of SFAS 123(R).

        The full impact of adoption of SFAS 123(R) cannot be predicted at this time because it is largely dependent upon the nature and levels of share-based payments granted in the future. Nonetheless, while there exist differences between certain requirements of SFAS Nos. 123 and 123(R), the estimated impacts in previous periods of applying a fair-value approach to accounting for share-based awards made to employees of the Company are described and/or disclosed on a pro-forma basis in Note 21 of Notes to Consolidated Financial Statements. Management is continuing to assess the impacts of adoption of SFAS 123(R), including accounting for the income tax effects of share-based compensation, for which the Company likely will elect the transition alternative available for income taxes provided by the November 10, 2005 issuance of FSP No. 123(R)-3, "Transitions Election Related to Accounting for the Tax Effects of Share-Based Payment Awards". In addition, management is continuing to assess the impacts of the related amendment to SFAS No. 95, "Statement of Cash Flows," that in periods subsequent to adoption of SFAS 123(R) will require tax deductions in excess of recognized compensation cost to be classified as resulting from a financing activity rather than as an operating cash flow as currently required.

        Neither SFAS No. 123 nor SFAS No. 123(R) prescribe or specify a preference for a particular valuation technique or model for estimating the fair value of employee stock options and similar awards but instead require consideration of certain factors in selecting one that is appropriate for the unique substantive characteristics of the instruments awarded and one that can be supported by information that is available, such as exercise behavior. In its implementation of SFAS 123(R), the Company expects to continue to use the Black-Scholes-Merton formula to estimate the fair values of employee stock options. As more fully described in Note 21 of Notes to Consolidated Financial Statements, and consistent with the fair value measurement objectives of SFAS 123 and SFAS 123 (R), beginning with awards granted in 2005, the Company modified its methodologies for developing the expected stock price volatility and expected dividend assumptions used in this pricing formula. With respect to the valuation of options to purchase AXA ADRs, these changes each represent a change in accounting estimate under SFAS No. 154, "Accounting Changes and Error Corrections," and, accordingly, will be applied prospectively in determining the fair values of employee stock options to be measured and accounted for in accordance with SFAS No. 123(R).

        On September 19, 2005, the American Institute of Certified Public Accountants ("AICPA") released SOP 05-1, "Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts". The SOP requires identification of transactions that result in a substantial change in an insurance contract. Transactions subject to review include internal contract exchanges, contract modifications via amendment, rider or endorsement and elections of benefits, features or rights contained within the contract. If determined that a substantial change has occurred, the related DAC/VOBA and other related balances must be written off. The SOP is effective for transactions occurring in fiscal years beginning after December 15, 2006, with earlier adoption encouraged. Restatement of previously issued annual financial statements is not permitted, and disclosure of the pro forma effects of retroactive application or the pro forma effect on the year of adoption is not required. Management is currently assessing the potential impact of this new guidance on the consolidated financial results of the Company.

        Investments
        -----------

        The carrying values of fixed maturities identified as available for sale are reported at estimated fair value. Changes in estimated fair value are reported in comprehensive income. The amortized cost of fixed maturities is adjusted for impairments in value deemed to be other than temporary.

        Mortgage loans on real estate are stated at unpaid principal balances, net of unamortized discounts and valuation allowances. Valuation allowances are based on the present value of expected future cash flows discounted at the loan's original effective interest rate or on its collateral value if the loan is collateral dependent. However, if foreclosure is or becomes probable, the collateral value measurement method is used.

        Impaired mortgage loans without provision for losses are loans where the fair value of the collateral or the net present value of the expected future cash flows related to the loan equals or exceeds the recorded investment. Interest income earned on loans where the collateral value is used to measure impairment is recorded on a cash basis. Interest income on loans where the present value method is used to measure impairment is accrued on the net carrying value amount of the loan at the interest rate used to discount the cash flows. Changes in the present value attributable to changes in the amount or timing of expected cash flows are reported as investment gains or losses.

        Real estate held for the production of income, including real estate acquired in satisfaction of debt, is stated at depreciated cost less valuation allowances. At the date of foreclosure (including in-substance foreclosure), real estate acquired in satisfaction of debt is valued at estimated fair value. Impaired real estate is written down to fair value with the impairment loss being included in investment gains (losses), net.

        Depreciation of real estate held for production of income is computed using the straight-line method over the estimated useful lives of the properties, which generally range from 40 to 50 years.

        Real estate investments meeting the following criteria are classified as real estate held-for-sale:

        o Management having the authority to approve the action commits the organization to a plan to sell the property.
        o The property is available for immediate sale in its present condition subject only to terms that are usual and customary for the sale of such assets.
        o An active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated and are continuing.
        o The sale of the asset is probable and transfer of the asset is expected to qualify for recognition as a completed sale within one year.
        o The asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value.
        o Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

        Real estate held-for-sale is stated at depreciated cost less valuation allowances. Valuation allowances on real estate held-for-sale are computed using the lower of depreciated cost or current estimated fair value, net of disposition costs. Depreciation is discontinued on real estate held-for-sale.

        Real estate held-for-sale is included in the Other assets line in the consolidated balance sheets. The results of operations for real estate held-for-sale in each of the three years ended December 31, 2005 were not significant.

        Valuation allowances are netted against the asset categories to which they apply.

        Policy loans are stated at unpaid principal balances.

        Partnerships, investment companies and joint venture interests in which the Company has control and a majority economic interest (that is, greater than 50% of the economic return generated by the entity) or those that meet FIN No. 46(R) requirements for consolidation are consolidated; those in which the Company does not have control and a majority economic interest and those that do not meet FIN No. 46(R) requirements for consolidation are reported on the equity basis of accounting and are included either with equity real estate or other equity investments, as appropriate.

        Equity securities include common stock and non-redeemable preferred stock classified as either trading or available for sale securities, are carried at estimated fair value and are included in other equity investments.

        Short-term investments are stated at amortized cost, which approximates fair value, and are included with other invested assets.

        Cash and cash equivalents includes cash on hand, amounts due from banks and highly liquid debt instruments purchased with an original maturity of three months or less.

        All securities owned as well as United States government and agency securities, mortgage-backed securities, futures and forwards transactions are recorded in the consolidated financial statements on a trade date basis.

        Net Investment Income, Investment Gains (Losses), Net and Unrealized
        --------------------------------------------------------------------
        Investment Gains (Losses)
        -------------------------

        Net investment income and realized investment gains (losses), net (together "investment results") related to certain participating group annuity contracts which are passed through to the contractholders are offset by amounts reflected as interest credited to policyholders' account balances.

        Realized investment gains (losses) are determined by identification with the specific asset and are presented as a component of revenue. Changes in the valuation allowances are included in investment gains or losses.

        Realized and unrealized holding gains (losses) on trading securities are reflected in net investment income.

        Unrealized investment gains and losses on fixed maturities and equity securities available for sale held by the Company are accounted for as a separate component of accumulated comprehensive income, net of related deferred income taxes, amounts attributable to Wind-up Annuities, Closed Block policyholders dividend obligation and deferred policy acquisition costs ("DAC") related to universal life and investment-type products and participating traditional life contracts.

        Recognition of Insurance Income and Related Expenses
        ----------------------------------------------------

        Premiums from universal life and investment-type contracts are reported as deposits to policyholders' account balances. Revenues from these contracts consist of amounts assessed during the period against policyholders' account balances for mortality charges, policy administration charges and surrender charges. Policy benefits and claims that are charged to expense include benefit claims incurred in the period in excess of related policyholders' account balances.

        Premiums from participating and non-participating traditional life and annuity policies with life contingencies generally are recognized as income when due. Benefits and expenses are matched with such income so as to result in the recognition of profits over the life of the contracts. This match is accomplished by means of the provision for liabilities for future policy benefits and the deferral and subsequent amortization of policy acquisition costs.

        For contracts with a single premium or a limited number of premium payments due over a significantly shorter period than the total period over which benefits are provided, premiums are recorded as revenue when due with any excess profit deferred and recognized in income in a constant relationship to insurance in-force or, for annuities, the amount of expected future benefit payments.

        Premiums from individual health contracts are recognized as income over the period to which the premiums relate in proportion to the amount of insurance protection provided.

        Deferred Policy Acquisition Costs
        ---------------------------------

        Acquisition costs that vary with and are primarily related to the acquisition of new and renewal insurance business, including commissions, underwriting, agency and policy issue expenses, are deferred. DAC is subject to recoverability testing at the time of policy issue and loss recognition testing at the end of each accounting period.

        For universal life products and investment-type products, DAC is amortized over the expected total life of the contract group as a constant percentage of estimated gross profits arising principally from investment results, Separate Account fees, mortality and expense margins and surrender charges based on historical and anticipated future experience, updated at the end of each accounting period. The effect on the amortization of DAC of revisions to estimated gross profits is reflected in earnings in the period such estimated gross profits are revised. A decrease in expected gross profits would accelerate DAC amortization. Conversely, an increase in expected gross profits would slow DAC amortization. The effect on the DAC asset that would result from realization of unrealized gains (losses) is recognized with an offset to accumulated comprehensive income in consolidated shareholder's equity as of the balance sheet date.

        A significant assumption in the amortization of DAC on variable and interest-sensitive life insurance and variable annuities relates to projected future Separate Account performance. Management sets expected future gross profit assumptions related to Separate Account performance using a long-term view of expected average market returns by applying a reversion to the mean approach. In applying this approach to develop estimates of future returns, it is assumed that the market will return to an average gross long-term return estimate, developed with reference to historical long-term equity market performance and subject to assessment of the reasonableness of resulting estimates of future return assumptions. For purposes of making this reasonableness assessment, management has set limitations as to maximum and minimum future rate of return assumptions, as well as a limitation on the duration of use of these maximum or minimum rates of return. Currently, the average gross long-term annual return estimate is 9.0% (6.88% net of product weighted average Separate Account fees), and the gross maximum and minimum annual rate of return limitations are 15.0% (12.88% net of product weighted average Separate Account fees) and 0% (-2.12% net of product weighted average Separate Account fees), respectively. The maximum duration over which these rate limitations may be applied is 5 years. This approach will continue to be applied in future periods. If actual market returns continue at levels that would result in assuming future market returns of 15% for more than 5 years in order to reach the average gross long-term return estimate, the application of the 5 year maximum duration limitation would result in an acceleration of DAC amortization. Conversely, actual market returns resulting in assumed future market returns of 0% for more than 5 years would result in a required deceleration of DAC amortization. As of December 31, 2005, current projections of future average gross market returns assume a 3.5% return for 2006, which is within the maximum and minimum limitations, and assume a reversion to the mean of 9.0% after 5 quarters.

        In addition, projections of future mortality assumptions related to variable and interest-sensitive life products are based on a long-term average of actual experience. This assumption is updated quarterly to reflect recent experience as it emerges. Improvement of life mortality in future periods from that currently projected would result in future deceleration of DAC amortization. Conversely, deterioration of life mortality in future periods from that currently projected would result in future acceleration of DAC amortization. Generally, life mortality experience has been improving in recent years.

        Other significant assumptions underlying gross profit estimates relate to contract persistency and general account investment spread.

        For participating traditional life policies (substantially all of which are in the Closed Block), DAC is amortized over the expected total life of the contract group as a constant percentage based on the present value of the estimated gross margin amounts expected to be realized over the life of the contracts using the expected investment yield. At December 31, 2005, the average rate of assumed investment yields, excluding policy loans, was 6.8% grading to 6.3% over 10 years. Estimated gross margin includes anticipated premiums and investment results less claims and administrative expenses, changes in the net level premium reserve and expected annual policyholder dividends. The effect on the amortization of DAC of revisions to estimated gross margins is reflected in earnings in the period such estimated gross margins are revised. The effect on the DAC asset that would result from realization of unrealized gains (losses) is recognized with an offset to accumulated comprehensive income in consolidated shareholder's equity as of the balance sheet date.

        For non-participating traditional life policies, DAC is amortized in proportion to anticipated premiums. Assumptions as to anticipated premiums are estimated at the date of policy issue and are consistently applied during the life of the contracts. Deviations from estimated experience are reflected in earnings in the period such deviations occur. For these contracts, the amortization periods generally are for the total life of the policy.

        Policyholders' Account Balances and Future Policy Benefits
        ----------------------------------------------------------

        Policyholders' account balances for universal life and investment-type contracts are equal to the policy account values. The policy account values represent an accumulation of gross premium payments plus credited interest less expense and mortality charges and withdrawals.

        AXA Equitable issues certain variable annuity products with a Guaranteed Minimum Death Benefit ("GMDB") feature. AXA Equitable also issues certain variable annuity products that contain a Guaranteed Minimum Income Benefit ("GMIB") feature which, if elected by the policyholder after a stipulated waiting period from contract issuance, guarantees a minimum lifetime annuity based on predetermined annuity purchase rates that may be in excess of what the contract account value can purchase at then-current annuity purchase rates. This minimum lifetime annuity is based on predetermined annuity purchase rates applied to a guaranteed minimum income benefit base. The risk associated with the GMDB and GMIB features is that a protracted under-performance of the financial markets could result in GMDB and GMIB benefits being higher than what accumulated policyholder account balances would support. Reserves for GMDB and GMIB obligations are calculated on the basis of actuarial assumptions related to projected benefits and related contract charges generally over the lives of the contracts using assumptions consistent with those used in estimating gross profits for purposes of amortizing DAC. The determination of this estimated liability is based on models which involve numerous estimates and subjective judgments, including those regarding expected market rates of return and volatility, contract surrender rates, mortality experience, and, for GMIB, GMIB election rates. Assumptions regarding Separate Account performance used for purposes of this calculation are set using a long-term view of expected average market returns by applying a reversion to the mean approach, consistent with that used for DAC amortization. There can be no assurance that ultimate actual experience will not differ from management's estimates.

        Reinsurance contracts covering GMIB exposure are considered derivatives under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), and, therefore, are required to be reported in the balance sheet at their fair value. GMIB reinsurance fair values are reported in the consolidated balance sheets in Other assets. Changes in GMIB reinsurance fair values are reflected in Commissions, fees and other income in the consolidated statements of earnings. Since there is no readily available market for GMIB reinsurance contracts, the determination of their fair values is based on models which involve numerous estimates and subjective judgments including those regarding expected market rates of return and volatility, GMIB election rates, contract surrender rates and mortality experience. There can be no assurance that ultimate actual experience will not differ from management's estimates.

        For reinsurance contracts other than those covering GMIB exposure, reinsurance recoverable balances are calculated using methodologies and assumptions that are consistent with those used to calculate the direct liabilities.

        For participating traditional life policies, future policy benefit liabilities are calculated using a net level premium method on the basis of actuarial assumptions equal to guaranteed mortality and dividend fund interest rates. The liability for annual dividends represents the accrual of annual dividends earned. Terminal dividends are accrued in proportion to gross margins over the life of the contract.

        For non-participating traditional life insurance policies, future policy benefit liabilities are estimated using a net level premium method on the basis of actuarial assumptions as to mortality, persistency and interest established at policy issue. Assumptions established at policy issue as to mortality and persistency are based on the Insurance Group's experience that, together with interest and expense assumptions, includes a margin for adverse deviation. When the liabilities for future policy benefits plus the present value of expected future gross premiums for a product are insufficient to provide for expected future policy benefits and expenses for that product, DAC is written off and thereafter, if required, a premium deficiency reserve is established by a charge to earnings. Benefit liabilities for traditional annuities during the accumulation period are equal to accumulated contractholders' fund balances and, after annuitization, are equal to the present value of expected future payments. Interest rates used in establishing such liabilities range from 2.0% to 10.9% for life insurance liabilities and from 2.25% to 9.7% for annuity liabilities.

        Individual health benefit liabilities for active lives are estimated using the net level premium method and assumptions as to future morbidity, withdrawals and interest. Benefit liabilities for disabled lives are estimated using the present value of benefits method and experience assumptions as to claim terminations, expenses and interest. While management believes its disability income ("DI") reserves have been calculated on a reasonable basis and are adequate, there can be no assurance reserves will be sufficient to provide for future liabilities.

        Claim reserves and associated liabilities net of reinsurance ceded for individual DI and major medical policies were $91.2 million and $71.7 million at December 31, 2005 and 2004, respectively. At December 31, 2005 and 2004, respectively, $1,043.9 million and $1,081.5 million of DI reserves and associated liabilities were ceded through indemnity reinsurance agreements with a singular reinsurance group. Incurred benefits (benefits paid plus changes in claim reserves) and benefits paid for individual DI and major medical policies are summarized as follows:

                                                                  2005               2004                2003
                                                            -----------------  -----------------   -----------------
                                                                                 (IN MILLIONS)

       Incurred benefits related to current year..........   $        35.6      $        35.0       $       33.8
       Incurred benefits related to prior years...........            50.3               12.8               (2.8)
                                                            -----------------  -----------------   -----------------
       Total Incurred Benefits............................   $        85.9      $        47.8       $       31.0
                                                            =================  =================   =================

       Benefits paid related to current year..............   $        14.8      $        12.9       $       12.1
       Benefits paid related to prior years...............            44.7               33.1               34.9
                                                            -----------------  -----------------   -----------------
       Total Benefits Paid................................   $        59.5      $        46.0       $       47.0
                                                            =================  =================   =================

        Policyholders' Dividends
        ------------------------

        The amount of policyholders' dividends to be paid (including dividends on policies included in the Closed Block) is determined annually by AXA Equitable's board of directors. The aggregate amount of policyholders' dividends is related to actual interest, mortality, morbidity and expense experience for the year and judgment as to the appropriate level of statutory surplus to be retained by AXA Equitable.

        At December 31, 2005, participating policies, including those in the Closed Block, represent approximately 15.1% ($31.6 billion) of directly written life insurance in-force, net of amounts ceded.

        Separate Accounts
        -----------------

        Generally, Separate Accounts established under New York State Insurance Law generally are not chargeable with liabilities that arise from any other business of the Insurance Group. Separate Accounts assets are subject to General Account claims only to the extent Separate Accounts assets exceed Separate Accounts liabilities. Assets and liabilities of the Separate Accounts represent the net deposits and accumulated net investment earnings less fees, held primarily for the benefit of contractholders, and for which the Insurance Group does not bear the investment risk. Separate Accounts' assets and liabilities are shown on separate lines in the consolidated balance sheets. Assets held in the Separate Accounts are carried at quoted market values or, where quoted values are not readily available, at estimated fair values as determined by the Insurance Group. The assets and liabilities of three Separate Accounts are presented and accounted for as General Account assets and liabilities due to the fact that not all of the investment performance in those Separate Accounts is passed through to policyholders. Two of those Separate Accounts were reclassified to the General Account in connection with the adoption of SOP 03-1 as of January 1, 2004.

        The investment results of Separate Accounts on which the Insurance Group does not bear the investment risk are reflected directly in Separate Accounts liabilities and are not reported in revenues in the consolidated statements of earnings. For 2005, 2004 and 2003, investment results of such Separate Accounts were gains (losses) of $3,409.5 million, $2,191.4 million and $(466.2) million, respectively.

        Deposits to Separate Accounts are reported as increases in Separate Accounts liabilities and are not reported in revenues. Mortality, policy administration and surrender charges on all policies including those funded by Separate Accounts are included in revenues.

        Recognition of Investment Management Revenues and Related Expenses
        ------------------------------------------------------------------

        Commissions, fees and other income principally include Investment Management advisory and service fees. Investment Management advisory and services base fees, generally calculated as a percentage, referred to as "basis points", of assets under management for clients, are recorded as revenue as the related services are performed; they include brokerage transactions charges of Sanford C. Bernstein & Co., LLC ("SCB LLC"), a wholly owned subsidiary of AllianceBernstein, for certain retail, private client transactions and institutional investment client transactions. Certain investment advisory contracts provide for a performance-based fee in addition to or in lieu of a base fee that is calculated as either a percentage of absolute investment results or a percentage of the related investment results in excess of a stated benchmark over a specified period of time. Performance-based fees are recorded as revenue at the end of the measurement period. Institutional research services revenue consists of brokerage transaction charges received by SCB LLC and Sanford C. Bernstein Limited, a wholly owned subsidiary of AllianceBernstein, for in-depth research and other services provided to institutional investors. Brokerage transaction charges earned and related expenses are recorded on a trade date basis. Brokerage transaction charges earned and related expenses are recorded on a trade date basis. Distribution revenues and shareholder servicing fees are accrued as earned.

        Sales commissions paid to financial intermediaries in connection with the sale of shares of open-end AllianceBernstein mutual funds sold without a front-end sales charge are capitalized as deferred sales commissions and amortized over periods not exceeding five and one-half years, the periods of time during which deferred sales commissions are generally recovered from distribution services fees received from those funds and from contingent deferred sales charges ("CDSC") received from shareholders of those funds upon the redemption of their shares. CDSC cash recoveries are recorded as reductions in unamortized deferred sales commissions when received. At December 31, 2005 and 2004, respectively, net deferred sales commissions totaled $196.6 million and $254.5 million and are included within Other assets. The estimated amortization expense of deferred sales commission, based on December 31, 2005 net balance for each of the next five years is $84.9 million, $52.4 million, $34.3 million, $18.8 million and $5.5 million.

        AllianceBernstein's management tests the deferred sales commission asset for recoverability quarterly, or more often when events or changes in circumstances occur that could significantly increase the risk of impairment of the asset. AllianceBernstein's management determines recoverability by estimating undiscounted future cash flows to be realized from this asset, as compared to its recorded amount, as well as the estimated remaining life of the deferred sales commission asset over which undiscounted future cash flows are expected to be received. Undiscounted future cash flows consist of ongoing distribution services fees and CDSC. Distribution services fees are calculated as a percentage of average assets under management related to back-end load shares. CDSC is based on the lower of cost or current value, at the time of redemption, of back-end load shares redeemed and the point at which redeemed during the applicable minimum holding period under the mutual fund distribution system.

        Significant assumptions utilized to estimate future average assets under management and undiscounted future cash flows from back-end load shares include expected future market levels and redemption rates. Market assumptions are selected using a long-term view of expected average market returns based on historical returns of broad market indices. Future redemption rate assumptions are determined by reference to actual redemption experience over the one-year, three-year, and five-year periods ended December 31, 2005. These assumptions are updated periodically. Estimates of undiscounted future cash flows and the remaining life of the deferred sales commission asset are made from these assumptions and the aggregate undiscounted cash flows are compared to the recorded value of the deferred sales commission asset. AllianceBernstein's management considers the results of these analyses performed at various dates. If AllianceBernstein's management determines in the future that the deferred sales commission asset is not recoverable, an impairment condition would exist and a loss would be measured as the amount by which the recorded amount of the asset exceeds its estimated fair value. Estimated fair value is determined using AllianceBernstein's management's best estimate of future cash flows discounted to a present value amount.

        Other Accounting Policies
        -------------------------

        In accordance with SEC regulations, securities with a fair value of $1.72 billion and $1.49 billion have been segregated in a special reserve bank custody account at December 31, 2005 and 2004, respectively for the exclusive benefit of securities broker-dealer or brokerage customers under Rule 15c3-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

        Goodwill represents the excess of the purchase price over the fair value of identifiable assets of acquired companies, less accumulated amortization and relates principally to the Bernstein acquisition and purchases of AllianceBernstein units. Goodwill is tested annually for impairment. Goodwill, less accumulated amortization related to the Bernstein acquisition and purchases of AllianceBernstein Units totaled $3.6 billion at December 31, 2005 and 2004, respectively.

        Intangible assets related to the Bernstein acquisition and purchases of AllianceBernstein Units include costs assigned to contracts of businesses acquired. These costs continue to be amortized on a straight-line basis over estimated useful lives of twenty years. The gross carrying amount of AllianceBernstein related intangible assets were $564.1 million at December 31, 2005 and 2004, respectively and the accumulated amortization of these intangible assets were $208.5 million and $185.0 million at December 31, 2005, 2004 and 2003, respectively. Amortization expense related to the AllianceBernstein intangible assets totaled $23.5 million, $22.9 million and $21.9 million for 2005, 2004 and 2003, respectively.

        Capitalized internal-use software is amortized on a straight-line basis over the estimated useful life of the software and evaluated for impairment each reporting period.

        AXA Financial and certain of its consolidated subsidiaries, including the Company, file a consolidated Federal income tax return. Current Federal income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. Deferred income tax assets and liabilities are recognized based on the difference between financial statement carrying amounts and income tax bases of assets and liabilities using enacted income tax rates and laws.

        Minority interest subject to redemption rights represents the remaining
        16.3 million of private AllianceBernstein Units issued to former Bernstein shareholders in connection with AllianceBernstein's acquisition of Bernstein. AXA Financial agreed to provide liquidity to these former Bernstein shareholders after a two-year lockout period that ended October 2002. The Company acquired 10.7 million of the former Bernstein shareholders' AllianceBernstein Units in 2004. The outstanding
        16.3 million AllianceBernstein Units may be sold to AXA Financial at the prevailing market price over the remaining four years ending in 2009. Generally, not more than 20% of the original AllianceBernstein Units issued to the former Bernstein shareholders may be put to AXA Financial in any one annual period.

3)      INVESTMENTS

        The following tables provide additional information relating to fixed maturities and equity securities:

                                                                   GROSS              GROSS
                                              AMORTIZED          UNREALIZED         UNREALIZED         ESTIMATED
                                                 COST              GAINS              LOSSES           FAIR VALUE
                                            ---------------   -----------------  -----------------  ----------------
                                                                         (IN MILLIONS)

       DECEMBER 31, 2005
       -----------------
       Fixed Maturities:
         Available for Sale:
           Corporate.....................   $    23,222.8      $      977.4       $      190.7      $   24,009.5
           Mortgage-backed...............         2,386.3               8.3               39.3           2,355.3
           U.S. Treasury, government
             and agency securities.......         1,448.7              37.5                7.6           1,478.6
           States and political
             subdivisions................           193.4              19.1                 .3             212.2
           Foreign governments...........           238.2              40.9                 .1             279.0
           Redeemable preferred stock....         1,605.5             104.9               10.2           1,700.2
                                            ----------------- -----------------  -----------------  ----------------
             Total Available for Sale....   $    29,094.9      $    1,188.1       $      248.2      $   30,034.8
                                            ================= =================  =================  ================

       Equity Securities:
         Available for sale..............   $        45.7      $        2.1       $         .4      $       47.4
         Trading securities..............              .3                .9                 .1               1.1
                                            ----------------- -----------------  -----------------  ----------------
       Total Equity Securities...........   $        46.0      $        3.0       $         .5      $       48.5
                                            ================= =================  =================  ================

       December 31, 2004
       -----------------
       Fixed Maturities:
         Available for Sale:
           Corporate.....................   $    22,285.8      $    1,684.3       $       45.3      $   23,924.8
           Mortgage-backed...............         3,472.4              47.7                9.7           3,510.4
           U.S. Treasury, government
             and agency securities.......           964.1              54.9                1.3           1,017.7
           States and political
             subdivisions................           187.1              20.6                 .8             206.9
           Foreign governments...........           245.1              47.2                 .1             292.2
           Redeemable preferred stock....         1,623.1             151.4                4.2           1,770.3
                                            ----------------- -----------------  -----------------  ----------------
             Total Available for Sale....   $    28,777.6      $    2,006.1       $       61.4      $   30,722.3
                                            ================= =================  =================  ================

       Equity Securities:
         Available for sale..............   $         1.0      $        1.2       $         .1      $        2.1
         Trading securities..............              .4               1.0                 .2               1.2
                                            ----------------- -----------------  -----------------  ----------------
       Total Equity Securities...........   $         1.4      $        2.2       $         .3      $        3.3
                                            ================= =================  =================  ================


        For publicly traded fixed maturities and equity securities, estimated fair value is determined using quoted market prices. For fixed maturities without a readily ascertainable market value, the Company determines estimated fair values using a discounted cash flow approach, including provisions for credit risk, generally based on the assumption such securities will be held to maturity. Such estimated fair values do not necessarily represent the values for which these securities could have been sold at the dates of the consolidated balance sheets. At December 31, 2005 and 2004, securities without a readily ascertainable market value having an amortized cost of $4,307.8 million and $4,138.7 million, respectively, had estimated fair values of $4,492.4 million and $4,446.0 million, respectively.

        The contractual maturity of bonds at December 31, 2005 is shown below:

                                                                                        AVAILABLE FOR SALE
                                                                               -------------------------------------
                                                                                  AMORTIZED           ESTIMATED
                                                                                     COST             FAIR VALUE
                                                                               -----------------   -----------------
                                                                                          (IN MILLIONS)

       Due in one year or less................................................  $     1,285.2       $    1,300.1
       Due in years two through five..........................................        4,632.4            4,805.1
       Due in years six through ten...........................................       11,447.8           11,739.0
       Due after ten years....................................................        7,737.7            8,135.1
       Mortgage-backed securities.............................................        2,386.3            2,355.3
                                                                               -----------------   -----------------
       Total..................................................................  $    27,489.4       $   28,334.6
                                                                               =================   =================

        Bonds not due at a single maturity date have been included in the above table in the year of final maturity. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

        The Company's management, with the assistance of its investment advisors, monitors the investment performance of its portfolio. This review process includes a quarterly review of certain assets by the Insurance Group's Investments Under Surveillance Committee that evaluates whether any investments are other than temporarily impaired. Based on the analysis, a determination is made as to the ability of the issuer to service its debt obligations on an ongoing basis. If this ability is deemed to be other than temporarily impaired, then the appropriate provisions are taken.

        The following table discloses fixed maturities (1,797 issues) that have been in a continuous unrealized loss position for less than a twelve month period and greater than a twelve month period as of December 31, 2005:

                                  LESS THAN 12 MONTHS             12 MONTHS OR LONGER                   TOTAL
                             -------------------------------  ----------------------------   ----------------------------
                                                  GROSS                          GROSS                          GROSS
                                ESTIMATED      UNREALIZED      ESTIMATED      UNREALIZED      ESTIMATED      UNREALIZED
                                FAIR VALUE       LOSSES        FAIR VALUE       LOSSES        FAIR VALUE       LOSSES
                             ---------------  --------------  -------------  -------------   -------------  -------------
                                                                    (IN MILLIONS)

   Fixed Maturities:
     Corporate.............  $     6,386.3  $      146.9    $      815.4   $       43.8    $    7,201.7   $      190.7
     Mortgage-backed.......        1,735.9          27.4           299.3           11.9         2,035.2           39.3
     U.S. Treasury,
       government and
       agency securities...          676.4           6.2            61.9            1.4           738.3            7.6
     States and political
       subdivisions........           22.7            .3              -              -             22.7             .3
     Foreign governments...            1.4            -              5.8             .1             7.2             .1
     Redeemable
       preferred stock.....          396.5           8.9            16.9            1.3           413.4           10.2
                             -------------- --------------- -------------- --------------- -------------- ---------------

   Total Temporarily
     Impaired Securities ..  $     9,219.2  $      189.7    $    1,199.3   $       58.5    $   10,418.5   $      248.2
                             ============== =============== ============== =============== ============== ===============

        The Insurance Group's fixed maturity investment portfolio includes corporate high yield securities consisting primarily of public high yield bonds. These corporate high yield securities are classified as other than investment grade by the various rating agencies, i.e., a rating below Baa3/BBB- or National Association of Insurance Commissioners ("NAIC") designation of 3 (medium grade), 4 or 5 (below investment grade) or 6 (in or near default). At December 31, 2005, approximately $738.7 million or 2.5% of the $29,094.9 million aggregate amortized cost of fixed maturities held by the Company was considered to be other than investment grade.

        At December 31, 2005, the carrying value of fixed maturities which are non-income producing for the twelve months preceding the consolidated balance sheet date was $4.0 million.

        The Insurance Group holds equity in limited partnership interests and other equity method investments. The carrying values at December 31, 2005 and 2004 were $950.7 million and $891.0 million, respectively.

        The payment terms of mortgage loans on real estate may from time to time be restructured or modified. The investment in restructured mortgage loans on real estate, based on amortized cost, amounted to zero and $17.6 million at December 31, 2005 and 2004, respectively. Gross interest income on these loans included in net investment income aggregated $0.7 million, $6.9 million and $7.8 million in 2005, 2004 and 2003, respectively. Gross interest income on restructured mortgage loans on real estate that would have been recorded in accordance with the original terms of such loans amounted to $0.8 million, $8.5 million and $10.0 million in 2005, 2004 and 2003, respectively.

        Impaired mortgage loans along with the related investment valuation allowances for losses follow:

                                                                                         DECEMBER 31,
                                                                            ----------------------------------------
                                                                                  2005                  2004
                                                                            ------------------   -------------------
                                                                                         (IN MILLIONS)

       Impaired mortgage loans with investment valuation allowances.......   $        78.3        $        89.4
       Impaired mortgage loans without investment valuation allowances....             4.5                 10.7
                                                                            ------------------   -------------------
       Recorded investment in impaired mortgage loans.....................            82.8                100.1
       Investment valuation allowances....................................           (11.8)               (11.3)
                                                                            ------------------   -------------------
       Net Impaired Mortgage Loans........................................   $        71.0        $        88.8
                                                                            ==================   ===================

        During 2005, 2004 and 2003, respectively, the Company's average recorded investment in impaired mortgage loans was $91.2 million, $148.3 million and $180.9 million. Interest income recognized on these impaired mortgage loans totaled $8.9 million, $11.4 million and $12.3 million for 2005, 2004 and 2003, respectively.

        Mortgage loans on real estate are placed on nonaccrual status once management believes the collection of accrued interest is doubtful. Once mortgage loans on real estate are classified as nonaccrual loans, interest income is recognized under the cash basis of accounting and the resumption of the interest accrual would commence only after all past due interest has been collected or the mortgage loan on real estate has been restructured to where the collection of interest is considered likely. At December 31, 2005 and 2004, respectively, the carrying value of mortgage loans on real estate that had been classified as nonaccrual loans was $71.1 million and $79.2 million.

        The Insurance Group's investment in equity real estate is through direct ownership and through investments in real estate joint ventures. At December 31, 2005 and 2004, there was no equity real estate held-for-sale. For 2003, real estate of $2.8 million was acquired in satisfaction of debt; none was acquired in either 2005 or 2004. At December 31, 2005 and 2004, the Company owned $217.8 million and $218.8 million, respectively, of real estate acquired in satisfaction of debt of which zero and $2.2 million, respectively, are held as real estate joint ventures.

        Accumulated depreciation on real estate was $227.2 million and $207.5 million at December 31, 2005 and 2004, respectively. Depreciation expense on real estate totaled $22.6 million, $20.8 million and $38.8 million for 2005, 2004 and 2003, respectively.

        Investment valuation allowances for mortgage loans and equity real estate and changes thereto follow:

                                                                  2005               2004                2003
                                                            -----------------  -----------------   -----------------
                                                                                 (IN MILLIONS)

       Balances, beginning of year........................   $        11.3      $        20.5       $       55.0
       Additions charged to income........................             3.6                3.9               12.2
       Deductions for writedowns and
         asset dispositions...............................            (3.1)             (13.1)             (15.2)
       Deduction for transfer of real estate held-for-sale
         to real estate held for the production of income.              -                  -               (31.5)
                                                            -----------------  -----------------   -----------------
       Balances, End of Year..............................   $        11.8      $        11.3       $       20.5
                                                            =================  =================   =================

       Balances, end of year comprise:
         Mortgage loans on real estate....................   $        11.8      $        11.3       $       18.8
         Equity real estate...............................              -                  -                 1.7
                                                            -----------------  -----------------   -----------------
       Total..............................................   $        11.8      $        11.3       $       20.5
                                                            =================  =================   =================


4)      EQUITY METHOD INVESTMENTS

        Included in equity real estate or other equity investments, as appropriate, is the Company's interest in real estate joint ventures, limited partnership interests and investment companies accounted for under the equity method with a total carrying value of $1,070.4 million and $1,008.2 million, respectively, at December 31, 2005 and 2004. The Company's total equity in net earnings (losses) for these real estate joint ventures and limited partnership interests was $157.2 million, $66.2 million and $(4.3) million, respectively, for 2005, 2004 and 2003.

        Summarized below is the combined financial information only for those real estate joint ventures and for those limited partnership interests accounted for under the equity method in which the Company has an investment of $10.0 million or greater and an equity interest of 10% or greater (3 and 6 individual ventures at December 31, 2005 and 2004, respectively) and the Company's carrying value and equity in net earnings for those real estate joint ventures and limited partnership interests:

                                                                                           DECEMBER 31,
                                                                               -------------------------------------
                                                                                     2005                2004
                                                                               -----------------   -----------------
                                                                                          (IN MILLIONS)

       BALANCE SHEETS
       Investments in real estate, at depreciated cost........................  $        527.4      $       537.1
       Investments in securities, generally at estimated fair value...........           118.4              162.4
       Cash and cash equivalents..............................................            27.5               13.5
       Other assets...........................................................            18.6               23.0
                                                                               -----------------   -----------------
       Total Assets...........................................................  $        691.9      $       736.0
                                                                               =================   =================

       Borrowed funds - third party...........................................  $        282.7      $       254.3
       Other liabilities......................................................            12.4               17.4
                                                                               -----------------   -----------------
       Total liabilities......................................................           295.1              271.7
                                                                               -----------------   -----------------

       Partners' capital......................................................           396.8              464.3
                                                                               -----------------   -----------------
       Total Liabilities and Partners' Capital................................  $        691.9      $       736.0
                                                                               =================   =================

       The Company's Carrying Value in These Entities Included Above..........  $        135.6      $       168.8
                                                                               =================   =================

                                                                  2005               2004                2003
                                                            -----------------  -----------------   -----------------
                                                                                 (IN MILLIONS)

       STATEMENTS OF EARNINGS
       Revenues of real estate joint ventures.............   $        98.2      $        95.2       $       95.6
         Net revenues of other limited partnership
           interests......................................             6.3               19.8               26.0
       Interest expense - third party.....................           (18.2)             (16.9)             (18.0)
       Other expenses.....................................           (62.2)             (64.0)             (61.7)
                                                            -----------------  -----------------   -----------------
       Net Earnings.......................................   $        24.1      $        34.1       $       41.9
                                                            =================  =================   =================

       The Company's Equity in Net Earnings of These
         Entities Included Above..........................   $        11.6      $        11.0       $        5.0
                                                            =================  =================   =================


5)      NET INVESTMENT INCOME AND INVESTMENT GAINS (LOSSES)
        The sources of net investment income follow:

                                                                  2005               2004                2003
                                                            -----------------  -----------------   -----------------
                                                                                 (IN MILLIONS)

       Fixed maturities...................................   $     1,858.7      $     1,879.5       $    1,792.6
       Mortgage loans on real estate......................           238.2              249.6              279.5
       Equity real estate.................................           126.4              124.8              136.9
       Other equity investments...........................            73.0               78.4               49.3
       Policy loans.......................................           248.8              251.0              260.1
       Short Term Investments                                        123.7               61.5               53.3
       Other investment income............................            37.0               30.5               13.5
                                                            -----------------  -----------------   -----------------

         Gross investment income..........................         2,705.8            2,675.3            2,585.2

         Investment expenses..............................          (213.0)            (173.9)            (198.3)
                                                            -----------------  -----------------   -----------------

       Net Investment Income..............................   $     2,492.8      $     2,501.4       $    2,386.9
                                                            =================  =================   =================

        Investment gains (losses) by investment category, including changes in the valuation allowances, follow:

                                                                  2005               2004                2003
                                                            -----------------  -----------------   -----------------
                                                                                 (IN MILLIONS)

       Fixed maturities...................................   $        11.1      $        26.3       $     (100.7)
       Mortgage loans on real estate......................            (2.2)                .2                1.3
       Equity real estate.................................             3.9               11.6               26.8
       Other equity investments...........................            30.7               24.4                2.0
       Other..............................................            11.9                2.5                8.3
                                                            -----------------  -----------------   -----------------
         Investment Gains (Losses), Net...................   $        55.4      $        65.0       $      (62.3)
                                                            =================  =================   =================

        Writedowns of fixed maturities amounted to $31.2 million, $36.4 million and $193.2 million for 2005, 2004 and 2003, respectively. Writedowns of mortgage loans on real estate and equity real estate amounted to $1.7 million and zero, respectively, for 2005, $10.3 million and zero, respectively, for 2004 and $5.2 million and zero, respectively, for 2003.

        For 2005, 2004 and 2003, respectively, proceeds received on sales of fixed maturities classified as available for sale amounted to $2,220.0 million, $2,908.3 million and $4,773.5 million. Gross gains of $53.2 million, $47.7 million and $105.1 million and gross losses of $31.1 million, $9.7 million and $39.5 million, respectively, were realized on these sales. The change in unrealized investment gains (losses) related to fixed maturities classified as available for sale for 2005, 2004 and 2003 amounted to $(1,004.8) million, $0.8 million and $416.8 million, respectively.

        In 2005, 2004 and 2003, respectively, net unrealized holding gains (losses) on trading account equity securities of $6.0 million, $9.7 million and $2.1 million were included in net investment income in the consolidated statements of earnings. These trading securities had a carrying value of $120.0 million and $117.4 million and costs of $103.7 million and $107.2 million at December 31, 2005 and 2004, respectively.

        For 2005, 2004 and 2003, investment results passed through to certain participating group annuity contracts as interest credited to policyholders' account balances amounted to $68.6 million, $70.4 million and $76.5 million, respectively.

        Net unrealized investment gains (losses) included in the consolidated balance sheets as a component of accumulated other comprehensive income and the changes for the corresponding years, including Wind-up Annuities on a line-by-line basis, follow:

                                                                  2005               2004                2003
                                                            -----------------  -----------------   -----------------
                                                                                 (IN MILLIONS)

       Balance, beginning of year.........................   $       874.1      $       892.8       $      681.1
       Changes in unrealized investment gains (losses)....        (1,008.1)             (12.8)             440.8
       Changes in unrealized investment (gains) losses
         attributable to:
           Participating group annuity contracts,
              Closed Block policyholder dividend
              obligation and other........................           186.3               (1.5)             (53.0)
           DAC............................................           146.2               (2.5)             (65.7)
           Deferred income taxes..........................           233.8               (1.9)            (110.4)
                                                            -----------------  -----------------   -----------------
       Balance, End of Year...............................   $       432.3      $       874.1       $      892.8
                                                            =================  =================   =================

                                                                  2005                2004               2003
                                                            -----------------  ------------------- -----------------
                                                                                   (IN MILLIONS)

       Balance, end of year comprises:
         Unrealized investment gains (losses) on:
           Fixed maturities...............................   $       966.5      $     2,003.2       $    2,015.7
           Other equity investments.......................             1.7                1.2                1.5
           Other..........................................              -               (28.1)             (28.1)
                                                            -----------------  ------------------- -----------------
             Total........................................           968.2            1,976.3            1,989.1
         Amounts of unrealized investment (gains) losses
           attributable to:
             Participating group annuity contracts,
               Closed Block policyholder dividend
               obligation and other.......................           (89.4)            (275.7)            (274.2)
             DAC..........................................          (196.0)            (342.2)            (339.7)
             Deferred income taxes........................          (250.5)            (484.3)            (482.4)
                                                            -----------------  ------------------- -----------------
       Total..............................................   $       432.3      $       874.1       $      892.8
                                                            =================  =================== =================

        Changes in unrealized gains (losses) reflect changes in fair value of only those fixed maturities and equity securities classified as available for sale and do not reflect any changes in fair value of policyholders' account balances and future policy benefits.

6)      ACCUMULATED OTHER COMPREHENSIVE INCOME

        Accumulated other comprehensive income represents cumulative gains and losses on items that are not reflected in earnings. The balances for the past three years follow:

                                                                  2005               2004                2003
                                                            -----------------  -----------------   -----------------
                                                                                 (IN MILLIONS)

       Unrealized gains on investments....................   $       432.3      $       874.1       $      892.8
                                                            -----------------  -----------------   -----------------
       Total Accumulated Other
         Comprehensive Income.............................   $       432.3      $       874.1       $      892.8
                                                            =================  =================   =================

        The components of other comprehensive income for the past three years follow:

                                                                  2005               2004                2003
                                                            -----------------  -----------------   -----------------
                                                                                 (IN MILLIONS)

       Net unrealized gains (losses) on investments:
         Net unrealized gains arising during
           the period.....................................   $      (966.2)     $        69.4       $      416.6
         (Gains) losses reclassified into net earnings
           during the period..............................           (41.9)             (82.2)              24.2
                                                            -----------------  -----------------   -----------------
       Net unrealized gains on investments................        (1,008.1)             (12.8)             440.8
       Adjustments for policyholders liabilities,
           DAC and deferred income taxes..................           566.3               (5.9)            (229.1)
                                                            -----------------  -----------------   -----------------

       Change in unrealized (losses) gains, net of
           adjustments....................................          (441.8)             (18.7)             211.7
                                                            -----------------  -----------------   -----------------
       Total Other Comprehensive (Loss) Income............   $      (441.8)     $       (18.7)      $      211.7
                                                            =================  =================   =================


 7)     CLOSED BLOCK

        The excess of Closed Block liabilities over Closed Block assets (adjusted to exclude the impact of related amounts in accumulated other comprehensive income) represents the expected maximum future post-tax earnings from the Closed Block that would be recognized in income from continuing operations over the period the policies and contracts in the Closed Block remain in force. As of January 1, 2001, the Company has developed an actuarial calculation of the expected timing of the Closed Block earnings.

        If the actual cumulative earnings from the Closed Block are greater than the expected cumulative earnings, only the expected earnings will be recognized in net income. Actual cumulative earnings in excess of expected cumulative earnings at any point in time are recorded as a policyholder dividend obligation because they will ultimately be paid to Closed Block policyholders as an additional policyholder dividend unless offset by future performance that is less favorable than originally expected. If a policyholder dividend obligation has been previously established and the actual Closed Block earnings in a subsequent period are less than the expected earnings for that period, the policyholder dividend obligation would be reduced (but not below zero). If, over the period the policies and contracts in the Closed Block remain in force, the actual cumulative earnings of the Closed Block are less than the expected cumulative earnings, only actual earnings would be recognized in income from continuing operations. If the Closed Block has insufficient funds to make guaranteed policy benefit payments, such payments will be made from assets outside the Closed Block.

        Many expenses related to Closed Block operations, including amortization of DAC, are charged to operations outside of the Closed Block; accordingly, net revenues of the Closed Block do not represent the actual profitability of the Closed Block operations. Operating costs and expenses outside of the Closed Block are, therefore, disproportionate to the business outside of the Closed Block.

        Summarized financial information for the Closed Block follows:

                                                                               DECEMBER 31,         December 31,
                                                                                   2005                 2004
                                                                             -----------------    -----------------
                                                                                         (IN MILLIONS)

      CLOSED BLOCK LIABILITIES:
      Future policy benefits, policyholders' account balances and other....  $     8,866.1        $     8,911.5
      Policyholder dividend obligation.....................................           73.7                264.3
      Other liabilities....................................................           28.6                 25.9
                                                                             -----------------    -----------------
      Total Closed Block liabilities.......................................        8,968.4              9,201.7
                                                                             -----------------    -----------------

      ASSETS DESIGNATED TO THE CLOSED BLOCK:
      Fixed maturities, available for sale, at estimated fair value
        (amortized cost of $5,761.5 and $5,488.6)..........................        5,908.7              5,823.2
      Mortgage loans on real estate........................................          930.3              1,098.8
      Policy loans.........................................................        1,284.4              1,322.5
      Cash and other invested assets.......................................           56.2                 37.1
      Other assets.........................................................          304.4                348.7
                                                                             -----------------    -----------------
      Total assets designated to the Closed Block..........................        8,484.0              8,630.3
                                                                             -----------------    -----------------

      Excess of Closed Block liabilities over assets designated to
         the Closed Block..................................................          484.4                571.4

      Amounts included in accumulated other comprehensive income:
         Net unrealized investment gains, net of deferred income tax expense of $25.7 and $24.6 and policyholder dividend
           obligation of $73.7 and $264.3..................................           47.8                 45.7
                                                                             -----------------    -----------------

      Maximum Future Earnings To Be Recognized From Closed Block
         Assets and Liabilities............................................  $       532.2        $       617.1
                                                                             =================    =================

        Closed Block revenues and expenses follow:

                                                                  2005               2004                 2003
                                                             ----------------  -----------------   --------------------
                                                                                    (IN MILLIONS)
      REVENUES:
      Premiums and other income............................   $      449.3      $       471.0       $      508.5
      Investment income (net of investment
         expenses of $0, $0.3, and $2.4)...................          525.9              554.8              559.2
      Investment gains (losses), net.......................            1.2               18.6              (35.7)
                                                             ----------------  -----------------   --------------------
      Total revenues.......................................          976.4            1,044.4            1,032.0
                                                             ----------------  -----------------   --------------------

      BENEFITS AND OTHER DEDUCTIONS:
      Policyholders' benefits and dividends................          842.5              883.8              924.5
      Other operating costs and expenses...................            3.4                3.5                4.0
                                                             ----------------  -----------------   --------------------
      Total benefits and other deductions..................          845.9              887.3              928.5
                                                             ----------------  -----------------   --------------------

      Net revenues before income taxes.....................          130.5              157.1              103.5
      Income tax expense...................................          (45.6)             (56.4)             (37.5)
                                                             ----------------  -----------------   --------------------
      Net Revenues.........................................   $       84.9      $       100.7       $       66.0
                                                             ================  =================   ====================

         Reconciliation of the policyholder dividend obligation follows:

                                                                                           DECEMBER 31,
                                                                               -------------------------------------
                                                                                     2005                2004
                                                                               -----------------   -----------------
                                                                                          (IN MILLIONS)

       Balance at beginning of year..........................................   $        264.3      $       242.1
       Unrealized investment (losses) gains...................................          (190.6)              22.2
                                                                               -----------------   -----------------
       Balance at End of Year ................................................  $         73.7      $       264.3
                                                                               =================   =================

        Impaired mortgage loans along with the related investment valuation allowances follow:

                                                                                           DECEMBER 31,
                                                                               -------------------------------------
                                                                                     2005                2004
                                                                               -----------------   -----------------
                                                                                          (IN MILLIONS)

       Impaired mortgage loans with investment valuation allowances...........  $         59.1      $        59.5
       Impaired mortgage loans without investment valuation allowances........             4.0                2.3
                                                                               -----------------   -----------------
       Recorded investment in impaired mortgage loans.........................            63.1               61.8
       Investment valuation allowances........................................            (7.1)              (4.2)
                                                                               -----------------   -----------------
       Net Impaired Mortgage Loans............................................  $         56.0      $        57.6
                                                                               =================   =================

        During 2005, 2004 and 2003, the Closed Block's average recorded investment in impaired mortgage loans was $59.9 million, $64.2 million and $51.9 million, respectively. Interest income recognized on these impaired mortgage loans totaled $4.1 million, $4.7 million and $2.7 million for 2005, 2004 and 2003, respectively.

        Valuation allowances amounted to $7.1 million and $4.0 million on mortgage loans on real estate at December 31, 2005 and 2004, respectively. Writedowns of fixed maturities amounted to $7.7 million, $10.8 million and $37.8 million for 2005, 2004 and 2003, respectively.

8)      WIND-UP ANNUITIES

        Summarized financial information for Wind-up Annuities follows:

                                                                                          DECEMBER 31,
                                                                              --------------------------------------
                                                                                   2005                  2004
                                                                              ----------------     -----------------
                                                                                          (IN MILLIONS)

       BALANCE SHEETS
       Fixed maturities, available for sale, at estimated fair value
         (amortized cost of $796.9 and $643.6)..............................   $      823.5         $      702.1
       Equity real estate...................................................          197.5                190.1
       Mortgage loans on real estate........................................            6.7                 21.4
       Other invested assets................................................            3.2                  4.7
                                                                              ----------------     -----------------
         Total investments..................................................        1,030.9                918.3
       Cash and cash equivalents............................................             -                 150.2
       Other assets.........................................................           13.6                 33.3
                                                                              ----------------     -----------------
       Total Assets.........................................................   $    1,044.5         $    1,101.8
                                                                              ================     =================

       Policyholders liabilities............................................   $      817.2         $      844.6
       Allowance for future losses..........................................           60.1                132.7
       Other liabilities....................................................          167.2                124.5
                                                                              ----------------     -----------------
       Total Liabilities....................................................   $    1,044.5         $    1,101.8
                                                                              ================     =================

                                                                  2005               2004                2003
                                                            -----------------  -----------------   -----------------
                                                                                 (IN MILLIONS)

       STATEMENTS OF EARNINGS
       Investment income (net of investment
         expenses of $18.4, $17.2 and $21.0)..............   $        70.0      $        68.5       $       70.6
       Investment (losses) gains, net.....................             (.3)               3.6                5.4
                                                            -----------------  -----------------   -----------------
       Total revenues.....................................            69.7               72.1               76.0
                                                            -----------------  -----------------   -----------------
       Benefits and other deductions......................            87.1              (99.4)              89.4
       (Losses charged) earnings credited to allowance
         for future losses................................           (17.4)             (27.3)             (13.4)
                                                            -----------------  -----------------   -----------------
       Pre-tax loss from operations.......................              -                  -                  -
       Pre-tax earnings from releasing the allowance
         for future losses................................            23.2               12.0                5.2
       Income tax expense.................................            (8.0)              (4.1)              (1.8)
                                                            -----------------  -----------------   -----------------
       Earnings from Other
         Discontinued Operations..........................   $        15.2      $         7.9       $        3.4
                                                            =================  =================   =================

        The Company's quarterly process for evaluating the allowance for future losses applies the current period's results of Wind-up Annuities against the allowance, re-estimates future losses and adjusts the allowance, if appropriate. Additionally, as part of the Company's annual planning process, investment and benefit cash flow projections are prepared. These updated assumptions and estimates resulted in a release of allowance in each of the three years presented.

        During 2005, 2004 and 2003, Wind-up Annuities' average recorded investment in impaired mortgage loans was zero, $8.4 million and $16.2 million, respectively. Interest income recognized on these impaired mortgage loans totaled zero, $1.0 million and $1.3 million for 2005, 2004 and 2003, respectively.

9)     GMDB, GMIB AND NO LAPSE GUARANTEE FEATURES

        A) Variable Annuity Contracts - GMDB and GMIB
           ------------------------------------------

        The Company has certain variable annuity contracts with GMDB and GMIB features in-force that guarantee one of the following:

               o Return of Premium: the benefit is the greater of current account value or premiums paid (adjusted for withdrawals);

               o Ratchet: the benefit is the greatest of current account value, premiums paid (adjusted for withdrawals), or the highest account value on any anniversary up to contractually specified ages (adjusted for withdrawals);

               o Roll-Up: the benefit is the greater of current account value or premiums paid (adjusted for withdrawals) accumulated at contractually specified interest rates up to specified ages; or

               o Combo: the benefit is the greater of the ratchet benefit or the roll-up benefit.

        The following table summarizes the GMDB and GMIB liabilities, before reinsurance ceded, reflected in the General Account in future policy benefits and other policyholders liabilities in 2005:

                                                                  GMDB               GMIB               TOTAL
                                                            -----------------  -----------------   -----------------
                                                                                 (IN MILLIONS)

       Balance at January 1, 2003.........................   $       128.4      $       117.5       $      245.9
         Paid guarantee benefits..........................           (65.6)                -               (65.6)
         Other changes in reserve.........................             6.5              (31.9)             (25.4)
                                                            -----------------  -----------------   -----------------
       Balance at December 31, 2003.......................            69.3               85.6              154.9
         Paid guarantee benefits..........................           (46.8)                -               (46.8)
         Other changes in reserve.........................            45.1               32.0               77.1
                                                            -----------------  -----------------   -----------------
       Balance at December 31, 2004.......................            67.6              117.6              185.2
         Paid guarantee benefits..........................           (39.6)              (2.2)             (41.8)
         Other changes in reserve.........................            87.2               58.2              145.4
                                                            -----------------  -----------------   -----------------
       Balance at December 31, 2005.......................   $       115.2      $       173.6       $      288.8
                                                            =================  =================   =================

        Related GMDB reinsurance ceded amounts were:

                                                                   GMDB
                                                            -----------------

       Balance at January 1, 2003.........................   $        21.5
         Paid guarantee benefits..........................           (18.5)
         Other changes in reserve.........................            14.2
                                                            -----------------
       Balance at December 31, 2003.......................            17.2
         Paid guarantee benefits..........................           (12.9)
         Other changes in reserve.........................             6.0
                                                            -----------------
       Balance at December 31, 2004.......................            10.3
         Paid guarantee benefits..........................           (12.1)
         Other changes in reserve.........................            24.5
                                                            -----------------
       Balance at December 31, 2005.......................   $        22.7
                                                            =================

        The GMIB reinsurance contracts are considered derivatives and are reported at fair value; see Note 16 of Notes to Consolidated Financial Statements.

        The December 31, 2005 values for those variable annuity contracts with GMDB and GMIB features currently in-force are presented in the following table. For contracts with the GMDB feature, the net amount at risk in the event of death is the amount by which the GMDB benefits exceed related account values. For contracts with the GMIB feature, the net amount at risk in the event of annuitization is the amount by which the present value of the GMIB benefits exceeds related account values, taking into account the relationship between current annuity purchase rates and the GMIB guaranteed annuity purchase rates. Since variable annuity contracts with GMDB guarantees may also offer GMIB guarantees in the same contract, the GMDB and GMIB amounts listed are not mutually exclusive:

                                                   RETURN
                                                     OF
                                                   PREMIUM       RATCHET         ROLL-UP         COMBO           TOTAL
                                                -------------- -------------  --------------  -------------  ---------------
                                                                        (DOLLARS IN MILLIONS)

       GMDB:
       -----
         Account values invested in:
            General Account..................   $    11,773    $     239       $     120      $      553     $    12,685
            Separate Accounts................   $    21,028    $   6,931       $   7,802      $   15,383     $    51,144
         Net amount at risk, gross...........   $       574    $     455       $   1,800      $       56     $     2,885
         Net amount at risk, net of amounts
           reinsured.........................   $       573    $     308       $   1,091      $       56     $     2,028
         Average attained age of
           contractholders...................          49.5         60.6            63.4            60.8            52.3
         Percentage of contractholders
           over age 70.......................           7.4%        22.2%           30.9%           21.0%           11.3%
         Range of contractually specified
            interest rates...................          N/A           N/A          3% - 6%        3% - 6%

       GMIB:
       -----
         Account values invested in:
            General Account..................          N/A           N/A       $       -      $      775     $       775
            Separate Accounts................          N/A           N/A       $   5,512      $   21,165     $    26,677
         Net amount at risk, gross...........          N/A           N/A       $     389      $        -     $       389
         Net amount at risk, net of amounts
           reinsured.........................          N/A           N/A       $      98      $        -     $        98
         Weighted average years remaining
           until annuitization...............          N/A           N/A             2.9             8.8             7.3
         Range of contractually specified
           interest rates....................          N/A           N/A          3% - 6%         3% - 6%

        B) Separate Account Investments by Investment Category Underlying GMDB
           -------------------------------------------------------------------
           and GMIB Features
           -----------------

        The total account values of variable annuity contracts with GMDB and GMIB features include amounts allocated to the guaranteed interest option which is part of the General Account and variable investment options which invest through Separate Accounts in variable insurance trusts. The following table presents the aggregate fair value of assets, by major investment category, held by Separate Accounts that support variable annuity contracts with GMDB and GMIB benefits and guarantees. The investment performance of the assets impacts the related account values and, consequently, the net amount of risk associated with the GMDB and GMIB benefits and guarantees. Since variable annuity contracts with GMDB benefits and guarantees may also offer GMIB benefits and guarantees in each contract, the GMDB and GMIB amounts listed are not mutually exclusive:

               INVESTMENT IN VARIABLE INSURANCE TRUST MUTUAL FUNDS

                                                                                   DECEMBER 31,       December 31,
                                                                                       2005               2004
                                                                                  ----------------  ------------------
                                                                                             (IN MILLIONS)

       GMDB:
          Equity...............................................................    $   35,857        $    32,055
          Fixed income.........................................................         4,353              4,190
          Balanced.............................................................         9,121              5,337
          Other................................................................         1,813              1,551
                                                                                  ----------------  ------------------
          Total................................................................    $   51,144        $    43,133
                                                                                  ================  ==================

       GMIB:
          Equity...............................................................    $   17,540        $    14,325
          Fixed income.........................................................         2,608              2,425
          Balanced.............................................................         5,849              2,768
          Other................................................................           680                565
                                                                                  ----------------  ------------------
          Total................................................................    $   26,677        $    20,083
                                                                                  ================  ==================

        C) Hedging Programs for GMDB and GMIB Features
           -------------------------------------------

        In 2003, the Company initiated a program intended to hedge certain risks associated with the GMDB feature of the Accumulator(R) series of variable annuity products sold beginning April 2002. In 2004, the program was expanded to include hedging for certain risks associated with the GMIB feature of the Accumulator(R) series of variable annuity products sold beginning 2004. This program currently utilizes exchange-traded futures contracts that are dynamically managed in an effort to reduce the economic impact of unfavorable changes in GMDB and GMIB exposures attributable to movements in the equity and fixed income markets. At December 31, 2005, the total account value and net amount at risk of the hedged Accumulator(R) series of variable annuity contracts were $29,290 million and $71 million, respectively, with the GMDB feature and $14,164 million and zero, respectively, with the GMIB feature.

        Although these programs are designed to provide economic protection against the impact adverse market conditions may have with respect to GMDB and GMIB guarantees, they do not qualify for hedge accounting treatment under SFAS No. 133. Therefore, SFAS No. 133 requires gains or losses on the futures contracts used in these programs, including current period changes in fair value, to be recognized in investment income in the period in which they occur, and may contribute to earnings volatility.

        D) Variable and Interest-Sensitive Life Insurance Policies - No Lapse
           ------------------------------------------------------------------
           Guarantee
           ---------

        The no lapse guarantee feature contained in variable and interest-sensitive life insurance policies keeps them in force in situations where the policy value is not sufficient to cover monthly charges then due. The no lapse guarantee remains in effect so long as the policy meets a contractually specified premium funding test and certain other requirements.

        The following table summarizes the no lapse guarantee liabilities reflected in the General Account in future policy benefits and other policyholders liabilities, and related reinsurance ceded:















                                                                  DIRECT           REINSURANCE
                                                                LIABILITY             CEDED                NET
                                                             -----------------   -----------------   -----------------
                                                                                  (IN MILLIONS)

       Balance at January 1, 2004.........................    $        37.4       $         -         $       37.4
         Impact of adoption of SOP 03-1...................            (23.4)              (1.7)              (25.1)
         Other changes in reserve.........................              6.5               (4.4)                2.1
                                                             -----------------   -----------------   -----------------
       Balance at December 31, 2004.......................             20.5               (6.1)               14.4
          Other changes in reserve........................             14.3              (14.3)                 -
                                                             -----------------   -----------------   -----------------
       Balance at December 31, 2005.......................    $        34.8       $      (20.4)       $       14.4
                                                             =================   =================   =================

10)     SHORT-TERM AND LONG-TERM DEBT

        Short-term and long-term debt consists of the following:

                                                                                          DECEMBER 31,
                                                                              --------------------------------------
                                                                                   2005                  2004
                                                                              ----------------     -----------------
                                                                                          (IN MILLIONS)

       Short-term debt:
       Current portion of long-term debt....................................   $      399.7         $      399.9
       Promissory note, 3.84% ..............................................          248.3                248.3
                                                                              ----------------     -----------------
       Total short-term debt................................................          648.0                648.2
                                                                              ----------------     -----------------

       Long-term debt:
       AXA Equitable:
         Surplus Notes, 7.70%, due 2015.....................................          199.8                199.8
                                                                              ----------------     -----------------
             Total AXA Equitable............................................          199.8                199.8
                                                                              ----------------     -----------------

       AllianceBernstein:
         Senior Notes, 5.625%, due 2006.....................................             -                 399.2
         Other..............................................................            7.6                  8.3
                                                                              ----------------     -----------------
             Total AllianceBernstein........................................            7.6                407.5
                                                                              ----------------     -----------------

       Total long-term debt.................................................          207.4                607.3
                                                                              ----------------     -----------------

       Total Short-term and Long-term Debt..................................   $      855.4         $    1,255.5
                                                                              ================     =================

        Short-term Debt
        ---------------

        AXA Equitable discontinued its commercial paper program concurrent with the maturity of its $350.0 million credit facility during the fourth quarter of 2004.

        On July 9, 2004, AXA and certain of its subsidiaries entered into a
        (euro)3.5 billion global credit facility which matures July 9, 2009, with a group of 30 commercial banks and other lenders. Under the terms of the revolving credit facility, up to $500.0 million is available to AXA Financial, the parent of AXA Equitable.

        AXA Equitable has a $350.0 million, one-year promissory note, of which $101.7 million is included within Wind-up Annuities. The promissory note, which matures in March 2006, is related to wholly owned real estate. Certain terms of the promissory note, such as interest rate and maturity date, are negotiated annually.

        At December 31, 2005 and 2004, the Company had pledged real estate of $320.8 million and $307.1 million, respectively, as collateral for certain short-term debt.

        In August 2001, AllianceBernstein issued $400.0 million 5.625% notes pursuant to a shelf registration statement under which AllianceBernstein may issue up to $600.0 million in senior debt securities. These AllianceBernstein notes mature in August 2006 and are redeemable at any time. The proceeds from the AllianceBernstein notes were used to reduce commercial paper and credit facility borrowings and for other general partnership purposes.

        Since 1998, AllianceBernstein has had a $425.0 million commercial paper program. In September 2002, AllianceBernstein entered into an $800.0 million five-year revolving credit facility with a group of commercial banks and other lenders. Of the $800.0 million total, $425.0 million is intended to provide back-up liquidity for AllianceBernstein's $425.0 million commercial paper program, with the balance available for general purposes. Under this revolving credit facility, the interest rate, at the option of AllianceBernstein, is a floating rate generally based upon a defined prime rate, a rate related to the London Interbank Offered Rate ("LIBOR") or the Federal funds rate. The revolving credit facility contains covenants that, among other things, require AllianceBernstein to meet certain financial ratios. AllianceBernstein was in compliance with the covenants at December 31, 2005. On February 17, 2006, Alliance Bernstein replaced the existing agreement with a new $800.0 million five-year revolving credit facility with substantially identical terms.

        At December 31, 2005, no borrowings were outstanding under AllianceBernstein's commercial paper program or revolving credit facilities.

        At December 31, 2005, AllianceBernstein maintained a $100.0 million extendible commercial notes ("ECN") program as a supplement to its $425.0 million commercial paper program. ECNs are short-term uncommitted debt instruments that do not require back-up liquidity support. At December 31, 2005, no amounts were outstanding under the ECN program.

        Long-term Debt
        --------------

        At December 31, 2005, the Company was not in breach of any debt covenants.

        At December 31, 2005, aggregate maturities of the long-term debt based on required principal payments at maturity were $400.0 million for 2006, $7.6 million for 2007, zero for 2008, 2009, 2010, and $200.0 million thereafter.

11)     INCOME TAXES

        A summary of the income tax expense in the consolidated statements of earnings follows:

                                                                  2005               2004                2003
                                                            -----------------  -----------------   -----------------
                                                                                 (IN MILLIONS)

       Income tax expense:
         Current expense .................................   $       237.5      $       358.9       $      112.5
         Deferred expense.................................           282.0               37.4              128.0
                                                            -----------------  -----------------   -----------------
       Total..............................................   $       519.5      $       396.3       $      240.5
                                                            =================  =================   =================

        The income taxes attributable to consolidated operations are different from the amounts determined by multiplying the earnings before income taxes and minority interest by the expected income tax rate of 35%. The sources of the difference and their tax effects follow:

                                                                  2005               2004                2003
                                                            -----------------  -----------------   -----------------
                                                                                 (IN MILLIONS)

       Expected income tax expense........................   $       715.8      $       586.0       $      332.6
       Minority interest..................................          (175.9)            (110.4)             (58.7)
       Separate Account investment activity...............           (87.2)             (63.3)             (29.1)
       Non-taxable investment income......................           (19.7)             (22.6)             (20.8)
       Non-deductible penalty.............................             1.1                 -                14.8
       Adjustment of tax audit reserves...................            11.1                7.7               (9.9)
       Non-deductible goodwill and other intangibles......             2.8                2.7                 -
       State income taxes.................................            28.3                 -                  -
       AllianceBernstein Federal and foreign taxes........            41.4                 -                  -
       Other..............................................             1.8               (3.8)              11.6
                                                            -----------------  -----------------   -----------------
       Income Tax Expense.................................   $       519.5      $       396.3       $      240.5
                                                            =================  =================   =================

        The components of the net deferred income taxes are as follows:

                                                       DECEMBER 31, 2005                  December 31, 2004
                                                --------------------------------   ---------------------------------
                                                    ASSETS        LIABILITIES          Assets         Liabilities
                                                ---------------  ---------------   ---------------  ----------------
                                                                           (IN MILLIONS)

       Compensation and related benefits......   $        -       $      285.3      $        -       $      213.9
       Reserves and reinsurance...............         929.2                -             945.1                -
       DAC....................................            -            2,200.6               -            2,026.8
       Unrealized investment gains............            -              250.7               -              483.7
       Investments............................            -              739.5               -              557.9
       Other..................................         107.2                -                -               41.9
                                                ---------------  ---------------   ---------------  ----------------
       Total..................................   $   1,036.4      $    3,476.1      $     945.1      $    3,324.2
                                                ===============  ===============   ===============  ================

        In 2003, the IRS commenced an examination of the AXA Financial Group's consolidated Federal income tax returns, which includes the Company, for the years 1997 through 2001. While that audit process is not yet complete, the IRS began an examination of AXA Financial Group's consolidated 2002 and 2003 returns during 2005. Management believes these audits will have no material adverse effect on the Company's consolidated results of operations or financial position.

12)     REINSURANCE AGREEMENTS

        The Insurance Group assumes and cedes reinsurance with other insurance companies. The Insurance Group evaluates the financial condition of its reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. Ceded reinsurance does not relieve the originating insurer of liability.

        The Insurance Group reinsured most of its new variable life, universal life and term life policies on an excess of retention basis. Through October 2005, the Insurance Group retained mortality risk up to a maximum of $15 million on single-life policies and $20 million on second-to-die policies with the excess 100% reinsured. In November 2005, the Insurance Group increased the retention on single life policies to $25 million and on second to die policies to $30 million with the excess 100% reinsured. For certain segments of its business, the Insurance Group ceded 50% of the business underwritten by AXA Equitable on a guaranteed or simplified issue basis was ceded on a yearly renewable term basis. The Insurance Group also reinsures the entire risk on certain substandard underwriting risks and in certain other cases. Likewise, certain risks that would otherwise be reinsured on a proportional basis have been retained.

        At December 31, 2005, the Company had reinsured in the aggregate approximately 29.7% of its current exposure to the GMDB obligation on annuity contracts in-force and, subject to certain maximum amounts or caps in any one period, approximately 74.8% of its current liability exposure resulting from the GMIB feature. See Note 9 of Notes to Consolidated Financial Statements.

        Based on management's estimates of future contract cash flows and experience, the estimated fair values of the GMIB reinsurance contracts, considered derivatives under SFAS No. 133, at December 31, 2005 and 2004 were $132.6 million and $90.0 million, respectively. The increase (decrease) in estimated fair value was $42.6 million, $61.0 million and $(91.0) million for 2005, 2004 and 2003, respectively.

        At December 31, 2005 and 2004, respectively, reinsurance recoverables related to insurance contracts amounted to $2.60 billion and $2.55 billion. Reinsurance payables related to insurance contracts totaling $39.7 million and $35.5 million are included in other liabilities in the consolidated balance sheets.

        The Insurance Group cedes substantially all of its group life and health business to a third party insurer. Insurance liabilities ceded totaled $288.4 million and $381.1 million at December 31, 2005 and 2004, respectively.

        The Insurance Group also cedes a portion of its extended term insurance and paid up life insurance and substantially all of its individual disability income business through various coinsurance agreements.

        In addition to the sale of insurance products, the Insurance Group acts as a professional retrocessionaire by assuming life reinsurance from professional reinsurers. The Insurance Group has also assumed accident, health, aviation and space risks by participating in or reinsuring various reinsurance pools and arrangements. Reinsurance assumed reserves at December 31, 2005 and 2004 were $624.6 million and $653.0 million, respectively.

        The following table summarizes the effect of reinsurance (excluding group life and health):

                                                                  2005               2004                2003
                                                            -----------------  -----------------   -----------------
                                                                                 (IN MILLIONS)

       Direct premiums....................................   $       901.0      $       828.9       $      913.8
       Reinsurance assumed................................           170.1              191.2              153.2
       Reinsurance ceded..................................          (189.4)            (140.5)            (177.6)
                                                            -----------------  -----------------   -----------------
       Premiums...........................................   $       881.7      $       879.6       $      889.4
                                                            =================  =================   =================

       Universal Life and Investment-type Product
         Policy Fee Income Ceded..........................   $       169.3      $       134.8       $      100.3
                                                            =================  =================   =================
       Policyholders' Benefits Ceded......................   $       300.2      $       361.0       $      390.9
                                                            =================  =================   =================
       Interest Credited to Policyholders' Account
         Balances Ceded...................................   $        50.9      $        50.2       $       49.7
                                                            =================  =================   =================


13)     EMPLOYEE BENEFIT PLANS

        The Company (other than AllianceBernstein) sponsors qualified and non-qualified defined benefit plans covering substantially all employees (including certain qualified part-time employees), managers and certain agents. These pension plans are non-contributory and their benefits are based on a cash balance formula or, for certain participants, years of service and final average earnings, if greater, under certain grandfathering rules in the plans. AllianceBernstein maintains a qualified, non-contributory, defined benefit retirement plan covering current and former employees who were employed by AllianceBernstein in the United States prior to October 2, 2000. AllianceBernstein's benefits are based on years of credited service, average final base salary and primary social security benefits. The Company uses a December 31 measurement date for its pension and postretirement plans.

        Generally, the Company's funding policy is to make the minimum contribution required by the Employee Retirement Income Security Act of 1974 ("ERISA"). The Company made cash contributions of $78.7 million in 2005. No significant cash contributions to the Company's qualified plans are expected to be required to satisfy their minimum funding requirements for the year ended 2006.

        Components of net periodic pension expense follow:

                                                                  2005               2004                2003
                                                            -----------------  -----------------   -----------------
                                                                                 (IN MILLIONS)

       Service cost.......................................   $        36.0      $        34.6       $       31.8
       Interest cost on projected benefit obligations.....           123.7              121.9              122.6
       Expected return on assets..........................          (173.7)            (170.9)            (173.9)
       Net amortization and deferrals.....................            78.8               64.7               53.4
                                                            -----------------  -----------------   -----------------
       Net Periodic Pension Expense.......................   $        64.8      $        50.3       $       33.9
                                                            =================  =================   =================

        The projected benefit obligations under the pension plans were comprised of:

                                                                                           DECEMBER 31,
                                                                               -------------------------------------
                                                                                     2005                2004
                                                                               -----------------   -----------------
                                                                                          (IN MILLIONS)

       Benefit obligations, beginning of year.................................  $     2,212.0       $    2,013.3
       Service cost...........................................................           30.0               28.6
       Interest cost..........................................................          123.7              121.9
       Actuarial losses ......................................................          128.7              184.0
       Benefits paid..........................................................         (128.9)            (135.8)
                                                                               -----------------   -----------------
       Benefit Obligations, End of Year.......................................  $     2,365.5       $    2,212.0
                                                                               =================   =================

        The change in plan assets and the funded status of the pension plans was as follows:

                                                                                             DECEMBER 31,
                                                                                  -----------------------------------
                                                                                       2005               2004
                                                                                  ----------------  -----------------
                                                                                            (IN MILLIONS)

       Plan assets at fair value, beginning of year.............................. $    2,126.7       $     2,015.1
       Actual return on plan assets..............................................        208.9               243.9
       Contributions.............................................................         78.5                11.4
       Benefits paid and fees....................................................       (135.6)             (143.7)
                                                                                  ----------------  -----------------
       Plan assets at fair value, end of year....................................      2,278.5             2,126.7
       Projected benefit obligations.............................................      2,365.5             2,212.0
                                                                                  ----------------  -----------------
       (Underfunding) excess of plan assets over projected benefit obligations...        (87.0)              (85.3)
       Unrecognized prior service cost...........................................        (24.4)              (29.8)
       Unrecognized net loss from past experience different
         from that assumed.......................................................        957.3               947.5
       Unrecognized net asset at transition......................................         (1.0)               (1.3)
                                                                                  ----------------  -----------------
       Prepaid Pension Cost, Net................................................. $      844.9       $       831.1
                                                                                  ================  =================

        The prepaid pension costs for pension plans with projected benefit obligations in excess of plan assets were $868.3 million and $852.4 million and the accrued liabilities for pension plans with accumulated benefit obligations in excess of plan assets were $23.4 million and $21.3 million at December 31, 2005 and 2004, respectively.

        The following table discloses the estimated fair value of plan assets and the percentage of estimated fair value to total plan assets:

                                                                              DECEMBER 31,
                                                         ------------------------------------------------------------
                                                                   2005                             2004
                                                         --------------------------------  --------------------------
                                                                                 (IN MILLIONS)
                                                                ESTIMATED                       Estimated
                                                                FAIR VALUE           %          Fair Value      %
                                                         ------------------------- ------  ------------------ ------

       Corporate and government debt securities........    $       452.3           19.9    $      450.1       21.2
       Equity securities...............................          1,526.5           67.0         1,468.0       69.0
       Equity real estate .............................            221.8            9.7           192.8        9.1
       Short-term investments..........................             77.9            3.4            14.9         .7
       Other...........................................               -               -              .9          -
                                                         -------------------------         ------------------
       Total Plan Assets...............................    $     2,278.5                   $    2,126.7
                                                         =========================         ==================

        The primary investment objective of the plans of the Company is to maximize return on assets, giving consideration to prudent risk. The asset allocation is designed with a long-term investment horizon, based on target investment of 65% equities, 25% fixed income and 10% real estate. Emphasis is given to equity investments, given their higher expected rate of return. Fixed income investments are included to provide less volatile return. Real estate investments offer diversity to the total portfolio and long-term inflation protection.

        A secondary investment objective of the plans of the Company is to minimize variation in annual net periodic pension cost over the long term and to fund as much of the future liability growth as practical. Specifically, a reasonable total rate of return is defined as income plus realized and unrealized capital gains and losses such that the growth in projected benefit obligation is less than the return on investments plus contributions.

        The assumed discount rates for measurement of the benefit obligations at December 31, 2005 and 2004 each reflect the rates at which pension benefits then could be effectively settled. Specifically at December 31, 2005, projected nominal cash outflows to fund expected annual benefits payments under the Company's qualified and non-qualified pension and postretirement benefit plans were discounted using a published high-quality bond yield curve. The discount rate of 5.25% disclosed below as having been used to measure the benefits obligation at December 31, 2005 represents the blended or level equivalent discount rate that produces the same present value measure of the benefits obligation as the aforementioned discounted cash flow analysis. This methodology is a refinement from that used at December 31, 2004 and years prior thereto for purpose of measuring the benefits obligation, for which the assumed discount rate was estimated by benchmarking off of a published long-term bond index determined to be consistent with the timing and amount of expected benefit payments. The following table discloses the weighted-average assumptions used to measure the Company's pension benefit obligations and net periodic pension cost at and for the years ended December 31, 2005 and 2004.

                                                                                     AXA FINANCIAL GROUP
                                                                               --------------------------------
                                                                                   2005               2004
                                                                                   ----               ----
       Discount rate:
         Benefit obligation...............................................        5.25%              5.75%
         Periodic cost....................................................        5.75%              6.25%

       Rate of compensation increase:
         Benefit obligation and periodic cost.............................        6.00%              5.75%
       Expected long-term rate of return on plan assets (periodic cost)...        8.50%              8.50%

        As noted above, the pension plans' target asset allocation is 65% equities, 25% fixed maturities, and 10% real estate. Management reviewed the historical investment returns and future expectations of returns from these asset classes to conclude that a long-term expected rate of return of 8.5% is reasonable.

        The aggregate accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $66.9 million and $47.9 million at December 31, 2005 and $59.3 million and $40.7 million at December 31, 2004, respectively. The accumulated benefit obligation for all defined benefit pension plans was $2,289.9 million and $ 2,072.6 million at December 31, 2005 and 2004, respectively. The aggregate projected benefit obligation for pension plans with projected benefit obligations in excess of plan assets was $2,365.5 million at December 31, 2005 and $2,212.0 million at December 31, 2004.

        Prior to 1987, the pension plan funded participants' benefits through the purchase of non-participating annuity contracts from AXA Equitable. Benefit payments under these contracts were approximately $21.7 million, $23.2 million and $24.5 million for 2005, 2004 and 2003, respectively.

        The following table sets forth an estimate of future benefits expected to be paid in each of the next five years, beginning January 1, 2006, and in the aggregate for the five years thereafter. These estimates are based on the same assumptions used to measure the respective benefit obligations at December 31, 2005 and include benefits attributable to estimated future employee service.


                                              Pension Benefits
                                            --------------------
                                               (In Millions)

                  2006......................$      158.2
                  2007......................       169.1
                  2008......................       169.4
                  2009......................       172.5
                  2010......................       174.2
                 Years 2011-2015............       889.8

       The Medicare Prescription Drug, Improvement and Modernization Act of 2003 introduced a prescription drug benefit under Medicare Part D that would go into effect in 2006 as well as a Federal subsidy to employers whose plans provide an "actuarially equivalent" prescription drug benefit. In 2005, following the issuance of regulations, management and its actuarial advisors concluded that the prescription drug benefits provided under the Company's retiree medical plans are actuarially equivalent to the new Medicare prescription drug benefits. Consequently, the estimated subsidy has been reflected in measurements of the accumulated postretirement benefits obligations for these plans as of January 1, 2005, and the resulting aggregate reduction of $51.9 million is accounted for prospectively as an actuarial experience gain in accordance with FSP No. 106-2. The impact of the MMA, including the effect of the subsidy, resulted in a decrease in the annual net periodic postretirement benefits costs for 2005 of approximately $7.4 million.

       AllianceBernstein maintains several unfunded deferred compensation plans for the benefit of certain eligible employees and executives. The AllianceBernstein Capital Accumulation Plan was frozen on December 31, 1987 and no additional awards have been made. For the active plans, benefits vest over a period ranging from 3 to 8 years and are amortized as compensation and benefit expense. ACMC, Inc. ("ACMC"), a subsidiary of the Company, is obligated to make capital contributions to AllianceBernstein in amounts equal to benefits paid under the AllianceBernstein Capital Accumulation Plan and the contractual unfunded deferred compensation arrangements. In connection with the acquisition of Bernstein, AllianceBernstein agreed to invest $96.0 million per annum for three years to fund purchases of AllianceBernstein Holding units or an AllianceBernstein sponsored money market fund in each case for the benefit of certain individuals who were stockholders or principals of Bernstein or hired to replace them. The Company has recorded compensation and benefit expenses in connection with these deferred compensation plans totaling $186.2 million, $146.7 million and $124.2 million for 2005, 2004 and 2003, respectively (including $29.1 million, $61.3 million and $85.1 million for 2005, 2004 and 2003, respectively, relating to the Bernstein deferred compensation plan).

14)     DERIVATIVES AND FAIR VALUE OF FINANCIAL INSTRUMENTS

        Derivatives
        -----------

        The Insurance Group primarily uses derivatives for asset/liability risk management, for hedging individual securities and certain equity exposures and to reduce the Insurance Group's exposure of interest rate fluctuations. Various derivative instruments are used to achieve these objectives, including interest rate floors and interest rate swaps. In addition, the Company periodically enters into futures contracts to hedge certain equity exposures, including the program to hedge certain risks associated with the GMDB/GMIB features of the Accumulator series of annuity products. At December 31, 2005, the Company's outstanding equity-based futures contracts were exchanged-traded and net settled each day. Also, the Company has purchased reinsurance contracts to mitigate the risks associated with the impact of potential market fluctuations on future policyholder elections of GMIB features contained in annuity contracts issued by the Company. See Note 12 to Notes to Consolidated Financial Statements.

        Margins on individual insurance and annuity contracts are affected by interest rate fluctuations. If interest rates fall, crediting interest rates and dividends would be adjusted subject to competitive pressures. In addition, policies are subject to minimum rate guarantees. To hedge exposure to lower interest rates, the Company has used interest rate floors. At December 31, 2005 and 2004, respectively the outstanding notional amount of interest rate floors was $24.0 billion and $12.0 billion. For 2005 and 2004, respectively, net unrealized losses of $3.7 million and $3.9 million were recognized from floor contracts. These derivatives do not qualify for hedge accounting treatment under GAAP.

        The Company issues certain variable annuity products with GMDB and GMIB features. The risk associated with the GMDB feature is that under-performance of the financial markets could result in GMDB benefits, in the event of death, being higher than what accumulated policyholder account balances would support. The risk associated with the GMIB feature is that under-performance of the financial markets could result in GMIB benefits, in the event of election, being higher than what accumulated policyholders account balances would support. The Company initiated a dynamic hedging program in the third quarter 2003, utilizing exchange traded futures contracts, to hedge certain risks associated with the GMDB feature of certain annuity products with a total account value of $29,290 million at December 31, 2005 and, in 2004, initiated a similar program to hedge certain risks associated with the GMIB feature of certain annuity products with a total account value of $14,164 million at December 31, 2005. The futures contracts are managed to correlate with changes in the value of the GMDB and GMIB feature that result from financial markets movements. AXA Financial Group retains basis risk and risk associated with actual versus expected assumptions for mortality, lapse and election rate. This program does not qualify for hedge accounting treatment under GAAP. At December 31, 2005, the Company had open exchange-traded futures positions on the S&P 500, Russell 1000 and

        NASDAQ 100 indices, having aggregate notional totals of $1,848.0 million and initial margin requirements of $99.4 million. Contracts are net settled daily. At December 31, 2005, the Company had open exchange-traded futures positions on the 10-year U.S. Treasury Note, having aggregate notional totals $286.6 million and initial margin requirements of $5.0 million. Contracts are net settled daily. For 2005 and 2004, net realized gains (losses) of $(140.9) million and $(63.1) million and net unrealized gains (losses) of $59.2 million and (20.6) million were recognized from futures contracts utilized in this program and were partially offset by similar declines in the GMDB and GMIB reserve. AXA Equitable is exposed to equity market fluctuations through investments in its variable annuity Separate Accounts. In 2005, AXA Equitable initiated a program utilizing exchange traded equity futures designed to minimize such risk. At December 31, 2005, AXA Equitable had open exchange-traded futures positions with an aggregate notional amount of $73.3 million and an initial margin requirement of $4.0 million.

        The Company is exposed to counterparty risk attributable to hedging transactions entered into with counterparties. Exposure to credit risk is controlled with the respect to each counterparty through a credit appraisal and approval process. Each counterparty is currently rated 1 by the National Association of Insurance Commissioners ("NAIC").

        All derivatives outstanding at December 31, 2005 and 2004 are recognized on the balance sheet at their fair values. The outstanding notional amounts of derivative financial instruments purchased and sold were:

                                                                                           DECEMBER 31,
                                                                               -------------------------------------
                                                                                     2005                2004
                                                                               -----------------   -----------------
                                                                                          (IN MILLIONS)

       Notional Amount by Derivative Type:
          Options:
              Floors..........................................................  $    24,000         $   12,000
              Exchange traded U.S. Treasuries and equity index futures........        2,208              1,113
                                                                               -----------------   -----------------
          Total...............................................................  $    26,208         $   13,113
                                                                               =================   =================

        At December 31, 2005 and 2004 and during the years then ended, there were no hybrid instruments that required bifurcation of an embedded derivative component under the provisions of SFAS No. 133.

        All gains and losses on derivative financial instruments utilized by the Company in 2005, 2004 and 2003 were reported in earnings. None of the derivatives were designated as qualifying hedges under SFAS No. 133. For 2005, 2004 and 2003, respectively, investment results on derivative positions, principally in Net investment income, included gross gains of $84.2 million, $26.2 million and $0.6 million and gross losses of $169.7 million, $114.2 million and $42.6 million that were recognized.

        Fair Value of Financial Instruments
        -----------------------------------

        The Company defines fair value as the quoted market prices for those instruments that are actively traded in financial markets. In cases where quoted market prices are not available, fair values are estimated using present value or other valuation techniques. The fair value estimates are made at a specific point in time, based on available market information and judgments about the financial instrument, including estimates of the timing and amount of expected future cash flows and the credit standing of counterparties. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized gains or losses. In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instrument.

        Certain financial instruments are excluded, particularly insurance liabilities other than financial guarantees and investment contracts. Fair market values of off-balance-sheet financial instruments of the Insurance Group were not material at December 31, 2005 and 2004.

        Fair values for mortgage loans on real estate are estimated by discounting future contractual cash flows using interest rates at which loans with similar characteristics and credit quality would be made. Fair values for foreclosed mortgage loans and problem mortgage loans are limited to the estimated fair value of the underlying collateral if lower.

        Fair values of policy loans are estimated by discounting the face value of the loans from the time of the next interest rate review to the present, at a rate equal to the excess of the current estimated market rates over the current interest rate charged on the loan.

        The estimated fair values for the Company's association plan contracts, supplementary contracts not involving life contingencies ("SCNILC") and annuities certain, which are included in policyholders' account balances, and guaranteed interest contracts are estimated using projected cash flows discounted at rates reflecting expected current offering rates.

        The fair values for variable deferred annuities and single premium deferred annuities, included in policyholders' account balances, are estimated as the discounted value of projected account values. Current account values are projected to the time of the next crediting rate review at the current crediting rates and are projected beyond that date at the greater of current estimated market rates offered on new policies or the guaranteed minimum crediting rate. Expected cash flows and projected account values are discounted back to the present at the current estimated market rates.

        Fair values for long-term debt are determined using published market values, where available, or contractual cash flows discounted at market interest rates. The estimated fair values for non-recourse mortgage debt are determined by discounting contractual cash flows at a rate that takes into account the level of current market interest rates and collateral risk. The estimated fair values for recourse mortgage debt are determined by discounting contractual cash flows at a rate based upon current interest rates of other companies with credit ratings similar to the Company. The Company's carrying value of short-term borrowings approximates their estimated fair value.

        The carrying value and estimated fair value for financial instruments not previously disclosed in Notes 3, 7, 8 and 10 of Notes to Consolidated Financial Statements are presented below:

                                                                           DECEMBER 31,
                                                --------------------------------------------------------------------
                                                             2005                                2004
                                                --------------------------------   ---------------------------------
                                                   CARRYING        ESTIMATED          Carrying         Estimated
                                                    VALUE          FAIR VALUE          Value          Fair Value
                                                ---------------  ---------------   ---------------  ----------------
                                                                           (IN MILLIONS)

       Consolidated:
       -------------
       Mortgage loans on real estate..........   $    3,233.9     $     3,329.0     $    3,131.9     $     3,321.4
       Other limited partnership interests....          937.3             937.3            891.0             891.0
       Policy loans...........................        3,824.2           4,245.6          3,831.4           4,358.2
       Policyholders liabilities:
         Investment contracts.................       18,021.0          18,289.1         17,755.5          18,175.5
       Long-term debt.........................          207.4             240.2            607.3             665.9

       Closed Block:
       -------------
       Mortgage loans on real estate..........   $      930.3     $       957.7     $    1,098.8     $     1,162.9
       Other equity investments...............            3.3               3.3              3.8               3.8
       Policy loans...........................        1,284.4           1,454.1          1,322.5           1,535.4
       SCNILC liability.......................           11.4              11.6             13.1              13.1

       Wind-up Annuities:
       ------------------
       Mortgage loans on real estate..........   $        6.7     $         7.1     $       21.4     $        23.1
       Other equity investments...............            3.1               3.1              4.4               4.4
       Guaranteed interest contracts..........            6.5               6.4              6.8               6.8
       Long-term debt.........................          101.7             101.7            101.7             101.7


15)     COMMITMENTS AND CONTINGENT LIABILITIES

        In addition to its debt and lease commitments discussed in Notes 10 and 17 of Notes to Consolidated Financial Statements, from time to time, the Company has provided certain guarantees or commitments to affiliates, investors and others. At December 31, 2005, these arrangements included commitments by the Company to provide equity financing of $465.2 million to certain limited partnerships under certain conditions. Management believes the Company will not incur material losses as a result of these commitments.

        AXA Equitable is the obligor under certain structured settlement agreements it had entered into with unaffiliated insurance companies and beneficiaries. To satisfy its obligations under these agreements, AXA Equitable owns single premium annuities issued by previously wholly owned life insurance subsidiaries. AXA Equitable has directed payment under these annuities to be made directly to the beneficiaries under the structured settlement agreements. A contingent liability exists with respect to these agreements should the previously wholly owned subsidiaries be unable to meet their obligations. Management believes the need for AXA Equitable to satisfy those obligations is remote.

        The Company had $60.5 million of undrawn letters of credit related to reinsurance at December 31, 2005. AXA Equitable had $46.9 million in commitments under existing mortgage loan agreements at December 31, 2005.

        In February 2002, AllianceBernstein signed a $125.0 million agreement with a commercial bank under which it guaranteed certain obligations of SCB LLC incurred in the ordinary course of its business in the event SCB LLC is unable to meet these obligations. At December 31, 2005, AllianceBernstein was not required to perform under the agreement and had no liability outstanding in connection with the agreement.

16)     LITIGATION

        A number of lawsuits have been filed against life and health insurers in the jurisdictions in which AXA Equitable and its respective insurance subsidiaries do business involving insurers' sales practices, alleged agent misconduct, alleged failure to properly supervise agents, and other matters. Some of the lawsuits have resulted in the award of substantial judgments against other insurers, including material amounts of punitive damages, or in substantial settlements. In some states, juries have substantial discretion in awarding punitive damages. AXA Equitable,and AXA Life, like other life and health insurers, from time to time are involved in such litigations.

        In October 2000, an action entitled AMERICAN NATIONAL BANK AND TRUST COMPANY OF CHICAGO, AS TRUSTEE F/B/O EMERALD INVESTMENTS LP AND EMERALD INVESTMENTS LP V. AXA CLIENT SOLUTIONS, LLC; THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES; AND AXA FINANCIAL, INC. was commenced in the United States District Court for the Northern District of Illinois. The complaint alleges that the defendants, in connection with certain annuities issued by AXA Equitable (i) breached an agreement with the plaintiffs involving the execution of subaccount transfers, and
        (ii) wrongfully withheld withdrawal charges in connection with the termination of such annuities. Plaintiffs seek substantial lost profits and injunctive relief, punitive damages and attorneys' fees. Plaintiffs also seek return of the withdrawal charges. In March 2001, plaintiffs filed an amended complaint. The District Court granted defendants' motion to dismiss AXA Client Solutions and AXA Financial from the amended complaint, and dismissed the conversion claims in June 2001. In July 2004, the court dismissed EMERALD's complaint for lack of subject matter (diversity) jurisdiction. In June 2004, Emerald filed a new complaint that was substantially similar to the complaint filed in the dismissed action against AXA Equitable, AXA Client Solutions, LLC, and AXA Financial in the United States District Court for the Northern District of Illinois. In July 2004, EMERALD filed an amended complaint and AXA Equitable filed a partial motion to dismiss the amended complaint, which was granted. In September 2004, the Court granted EMERALD's motion to dismiss several affirmative defenses asserted by AXA Equitable. In December 2005, the Court granted summary judgment on liability with respect to three of EMERALD's causes of action. In January 2006, AXA Equitable filed a motion for reconsideration. While the monetary damages sought by plaintiffs, if awarded, could have a material adverse effect on the consolidated financial position and results of operations of the Company, management believes that the ultimate resolution of this litigation should not have a material adverse effect on the Company's consolidated financial position.

        After the District Court denied defendants' motion to assert certain defenses and counterclaims in AMERICAN NATIONAL BANK, AXA Equitable commenced a separate action, in December 2001, entitled THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES V. AMERICAN NATIONAL BANK AND TRUST COMPANY OF CHICAGO, AS TRUSTEE F/B/O EMERALD INVESTMENTS LP AND EMERALD INVESTMENTS LP, in the United States District Court for the Northern District of Illinois. The complaint arises out of the same facts and circumstances as described in AMERICAN NATIONAL BANK. AXA Equitable's complaint alleges common law fraud and equitable rescission in connection with certain annuities issued by AXA Equitable. AXA Equitable seeks unspecified money damages, rescission, punitive damages and attorneys' fees. Defendants' counterclaims, filed in March 2002, allege common law fraud, violations of the Federal and Illinois Securities Acts and violations of the Illinois and New York Consumer Fraud Acts. Defendants seek unspecified money damages, punitive damages and attorneys' fees. In May 2002, the District Court granted in part and denied in part AXA Equitable's motion to dismiss defendants' counterclaims, dismissing defendants' Illinois Securities Act and New York Consumer Fraud Act claims. In September 2004, the court granted AXA Equitable's motion to dismiss this action and retained jurisdiction over EMERALD's counterclaims in the action.

        In January 2004, DH2, Inc., an entity related to Emerald Investments LP filed a lawsuit in the United States District Court for the Northern District of Illinois against AXA Equitable and EQ Advisors Trust ("EQAT"), asserting claims for breach of contract and breach of fiduciary duty, claims under the Federal securities laws, and misappropriation of trade secrets. The complaint alleges that AXA Equitable and EQAT wrongfully misappropriated DH2, Inc.'s confidential and proprietary information to implement fair value pricing of securities within the subaccounts of DH2, Inc.'s variable annuity, which diminished the profitability of its proprietary trading strategy. The complaint also alleges that AXA Equitable and EQAT implemented fair value pricing for an improper purpose and without adequate disclosure. The complaint further alleges that AXA Equitable and EQAT are not permitted to implement fair value pricing of securities. In July 2004, DH2 filed an amended complaint adding the individual trustees of EQAT as defendants. In March 2005, the Court granted all defendants' motion to dismiss, dismissing DH2's claims for alleged violations of the Investment Company Act of 1940, as amended (the "Investment Company Act") with prejudice and dismissing the remaining claims without prejudice on the ground that DH2 failed to state a claim under the Federal securities laws. In April 2005, DH2 filed a second amended complaint, which alleges claims substantially similar to those included in the original amended complaint. In December 2005, the court granted in part and denied in part, defendant's motion to dismiss the second amended complaint.

        A putative class action entitled STEFANIE HIRT, ET AL. V. THE EQUITABLE RETIREMENT PLAN FOR EMPLOYEES, MANAGERS AND AGENTS, ET AL. was filed in the District Court for the Southern District of New York in August 2001 against The Equitable Retirement Plan for Employees, Managers and Agents (the "Retirement Plan") and The Officers Committee on Benefit Plans of Equitable Life, as Plan Administrator. The action was brought by five participants in the Retirement Plan and purports to be on behalf of "all Plan participants, whether active or retired, their beneficiaries and Estates, whose accrued benefits or pension benefits are based on the Plan's Cash Balance Formula". The complaint challenges the change, effective January 1, 1989, in the pension benefit formula from a final average pay formula to a cash balance formula. Plaintiffs allege that the change to the cash balance formula violates ERISA by reducing the rate of accruals based on age, failing to comply with ERISA's notice requirements and improperly applying the formula to retroactively reduce accrued benefits. The relief sought includes a declaration that the cash balance plan violates ERISA, an order enjoining the enforcement of the cash balance formula, reformation and damages. In April 2002, plaintiffs filed a motion seeking to certify a class of "all Plan participants, whether active or retired, their beneficiaries and Estates, whose accrued benefits or pension benefits are based on the Plan's Cash Balance Formula". Also in April 2002, plaintiffs agreed to dismiss with prejudice their claim that the change to the cash balance formula violates ERISA by improperly applying the formula to retroactively reduce accrued benefits. That claim has been dismissed. In March 2003, plaintiffs filed an amended complaint elaborating on the remaining claims in the original complaint and adding additional class and individual claims alleging that the adoption and announcement of the cash balance formula and the subsequent announcement of changes in the application of the cash balance formula failed to comply with ERISA. By order dated May 2003, the District Court, as requested by the parties, certified the case as a class action, including a sub-class of all current and former Plan participants, whether active, inactive or retired, their beneficiaries or estates, who were subject to a 1991 change in application of the cash balance formula. In July 2004, the parties filed cross motions for summary judgment asking the court to find in their respective favors on plaintiffs' claim that (1) the cash balance formula of the retirement plan violates ERISA's age discrimination provisions and (2) the notice of plan amendment distributed by AXA Equitable violated ERISA's notice rules. Following a hearing on the motions, the court ordered a limited amount of additional discovery to be conducted followed by a subsequent hearing. In April 2005, the Court denied the cross motions for summary judgment without prejudice. In July 2005, the parties refiled cross motions for summary judgment, and an evidentiary hearing was held in August 2005 on one of the claims.

        In January 2003, a putative class action entitled BERGER ET AL. V. AXA NETWORK, LLC AND THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES was commenced in the United States District Court for the Northern District of Illinois by two former agents on behalf of themselves and other similarly situated present, former and retired agents who, according to the complaint, "(a) were discharged by Equitable Life from `statutory employee status' after January 1, 1999, because of Equitable Life's adoption of a new policy stating that in any given year, those who failed to meet specified sales goals during the preceding year would not be treated as `statutory employees,' or (b) remain subject to discharge from `statutory employee' status based on the policy applied by Equitable Life". The complaint alleges that the company improperly "terminated" the agents' full-time life insurance salesman statutory employee status in or after 1999 by requiring attainment of minimum production credit levels for 1998, thereby making the agents ineligible for benefits and "requiring" them to pay Self-Employment Contribution Act taxes. The former agents, who assert claims for violations of ERISA and 26 U.S.C. 3121, and breach of contract, seek declaratory and injunctive relief, plus restoration of benefits and an adjustment of their benefit plan contributions and payroll tax withholdings. In July 2003, the United States District Court for the Northern District of Illinois granted in part and denied in part AXA Equitable's motion to dismiss the complaint. AXA Equitable has answered plaintiffs' remaining claim for violation of ERISA. In March 2004, the District

        Court entered an order certifying a class consisting of "[a]ll present, former and retired Equitable agents who (a) lost eligibility for benefits under any Equitable ERISA plan during any period on or after January 1, 1999 because of the application of the policy adopted by Equitable of using compliance with specified sales goals as the test of who was a "full time life insurance salesman" and thereby eligible for benefits under any such plan, or (b) remain subject to losing such benefits in the future because of the potential application to them of that policy". In May 2005, the Court granted AXA Equitable's motion for summary judgment and dismissed the remaining claim of violation of ERISA. In May 2005, the plaintiffs filed an appeal to the 7th Circuit Court of Appeals.

        In September 2004, a petition for appraisal entitled CEDE & CO. V. AXA FINANCIAL, INC. was filed in the Delaware Court of Chancery by an alleged former MONY stockholder. The petition seeks a judicial appraisal of the value of the MONY shares held by former MONY stockholders holding approximately 3.6 million shares of MONY common stock who demanded appraisal pursuant to Section 262 of the General Corporation Law of the State of Delaware and have not withdrawn their demands. The parties are engaged in discovery. On or about November 4, 2004, a petition for appraisal entitled HIGHFIELDS CAPITAL LTD. V. AXA FINANCIAL, INC. was filed in the Delaware Court of Chancery by another alleged former MONY stockholder.

        The relief sought by the Highfields Capital petition is substantially identical to that sought pursuant to the Cede & Co. petition. The parties are engaged in discovery. In February 2005, the Delaware Court of Chancery consolidated the two actions for all purposes.

        In April 2004, a purported nationwide class action lawsuit was filed in the Circuit Court for Madison County, Illinois entitled MATTHEW WIGGENHORN V. EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES. The lawsuit alleges that AXA Equitable uses stale prices for the foreign securities within the investment divisions of its variable insurance products. The complaint further alleges that AXA Equitable's use of stale pricing diluted the returns of the purported class. The complaint also alleges that AXA Equitable breached its fiduciary duty to the class by allowing market timing in general within AXA Equitable's variable insurance products, thereby diluting the returns of the class. In June 2005, this case was transferred by the Judicial Panel on Multidistrict Litigation to the U.S. District Court in Maryland, where other market-timing related litigation is pending. In June 2005, plaintiff filed an amended complaint. In July 2005, AXA Equitable filed a motion to dismiss the amended complaint, which is pending.

        ALLIANCE LITIGATION

        In April 2002, a consolidated complaint entitled IN RE ENRON CORPORATION SECURITIES LITIGATION ("Enron Complaint") was filed in the United States District Court for the Southern District of Texas, Houston Division, against numerous defendants, including AllianceBernstein. The principal allegations of the Enron Complaint, as they pertain to AllianceBernstein, are that AllianceBernstein violated Sections 11 and 15 of the Securities Act of 1933, as amended ("Securities Act") with respect to a registration statement filed by Enron and effective with the SEC on July 18, 2001, which was used to sell $1.9 billion Enron Zero Coupon Convertible Notes due 2021. Plaintiffs allege the registration statement was materially misleading and that Frank Savage, a director of Enron, who was at that time an employee of AllianceBernstein and a director of the general partner of AllianceBernstein (the "General Partner"), signed the registration statement at issue. Plaintiffs therefore assert that AllianceBernstein is itself liable for the allegedly misleading registration statement. Plaintiffs seek rescission or a rescissionary measure of damages. In June 2002, AllianceBernstein moved to dismiss the Enron Complaint as the allegations therein pertain to it. In March 2003, that motion was denied. In May 2003, a First Amended Consolidated Complaint, with substantially identical allegations as to AllianceBernstein, was filed. AllianceBernstein filed its answer in June 2003. In May 2003, plaintiffs filed an Amended Motion For Class Certification. In October 2003, following the completion of class discovery, AllianceBernstein filed its opposition to class certification. AllianceBernstein's motion is pending. The case is currently in discovery.

        In September 2002, a complaint entitled LAWRENCE E. JAFFE PENSION PLAN, LAWRENCE E. JAFFE TRUSTEE U/A 1198 V. ALLIANCE CAPITAL MANAGEMENT L.P., ALFRED HARRISON AND ALLIANCE PREMIER GROWTH FUND, INC. ("JAFFE COMPLAINT") was filed in the United States District Court for the Southern District of New York against AllianceBernstein, Alfred Harrison (a former director) and the AllianceBernstein Premier Growth Fund (now known as the AllianceBernstein Large Cap Growth Fund "Large Cap Growth Fund") alleging violation of the Investment Company Act. Plaintiff seeks damages equal to Large Cap Growth Fund's losses as a result of Large Cap Growth Fund's investment in shares of Enron and a recovery of all fees paid by Large Cap Growth Fund to AllianceBernstein beginning November 1, 2000. In March 2003, the court granted AllianceBernstein's motion to transfer the JAFFE COMPLAINT to the United States District Court for the District of New Jersey for coordination with the now dismissed BENAK V. ALLIANCE CAPITAL MANAGEMENT L.P. AND ALLIANCE PREMIER GROWTH FUND action then pending. In December 2003, plaintiff filed an amended complaint ("Amended Jaffe Complaint") in the United States District Court for the District of New Jersey. The AMENDED JAFFE COMPLAINT alleges violations of Section 36(a) of the Investment Company Act, common law negligence, and negligent misrepresentation. Specifically, the AMENDED JAFFE COMPLAINT alleges that (i) the defendants breached their fiduciary duties of loyalty, care and good faith to Large Cap Growth Fund by causing Large Cap Growth Fund to invest in the securities of Enron, (ii) the defendants were negligent for investing in securities of Enron, and (iii) through prospectuses and other documents, defendants misrepresented material facts related to Large Cap Growth Fund's investment objective and policies. In January 2004, defendants moved to dismiss the AMENDED JAFFE COMPLAINT. In May 2005, the court granted defendant's motion and dismissed the case on the ground that plaintiff failed to make a demand on the Large Cap Growth Fund's Board of Directors ("LCG Board") pursuant to Rule 23.1 of the Federal Rules of Civil Procedure. Plaintiff's time to file an appeal has expired. In June 2005, plaintiff made a demand on the LCG Board, requesting that the LCG Board take action against AllianceBernstein for the reasons set forth in the AMENDED JAFFE COMPLAINT. In December 2005, the LCG Board rejected plaintiff's demand.

        In December 2002, a putative class action complaint entitled PATRICK J. GOGGINS ET AL. V. ALLIANCE CAPITAL MANAGEMENT L.P. ET AL. ("GOGGINS COMPLAINT") was filed in the United States District Court for the Southern District of New York against AllianceBernstein, Large Cap Growth Fund and individual directors and certain officers of Large Cap Growth Fund. In August 2003, the court granted AllianceBernstein's motion to transfer the Goggins Complaint to the United States District Court for the District of New Jersey. In December 2003, plaintiffs filed an amended complaint ("AMENDED GOGGINS COMPLAINT") in the United States District Court for the District of New Jersey, which alleges that defendants violated Sections 11, 12(a)(2) and 15 of the Securities Act because Large Cap Growth Fund's registration statements and prospectuses contained untrue statements of material fact and omitted material facts. More specifically, the AMENDED GOGGINS COMPLAINT alleges that the Large Cap Growth Fund's investment in Enron was inconsistent with the Large Cap Growth Fund's stated strategic objectives and investment strategies. Plaintiffs seek rescissionary relief or an unspecified amount of compensatory damages on behalf of a class of persons who purchased shares of Large Cap Growth Fund during the period October 31, 2000 through February 14, 2002. In January 2004, AllianceBernstein moved to dismiss the AMENDED GOGGINS COMPLAINT. In December 2004, the court granted AllianceBernstein's motion and dismissed the case. In January 2005, plaintiffs appealed the court's decision. In January 2006, the U.S. Court of Appeals for the Third Circuit affirmed the dismissal. Plaintiffs' time to seek further review of the court's decision expires on April 13, 2006.

        In October 2003, a purported class action complaint entitled ERB ET AL.
        V. ALLIANCE CAPITAL MANAGEMENT L.P. ("ERB COMPLAINT") was filed in the Circuit Court of St. Clair County, Illinois against AllianceBernstein. Plaintiff, purportedly a shareholder in the Large Cap Growth Fund, alleged that AllianceBernstein breached unidentified provisions of Large Cap Growth Fund's prospectus and subscription and confirmation agreements that allegedly required that every security bought for Large Cap Growth Fund's portfolio must be a "1-rated" stock, the highest rating that AllianceBernstein's research analysts could assign. Plaintiff alleges that AllianceBernstein impermissibly purchased shares of stocks that were not 1-rated. In June 2004, plaintiff filed an amended complaint ("AMENDED ERB COMPLAINT") in the Circuit Court of St. Clair County, Illinois. The AMENDED ERB COMPLAINT allegations are substantially similar to those contained in the previous complaint, however, the AMENDED ERB COMPLAINT adds a new plaintiff and seeks to allege claims on behalf of a purported class of persons or entities holding an interest in any portfolio managed by AllianceBernstein's Large Cap Growth Team. The AMENDED ERB COMPLAINT alleges that AllianceBernstein breached its contracts with these persons or entities by impermissibly purchasing shares of stocks that were not 1-rated. Plaintiffs seek rescission of all purchases of any non-1-rated stocks AllianceBernstein made for Large Cap Growth Fund and other Large Cap Growth Team clients' portfolios over the past eight years, as well as an unspecified amount of damages. In July 2004, AllianceBernstein removed the ERB action to the United States District Court for the Southern District of Illinois on the basis that plaintiffs' claims are preempted under the Securities Litigation Uniform Standards Act. In August 2004, the District Court remanded the action to the Circuit Court. In September 2004, AllianceBernstein filed a notice of appeal with respect to the District Court's order. In December 2004, plaintiffs moved to dismiss AllianceBernstein's appeal. In September 2005, AllianceBernstein's appeal was denied.

        Market Timing-Related Matters

        In October 2003, a purported class action complaint entitled HINDO, ET AL. V. ALLIANCEBERNSTEIN GROWTH & INCOME FUND ET AL. ("Hindo Complaint") was filed against AllianceBernstein, AllianceBernstein Holding, the General Partner, AXA Financial, the U.S. Funds, the registrants and issuers of those funds, certain officers of AllianceBernstein (the "AllianceBernstein defendants"), and certain other unaffiliated defendants, as well as unnamed Doe defendants. The Hindo Complaint was filed in the United States District Court for the Southern District of New York by alleged shareholders of two of the U.S. Funds. The HINDO COMPLAINT alleges that certain of the AllianceBernstein defendants failed to disclose that they improperly allowed certain hedge funds and other unidentified parties to engage in "late trading" and "market timing" of U.S. Fund securities, violating Sections 11 and 15 of the Securities Act, Sections 10(b) and 20(a) of the Exchange Act, and Sections 206 and 215 of the Investment Advisers Act of 1940 (the "Advisers Act"). Plaintiffs seek an unspecified amount of compensatory damages and rescission of their contracts with AllianceBernstein, including recovery of all fees paid to AllianceBernstein pursuant to such contracts.

        Since October 2003, forty-three additional lawsuits making factual allegations generally similar to those in the HINDO COMPLAINT were filed in various Federal and state courts against AllianceBernstein and certain other defendants, and others may be filed. Such lawsuits have asserted a variety of theories for recovery including, but not limited to, violations of the Securities Act, the Exchange Act, the Advisers Act, the Investment Company Act, the Employee Retirement Income Security Act of 1974,as amended ("ERISA"), certain state securities statutes and common law. All state court actions against AllianceBernstein either were voluntarily dismissed or removed to Federal court.

        In February 2004, the Judicial Panel on Multidistrict Litigation ("MDL Panel") transferred all Federal actions to the United States District Court for the District of Maryland ("Mutual Fund MDL"). All of the actions removed to the Federal court also were transferred to the Mutual Fund MDL. The plaintiffs in the removed actions have since moved for remand, and that motion is pending.

        In September 2004, plaintiffs filed consolidated amended complaints with respect to four claim types: mutual fund shareholder claims; mutual fund derivative claims; derivative claims brought on behalf of AllianceBernstein Holding; and claims brought under ERISA by participants in the Profit Sharing Plan for Employees of AllianceBernstein. All four complaints include substantially identical factual allegations, which appear to be based in large part on the SEC Order and the NYAG Assurance of Discontinuance (the "NYAG AoD"). The claims in the mutual fund derivative consolidated amended complaint are generally based on the theory that all fund advisory agreements, distribution agreements and 12b-1 plans between AllianceBernstein and the U.S. Funds should be invalidated, regardless of whether market timing occurred in each individual fund, because each was approved by fund trustees on the basis of materially misleading information with respect to the level of market timing permitted in funds managed by AllianceBernstein. The claims asserted in the other three consolidated amended complaints are similar to those that the respective plaintiffs asserted in their previous Federal lawsuits. All of these lawsuits seek an unspecified amount of damages.

        In February 2004, AllianceBernstein received (i) a subpoena duces tecum from the Office of the Attorney General of the State of West Virginia and (ii) a request for information from the Office of the State Auditor, Securities Commission, for the State of West Virginia ("WV Securities Commissioner") (subpoena and request together, the "Information Requests"). Both Information Requests required AllianceBernstein to produce documents concerning, among other things, any market timing or late trading in its sponsored mutual funds. AllianceBernstein responded to the Information Requests and has been cooperating fully with the investigation.

        In April 2005, a complaint entitled THE ATTORNEY GENERAL OF THE STATE OF WEST VIRGINIA V. AIM ADVISORS, INC., ET AL. ("Wvag Complaint") was filed against AllianceBernstein, AllianceBernstein Holding, and various other unaffiliated defendants. The WVAG COMPLAINT was filed in the Circuit Court of Marshall County, West Virginia by the Attorney General of the State of West Virginia. The WVAG COMPLAINT makes factual allegations generally similar to those in the HINDO COMPLAINT. In May 2005, defendants removed the WVAG COMPLAINT to the U.S. District Court for the Northern District of West Virginia. In July 2005, plaintiff moved to remand. In October 2005, the WVAG Complaint was transferred to the Mutual Fund MDL. In August 2005, the WV Securities Commissioner signed a "Summary Order to Cease and Desist, and Notice of Right to Hearing" addressed to AllianceBernstein and AllianceBernstein Holding. The Summary Order claims that AllianceBernstein and AllianceBernstein Holding violated the West Virginia Uniform Securities Act and makes factual allegations generally similar to those in the SEC Order and NYAG AoD. In January 2006, AllianceBernstein, AllianceBernstein Holding and various unaffiliated defendants filed a Petition for Writ of Prohibition and Order Suspending Proceedings in West Virginia state court seeking to vacate the Summary Order and for other relief.

        AXA Financial, AXA S.A. and AXA Equitable are named as defendants in the mutual fund shareholder complaint and the AllianceBernstein Holding unitholder derivative complaint. Claims have been asserted against all these companies that include both control person and direct liability. AXA Financial is named as a defendant in the mutual fund complaint and the ERISA complaint. As previously disclosed, AllianceBernstein recorded charges to income totaling $330 million during the second half of 2003 in connection with establishing the $250 million restitution fund and certain other matters. During 2005, AllianceBernstein paid $8 million related to market timing and has cumulatively paid $310 million related to these matters (excluding the WVAG COMPLAINT-related expenses).

        Revenue Sharing-Related Matters

        In June 2004, a purported class action complaint entitled AUCOIN, ET AL.
        V. ALLIANCE CAPITAL MANAGEMENT L.P., ET AL. ("AUCOIN COMPLAINT") was filed against AllianceBernstein, AllianceBernstein Holding, the General Partner, AXA Financial, AllianceBernstein Investments, Inc., a wholly-owned subsidiary of AllianceBernstein, certain current and former directors of the U.S. Funds, and unnamed Doe defendants. The AUCOIN COMPLAINT names the U.S. Funds as nominal defendants. The AUCOIN COMPLAINT was filed in the United States District Court for the Southern District of New York by an alleged shareholder of the AllianceBernstein Growth & Income Fund. The AUCOIN COMPLAINT alleges, among other things,
        (i) that certain of the defendants improperly authorized the payment of excessive commissions and other fees from U.S. Fund assets to broker-dealers in exchange for preferential marketing services, (ii) that certain of the defendants misrepresented and omitted from registration statements and other reports material facts concerning such payments, and (iii) that certain defendants caused such conduct as control persons of other defendants. The AUCOIN COMPLAINT asserts claims for violation of Sections 34(b), 36(b) and 48(a) of the Investment Company Act, Sections 206 and 215 of the Advisers Act, breach of common law fiduciary duties, and aiding and abetting breaches of common law fiduciary duties. Plaintiffs seek an unspecified amount of compensatory damages and punitive damages, rescission of their contracts with AllianceBernstein, including recovery of all fees paid to AllianceBernstein pursuant to such contracts, an accounting of all U.S. Fund-related fees, commissions and soft dollar payments, and restitution of all unlawfully or discriminatorily obtained fees and expenses.

        Since June 22, 2004, nine additional lawsuits making factual allegations substantially similar to those in the AUCOIN COMPLAINT were filed against AllianceBernstein and certain other defendants. All nine of the lawsuits (i) were brought as class actions filed in the United States District Court for the Southern District of New York, (ii) assert claims substantially identical to the Aucoin Complaint, and (iii) are brought on behalf of shareholders of U.S. Funds.

        In February 2005, plaintiffs filed a consolidated amended class action complaint (the "AUCOIN CONSOLIDATED AMENDED COMPLAINT") that asserts claims substantially similar to the AUCOIN COMPLAINT and the nine additional lawsuits referenced above. In October 2005, the District Court dismissed each of the claims set forth in the AUCOIN CONSOLIDATED AMENDED COMPLAINT, except for plaintiffs' claim under Section 36(b) of the Investment Company Act. In January 2006, the District Court granted defendants' motion for reconsideration and dismissed the remaining claim under Section 36(b) of the Investment Company Act. Plaintiffs have moved for leave to amend their consolidated complaint.

                       -----------------------------------

        Although the outcome of litigation generally cannot be predicted with certainty, management believes that, except as otherwise noted, the ultimate resolution of the litigations described above involving AXA Equitable and/or its subsidiaries should not have a material adverse effect on the consolidated financial position of the Company. Except as noted above, management cannot make an estimate of loss, if any, or predict whether or not any of such other litigations described above will have a material adverse effect on the Company's consolidated results of operations in any particular period.

        In addition to the matters previously reported and those described above, AXA Equitable and its subsidiaries are involved in various legal actions and proceedings in connection with their businesses. Some of the actions and proceedings have been brought on behalf of various alleged classes of claimants and certain of these claimants seek damages of unspecified amounts. While the ultimate outcome of such matters cannot be predicted with certainty, in the opinion of management no such matter is likely to have a material adverse effect on the Company's consolidated financial position or results of operations. However, it should be noted that the frequency of large damage awards, including large punitive damage awards that bear little or no relation to actual economic damages incurred by plaintiffs in some jurisdictions, continues to create the potential for an unpredictable judgment in any given matter.

17)     LEASES

        The Company has entered into operating leases for office space and certain other assets, principally information technology equipment and office furniture and equipment. Future minimum payments under noncancelable operating leases for 2006 and the four successive years are $160.6 million, $153.3 million, $145.1 million, $130.9 million, $126.4 million and $647.0 million thereafter. Minimum future sublease rental income on these noncancelable operating leases for 2006 and the four successive years is $5.4 million, $3.8 million, $3.1 million, $2.5 million, $2.5 million and $15.8 million thereafter.

        At December 31, 2005, the minimum future rental income on noncancelable operating leases for wholly owned investments in real estate for 2006 and the four successive years is $104.1 million, $105.4 million, $113.8 million, $112.6 million, $112.6 million and $997.9 million thereafter.

        The Company has entered into capital leases for certain information technology equipment. Future minimum payments under noncancelable capital leases for 2006 and the four successive years are $0.5 million, $0.5 million, $0.3 million and $0.2 million.

18)     INSURANCE GROUP STATUTORY FINANCIAL INFORMATION

        AXA Equitable is restricted as to the amounts it may pay as dividends to AXA Financial. Under the New York Insurance Law, a domestic life insurer may, without prior approval of the Superintendent; pay a dividend to its shareholders not exceeding an amount calculated based on a statutory formula. This formula would permit AXA Equitable to pay shareholder dividends not greater than $511.1 million during 2006. Payment of dividends exceeding this amount requires the insurer to file notice of its intent to declare such dividends with the Superintendent who then has 30 days to disapprove the distribution. For 2005, 2004 and 2003, the Insurance Group statutory net income totaled $780.4 million, $571.4 million and $549.4 million, respectively. Statutory surplus, capital stock and Asset Valuation Reserve ("AVR") totaled $6,241.7 million and $5,201.5 million at December 31, 2005 and 2004, respectively. In 2005, 2004 and 2003, respectively, AXA Equitable paid shareholder dividends of $500.0 million, $500.0 million and $400.0 million.

        At December 31, 2005, the Insurance Group, in accordance with various government and state regulations, had $27.5 million of securities deposited with such government or state agencies.

        At December 31, 2005 and for the year then ended, there were no differences in net income and capital and surplus resulting from practices prescribed and permitted by the State of New York and those prescribed by NAIC Accounting Practices and Procedures effective at December 31, 2005.

        Accounting practices used to prepare statutory financial statements for regulatory filings of stock life insurance companies differ in certain instances from GAAP. The differences between statutory surplus and capital stock determined in accordance with Statutory Accounting Principles ("SAP") and total shareholder's equity under GAAP are primarily: (a) the inclusion in SAP of an AVR intended to stabilize surplus from fluctuations in the value of the investment portfolio; (b) future policy benefits and policyholders' account balances under SAP differ from GAAP due to differences between actuarial assumptions and reserving methodologies; (c) certain policy acquisition costs are expensed under SAP but deferred under GAAP and amortized over future periods to achieve a matching of revenues and expenses; (d) under SAP, income taxes are provided on the basis of amounts currently payable with provisions made for deferred amounts that reverse within one year while under GAAP, deferred taxes are recorded for temporary differences between the financial statements and tax basis of assets and liabilities where the probability of realization is reasonably assured; (e) the valuation of assets under SAP and GAAP differ due to different investment valuation and depreciation methodologies, as well as the deferral of interest-related realized capital gains and losses on fixed income investments; (f) the valuation of the investment in AllianceBernstein and AllianceBernstein Holding under SAP reflects a portion of the market value appreciation rather than the equity in the underlying net assets as required under GAAP; (g) the provision for future losses of the discontinued Wind-Up Annuities business is only required under GAAP; (h) reporting the surplus notes as a component of surplus in SAP but as a liability in GAAP; (i) computer software development costs are capitalized under GAAP but expensed under SAP; and
        (j) certain assets, primarily pre-paid assets, are not admissible under SAP but are admissible under GAAP.

        The following reconciles the Insurance Group's statutory change in surplus and capital stock and statutory surplus and capital stock determined in accordance with accounting practices prescribed by the NYID with net earnings and equity on a GAAP basis.

                                                                  2005               2004                2003
                                                            -----------------  -----------------   -----------------
                                                                                 (IN MILLIONS)

       Net change in statutory surplus and
         capital stock....................................   $       779.6      $       196.8       $       43.4
       Change in AVR......................................           260.6              528.1              152.2
                                                            -----------------  -----------------   -----------------
       Net change in statutory surplus, capital stock
         and AVR..........................................         1,040.2              724.9              195.6
       Adjustments:

         Future policy benefits and policyholders'
           account balances...............................           (51.9)            (398.8)            (245.7)
         DAC..............................................           598.0              529.2              556.1
         Deferred income taxes............................           227.6              122.5               30.9
         Valuation of investments.........................            40.0               10.1               39.6
         Valuation of investment subsidiary...............        (1,278.3)            (460.3)            (321.6)
         Change in fair value of guaranteed minimum
            income benefit reinsurance contracts..........            42.6               61.0              (91.0)
         Shareholder dividends paid.......................           500.0              500.0              400.0
         Changes in non-admitted assets...................              .5              (74.7)             (35.1)
         Other, net.......................................           (75.8)             (98.9)              (2.1)
         GAAP adjustments for Wind-up Annuities...........            30.9               14.9               (2.3)
                                                            -----------------  -----------------   -----------------
       Net Earnings of the Insurance Group................   $     1,073.8      $       929.9       $      524.4
                                                            =================  =================   =================


                                                                                  DECEMBER 31,
                                                            ---------------------------------------------------------
                                                                  2005               2004                2003
                                                            -----------------  -----------------   ------------------
                                                                                 (IN MILLIONS)

       Statutory surplus and capital stock................   $     5,111.1      $     4,331.5       $    4,134.7
       AVR................................................         1,130.6              870.0              341.9
                                                            -----------------  -----------------   ------------------
       Statutory surplus, capital stock and AVR...........         6,241.7            5,201.5            4,476.6
       Adjustments:

         Future policy benefits and policyholders'
           account balances...............................        (1,934.0)          (1,882.1)          (1,483.3)
         DAC..............................................         7,557.3            6,813.9            6,290.4
         Deferred income taxes............................        (1,294.6)          (1,770.4)          (1,729.8)
         Valuation of investments.........................         1,281.6            2,237.6            2,196.3
         Valuation of investment subsidiary...............        (3,251.6)          (1,973.3)          (1,513.0)
         Fair value of guaranteed minimum income
            benefit reinsurance contracts.................           132.6               90.0               29.0
         Non-admitted assets..............................         1,056.0            1,055.5            1,130.2
         Issuance of surplus notes........................          (524.8)            (599.7)            (599.6)
         Other, net.......................................           258.3              147.9               77.7
         GAAP adjustments for Wind-up Annuities...........           (80.6)             (96.4)            (103.9)
                                                            -----------------  -----------------   ------------------
       Equity of the Insurance Group......................   $     9,441.9      $     9,224.5       $    8,770.6
                                                            =================  =================   ==================


19)     BUSINESS SEGMENT INFORMATION

        The Company's operations consist of Insurance and Investment Services segments. The Company's management evaluates the performance of each of these segments independently and allocates resources based on current and future requirements of each segment.

        The Insurance segment offers a variety of traditional, variable and interest-sensitive life insurance products, disability income, annuity products, mutual funds, and other investment products to individuals and small groups. It also administers traditional participating group annuity contracts with conversion features, generally for corporate qualified pension plans, and association plans which provide full service retirement programs for individuals affiliated with professional and trade associations. This segment includes Separate Accounts for individual insurance and annuity products.

        The Investment Services segment is principally comprised of the investment management business of AllianceBernstein. AllianceBernstein provides diversified investment management and related services globally to a broad range of clients including: (a) institutional clients, including pension funds, endowment funds and domestic and foreign financial institutions and governments, (b) private clients, including high net worth individuals, trusts and estates, charitable foundations and other entities, by means of separately managed accounts, hedge funds, mutual funds and other investment vehicles, (c) individual investors, principally through a broad line of mutual funds, and (d) institutional investors by means of in-depth research, portfolio strategy, trading and other services. This segment also includes institutional Separate Accounts principally managed by AllianceBernstein that provide various investment options for large group pension clients, primarily defined benefit and contribution plans, through pooled or single group accounts.

        Intersegment investment advisory and other fees of approximately $123.7 million, $118.4 million and $103.0 million for 2005, 2004 and 2003, respectively, are included in total revenues of the Investment Services segment.

        The following tables reconcile segment revenues and earnings from continuing operations before income taxes to total revenues and earnings as reported on the consolidated statements of earnings and segment assets to total assets on the consolidated balance sheets, respectively.

                                                                  2005               2004               2003
                                                            -----------------  -----------------  ------------------
                                                                                 (IN MILLIONS)

       SEGMENT REVENUES:
       Insurance..........................................   $     5,771.2      $      5,447.7     $     4,734.4
       Investment Services................................         3,265.0             3,031.5           2,738.5
       Consolidation/elimination..........................           (84.7)              (82.8)            (70.4)
                                                            -----------------  -----------------  ------------------
       Total Revenues.....................................   $     8,951.5      $      8,396.4     $     7,402.5
                                                            =================  =================  ==================

       SEGMENT EARNINGS FROM CONTINUING OPERATIONS
          BEFORE INCOME TAXES AND MINORITY INTEREST:
       Insurance..........................................   $     1,120.8      $        946.3     $       631.6
       Investment Services................................           924.2               728.8             318.6
       Consolidation/elimination..........................              -                  (.9)               -
                                                            -----------------  -----------------  ------------------
       Total Earnings from Continuing Operations
          before Income Taxes and Minority Interest.......   $     2,045.0      $      1,674.2     $       950.2
                                                            =================  =================  ==================


                                                                                 DECEMBER 31,
                                                            --------------------------------------------------------
                                                                  2005               2004               2003
                                                            -----------------  -----------------  ------------------
                                                                                 (IN MILLIONS)

       SEGMENT ASSETS:
       Insurance..........................................   $   118,803.7      $    110,141.1     $    98,822.1
       Investment Services................................        15,161.4            14,326.3          15,410.1
       Consolidation/elimination..........................             2.0                26.7              33.1
                                                            -----------------  -----------------  ------------------
       Total Assets.......................................   $   133,967.1      $    124,494.1     $   114,265.3
                                                            =================  =================  ==================

20)     QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

        The quarterly results of operations for 2005 and 2004 are summarized below:

                                                                    THREE MONTHS ENDED
                                       ------------------------------------------------------------------------------
                                           MARCH 31           JUNE 30           SEPTEMBER 30          DECEMBER 31
                                       -----------------  -----------------   ------------------   ------------------
                                                                       (IN MILLIONS)

       2005
       ----
       Total Revenues................   $     2,212.5      $     2,224.2       $    2,151.4         $    2,363.4
                                       =================  =================   ==================   ==================

       Earnings from Continuing
         Operations..................   $       265.1      $       278.5       $      281.6         $      233.4
                                       =================  =================   ==================   ==================

       Net Earnings..................   $       265.0      $       278.6       $      296.8         $      233.4
                                       =================  =================   ==================   ==================

       2004
       ----
       Total Revenues................   $     2,131.8      $     2,027.0       $    2,100.4         $    2,165.7
                                       =================  =================   ==================   ==================

       Earnings from
         Continuing Operations.......   $       227.4      $       269.3       $      204.6         $      192.5
                                       =================  =================   ==================   ==================

       Net Earnings..................   $       226.6      $       270.5       $      220.2         $      212.6
                                       =================  =================   ==================   ==================



21)     ACCOUNTING FOR SHARE-BASED COMPENSATION

        AXA Financial sponsors a stock incentive plan for employees of AXA Equitable. AllianceBernstein sponsors its own stock option plans for certain employees.

        In January 2001, certain employees exchanged AXA ADR options for tandem Stock Appreciation Rights and at-the-money AXA ADR options of equivalent intrinsic value. The maximum obligation for the Stock Appreciation Rights is $73.3 million, based upon the underlying price of AXA ADRs at January 2, 2001. The Company recorded an increase in the Stock Appreciation Rights liability of $31.2 million, $14.3 million and $12.0 million for 2005, 2004 and 2003, respectively, primarily reflecting the variable accounting for the Stock Appreciation Rights based on the change in the market value of AXA ADRs in 2005, 2004 and 2003. At December 31, 2005, the Stock Appreciation Rights liability was $50.9 million.

        The Company has elected to continue to account for stock-based compensation using the intrinsic value method prescribed in APB No. 25. Accordingly, no compensation expense for employee stock option awards is recognized in the consolidated statements of earnings for the years 2005, 2004, and 2003, respectively, as all are for a fixed number of shares and their exercise price equals the market value of the underlying shares on the date of grant. The following table illustrates the effect on net income had compensation expense for employee stock option awards been measured and recognized by AXA Financial Group under the fair-value-based method of SFAS No. 123.

                                                                  2005               2004                 2003
                                                            -----------------  -----------------   -------------------
                                                                                  (IN MILLIONS)

       Net income, as reported............................   $     1,073.8      $       929.9       $      524.4
       Less: total stock-based employee compensation
          expense determined under fair value method for
          all awards, net of income tax benefit...........           (23.2)             (21.4)             (35.8)
                                                            -----------------  -----------------   -------------------
       Pro Forma Net Earnings.............................   $     1,050.6      $       908.5       $      488.6
                                                            =================  =================   ===================

        For purpose of preparing the SFAS 123 pro-forma disclosures above, the Black-Scholes-Merton formula was used by the Company to estimate the fair values of the option awards. Shown below are the relevant input assumptions used to derive those values. For the 2005 awards of options to purchase AXA ordinary shares and AXA ADRs, implied volatilities were considered in determining the stock price volatility assumption and the expected dividend was calculated as a yield. With respect to the valuation of options to purchase AXA ADRs, these methodologies each constitute a change in accounting estimate. The assumptions applied in previous years primarily considered historical realized stock price volatility and defined the expected dividend as an annual amount. These changes are consistent with the fair value measurement objectives of SFAS Nos. 123 and 123(R) and, accordingly, will be applied prospectively in determining the fair values of employee stock options to be measured and accounted for in accordance with SFAS 123(R).

                                         AXA              AXA Financial            AllianceBernstein
                                     ----------- -----------------------------  ------------------------
                                        2005       2005       2004       2003     2005     2004   2003
                                     ----------- ---------- ---------- -------  -------- ------- -------

       Dividend yield..............     3.15%      3.01%      2.24%     2.48%     6.2%     3.5%   6.1%

       Expected volatility.........      25%        25%        43%       46%       31%      32%    32%

       Risk-free interest rate.....     3.09%      4.27%      2.86%     2.72%     3.7%     4.0%   3.0%

       Expected life in years......       5          5          5         5        3        5       5

       Weighted average fair
         value per option at
         grant date................     $4.30      $4.85      $6.94     $4.39     $7.04    $8.00  $5.96


        A summary of the activity in the option shares of AXA Financial and AllianceBernstein's option plans follows, including information about options outstanding and exercisable at December 31, 2005. In addition to the activity presented below, approximately 3.5 million options to purchase AXA ordinary shares were granted on March 29, 2005 under the Stock Option Plan at an exercise price of 20.87 euros. These awards have a contractual life of 10 years; none are exercisable at December 31, 2005.

                                                       AXA FINANCIAL                      ALLIANCEBERNSTEIN
                                             -----------------------------------   ---------------------------------
                                                                   WEIGHTED                            WEIGHTED
                                                                    AVERAGE                            AVERAGE
                                                  AXA ADRS         EXERCISE            UNITS           EXERCISE
                                               (IN MILLIONS)         PRICE         (IN MILLIONS)        PRICE
                                             ------------------ ----------------   --------------- -----------------

       Balance at January 1, 2003.......          35.3              $25.14              16.4           $34.92
         Granted........................           9.1              $12.60                .1           $35.01
         Exercised......................          (1.7)              $7.85              (1.2)          $17.26
         Forfeited......................          (1.8)             $25.16              (1.5)          $43.27
                                             ------------------                    ---------------

       Balance at December 31, 2003.....          40.9              $23.04              13.8           $35.55
         Granted........................           7.2              $20.66                .1           $33.00
         Exercised......................          (2.5)             $14.82              (2.5)          $18.43
         Forfeited......................          (1.6)             $23.74              (1.8)          $46.96
                                             ------------------                    ---------------

       Balance at December 31, 2004.....          44.0              $23.03               9.6           $37.82
         Granted........................           1.8              $26.77                -            $45.45
         Exercised......................          (5.7)             $15.58              (1.7)          $24.13
         Forfeited......................          (1.5)             $29.22               (.4)          $47.10
                                             ------------------                    ---------------

       Balance at December 31, 2005 ....          38.6              $24.06               7.5           $40.45
                                             ==================                    ===============

        (1)  The 2005 AllianceBernstein grants totalled 17,604 Units.

        Information about options outstanding and exercisable at December 31, 2005 follows:

                                            OPTIONS OUTSTANDING                            OPTIONS EXERCISABLE
                              --------------------------------------------------   -------------------------------------
                                                   WEIGHTED
                                                    AVERAGE         WEIGHTED                               WEIGHTED
             RANGE OF              NUMBER          REMAINING        AVERAGE             NUMBER              AVERAGE
             EXERCISE           OUTSTANDING       CONTRACTUAL       EXERCISE          EXERCISABLE          EXERCISE
              PRICES           (IN MILLIONS)     LIFE (YEARS)        PRICE           (IN MILLIONS)           PRICE
       --------------------   ----------------- ---------------- ---------------   ------------------   ----------------

             AXA ADRs
       --------------------
         $ 6.33 - $ 8.97               .1               .61           $ 8.13               .1                $ 8.13
         $10.13 - $15.12              7.4              6.45           $12.67              4.3                $12.79
         $15.91 - $22.84             12.3              6.63           $19.62              8.0                $19.06
         $25.96 - $32.86             14.5              3.57           $30.16             12.1                $30.64
         $35.85                       4.3              3.43           $35.85              4.3                $35.85
                              -----------------                                    ------------------
         $  6.33 - $35.85            38.6              5.08           $24.06             28.8                $24.06
                              =================                                    ==================

         AllianceBernstein
           Holding Units
       --------------------
       $12.56 - $18.47                .6               1.59           $16.28               .6                $16.28
       $25.63 - $30.25               1.2               3.54           $28.61              1.2                $28.62
       $32.52 - $48.50               2.8               5.96           $39.62              2.0                $41.85
       $50.15 - $50.56               1.6               5.92           $50.25              1.3                $50.25
       $51.10 - $58.50               1.3               4.95           $53.77              1.3                $53.77
                              -----------------                                    ------------------
       $12.56 - $58.50               7.5               5.02           $40.45              6.4                $40.79
                              =================                                    ==================

        The Company's ownership interest in AllianceBernstein will continue to be reduced upon the exercise of unit options granted to certain AllianceBernstein employees. Options are exercisable over periods of up to ten years.

        In 1997, AllianceBernstein Holding established a long-term incentive compensation plan under which grants are made to key employees for terms established by AllianceBernstein Holding at the time of grant. These awards include options, restricted AllianceBernstein Holding units and phantom restricted AllianceBernstein Holding units, performance awards, other AllianceBernstein Holding unit based awards, or any combination thereof. At December 31, 2005, approximately 10.9 million AllianceBernstein Holding units of a maximum 41.0 million units were subject to options granted and 0.2 million AllianceBernstein Holding units were subject to awards made under this plan.

22)     RELATED PARTY TRANSACTIONS

        The Company reimburses AXA Financial for expenses relating to the Excess Retirement Plan, Supplemental Executive Retirement Plan and certain other employee benefit plans that provide participants with medical, life insurance, and deferred compensation benefits. Such reimbursement was based on the cost to AXA Financial of the benefits provided which totaled $57.2 million and $55.0 million, respectively, for 2005 and 2004.

        The Company paid $695.0 million and $658.8 million, respectively, of commissions and fees to AXA Distribution and its subsidiaries for sales of insurance products for 2005 and 2004. The Company charged AXA Distribution's subsidiaries $324.4 million and $293.1 million, respectively, for their applicable share of operating expenses for 2005 and 2004, pursuant to the Agreements for Services.

        In September 2001, AXA Equitable loaned $400.0 million to AXA Insurance Holding Co. Ltd., a Japanese subsidiary of AXA. This investment has an interest rate of 5.89% and matures on June 15, 2007. All payments, including interest payable semi-annually, are guaranteed by AXA.

        Both AXA Equitable and AllianceBernstein, along with other AXA affiliates, participate in certain intercompany cost sharing and service agreements that include technology and professional development arrangements. Payments by AXA Equitable and AllianceBernstein to AXA under such agreements totaled approximately $32.8 million, $30.2 million and $16.7 million in 2005, 2004 and 2003, respectively.

        Payments by AXA and AXA affiliates to AXA Equitable under such agreements totaled $30.4 million, $38.9 million and $32.5 million in 2005, 2004 and 2003, respectively.

        In 2003, AXA Equitable entered into a reinsurance agreement with AXA Financial Reinsurance Company (Bermuda), LTD ("AXA Bermuda"), an indirect, wholly owned subsidiary of AXA Financial, to cede certain term insurance policies written after December 2002. AXA Equitable ceded $57.9 million, $28.6 million and $9.0 million of premiums and $26.3 million, $16.4 million and $2.8 million of reinsurance reserves to AXA Bermuda in 2005, 2004 and 2003, respectively.

        In 2004, as a result of AXA Financial's acquisition of MONY, the Company restructured certain operations to reduce expenses and recorded pre-tax provisions of $45.6 million related to severance and $33.0 million related to the write-off of capitalized software. During 2005 and 2004, total severance payments made to employees totaled $19.2 million and $5.0 million, respectively.

        In 2005, AXA Financial issued a note to AXA-Equitable in the amount of $325.0 million with an interest rate of 6.00% and a maturity date of December 1, 2035. Interest on this note is payable semi-annually.

        Commissions, fees and other income includes certain revenues for services provided to mutual funds managed by AllianceBernstein described below:

                                                                  2005               2004               2003
                                                            -----------------  -----------------  ------------------
                                                                                 (IN MILLIONS)

       Investment advisory and services fees..............   $       729.3      $        746.6     $       748.2
       Distribution revenues..............................           397.8               447.3             436.0
       Shareholder servicing fees.........................            99.3               116.0             126.4
       Other revenues.....................................             8.0                 8.8              11.4
       Brokerage..........................................             2.4                 4.2               4.4

                                     PART C

Item 26. Exhibits

     (a) Certified resolution re Authority to Market Variable Life Insurance and Establish Separate Accounts, incorporated herein by reference to Exhibit No. 1-A(1)(a)(i) to Registration Statement on Form S-6, File No. 333-17663, filed on December 11, 1996.

     (b)            Inapplicable.

     (c)(i) Broker-Dealer and General Agent Sales Agreement, incorporated herein by reference to Exhibit 1-A(3)(b) to Registration Statement on Form S-6, File No. 333-17663, filed on December 11, 1996.

     (c)(ii) Distribution and Servicing Agreement among EQ Financial Consultants, Inc. (now AXA Advisors, LLC), Equitable and Equitable Variable dated as of May 1, 1994, incorporated herein by reference to Exhibit 1-A(8) to Registration Statement on Form S-6, File No. 333-17663, filed on December 11, 1996.

     (c)(iii) Distribution Agreement for services by The Equitable Life Assurance Society of the United States to AXA Network, LLC and its subsidiaries dated January 1, 2000, incorporated herein by reference to Exhibit No. 1-A(10)(c) to Registration Statement on Form S-6, File No. 333-17663, filed on April 19, 2001.

     (c)(iv) Distribution Agreement for services by AXA Network, LLC and its subsidiaries to The Equitable Life Assurance Society of the United States dated January 1, 2000, incorporated herein by reference to Exhibit No. 1-A(10)(d) to Registration Statement on Form S-6, File No. 333-17663, filed on April 19, 2001.

     (c)(v) General Agent Sales Agreement dated January 1, 2000 between The Equitable Life Assurance Society of the United States and AXA Network, LLC and its subsidiaries, incorporated herein by reference to Exhibit 3(h) to the Registration Statement on Form N-4, File No. 2-30070, filed April 19, 2004.

     (c)(vi) First Amendment to General Agent Sales Agreement dated January 1, 2000 between The Equitable Life Assurance Society of the United States and AXA Network, LLC and its subsidiaries, incorporated herein by reference to Exhibit 3(i) to the Registration Statement on Form N-4, File No. 2-30070, filed April 19, 2004.

     (c)(vii) Second Amendment to General Agent Sales Agreement dated January 1, 2000 between The Equitable Life Assurance Society of the United States and AXA Network, LLC and its subsidiaries, incorporated herein by reference to Exhibit 3(j) to the Registration Statement on Form N-4, File No. 2-30070, filed April 19, 2004.

     (c)(viii) Form of BGA Sales Agreement for Fixed and Variable Life Insurance and Annuity Products incorporated herein by reference to Exhibit (c)(iv)(e) to Registration Statement File No. 333-103202 filed on April 27, 2004.

     (c)(ix) The information concerning commissions included in the prospectuses forming part of this registration statement under "Distribution of the policies" is incorporated herein by reference.

     (d)(i) Form of flexible premium variable life insurance policy (06-100), incorporated herein by reference to the initial registration statement on Form N-6 (File No. 333-134307) filed on May 19, 2006.

     (d)(ii) Form of Children's Term Rider (Form R94-218), incorporated herein by reference to the initial registration statement on Form N-6 (File No. 333-134307) filed on May 19, 2006.

     (d)(iii) Form of Disability Rider - Waiver of Monthly Deductions (Form R94-216A), incorporated herein by reference to the initial registration statement on Form N-6 (File No. 333-134307) filed on May 19, 2006.

     (d)(iv) Form of Option to Purchase Additional Insurance Rider (Form R94-204), incorporated herein by reference to the initial registration statement on Form N-6 (File No. 333-134307) filed on May 19, 2006.

     (d)(v) Form of Extended No Lapse Guarantee Rider (Form R06-20), incorporated herein by reference to the initial registration statement on Form N-6 (File No. 333-134307) filed on May 19, 2006.

     (d)(vi) Form of Paid Up Death Benefit Guarantee Endorsement (Form S.05-30), incorporated herein by reference to the initial registration statement on Form N-6 (File No. 333-134307) filed on May 19, 2006.

     (d)(vii) Form of Substitution of Insured Person Rider (Form R94-212), incorporated herein by reference to the initial registration statement on Form N-6 (File No. 333-134307) filed on May 19, 2006.

     (d)(viii) Form of Accelerated Death Benefit Rider (Form R06-70), incorporated herein by reference to the initial registration statement on Form N-6 (File No. 333-134307) filed on May 19, 2006.

     (d)(ix) Form of Loan Extension Endorsement (Form S.05-20), incorporated herein by reference to the initial registration statement on Form N-6 (File No. 333-134307) filed on May 19, 2006.

     (d)(x) Form of Accelerated Death Benefit for Long-Term Care Services Rider (Form R06-90), incorporated herein by reference to the initial registration statement on Form N-6 (File No. 333-134307) filed on May 19, 2006.

     (e)(i) Form of Application for Life Insurance (Form AMIGV-2005), incorporated herein by reference to the initial registration statement on Form N-6 (File No. 333-134307) filed on May 19, 2006.

     (e)(ii) Form of Application for Life Insurance Part 2 (Form 180-M205N 10/00), incorporated herein by reference to the initial registration statement on Form N-6 (File No. 333-134307) filed on May 19, 2006.

     (e)(iii) Form of Application for Life Insurance Part 2 (Form 180-225D), incorporated herein by reference to the initial registration statement on Form N-6 (File No. 333-134307) filed on May 19, 2006.

     (f)(i) Declaration and Charter of Equitable, as amended January 1, 1997, incorporated herein by reference to Exhibit No. 1-A(6)(a) to Registration Statement on Form S-6, File No. 333-17663, filed on April 30, 1997.

     (f)(ii) Restated Charter of AXA Equitable, as amended December 6, 2004, incorporated herein by reference to Exhibit No. 3.2 to Form 10-K, (File No. 000-20501), filed on March 31, 2005.

     (f)(iii) By-Laws of Equitable, as amended November 21, 1996, incorporated herein by reference to Exhibit No. 1-A(6)(b) to Registration Statement on Form S-6, File No. 333-17663, filed on April 30, 1997.

     (f)(iv) By-Laws of AXA Equitable, as amended September 7, 2004, incorporated herein by reference to Exhibit No. 6.(c) to Registration Statement on Form N-4, (File No. 333-05593), filed on April 19, 2006.

     (g) Form of Reinsurance Agreement between Reinsurance Company and the Equitable Life Assurance Society of the United States, incorported hrein by reference to Exhibit No. 27(g) to Registration Statement on Form N-6 (File No. 333-103202) filed on April 4, 2003.

     (h)(i) Form of Participation Agreement among EQ Advisors Trust, Equitable, Equitable Distributors, Inc. (now AXA Distributors LLC) and EQ Financial Consultants, Inc. (now AXA Advisors, LLC), incorporated herein by reference to the Registration Statement of EQ Advisors Trust on Form N-1A (File Nos. 333-17217 and 811-07953), filed on August 28,
                    1997.

     (h)(ii) Form of Participation Agreement among AXA Premier VIP Trust, The Equitable Life Assurance Society of the United States, Equitable Distributors, Inc., AXA Distributors LLC, and AXA Advisors, LLC, incorporated herein by reference to Exhibit No. 8(b) to Registration Statement File No. 333-60730, filed on December 5, 2001.

     (h)(iii) Form of Participation Agreement among The Equitable Life Assurance Society of the United States, The Universal Institutional Funds, Inc. and Morgan Stanley Investment Management Inc., incorporated herein by reference to Exhibit No. 1-A(9)(d) to Registration Statement on Form S-6, File No. 333-17663, filed on October 8, 2002.

     (h)(iv) Form of Participation Agreement among BARR Rosenberg Variable Insurance Trust, BARR ROSENBERG FUNDS DISTRIBUTOR, INC., AXA ROSENBERG INVESTMENT MANAGEMENT LLC, and the Equitable Life Assurance Society of the United States incorporated herein by reference to Exhibit No. 27(h)(vi) to amended Registration Statement File No. 333-103202, filed on August 4, 2003.

     (h)(v) Form of Participation Agreement among EQ Advisors Trust, Equitable, AXA Distributors LLC and AXA Advisors, LLC, incorporated herein by reference to Exhibit 23.(h)(4)(ix) to Post-Effective Amendment No. 27 to Registration Statement on Form N-1A to the Registration Statement of EQ Advisors Trust on Form N-1A (File Nos. 333-17217 and 811-07953),
                    filed on January 15, 2004.

     (i)            Administration Contracts. See (c)(ii),(iii) & (iv).

     (j)            Inapplicable.

     (k) Opinion and Consent of Dodie Kent, Vice President and Counsel of AXA Equitable (filed herewith).

     (l) Opinion and Consent of Brian Lessing, FSA, MAAA, Vice President and Actuary of AXA Equitable (filed herewith).

     (m)            Sample Calculation for Illustrations (filed herewith).

     (n)(i)(a)      Consent of PricewaterhouseCoopers LLP (filed herewith).

     (n)(i)(b)      Consent of KPMG LLP (filed herewith).

     (n)(ii) Powers of Attorney, incorporated herein by reference to the initial registration statement on Form N-6 (File No. 333-134307) filed on May 19, 2006.

     (o)            Inapplicable.

     (p)            Inapplicable.

     (q) Description of Equitable's Issuance, Transfer and Redemption Procedures for Flexible Premium Policies pursuant to Rule 6e-3(T)(b)(12)(iii) under the Investment Company Act of 1940, incorporated herein by reference to Exhibit No. 8 to Registration Statement on Form S-6, File No. 333-17663, filed on December 11, 1996.

----------------
+ State variations not included

Item 27: Directors and Officers of AXA Equitable.


         Set forth below is information regarding the directors and principal officers of AXA Equitable. AXA Equitable's address is 1290 Avenue of Americas, New York, New York 10104. The business address of the persons whose names are preceded by an asterisk is that of AXA Equitable.

                                            POSITIONS AND
NAME AND PRINCIPAL                          OFFICES WITH
BUSINESS ADDRESS                            AXA EQUITABLE
----------------                            -------------

DIRECTORS

Bruce W. Calvert                            Director
78 Pine Street, 2nd Floor
New Canaan, CT 06840

Henri de Castries                           Director
AXA
25, Avenue Matignon
75008 Paris, France

Denis Duverne                               Director
AXA
25, Avenue Matignon
75008 Paris, France

                                            POSITIONS AND
NAME AND PRINCIPAL                          OFFICES WITH
BUSINESS ADDRESS                            AXA EQUITABLE
----------------                            ---------
Anthony J. Hamilton                         Director
AXA UK plc
5 Old Broad Street
London, England EC2 N1AD

Mary R. (Nina) Henderson                    Director
Henderson Advisory Consulting
425 East 86th Street
Apt 12-C
New York, NY 10028

James F. Higgins                            Director
Morgan Stanley
Harborside Financial Center
Plaza Two, Second Floor
Jersey City, NJ  07311

W. Edwin Jarmain                            Director
Jarmain Group Inc.
77 King Street West
Toronto, M5K 1K2
Canada

Scott D. Miller                             Director
Six Sigma Academy
315 East Hopkins Street
Suite 401
Aspen, CO 81611

                                            POSITIONS AND
NAME AND PRINCIPAL                          OFFICES WITH
BUSINESS ADDRESS                            AXA EQUITABLE
----------------                            ---------

Joseph H. Moglia                            Director
Ameritrade Holding Corporation
4211 South 102nd Street
Omaha, NE 68127

Ezra Suleiman                               Director
Princeton University
Corwin Hall
Princeton, NJ 08544

Peter J. Tobin                              Director
1 Briarwood Lane
Denville, NJ 07834


OFFICER-DIRECTORS
-----------------

*Christopher M. Condron                     Chairman of the Board, President,
                                            Chief Executive Officer
                                            and Director

*Stanley B. Tulin                           Vice Chairman of the Board,
                                            Chief Financial Officer and Director

OTHER OFFICERS
--------------

*Leon Billis                                Executive Vice President
                                            and AXA Group Deputy
                                            Chief Information Officer

*Harvey Blitz                               Senior Vice President

*Kevin R. Byrne                             Senior Vice President,
                                            Chief Investment Officer
                                            and Treasurer

*Stuart L. Faust                            Senior Vice President and
                                            Deputy General Counsel

*Alvin H. Fenichel                          Senior Vice President and
                                            Controller

*Jennifer Blevins                           Executive Vice President

*Mary Beth Farrell                          Executive Vice President

*Robert S. Jones, Jr.                       Executive Vice President

*Richard S. Dziadzio                        Executive Vice President

Barbara Goodstein                           Executive Vice President

Andrew McMahon                              Executive Vice President

                                            POSITIONS AND
NAME AND PRINCIPAL                          OFFICES WITH
BUSINESS ADDRESS                            AXA EQUITABLE
----------------                            ---------

*Paul J. Flora                              Senior Vice President and Auditor

*James D. Goodwin                           Senior Vice President and Deputy
                                            Chief Investment Officer

*Edward J. Hayes                            Senior Vice President

*Kevin E. Murray                            Executive Vice President and
                                            Chief Information Officer

*Anthony C. Pasquale                        Senior Vice President

*Karen Field Hazin                          Vice President, Secretary and
                                            Associate General Counsel

*Richard V. Silver                          Executive Vice President and
                                            General Counsel

*Naomi J. Weinstein                         Vice President

*Charles A. Marino                          Senior Vice President and Chief
                                            Actuary

James A. Shepherdson                        Executive Vice President

Item 28. Persons Controlled by or Under Common Control with the Insurance Company or Registrant.

         Separate Account No. FP of AXA Equitable Life Insurance Company (the "Separate Account") is a separate account of AXA Equitable. AXA Equitable, a New York stock life insurance company, is a wholly owned subsidiary of AXA Financial, Inc. (the "Holding Company"), a publicly traded company.

         AXA owns 100% of the Holding Company's outstanding common stock. AXA is able to exercise significant influence over the operations and capital structure of the Holding Company and its subsidiaries, including AXA Equitable. AXA, a French company, is the holding company for an international group of insurance and related financial services companies.

         AXA's Abbreviated AXA Organizational Chart and the AXA Organizational Chart are incorporated by reference to Exhibit 26. to Registration Statement (File No. 333-05593) on Form N-4, filed April 20, 2006.

Item 29. Indemnification

         (a) Indemnification of Officers and Directors

         The by-laws of the AXA Equitable Life Insurance Company ("AXA Equitable") provide, in Article VII, as follows:

             7.4  Indemnification of Directors, Officers and Employees.

             (a) To the extent permitted by the law of the State of New York and subject to all applicable requirements thereof:

                    (i) Any person made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact that he or she, or his or her testator or intestate is or was a director, officer or employee of the Company shall be indemnified by the Company;

                   (ii) Any person made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact that he or she, or his or her testator or intestate serves or served any other organization in any capacity at the request of the Company may be indemnified by the Company; and

                  (iii) the related expenses of any such person in any of said categories may be advanced by the Company.

             (b) To the extent permitted by the law of the State of New York, the Company or the Board of Directors, by amendment of these By-Laws, or by agreement. (Business Corporation Law ss.ss.721-726: Insurance Law ss.1216).

         The directors and officers of AXA Equitable are insured under policies issued by Lloyd's of London, X.L. Insurance Company, Arch Insurance Company, Endurance Insurance Company, U.S. Specialty Insurance, Starr Excess Liability International and ACE Insurance Company. The annual limit on such policies is $150 million, and the policies insure the officers and directors against certain liabilities arising out of their conduct in such capacities.

         (b) Indemnification of Principal Underwriter

         To the extent permitted by law of the State of New York and subject to all applicable requirements thereof, AXA Distributors, LLC. and AXA Advisors, LLC have undertaken to indemnify each of its respective directors and officers who is made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact the director or officer, or his or her testator or intestate, is or was a director or officer of AXA Distributors, LLC. and AXA Advisors, LLC.

         (c) Undertaking

         Insofar as indemnification for liability arising under the Securities Act of 1933 ("Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 30. Principal Underwriters

     (a) AXA Advisors, LLC, and AXA Distributors, LLC, both affiliates of AXA Equitable, MONY Life Insurance Company and MONY Life Insurance Company of America are the principal underwriters for Separate Accounts 49, 301, FP of AXA Equitable, EQ Advisors Trust and AXA Premier VIP Trust, and of MONY Variable Account A, MONY Variable Account L, MONY America Variable Account A and MONY America Variable Account L. In addition, AXA Advisors is the principal underwriter for Separate Accounts 45, A and I, and MONY's Variable Account S and Keynote. The principal business address of both AXA Advisors, LLC and AXA Distributors, LLC, is 1290 Avenue of the Americas, NY, NY 10104.

     (b) Set forth below is certain information regarding the directors and principal officers of AXA Advisors, LLC and AXA Distributors, LLC. The business address of the persons whose names are preceded by an asterisk is that of AXA Advisors, LLC or AXA Distributors, LLC, as applicable.

(i) AXA ADVISORS, LLC

NAME AND PRINCIPAL                    POSITIONS AND OFFICES WITH UNDERWRITER
BUSINESS ADDRESS                      (AXA ADVISORS LLC)
----------------                      --------------------------------------
*Harvey E. Blitz                      Assistant Vice President and Director

*Robert S. Jones, Jr.                 Chairman of the Board and Director

*Ned Dane                             President and Director

*Richard Dziadzio                     Director

*Barbara Goodstein                    Director

*James A. Shepherdson                 Director

*Mark Wutt                            Executive Vice President

*Anthony F. Recine                    Chief Compliance Officer - Investment
                                      Advisory Activities

 Edward J. Hayes                      Executive Vice President
 200 Plaza Drive
 Secaucus, NJ  07096

 Stephen T. Burnthall                 Senior Vice President
 6435 Shiloh Road
 Suite A
 Alpharetta, GA  30005

 James Goodwin                        Senior Vice President
 333 Thornall Street
 Edison, NJ 08837

 Jeffrey Green                        Senior Vice President
 4251 Crums Mill Road
 Harrisburg, PA 17112

*Kevin R. Byrne                       Senior Vice President and Treasurer

*Jill Cooley                          Chief Risk Officer and Director

*David Cerza                          First Vice President

*Donna M. Dazzo                       First Vice President

*Amy Franceschini                     First Vice  President

*Peter Mastrantuono                   First Vice President

*Raymond T. Barry                     Vice President

*Michael Brzozowski                   Vice President

*Claire A. Comerford                  Vice President

*Mark D. Godofsky                     Senior Vice President and Controller

*Janet Friedman                       Vice President

*Stuart Abrams                        Senior Vice President and General Counsel

*Patricia Roy                         Vice President and Chief Compliance
                                      Officer - Broker-Dealer Activities

*Linda J. Galasso                     Assistant Secretary

*Francesca Divone                     Secretary

*Maurya Keating                       Vice President and Counsel

*Gary Gordon                          Vice President

 Gisela Jackson                       Vice President
 4251 Crums Mill Road
 Harrisburg, PA 17112

*Frank Massa                          Vice President

*Carolann Matthews                    Vice President

*Jose Montenegro                      Vice President

 Edna Russo                           Vice President
 333 Thornall Street
 Edison, NJ 08837

*Michael Ryniker                      Vice President

*Frank Acierno                        Assistant Vice President

*Ruth Shorter                         Assistant Vice President

*Richard Morin                        Assistant Vice President

*Irina Gyula                          Assistant Vice President

(ii) AXA DISTRIBUTORS, LLC

NAME AND PRINCIPAL                    POSITIONS AND OFFICES WITH UNDERWRITER
BUSINESS ADDRESS                      (AXA DISTRIBUTORS, LLC)
----------------                      --------------------------------------

*James A. Shepherdson                 Director and Chairman of the Board,
                                      President and Chief Executive Officer

*Philip Meserve                       Director and Executive Vice President of
                                      Business Development

*James Mullery                        Director, Executive Vice President and
                                      Chief Sales Director

*Douglas Dubitsky                     Managing Director, Chief Service Officer

*Michael Brandreit                    Managing Director and National Sales
                                      Manager

*John Kennedy                         Managing Director and National Sales
                                      Manager

*Jeff Herman                          Senior Vice President

*Anthea Perkinson                     Senior Vice President and National
                                      Accounts Director, Financial Institutions

*Nelida Garcia                        Senior Vice President

*William Costello                     Senior Vice President and National
                                      Accounts Director

*Michael McCarthy                     Managing Director and National Sales
                                      Manager

*Norman J. Abrams                     Vice President and General Counsel

*Linda J. Galasso                     Vice President and Secretary

*Ronald R. Quest                      Vice President and Treasurer

*Patrick O'Shea                       Vice President and Chief Financial Officer

         (c) The information under "Distribution of the Policies" in the Prospectus and Statement of Additional Information forming a part of this Registration Statement is incorporated herein by reference.

Item 31. Location of Accounts and Records

         The records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 to 31a-3 thereunder are maintained by AXA Equitable at 1290 Avenue of the Americas, New York,
New York 10104, 135 West 50th Street, New York, NY 10020, and 200 Plaza Drive, Secaucus, NJ 07096. The policies files will be kept at Vantage Computer System, Inc., 301 W. 11th Street, Kansas City, MO 64105.



Item 32. Management Services

         Not applicable.


Item 33. Representation Regarding Reasonableness of Aggregate Policy Fees and Charges

         AXA Equitable represents that the fees and charges deducted under the Policies described in this Registration Statement, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred, and the risks assumed by AXA Equitable under the Policies. AXA Equitable bases its representation on its assessment of all of the facts and circumstances, including such relevant factors as: the nature and extent of such services, expenses and risks, the need for AXA Equitable to earn a profit, the degree to which the Policies include innovative features, and regulatory standards for the grant of exemptive relief under the Investment Company Act of 1940 used prior to October 1996, including the range of industry practice. This representation applies to all policies sold pursuant to this Registration Statement, including those sold on the terms specifically described in the prospectus contained herein, or any variation therein, based on supplements, data pages or riders to any policies or prospectuses or otherwise.

                                   SIGNATURES

       As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this amendment to the Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City and State of New York, on the 25th day of August, 2006.

                                     SEPARATE ACCOUNT FP OF AXA EQUITABLE
                                     LIFE INSURANCE COMPANY (REGISTRANT)



                                     By:   AXA EQUITABLE LIFE
                                           INSURANCE COMPANY
                                                 (DEPOSITOR)



                                     By:   /s/ Dodie Kent
                                           ------------------------------
                                              (Dodie Kent)
                                               Vice President and Counsel

                                   SIGNATURES


     As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Depositor has caused this amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City and State of New York, on the 25th day of August, 2006.

                                            AXA EQUITABLE LIFE INSURANCE COMPANY
                                            (DEPOSITOR)


                                            By:  /s/  Dodie Kent
                                                --------------------------------
                                                     (Dodie Kent)
                                                      Vice President and Counsel


         Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, this amendment to the Registration Statement has been signed by the following persons in the capacities and on the date indicated:

PRINCIPAL EXECUTIVE OFFICERS:

*Christopher M. Condron                    Chairman and Chief Executive Officer

PRINCIPAL FINANCIAL OFFICER:

*Stanley B. Tulin                          Vice Chairman of the Board
                                           Chief Financial Officer and Director

PRINCIPAL ACCOUNTING OFFICER:

*Alvin H. Fenichel                         Senior Vice President and Controller


*DIRECTORS:

Bruce W. Calvert            Mary R. (Nina) Henderson       Joseph H. Moglia
Christopher M. Condron      James F. Higgins               Peter J. Tobin
Henri de Castries           W. Edwin Jarmain               Stanley B. Tulin
Denis Duverne               Scott D. Miller





*By:  /s/ Dodie Kent
     -----------------------
          (Dodie Kent)
          Attorney-in-Fact
          August 25, 2006

                                  EXHIBIT INDEX
                                  -------------


EXHIBIT NO.                                                        DOCUMENT TAG
----------                                                         ------------

26.(k)           Opinion of Consent of Dodie Kent,                 EX-99.26k
                 Vice President and Counsel of AXA Equitable.

26.(l)           Opinion and Consent of Brian Lessing,             EX-99.26l
                 FSA, MAAA, Vice President and Actuary of
                 AXA Equitable.

26.(m)           Sample Calculation for Illustrations.             EX-99.26m

26.(n)(i)(a)     Consent of PricewaterhouseCoopers LLP.            EX-99.26nia

26.(n)(i)(b)     Consent of KPMG LLP.                              EX-99.26nib